Exhibit 99.1

CREATING A RESILIENT ENERGY LEADER

NOTICES OF SPECIAL MEETINGS

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JOINT MANAGEMENT INFORMATION CIRCULAR CONCERNING
THE PLAN OF ARRANGEMENT INVOLVING

CENOVUS ENERGY INC.

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HUSKY ENERGY INC.

NOVEMBER 9, 2020

cenovus ENERGY Husky

These materials are important and require your immediate attention. They require securityholders of Husky Energy Inc. (“Husky”) and Cenovus Energy Inc. (“Cenovus”) to make important decisions. If you are in doubt as to how to make these decisions or require assistance with voting your securities of Husky or Cenovus, please contact your financial, legal, tax or other professional advisors. Shareholders of Cenovus may also contact Cenovus’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors by: (A) telephone at (i) 1-866-851-4179 (North American Toll-Free Number); or (ii) 1-416-867-2272 (collect calls outside North America); or (B) email at contactus@kingsdaleadvisors.com. No securities regulatory authority has expressed an opinion about, or passed upon the fairness or merits of the transaction described in this document, the securities being offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offense to claim otherwise.

APPENDICES

LETTER TO HUSKY SHAREHOLDERS AND OPTIONHOLDERS

November 9, 2020

Dear Husky Shareholders and Husky Optionholders:

You are invited to attend a special meeting (the “Husky Meeting”) of the holders (the “Husky Common Shareholders”) of common shares (“Husky Common Shares”) of Husky Energy Inc. (“Husky”, “we”, “us”, or “our”), the holders (the “Husky Optionholders”) of options to acquire Husky Common Shares (the “Husky Options”) and the holders of preferred shares (“Husky Preferred Shares”) of Husky (the “Husky Preferred Shareholders” and together with the Husky Common Shareholders, the “Husky Shareholders”) to be held on Tuesday, December 15, 2020 at 9:00 a.m. (Calgary time) in a virtual-only format that will be conducted via live webcast accessible at https://web.lumiagm.com/459526828, password “husky2020” (case sensitive).

At the Husky Meeting, the Husky Shareholders and Husky Optionholders will be asked to consider and vote on special resolutions approving the plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta), involving the acquisition by Cenovus Energy Inc. (“Cenovus”) of all of the issued and outstanding Husky Common Shares and Husky Preferred Shares, as more particularly described in the joint management information circular of Cenovus and Husky dated November 9, 2020 (the “Information Circular”).

Please complete the enclosed form of proxy and submit it to Husky’s transfer agent and registrar, Computershare Trust Company of Canada, as soon as possible but not later than 9:00 a.m. (Calgary time) on December 11, 2020, or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of any adjournment or postponement of the Husky Meeting (the “Husky Proxy Deadline”). Registered Husky Common Shareholders and Husky Optionholders will be able to sign in to the Husky Meeting using the 15-digit control number provided with the meeting materials and password “husky2020” (case sensitive).

Beneficial Husky Common Shareholders (being Husky Common Shareholders who hold their Husky Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) can appoint themselves or a proxyholder to participate in the virtual Husky Meeting.

Registered Husky Common Shareholders and Husky Optionholders who appoint a proxyholder, and beneficial Husky Common Shareholders who appoint themselves or a proxyholder to participate in the virtual Husky Meeting, MUST also visit http://www.computershare.com/HuskyEnergy to register their or their proxyholder’s name and email address so that, after the Husky Proxy Deadline, Computershare can send via email a Username that will be required (with case-sensitive password “husky2020”) to log into the Husky Meeting.

If you do not follow both of these steps, you or your proxyholder will only be able to enter the meeting as a guest.

Registered Husky Shareholders should also complete and return the enclosed Letter of Transmittal which, when properly completed and returned together with the certificate(s) or DRS Advice(s) representing Husky Common Shares and/or Husky Preferred Shares, as the case may be, and all other required documents, will enable each Husky Shareholder to obtain the consideration that the Husky Shareholder is entitled to receive under the Arrangement.

The Arrangement Agreement

Husky and Cenovus agreed to combine their respective businesses and entered into an arrangement agreement dated October 24, 2020 (the “Arrangement Agreement”) which was unanimously approved by the respective boards of directors of Husky and Cenovus. Pursuant to the Arrangement Agreement and the accompanying Plan of Arrangement, Cenovus will acquire all of the issued and outstanding Husky Common Shares and, if approved by not less than 66 2⁄3% of the votes cast by Husky Preferred Shareholders, voting together as a single class, and not more than 10% of Husky Preferred Shareholders dissent in respect of the Arrangement (unless waived by Cenovus), each series of Husky Preferred Shares will be exchanged for a series of First Preferred Shares of Cenovus (“Cenovus Preferred Shares”) having substantially identical terms as such series of Husky Preferred Shares. Husky Common Shareholders will exchange a portion of their Husky Common Shares for Cenovus Common Shares and the remaining portion of their Husky Common Shares for common share purchase warrants to acquire Cenovus Common Shares (“Cenovus Warrants”), such that, in aggregate, each Husky Common Shareholder will receive, in respect of each Husky Common Share, 0.7845 of a Cenovus Common Share and 0.0651 of a Cenovus Warrant (the “Consideration”). Each whole Cenovus Warrant will entitle the holder thereof to acquire one Cenovus Common Share upon payment in full of the exercise price of $6.54 per Cenovus Common Share at any time up to 60 months following completion of the Arrangement. In exchange for their Husky Options, each Husky Optionholder will receive an option to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of such Husky Option, multiplied by 0.7845, with an exercise price per Cenovus Common Share equal to the exercise price per share of such Husky Option divided by 0.7845 and rounded up to the nearest whole cent (the “Cenovus Replacement Options”). Completion of the Arrangement is not conditional upon the approval of the Arrangement by the Husky Preferred Shareholders.

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Former Husky Common Shareholders are expected to own approximately 39% of the combined company immediately after completion of the Arrangement (or 41% on a partially-diluted basis assuming the exercise of all Cenovus Warrants issued pursuant to the Arrangement). Current Cenovus Common Shareholders are expected to own approximately 61% of the combined company immediately after completion of the Arrangement (or 59% on a partially-diluted basis assuming the exercise of all Cenovus Warrants issued pursuant to the Arrangement).

The Arrangement is currently anticipated to be completed in the first quarter of 2021, subject to satisfaction or waiver of all conditions precedent in the Arrangement Agreement, including receipt of all court and regulatory approvals. Upon completion of the transaction, the combined company will continue to operate as Cenovus and remain headquartered in Calgary, Alberta.

Benefits of the Arrangement

Creation of a Resilient Integrated Energy Company

Husky and Cenovus anticipate the combination will create a resilient integrated energy leader with a total enterprise value of approximately $23.6 billion (calculated as at the date of the announcement of the Arrangement) with a cost-and-market-advantaged asset portfolio, which can prioritize free funds flow generation, balance sheet strength and returns to shareholders.

The combined company will be the third largest Canadian-based oil and natural gas producer, with approximately 750,000 boe/d of low-cost oil and natural gas production. The anticipated annual sustaining capital requirements to support the combined company’s upstream production and downstream operations is approximately $2.4 billion, a reduction of more than $600 million per year compared to the two companies on a standalone basis. Furthermore, the combined company’s expanded portfolio is expected to enable more efficient, returns-focused capital allocation. With an estimated proved plus probable reserves life index of approximately 33 years, consisting mostly of low-cost reserves, the combination is expected to result in reduced re-investment risk to sustain production at current levels.

The combined company will also be the second largest Canadian-based refiner and upgrader, with total North American upgrading and refining capacity of approximately 660,000 bbls/d, which includes approximately 350,000 bbls/d of heavy oil conversion capacity. Together with Husky, the new Cenovus will have approximately 265,000 bbls/d of current takeaway capacity out of Alberta on existing major pipelines, and approximately 305,000 bbls/d of committed capacity on planned pipelines. In addition, it will have approximately 16 million barrels of crude oil storage capacity and crude-by-rail assets providing approximately 120,000 bbls/d takeaway optionality. Taken together, this results in processing capacity and egress out of Alberta for the majority of the combined company’s oil sands and heavy oil production, significantly reducing financial risks related to Western Canada Select pricing while maintaining healthy exposure to global commodity prices.

Annual Corporate and Operating Synergies and Improved Capital Allocation Opportunities

Further improving cost structure, an estimated $1.2 billion of incremental annual free funds flow, including approximately $600 million in annual corporate and operating synergies and approximately $600 million in annual sustaining capital allocation synergies, are achievable independent of commodity prices. These synergies are the product of Cenovus’s and Husky’s rigorous and disciplined evaluation process to identify the specific efficiencies that can be gained. The vast majority of the annual savings are expected to be achieved in the first year of combined operations, with the full amount of the annual run rate synergies anticipated within year two. Over the longer term, Cenovus and Husky anticipate additional cost savings and margin enhancements based on further physical integration, including connecting upstream assets with the upgrading complex at Lloydminster, Saskatchewan, storage and blending operations at Hardisty, Alberta and the large U.S. refining assets in PADD 2 and PADD 3. The integration of Cenovus’s upstream assets with Husky’s downstream and midstream portfolio is expected to also shorten the value chain and reduce condensate costs associated with heavy oil transportation over the longer term. These longer term anticipated synergies are not included in the estimated $1.2 billion annual synergies anticipated in the first two years of combined operations.

The approximately $600 million in annual corporate and operating cost synergies are expected through reductions to combined workforce and corporate overhead costs including streamlined IT systems and procurement savings through economies of scale. Immediate efficiencies are also expected by implementing best practices from each company, including applying Cenovus’s operating expertise to Husky’s oil sands assets, leveraging the increased portfolio’s scale in the Deep Basin, and pursuing commercial and contract-related efficiencies on midstream marketing and blending opportunities.

Enhanced Free Funds Flow Generation and Investment Grade Metrics

The resulting low funds flow volatility, breakeven price and corporate sustaining costs of the combined company supports an investment grade credit profile and a lower cost of capital through the commodity price cycle. Based on the assumptions contained in the Information Circular, the combined company is expected to have ample current liquidity with $8.5 billion in undrawn committed credit facilities and no bond maturities until 2022.

Furthermore, the estimated $1.2 billion of incremental annual free funds flow from identified near-term synergies is expected to accelerate balance sheet deleveraging. After achieving its balance sheet objectives, the combined company’s free funds flow profile is expected to enable sustainable growth in shareholder distributions and a returns-focused organic capital investment program with residual free funds flow. Following completion of the Arrangement, Cenovus and Husky anticipate approval by the board of directors of the combined company of a quarterly dividend of $0.0175 per share.

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Uncompromising Commitment to Safety and ESG Leadership

Cenovus’s and Husky’s commitments to world-class safety performance and environmental, social and governance (ESG) leadership will remain core to the combined company. This will include ambitious ESG targets, robust management systems and transparent performance reporting. The combined company will continue working to earn a position as a global energy supplier of choice by advancing clean technology and reducing emissions intensity. This includes maintaining the ambition established by each company of achieving net zero emissions by 2050. The combined company will also make it a priority to continue building upon the strong local community relationships already established by both Cenovus and Husky, with a focus on Indigenous economic reconciliation. Striking the right balance among environmental, economic and social considerations will continue to be central to the combined company’s strategy of creating long-term value and business resilience.

The targets that each of Cenovus and Husky released earlier this year for key ESG focus areas are the products of robust processes to ensure alignment with the companies’ business plans and strategies. The combined company will remain committed to pursuing ESG targets and will undertake a similarly thorough analysis within the context of the combined company’s business plan before setting meaningful targets for the combined portfolio. Once that work is complete in 2021 and approved by the combined company’s board of directors, the new targets and plans to achieve them will be disclosed. Leading safety practices, strong governance and advancing diversity and inclusion will remain central to the combined company’s ESG commitments.

For additional information with respect to these and other anticipated benefits of the Arrangement, see the sections in the Information Circular entitled “The Arrangement – Reasons for the Arrangement – Husky Board” and “The Arrangement – Attributes of the Combined Company”.

Board of Directors and Management

Following completion of the Arrangement, Alex J. Pourbaix, the current President & Chief Executive Officer of Cenovus, will serve as President & Chief Executive Officer of the combined company. Further, Jeffrey R. Hart, the current Chief Financial Officer of Husky, will serve as Executive Vice-President & Chief Financial Officer of the combined company, and Jonathan M. McKenzie, the current Executive Vice-President & Chief Financial Officer of Cenovus, will serve as Executive Vice-President & Chief Operating Officer of the combined company. Keith A. MacPhail, the current Chair of the board of directors of Cenovus (the “Cenovus Board”), will serve as Independent Board Chair of the combined company. The remainder of senior management will be selected from each of Cenovus and Husky and named prior to the completion of the Arrangement.

The board of directors of the combined company following completion of the Arrangement will consist of eight members of the current Cenovus Board, including Keith A. MacPhail (as Independent Board Chair) and Alex J. Pourbaix, with Keith M. Casey, Jane E. Kinney, Harold N. Kvisle, Richard J. Marcogliese, Claude Mongeau, and Rhonda I. Zygocki expected to continue as members of the combined company’s board of directors, and four members of the current board of directors of Husky (the “Husky Board”), with Canning K. N. Fok, Eva L. Kwok, Wayne E. Shaw and Frank J. Sixt being the members expected to join the combined company’s board of directors.

Shareholder and Optionholder Votes

The Arrangement must be approved by (i) not less than 66 2⁄3% of the votes cast by Husky Common Shareholders present in person (virtually) or represented by proxy at the Husky Meeting and (ii) not less than 66 2⁄3% of the votes cast by Husky Common Shareholders and Husky Optionholders present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class (the “Arrangement Resolution”). In addition to the approval of the Husky Common Shareholders and Husky Optionholders, completion of the Arrangement is subject to the approval by Cenovus Common Shareholders of an ordinary resolution approving, among other things, the issuance of such number of Cenovus Common Shares and Cenovus Warrants (the “Share Issuance Resolution”) as are required to be issued pursuant to and in connection with the Arrangement.

Completion is also subject to, among other things: (i) the approval of the Court of Queen’s Bench of Alberta; (ii) the approval of the listing of the Cenovus Common Shares and Cenovus Warrants to be issued pursuant to the Share Issuance Resolution, and the Cenovus Common Shares issuable upon exercise of the Cenovus Warrants, on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange; and (iii) the receipt of all other necessary regulatory approvals. If the Arrangement Resolution is not approved at the Husky Meeting, the Arrangement will not be completed. Similarly, if the Share Issuance Resolution is not approved at the Cenovus Meeting, the Arrangement will not be completed.

In addition, Husky will seek the approval of the Arrangement by not less than 66 2⁄3% of the votes cast by Husky Preferred Shareholders (the “Preferred Shareholder Resolution”) present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class, to allow the Husky Preferred Shareholders to participate in the Arrangement by exchanging their Husky Preferred Shares, on a one-for-one basis, for Cenovus Preferred Shares, issuable in series, and having, on a series-by-series basis, substantially identical terms as the corresponding series of Husky Preferred Shares. Approval of the Preferred Shareholder Resolution is not required in order to complete the Arrangement. If the Husky Preferred Shareholders do not approve the Preferred Shareholder Resolution at the Husky Meeting (or if the Preferred Shareholder Resolution is approved and, unless otherwise determined by Cenovus in its sole discretion, holders of more than 10% of the Husky Preferred Shares have validly exercised, and not withdrawn, dissent and appraisal rights in connection with the Arrangement), and both the Share Issuance Resolution and the Arrangement Resolution are approved at their respective meetings, the Husky Preferred Shares will not be exchanged for Cenovus Preferred Shares pursuant to the Plan of Arrangement and will remain outstanding in a subsidiary of Cenovus following completion of the Arrangement and listed on the TSX. Subject to approval of the Preferred Shareholder Resolution, Cenovus has applied to list the Cenovus Preferred Shares to be issued in exchange for the Husky Preferred Shares on the TSX.

Support Agreements

The Arrangement has the support of Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l. (together, the “Supporting Husky Shareholders” and each a “Supporting Husky Shareholder”), major shareholders of Husky, which hold approximately 40.19% and

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29.32%, respectively, of the issued and outstanding Husky Common Shares. Each Supporting Husky Shareholder has entered into a separate hard lock-up agreement with Cenovus, pursuant to which such Supporting Husky Shareholder has irrevocably agreed to vote in favour of the Arrangement at the Husky Meeting, except in limited circumstances.

Fairness Opinions

Goldman Sachs Canada Inc. (“Goldman Sachs”) and CIBC World Markets Inc. (“CIBC Capital Markets”) acted as co-financial advisors to Husky and provided the Husky Board with their respective opinions (the “Husky Fairness Opinions”) to the effect that, as of October 24, 2020 and October 23, 2020, respectively, based upon and subject to the assumptions, qualifications and limitations set forth therein, the Consideration to be received by the Husky Common Shareholders was fair, from a financial point of view, to the Husky Common Shareholders. CIBC Capital Markets also provided the Husky Board with its opinion to the effect that, as of October 23, 2020, based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the Husky Preferred Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Husky Preferred Shareholders. The full text of the written opinion of Goldman Sachs, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is contained in Appendix G to the Information Circular. The full texts of the written opinions of CIBC Capital Markets are contained in Appendices H and I to the Information Circular. Each of Goldman Sachs and CIBC Capital Markets provided its opinion(s) solely for the information and assistance of the Husky Board in connection with its consideration of the transaction. Each Husky Fairness Opinion is not a recommendation as to how any Husky Shareholder should vote with respect to the transaction, or any other matter.

Recommendation

After consulting with Husky’s senior management and with its financial, legal, tax and other advisors, and after considering, among other things, the Husky Fairness Opinions, the Husky Board has unanimously: (i) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Husky; (ii) determined that the Arrangement is fair to Husky Common Shareholders and Husky Preferred Shareholders; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; (iv) recommended that Husky Common Shareholders and Husky Optionholders vote in favour of the Arrangement Resolution; and (v) recommended that Husky Preferred Shareholders vote in favour of the Preferred Shareholder Resolution.

The Information Circular contains a detailed description of the Arrangement, as well as detailed information regarding Husky and Cenovus and certain pro forma and other information of the combined company after giving effect to the Arrangement. It also includes certain risk factors relating to Husky, Cenovus, the Arrangement and the combined company. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisors.

Due to the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and in alignment with the recommendations of Canadian public health officials to cancel large public gatherings, the Husky Meeting will be held in a virtual-only format conducted via live webcast online at https://web.lumiagm.com/459526828 and password “husky2020” (case sensitive). The virtual-only format for the Husky Meeting will help mitigate health and safety risks to the community, shareholders, employees and other stakeholders. At this website, Husky Shareholders and Husky Optionholders and duly appointed proxyholders will be able to hear the meeting live, submit questions and vote their securities on all items of business while the Husky Meeting is being held. While Husky Shareholders, Husky Optionholders and duly appointed proxyholders will not be able to attend the Husky Meeting in person, regardless of geographic location and ownership, they will have an equal opportunity to participate at the Husky Meeting and vote on the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable. Detailed instructions about how to participate in the Husky Meeting can be found in the Notice of Special Meeting of Husky Securityholders and the Information Circular.

Your vote is important to Husky and we strongly encourage you to participate in the Husky Meeting or submit the applicable enclosed form of proxy or voting information form. If you have any questions about any of the information or require assistance in completing your form of proxy or voting instruction form for your Husky securities, as applicable, please contact your financial, legal, tax or other professional advisors.

On behalf of the board of directors of Husky, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We believe that this is a transformational opportunity for both Husky and Cenovus shareholders and will create a new, Canadian-headquartered, integrated energy leader that reflects our shared commitment to creating value and unlocking growth potential for shareholders.

We look forward to your participation at the Husky Meeting.

Yours sincerely,

(signed) “Robert J. Peabody”

Robert J. Peabody

President & Chief Executive Officer

Husky Energy Inc.

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LETTER TO CENOVUS COMMON SHAREHOLDERS

November 9, 2020

Dear Cenovus Common Shareholders:

You are invited to attend a special meeting (the “Cenovus Meeting”) of the holders (the “Cenovus Common Shareholders”) of common shares (“Cenovus Common Shares”) in the capital of Cenovus Energy Inc. (“Cenovus”, “we”, “us”, or “our”) to be held on Tuesday, December 15, 2020 at 1:00 p.m. (Calgary time) in a virtual-only format that will be conducted via live webcast accessible at https://web.lumiagm.com/418831959 and password “cenovus2020” (case sensitive).

Cenovus and Husky Energy Inc. (“Husky”) agreed to combine their respective businesses and entered into an arrangement agreement dated October 24, 2020 (the “Arrangement Agreement”) which was unanimously approved by the respective boards of directors of Cenovus and Husky. Pursuant to the Arrangement Agreement and the accompanying Plan of Arrangement (the “Arrangement”), Cenovus will acquire all of the issued and outstanding common shares in the capital of Husky (“Husky Common Shares”) and, if approved by the holders (“Husky Preferred Shareholders”) of preferred shares in the capital of Husky (“Husky Preferred Shares”), voting together as a single class, and not more than 10% of Husky Preferred Shareholders dissent in respect of the Arrangement (unless waived by Cenovus), each series of Husky Preferred Shares will be exchanged for a series of First Preferred Shares of Cenovus (“Cenovus Preferred Shares”) having substantially identical terms as such series of Husky Preferred Shares. Holders of Husky Common Shares (“Husky Common Shareholders”) will exchange a portion of their Husky Common Shares for Cenovus Common Shares and the remaining portion of their Husky Common Shares for common share purchase warrants to acquire Cenovus Common Shares (“Cenovus Warrants”), such that, in aggregate, each Husky Common Shareholder will receive, in respect of each Husky Common Share, 0.7845 of a Cenovus Common Share and 0.0651 of a Cenovus Warrant (the “Consideration”). Each whole Cenovus Warrant will entitle the holder thereof to acquire one Cenovus Common Share upon payment in full of the exercise price of $6.54 per Cenovus Common Share at any time up to 60 months following completion of the Arrangement. In exchange for their options to acquire Husky Common Shares (“Husky Options”), each holder of a Husky Option will receive an option to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of such Husky Option, multiplied by 0.7845, with an exercise price per Cenovus Common Share equal to the exercise price per share of such Husky Option divided by 0.7845 and rounded up to the nearest whole cent (the “Cenovus Replacement Options”). Completion of the Arrangement is not conditional upon the approval of the Arrangement by the Husky Preferred Shareholders.

At the Cenovus Meeting, you will be asked to consider and vote on an ordinary resolution (the “Share Issuance Resolution”), the full text of which is set forth in Appendix C to the accompanying joint management information circular of Cenovus and Husky dated November 9, 2020 (the “Information Circular”). The Share Issuance Resolution contemplates approving: (i) the issuance of the Cenovus Common Shares and the Cenovus Warrants issuable pursuant to the Arrangement and the Cenovus Common Shares issuable upon exercise, from time to time, of Cenovus Warrants and Cenovus Replacement Options; and (ii) certain consequential amendments to Cenovus’s current shareholder rights plan to ensure that neither the consummation of the Arrangement nor any share purchase rights issued in connection with the Arrangement triggers such rights plan, all as more particularly described in the Information Circular.

Please complete the enclosed form of proxy and submit it to Cenovus’s transfer agent and registrar, Computershare Investor Services, Inc., as soon as possible but not later than 1:00 p.m. (Calgary time) on December 11, 2020, or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of any adjournment or postponement of the Cenovus Meeting (the “Cenovus Proxy Deadline”). Registered Cenovus Common Shareholders will be able to sign in to the Cenovus Meeting using the 15-digit control number provided with the meeting materials and password “cenovus2020” (case sensitive).

Beneficial Cenovus Common Shareholders (being Cenovus Common Shareholders who hold their Cenovus Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) can appoint themselves or a proxyholder to participate in the virtual Cenovus Meeting.

Registered Common Shareholders who appoint a proxyholder, and beneficial Cenovus Common Shareholders who appoint themselves or a proxyholder to participate in the virtual Cenovus Meeting, must also visit https://www.computershare.com/CenovusEnergy to register their or their proxyholder’s name and email address so that, after the Cenovus Proxy Deadline, Computershare can send via email a Username that will be required (with case-sensitive password “cenovus2020”) to log into the Cenovus Meeting.

If you do not follow both of these steps, you or your proxyholder will only be able to enter the meeting as a guest.

Current Cenovus Common Shareholders are expected to own approximately 61% of the combined company immediately after completion of the Arrangement (or 59% on a partially-diluted basis assuming the exercise of all Cenovus Warrants issued pursuant to the Arrangement). Former Husky Common Shareholders are expected to own approximately 39% of the combined company immediately after completion of the Arrangement (or 41% on a partially-diluted basis assuming the exercise of all Cenovus Warrants issued pursuant to the Arrangement).

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The Arrangement is currently anticipated to be completed in the first quarter of 2021, subject to satisfaction or waiver of all conditions precedent in the Arrangement Agreement, including receipt of all court and regulatory approvals. Upon completion of the transaction, the combined company will continue to operate as Cenovus and remain headquartered in Calgary, Alberta.

Creation of a Resilient Integrated Energy Company

Husky and Cenovus anticipate the combination will create a resilient integrated energy leader with a total enterprise value of approximately $23.6 billion (calculated as at the date of the announcement of the Arrangement) with a cost-and-market-advantaged asset portfolio, which can prioritize free funds flow generation, balance sheet strength and returns to shareholders.

The combined company will be the third largest Canadian-based oil and natural gas producer, with approximately 750,000 boe/d of low-cost oil and natural gas production. The anticipated annual sustaining capital requirements to support the combined company’s upstream production and downstream operations is approximately $2.4 billion, a reduction of more than $600 million per year compared to the two companies on a standalone basis. Furthermore, the combined company’s expanded portfolio is expected to enable more efficient, returns-focused capital allocation. With an estimated proved plus probable reserves life index of approximately 33 years, consisting mostly of low-cost reserves, the combination is expected to result in reduced re-investment risk to sustain production at current levels.

The combined company will also be the second largest Canadian-based refiner and upgrader, with total North American upgrading and refining capacity of approximately 660,000 bbls/d, which includes approximately 350,000 bbls/d of heavy oil conversion capacity. Together with Husky, the new Cenovus will have approximately 265,000 bbls/d of current takeaway capacity out of Alberta on existing major pipelines, and approximately 305,000 bbls/d of committed capacity on planned pipelines. In addition, it will have approximately 16 million barrels of crude oil storage capacity and crude-by-rail assets providing approximately 120,000 bbls/d takeaway optionality. Taken together, this results in processing capacity and egress out of Alberta for the majority of the combined company’s oil sands and heavy oil production, significantly reducing financial risks related to Western Canada Select pricing while maintaining healthy exposure to global commodity prices.

Annual Corporate and Operating Synergies and Improved Capital Allocation Opportunities

Further improving cost structure, an estimated $1.2 billion of incremental annual free funds flow, including approximately $600 million in annual corporate and operating synergies and approximately $600 million in annual sustaining capital allocation synergies, are achievable independent of commodity prices. These synergies are the product of Cenovus’s and Husky’s rigorous and disciplined evaluation process to identify the specific efficiencies that can be gained. The vast majority of the annual savings are expected to be achieved in the first year of combined operations, with the full amount of the annual run rate synergies anticipated within year two. Over the longer term, Cenovus and Husky anticipate additional cost savings and margin enhancements based on further physical integration, including connecting upstream assets with the upgrading complex at Lloydminster, Saskatchewan, storage and blending operations at Hardisty, Alberta and the large U.S. refining assets in PADD 2 and PADD 3. The integration of Cenovus’s upstream assets with Husky’s downstream and midstream portfolio is expected to also shorten the value chain and reduce condensate costs associated with heavy oil transportation over the longer term. These longer term anticipated synergies are not included in the estimated $1.2 billion annual synergies anticipated in the first two years of combined operations.

The approximately $600 million in annual corporate and operating cost synergies are expected through reductions to combined workforce and corporate overhead costs including streamlined IT systems and procurement savings through economies of scale. Immediate efficiencies are also expected by implementing best practices from each company, including applying Cenovus’s operating expertise to Husky’s oil sands assets, leveraging the increased portfolio’s scale in the Deep Basin, and pursuing commercial and contract-related efficiencies on midstream marketing and blending opportunities.

Enhanced Free Funds Flow Generation and Investment Grade Metrics

The resulting low funds flow volatility, breakeven price and corporate sustaining costs of the combined company supports an investment grade credit profile and a lower cost of capital through the commodity price cycle. Based on the assumptions contained in the Information Circular, the combined company is expected to have ample current liquidity with $8.5 billion in undrawn committed credit facilities and no bond maturities until 2022.

Furthermore, the estimated $1.2 billion of incremental annual free funds flow from identified near-term synergies is expected to accelerate balance sheet deleveraging. After achieving its balance sheet objectives, the combined company’s free funds flow profile is expected to enable sustainable growth in shareholder distributions and a returns-focused organic capital investment program with residual free funds flow. Following completion of the Arrangement, Cenovus and Husky anticipate approval by the board of directors of the combined company of a quarterly dividend of $0.0175 per share.

Uncompromising Commitment to Safety and ESG Leadership

Cenovus’s and Husky’s commitments to world-class safety performance and environmental, social and governance (ESG) leadership will remain core to the combined company. This will include ambitious ESG targets, robust management systems and transparent performance reporting. The combined company will continue working to earn a position as a global energy supplier of choice by advancing clean technology and reducing emissions intensity. This includes maintaining the ambition established by each company of achieving net zero emissions by 2050.

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The combined company will also make it a priority to continue building upon the strong local community relationships already established by both Cenovus and Husky, with a focus on Indigenous economic reconciliation. Striking the right balance among environmental, economic and social considerations will continue to be central to the combined company’s strategy of creating long-term value and business resilience.

The targets that each of Cenovus and Husky released earlier this year for key ESG focus areas are the products of robust processes to ensure alignment with the companies’ business plans and strategies. The combined company will remain committed to pursuing ESG targets and will undertake a similarly thorough analysis within the context of the combined company’s business plan before setting meaningful targets for the combined portfolio. Once that work is complete in 2021 and approved by the combined company’s board of directors, the new targets and plans to achieve them will be disclosed. Leading safety practices, strong governance and advancing diversity and inclusion will remain central to the combined company’s ESG commitments.

For additional information with respect to these and other anticipated benefits of the Arrangement, see the sections in the Information Circular entitled “The Arrangement – Reasons for the Arrangement – Cenovus Board” and “The Arrangement – Attributes of the Combined Company”.

Board of Directors and Management

Following completion of the Arrangement, Alex J. Pourbaix, the current President & Chief Executive Officer of Cenovus, will serve as President & Chief Executive Officer of the combined company. Further, Jeffrey R. Hart, the current Chief Financial Officer of Husky, will serve as Executive Vice-President & Chief Financial Officer of the combined company, and Jonathan M. McKenzie, the current Executive Vice-President & Chief Financial Officer of Cenovus, will serve as Executive Vice-President & Chief Operating Officer of the combined company. Keith A. MacPhail, the current Chair of the board of directors of Cenovus (the “Cenovus Board”), will serve as Independent Board Chair of the combined company. The remainder of senior management will be selected from each of Cenovus and Husky and named prior to the completion of the Arrangement.

The board of directors of the combined company following completion of the Arrangement will consist of eight members of the current Cenovus Board, including Keith A. MacPhail (as Independent Board Chair) and Alex J. Pourbaix, with Keith M. Casey, Jane E. Kinney, Harold N. Kvisle, Richard J. Marcogliese, Claude Mongeau, and Rhonda I. Zygocki expected to continue as members of the combined company’s board of directors, and four members of the current board of directors of Husky (the “Husky Board”), with Canning K. N. Fok, Eva L. Kwok, Wayne E. Shaw and Frank J. Sixt being the members expected to join the combined company’s board of directors.

Shareholder Votes

The Share Issuance Resolution must be approved by a simple majority of the votes cast by the Cenovus Common Shareholders present in person (virtually) or represented by proxy at the Cenovus Meeting. In addition to the approval of the Cenovus Common Shareholders, completion of the Arrangement is subject to, among other things: (i) the approval of the Arrangement by not less than 66 2⁄3% of the votes cast by Husky Common Shareholders present in person (virtually) or represented by proxy at a special meeting (the “Husky Meeting”) of Husky Shareholders and holders of Husky Options (the “Husky Optionholders”) and not less than 66 2⁄3% of the votes cast by Husky Common Shareholders and Husky Optionholders present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class (the “Arrangement Resolution”); (ii) the approval of the Court of Queen’s Bench of Alberta; (iii) the approval of the listing of the Cenovus Common Shares and Cenovus Warrants to be issued pursuant to the Plan of Arrangement and the Cenovus Common Shares issuable upon exercise of the Cenovus Warrants on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange; and (iv) the receipt of all other necessary regulatory approvals. If the Arrangement Resolution is not approved at the Husky Meeting, the Arrangement will not be completed. Similarly, if the Share Issuance Resolution is not approved at the Cenovus Meeting, the Arrangement will not be completed.

Provided that the Arrangement is approved by not less than 66 2⁄3% of the votes cast by holders of Husky Preferred Shares (“Husky Preferred Shareholders”) present in person (virtually) or represented by proxy, voting together as a single class, at the Husky Meeting, each series of Husky Preferred Shares will be exchanged, on a one-for-one basis, for Cenovus Preferred Shares, issuable in series, and having, on a series-by-series basis, substantially identical terms as the corresponding series of Husky Preferred Shares. Completion of the Arrangement is not conditional upon the approval of the Arrangement by the Husky Preferred Shareholders. If the Husky Preferred Shareholders do not approve the Arrangement or more than 10% of Husky Preferred Shareholders dissent in respect of the Arrangement (unless waived by Cenovus), the Husky Preferred Shares will not be exchanged for Cenovus Preferred Shares pursuant to the Plan of Arrangement and will remain outstanding in a subsidiary of Cenovus following completion of the Arrangement and listed on the TSX.

Support Agreements

The Arrangement has the support of Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l. (together, the “Supporting Husky Shareholders” and each a “Supporting Husky Shareholder”), major shareholders of Husky, which hold approximately 40.19% and 29.32%, respectively, of the issued and outstanding Husky Common Shares. Each Supporting Husky Shareholder has entered into a separate hard lock-up agreement with Cenovus, pursuant to which such Supporting Husky Shareholder has irrevocably agreed to vote in favour of the Arrangement at the Husky Meeting, except in limited circumstances.

Fairness Opinions

RBC Capital Markets and TD Securities Inc. (“TD Securities”) acted as co-financial advisors to Cenovus and each of RBC Capital Markets and TD Securities has provided the Cenovus Board with its respective opinion (together, the “Cenovus Fairness Opinions”) to the effect that, as of

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October 24, 2020, subject to the assumptions made and limitations and qualifications included therein, the Consideration to be paid by Cenovus pursuant to the Arrangement is fair, from a financial point of view, to Cenovus.

Recommendation

After consulting with Cenovus’s senior management and with its financial, legal, tax and other advisors, and after considering, among other things, the Cenovus Fairness Opinions, the Cenovus Board has unanimously: (i) determined that the Arrangement and entry into the Arrangement Agreement are in the best interests of Cenovus; (ii) determined that the consideration to be paid by Cenovus pursuant to the Arrangement Agreement is fair, from a financial point of view, to Cenovus; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) recommended that Cenovus Common Shareholders vote in favour of the Share Issuance Resolution.

The Information Circular contains a detailed description of the Arrangement, as well as detailed information regarding Cenovus and Husky and certain pro forma and other information of the combined company after giving effect to the Arrangement. It also includes certain risk factors relating to Cenovus, Husky, the Arrangement and the combined company. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisors or Cenovus’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors.

Due to the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and in alignment with the recommendations of Canadian public health officials to cancel large public gatherings, the Cenovus Meeting will be held in a virtual-only format conducted via live webcast online at https://web.lumiagm.com/418831959 (password “cenovus2020” (case sensitive)). The virtual-only format for the Cenovus Meeting will help mitigate health and safety risks to the community, shareholders, employees and other stakeholders. At this website, Cenovus Common Shareholders and duly appointed proxyholders will be able to hear the meeting live, submit questions and vote their Cenovus Common Shares on all items of business while the Cenovus Meeting is being held. While Cenovus Common Shareholders and duly appointed proxyholders will not be able to attend the Cenovus Meeting in person, regardless of geographic location and ownership, they will have an equal opportunity to participate at the Cenovus Meeting and vote on the Share Issuance Resolution. Detailed instructions about how to participate in the Cenovus Meeting can be found in the Notice of Special Meeting of Cenovus Common Shareholders and the Information Circular.

Your vote is important to Cenovus and we strongly encourage you to participate in the Cenovus Meeting or submit the enclosed form of proxy or voting information form. If you have any questions about any of the information or require assistance in completing your form of proxy or voting instruction form for your Cenovus Common Shares, as applicable, please contact your financial, legal, tax or other professional advisors or our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-851-4179 (toll-free in North America) or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

We look forward to your participation at the Cenovus Meeting.

Yours sincerely,

(signed) “Alex J. Pourbaix”

Alex J. Pourbaix

President & Chief Executive Officer

Cenovus Energy Inc.

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HUSKY Q&A

HUSKY SHAREHOLDERS AND OPTIONHOLDERS – QUESTIONS AND ANSWERS

ABOUT THE ARRANGEMENT AND THE HUSKY MEETING

The following is intended to address certain key questions concerning the Arrangement and the Husky Meeting. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference in this Information Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. Capitalized terms used but not otherwise defined in this “Questions and Answers About the Arrangement and the Husky Meeting” have the meanings set forth under “Glossary of Terms”.

Q:	Why did I receive this Information Circular?

A:	You received this Information Circular because you are a Husky Shareholder or Husky Optionholder who will be asked at the Husky Meeting to approve the Arrangement involving Husky and Cenovus.

Q:	What is the Arrangement?

A:

On October 24, 2020, Husky and Cenovus agreed to the definitive terms of a transaction to combine the two companies pursuant to the terms and conditions of the Arrangement Agreement. Pursuant to the Arrangement Agreement, Cenovus has agreed to acquire all of the issued and outstanding Husky Common Shares under a court-approved Plan of Arrangement in accordance with the provisions of the ABCA. If completed, the Arrangement will result in Cenovus acquiring all of the Husky Common Shares. Pursuant to the Arrangement, a portion of the Husky Common Shares held by each Husky Common Shareholder will be exchanged for Cenovus Warrants and the remaining portion of the Husky Common Shares will be exchanged for Cenovus Common Shares such that, in aggregate, each Husky Common Shareholder will receive 0.7845 of a Cenovus Common Share and 0.0651 of a Cenovus Warrant in respect of each Husky Common Share held. Each whole Cenovus Warrant will entitle the holder thereof to acquire one Cenovus Common Share upon payment in full of the exercise price of $6.54 per Cenovus Common Share at any time up to 60 months following completion of the Arrangement. Pursuant to the Plan of Arrangement, all outstanding Husky Options will be exchanged for Cenovus Replacement Options. If the Arrangement is completed, Husky Optionholders will receive Cenovus Replacement Options to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of a Husky Optionholder’s Husky Options immediately prior to the Effective Time, multiplied by 0.7845, with an exercise price per Cenovus Common Share equal to the exercise price per share of a Husky Option immediately prior to the Effective Time divided by 0.7845 and rounded up to the nearest whole cent.

Former Husky Common Shareholders are expected to own approximately 39% of the combined company immediately after completion of the Arrangement (or 41% on a partially-diluted basis assuming the exercise of all Cenovus Warrants issued pursuant to the Arrangement). Current Cenovus Common Shareholders are expected to own approximately 61% of the combined company immediately after completion of the Arrangement (or 59% on a partially-diluted basis assuming the exercise of all Cenovus Warrants issued pursuant to the Arrangement).

Additionally, if the Preferred Shareholder Resolution is approved at the Husky Meeting and the Preferred Share Condition is otherwise satisfied, the Husky Preferred Shareholders will exchange their Husky Preferred Shares for Cenovus Preferred Shares having substantially identical terms to each series of Husky Preferred Shares. See “Pro Forma Information Concerning the Combined Company – Description of Share Capital of the Combined Company – Cenovus Preferred Shares”.

Q:	Does this consideration reflect a premium for the Husky Common Shares?

A:

Yes. The Consideration, being the number of Cenovus Common Shares and Cenovus Warrants being offered to Husky Common Shareholders in respect of the Husky Common Shares, implies a premium for Husky Common Shareholders as of the date of the announcement of the Arrangement Agreement. On October 25, 2020, the date of the announcement of the transaction, the Consideration to be received by Husky Common Shareholders represented a 23% premium to the closing price of the Husky Common Shares on the TSX on October 23, 2020 (with an implied price of $3.90 per Husky Common Share and including the Cenovus Warrants).

Q:	Does the Husky Board support the Arrangement?

A:

Yes. Following review of a significant amount of information and consideration of a number of factors (including the interests of affected stakeholders) and after considering the Husky Fairness Opinions and following consultation with Husky’s senior management and with Husky’s legal, financial, tax and other advisors, the Husky Board has unanimously: (i) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Husky; (ii) determined that the Arrangement is fair to Husky Common Shareholders and Husky Preferred Shareholders; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; (iv) recommended that Husky Common Shareholders and Husky Optionholders vote in favour of the Arrangement Resolution; and (v) recommended that Husky Preferred Shareholders vote in favour of the Preferred Shareholder Resolution.

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THE HUSKY BOARD UNANIMOUSLY RECOMMENDS THAT (I) HUSKY COMMON SHAREHOLDERS AND HUSKY OPTIONHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION AND (II) HUSKY PREFERRED SHAREHOLDERS VOTE FOR THE PREFERRED SHAREHOLDER RESOLUTION.

See “The Arrangement – Recommendation of the Husky Board” and “The Arrangement – Reasons for the Arrangement – Husky Board”. The full text of the Arrangement Resolution is set forth in Appendix A to this Information Circular and the full text of the Preferred Shareholder Resolution is set forth in Appendix B to this Information Circular.

Q:	What are the benefits of the Arrangement?

A:

Management of Husky and Cenovus anticipate that the business combination will create a resilient integrated energy leader that is expected to unlock value for Husky Common Shareholders and Cenovus Common Shareholders, including through achieving anticipated significant synergies. The following are some, but not all, of the expected long-term benefits of the Arrangement to Husky Shareholders:

Highly Complementary Integrated and Diversified Portfolio

The assets of the combined company will result in a more diversified geographic and product portfolio supporting stability of cash flow and opportunities for enhanced free funds flow. The combined company will unlock market opportunities by uniting high-quality and low-cost oil sands and heavy oil assets with extensive midstream and downstream infrastructure providing ability to optimize margin capture across the heavy oil value chain. The transaction will result in processing capacity and egress out of Alberta for the majority of the combined company’s oil sands and heavy oil production, positioning low exposure to Alberta oil pricing while maintaining healthy exposure to global commodity prices. Cash flow stability of the combined entity will be further underpinned by the global exposure of Husky’s offshore Asia Pacific natural gas production interests, which currently generate approximately $1 billion in annual free funds flow through sales largely under long-term contracts.

The combined company will be the third largest Canadian-based oil and natural gas producer, with approximately 750,000 boe/d of low-cost oil and natural gas production. It will be the second largest Canadian-based refiner and upgrader, with total North American upgrading and refining capacity of approximately 660,000 bbls/d, which includes approximately 350,000 bbls/d of heavy oil conversion capacity. The combined company will have approximately 265,000 bbls/d of current takeaway capacity out of Alberta on existing major pipelines and approximately 305,000 bbls/d of committed capacity on planned pipelines. In addition, it will have approximately 16 million barrels of crude oil storage capacity and crude-by-rail assets providing approximately 120,000 bbls/d takeaway optionality.

Annual Corporate and Operating Synergies and Improved Capital Allocation Opportunities

An estimated $1.2 billion of incremental annual free funds flow, including approximately $600 million in annual corporate and operating synergies and approximately $600 million in annual sustaining capital allocation synergies, are achievable independent of commodity prices. The approximately $600 million in annual corporate and operating cost synergies are expected through material reductions in combined workforce and corporate overhead costs, including streamlined IT systems and procurement savings through economies of scale. Immediate efficiencies are also expected by implementing best practices from each company, including applying Cenovus’s operating expertise to Husky’s oil sands assets, leveraging the increased portfolio’s scale in the Deep Basin and pursuing commercial and contract-related efficiencies on midstream marketing and blending opportunities. The vast majority of the annual savings are expected to be achieved in the first year of combined operations, with the full amount of the annual run rate synergies anticipated within year two.

Over the longer term, Cenovus and Husky anticipate additional cost savings and margin enhancements based on further physical integration, including connecting upstream assets with the upgrading complex at Lloydminster, Saskatchewan, storage and blending operations at Hardisty, Alberta and the large U.S. refining assets in PADD 2 and PADD 3. The integration of Cenovus’s upstream assets with Husky’s downstream and midstream portfolio is expected to also shorten the value chain and reduce condensate costs associated with heavy oil transportation over the longer term. These longer term anticipated synergies are not included in the estimated $1.2 billion annual synergies anticipated in the first two years of combined operations.

Enhanced Free Funds Flow Generation and Investment Grade Metrics

The combined company is expected to be free funds flow breakeven in 2021 at WTI prices of approximately US$36.00/bbl, and expects to reduce free funds flow breakeven to less than WTI US$33.00/bbl by 2023, which is lower than either company on a standalone basis. The combined company’s priority will be to maximize free funds flow by focusing investments on sustaining capital expenditures. Based on the assumptions contained in this Information Circular, free funds flow generation will position the combined company to achieve a Net Debt to Adjusted EBITDA target of less than 2.0 times by 2022, without the need for asset dispositions. With the combined company’s low free funds flow breakeven threshold, the combined company will offer an accelerated deleveraging capability relative to either company on a standalone basis.

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The resulting low funds flow volatility, breakeven price and corporate sustaining costs of the combined company supports an investment grade credit profile and a lower cost of capital through the commodity price cycle. Based on the assumptions contained in this Information Circular, the combined company is expected to have ample current liquidity with $8.5 billion in undrawn committed credit facilities and no bond maturities until 2022. Furthermore, the estimated $1.2 billion of incremental annual free funds flow from identified near-term synergies is expected to accelerate balance sheet deleveraging.

After achieving its balance sheet objectives, the combined company’s free funds flow profile is expected to enable sustainable growth in shareholder distributions and a returns-focused organic capital investment program with residual free funds flow. Following completion of the Arrangement, Cenovus and Husky anticipate approval by the board of directors of the combined company of a quarterly dividend of $0.0175 per share.

Increased Scale

The size of the combined company is expected to allow it to leverage increased economies of scale to better compete in an increasingly consolidated energy industry.

The combined company is expected to sustain production levels of approximately 750,000 boe/d. The anticipated annual sustaining capital requirements to support the combined company’s upstream production and downstream operations is approximately $2.4 billion, a reduction of more than $600 million per year compared to the two companies on a standalone basis. Furthermore, the combined company’s expanded portfolio is expected to enable more efficient, returns-focused capital allocation. With an estimated proved plus probable reserves life index of approximately 33 years, consisting mostly of low-cost reserves, the combination is expected to result in reduced re-investment risk to sustain production at current levels.

Uncompromising Commitment to Safety and ESG Leadership

Cenovus’s and Husky’s commitments to world-class safety performance and environmental, social and governance (ESG) leadership will remain core to the combined company. This will include ambitious ESG targets, robust management systems and transparent performance reporting. The combined company will continue working to earn a position as a global energy supplier of choice by advancing clean technology and reducing emissions intensity. This includes maintaining the ambition established by each company of achieving net zero emissions by 2050. The combined company will also make it a priority to continue building upon the strong local community relationships already established by both Cenovus and Husky, with a focus on Indigenous economic reconciliation. Striking the right balance among environmental, economic and social considerations will continue to be central to the combined company’s strategy of creating long-term value and business resilience.

The targets that each of Cenovus and Husky released earlier this year for key ESG focus areas are the products of robust processes to ensure alignment with the companies’ business plans and strategies. The combined company will remain committed to pursuing ESG targets and will undertake a similarly thorough analysis within the context of the combined company’s business plan before setting meaningful targets for the combined portfolio. Once that work is complete in 2021 and approved by the combined company’s board of directors, the new targets and plans to achieve them will be disclosed. Leading safety practices, strong governance and advancing diversity and inclusion will remain central to the combined company’s ESG commitments.

Strong Leadership Team

Management responsibilities within the combined company will be allocated among a proven management team reflecting the strengths of both organizations, with a track record of strong safety performance, operational excellence and cost and capital discipline, along with upstream, downstream and midstream expertise. Following completion of the Arrangement, Alex J. Pourbaix, the current President & Chief Executive Officer of Cenovus, will serve as President & Chief Executive Officer of the combined company. Further, Jeffrey R. Hart, the current Chief Financial Officer of Husky, will serve as Executive Vice-President & Chief Financial Officer of the combined company, and Jonathan M. McKenzie, the current Executive Vice-President & Chief Financial Officer of Cenovus, will serve as Executive Vice-President & Chief Operating Officer of the combined company. Keith A. MacPhail, the current Chair of the Cenovus Board, will serve as Independent Board Chair of the combined company. The remainder of senior management will be selected from each of Cenovus and Husky and named prior to the completion of the Arrangement.

The board of directors of the combined company following completion of the Arrangement will consist of eight members of the current Cenovus Board, including Keith A. MacPhail (as Independent Board Chair) and Alex J. Pourbaix, with Keith M. Casey, Jane E. Kinney, Harold N. Kvisle, Richard J. Marcogliese, Claude Mongeau, and Rhonda I. Zygocki expected to continue as members of the combined company’s board of directors, and four members of the current Husky Board, with Canning K. N. Fok, Eva L. Kwok, Wayne E. Shaw and Frank J. Sixt being the members expected to join the combined company’s board of directors.

See “The Arrangement – Reasons for the Arrangement”, “The Arrangement – Attributes of the Combined Company” and “Pro Forma Information Concerning the Combined Company – Directors and Executive Officers after the Arrangement”.

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Q:	Are there support agreements in place with any Husky Shareholders?

A:

Yes. The Arrangement has the support of Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l., the Supporting Husky Shareholders, which hold approximately 40.19% and 29.32%, respectively, of the issued and outstanding Husky Common Shares. Each of the Supporting Husky Shareholders has entered into a separate hard lock-up agreement with Cenovus, pursuant to which such Supporting Husky Shareholder has irrevocably agreed to vote in favour of the Arrangement at the Husky Meeting except in limited circumstances.

See “Effect of the Arrangement – Support Agreements”.

Q:	Is there a fairness opinion regarding the consideration to be received by Husky Shareholders?

A:

Yes. Goldman Sachs has provided the Husky Board with the Goldman Sachs Fairness Opinion, that, as of October 24, 2020, and, based upon and subject to the assumptions, qualifications and limitations set forth therein, the Consideration to be paid to the Husky Common Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Husky Common Shareholders. Further, CIBC Capital Markets has provided the Husky Board with: (a) the CIBC Common Shareholder Fairness Opinion to the effect that, as of October 23, 2020 and subject to the assumptions, qualifications and limitations set forth therein, in the opinion of CIBC Capital Markets, the Consideration to be received by the Husky Common Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Husky Common Shareholders; and (b) the CIBC Preferred Shareholder Fairness Opinion to the effect that, as of October 23, 2020 and subject to the assumptions, limitations and qualifications set forth therein, in the opinion of CIBC Capital Markets, the consideration to be received by Husky Preferred Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Husky Preferred Shareholders.

See “The Arrangement – Husky Fairness Opinions” and “The Arrangement – Reasons for the Arrangement – Husky Board”.

Q:	Why is the Husky Meeting being held?

A:

The Husky Meeting is being held for the purposes of obtaining the Husky securityholder approvals contemplated by the Arrangement Agreement and the Interim Order. Pursuant to the Interim Order, the Arrangement Resolution must be approved by (i) not less than 66 2⁄3% of the votes cast by Husky Common Shareholders present in person (virtually) or represented by proxy at the Husky Meeting and (ii) not less than 66 2⁄3% of the votes cast by Husky Common Shareholders and Husky Optionholders present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class, and the Preferred Shareholder Resolution must be approved by not less than 66 2⁄3% of the votes cast by Husky Preferred Shareholders present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class.

Approval of the Preferred Shareholder Resolution is not required in order to complete the Arrangement. If the Husky Preferred Shareholders do not approve the Preferred Shareholder Resolution at the Husky Meeting (or if the Preferred Shareholder Resolution is approved and the Preferred Share Condition is not otherwise satisfied), and both the Share Issuance Resolution and the Arrangement Resolution are approved at their respective meetings, the Husky Preferred Shares will not be exchanged for Cenovus Preferred Shares pursuant to the Plan of Arrangement and will remain outstanding in a subsidiary of Cenovus following completion of the Arrangement and listed on the TSX.

The full text of the Arrangement Resolution is set forth in Appendix A to this Information Circular. The full text of the Preferred Shareholder Resolution is set forth in Appendix B to this Information Circular.

Q:	When and where is the Husky Meeting being held?

A:

There is no physical location for the Husky Meeting. The Husky Meeting will be held on Tuesday, December 15, 2020 at 9:00 a.m. (Calgary time) in a virtual-only format that will be conducted via live webcast accessible at https://web.lumiagm.com/459526828 and password “husky2020” (case sensitive). Such format will be conducted to address public health measures arising from the COVID-19 pandemic in order to limit and mitigate risks to the health and safety of the Husky Shareholders, Husky Optionholders and Husky’s employees, directors and other stakeholders.

Q:	How do I access the virtual Husky Meeting?

A:	Registered Husky Shareholders, Husky Optionholders and duly appointed proxyholders can access and vote at the Husky Meeting as follows:

•

Go to https://web.lumiagm.com/459526828 in a web browser on a smartphone, tablet or computer at least 30 to 60 minutes prior to the start of the Husky Meeting. The latest versions of Chrome, Safari, Microsoft Edge or Firefox will be needed. Please ensure the browser being used is compatible by logging in early. You should allow ample time to check into the virtual Husky Meeting to check compatibility and complete the related procedures.

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•	Select “I have a Control Number/Username” and enter your 15-digit Control Number (your Control Number is located on your form of proxy) and the password: “husky2020” (case sensitive).

Guests, including non-registered Husky securityholders who have not duly appointed themselves as proxyholders, can log in to the Husky Meeting as set out below. Guests can listen to the Husky Meeting but are not able to vote.

•

Go to https://web.lumiagm.com/459526828 in a web browser on a smartphone, tablet or computer at least 30 to 60 minutes prior to the start of the Husky Meeting. The latest versions of Chrome, Safari, Microsoft Edge or Firefox will be needed. Please ensure the browser being used is compatible by logging in early. You should allow ample time to check into the virtual Husky Meeting to check compatibility and complete the related procedures.

•	Select “I am a guest” and then complete the online form.

See “General Proxy Matters – Husky – How to Participate at the Husky Meeting”. For information on how a non-registered (beneficial) Husky Shareholder can participate in the Husky Meeting and vote its Husky Shares, see the question below “How can a non-registered Husky Shareholder vote?”

Q:	Who is entitled to vote at the Husky Meeting?

A:

Only Husky Shareholders and Husky Optionholders of record at the close of business on November 9, 2020, being the Husky Record Date, will be entitled to receive notice of and vote on the applicable resolution at the Husky Meeting, or any adjournment or postponement thereof. Husky Common Shareholders and Husky Optionholders will be entitled to one vote on the Arrangement Resolution at the Husky Meeting for each Husky Common Share and each Husky Option held, as applicable, and Husky Preferred Shareholders will be entitled to one vote on the Preferred Shareholder Resolution at the Husky Meeting for each Husky Preferred Share held.

Q:	How do I vote?

If your Husky Shares are registered in your name or if you are a Husky Optionholder, there are two ways you may vote. You may vote at the Husky Meeting, or you may complete, sign and return the applicable enclosed form of proxy appointing the named persons or some other person you choose, who need not be a Husky Shareholder or Husky Optionholder, to represent you as proxyholder and vote your securities at the Husky Meeting. Registered Husky securityholders may vote on the applicable resolution at the Husky Meeting by completing a ballot online during the Husky Meeting, as further described below under “How can a registered Husky Shareholder or a Husky Optionholder vote during the Husky Meeting?”

If your Husky Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), you should have received a Voting Instruction Form from your nominee. Please note that Husky has limited access to the names of its non-registered shareholders. If you attend the Husky Meeting, Husky may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote at the Husky Meeting, insert your own name in the space provided on the Voting Instruction Form and return the same by following the instructions provided thereon. Do not otherwise complete the Voting Instruction Form as your vote will be taken at the Husky Meeting. If you do not intend to attend the Husky Meeting, follow the instructions on the Voting Instruction Form to vote by telephone or internet or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided. Your completed Voting Instruction Form must be submitted on or before the deadline specified on the form.

Q:	What if I acquire ownership of Husky Shares after the Husky Record Date?

A:

If a Husky Shareholder transfers Husky Shares after the Husky Record Date and the transferee of those Husky Shares, having produced properly endorsed certificates evidencing such Husky Shares or having otherwise established that the transferee owns such Husky Shares, demands, at least 10 days before the Husky Meeting, that the transferee’s name be included in the list of Husky Common Shareholders or Husky Preferred Shareholders, as applicable, entitled to vote at the Husky Meeting, such transferee shall be entitled to vote such Husky Common Shares or Husky Preferred Shares, as applicable, on the applicable resolution at the Husky Meeting.

See “General Proxy Matters – Husky”.

Q:	Who is soliciting my proxy?

A:

Management of Husky is soliciting your proxy. Solicitation of proxies is done primarily by mail and electronic means. The costs of preparing and distributing the Information Circular and meeting materials will be borne by Husky and Cenovus, as applicable.

Q:	When do I have to vote my Husky Shares or Husky Options by?

A:

Proxies must be received in each case no later than the Husky Proxy Deadline, being 9:00 a.m. (Calgary time) on December 11, 2020, or, if the Husky Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of

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Alberta) before the beginning of any adjourned or postponed Husky Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Husky Meeting at his or her discretion, without notice.

Q:	Can I appoint someone other than the individuals named in the enclosed proxy to vote my Husky securities?

A:

Yes, you have the right to appoint another person of your choice, who need not be a Husky Shareholder or Husky Optionholder, to attend and vote on your behalf at the Husky Meeting. If you wish to appoint a person other than those named in the enclosed proxy or Voting Instruction Form, insert the name of your chosen proxyholder in the space provided.

NOTE: It is important for you to ensure that any other person you appoint will attend the Husky Meeting and is aware that his or her appointment has been made to vote your securities.

The following applies to securityholders who wish to appoint as their proxyholders individuals other than those named in the proxy or Voting Instruction Form. This includes non-registered Husky Shareholders who wish to appoint themselves as proxyholders to attend, participate in or vote at the Husky Meeting.

Securityholders who wish to appoint as their proxyholders individuals other than those named in the proxy or Voting Instruction Form to attend and participate in the Husky Meeting and vote their securities MUST submit their proxies or Voting Instruction Forms, as applicable, appointing such individuals as proxyholders AND register such proxyholders online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or Voting Instruction Form. Failure to register the proxyholder will result in the proxyholder not receiving a Username that is required to vote at the Husky Meeting.

Step 1: Submit your proxy or Voting Instruction Form: To appoint someone other than the individuals named in the proxy or Voting Instruction Form as proxyholder, insert that person’s name in the blank space provided in the proxy or Voting Instruction Form (if permitted) and follow the instructions for submitting such proxy or Voting Instruction Form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your proxy or Voting Instruction Form.

If you are a non-registered Husky Shareholder and wish to vote at the Husky Meeting, you must insert your own name in the space provided on the Voting Instruction Form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below in Step 2. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How can a non-registered Husky Shareholder vote during the Husky Meeting?”

If you are a non-registered Husky Shareholder located in the United States and wish to vote at the Husky Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under “How can a non-registered Husky Shareholder vote during the Husky Meeting?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form sent to you or contact your intermediary to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered Husky Shareholders located in the United States that wish to vote at the Husky Meeting or, if permitted, appoint third parties as their proxyholders must be sent by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail); or Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the Husky Proxy Deadline.

Step 2: Register your proxyholder: To register a third-party proxyholder, you must visit http://www.computershare.com/HuskyEnergy by the Husky Proxy Deadline and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to vote at the Husky Meeting but will be able to participate as guests.

Q:	Should I send my form of proxy or Voting Instruction Form now?

A:

Yes. Once you have carefully read and considered the information in this Information Circular, you need to complete and submit the applicable enclosed form of proxy or Voting Instruction Form, as applicable. You are encouraged to vote well in advance of Husky Proxy Deadline to ensure that your Husky securities are voted at the Husky Meeting.

Q:	Can I revoke my vote after I have voted by proxy?

A:

Yes. In addition to revocation in any other manner permitted by law, a Husky Shareholder or Husky Optionholder may revoke a proxy: (a) by accessing the Husky Meeting by following the instructions under the heading “How to Participate at the Husky Meeting” in this Information Circular and voting their Husky securities during the designated time; (b) by instrument in writing executed by the

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Husky Shareholder or the Husky Optionholder, as applicable, or such Husky Shareholder’s attorney authorized in writing or if the Husky Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, indicating the capacity under which such officer or attorney is signing and deposited with Computershare, the transfer agent of Husky, at the office designated in the Notice of Special Meeting of Husky Securityholders not later than 5:00 p.m. (Calgary time) on the Business Day preceding the day of the Husky Meeting (or any adjournment or postponement thereof); or (c) by a duly executed and deposited proxy as provided herein bearing a later date or time than the date or time of the proxy being revoked.

Q:	How can a registered Husky Shareholder or a Husky Optionholder vote during the Husky Meeting?

A:	Registered Husky Shareholders or Husky Optionholders can vote in one of the following ways:

During the Virtual Husky Meeting

If you are a registered Husky Shareholder or a Husky Optionholder, you can attend the Husky Meeting by going to https://web.lumiagm.com/459526828 in a web browser on a smartphone, tablet or computer, selecting “I have a Control Number/Username” and entering your 15-digit Control Number (your Control Number is located on your form of proxy) and the password: “husky2020” (case sensitive). Follow the instructions to access the Husky Meeting and vote when prompted.

See “General Proxy Matters – Husky – How to Participate at the Husky Meeting”.

Internet	Go to http://www.investorvote.com. Enter the 15-digit Control Number printed on the form of proxy and follow the instructions on screen.

Fax	1-866-249-7775 (North America toll-free) 1-416-263-9524 (Direct dial)

Mail

Enter voting instructions, sign the form of proxy and send your completed form of proxy or Voting Instruction Form to Husky’s registrar and transfer agent in the envelope provided, or to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

Phone

Call 1-866-732-8683 and follow the instructions. You will need to enter your 15-digit Control Number printed on the form of proxy, and follow the interactive voice recording instructions to submit your vote.

Q:	How can a non-registered Husky Shareholder vote during the Husky Meeting?

A:	Non-registered (beneficial) holders of Husky Shares can vote in one of the following ways:

During the Virtual Husky Meeting

If you are a non-registered Husky Shareholder, you can attend and vote at the Husky Meeting by filling in your name in the blank space provided on the Voting Instruction Form and appointing yourself as proxy and sending in the completed Voting Instruction Form to the address specified on the Voting Instruction Form in advance of the Husky Meeting.

You must also visit http://www.computershare.com/HuskyEnergy to register your name and email address so that after the Husky Proxy Deadline, Computershare can send you, via email, a Username that will be required (with case-sensitive password “husky2020”) to log into the Husky Meeting.

You can then attend the Husky Meeting by going to https://web.lumiagm.com/459526828 in a web browser, on a smartphone, tablet or computer, selecting “I have a Control Number/Username”, entering the Username that you received in an email from Computershare, password “husky2020” (case sensitive), and then follow the instructions to access the Husky Meeting and vote when prompted.

Non-registered Husky Shareholders who have not duly appointed themselves as proxy will not be able to vote online at the virtual Husky Meeting. You will be able to join a live webcast of the Husky Meeting by going to https://web.lumiagm.com/459526828, clicking on “I am a guest” and filling in the form.

See “General Proxy Matters – Husky – How to Participate at the Husky Meeting”.

Internet	Go to https://www.proxyvote.com, enter the 16-digit Control Number printed on the Voting Instruction Form and follow the instructions on screen.

Mail	Enter voting instructions, sign the Voting Instruction Form and send the completed Voting Instruction Form to the address specified on the Voting Instruction Form.

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Phone

Call 1-800-474-7493 or 1-800-474-7501 (French) and follow the instructions. You will need to enter your 16-digit Control Number printed on the Voting Instruction Form, and follow the interactive voice recording instructions to submit your vote.

Q:	Will my securities intermediary vote my Husky Shares for me?

A:

A broker or other securities intermediary will vote your Husky Shares only if you provide instructions to such intermediary on how to vote. If you fail to provide proper instructions, the Husky Shares will not be voted on your behalf at the Husky Meeting. If you do not wish to appoint yourself as proxy, as a non-registered (beneficial) Husky Shareholder, you should instruct your intermediary/ies to vote your Husky Shares on your behalf by following the directions on the Voting Instruction Form provided by such intermediary. Unless your intermediary/ies give(s) you its proxy to vote at the Husky Meeting, you cannot vote those Husky Shares owned by you at the Husky Meeting.

Q:	Which form of proxy should I complete, sign and return?

A:

Accompanying this Information Circular is a form of proxy or Voting Instruction Form for use by Husky Common Shareholders, Husky Optionholders or Husky Preferred Shareholders, as applicable. If you hold Husky Common Shares, please complete, sign and return the form of proxy or Voting Instruction Form, as applicable, for Husky Common Shareholders. If you hold Husky Options, please complete, sign and return the form of proxy for Husky Optionholders. If you hold Husky Preferred Shares, please complete, sign and return the form of proxy or Voting Instruction Form, as applicable, for Husky Preferred Shareholders.

Q:	What other approvals are required for the Arrangement to be completed?

A:

In addition to the Husky securityholder approvals, in order for the Arrangement to be completed: (a) the Share Issuance Resolution must be approved by a simple majority of the votes cast by Cenovus Common Shareholders present in person (virtually) or represented by proxy at the Cenovus Meeting; and (b) other court and regulatory approvals must be obtained, including: (i) the approval of the TSX and the NYSE, in respect of the issuance and listing of the Cenovus Common Shares and the Cenovus Warrants to be issued to Husky Common Shareholders pursuant to the Arrangement, the Cenovus Common Shares issuable upon exercise of the Cenovus Warrants; and (ii) the Key Regulatory Approvals.

See “Procedure for the Arrangement to Become Effective”.

Q:	When will the Arrangement become effective?

A:

The Arrangement will become effective at the time the Articles of Arrangement are filed with the Registrar, which is expected to occur during the first quarter of 2021, provided that all required approvals are obtained. However, completion of the Arrangement is subject to a number of conditions and it is possible that factors outside the control of Husky and/or Cenovus could result in the Arrangement being completed at a later time, or not at all. Subject to certain limitations, each Party may terminate the Arrangement Agreement if it is not consummated by May 31, 2021; or by August 31, 2021 if the Key Regulatory Approvals have not been received by May 31, 2021.

See “Timing”.

Q:	What will happen to my Husky Options and Husky PSUs in connection with the Arrangement?

A:

Pursuant to the Plan of Arrangement, each Husky Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be transferred to Cenovus. In exchange, Cenovus will grant a Cenovus Replacement Option to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of such Husky Option immediately prior to the Effective Time, multiplied by 0.7845, with an exercise price per Cenovus Common Share equal to the exercise price per share of such Husky Option immediately prior to the Effective Time divided by 0.7845 and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a holder of Cenovus Replacement Options being entitled to acquire a fraction of a Cenovus Common Share, then the number of Cenovus Common Shares subject to such Cenovus Replacement Options will be rounded down to the next lower whole number of Cenovus Common Shares). All Husky Options will concurrently be cancelled and terminated.

All other terms and conditions of a Cenovus Replacement Option, including the term to expiry, vesting conditions and the conditions to exercise, will be the same as the Husky Option for which it was exchanged. Any document, certificate or option agreement previously evidencing the Husky Option will thereafter be deemed to evidence the Cenovus Replacement Option. Accordingly, no certificates evidencing any Cenovus Replacement Option will be issued pursuant to the Arrangement. A Husky Optionholder will cease to be a holder of Husky Options and will have no rights as a Husky Optionholder other than the right to receive the number of Cenovus Replacement Options issuable to such Husky Optionholder as provided in the Arrangement Agreement.

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Completion of the Arrangement will result in the acceleration of the vesting of the Husky PSUs effective immediately prior to the Effective Time. In accordance with their terms, the Husky PSUs will be settled in cash following the Effective Time based on the weighted average trading price of the Husky Common Shares on the TSX for the five trading days immediately preceding the Effective Date.

See “Effect of the Arrangement – Husky Incentive Awards”.

Q:	How do I receive the Cenovus securities that I am entitled to under the Arrangement?

Registered Husky Shareholders must complete and return the enclosed Letter of Transmittal which, when properly completed and returned together with the certificate(s) or DRS Advice(s) representing Husky Common Shares and/or Husky Preferred Shares, as the case may be, and all other required documents, will enable each Husky Shareholder to obtain the consideration that the Husky Shareholder is entitled to receive under the Arrangement. See “Procedure for the Arrangement to Become Effective – Procedure for Exchange of Husky Share Certificates or DRS Advices”.

Husky Shareholders who do not hold their Husky Shares in their own name should instruct their broker or other intermediary to complete the applicable Letter of Transmittal regarding the Arrangement with respect to such holder’s Husky Shares in order to receive the consideration issuable pursuant to the Arrangement in exchange for such holder’s Husky Shares.

Q:	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:

If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated by one or both of the Parties. Pursuant to the terms of the Arrangement Agreement, Husky and Cenovus have agreed that neither Party will solicit, initiate, encourage or otherwise facilitate any discussions concerning any other business combination or sale of material assets. The Husky Board or the Cenovus Board may respond to unsolicited Superior Proposals subject to certain requirements and notification to the Other Party who has the right to match any Superior Proposals within a five Business Day match period. The Arrangement Agreement provides for a termination amount of $150 million payable by Husky, in consideration for the disposition of Cenovus’s rights under the Arrangement Agreement, if the Arrangement is not completed in certain circumstances and $240 million payable by Cenovus, in consideration for the disposition of Husky’s rights under the Arrangement Agreement, if the Arrangement is not completed in certain circumstances.

See “Effect of the Arrangement – The Arrangement Agreement – Termination”.

Q:	What are the Canadian federal income tax consequences of the Arrangement?

A:

For a summary of certain of the material Canadian federal income tax consequences of the Arrangement applicable to Husky Shareholders, see “Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. Husky Shareholders should consult their own tax advisors as to the Canadian and other tax consequences of the Arrangement to them with respect to their particular circumstances.

Q:	What are the U.S. federal income tax consequences of the Arrangement?

A:

For a summary of certain of the material U.S. federal income tax consequences of the Arrangement applicable to a U.S. Holder, see “Certain United States Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. Husky Shareholders should consult their own tax advisors as to the U.S. and other tax consequences of the Arrangement to them with respect to their particular circumstances.

Q:	Are Husky Shareholders entitled to Dissent Rights?

A:

Registered Husky Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise Dissent Rights. However, failure to strictly comply with the requirements set forth in section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. It is strongly recommended that any Husky Shareholders wishing to dissent seek independent legal advice.

See “Dissent Rights”.

Q:	Who should I contact if I have questions?

A:	If you have any questions about the Arrangement or the matters described in this Information Circular, please contact your professional advisors.

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CENOVUS Q&A

CENOVUS COMMON SHAREHOLDERS – QUESTIONS AND ANSWERS

ABOUT THE ARRANGEMENT AND THE CENOVUS MEETING

The following is intended to address certain key questions concerning the Arrangement and the Cenovus Meeting. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference in this Information Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. Capitalized terms used but not otherwise defined in this “Question and Answers About the Arrangement and the Cenovus Meeting” have the meanings set forth under “Glossary of Terms”.

Q:	Why did I receive this Information Circular?

A:	You received this Information Circular because you are a Cenovus Common Shareholder and Cenovus Common Shareholders will be asked at the Cenovus Meeting to approve the Share Issuance Resolution.

Q:	What is the Arrangement?

A:

On October 24, 2020, Husky and Cenovus agreed to the definitive terms of a transaction to combine the two companies pursuant to the terms and conditions of the Arrangement Agreement. Pursuant to the Arrangement Agreement, Cenovus has agreed to acquire all of the issued and outstanding Husky Common Shares under a court-approved Plan of Arrangement in accordance with the provisions of the ABCA. If completed, the Arrangement will result in Cenovus acquiring all of the Husky Common Shares. Pursuant to the Arrangement, a portion of the Husky Common Shares held by each Husky Common Shareholder will be exchanged for Cenovus Warrants and the remaining portion of the Husky Common Shares will be exchanged for Cenovus Common Shares such that, in aggregate, each Husky Common Shareholder will receive 0.7845 of a Cenovus Common Share and 0.0651 of a Cenovus Warrant in respect of each Husky Common Share held. Each whole Cenovus Warrant will entitle the holder thereof to acquire one Cenovus Common Share upon payment in full of the exercise price of $6.54 per Cenovus Common Share at any time up to 60 months following completion of the Arrangement. Pursuant to the Plan of Arrangement, all outstanding Husky Options will be exchanged for Cenovus Replacement Options. If the Arrangement is completed, Husky Optionholders will receive Cenovus Replacement Options to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of a Husky Optionholder’s Husky Options immediately prior to the Effective Time, multiplied by 0.7845, with an exercise price per Cenovus Common Share equal to the exercise price per share of a Husky Option immediately prior to the Effective Time divided by 0.7845 and rounded up to the nearest whole cent.

Current Cenovus Common Shareholders are expected to own approximately 61% of the combined company immediately after completion of the Arrangement (or 59% on a partially-diluted basis assuming the exercise of all Cenovus Warrants issued pursuant to the Arrangement). Former Husky Common Shareholders are expected to own approximately 39% of the combined company immediately after completion of the Arrangement (or 41% on a partially-diluted basis assuming the exercise of all Cenovus Warrants issued pursuant to the Arrangement).

Additionally, if the Preferred Shareholder Resolution is approved at the Husky Meeting and the Preferred Share Condition is otherwise satisfied, the Husky Preferred Shareholders will exchange their Husky Preferred Shares for Cenovus Preferred Shares having substantially identical terms to each series of Husky Preferred Shares. See “Pro Forma Information Concerning the Combined Company – Description of Share Capital of the Combined Company – Cenovus Preferred Shares”.

Cenovus has agreed that it will enter into a Pre-Emptive Rights Agreement and Registration Rights Agreement upon request from a Cenovus Common Shareholder that holds more than 5% of the outstanding Cenovus Common Shares immediately upon completion of the Arrangement, provided that such Cenovus Common Shareholder was not party to a registration rights agreement or similar agreement in effect on the Agreement Date. See “Effect of the Arrangement – Pre-Emptive Rights Agreement” and “Effect of the Arrangement – Registration Rights Agreement”.

Q:	Does the Cenovus Board support the Arrangement?

A:

Yes. Following review of a significant amount of information and consideration of a number of factors (including the interests of affected stakeholders) and after considering the Cenovus Fairness Opinions and following consultation with Cenovus’s senior management and with Cenovus’s legal, financial, tax and other advisors, the Cenovus Board has unanimously: (i) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Cenovus; (ii) determined that the consideration to be paid by Cenovus pursuant to the Arrangement Agreement is fair, from a financial point of view, to Cenovus; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) recommended that Cenovus Common Shareholders vote in favour of the Share Issuance Resolution.

THE CENOVUS BOARD UNANIMOUSLY RECOMMENDS THAT CENOVUS COMMON SHAREHOLDERS VOTE FOR THE SHARE ISSUANCE RESOLUTION.

See “The Arrangement – Recommendation of the Cenovus Board” and “The Arrangement – Reasons for the Arrangement – Cenovus Board”. The full text of the Share Issuance Resolution is set forth in Appendix C to this Information Circular.

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Q:	What are the benefits of the Arrangement?

A:

Management of Cenovus and Husky anticipate that the business combination will create a resilient integrated energy leader that is expected to unlock value for Cenovus Common Shareholders and Husky Common Shareholders, including through achieving anticipated significant synergies. The following are some, but not all, of the expected long-term benefits of the Arrangement to Cenovus Common Shareholders:

Highly Complementary Integrated and Diversified Portfolio

The assets of the combined company will result in a more diversified geographic and product portfolio supporting stability of cash flow and opportunities for enhanced free funds flow. The combined company will unlock market opportunities by uniting high-quality and low-cost oil sands and heavy oil assets with extensive midstream and downstream infrastructure providing ability to optimize margin capture across the heavy oil value chain. Taken together, this results in processing capacity and egress out of Alberta for the majority of the combined company’s oil sands and heavy oil production, positioning low exposure to Alberta oil pricing while maintaining healthy exposure to global commodity prices. Cash flow stability of the combined entity will be further underpinned by the global exposure of Husky’s offshore Asia Pacific natural gas production interests, which currently generate approximately $1 billion in annual free funds flow through sales largely under long-term contracts.

The combined company will be the third largest Canadian-based oil and natural gas producer, with approximately 750,000 boe/d of low-cost oil and natural gas production. It will be the second largest Canadian-based refiner and upgrader, with total North American upgrading and refining capacity of approximately 660,000 bbls/d, which includes approximately 350,000 bbls/d of heavy oil conversion capacity. The combined company will have approximately 265,000 bbls/d of current takeaway capacity out of Alberta on existing major pipelines and approximately 305,000 bbls/d of committed capacity on planned pipelines. In addition, it will have approximately 16 million barrels of crude oil storage capacity and crude-by-rail assets providing approximately 120,000 bbls/d takeaway optionality.

Annual Corporate and Operating Synergies and Improved Capital Allocation Opportunities

An estimated $1.2 billion of incremental annual free funds flow, including approximately $600 million in annual corporate and operating synergies and approximately $600 million in annual sustaining capital allocation synergies, are achievable independent of commodity prices. The approximately $600 million in annual corporate and operating cost synergies are expected through material reductions in combined workforce and corporate overhead costs, including streamlined IT systems and procurement savings through economies of scale. Immediate efficiencies are also expected by implementing best practices from each company, including applying Cenovus’s operating expertise to Husky’s oil sands assets, leveraging the increased portfolio’s scale in the Deep Basin and pursuing commercial and contract-related efficiencies on midstream marketing and blending opportunities. The vast majority of the annual savings are expected to be achieved in the first year of combined operations, with the full amount of the annual run rate synergies anticipated within year two.

Over the longer term, Cenovus and Husky anticipate additional cost savings and margin enhancements based on further physical integration, including connecting upstream assets with the upgrading complex at Lloydminster, Saskatchewan, storage and blending operations at Hardisty, Alberta and the large U.S. refining assets in PADD 2 and PADD 3. The integration of Cenovus’s upstream assets with Husky’s downstream and midstream portfolio is expected to also shorten the value chain and reduce condensate costs associated with heavy oil transportation over the longer term. These longer term anticipated synergies are not included in the estimated $1.2 billion annual synergies anticipated in the first two years of combined operations.

Enhanced Free Funds Flow Generation and Investment Grade Metrics

The combined company is expected to be free funds flow breakeven in 2021 at WTI prices of approximately US$36.00/bbl, and expects to reduce free funds flow breakeven to less than WTI US$33.00/bbl by 2023, which is lower than either company on a standalone basis. The combined company’s priority will be to maximize free funds flow by focusing investments on sustaining capital expenditures. Based on the assumptions contained in this Information Circular, free funds flow generation will position the combined company to achieve a Net Debt to Adjusted EBITDA target of less than 2.0 times by 2022, without the need for asset dispositions. With the combined company’s low free funds flow breakeven threshold, the combined company will offer an accelerated deleveraging capability relative to either company on a standalone basis.

The resulting low funds flow volatility, breakeven price and corporate sustaining costs of the combined company supports an investment grade credit profile and a lower cost of capital through the commodity price cycle. Based on the assumptions contained in this Information Circular, the combined company is expected to have ample current liquidity with $8.5 billion in undrawn committed credit facilities and no bond maturities until 2022. Furthermore, the estimated $1.2 billion of incremental annual free funds flow from identified near-term synergies is expected to accelerate balance sheet deleveraging.

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After achieving its balance sheet objectives, the combined company’s free funds flow profile is expected to enable sustainable growth in shareholder distributions and a returns-focused organic capital investment program with residual free funds flow. Following completion of the Arrangement, Cenovus and Husky anticipate approval by the board of directors of the combined company of a quarterly dividend of $0.0175 per share.

Increased Scale

The size of the combined company is expected to allow it to leverage increased economies of scale to better compete in an increasingly consolidated energy industry.

The combined company is expected to sustain production levels of approximately 750,000 boe/d. The anticipated annual sustaining capital requirements to support the combined company’s upstream production and downstream operations is approximately $2.4 billion, a reduction of more than $600 million per year compared to the two companies on a standalone basis. Furthermore, the combined company’s expanded portfolio is expected to enable more efficient, returns-focused capital allocation. With an estimated proved plus probable reserves life index of approximately 33 years, consisting mostly of low-cost reserves, the combination is expected to result in reduced re-investment risk to sustain production at current levels.

Uncompromising Commitment to Safety and ESG Leadership

Cenovus’s and Husky’s commitments to world-class safety performance and environmental, social and governance (ESG) leadership will remain core to the combined company. This will include ambitious ESG targets, robust management systems and transparent performance reporting. The combined company will continue working to earn a position as a global energy supplier of choice by advancing clean technology and reducing emissions intensity. This includes maintaining the ambition established by each company of achieving net zero emissions by 2050. The combined company will also make it a priority to continue building upon the strong local community relationships already established by both Cenovus and Husky, with a focus on Indigenous economic reconciliation. Striking the right balance among environmental, economic and social considerations will continue to be central to the combined company’s strategy of creating long-term value and business resilience.

The targets that each of Cenovus and Husky released earlier this year for key ESG focus areas are the products of robust processes to ensure alignment with the companies’ business plans and strategies. The combined company will remain committed to pursuing ESG targets and will undertake a similarly thorough analysis within the context of the combined company’s business plan before setting meaningful targets for the combined portfolio. Once that work is complete in 2021 and approved by the combined company’s board of directors, the new targets and plans to achieve them will be disclosed. Leading safety practices, strong governance and advancing diversity and inclusion will remain central to the combined company’s ESG commitments.

Strong Leadership Team

Management responsibilities within the combined company will be allocated among a proven management team reflecting the strengths of both organizations, with a track record of strong safety performance, operational excellence and cost and capital discipline, along with upstream, downstream and midstream expertise. Following completion of the Arrangement, Alex J. Pourbaix, the current President & Chief Executive Officer of Cenovus, will serve as President & Chief Executive Officer of the combined company. Further, Jeffrey R. Hart, the current Chief Financial Officer of Husky, will serve as Executive Vice-President & Chief Financial Officer of the combined company, and Jonathan M. McKenzie, the current Executive Vice-President & Chief Financial Officer of Cenovus, will serve as Executive Vice-President & Chief Operating Officer of the combined company. Keith A. MacPhail, the current Chair of the Cenovus Board, will serve as Independent Board Chair of the combined company. The remainder of senior management will be selected from each of Cenovus and Husky and named prior to the completion of the Arrangement.

The board of directors of the combined company following completion of the Arrangement will consist of eight members of the current Cenovus Board, including Keith A. MacPhail (as Independent Board Chair) and Alex J. Pourbaix, with Keith M. Casey, Jane E. Kinney, Harold N. Kvisle, Richard J. Marcogliese, Claude Mongeau, and Rhonda I. Zygocki expected to continue as members of the combined company’s board of directors, and four members of the current Husky Board, with Canning K. N. Fok, Eva L. Kwok, Wayne E. Shaw and Frank J. Sixt being the members expected to join the combined company’s board of directors.

See “The Arrangement – Reasons for the Arrangement”, “The Arrangement – Attributes of the Combined Company” and “Pro Forma Information Concerning the Combined Company – Directors and Officers after the Arrangement”.

Q:	Is there a fairness opinion regarding the consideration to be paid by Cenovus to Husky Shareholders?

A:

Yes. The Cenovus Board has received the Cenovus Fairness Opinions that, as of the dates thereof, the Consideration to be paid by Cenovus pursuant to the Arrangement is fair, from a financial point of view, to Cenovus.

See “The Arrangement – Cenovus Fairness Opinions” and “The Arrangement – Reasons for the Arrangement – Cenovus Board”.

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Q:	Why is the Cenovus Meeting being held?

A:

The Cenovus Common Shares to be issued to Husky Shareholders under the Arrangement will constitute greater than 25% of the issued and outstanding Cenovus Common Shares (on a non-diluted basis) immediately prior to the Arrangement. Pursuant to the applicable rules of the TSX, the issuance of the Cenovus Common Shares under the Arrangement requires the approval of a simple majority of the votes cast by the Cenovus Common Shareholders present in person (virtually) or represented by proxy at the Cenovus Meeting. Management of Cenovus is soliciting proxies of the Cenovus Common Shareholders to vote in favour for the Share Issuance Resolution.

Q:	What are Cenovus Common Shareholders being asked to vote on?

A:

Cenovus Common Shareholders will be asked to vote on the Share Issuance Resolution, the full text of which is set forth in Appendix C to this Information Circular. If approved, the Share Issuance Resolution will authorize the issuance of (i) the number of Cenovus Common Shares and Cenovus Warrants that would allow Cenovus to meet its obligations under the Arrangement Agreement to issue Cenovus Common Shares for a portion of the Husky Common Shares held by each Husky Common Shareholder and Cenovus Warrants for the remaining portion of Husky Common Shares held by each Husky Common Shareholder, such that, in the aggregate, each Husky Common Shareholder will receive consideration of 0.7845 of a Cenovus Common Share and 0.0651 of a Cenovus Warrant in respect of each Husky Common Share, and (ii) such number of Cenovus Common Shares issuable upon exercise, from time to time, of Cenovus Warrants and Cenovus Replacement Options. Based on the 1,005,121,738 Husky Common Shares and the 19,222,040 Husky Options outstanding on the Agreement Date, and assuming that no additional Husky Common Shares and no additional Husky Options are issued before the Effective Time, Cenovus would issue (A) 788,518,003 Cenovus Common Shares and 65,433,425 Cenovus Warrants to Husky Common Shareholders, in exchange for Husky Common Shares acquired by Cenovus pursuant to the Arrangement, (B) 65,433,425 Cenovus Common Shares issuable upon exercise of the Cenovus Warrants, and (C) 15,079,690 Cenovus Common Shares issuable upon exercise of 19,222,040 Cenovus Replacement Options granted by Cenovus to Husky Optionholders in accordance with the Arrangement. The number of Cenovus Common Shares, Cenovus Warrants and Cenovus Replacement Options that will be issued pursuant to the Plan of Arrangement and approved by the Share Issuance Resolution will depend on the number of Husky Common Shares and Husky Options outstanding immediately prior to the Effective Time.

Additionally, under the Share Issuance Resolution, the Cenovus Common Shareholders will be asked to approve certain consequential amendments to the Cenovus Rights Plan to ensure that neither the consummation of the Arrangement nor any share purchase rights issued in connection with the Arrangement triggers such rights plan, all as more particularly described in this Information Circular.

Q:	When and where is the Cenovus Meeting being held?

A:

There is no physical location for the Cenovus Meeting. The Cenovus Meeting will be held on Tuesday, December 15, 2020 at 1:00 p.m. (Calgary time) in a virtual-only format that will be conducted via live webcast accessible at https://web.lumiagm.com/418831959 and password “cenovus2020” (case sensitive). Such format will be conducted to address public health measures arising from the COVID-19 pandemic in order to limit and mitigate risks to the health and safety of the Cenovus Common Shareholders and Cenovus’s employees, directors and other stakeholders.

Q:	How do I access the virtual Cenovus Meeting?

A:	Registered Cenovus Common Shareholders and duly appointed proxyholders can access and vote at the Cenovus Meeting as follows:

•

Go to https://web.lumiagm.com/418831959 in a web browser on a smartphone, tablet or computer at least 30 to 60 minutes prior to the start of the Cenovus Meeting. The latest versions of Chrome, Safari, Microsoft Edge or Firefox will be needed. Please ensure the browser being used is compatible by logging in early. You should allow ample time to check into the virtual Cenovus Meeting to check compatibility and complete the related procedures.

•	Select “I have a Control Number/Username” and enter your 15-digit Control Number (your Control Number is located on your form of proxy) and the password: “cenovus2020” (case sensitive).

Guests, including non-registered Cenovus Common Shareholders who have not duly appointed themselves as proxyholders, can log in to the Cenovus Meeting as set out below. Guests can listen to the Cenovus Meeting but are not able to vote.

•

Go to https://web.lumiagm.com/418831959 in a web browser on a smartphone, tablet or computer at least 30 to 60 minutes prior to the start of the Cenovus Meeting. The latest versions of Chrome, Safari, Microsoft Edge or Firefox will be needed. Please ensure the browser being used is compatible by logging in early. You should allow ample time to check into the virtual Cenovus Meeting to check compatibility and complete the related procedures.

•	Select “I am a guest” and then complete the online form.

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See “General Proxy Matter – Cenovus – How to Participate at the Cenovus Meeting”. For information on how a non-registered (beneficial) Cenovus Common Shareholder can participate in the Cenovus Meeting and vote its Cenovus Common Shares, see the question below “How can a non-registered Cenovus Common Shareholder vote?”

Q:	Who is entitled to vote at the Cenovus Meeting?

A:

Only Cenovus Common Shareholders of record at the close of business on November 9, 2020, being the Cenovus Record Date, will be entitled to receive notice of and vote at the Cenovus Meeting, or any adjournment or postponement thereof. Cenovus Common Shareholders will be entitled to one vote at the Cenovus Meeting for each Cenovus Common Share held.

Q:	What if I acquire ownership of Cenovus Common Shares after the Cenovus Record Date?

A:

A person who acquires ownership of Cenovus Common Shares after the Cenovus Record Date will not be entitled to vote such Cenovus Common Shares at the Cenovus Meeting. Only persons owning Cenovus Common Shares as of the Cenovus Record Date, or their duly appointed proxyholders, are entitled to vote at the Cenovus Meeting.

Q:	How do I vote?

A:

If your Cenovus Common Shares are registered in your name there are two ways you may vote. You may vote at the Cenovus Meeting, or you may complete, sign and return the applicable enclosed form of proxy appointing the named persons or some other person you choose, who need not be a Cenovus Common Shareholder, to represent you as proxyholder and vote your securities at the Cenovus Meeting. Registered Cenovus Common Shareholders may vote on the Share Issuance Resolution at the Cenovus Meeting by completing a ballot online during the Cenovus Meeting, as further described below under “How can a registered Cenovus Common Shareholder vote during the Cenovus Meeting?”

If your Cenovus Common Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), you should have received a Voting Instruction Form from your nominee. Please note that Cenovus has limited access to the names of its non-registered shareholders. If you attend the Cenovus Meeting, Cenovus may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote at the Cenovus Meeting, insert your own name in the space provided on the Voting Instruction Form and return the same by following the instructions provided thereon. Do not otherwise complete the Voting Instruction Form as your vote will be taken at the Cenovus Meeting. If you do not intend to attend the Cenovus Meeting, follow the instructions on the Voting Instruction Form to vote by telephone or internet or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided. Your completed Voting Instruction Form must be submitted on or before the deadline specified on the form.

Q:	Who is soliciting my proxy?

A:

Management of Cenovus is soliciting your proxy and has engaged Kingsdale Advisors to act as strategic shareholder advisor and proxy solicitation agent with respect to the matters to be considered at the Cenovus Meeting and the Husky Meeting. Solicitation of proxies is done primarily by mail and electronic means. The costs of preparing and distributing the Information Circular and meeting materials will be borne by Husky and Cenovus, as applicable, and the solicitation costs of Kingsdale Advisors will be borne by Cenovus.

Q:	When do I have to vote my Cenovus Common Shares by?

A:

Proxies must be received no later than the Cenovus Proxy Deadline, being 1:00 p.m. (Calgary time) on December 11, 2020, or, if the Cenovus Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) before the beginning of any adjourned or postponed Cenovus Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Cenovus Meeting at his or her discretion, without notice.

Q:	Can I appoint someone other than the individuals named in the enclosed proxy to vote my Cenovus Common Shares?

A:

Yes, you have the right to appoint another person of your choice, who need not be a Cenovus Common Shareholder, to attend and vote on your behalf at the Cenovus Meeting. If you wish to appoint a person other than those named in the enclosed proxy or Voting Instruction Form, insert the name of your chosen proxyholder in the space provided.

NOTE: It is important for you to ensure that any other person you appoint will attend the Cenovus Meeting and is aware that his or her appointment has been made to vote your securities.

The following applies to Cenovus Common Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy or Voting Instruction Form. This includes non-registered Cenovus Common Shareholders who wish to appoint themselves as proxyholders to attend, participate in or vote at the Cenovus Meeting.

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Cenovus Common Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy or Voting Instruction Form to attend and participate in the Cenovus Meeting and vote their securities MUST submit their proxies or Voting Instruction Forms, as applicable, appointing such individuals as proxyholders AND register such proxyholders online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or Voting Instruction Form. Failure to register the proxyholder will result in the proxyholder not receiving a Username that is required to vote at the Cenovus Meeting.

Step 1: Submit your proxy or Voting Instruction Form: To appoint someone other than the individuals named in the proxy or Voting Instruction Form as proxyholder, insert that person’s name in the blank space provided in the proxy or Voting Instruction Form (if permitted) and follow the instructions for submitting such proxy or Voting Instruction Form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your proxy or Voting Instruction Form.

If you are a non-registered Cenovus Common Shareholders and wish to vote at the Cenovus Meeting, you must insert your own name in the space provided on the Voting Instruction Form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below in Step 2. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How can a non-registered Cenovus Common Shareholder vote during the Cenovus Meeting?”

If you are a non-registered Cenovus Common Shareholder located in the United States and wish to vote at the Cenovus Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under “How can a non-registered Cenovus Common Shareholder vote during the Cenovus Meeting?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form sent to you or contact your intermediary to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered Cenovus Common Shareholders located in the United States that wish to vote at the Cenovus Meeting or, if permitted, appoint third parties as their proxyholders must be sent by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail); or Computershare Investor Services, Inc., Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the Cenovus Proxy Deadline.

Step 2: Register your proxyholder: To register a third-party proxyholder, you must visit https://www.computershare.com/CenovusEnergy by the Cenovus Proxy Deadline and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to vote at the Cenovus Meeting but will be able to participate as guests.

Q:	Should I send my form of proxy or Voting Instruction Form now?

A:

Yes. Once you have carefully read and considered the information in this Information Circular, you need to complete and submit the enclosed form of proxy or Voting Instruction Form, as applicable. You are encouraged to vote well in advance of the Cenovus Proxy Deadline to ensure that your Cenovus Common Shares are voted at the Cenovus Meeting.

Q:	Can I revoke my vote after I have voted by proxy?

A:

Yes. In addition to revocation in any other manner permitted by law, a Cenovus Common Shareholder may revoke a proxy: (a) by accessing the Cenovus Meeting by following the instructions under the heading “How to Participate at the Cenovus Meeting” in this Information Circular and voting their Cenovus Common Shares during the designated time; (b) by instrument in writing executed by the Cenovus Common Shareholder or such Cenovus Common Shareholder’s attorney authorized in writing or if the Cenovus Common Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, indicating the capacity under which such officer or attorney is signing and deposited with Computershare, the transfer agent of Cenovus, at the office designated in the Notice of Special Meeting of Cenovus Common Shareholders not later than 5:00 p.m. (Calgary time) on the Business Day preceding the day of the Cenovus Meeting (or any adjournment or postponement thereof); or (c) by a duly executed and deposited proxy as provided herein bearing a later date or time than the date or time of the proxy being revoked.

Q:	How can a registered Cenovus Common Shareholder vote during the Cenovus Meeting?

A:	Registered Cenovus Common Shareholders can vote in one of the following ways:

During the Virtual Cenovus Meeting

If you are a registered Cenovus Common Shareholder, you can attend the Cenovus Meeting by going to https://web.lumiagm.com/418831959 in a web browser on a smartphone, tablet or computer, selecting “I have a Control Number/Username” and entering your 15-digit Control Number (your Control Number is located on your form of proxy) and the password: “cenovus2020” (case sensitive). Follow the instructions to access the Cenovus Meeting and vote when prompted.

See “General Proxy Matter – Cenovus – How to Participate at the Cenovus Meeting”.

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Internet	Go to https://www.investorvote.com. Enter the 15-digit Control Number printed on the form of proxy and follow the instructions on screen.

Fax	1-866-249-7775 (North America toll-free) 1-416-263-9524 (Direct dial)

Mail

Enter voting instructions, sign the form of proxy and send your completed form of proxy or Voting Instruction Form to Cenovus’s registrar and transfer agent in the envelope provided, or to Computershare Investor Services, Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

Phone

Call 1-866-732-8683 and follow the instructions. You will need to enter your 15-digit Control Number printed on the form of proxy, and follow the interactive voice recording instructions to submit your vote.

Questions

Call Cenovus’s strategic shareholder advisor and proxy solicitation agent Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

Q:	How can a non-registered Cenovus Common Shareholder vote during the Cenovus Meeting?

A:	Non-registered (beneficial) holders of Cenovus Common Shares can vote in one of the following ways:

During the Virtual Cenovus Meeting

If you are a non-registered Cenovus Common Shareholder, you can attend and vote at the Cenovus Meeting by filling in your name in the blank space provided on the Voting Instruction Form and appointing yourself as proxy and sending in your completed Voting Instruction Form to the address specified on the Voting Instruction Form in advance of the Cenovus Meeting.

You must also visit https://www.computershare.com/CenovusEnergy to register your name and email address so that after the Cenovus Proxy Deadline, Computershare can send you via email a Username that will be required (with case-sensitive password “cenovus2020”) to log into the Cenovus Meeting.

You can then attend the Cenovus Meeting by going to https://web.lumiagm.com/418831959 in a web browser on a smartphone, tablet or computer, selecting “I have a Control Number/Username”, entering the Username that you received in an email from Computershare, password “cenovus2020” (case sensitive), and then follow the instructions to access the Cenovus Meeting and vote when prompted.

Non-registered Cenovus Common Shareholders who have not duly appointed themselves as proxy will not be able to vote online at the virtual Cenovus Meeting. You will be able to join a live webcast of the Cenovus Meeting by going to https://web.lumiagm.com/418831959, clicking on “I am a guest” and filling in the form.

See “General Proxy Matter – Cenovus – How to Participate at the Cenovus Meeting”.

Internet	Go to https://www.proxyvote.com, enter the 16-digit Control Number printed on the Voting Instruction Form and follow the instructions on screen.

Mail	Enter voting instructions, sign the Voting Instruction Form and send your completed Voting Instruction Form to the address specified on the Voting Instruction Form.

Phone

Call 1-800-474-7493 or 1-800-474-7501 (French) and follow the instructions. You will need to enter your 16-digit Control Number printed on the Voting Instruction Form, and follow the interactive voice recording instructions to submit your vote.

Questions

Call Cenovus’s strategic shareholder advisor and proxy solicitation agent Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

Q:	Will my securities intermediary vote my Cenovus Common Shares for me?

A:

A broker or other securities intermediary will vote your Cenovus Common Shares only if you provide instructions to such intermediary on how to vote. If you fail to provide proper instructions, the Cenovus Common Shares will not be voted on your behalf at the Cenovus Meeting. If you do not wish to appoint yourself as proxy, as a non-registered (beneficial) Cenovus Common Shareholder, you should instruct your intermediary/ies to vote your Cenovus Common Shares on your behalf by following the directions on the Voting Instruction Form provided by such intermediary. Unless your intermediary/ies give(s) you its proxy to vote at the Cenovus Meeting, you cannot vote those Cenovus Common Shares owned by you at the Cenovus Meeting.

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Q:	Which form of proxy should I complete, sign and return?

A:

Accompanying this Information Circular is a form of proxy or Voting Instruction Form for use by Cenovus Common Shareholders. If you hold Cenovus Common Shares, please complete, sign and return the form of proxy or Voting Instruction Form, as applicable.

Q:	What other approvals are required for the Arrangement to be completed?

A:

In addition to the Cenovus Common Shareholder approval, in order for the Arrangement to be completed: (a) the Arrangement Resolution must be approved by not less than 66 2⁄3% of the votes cast by Husky Common Shareholders present in person (virtually) or represented by proxy at the Husky Meeting and not less than 66 2⁄3% of the votes cast by Husky Common Shareholders and Husky Optionholders present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class; and (b) other court and regulatory approvals must be obtained, including: (i) the approval of the TSX and the NYSE in respect of the issuance and listing of the Cenovus Common Shares and the Cenovus Warrants to be issued to Husky Common Shareholders pursuant to the Arrangement and the Cenovus Common Shares issuable upon exercise of the Cenovus Warrants; and (ii) the Key Regulatory Approvals.

See “Procedure for the Arrangement to Become Effective”.

Q:	When will the Arrangement become effective?

A:

The Arrangement will become effective at the time the Articles of Arrangement are filed with the Registrar, which is expected to occur during the first quarter of 2021, provided that all required approvals are obtained. However, completion of the Arrangement is subject to a number of conditions and it is possible that factors outside the control of Cenovus and/or Husky could result in the Arrangement being completed at a later time, or not at all. Subject to certain limitations, each Party may terminate the Arrangement Agreement if it is not consummated by May 31, 2021; or by August 31, 2021 if the Key Regulatory Approvals have not been received by May 31, 2021.

See “Timing”.

Q:	What will happen to my Cenovus Options, Cenovus PSUs, and Cenovus RSUs, in connection with the Arrangement?

A:

Completion of the Arrangement will result in the acceleration of the vesting of the Cenovus Options, Cenovus PSUs and Cenovus RSUs held by non-executive officers of Cenovus. The payout of such Cenovus Options, Cenovus PSUs and Cenovus RSUs will be determined in accordance with the terms of the applicable Cenovus Incentive Plan, without the making of any adjustments (including as a consequence of the Arrangement) or other determinations pursuant to the terms of the Cenovus Incentive Plans or any Cenovus Incentives granted thereunder.

See “Effect of the Arrangement – Cenovus Incentive Awards”.

Q:	What will happen if the Share Issuance Resolution is not approved or the Arrangement is not completed for any reason?

A:

If the Share Issuance Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated by one or both of the Parties. Pursuant to the terms of the Arrangement Agreement, Husky and Cenovus have agreed that neither Party will solicit, initiate, encourage or otherwise facilitate any discussions concerning any other business combination or sale of material assets. The Husky Board or the Cenovus Board may respond to unsolicited Superior Proposals subject to certain requirements and notification to the Other Party who has the right to match any Superior Proposals within a five Business Day match period. The Arrangement Agreement provides for a termination amount of $150 million payable by Husky, in consideration for the disposition of Cenovus’s rights under the Arrangement Agreement, if the Arrangement is not completed in certain circumstances and $240 million payable by Cenovus, in consideration for the disposition of Husky’s rights under the Arrangement Agreement, if the Arrangement is not completed in certain circumstances.

See “Effect of the Arrangement – The Arrangement Agreement – Termination”.

Q:	Are Cenovus Common Shareholders entitled to Dissent Rights?

A:	No. Cenovus Common Shareholders are not entitled to Dissent Rights in connection with the Arrangement.

Q:	Who should I contact if I have questions?

A:

If you have any questions about the Arrangement or the matters described in this Information Circular, please contact your professional advisors. If you need additional copies of this Information Circular or you have questions or need assistance completing your form of proxy or Voting Instruction Form, please contact Cenovus’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors by telephone, toll free in North America at 1-866-851-4179 or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

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NOTICE OF SPECIAL MEETING OF HUSKY SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Husky Meeting”) of the holders (“Husky Common Shareholders”) of common shares (“Husky Common Shares”) of Husky Energy Inc. (“Husky”), the holders (“Husky Optionholders”) of options to acquire Husky Common Shares (“Husky Options”) and the holders (“Husky Preferred Shareholders”) of cumulative redeemable preferred shares, series 1, 2, 3, 5 and 7 (collectively, the “Husky Preferred Shares”) of Husky will be held at 9:00 a.m. (Calgary time) on Tuesday, December 15, 2020 in a virtual-only format that will be conducted via live webcast accessible online at https://web.lumiagm.com/459526828 for the following purposes:

1.

to consider, pursuant to an interim order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated November 9, 2020, and, if deemed advisable, to approve, with or without variation, a special resolution of the Husky Common Shareholders, voting separately and together with the Husky Optionholders as a single class (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying joint management information circular dated November 9, 2020 (the “Information Circular”), to approve a plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”) involving Husky, Husky Common Shareholders, Husky Optionholders, Husky Preferred Shareholders and Cenovus Energy Inc. (“Cenovus”), whereby, among other things, Cenovus will acquire all of the issued and outstanding Husky Common Shares, will exchange all of the issued and outstanding Husky Preferred Shares for preferred shares of Cenovus, and will exchange all of the outstanding Husky Options for replacement options to acquire common shares of Cenovus, all as more particularly described in the Information Circular;

2.

to consider, pursuant to the Interim Order, and, if deemed advisable, to approve, with or without variation, a special resolution of the Husky Preferred Shareholders, voting together as a single class (the “Preferred Shareholder Resolution”), the full text of which is set forth in Appendix B to the Information Circular, to approve the Arrangement; and

3.	to transact such further and other business as may properly be brought before the Husky Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Husky Meeting are set forth in the Information Circular.

The board of directors of Husky unanimously recommends that Husky Common Shareholders and Husky Optionholders vote FOR the Arrangement Resolution and that Husky Preferred Shareholders vote FOR the Preferred Shareholder Resolution.

It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved by Husky Common Shareholders, and the Husky Common Shareholders and Husky Optionholders, voting together as a single class, at the Husky Meeting. Completion of the Arrangement is not conditional upon receiving the approval of the Preferred Shareholder Resolution by Husky Preferred Shareholders. If the Husky Preferred Shareholders do not approve the Preferred Shareholder Resolution or if more than 10% of Husky Preferred Shareholders dissent in respect of the Arrangement (unless waived by Cenovus), the Husky Preferred Shares will not be exchanged for preferred shares of Cenovus and will remain outstanding in a subsidiary of Cenovus following completion of the Arrangement and listed on the TSX.

The full text of the plan of arrangement (the “Plan of Arrangement”) implementing the Arrangement is attached as Appendix E to the Information Circular. The Interim Order is attached as Appendix F to the Information Circular.

Each Husky Common Share and each Husky Option entitled to be voted in respect of the Arrangement Resolution will entitle the holder to one vote at the Husky Meeting with respect to such resolution. The Arrangement Resolution must be approved by not less than 66 2⁄3% of the votes cast by Husky Common Shareholders present in person (virtually) or represented by proxy at the Husky Meeting and not less than 66 2⁄3% of the votes cast by Husky Common Shareholders and Husky Optionholders present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class.

Each Husky Preferred Share entitled to be voted in respect of the Preferred Shareholder Resolution will entitle the holder to one vote at the Husky Meeting with respect to such resolution. The Preferred Shareholder Resolution must be approved by not less than 66 2⁄3% of the votes cast by Husky Preferred Shareholders present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class.

The record date (the “Husky Record Date”) for determination of Husky Common Shareholders, Husky Preferred Shareholders and Husky Optionholders entitled to receive notice of and to vote at the Husky Meeting is the close of business on November 9, 2020. Husky Common Shareholders, Husky Preferred Shareholders and Husky Optionholders whose names have been entered in the register of holders of Husky Common Shares, the register of holders of Husky Preferred Shares or the register of holders of Husky Options, as applicable, on the close of

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business on the Husky Record Date will be entitled to receive notice of and to vote at the Husky Meeting, provided that, to the extent that a Husky Common Shareholder or Husky Preferred Shareholder transfers the ownership of any Husky Common Shares or Husky Preferred Shares, as applicable, after the Husky Record Date and the transferee of those shares establishes ownership of such shares and demands, not later than 10 days before the Husky Meeting, to be included in the list of Husky Common Shareholders or Husky Preferred Shareholders, as applicable, eligible to vote at the Husky Meeting, such transferee will be entitled to vote those Husky Common Shares or Husky Preferred Shares, as applicable, at the Husky Meeting.

Due to the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and in alignment with the recommendations of Canadian public health officials to cancel large public gatherings, the Husky Meeting will be held in a virtual-only format conducted via live webcast in order to help mitigate health and safety risks to the community, shareholders, employees and other stakeholders. Husky’s directors and management believe this format will provide Husky securityholders a safer opportunity to attend the Husky Meeting given ongoing restrictions on travel and public gatherings as well as health concerns. While Husky securityholders and duly appointed proxyholders will not be able to attend the Husky Meeting in person, regardless of geographic location and ownership, they will have an equal opportunity to participate at the Husky Meeting and vote on the applicable resolution.

Registered Husky Common Shareholders, Husky Optionholders and registered Husky Preferred Shareholders may attend the Husky Meeting in person (virtually) or may be represented by proxy. Husky Common Shareholders, Husky Optionholders and Husky Preferred Shareholders who are unable to attend the Husky Meeting or any adjournments or postponements thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Husky Meeting or any adjournment or postponement thereof. To be effective, the applicable enclosed form of proxy must be dated, signed and deposited with Husky’s registrar and transfer agent, Computershare Trust Company of Canada: (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, 8th Floor North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by facsimile 1-866-249-7775; or (iii) through the internet at www.investorvote.com, no later than: (a) 9:00 a.m. (Calgary time) on December 11, 2020 or, if the Husky Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Alberta) before the beginning of any adjourned or postponed Husky Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Husky Meeting at his or her discretion without notice. To vote through the internet you will require your 15-digit control number found on your proxy form.

If a Husky Common Shareholder or a Husky Preferred Shareholder receives more than one form of proxy because such holder owns Husky Common Shares or Husky Preferred Shares registered in different names or addresses, each form of proxy should be completed and returned.

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Husky Meeting, or any adjournment or postponement thereof. As of the date hereof, management of Husky knows of no amendments, variations or other matters to come before the Husky Meeting other than the matters set forth in this Notice. Husky Common Shareholders, Husky Optionholders and Husky Preferred Shareholders who are planning to return the form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

It is the intention of the persons named in the applicable enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the Arrangement Resolution and the Preferred Shareholder Resolution.

Pursuant to the Interim Order, registered holders of Husky Common Shares and registered holders of Husky Preferred Shares have been granted the right to dissent with respect to the Arrangement Resolution and the Preferred Shareholder Resolution, respectively, and, if the Arrangement becomes effective, to be paid the fair value of their Husky Common Shares or Husky Preferred Shares, respectively, in accordance with the provisions of section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. The right of a Husky Common Shareholder or a Husky Preferred Shareholder to dissent is more particularly described in the Information Circular and in the Interim Order and the text of section 191 of the ABCA, which are set forth in Appendices F and O, respectively, to the accompanying Information Circular. To exercise such right to dissent, a dissenting Husky Common Shareholder or a dissenting Husky Preferred Shareholder must send to Husky, c/o Osler, Hoskin & Harcourt LLP, Suite 2500, TC Energy Tower, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Attention: Tristram Mallett, a written objection to the Arrangement Resolution or Preferred Shareholder Resolution, as the case may be, which written objection must be received by 5:00 p.m. (Calgary time) on December 8, 2020 or the fifth business day immediately preceding the date of any adjournment or postponement of the Husky Meeting, as applicable. Notwithstanding the foregoing, registered Husky Preferred Shareholders who have validly exercised their right to dissent shall not be entitled to dissent nor to be paid the fair value of their Husky Preferred Shares in the event that the Husky Preferred Shares are not exchanged for preferred shares of Cenovus pursuant to the Arrangement.

Failure to strictly comply with the requirements set forth in section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. Persons who are beneficial owners of Husky Common Shares or Husky Preferred Shares registered in the name of a broker, dealer, bank, trust company or other nominee who wish to dissent should be aware that only the registered holders of such Husky Common Shares or Husky Preferred Shares are entitled to dissent. Accordingly, a beneficial owner of Husky Common Shares or Husky Preferred Shares desiring to exercise the right of dissent must make arrangements for the Husky Common Shares or Husky Preferred Shares beneficially owned by such holder to be registered in the

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holder’s name prior to the time the written objection to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, is required to be received by Husky or, alternatively, make arrangements for the registered holder of such Husky Common Shares or Husky Preferred Shares to dissent on behalf of the beneficial holder. It is strongly recommended that any Husky Common Shareholders and Husky Preferred Shareholders wishing to dissent seek independent legal advice.

Dated at Calgary, Alberta, this 9th day of November, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF HUSKY ENERGY INC.

(signed) “James D. Girgulis”

James D. Girgulis, Q.C. Senior Vice President, General Counsel & Secretary Husky Energy Inc.

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NOTICE OF SPECIAL MEETING OF CENOVUS SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Cenovus Meeting”) of the holders (“Cenovus Common Shareholders”) of common shares (“Cenovus Common Shares”) of Cenovus Energy Inc. (“Cenovus”) will be held at 1:00 p.m. (Calgary time) on Tuesday, December 15, 2020 in a virtual-only format that will be conducted via live webcast accessible online at https://web.lumiagm.com/418831959 for the following purposes:

1.

to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix C to the accompanying joint management information circular dated November 9, 2020 (the “Information Circular”), to approve and authorize:

(a)

the issuance of (i) such number of Cenovus Common Shares and common share purchase warrants (“Cenovus Warrants”) to allow Cenovus to meet its obligations under the Arrangement Agreement (as defined below) to issue Cenovus Common Shares for a portion of the common shares (“Husky Common Shares”) in the capital of Husky Energy Inc. (“Husky”) held by each holder of Husky Common Shares (“Husky Common Shareholder”) and Cenovus Warrants for the remaining portion of Husky Common Shares held by each such Husky Common Shareholder, such that, in the aggregate, each Husky Common Shareholder will receive consideration of 0.7845 of a Cenovus Common Share and 0.0651 of a Cenovus Warrant in respect of each Husky Common Share, and (ii) such number of Cenovus Common Shares issuable upon exercise, from time to time, of (A) Cenovus Warrants, and (B) replacement options to purchase Cenovus Common Shares granted by Cenovus in consideration for the outstanding options to purchase common shares in the capital of Husky (the “Share Issuance Resolution”) pursuant to a plan of arrangement under section 193 of the Business Corporations Act (Alberta) involving Husky, the holders of common shares of Husky, the holders of preferred shares of Husky, the holders of options of Husky, and Cenovus, pursuant to the terms of an arrangement agreement dated October 24, 2020 (the “Arrangement Agreement”) between Cenovus and Husky, all as more particularly described in the Information Circular; and

(b)

amendments to the Amended and Restated Shareholder Rights Plan Agreement dated as of April 25, 2018 between Cenovus and Computershare Investor Services, Inc. (the “Cenovus SRP Agreement”), as described and set forth in the Information Circular and such further amendments as the board of directors of Cenovus (the “Cenovus Board”) may determine to be reasonably necessary to ensure that an acquisition by any person of Cenovus Common Shares or of rights to acquire Cenovus Common Shares pursuant to (i) the Arrangement, (ii) the Cenovus Warrants, including the exercise thereof, or (iii) any exercise of pre-emptive rights, including pursuant to any follow-on offering, under any Pre-Emptive Rights Agreement (as defined in the Information Circular) does not and will not result in the occurrence of a “Flip-In Event” or the “Separation Time” (as those terms are defined in the Cenovus SRP Agreement); and

2.	to transact such further and other business as may properly be brought before the Cenovus Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Cenovus Meeting are set forth in the Information Circular.

The Cenovus Board unanimously recommends that Cenovus Common Shareholders vote FOR the Share Issuance Resolution. It is a condition to the completion of the Arrangement that the Share Issuance Resolution be approved at the Cenovus Meeting. If the Share Issuance Resolution is not approved by the Cenovus Common Shareholders, the Arrangement cannot be completed.

Each Cenovus Common Share entitled to be voted in respect of the Share Issuance Resolution will entitle the holder to one vote at the Cenovus Meeting. The Share Issuance Resolution must be approved by a simple majority of the votes cast by Cenovus Common Shareholders present in person (virtually) or represented by proxy at the Cenovus Meeting.

The record date (the “Cenovus Record Date”) for determination of Cenovus Common Shareholders entitled to receive notice of and to vote at the Cenovus Meeting is the close of business on November 9, 2020. Cenovus Common Shareholders whose names have been entered in the register of holders of Cenovus Common Shares at the close of business on the Cenovus Record Date will be entitled to receive notice of and to vote at the Cenovus Meeting.

Due to the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and in alignment with the recommendations of Canadian public health officials to cancel large public gatherings, the Cenovus Meeting will be held in a virtual-only format conducted via live webcast in order to help mitigate health and safety risks to the community, shareholders, employees and other stakeholders. Cenovus’s directors and management believe this format will provide Cenovus Common Shareholders a safer opportunity to attend the Cenovus Meeting given ongoing restrictions on travel and public gatherings as well as health concerns. While Cenovus Common Shareholders and duly appointed proxyholders will not be able to attend the Cenovus Meeting in person, regardless of geographic location and ownership, they will have an equal opportunity to participate at the Cenovus Meeting and vote on the Share Issuance Resolution. The vast majority of our shareholders vote by proxy in advance of the meeting and all shareholders are encouraged to vote by proxy ahead of the Cenovus Meeting.

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Registered Cenovus Common Shareholders may attend the Cenovus Meeting in person (virtually) or may be represented by proxy. Cenovus Common Shareholders who are unable to attend the Cenovus Meeting or any adjournments or postponements thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Cenovus Meeting or any adjournment or postponement thereof. To be effective, the enclosed form of proxy must be dated, signed and deposited with Cenovus’s registrar and transfer agent, Computershare Investor Services, Inc.: (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services, Inc., 8th Floor North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by facsimile 1-866-249-7775; or (iii) through the internet at www.investorvote.com, no later than 1:00 p.m. (Calgary time) on December 11, 2020 or, if the Cenovus Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Alberta) before the beginning of any adjourned or postponed Cenovus Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Cenovus Meeting at his or her discretion without notice. To vote through the internet you will require your 15-digit control number found on your proxy form.

If a Cenovus Common Shareholder receives more than one form of proxy because such holder owns Cenovus Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Cenovus Meeting, or any adjournment or postponement thereof. As of the date hereof, management of Cenovus knows of no amendments, variations or other matters to come before the Cenovus Meeting other than the matters set forth in this Notice. Cenovus Common Shareholders who are planning to return the form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the Share Issuance Resolution.

Dated at Calgary, Alberta, this 9th day of November, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF CENOVUS ENERGY INC.

(signed) “Gary F. Molnar”

Gary F. Molnar Corporate Secretary Cenovus Energy Inc.

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Court File No. 2001-13754

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT,

R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING HUSKY ENERGY INC., THE HOLDERS OF COMMON SHARES OF HUSKY ENERGY INC., THE HOLDERS OF CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES 1, 2, 3, 5 AND 7 OF HUSKY ENERGY INC., THE HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES OF HUSKY ENERGY INC. AND CENOVUS ENERGY INC.

NOTICE OF APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the “Application”) has been filed with the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary (the “Court”) on behalf of Husky Energy Inc. (“Husky”) with respect to a proposed arrangement (the “Arrangement”) under section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”), involving Husky, the holders of common shares of Husky (the “Husky Common Shareholders”), the holders of cumulative redeemable preferred shares, series 1, 2, 3, 5 and 7 of Husky (the “Husky Preferred Shareholders”), the holders of options to purchase common shares of Husky (the “Husky Optionholders”) and Cenovus Energy Inc. (“Cenovus”), which Arrangement is described in greater detail in the joint management information circular of Husky and Cenovus dated November 9, 2020 accompanying this Notice of Application. At the hearing of the Application, Husky intends to seek:

1.

a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the Husky Common Shareholders, Husky Optionholders, Husky Preferred Shareholders if the Preferred Share Condition, as defined in the Arrangement, is met and other affected persons, both from a substantive and procedural perspective;

2.	an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA and pursuant to the terms and conditions of the Arrangement Agreement;

3.

a declaration that the Arrangement will, upon the filing of Articles of Arrangement under the ABCA and the issuance of the proof of filing of Articles of Arrangement under the ABCA, be effective under the ABCA in accordance with its terms and will be binding on and after the Effective Date, as defined in the Arrangement; and

4.	such other and further orders, declarations or directions as the Court may deem just,

(collectively, the “Final Order”).

AND NOTICE IS FURTHER GIVEN that the said Application is directed to be heard before a Justice of the Court, at the Calgary Courts Centre, 601 – 5th Street, S.W., Calgary, Alberta, Canada, or via video conference if necessary, on December 16, 2020 at 3:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. Any Husky Common Shareholder, Husky Preferred Shareholder, Husky Optionholder or other interested party desiring to support or oppose the Application may appear at the time of the hearing in person (virtually) or by counsel for that purpose provided such Husky Common Shareholder, Husky Preferred Shareholder, Husky Optionholder or other interested party files with the Court and serves upon Husky on or before 5:00 p.m. (Calgary time) on December 8, 2020, a notice of intention to appear (the “Notice of Intention to Appear”) setting out such Husky Common Shareholder’s, Husky Preferred Shareholder’s, Husky Optionholder’s or interested party’s address for service and indicating whether such Husky Common Shareholder, Husky Preferred Shareholder, Husky Optionholder or interested party intends to support or oppose the Application or make submissions, together with a summary of the position such person intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service on Husky is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Husky Common Shareholders, Husky Preferred Shareholders, Husky Optionholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person (virtually) or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by the interim order (the “Interim Order”) of the Court dated November 9, 2020, has given directions as to the calling and holding of a special meeting of the Husky Common Shareholders, Husky Preferred Shareholders and Husky Optionholders for the purposes of such Husky Common Shareholders, Husky Preferred Shareholders and Husky Optionholders voting upon applicable special resolutions to approve the Arrangement and, in particular, has directed that registered Husky Common Shareholders and registered Husky Preferred Shareholders have the right to dissent under the provisions of section 191 of the ABCA, as modified by the terms of the Interim Order, in respect of the Arrangement.

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AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if granted, constitute as the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to (i) the issuance of common shares and common share purchase warrants in the capital of Cenovus issuable to Husky Common Shareholders, (ii) the issuance of preferred shares in the capital of Cenovus issuable to Husky Preferred Shareholders, and (iii) the issuance of options to purchase common shares in the capital of Cenovus issuable to Husky Optionholders, all pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that further notice in respect of these proceedings will only be given to those persons who have filed a Notice of Intention to Appear.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Husky Common Shareholder, Husky Preferred Shareholder, Husky Optionholder or other interested party requesting the same by the under-mentioned solicitors for Husky upon written request delivered to such solicitors as follows:

Solicitors for Husky:

Osler, Hoskin & Harcourt LLP

Suite 2500, TC Energy Tower

450 – 1st Street S.W.

Calgary, Alberta T2P 5H1

Facsimile Number: (403) 260-7024

Attention: Tristram Mallett

DATED at the City of Calgary, in the Province of Alberta, this 9th day of November, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF HUSKY ENERGY INC. (signed) “James D. Girgulis” James D. Girgulis, Q.C. Senior Vice President, General Counsel & Secretary Husky Energy Inc.

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GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary and Appendices M and N. Terms and abbreviations used in the Appendices to this Information Circular other than Appendices M and N are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

“ABCA” means the Business Corporations Act (Alberta), RSA 2000, c B-9, as amended;

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and except as disclosed in writing by Husky to Cenovus and other than any transaction involving only a Party and one or more of its wholly-owned subsidiaries, any proposal, expression of interest, inquiry or offer from, or public announcement of an intention by, any Person, or group of Persons “acting jointly or in concert” within the meaning of NI 62-104, whether or not in writing and whether or not delivered to a Party’s shareholders and whether or not subject to due diligence or other conditions, or whether in one transaction or a series of transactions, that relates to, or may reasonably be expected to relate to: (a) any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for shares or other securities) of a Party that, when taken together with the shares and other securities of such Party held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of any class of equity or voting securities of such Party or rights or interests therein and thereto; (b) any direct or indirect acquisition or purchase of 20% or more of the assets (or any joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase) of a Party and its subsidiaries taken as a whole (and, for greater certainty, assets shall include shares of subsidiaries owned by a Party); (c) an amalgamation, arrangement, share exchange, merger, business combination, joint venture, consolidation, recapitalization, liquidation, dissolution, winding-up, reorganization or other similar transaction involving a Party or its subsidiaries that collectively own assets to which 20% or more of such Party’s revenues or earnings on a consolidated basis are attributable; (d) any take-over bid, issuer bid, exchange offer or similar transaction involving a Party or its subsidiaries that, if consummated, would result in a Person or group of Persons acting jointly or in concert with such Person acquiring beneficial ownership of 20% or more of any class of equity or voting securities of such Party; or (e) any transaction that would reasonably be expected to materially reduce the benefits to the Other Party of the Arrangement or impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement;

“Adjusted EBITDA” has the meaning given to it under the heading “Joint Management Information Circular – Supplemental Disclosure – Non-GAAP Measures”;

“affiliate” means any Person that is affiliated with another Person in accordance with the meaning of the Securities Act;

“Agreement Date” means October 24, 2020;

“allowable capital loss” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”;

“Applicable Canadian Securities Laws” means, collectively, the securities acts or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX;

“Applicable Laws” means, in any context that refers to one or more Persons or its or their respective businesses, activities, properties, assets, undertakings or securities, the Laws that apply to such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and, for greater certainty, includes Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

“Applicable Securities Laws” means, collectively, Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

“Applicable U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, and all rules, by-laws and regulations governing the NYSE;

“ARC” has the meaning given to it under the heading “Procedure for the Arrangement to Become Effective – Regulatory Approvals – Competition Act Approval”;

“Arrangement” means the arrangement, pursuant to section 193 of the ABCA, on the terms set out in the Plan of Arrangement, as supplemented, modified or amended in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated October 24, 2020 between Husky and Cenovus, with respect to the Arrangement, as supplemented, modified or amended, a copy of which is attached as Appendix D to this Information Circular;

“Arrangement Resolution” means the special resolution in respect of the Arrangement to be considered by the Husky Common Shareholders and the Husky Optionholders at the Husky Meeting, the full text of which is set forth in Appendix A to this Information Circular;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under section 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived, to give effect to the Arrangement;

“Asia Pacific” means offshore China and Indonesia;

“associate” has the meaning ascribed thereto in the Securities Act;

“Atlantic” means offshore the east coast of Canada;

“Beneficial Holders” means Shareholders who do not hold their Shares in their own name;

“Bennett Jones” means Bennett Jones LLP, legal counsel to Cenovus;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Business Day” means, with respect to any action to be taken, any day, other than a Saturday, Sunday or a statutory holiday in the Province of Alberta;

“Canada Transportation Act” means the Canada Transportation Act, SC 1996, c-10, as amended;

“Canadian Securities Regulators” means the securities commission or similar regulatory authority in each of the provinces and territories of Canada;

“Canadian Warrant Prospectus” has the meaning given to it under the heading “Effect of the Arrangement – Description of the Cenovus Warrants – Cenovus Warrant Indenture”;

“CBCA” means the Canada Business Corporations Act, RSC 1985, c C-44, as amended;

“CDS” means CDS Clearing and Depository Services Inc.;

“Cenovus” means Cenovus Energy Inc., a corporation existing under the CBCA;

“Cenovus AGM Circular” means the management information circular of Cenovus dated March 2, 2020 in connection with the annual meeting of Cenovus Common Shareholders held on April 29, 2020;

“Cenovus AIF” means the annual information form of Cenovus dated February 11, 2020 for the year ended December 31, 2019;

“Cenovus Annual Financial Statements” means the audited consolidated financial statements of Cenovus as at December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018, together with the notes thereto and the auditor’s report thereon;

“Cenovus Annual MD&A” means management’s discussion and analysis of the financial and operating results of Cenovus for the year ended December 31, 2019;

“Cenovus Board” means the board of directors of Cenovus;

“Cenovus Board Recommendation” has the meaning given to it under the heading “The Arrangement – Recommendation of the Cenovus Board”;

“Cenovus Common Shareholders” means the holders of Cenovus Common Shares;

“Cenovus Common Shares” means common shares in the capital of Cenovus;

“Cenovus Director DSU Plan” means the deferred share unit plan for directors of Cenovus providing for the grant of Cenovus Director DSUs to non-employee directors of Cenovus, adopted with effect from November 30, 2009, as amended and restated in its entirety effective January 1, 2018, July 25, 2018 and December 9, 2019;

“Cenovus Director DSUs” means the deferred share units granted under the Cenovus Director DSU Plan entitling the holders thereof to receive a cash payment equivalent to the value of Cenovus Common Shares underlying such Cenovus Director DSUs upon ceasing to be a director or employee of Cenovus (or its affiliates) in accordance with the provisions of the Cenovus Director DSU Plan;

“Cenovus Disposition Event” has the meaning given to it under the heading “Effect of the Arrangement – The Arrangement Agreement – Termination Amount Payable by Husky”;

“Cenovus DSU Plans” means, together, the Cenovus Director DSU Plan and the Cenovus Employee DSU Plan, and “Cenovus DSU Plan” means either one of them;

“Cenovus DSUs” means, together, Cenovus Director DSUs and Cenovus Employee DSUs;

“Cenovus Employee DSU Plan” means the deferred share unit plan for employees of Cenovus providing for the grant of Cenovus Employee DSUs to employees of Cenovus and related corporations, adopted with effect from November 30, 2009, as amended effective October 25, 2016 and December 9, 2019;

“Cenovus Employee DSUs” means the deferred share units granted under the Cenovus Employee DSU Plan entitling the holders thereof to receive a cash payment equivalent to the value of Cenovus Common Shares underlying such Cenovus Employee DSUs upon ceasing to be employed by Cenovus (or its affiliates) in accordance with the provisions of the Cenovus Employee DSU Plan;

“Cenovus Fairness Opinions” means, collectively, the RBC Fairness Opinion and the TD Fairness Opinion;

“Cenovus Incentive Plans” means, collectively, the Cenovus DSU Plans, the Cenovus Option Plan, the Cenovus PSU Plan and the Cenovus RSU Plan;

“Cenovus Incentives” means, collectively, the Cenovus DSUs, the Cenovus Options, the Cenovus PSUs and the Cenovus RSUs;

“Cenovus Interim Financial Statements” means the interim consolidated financial statements (unaudited) of Cenovus as at September 30, 2020 and for the three and nine months ended September 30, 2020, together with notes thereto;

“Cenovus Interim MD&A” means management’s discussion and analysis of the financial and operating results of Cenovus for the three and nine months ended September 30, 2020;

“Cenovus First Preferred Shares” means the First Preferred Shares in the capital of Cenovus;

“Cenovus Group” means Cenovus and its subsidiaries and their respective partnership interests, as the context requires;

“Cenovus Meeting” means the special meeting of Cenovus Common Shareholders to be called to permit the Cenovus Common Shareholders to consider the Share Issuance Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Cenovus Option Plan” means the amended and restated employee stock option plan of Cenovus providing for the grant of Cenovus Options to employees of Cenovus or its subsidiaries made as of November 30, 2009, and amended as of February 10, 2010 and December 7, 2010 and amended and restated as of January 1, 2018;

“Cenovus Options” means the stock options of Cenovus granted under the Cenovus Option Plan entitling the holders thereof to acquire Cenovus Common Shares upon payment of an exercise price, or surrender the stock options for a cash payment, in accordance with the provisions of the Cenovus Option Plan;

“Cenovus Preferred Shares” means, collectively, Cenovus Series 1 Preferred Shares, Cenovus Series 2 Preferred Shares, Cenovus Series 3 Preferred Shares, Cenovus Series 4 Preferred Shares, Cenovus Series 5 Preferred Shares, Cenovus Series 6 Preferred Shares, Cenovus Series 7 Preferred Shares and Cenovus Series 8 Preferred Shares;

“Cenovus Proxy Deadline” means 1:00 p.m. (Calgary time) on December 11, 2020, or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of any adjournment or postponement of the Cenovus Meeting;

“Cenovus PSU Plan” means the performance share unit plan for employees of Cenovus providing for the grant of Cenovus PSUs to employees of Cenovus or its affiliates adopted with effect from February 10, 2010 and amended and restated effective January 1, 2018, as amended;

“Cenovus PSUs” means the performance share units granted under the Cenovus PSU Plan entitling the holders thereof to receive a cash payment or Cenovus Common Shares (or a combination thereof), as determined by Cenovus, upon vesting in accordance with the provisions of the Cenovus PSU Plan;

“Cenovus Record Date” means November 9, 2020;

“Cenovus Replacement Options” means the replacement options to purchase Cenovus Common Shares granted by Cenovus in consideration for the Husky Options pursuant to the Plan of Arrangement;

“Cenovus Reserves Reports” means the reports prepared by McDaniel for the year ended December 31, 2019 and by GLJ for the year ended December 31, 2019 with respect to Cenovus’s reserves pursuant to NI 51-101;

“Cenovus Rights Plan” has the meaning given to it under the heading “Matters to be Considered at the Cenovus Meeting”;

“Cenovus RSU Plan” means the restricted share unit plan for employees of Cenovus providing for the grant of Cenovus RSUs to certain employees of Cenovus or its affiliates adopted with effect from December 7, 2010 and amended and restated effective January 1, 2018 as amended;

“Cenovus RSUs” means the restricted share units granted under the Cenovus RSU Plan entitling the holders to receive a cash payment or Cenovus Common Shares (or a combination thereof), as determined by Cenovus, upon vesting of such Cenovus RSUs in accordance with the provisions of the Cenovus RSU Plan;

“Cenovus Second Preferred Shares” means the Second Preferred Shares in the capital of Cenovus;

“Cenovus Series 1 Preferred Shares” means First Preferred Shares, Series 1, in the capital of Cenovus, to be issued pursuant to the Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 1 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 1 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 2 Preferred Shares instead of Husky Series 2 Preferred Shares;

“Cenovus Series 2 Preferred Shares” means First Preferred Shares, Series 2, in the capital of Cenovus, to be issued pursuant to the Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 2 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 2 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 1 Preferred Shares instead of Husky Series 1 Preferred Shares;

“Cenovus Series 3 Preferred Shares” means First Preferred Shares, Series 3, in the capital of Cenovus, to be issued pursuant to the Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 3 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 3 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 4 Preferred Shares instead of Husky Series 4 Preferred Shares;

“Cenovus Series 4 Preferred Shares” means First Preferred Shares, Series 4, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 3 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 4 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 3 Preferred Shares instead of Husky Series 3 Preferred Shares;

“Cenovus Series 5 Preferred Shares” means First Preferred Shares, Series 5, in the capital of Cenovus, to be issued pursuant to the Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 5 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 5 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 6 Preferred Shares instead of Husky Series 6 Preferred Shares;

“Cenovus Series 6 Preferred Shares” means First Preferred Shares, Series 6, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 5 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 6 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 5 Preferred Shares instead of Husky Series 5 Preferred Shares;

“Cenovus Series 7 Preferred Shares” means First Preferred Shares, Series 7, in the capital of Cenovus, to be issued pursuant to the Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 7 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 7 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 8 Preferred Shares instead of Husky Series 8 Preferred Shares;

“Cenovus Series 8 Preferred Shares” means First Preferred Shares, Series 8, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 7 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 8 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 7 Preferred Shares instead of Husky Series 7 Preferred Shares;

“Cenovus Shares” means collectively, the Cenovus Common Shares and the Cenovus Preferred Shares;

“Cenovus SRP Agreement” means the Amended and Restated Shareholder Rights Plan Agreement dated as of April 25, 2018 between Cenovus and Computershare Investor Services, Inc., as rights agent, and, where the context dictates, as such agreement will be amended after giving effect to the approval of the Share Issuance Resolution at the Cenovus Meeting;

“Cenovus Termination Amount” means $150 million;

“Cenovus Warrant Agent” has the meaning given to it under the heading “Effect of the Arrangement – Description of the Cenovus Warrants”;

“Cenovus Warrantholder” means a holder of Cenovus Warrants;

“Cenovus Warrant Indenture” means the warrant indenture to be entered into between the Cenovus Warrant Agent and Cenovus dated as of the Effective Date, governing the creation and issue of the Cenovus Warrants, as further described herein under the heading “Effect of the Arrangement – Description of the Cenovus Warrants – Cenovus Warrant Indenture”;

“Cenovus Warrants” means common share purchase warrants of Cenovus to be issued by Cenovus to Husky Common Shareholders pursuant to the Plan of Arrangement, with each whole common share purchase warrant entitling the holder thereof to acquire one Cenovus Common Share at an exercise price of $6.54 per Cenovus Common Share for a period of 60 months from the Effective Date;

“Cenovus Warrant Shares” has the meaning given to it under the heading “Effect of the Arrangement – Description of the Cenovus Warrants – Cenovus Warrant Indenture”;

“Cenovus Warrants Portion” means the fraction obtained when (i) the fair market value of 0.0651 of a Cenovus Warrant, is divided by (ii) the fair market value of the Consideration, in each case determined immediately prior to the Effective Time;

“Certificate” means the certificate or other proof of filing to be issued by the Registrar pursuant to section 193(11) or section 193(12) of the ABCA in respect of the Articles of Arrangement;

“CIBC Capital Markets” means CIBC World Markets Inc., financial advisor to Husky;

“CIBC Common Shareholder Fairness Opinion” means the written opinion of CIBC Capital Markets to the Husky Board dated October 23, 2020, a copy of which is attached as Appendix H to this Information Circular;

“CIBC Preferred Shareholder Fairness Opinion” means the written opinion of CIBC Capital Markets to the Husky Board dated October 23, 2020, a copy of which is attached as Appendix I to this Information Circular;

“COGE Handbook” means the Canadian Oil and Gas Evaluation Handbook, as amended from time to time maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter);

“Combination Transaction” has the meaning given to it under the heading “Effect of the Arrangement – Standstill Agreements – Transfer Restrictions”;

“Combined Company Board” has the meaning given to it under the heading “Pro Forma Information Concerning the Combined Company – Directors and Executive Officers after the Arrangement – Board of Directors”;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner’s representatives where the context requires;

“Competition Act” means the Competition Act, RSC 1985, c C-34, as amended;

“Competition Act Approval” means the occurrence of one or more of the following, in respect of the transactions contemplated by the Arrangement Agreement: (a) the Commissioner shall have issued an ARC; or (b) both (i) the Commissioner shall have issued a No Action Letter to Cenovus, on terms and conditions satisfactory to Cenovus and Husky, each acting reasonably, and (ii) either the waiting period has expired or been terminated by the Commissioner under sections 123(1) or 123(2), respectively, of the Competition Act, or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived by the Commissioner under section 113(c) thereof;

“Computershare” means Computershare Trust Company of Canada or Computershare Investor Services, Inc., as the context requires, in their respective capacities as registrar and transfer agent of Husky and Cenovus, respectively;

“Confidentiality Agreement” means the confidentiality agreement between Cenovus and Husky dated August 24, 2020;

“Consideration” means the number of Cenovus Common Shares and Cenovus Warrants to be issued to each Husky Common Shareholder (other than Dissenting Shareholders) pursuant to the Plan of Arrangement, certain Husky Common Shares being exchanged exclusively for Cenovus Common Shares and the remaining Husky Common Shares being exchanged exclusively for Cenovus Warrants, such that, in aggregate, each Husky Common Shareholder (other than Dissenting Shareholders) will receive 0.7845 of a Cenovus Common Share and 0.0651 of a Cenovus Warrant in respect of each Husky Common Share held;

“Continuing Designees” has the meaning given to it under the heading “Effect of the Arrangement – Standstill Agreements – Termination”;

“Control Shares” has the meaning given to it under the heading “Joint Information Circular – Information for United States Securityholders”;

“Convention” means the Canada-United States Income Tax Convention (1980), as amended;

“Converted Preferred Shares” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Holding and Disposing of Cenovus Shares and Cenovus Warrants – Conversion of Cenovus Preferred Shares”;

“Convertible Preferred Shares” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Holding and Disposing of Cenovus Shares and Cenovus Warrants – Conversion of Cenovus Preferred Shares”;

“COP Registration Rights Agreement” has the meaning given to it under the heading “Effect of the Arrangement – Registration Rights Agreement”;

“Court” means the Court of Queen’s Bench of Alberta;

“CRA” means the Canada Revenue Agency, or any successor agency thereto;

“CTA Approval” means that the Minister has been notified of the transactions contemplated by the Arrangement Agreement pursuant to section 53.1 of the Canada Transportation Act and either: (i) the Minister has given written notice to Cenovus that he is of the opinion that the transactions contemplated by the Arrangement Agreement do not raise issues with respect to the public interest as it relates to national transportation; or (ii) if the Minister of Transport is of the opinion that the transactions contemplated by the Arrangement Agreement raise issues with respect to the public interest as it relates to national transportation, the Governor-in-Council has approved the transactions contemplated by the Arrangement Agreement;

“DBRS” means DBRS Limited;

“Demand Registration” has the meaning given to it under the heading “Effect of the Arrangement – Registration Rights Agreement”;

“Demand Registration Right” has the meaning given to it under the heading “Effect of the Arrangement – Registration Rights Agreement”;

“Depositary” means Computershare, or such other Person that may be appointed by the Parties in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing Husky Common Shares and Husky Preferred Shares;

“Dissent Rights” means, collectively, the rights of registered Husky Common Shareholders and, if the Preferred Share Condition is satisfied prior to the Effective Time, registered Husky Preferred Shareholders to dissent in respect of the Arrangement Resolution and the Preferred Shareholder Resolution, respectively, and to be paid the fair value of the Husky Common Shares or Husky Preferred Shares in respect of which the holder dissents, all in accordance with the provisions of section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement;

“Dissenting Shareholders” means any registered Husky Common Shareholder or, if the Preferred Share Condition is satisfied prior to the Effective Time, any registered Husky Preferred Shareholder, as applicable, who has duly and validly exercised its Dissent Rights with respect to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, pursuant to the Plan of Arrangement and the Interim Order, and has not withdrawn or been deemed to have been withdrawn such exercise of Dissent Rights;

“Distribution” has the meaning given to it under the heading “Effect of the Arrangement – Registration Rights Agreement”;

“DOJ” means the U.S. Department of Justice, Antitrust Division;

“DPSP” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations –Holders Resident in Canada – Eligibility for Investment”;

“DRS Advice” means a Direct Registration System (DRS) advice;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System;

“Effective Date” means the date the Arrangement becomes effective in accordance with the ABCA;

“Effective Time” means the time on the Effective Date when the Arrangement becomes effective in accordance with the ABCA;

“Employment Agreements” has the meaning given to it under the heading “Interests of Certain Persons of Companies in the Arrangement – Husky – Severance”;

“Encana” means Encana Corporation, now Ovintiv Inc.;

“Encumbrance” means, any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Excess Shares” has the meaning given to it under the heading “Effect of the Arrangement – Standstill Agreements – Voting Restrictions”;

“Final Order” means the order of the Court approving the Arrangement pursuant to section 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Fitch” means Fitch Ratings Inc.;

“Foreign Investment Clearance” means: (i) Cenovus or the Supporting Husky Shareholders shall not have received notice from a Governmental Authority under either section 25.2(1) or section 25.3(2) of the Investment Canada Act in respect of the transactions contemplated by the Arrangement Agreement, or if Cenovus or the Supporting Husky Shareholders, as applicable, has received such a notice, Cenovus or the Supporting Husky Shareholders, as applicable, shall have subsequently received one of the following notices, as applicable: (a) under section 25.2(4)(a) of the Investment Canada Act indicating that no order for the review of the transactions contemplated by the Arrangement Agreement will be made under section 25.3(1) of the Investment Canada Act; (b) under section 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the transactions contemplated by the Arrangement Agreement; or (c) under section 25.4(1) of the Investment Canada Act indicating that the Governor in Council authorizes the completion of the transactions contemplated by the Arrangement Agreement; and (ii) if a filing is required or prudent (as determined by a Party) in respect of the transactions contemplated by the Arrangement Agreement pursuant to any other Applicable Laws governing foreign investments in any jurisdiction (“foreign investment laws”), the Parties, their affiliates and any other Person required to make a filing in connection with the transactions contemplated by the Arrangement Agreement under foreign investment laws, as applicable, shall have made such filing in accordance with such foreign investment laws and any waiting period or review period shall have expired or been terminated and any consents, waivers, filings or approvals required to complete the transactions contemplated by the Arrangement Agreement under such foreign investment laws shall have been obtained on terms and conditions satisfactory to Cenovus and Husky, each acting reasonably;

“foreign investment laws” has the meaning ascribed thereto in the definition of “Foreign Investment Clearance”;

“forward-looking statements” has the meaning given to it under the heading “Forward-Looking Statements”;

“FTC” means the U.S. Federal Trade Commission;

“GLJ” means GLJ Petroleum Consultants Ltd.;

“Goldman Sachs” means Goldman Sachs Canada Inc., financial advisor to Husky;

“Goldman Sachs Fairness Opinion” means the written opinion of Goldman Sachs to the Husky Board dated October 24, 2020, a copy of which is attached as Appendix G to this Information Circular;

“Governmental Authority” means any: (a) domestic or foreign federal, territorial, provincial, state, regional, municipal or local governmental, regulatory or administrative authority, department, court, agency, commission, board or tribunal, arbitral body, bureau, ministry, agency or instrumentality or official, including any political subdivision thereof; (b) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (c) any stock exchange;

“Holder” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States), as amended;

“HSR Approval” means, in respect of the transactions contemplated by the Arrangement Agreement, that all applicable waiting periods under the HSR Act have expired or been terminated including any extension thereof;

“Husky” means Husky Energy Inc., a corporation existing under the ABCA;

“Husky AGM Circular” means the management information circular of Husky dated March 24, 2020 in connection with the annual meeting of Husky Common Shareholders held on April 29, 2020;

“Husky AIF” means the annual information form of Husky dated February 27, 2020 for the year ended December 31, 2019;

“Husky Annual Financial Statements” means the audited consolidated financial statements of Husky as at December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018, together with the notes thereto and the auditor’s report thereon;

“Husky Annual MD&A” means management’s discussion and analysis of the financial and operating results of Husky for the year ended December 31, 2019;

“Husky Board” means the board of directors of Husky;

“Husky Board Recommendation” has the meaning given to it under the heading “The Arrangement – Recommendation of the Husky Board”;

“Husky Common Shareholder Letter of Transmittal” means the shareholder letter of transmittal forwarded to Husky Common Shareholders pursuant to which Husky Common Shareholders are required to deliver certificates or DRS Advices representing Husky Common Shares to the Depositary;

“Husky Common Shareholders” means the holders of Husky Common Shares;

“Husky Common Shares” means common shares in the capital of Husky;

“Husky DCF Analysis” has the meaning given to it under the heading “The Arrangement – Cenovus Fairness Opinions – RBC Fairness Opinion”;

“Husky Disposition Event” has the meaning given to it under the heading “Effect of the Arrangement – The Arrangement Agreement – Termination Amount Payable by Cenovus”;

“Husky DSU Plan” means the share accumulation plan of Husky providing for the grant of Husky DSUs to directors of Husky effective April 20, 2015;

“Husky DSUs” means the deferred share units granted under the Husky DSU Plan and outstanding immediately prior to the Effective Time entitling the holders thereof to receive, at the option of the holder, a cash payment equivalent to the fair market value of Husky Common Shares underlying such Husky DSUs or Husky Common Shares purchased on the open market upon ceasing to be a member of the Husky Board in accordance with the provisions of the Husky DSU Plan;

“Husky Fairness Opinions” means collectively, the Goldman Sachs Fairness Opinion, the CIBC Common Shareholder Fairness Opinion and the CIBC Preferred Shareholder Fairness Opinion;

“Husky Group” means Husky and its subsidiaries and their respective partnership interests, as the context requires;

“Husky Incentive Awards” means, collectively, Husky PSUs, Husky DSUs and Husky Options;

“Husky Interim Financial Statements” means the interim unaudited financial statements of Husky at September 30, 2020 and for the three and nine months ended September 30, 2020, together with the notes thereto;

“Husky Interim MD&A” means management’s discussion and analysis of the financial and operating results of Husky for the three and nine months ended September 30, 2020 and 2019;

“Husky Meeting” means the special meeting of Husky Common Shareholders, Husky Preferred Shareholders and Husky Optionholders to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit the Husky Common Shareholders and the Husky Optionholders to consider the Arrangement Resolution and to permit the Husky Preferred Shareholders to consider the Preferred Shareholder Resolution, respectively, and related matters, and any adjournment(s) or postponement(s) thereof;

“Husky Optionholders” means the holders of Husky Options;

“Husky Option Plan” means the incentive stock option plan of Husky providing for the grant of Husky Options to officers or employees of Husky and its subsidiaries dated effective November 16, 2018;

“Husky Options” means the stock options of Husky granted under the Husky Option Plan and outstanding immediately prior to the Effective Time entitling the holders thereof to acquire Husky Common Shares upon payment of an exercise price or surrender the stock options for a cash payment in accordance with the provisions of the Husky Option Plan;

“Husky Preferred Shareholder Letter of Transmittal” means the letter of transmittal forwarded to Husky Preferred Shareholders pursuant to which Husky Preferred Shareholders are required to deliver certificates representing Husky Preferred Shares to the Depositary;

“Husky Preferred Shareholders” means, collectively, the holders of Husky Series 1 Preferred Shares, Husky Series 2 Preferred Shares, Husky Series 3 Preferred Shares, Husky Series 5 Preferred Shares and Husky Series 7 Preferred Shares;

“Husky Preferred Shares” means, collectively, Husky Series 1 Preferred Shares, Husky Series 2 Preferred Shares, Husky Series 3 Preferred Shares, Husky Series 4 Preferred Shares, Husky Series 5 Preferred Shares, Husky Series 6 Preferred Shares, Husky Series 7 Preferred Shares and Husky Series 8 Preferred Shares;

“Husky Proxy Deadline” means 9:00 a.m. (Calgary time) on December 11, 2020, or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of any adjournment or postponement of the Husky Meeting;

“Husky PSU Plan” means the performance share unit plan of Husky providing for the grant of Husky PSUs to employees or officers of Husky and its affiliates established on February 22, 2010 and amended and restated on February 28, 2017;

“Husky PSUs” means the performance awards granted under the Husky PSU Plan and outstanding immediately prior to the Effective Time entitling the holders thereof to receive a cash payment upon vesting of such Husky PSUs in accordance with the provisions of the Husky PSU Plan;

“Husky Record Date” means November 9, 2020;

“Husky Reserves Disclosure” means disclosure relating to the engineering evaluation of crude oil, NGLs and natural gas interests of Husky: (i) prepared internally in accordance with the regulations and guidelines of the Financial Accounting Standards Board in the United States and the SEC contained in Husky’s Form 40-F for the year ended December 31, 2019, filed; and (ii) prepared in accordance with NI 51-101 contained in the Husky AIF, including the Sproule Audit Opinion;

“Husky Series 1 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 1, in the capital of Husky;

“Husky Series 2 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 2, in the capital of Husky;

“Husky Series 3 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 3, in the capital of Husky;

“Husky Series 4 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 4, in the capital of Husky;

“Husky Series 5 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 5, in the capital of Husky;

“Husky Series 6 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 6, in the capital of Husky;

“Husky Series 7 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 7, in the capital of Husky;

“Husky Series 8 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 8, in the capital of Husky;

“Husky Shareholders” means collectively, the Husky Common Shareholders and the Husky Preferred Shareholders;

“Husky Shares” means collectively, the Husky Common Shares and the Husky Preferred Shares;

“Husky Termination Amount” means $240 million;

“HWEI” has the meaning given to it under the heading “Pro Forma Information Concerning the Combined Company – Principal Holders of Cenovus Common Shares”;

“ICA Minister” has the meaning given to it under the heading “Procedure for the Arrangement to Become Effective – Regulatory Approvals – Foreign Investment Clearance – Investment Canada Act”;

“IFRS” means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Boards;

“Initial Confidentiality Agreement” has the meaning given to it under the heading “Background to the Arrangement”;

“Information Circular” means this joint management information circular dated November 9, 2020, together with all Appendices hereto, distributed to the Husky Common Shareholders, the Husky Preferred Shareholders, and the Cenovus Common Shareholders in connection with the Husky Meeting and the Cenovus Meeting, as the case may be;

“Integrated Corridor” means an integrated Canada-U.S. upstream and downstream corridor;

“Interim Order” means the interim order of the Court concerning the Arrangement dated November 9, 2020 under section 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Husky Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction, a copy of which order is attached as Appendix F to this Information Circular;

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, including any successor provisions and transition rules, whether or not codified;

“In the Money Amount” has the meaning given to it under the heading “Effect of the Arrangement – Husky Incentive Awards – Husky Options”;

“Investment Canada Act” means the Investment Canada Act, RSC 1985, c 28 (1st Supp), as amended;

“IRS” means the Internal Revenue Service;

“Key Regulatory Approvals” means the Competition Act Approval, the HSR Approval, the CTA Approval and the Foreign Investment Clearance;

“Kingsdale Advisors” means Kingsdale Advisors, Cenovus’s strategic shareholder advisor and proxy solicitation agent;

“Laws” means all laws (including, for greater certainty, common law), all statutes, regulations, bylaws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, judgment, decision, ruling, award, authority or license of any Governmental Authority or self-regulatory authority;

“Letters of Transmittal” means collectively, the Husky Common Shareholder Letter of Transmittal and the Husky Preferred Shareholder Letter of Transmittal and “Letter of Transmittal” means either one of them;

“LFI” has the meaning given to it under the heading “Pro Forma Information Concerning the Combined Company – Principal Holders of Cenovus Common Shares”;

“Listed Preferred Shares” has the meaning given to it under the heading “Procedure for the Arrangement to Become Effective – Regulatory Approvals – Stock Exchange Listings”;

“Matching Period” has the meaning given to it under the heading “Effect of the Arrangement – The Arrangement Agreement – Covenants of the Parties Regarding Non-Solicitation; Right to Accept a Superior Proposal”;

“Material Adverse Change” or “Material Adverse Effect” means, with respect to either Party, any fact or state of facts, circumstance, change, effect, occurrence or event that individually is or in the aggregate are, or would individually or in the aggregate reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of the Party and its subsidiaries, taken as a whole, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (a) any change, development or condition generally affecting the industries, businesses or segments thereof, in which such Party and its respective subsidiaries operate; (b) any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, riots, blockades or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets; (c) any change, development or condition resulting from any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war; (d) any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Laws by any Governmental Authority (including, for greater certainty, any change to the Tax Act or other applicable taxing legislation or to tax rates); (e) any change in applicable generally accepted accounting principles, including IFRS, or changes in regulatory accounting requirements applicable to the oil and gas and oil sands exploration, development and production businesses, the petrochemicals industry and the business of refining, marketing and distributing petroleum products; (f) any climatic, earthquake or other natural event or condition (including weather conditions and any natural disaster); (g) any epidemic, pandemic, disease outbreak (including COVID-19), other health crisis or public health event; (h) any decline in the market price for crude oil, natural gas or related hydrocarbons on a current or forward basis; (i) any actions taken (or omitted to be taken) at the written request of the Other Party; (j) any action taken by the Party or any of its subsidiaries that is required pursuant to the Arrangement Agreement (excluding any obligation to act in the ordinary course of business, but, for greater certainty, including any steps taken pursuant to Sections 3.3 and 3.6 of the Arrangement Agreement); (k) any matter which has been filed by the Party since January 1, 2020 and prior to the Agreement Date with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws or Applicable U.S. Securities Laws, which is available for public viewing on the Party’s profile on SEDAR at www.sedar.com and on the Party’s profile on EDGAR at www.sec.gov/edgar/shtml; (l) the execution, announcement, pendency or performance of the Arrangement Agreement or consummation of the Arrangement; (m) the failure of the Party to meet any internal, published, public or analyst projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); or (n) any change in the market price or trading volume of any securities of the Party (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred); provided, however, that (i) with respect to clauses (a) through and including (g), such matter does not have a materially disproportionate effect on the business, operations, results of operations, assets, properties, capitalization, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Party and its subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the oil and gas industry (in which case the incremental disproportionate effect may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect), and (ii) unless expressly provided in any particular section of the Arrangement Agreement, references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred;

“material change” has the meaning ascribed thereto in the Securities Act;

“McCarthy Tétrault” means McCarthy Tétrault LLP, tax counsel to Husky;

“McDaniel” means McDaniel & Associates Consultants Ltd.;

“Meetings” means, collectively, the Husky Meeting and the Cenovus Meeting, and “Meeting” means either of them;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Minister” means the Minister of Transport under the Canada Transportation Act;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Moody’s” means Moody’s Investors Service;

“NI 51-101” means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities;

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids;

“No Action Letter” means a written confirmation from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act;

“Non-Resident Dissenter” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”;

“Non-Resident Holder” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“NYSE” means the New York Stock Exchange;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Authority (in each case, whether temporary, preliminary or permanent);

“Osler, Hoskin & Harcourt” means Osler, Hoskin & Harcourt LLP, legal counsel to Husky;

“Other Party” means: (i) with respect to Cenovus, Husky; and (ii) with respect to Husky, Cenovus;

“Outside Date” means May 31, 2021; provided that if the Key Regulatory Approvals have not been received by May 31, 2021, the Outside Date shall be August 31, 2021, or such later date as may be agreed to in writing by the Parties;

“Parties” means Cenovus and Husky, and “Party” means either of them;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“PFIC” has the meaning given to it under the heading “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Considerations for U.S. Holders Relating to the Arrangement – Tax Considerations Relating to the Arrangement if Husky is Classified as a PFIC”;

“Piggy-Back Registration Right” has the meaning given to it under the heading “Effect of the Arrangement – Registration Rights Agreement”;

“Plan” or “Plan of Arrangement” means the plan of arrangement in the form attached as Appendix D to this Information Circular, as the same may be amended or supplemented from time to time in accordance with the terms of the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court in the Final Order;

“Pre-Emptive Right” has the meaning given to it under the heading “Effect of the Arrangement – Pre-Emptive Rights Agreement”;

“Pre-Emptive Rights Agreements” means the pre-emptive rights agreements that may be entered into on or following the Effective Date between certain Cenovus Common Shareholders and Cenovus, as described under the heading “Effect of the Arrangement – Pre-Emptive Rights Agreement”;

“Pre-Emptive Rights Holder” has the meaning given to it under the heading “Effect of the Arrangement – Pre-Emptive Rights Agreement”;

“Preferred Share Condition” means: (i) the Husky Preferred Shareholders have approved the Preferred Shareholder Resolution by 66 2⁄3% of the votes cast on the Preferred Shareholder Resolution by Husky Preferred Shareholders present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class; and (ii) unless otherwise determined by Cenovus in its sole discretion, holders of not more than 10% of the Husky Preferred Shares have validly exercised, and not withdrawn, Dissent Rights;

“Preferred Shareholder Resolution” means the special resolution in respect of the Arrangement to be considered by the Husky Preferred Shareholders at the Husky Meeting, the full text of which is set forth in Appendix B to this Information Circular;

“Pro Forma Financial Statements” has the meaning given to it under the heading “Pro Forma Information Concerning the Combined Company – Selected Pro Forma Financial Information”;

“Proposed Amendments” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“Qualified Individual” has the meaning given to it under the heading “Effect of the Arrangement – Standstill Agreements – Termination”;

“RBC Capital Markets” means RBC Dominion Securities Inc., a member company of RBC Capital Markets, financial advisor to Cenovus;

“RBC Fairness Opinion” means the opinion of RBC Capital Markets to the Cenovus Board dated October 24, 2020, a copy of which is attached as Appendix J to this Information Circular;

“RDSP” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations –Holders Resident in Canada – Eligibility for Investment”;

“Receiving Party” has the meaning given to it under the heading “Effect of the Arrangement – The Arrangement Agreement – Covenants of the Parties Regarding Non-Solicitation; Right to Accept a Superior Proposal”;

“Registered Plans” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“Registrable Securities” has the meaning given to it under the heading “Effect of the Arrangement – Registration Rights Agreement”;

“Registrar” means the Registrar of Corporations for the Province of Alberta appointed under section 263 of the ABCA;

“Registration Rights Agreements” means the registration rights agreements that may be entered into on or following the Effective Date between certain Cenovus Common Shareholders and Cenovus, as described under the heading “Effect of the Arrangement – Registration Rights Agreement”;

“Registration Rights Holder” has the meaning given to it under the heading “Effect of the Arrangement – Registration Rights Agreement”;

“Registration Statement” has the meaning given to it under the heading “Effect of the Arrangement – Registration Rights Agreement”;

“Representatives” means, with respect to each Party, its respective subsidiaries and its and their officers, directors, employees, financial advisors, related parties, legal counsel, accountants, advisors and all other representatives and agents;

“Resident Dissenter” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders of Husky Shares”;

“Resident Holder” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“Resident Holder’s Dissent Shares” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders of Husky Shares”;

“RESP” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations –Holders Resident in Canada – Eligibility for Investment”;

“Responding Party” has the meaning given to it under the heading “Effect of the Arrangement – The Arrangement Agreement – Covenants of the Parties Regarding Non-Solicitation; Right to Accept a Superior Proposal”;

“Restricted Shares” has the meaning given to it under the heading “Joint Information Circular – Information for United States Securityholders”;

“RRIF” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations –Holders Resident in Canada – Eligibility for Investment”;

“RRSP” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations –Holders Resident in Canada – Eligibility for Investment”;

“S&P” means S&P Global Ratings;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act, RSA 2000, c S-4, as amended;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Share Consideration Common Shares” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Husky Shares under the Arrangement – Husky Common Shares Exchanged for Cenovus Common Shares and Cenovus Warrants”;

“Shareholders” means Husky Common Shareholders, Husky Preferred Shareholders and/or Cenovus Common Shareholders, as the context requires;

“Share Issuance Resolution” means the ordinary resolution to be considered by the Cenovus Common Shareholders at the Cenovus Meeting, the full text of which is set forth in Appendix C to this Information Circular;

“Shares” means the Husky Common Shares, the Husky Preferred Shares and/or the Cenovus Common Shares, as the context requires;

“Sproule” means Sproule Associates Limited;

“Sproule Audit Opinion” means the audit opinion of Sproule as of December 31, 2019, included in the Husky AIF relating to the audit of Husky’s crude oil, natural gas and NGLs reserves estimates prepared in accordance with generally accepted oil and gas engineering and evaluation practices in the Canada and as set out in the COGE Handbook;

“Standstill Agreements” means the standstill agreements entered into between the Supporting Husky Shareholders and Cenovus on the Agreement Date, and effective as of the Effective Date, which set out certain matters pertaining to the Cenovus Common Shares held by the Supporting Husky Shareholders following completion of the Arrangement;

“subsidiary” has the meaning ascribed thereto in the Securities Act;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal: (a) that complies with all Applicable Canadian Securities Laws and Applicable U.S. Securities Laws; (b) that is not subject to a financing condition, due diligence condition and/or access condition; (c) to acquire not less than all of the applicable Party’s outstanding common shares or not less than substantially all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) of the applicable Party and its subsidiaries and partnership interests; (d) that the applicable Party’s board of directors and any relevant committee thereof has determined in good faith (after receipt of advice from its professional financial advisors and external legal counsel) is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; and (e) that the applicable Party’s board of directors and/or any relevant committee thereof determines in good faith, after consultation with its professional financial advisors, would be, if consummated in accordance with its terms, more favourable to the holders of its common shares than the Arrangement;

“Supplementary Information Request” has the meaning given to it under the heading “Procedure for the Arrangement to Become Effective – Regulatory Approvals – Competition Act Approval”;

“Support Agreements” means the support agreements entered into between the Supporting Husky Shareholders and Cenovus on the Agreement Date;

“Supporting Husky Shareholders” means Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l., and “Supporting Husky Shareholder” means either of them;

“Tax Act” means the Income Tax Act (Canada), RSC 1985, c 1 (5th Supp), including the regulations thereto, as amended from time to time;

“taxable capital gain” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”;

“TD Fairness Opinion” means the opinion of TD Securities to the Cenovus Board dated October 24, 2020, a copy of which is attached as Appendix K to this Information Circular;

“TD Securities” means TD Securities Inc., financial advisor to Cenovus;

“TFSA” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations –Holders Resident in Canada – Eligibility for Investment”;

“Transfer” has the meaning given to it under the heading “Effect of the Arrangement – Standstill Agreements – Transfer Restrictions”;

“Tribunal” has the meaning given to it under the heading “Procedure for the Arrangement to Become Effective – Regulatory Approvals – Competition Act Approval”;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Holder” has the meaning given to it under the heading “Certain United States Federal Income Tax Considerations”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Voting Instruction Form” means the voting instruction form provided by Broadridge to Beneficial Holders; and

“Warrant Consideration Common Shares” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Husky Shares under the Arrangement – Husky Common Shares Exchanged for Cenovus Common Shares and Cenovus Warrants”.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

CONVENTIONS

Certain terms used herein are defined in the “Glossary of Terms”. Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars and references herein to “US$” or “U.S. dollars” are to United States dollars. All financial information in Appendices L, M and N to this Information Circular has been presented in Canadian dollars in accordance with IFRS.

ABBREVIATIONS

The following are abbreviations and definitions used in this Information Circular (including Appendices M and N, respectively):

bbl	barrel
bbls	barrels
bbls/d	barrels per day
Bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent
MMbbls	million barrels
MMboe	million barrels of oil equivalent
mmcf/d	million cubic feet per day
NGL	natural gas liquids
PADD	Petroleum Administration for Defense District
WCS	Western Canadian Select
WTI	West Texas Intermediate

JOINT MANAGEMENT INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by the management of Husky and Cenovus for use at the Husky Meeting and the Cenovus Meeting, and at any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement and the issuance of Cenovus Shares or Cenovus Warrants in connection with the Arrangement, or any other matters to be considered at the Husky Meeting and Cenovus Meeting other than those contained in this Information Circular, and if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Husky contained and incorporated by reference in this Information Circular, including but not limited to the information in Appendix M to this Information Circular, has been provided by Husky. Although Cenovus has no knowledge that would indicate that any of such information is untrue or incomplete, Cenovus does not assume any responsibility for the accuracy or completeness of such information or the failure by Husky to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Cenovus.

The information concerning Cenovus contained and incorporated by reference in this Information Circular, including but not limited to the information in Appendix N to this Information Circular, has been provided by Cenovus. Although Husky has no knowledge that would indicate that any of such information is untrue or incomplete, Husky does not assume any responsibility for the accuracy or completeness of such information or the failure by Cenovus to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Husky.

This Information Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Information Circular.

Information contained in or otherwise accessed through Husky’s website or Cenovus’s website, or any website, other than those documents incorporated by reference herein and filed on SEDAR, does not constitute part of this Information Circular.

All summaries of, and references to, the Arrangement Agreement, the Arrangement, the Plan of Arrangement and the Cenovus SRP Agreement in this Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement, copies of which are attached as Appendices D and E, respectively, to this Information Circular and the Cenovus SRP Agreement, a copy of which has been made available on SEDAR at www.sedar.com. You are urged to carefully read the full text of the Arrangement Agreement, the Plan of Arrangement and the Cenovus SRP Agreement.

All capitalized terms used in this Information Circular (including Appendices M and N hereto) but not otherwise defined herein have the meanings set forth herein under “Glossary of Terms”. The terms and abbreviations used in the Appendices to this Information Circular, other than in Appendices M and N, are defined separately therein. Information contained in this Information Circular is given as of November 9, 2020, unless otherwise specifically stated. Details of the Arrangement are set forth under the headings “The Arrangement” and “Effect of the Arrangement”. For details of the matters to be considered by the Husky Shareholders and the Husky Optionholders at the Husky Meeting and the Cenovus Common Shareholders at the Cenovus Meeting, see “Matters to be Considered at the Husky Meeting” and “Matters to be Considered at the Cenovus Meeting”, respectively.

Supplemental Disclosure – Non-GAAP Measures

This Information Circular and certain documents incorporated by reference herein make reference to certain non-GAAP financial measures to assist in assessing Husky’s and Cenovus’s respective financial performance, such as Adjusted EBITDA, Net Debt, Net Debt to Adjusted EBITDA, free funds flow, netback and sustaining capital. These financial measures do not have a standardized meaning as prescribed by IFRS and are therefore considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in order to provide shareholders, potential investors and analysts with additional measures for analyzing the transaction and the combined company’s ability to generate funds to finance its operations and information regarding its liquidity. Such information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For additional information regarding these non-GAAP measures, see the advisories in the Husky Annual MD&A, the Husky Interim MD&A, the Cenovus Annual MD&A and the Cenovus Interim MD&A, as applicable, each of which is incorporated by reference herein.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is a non-GAAP measure defined as net earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, exploration & evaluation write-down, goodwill impairments, asset impairments and reversals, unrealized gains (losses) on risk management, foreign exchange gains (losses), revaluation gain, re-measurement of contingent payment, gains (losses) on divestiture of assets, and other income (loss), net, calculated on a trailing 12-month basis.

Net Debt is a non-GAAP measure defined as short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments.

Net Debt to Adjusted EBITDA is a non-GAAP measure defined as Net Debt divided by Adjusted EBITDA.

Adjusted funds flow is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring a company’s ability to finance its capital programs and meet its financial obligations. Adjusted funds flow is defined as cash from (used in) operating activities excluding net change in other assets and liabilities and net change in non-cash working capital. Non-cash working capital is composed of accounts receivable, inventories (excluding non-cash inventory write-downs and reversals), income tax receivable, accounts payable and income tax payable. Net change in other assets and liabilities is composed of site restoration costs and pension funding.

Free funds flow is a non-GAAP measure defined as adjusted funds flow less capital investment.

Netback is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring operating performance on a per-unit basis. Cenovus’s and Husky’s netback calculation is aligned with the definition found in the COGE Handbook. Netbacks reflect the margin on a per-barrel of oil equivalent basis. Netback is defined as gross sales less royalties, transportation and blending, operating expenses and production and mineral taxes divided by sales volumes. Netbacks do not reflect non-cash write-downs or reversals of product inventory until it is realized when the product is sold. The sales price, transportation and blending costs, and sales volumes exclude the impact of purchased condensate. Condensate is blended with the heavy oil to transport it to market.

Sustaining capital is the additional development capital that is required by the business to maintain production and operations at existing levels. Development capital includes the cost to drill, complete, equip and tie in wells to existing infrastructure. Sustaining capital does not have any standardized meaning and therefore should not be used to make comparisons to similar measures presented by other issuers.

Information for United States Securityholders

The Cenovus Shares and Cenovus Warrants issuable to Husky Shareholders in exchange for their Husky Shares and the Cenovus Replacement Options issuable to Husky Optionholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any state securities laws, and will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions under applicable state securities laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any security issued in exchange for one or more bona fide outstanding securities from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The solicitation of proxies for the Husky Meeting and the Cenovus Meeting by means of this Information Circular is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The Cenovus Shares and Cenovus Warrants issuable to Husky Shareholders and the Cenovus Replacement Options issuable to Husky Optionholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradable under the U.S. Securities Act, except for (i) any Cenovus Shares, Cenovus Warrants and Cenovus Replacement Options received in the Arrangement by persons who will be “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) of Cenovus on the date of sale or were affiliates of Cenovus within 90 days before the date of sale (“Restricted Shares”), and (ii) any Cenovus Shares, Cenovus Warrants and Cenovus Replacement Options that after the date of sale are held by persons who are then (or were within the preceding 90 days) affiliates of Cenovus (“Control Shares”). Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Cenovus Shares, Cenovus Warrants or Cenovus Replacement Options by such an affiliate (or former affiliate) will be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. Subject to certain limitations, persons holding Restricted Shares or Control Shares may generally resell those shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. If available, such persons may also resell such shares pursuant to Rule 144 under the U.S. Securities Act. In addition, Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of securities previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act. As a result, any Cenovus Common Shares issuable upon exercise of Cenovus Warrants or Cenovus Replacement Options may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and the exercise of Cenovus Warrants and Cenovus Replacement Options may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. Prior to the Effective Time, Cenovus will file a Canadian Warrant Prospectus qualifying the issuance of Cenovus Warrant Shares and a registration statement on Form F-10 with the SEC registering the Cenovus Warrant Shares under the U.S. Securities Act and will use its best efforts to cause there to be a Canadian Warrant Prospectus and an effective registration statement under the U.S. Securities Act for as long as any Cenovus Warrants are outstanding. On or as promptly as practicable following the Effective Date, Cenovus will cause there to be a registration statement on Form S-8 to be filed with the SEC which will register the issuance of the Cenovus Common Shares issuable upon exercise of Cenovus Replacement Options. See “Procedure for the Arrangement to Become Effective – Securities Law Matters – United States”.

Information concerning the assets and operations of Husky and Cenovus contained or incorporated by reference herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies. In particular, data on oil and gas reserves included or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The financial statements of Husky and Cenovus incorporated by reference in this Information Circular have been prepared in accordance with IFRS, which differs from United States generally accepted accounting principles in certain material respects and thus are not directly comparable to financial statements of United States companies.

The Cenovus Common Shares are listed on the NYSE and registered pursuant to Section 12 of the U.S. Exchange Act. Therefore, Cenovus is required to file reports with the SEC, including annual reports on Form 40-F. Cenovus has filed with the SEC an annual report on Form 40-F for the fiscal year ended December 31, 2019. Cenovus’s Form 40-F for the fiscal year ended December 31, 2019 does not include a reconciliation of Cenovus’s financial statements to United States generally accepted accounting principles. Cenovus’s filings with the SEC may be viewed for free at the SEC’s website at www.sec.gov.

Husky Shareholders subject to United States federal income taxation should be aware that the description of tax consequences to them of the Arrangement under certain United States federal income tax laws provided in this Information Circular is a summary only. They are advised to consult their tax advisors to determine the particular tax consequences to them of participating in the Arrangement and the ownership and disposition of Cenovus Shares and the ownership, exercise and disposition of Cenovus Warrants and Cenovus Replacement Options acquired pursuant to the Arrangement.

The enforcement by Husky Shareholders, Husky Optionholders, Cenovus Common Shareholders, holders of Cenovus Preferred Shares, holders of Cenovus Warrants and holders of Cenovus Replacement Options of civil liabilities under United States federal securities laws may be affected adversely by the fact that Cenovus and Husky are organized under the laws of Canada and Alberta, Canada, respectively, that some or all of their officers and directors are residents of countries other than the United States, that some of the experts named in this Information Circular are residents of countries other than the United States, and that a substantial portion of the assets of Cenovus, Husky and such persons are located outside the United States. As a result, it may be difficult or impossible for Husky Shareholders, Husky Optionholders, Cenovus Common Shareholders, holders of Cenovus Preferred Shares, holders of Cenovus Warrants and holders of Cenovus Replacement Options in the United States to effect service of process within the United States upon Cenovus and Husky, as applicable, and their respective directors or officers, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or the securities laws of any state within the United States. In addition, Husky Shareholders, Husky Optionholders, Cenovus Common Shareholders, holders of Cenovus Preferred Shares, holders of Cenovus Warrants and holders of Cenovus Replacement Options in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or the securities laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or the securities laws of any state within the United States.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Information Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Cenovus or Husky.

THE CENOVUS COMMON SHARES, CENOVUS PREFERRED SHARES, CENOVUS WARRANTS AND CENOVUS REPLACEMENT OPTIONS ISSUABLE TO HUSKY SHAREHOLDERS AND HUSKY OPTIONHOLDERS PURSUANT TO THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency

Except as otherwise indicated, all dollar amounts in this Information Circular are expressed in Canadian dollars. The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; and (ii) the high, low and average exchange rates during each such period, based on the daily average exchange rate, published on the Bank of Canada’s website as being in effect on each trading day.

	Nine Months Ended September 30				Year Ended December 31
	2020		2019		2019		2018		2017
Rate at end of Period	US$	0.7497	US$	0.7551	US$	0.7699	US$	0.7330	US$	0.7971
Average rate during Period	US$	0.7391	US$	0.7524	US$	0.7537	US$	0.7721	US$	0.7708
High	US$	0.7710	US$	0.7670	US$	0.7699	US$	0.8138	US$	0.8245
Low	US$	0.6898	US$	0.7353	US$	0.7353	US$	0.7330	US$	0.7276

On November 9, 2020, the Bank of Canada exchange rate for $1.00 Canadian dollar was $0.7710 United States dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Information Circular (including in Appendices M and N, respectively, to this Information Circular) and in the documents incorporated by reference herein constitute forward-looking information and forward-looking statements (collectively referred to as “forward-looking statements”) within the meaning of Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, including the U.S. Private Securities Litigation Reform Act of 1995, about Cenovus’s and Husky’s current expectations, estimates and projections about the future, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus and Husky believe that expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions or the negative thereof.

This Information Circular (including Appendices M and N, respectively, to this Information Circular) contains forward-looking statements pertaining to the following:

•

the expectations regarding whether the Arrangement will be completed, the principal steps of the Arrangement, including whether the conditions to completion of the Arrangement will be satisfied, and the anticipated timing for the Effective Date;

•

the perceived benefits of the Arrangement and expected attributes of the combined company resulting from the Arrangement, including anticipated corporate, operational and other synergies and the timing thereof, anticipated savings and the sustainability and timing thereof, and the plans and strategies to achieve such benefits and synergies;

•	the ability to successfully integrate the businesses of Cenovus and Husky;

•

attributes of the combined company resulting from the Arrangement, including: its corporate structure; its enterprise value; its relative size; its diversified portfolio; the strength of its balance sheet; its anticipated production, refining, upgrading, storage and transportation capabilities and levels; its anticipated margins and reductions to free funds flow break-even at WTI, excluding one-time transaction related costs; expected free funds flow; anticipated free funds flow generation and stability; its reinvestment risk; its improved position to pursue value maximization; planned capital allocation and capital investment program and the efficiency thereof; required sustaining capital; expected exposure to WCS oil prices, Alberta and global commodity prices and anticipated sensitivity to commodity price fluctuations; deleveraging capability; anticipated reserves and reserves life index; takeaway and marketing optionality; anticipated priorities; anticipated market access; financial position; liquidity; resiliency; debt levels; its expected ability to leverage its increased scale; and its expected ability to implement necessary operating expertise and the integration of its assets to optimize margin capture;

•	the attributes of the combined company’s reserves and assets, including the declines, longevity, free funds flow generation and associated costs of such reserves and assets;

•	the anticipated effect of the transaction on the competitiveness of the combined company and its profitability, liquidity and cost structure;

•	the expected credit profile and credit ratings of the combined company;

•

the anticipated immediate efficiencies of the combined company to be achieved by implementing best practices of the combined company, including applying Cenovus’s operating expertise to Husky’s oil sands assets, leveraging the increased portfolio’s scale in the Deep Basin, and pursuing commercial and contract-related efficiencies on midstream marketing and blending opportunities;

•

the expectations of the combined company’s dividends, including anticipated and future payments thereof, rate payable including any increases thereto and ability to pay, subject to board approval of the combined company;

•	the expected returns to shareholders of the combined company, including through share buy backs and sustainable dividend increases;

•

the anticipated physical integration of the combined company’s assets, including the connection of upstream assets with upgrading, storage, refining and blending operations to shorten the value chain and reduce costs;

•	the anticipated safety and reliability of the operations of the combined company;

•

the expected benefits of the midstream gathering, upgrading, refining and transportation network and assets, including high netback international offshore natural gas assets, and associated agreements to be acquired and assumed by Cenovus and the integration, quality and efficiencies thereof;

•	the combined company’s cost of capital, capital allocation and anticipated capital investment and expenditures;

•	expected pro forma financial and operational projections for 2021 and future years and plans and strategies to realize such projections;

•	the expected development and growth of the combined company’s business and plans and strategies to realize such expectations;

•	the combined company’s Net Debt to Adjusted EBITDA ratio;

•	the combined company’s committed credit facilities and draws thereon, excluding letters of credit;

•

the planned commitments to ESG leadership and initiatives of the combined company, including to clean technology, emission intensity reductions, Indigenous engagement and economic reconciliation, environmental stewardship, safety performance, diversity and inclusion, achieving net zero emissions by 2050, strategies to achieve such initiatives and disclosure of future ESG initiatives;

•	the expectations of future production and the timing, stability and growth thereof;

•	the structure and effect of the Arrangement on Husky and Cenovus;

•

the expected issuance, terms of, and, if applicable, registration and listing of Cenovus Common Shares, Cenovus Warrants, Cenovus Replacement Options and Cenovus Preferred Shares, if applicable, to Husky Shareholders and Husky Optionholders;

•	the expectations regarding future equity, market capitalization and enterprise value;

•	the timing, administration and conduct of the Meetings and the timing of the Final Order;

•

Cenovus’s and Husky’s anticipated abilities to obtain the required approvals, including securityholder, stock exchange, Court, regulatory and third-party approvals, for the Arrangement, including the Key Regulatory Approvals, and the timing of such approvals;

•

the satisfaction of conditions for listing of the Cenovus Common Shares and Cenovus Warrants issuable pursuant to the Arrangement and the Cenovus Common Shares issuable upon exercise of the Cenovus Warrants and the Cenovus Replacement Options, on the TSX and the NYSE, and the timing thereof, and the satisfaction of conditions for listing of the Cenovus Preferred Shares issuable pursuant to the Arrangement on the TSX;

•

the anticipated filing, receipt and timing of the Canadian Warrant Prospectus with the Canadian Securities Regulators to qualify the Cenovus Warrant Shares for distribution in accordance with Applicable Canadian Securities Laws and the anticipated filing, effectiveness, and timing of the required registration statements with the SEC to register the Cenovus Warrant Shares and the Cenovus Common Shares issuable upon exercise of the Cenovus Replacement Options for distribution under Applicable U.S. Securities Laws;

•

the ability to enforce of civil liabilities under U.S. securities laws against Cenovus, Husky or its officers or directors and the ability to effect service of process or realize judgments against Cenovus or Husky;

•

the expectations regarding receipt of required approvals of the Arrangement Resolution and the Share Issuance Resolution and, if applicable, the Preferred Shareholder Resolution and the results of obtaining such approvals;

•

the anticipated application for and filing of the Final Order and Articles of Arrangement with the Registrar under the ABCA, the content and timing of such application, the considerations of the Court in granting the Final Order and the effect of the Final Order;

•	the expectation that there will be no significant events occurring outside of the normal course of business of Cenovus, Husky and the combined company, as applicable;

•	the expected expenses associated with the Arrangement;

•	the expectations regarding the exercise of Cenovus Warrants and Cenovus Replacement Options issued under the Arrangement;

•

the effect of the Arrangement on Cenovus’s share capital, including the total issued and outstanding Cenovus Common Shares and anticipated percentages of Cenovus Common Shares that former Husky Common Shareholders and current Cenovus Common Shareholders will hold in the combined company, both on a non-diluted and partially-diluted basis;

•

Cenovus Common Shareholders who are expected to beneficially hold or control Cenovus Common Shares carrying at least 10% of the voting rights and entitlements of such Cenovus Common Shareholders following the Arrangement;

•

the composition and compensation of the Cenovus Board and Cenovus management upon the Arrangement becoming effective, the reconstitution of board committees and expected meetings, policies and mandates thereof;

•	the delisting of the Husky Shares from the TSX and the anticipated timing thereof;

•	the expected amendment of the Cenovus SRP Agreement;

•	the anticipated treatment and entitlements of Cenovus Common Shareholders and Husky Shareholders under securities and tax Laws;

•

the expected timing, cost, participants and terms of Husky’s and Cenovus’s retention programs, severance and other entitlements payable by the combined company pursuant to the Employment Agreements and such other obligations to directors and executive officers of Husky pursuant to the Arrangement Agreement;

•	the effect of the Arrangement on the vesting, settlement and payout of Cenovus Options, Cenovus PSUs, Cenovus RSUs, Husky PSUs and Husky DSUs;

•	the treatment of the Arrangement under government regulatory regimes;

•	the expectation that the combined company will deliver industry leading returns;

•	the sufficiency of budgeted capital expenditures in carrying out planned activities;

•	pro forma information, including pro forma financial and operational information pertaining to Cenovus after giving effect to the Arrangement; and

•

business plans, business prospects and performance, growth potential, financial strength, market profile, revenues, working capital, costs, capital expenditures, investment valuations, income, margins, access to capital, shareholder return and overall strategies and assessments of future plans and operations of the combined company.

Additionally, statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future.

The reports of PricewaterhouseCoopers LLP and KPMG LLP included or incorporated by reference in this Information Circular refer exclusively to the historical financial statements described therein and do not extend to the prospective financial information included in this Information Circular and should not be read to do so.

Developing forward-looking statements involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus, Husky and the combined company and others that apply to the industry generally. These forward-looking statements are based on certain expectations and assumptions, including expectations and assumptions respecting:

•

the perceived benefits of the Arrangement and expected attributes of the combined company resulting from the Arrangement are based upon a number of factors, including the terms and conditions of the Arrangement Agreement and current industry, economic and market conditions (see “The Arrangement – Reasons for the Arrangement”, “The Arrangement – Attributes of the Combined Company”, “The Arrangement – Recommendation of the Husky Board” and “The Arrangement – Recommendation of the Cenovus Board”);

•

the completion of certain steps in, and timing of, the Arrangement and the Effective Date of the Arrangement are based upon the terms of the Arrangement Agreement and advice received from counsel to Husky and Cenovus relating to timing expectations (see “Effect of the Arrangement”);

•

the listing of the Cenovus Common Shares and the Cenovus Warrants issuable pursuant to the Arrangement and the Cenovus Common Shares issuable upon exercise of the Cenovus Warrants and the Cenovus Replacement Options on the TSX and the NYSE, respectively, the listing of the Cenovus Preferred Shares issuable pursuant to the Arrangement on the TSX and the delisting of the Husky Shares from the TSX are based on receiving approval from, and fulfilling all of the requirements of, the TSX and the NYSE, as applicable;

•

the treatment of Husky Shareholders under tax Laws is subject to the statements under “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”;

•

the effects of the Arrangement on Husky and Cenovus are based on Husky management’s current expectations regarding the intentions of Cenovus and Cenovus management’s current expectations regarding the intentions of Husky;

•	the satisfaction of the conditions to closing of the Arrangement in a timely manner and completion of the Arrangement on the expected terms;

•

the expected adherence to the terms of the Arrangement Agreement and agreements related to the Arrangement Agreement, including the Support Agreements, Standstill Agreements, Pre-Emptive Rights Agreements and Registration Rights Agreements, and the expected timing and termination of such agreements;

•	the ability of Cenovus and Husky to obtain the Key Regulatory Approvals and the timing thereof;

•	the ability of management of the combined company to successfully integrate the businesses of Husky and Cenovus;

•	access to sufficient capital to pursue any development plans associated with full ownership of Husky;

•	the combined company’s ability to issue securities;

•	the impact the transaction may have on the current credit ratings of Cenovus and Husky, and the credit ratings of the combined company following closing;

•

variation in forecast commodity prices, light-heavy crude oil price differentials and other assumptions used to develop the forward-looking statements or identified in the 2020 guidance of Cenovus and Husky;

•	the potential further ramp down for forecast production volumes based on business and market conditions;

•	the projected capital investment levels, the flexibility of capital spending plans and associated sources of funding;

•	the achievement of further cost reductions and sustainability thereof;

•	applicable royalty regimes, including expected royalty rates;

•	future improvements in availability of product transportation capacity;

•	the ability of underlying pricing fundamentals to support the continuation of crude-by-rail programs;

•	changes in transportation costs following suspension of crude-by-rail programs;

•	increases to the combined company’s share price and market capitalization over the long term;

•	the opportunity for the combined company to pay dividends, and the approval and declaration of such dividends by the board of directors of the combined company;

•	opportunities to repurchase shares for cancellation at prices acceptable to the combined company;

•	cash flows, cash balances on hand and access to credit and demand facilities being sufficient to fund capital investments;

•	foreign exchange rates, including with respect to the combined company’s US$ debt and refining capital and operating expenses;

•

realization of expected capacity to store within oil sands reservoirs barrels not yet produced, including that the combined company will be able to time production and sales of its inventory at later dates when demand has increased, pipeline and/or storage capacity has improved and crude oil differentials have narrowed;

•

the WTI-WCS differential in Alberta remaining largely tied to the extent to which voluntary economically driven supply cuts are made, the potential start-up of Enbridge Inc.’s Line 3 Replacement Program, the completion of the Trans Mountain Expansion and Keystone XL projects, and the level of crude-by-rail activity and capacity;

•

the ability of the combined company’s refining capacity, dynamic storage, existing pipeline commitments and financial hedge transactions to partially mitigate a portion of the combined company’s WCS crude oil volumes against wider differentials;

•	estimates of quantities of oil, bitumen, natural gas and NGLs from properties and other sources not currently classified as proved;

•	accounting estimates and judgments;

•	the future use and development of technology and associated expected future results; the combined company’s ability to obtain necessary regulatory and partner approvals;

•	the successful and timely implementation of capital projects or stages thereof; the ability to generate sufficient cash flow to meet current and future obligations;

•	the combined company’s ability to reach net zero emissions by 2050;

•	the estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto;

•	the combined company’s ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner;

•	the combined company’s ability to carry out transactions on the desired terms and within the expected timelines;

•	forecast inflation and other assumptions inherent in the current guidance of Cenovus and Husky;

•

the expected impacts of the contingent payment to an affiliate of ConocoPhillips Company by Cenovus in connection with the purchase of certain oil sands and natural gas assets as announced in a press release of Cenovus dated March 29, 2017 available on SEDAR;

•	alignment of realized WCS prices and WCS prices used to calculate the contingent payment to an affiliate of ConocoPhillips Company by Cenovus;

•	the combined company’s ability to access and implement all technology necessary to efficiently and effectively operate its assets; and

•	other risks, uncertainties and assumptions described from time to time in the filings made by Cenovus and Husky with securities regulatory authorities.

The forward-looking statements in this Information Circular also include financial outlooks and other forward-looking metrics (including production, financial and oil and gas related metrics) relating to Cenovus, Husky, the combined company and the transaction, including: the expectations of Cenovus and Husky regarding the impact of the transaction on free funds flow, adjusted funds flow, free funds flow breakeven at WTI, Net Debt to Adjusted EBITDA, Adjusted EBITDA, deleveraging capability, the projected capital expenditures of the combined company, sustaining capital, undrawn committed credit facilities, general and administrative costs, expenses per boe and operating costs.

The forecast for the combined company reaching a Net Debt to Adjusted EBITDA ratio of less than 2.0 times in 2022 included in this Information Circular is based on August 20, 2020 forward strip commodity pricing, set out in the table below:

Year	WTI	WTI-WCS differential	Chicago 3-2-1 Crack	$/US$ exchange rate
2021	US$45.00	US$14.75/bbl	US$10.15/bbl	$0.75/US$
2022	US$46.00	US$15.00/bbl	US$11.50/bbl	$0.75/US$
2023	US$47.00	US$13.50/bbl	US$13.50/bbl	$0.75/US$

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

Husky and Cenovus believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Information Circular and in the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this Information Circular.

The risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

•	Cenovus and Husky may fail to realize, or may fail to realize in the expected timeframes, the anticipated benefits and synergies resulting from the Arrangement;

•

the failure to integrate Cenovus’s and Husky’s respective businesses or the failure to access or implement some or all of the technology necessary to efficiently and effectively operate the assets and achieve expected future results;

•

the conditions to completion of the Arrangement, including receiving all Key Regulatory Approvals, Court approval, securityholder approvals, TSX and NYSE approval, as applicable, for the listing of the Cenovus Common Shares, Cenovus Warrants and the Cenovus Preferred Shares issuable pursuant to the Arrangement and the Cenovus Common Shares issuable upon exercise of the Cenovus Warrants, may not be satisfied or waived and may result in the Arrangement not being completed in a timely manner or at all;

•	the timing of the Meetings and the Final Order and the anticipated Effective Date may be changed or delayed or may not occur at all;

•

interloper risk, including actions taken by government entities or others seeking to prevent or alter the terms of the transaction or competing offers for Cenovus or Husky which arise as a result of or in connection with the proposed Arrangement;

•	the accuracy of the pro forma financial and operational information of the combined company after the transaction;

•	the impacts of a changing risk profile and possible subjection to a credit rating review, which may result in a downgrade or negative outlook being assigned to the combined company;

•	the potential exposure to political, economic or social instability in certain jurisdictions in which the combined company will operate;

•	Cenovus and Husky will incur significant costs relating to the Arrangement, regardless of whether the Arrangement is completed or not completed;

•

the Arrangement Agreement could be terminated by either Party under certain circumstances, including as a result of the occurrence of a change, event, circumstance or development that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect on the Other Party;

•	if the Arrangement is not completed, either Party may be required to pay a termination amount to the Other Party in certain circumstances;

•	if the Arrangement is not completed, Husky Shareholders will not realize the anticipated benefits of the Arrangement and Husky’s future business and operations could be adversely affected;

•	if the Arrangement is not completed, Cenovus Common Shareholders will not realize the anticipated benefits of the Arrangement and Cenovus’s future business and operations could be adversely affected;

•

dilution and share price volatility, including a material decrease in the trading price of Cenovus Common Shares may occur which could result in a failure of the Arrangement on the basis of a Material Adverse Effect or could be sustained following the Effective Date;

•	litigation relating to the Arrangement may be commenced which may prevent, delay or give rise to significant costs or liabilities on the part of Cenovus or Husky;

•	changes in income or other tax Laws or actions taken by taxing authorities could have adverse implications on Cenovus, Husky or their respective securityholders;

•	the Parties may discover previously undisclosed liabilities following the Effective Date;

•	the focus of management’s time and attention on the Arrangement may detract from other aspects of the respective businesses of Cenovus and Husky;

•	the loss of key employees and the risk that the combined company may not be able to retain key employees of Cenovus or Husky following completion of the Arrangement in a timely manner or at all;

•	the combined company being unable to access the necessary sources of debt and equity capital on acceptable terms or at all;

•	the combined company’s ability to finance growth and sustaining capital expenditures;

•	the ability of the combined company to utilize and apply, or carry forward, tax losses and other tax attributes in the future;

•	the combined company’s operations near communities may cause such communities to regard its operations as being detrimental to them;

•	the combined company’s failure to reach net zero emissions in the expected timeframe;

•

a lack of adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system or storage capacity;

•

changes in the regulatory framework in any of the locations in which Cenovus or Husky operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the negative impact thereof and the costs associated with compliance;

•	discrepancies between actual and estimated production for the combined company;

•	increased costs, delays, suspensions and technical challenges associated with the construction of capital projects;

•

risk of loss and increased cost due to acts of war, terrorism, sabotage, civil disturbances, fires, explosions, blow-outs, equipment failures, transportation incidents, extreme weather events, technological changes and resource shortages, related to climate change or similar events;

•	the global economic climate;

•	competition, and the effects of competition and pricing pressures;

•	industry overcapacity;

•	the speculative nature of the oil and gas industry, including risks and uncertainties involving the geology and geophysics of oil and gas exploration and production;

•	operational risks in exploring for, developing and producing crude oil, natural gas and NGLs;

•

a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses;

•	the extent to which COVID-19 impacts the global economy and harms commodity prices;

•

the extent to which COVID-19 and fluctuations in commodity prices associated with COVID-19 impacts Husky, Cenovus or the combined company, their results of operations and financial condition, all of which will depend on future developments that are highly uncertain and difficult to predict, including, but not limited to the duration and spread of the pandemic, its severity, the actions taken to contain COVID-19 or treat its impact and how quickly economic activity normalizes; and

•	the success of Husky, Cenovus or the combined company’s COVID-19 workplace policies.

With regard to the forward-looking statements in Husky’s and Cenovus’s documents incorporated by reference herein, please refer to the forward-looking statements advisories in such documents in respect of the forward-looking statements contained therein, the assumptions upon which they are based and the risk factors in respect of such forward-looking statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. Events or circumstances could cause the actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. The forward-looking statements contained in this Information Circular and in the documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as required by Law, neither Husky nor Cenovus undertakes any obligation to publicly update or revise any forward-looking statements.

Readers should also carefully consider the matters discussed under the headings “Risk Factors”, “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations” and other risks described elsewhere in this Information Circular and in the documents incorporated by reference herein as they may cause the actual results to differ materially from the forward-looking statements, including Appendices M and N, the Husky AIF, the Cenovus AIF, the Husky Annual MD&A, the Cenovus Annual MD&A, the Husky Interim MD&A and the Cenovus Interim MD&A, each of which is incorporated by reference herein. Additional information on these and other factors that could affect the operations or financial results of Husky or Cenovus are included in documents on file with Applicable Canadian Securities Administrators and may be accessed on Husky’s and Cenovus’s respective issuer profiles through the SEDAR website (www.sedar.com). Such documents, unless expressly incorporated by reference herein, do not form part of this Information Circular.

ADVISORY REGARDING OIL AND GAS INFORMATION

The reserves information contained in this Information Circular has been prepared in accordance with NI 51-101. Listed below are cautionary statements that are specifically required by NI 51-101:

•

The terms “boe” and “mcfe” may be misleading, particularly if used in isolation. A boe conversion rate of six thousand cubic feet of natural gas per barrel of oil (6 mcf:1 bbl) and an mcfe conversion rate of one barrel of oil per six thousand cubic feet of natural gas (1 bbl:6 mcf) are each based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from an energy equivalency of 6:1, utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

•

The estimates of reserves of Cenovus were prepared effective December 31, 2019 by independent qualified reserves evaluators, based on the COGE Handbook and in compliance with the requirements of NI 51-101. Estimates are presented using an average of three independent qualified reserves evaluator January 1, 2020 price forecasts.

•

The estimates of reserves of Husky were prepared effective December 31, 2019 by internal qualified reserves evaluators in accordance with the COGE Handbook, were audited and reviewed by Sproule, an independent qualified reserves auditor, and represent the company’s working interest share. Historical Husky production volumes provided are gross, which represents Husky’s working interest share before deduction of royalties.

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This information circular contains certain pro forma reserves and production information for Cenovus after giving effect to the Arrangement for the year ended December 31, 2019 as set forth in “Pro Forma Information Concerning the Combined Company”. The pro forma reserves information presented in this Information Circular is based on the Cenovus Reserves Reports and the Husky Reserves Disclosure, which are presented for informational purposes only. The pro forma reserves information presented herein is based on the estimates of reserves of Cenovus and Husky, respectively, prepared effective December 31, 2019 in accordance with NI 51-101. Cenovus and Husky did not construct a consolidated reserves report of the combined assets of Cenovus and Husky, and did not engage an independent reserves evaluator to produce such a report in accordance with NI 51-101. Cenovus and Husky employ different methodologies to estimate their reserves information which differences include, but are not limited to, assumptions regarding forecast prices and costs. As a result, the actual reserves of the combined company, if calculated as of December 31, 2019 by an independent reserves evaluator in accordance with NI 51-101, may differ from the reserves information presented in this Information Circular for a number of reasons, and such differences may be material. The reserves information should be read in conjunction with the Cenovus AIF and Husky AIF, each of which is incorporated by reference in this Information Circular. See Appendix M – “Information Concerning Husky Energy Inc.” and Appendix N – “Information Concerning Cenovus Energy Inc.”.

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Readers are cautioned that the term proved plus probable reserves life index may be misleading, particularly if used in isolation. Cenovus calculates “proved plus probable reserves life index”, as presented in this Information Circular, as Total Proved Plus Probable Reserves as at December 31, 2019 divided by Average Daily Production for the year ended December 31, 2019. This measure is used for consistency with other oil and gas companies and does not reflect the actual life of the reserves.

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The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed herein may not be comparable to U.S. standards. The SEC requires U.S. oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others, but permits the optional disclosure of probable and possible reserves.

INFORMATION FOR BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of such shareholders do not hold Husky Shares or Cenovus Common Shares in their own name. Beneficial Holders should note that only proxies deposited by shareholders whose names appear on the records of the registrar and transfer agent for Husky or Cenovus, as applicable, as the registered holders of shares can be recognized and acted upon at the Meetings, as applicable. If shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in a holder’s name on the records of Husky or Cenovus. Such shares will most likely be registered in the name of the holder’s broker or an agent of the broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. Beneficial Holders should therefore ensure that instructions regarding the voting of their shares are properly communicated to the appropriate Person or that the shares are duly registered in their name well in advance of the applicable Meeting.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Holders in order to ensure that their shares are voted at the applicable Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to a registered shareholder. However, its purpose is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable Voting Instruction Form in lieu of the applicable form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form by mail or facsimile. Alternatively, the Beneficial Holder can call a toll-free telephone number or access the internet to vote the shares held by the Beneficial Holder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the applicable Meeting. A Beneficial Holder receiving a form of proxy or Voting Instruction Form from its broker or other intermediary (or an agent or nominee of such broker or other intermediary) cannot use that form to vote shares directly at the applicable Meeting. Voting instructions must be communicated to the broker, intermediary, agent or nominee (in accordance with the instructions provided by it or on its behalf) well in advance of the applicable Meeting in order to have the shares to which such instructions relate voted at the applicable Meeting.

If you are a Beneficial Holder and wish to vote at the applicable Meeting, you must insert your own name in the space provided on the Voting Instruction Form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below in Step 2. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions on accessing and voting at the applicable virtual Meetings under the heading “General Proxy Matters – Husky – How to Participate at the Husky Meeting” and “General Proxy Matters – Cenovus – How to Participate at the Cenovus Meeting”.

Registering your proxyholder is an additional step to be completed AFTER you have submitted the Voting Instruction Form. Failure to register the proxyholder will result in the proxyholder not receiving a Username that is required to vote at the applicable Meeting.

Step 1: Submit the Voting Instruction Form: To appoint someone other than the individuals named in the Voting Instruction Form as proxyholder, insert that person’s name in the blank space provided in the Voting Instruction Form (if permitted) and follow the instructions for submitting such Voting Instruction Form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted the Voting Instruction Form.

If you are a Beneficial Holder located in the United States and wish to vote at the applicable Meeting or, if permitted, appoint a third party as your proxyholder, you must additionally obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form sent to you or contact your intermediary to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered Husky Shareholders or non-registered Cenovus Common Shareholders located in the United States that wish to vote at the applicable Meeting or, if permitted, appoint third parties as their proxyholders must be sent by e-mail or by courier to:

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in the case of a beneficial Husky Shareholder: uslegalproxy@computershare.com (if by e-mail); or Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the Husky Proxy Deadline; or

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in the case of a beneficial Cenovus Common Shareholder: uslegalproxy@computershare.com (if by e-mail); or Computershare Investor Services, Inc., Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the Cenovus Proxy Deadline.

Step 2: Register your proxyholder: To register a third-party proxyholder, you must:

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in the case of a beneficial Husky Shareholder: visit http://www.computershare.com/HuskyEnergy by the Husky Proxy Deadline and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a Username via email; or

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in the case of a beneficial Cenovus Common Shareholder: visit https://www.computershare.com/CenovusEnergy by the Cenovus Proxy Deadline and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a Username via email.

WITHOUT A USERNAME, PROXYHOLDERS WILL NOT BE ABLE TO VOTE AT THE APPLICABLE MEETING BUT WILL BE ABLE TO PARTICIPATE AS GUESTS.

Husky Shareholders who do not hold their Husky Shares in their own name should also instruct their broker or other intermediary to complete the Husky Common Shareholder Letter of Transmittal or Husky Preferred Shareholder Letter of Transmittal, as applicable, regarding the Arrangement with respect to such holder’s Husky Shares in order to receive the consideration issuable pursuant to the Arrangement in exchange for such holder’s Husky Shares.

SUMMARY

This Summary is qualified in its entirety by the more detailed information appearing elsewhere in this Information Circular, including the Appendices hereto. Terms with initial capital letters in this Summary are defined in the Glossary of Terms set out elsewhere in this Information Circular.

The Arrangement

On October 24, 2020, Husky and Cenovus agreed to the definitive terms of a transaction to combine the two companies pursuant to the terms and conditions of the Arrangement Agreement. Pursuant to the Arrangement Agreement, Cenovus has agreed to acquire all of the issued and outstanding Husky Common Shares under a court-approved Plan of Arrangement in accordance with the provisions of the ABCA. If completed, the Arrangement will result in Cenovus acquiring all of the Husky Common Shares. Pursuant to the Arrangement, a portion of the Husky Common Shares held by each Husky Common Shareholder will be exchanged for Cenovus Warrants and the remaining portion of the Husky Common Shares will be exchanged for Cenovus Common Shares, such that, in aggregate, each Husky Common Shareholder will receive 0.7845 of a Cenovus Common Share and 0.0651 of a Cenovus Warrant in respect of each Husky Common Share held. Each whole Cenovus Warrant will entitle the holder thereof to acquire one Cenovus Common Share upon payment in full of the exercise price of $6.54 per Cenovus Common Share at any time up to 60 months following completion of the Arrangement. Pursuant to the Plan of Arrangement, all outstanding Husky Options will be exchanged for Cenovus Replacement Options. If the Arrangement is completed, Husky Optionholders will receive Cenovus Replacement Options to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of a Husky Optionholder’s Husky Options immediately prior to the Effective Time, multiplied by 0.7845, with an exercise price per Cenovus Common Share equal to the exercise price per share of a Husky Option immediately prior to the Effective Time divided by 0.7845 and rounded up to the nearest whole cent.

Additionally, if the Preferred Shareholder Resolution is approved at the Husky Meeting and the Preferred Share Condition is otherwise satisfied, the Husky Preferred Shareholders will exchange their Husky Preferred Shares for Cenovus Preferred Shares having substantially identical terms to each series of Husky Preferred Shares. See “Pro Forma Information Concerning the Combined Company – Description of Share Capital of the Combined Company – Cenovus Preferred Shares”.

Former Husky Common Shareholders are expected to own approximately 39% of the combined company immediately after completion of the Arrangement (or 41% on a partially-diluted basis assuming the exercise of all Cenovus Warrants issued pursuant to the Arrangement). Current Cenovus Common Shareholders are expected to own approximately 61% of the combined company immediately after completion of the Arrangement (or 59% on a partially-diluted basis assuming the exercise of all Cenovus Warrants issued pursuant to the Arrangement).

Following completion of the Arrangement, Alex J. Pourbaix, the current President & Chief Executive Officer of Cenovus, will serve as President & Chief Executive Officer of the combined company. Further, Jeffrey R. Hart, the current Chief Financial Officer of Husky, will serve as Executive Vice-President & Chief Financial Officer of the combined company, and Jonathan M. McKenzie, the current Executive Vice-President & Chief Financial Officer of Cenovus, will serve as Executive Vice-President & Chief Operating Officer of the combined company. Keith A. MacPhail, the current Chair of the Cenovus Board, will serve as Independent Board Chair of the combined company. The remainder of senior management will be selected from each of Cenovus and Husky and named prior to the completion of the Arrangement.

The board of directors of the combined company following completion of the Arrangement will consist of eight members of the current Cenovus Board, including Keith A. MacPhail (as Independent Board Chair) and Alex J. Pourbaix, with Keith M. Casey, Jane E. Kinney, Harold N. Kvisle, Richard J. Marcogliese, Claude Mongeau, and Rhonda I. Zygocki expected to continue as members of the combined company’s board of directors, and four members of the current Husky Board, with Canning K. N. Fok, Eva L. Kwok, Wayne E. Shaw and Frank J. Sixt being the members expected to join the combined company’s board of directors.

See “Effect of the Arrangement”.

Husky Energy Inc.

Husky is a Canadian based, publicly held international integrated energy company headquartered in Calgary, Alberta and governed by the ABCA.

Husky’s business is organized under two business segments: (i) an integrated Canada-U.S. upstream and downstream corridor (the “Integrated Corridor”); and (ii) production located offshore the east coast of Canada (“Atlantic”) and offshore China and Indonesia (“Asia Pacific” and, collectively with Atlantic, “Offshore”).

Husky Shares

Husky is a reporting issuer or the equivalent under the securities laws of each of the provinces of Canada. The Husky Common Shares and the Husky Series 1 Preferred Shares, Husky Series 2 Preferred Shares, Husky Series 3 Preferred Shares, Husky Series 5 Preferred Shares and Husky Series 7 Preferred Shares are each listed and posted for trading on the TSX under the symbols “HSE”, “HSE.PR.A”, “HSE.PR.B”, “HSE.PR.C”, “HSE.PR.E” and “HSE.PR.G”, respectively.

Pursuant to the Arrangement, all of the Husky Common Shares will be acquired by Cenovus and all of the Husky Preferred Shares will be exchanged by Cenovus for the Cenovus Preferred Shares. Following completion of the Arrangement, it is anticipated that the Husky Common Shares will be delisted from the TSX. If the Preferred Share Condition is satisfied and the Husky Preferred Shares are exchanged for Cenovus Preferred Shares, it is anticipated that the Listed Preferred Shares will be delisted from the TSX.

The head, principal and registered office of Husky is located at 707 – 8th Avenue S.W., Calgary, Alberta T2P 1H5.

See Appendix M – “Information Concerning Husky Energy Inc.”.

Cenovus Energy Inc.

Cenovus is an integrated oil and natural gas company headquartered in Calgary, Alberta and governed by the CBCA. Cenovus is in the business of developing, producing and marketing crude oil, natural gas and NGLs in Canada, and also conducts marketing activities and owns refining interests in the United States. All of Cenovus’s oil and natural gas reserves and production are located in Canada, within the provinces of Alberta and British Columbia.

Cenovus is a reporting issuer or the equivalent under the securities laws of each of the provinces and territories of Canada. The Cenovus Common Shares are listed and posted for trading on the TSX and NYSE under the symbol “CVE”.

The head, principal and registered office of Cenovus is located at 4100, 225 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 1N2.

See Appendix N – “Information Concerning Cenovus Energy Inc.”.

The Husky Meeting

The Husky Meeting will be held at 9:00 a.m. (Calgary time) on December 15, 2020, in a virtual-only format that will be conducted via live webcast accessible at https://web.lumiagm.com/459526828, for the purposes set forth in the accompanying applicable notice of meeting. The business of the Husky Meeting will be for Husky Common Shareholders and Husky Optionholders to consider and vote on the Arrangement Resolution and for Husky Preferred Shareholders to consider and vote on the Preferred Shareholder Resolution. See “The Arrangement”, “Effect of the Arrangement” and “Matters to be Considered at the Husky Meeting”.

The Husky Record Date for determining Husky Common Shareholders, Husky Preferred Shareholders and Husky Optionholders entitled to receive notice of, and to vote at, the Husky Meeting is the close of business on November 9, 2020. Only Husky Shareholders and Husky Optionholders of record as at the Husky Record Date are entitled to receive notice of the Husky Meeting. Husky Shareholders and Husky Optionholders of record will be entitled to vote those Husky Common Shares, Husky Preferred Shares or Husky Options, as applicable, included in the list of Husky Common Shareholders, Husky Preferred Shareholders or Husky Optionholders, as applicable, prepared as at the Husky Record Date. If a Husky Shareholder transfers Husky Shares after the Husky Record Date and the transferee of those Husky Shares, having produced properly endorsed certificates evidencing such Husky Shares or having otherwise established that the transferee owns such Husky Shares, demands, at least 10 days before the Husky Meeting, that the transferee’s name be included in the list of Husky Common Shareholders or Husky Preferred Shareholders, as applicable, entitled to vote at the Husky Meeting, such transferee shall be entitled to vote such Husky Common Shares or Husky Preferred Shares, as applicable, on the applicable resolution at the Husky Meeting. See “General Proxy Matters – Husky”.

The Cenovus Meeting

The Cenovus Meeting will be held at 1:00 p.m. (Calgary time) on December 15, 2020, in a virtual-only format that will be conducted via live webcast accessible at https://web.lumiagm.com/418831959, for the purposes set forth in the accompanying applicable notice of meeting. The business of the Cenovus Meeting will be to consider and vote on the Share Issuance Resolution. See “Matters to be Considered at the Cenovus Meeting”.

The Cenovus Record Date for determining Cenovus Common Shareholders entitled to receive notice of, and to vote at, the Cenovus Meeting is the close of business on November 9, 2020. Only Cenovus Common Shareholders of record as at the Cenovus Record Date are entitled to receive notice of the Cenovus Meeting. Cenovus Common Shareholders of record will be entitled to vote those Cenovus

Common Shares included in the list of Cenovus Common Shareholders prepared as at the Cenovus Record Date. See “General Proxy Matters – Cenovus”.

See “The Arrangement – Details of the Arrangement”.

Background to the Arrangement

The terms of the Arrangement are the result of arm’s length negotiations between representatives of Husky, each Supporting Husky Shareholder and Cenovus, and their respective financial and legal advisors. The Information Circular contains a summary of the events leading up to the negotiation of the Arrangement Agreement and the meetings, negotiations, discussions and actions by the Parties, their respective boards of directors and senior management teams and the Supporting Husky Shareholders that preceded the execution and public announcement of the Arrangement Agreement. See “The Arrangement – Background to the Arrangement”.

Arrangement Agreement

The obligations of Husky and Cenovus to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement. These conditions include, among others, approval of the Arrangement Resolution by the Husky Common Shareholders, and the Husky Common Shareholders and Husky Optionholders, voting together as a single class; approval of the Share Issuance Resolution by the Cenovus Common Shareholders; conditional approval or approval of the TSX and the NYSE, respectively, for the listing of the Cenovus Common Shares and the Cenovus Warrants issuable pursuant to the Arrangement and the Cenovus Common Shares issuable upon exercise of the Cenovus Warrants and conditional approval of the TSX for the listing of the Cenovus Preferred Shares issuable pursuant to the Arrangement (if applicable); Court approval and receipt of all Key Regulatory Approvals. Upon all the conditions being satisfied or waived, Husky is required to file the Articles of Arrangement with the Registrar in order to give effect to the Arrangement.

Approval of the Preferred Shareholder Resolution is not required in order to complete the Arrangement. If the Husky Preferred Shareholders do not approve the Preferred Shareholder Resolution at the Husky Meeting (or if the Preferred Shareholder Resolution is approved and the Preferred Share Condition is not otherwise satisfied), and both the Share Issuance Resolution and the Arrangement Resolution are approved at their respective meetings, the Husky Preferred Shares will not be exchanged for Cenovus Preferred Shares pursuant to the Plan of Arrangement and will remain outstanding in a subsidiary of Cenovus following completion of the Arrangement and listed on the TSX.

In addition to certain covenants, representations and warranties made by each of Husky and Cenovus in the Arrangement Agreement, each Party has provided certain non-solicitation covenants, subject to the right of the Husky Board and the Cenovus Board to, prior to obtaining the approval of the Husky Common Shareholders of the Arrangement Resolution (in the case of Husky) or prior to obtaining the approval of the Cenovus Common Shareholders of the Share Issuance Resolution (in the case of Cenovus), as applicable, respond to an Acquisition Proposal that constitutes or would reasonably be excepted to constitute or lead to a Superior Proposal, and the right of Cenovus to match any such Superior Proposal within five Business Days.

In the event of the termination of the Arrangement Agreement as a result of a Cenovus Disposition Event, including where: (a) the Husky Board (or any committee thereof) has withdrawn, modified, qualified or changed its recommendations or determinations with respect to the Arrangement in a manner adverse to Cenovus and the Arrangement Agreement is terminated by Cenovus; or (b) Husky enters into a definitive agreement with respect to a Superior Proposal and the Arrangement Agreement is terminated by Husky, Husky has agreed to pay to Cenovus a termination amount in the amount of $150 million in consideration for the disposition of Cenovus’s rights under the Arrangement Agreement. In the event of the termination of the Arrangement Agreement as a result of a Husky Disposition Event, including where: (a) the Cenovus Board has withdrawn, modified, qualified or changed its recommendations or determinations with respect to the Arrangement in a manner adverse to Husky and the Arrangement Agreement is terminated by Husky; or (b) Cenovus enters into a definitive agreement with respect to a Superior Proposal and the Arrangement Agreement is terminated by Cenovus, Cenovus has agreed to pay to Husky a termination amount in the amount of $240 million in consideration for the disposition of Husky’s rights under the Arrangement Agreement.

The Arrangement Agreement may be terminated by mutual written consent of Cenovus and Husky and by either Party in certain circumstances as more particularly set forth in the Arrangement Agreement. Subject to certain limitations, either Party may also terminate the Arrangement Agreement if the Arrangement is not consummated by May 31, 2021; or by August 31, 2021 if the Key Regulatory Approvals have not been received by May 31, 2021.

The above is a summary of certain terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, which is attached as Appendix D to this Information Circular, and to the more detailed summary contained elsewhere in this Information Circular.

See “Effect of the Arrangement – The Arrangement Agreement” and Appendix D for a copy of the Arrangement Agreement.

Reasons for the Arrangement

Husky Board

In determining that the Arrangement is in the best interests of Husky and that the Arrangement is fair to the Husky Shareholders, and in recommending to Husky Shareholders and Husky Optionholders that they approve the Arrangement, the Husky Board considered and relied upon a number of factors, including, among others, the following:

Highly Complementary Integrated and Diversified Portfolio

The assets of the combined company will result in a more diversified geographic and product portfolio supporting stability of cash flow and opportunities for enhanced free funds flow. The combined company will unlock market opportunities by uniting high-quality and low-cost oil sands and heavy oil assets with extensive midstream and downstream infrastructure providing ability to optimize margin capture across the heavy oil value chain. The transaction will result in processing capacity and egress out of Alberta for the majority of the combined company’s oil sands and heavy oil production, positioning low exposure to Alberta oil pricing while maintaining healthy exposure to global commodity prices. Cash flow stability of the combined entity will be further underpinned by the global exposure of Husky’s offshore Asia Pacific natural gas production interests, which currently generate approximately $1 billion in annual free funds flow through sales largely under long-term contracts.

The combined company will be the third largest Canadian-based oil and natural gas producer, with approximately 750,000 boe/d of low-cost oil and natural gas production. It will be the second largest Canadian-based refiner and upgrader, with total North American upgrading and refining capacity of approximately 660,000 bbls/d, which includes approximately 350,000 bbls/d of heavy oil conversion capacity. The combined company will have approximately 265,000 bbls/d of current takeaway capacity out of Alberta on existing major pipelines and approximately 305,000 bbls/d of committed capacity on planned pipelines. In addition, it will have approximately 16 million barrels of crude oil storage capacity and crude-by-rail assets providing approximately 120,000 bbls/d takeaway optionality.

Annual Corporate and Operating Synergies and Improved Capital Allocation Opportunities

An estimated $1.2 billion of incremental annual free funds flow, including approximately $600 million in annual corporate and operating synergies and approximately $600 million in annual sustaining capital allocation synergies, are achievable independent of commodity prices. The approximately $600 million in annual corporate and operating cost synergies are expected through material reductions in combined workforce and corporate overhead costs, including streamlined IT systems and procurement savings through economies of scale. Immediate efficiencies are also expected by implementing best practices from each company, including applying Cenovus’s operating expertise to Husky’s oil sands assets, leveraging the increased portfolio’s scale in the Deep Basin and pursuing commercial and contract-related efficiencies on midstream marketing and blending opportunities. The vast majority of the annual savings are expected to be achieved in the first year of combined operations, with the full amount of the annual run rate synergies anticipated within year two. Over the longer term, Cenovus and Husky anticipate additional cost savings and margin enhancements based on further physical integration, including connecting upstream assets with the upgrading complex at Lloydminster, Saskatchewan, storage and blending operations at Hardisty, Alberta and the large U.S. refining assets in PADD 2 and PADD 3. The integration of Cenovus’s upstream assets with Husky’s downstream and midstream portfolio is expected to also shorten the value chain and reduce condensate costs associated with heavy oil transportation over the longer term. These longer term anticipated synergies are not included in the estimated $1.2 billion annual synergies anticipated in the first two years of combined operations.

Enhanced Free Funds Flow Generation and Investment Grade Metrics

The combined company is expected to be free funds flow breakeven in 2021 at WTI prices of approximately US$36.00/bbl, and expects to reduce free funds flow breakeven to less than WTI US$33.00/bbl by 2023, which is lower than either company on a standalone basis. The combined company’s priority will be to maximize free funds flow by focusing investments on sustaining capital expenditures. Based on the assumptions contained in this Information Circular, free funds flow generation will position the combined company to achieve a Net Debt to Adjusted EBITDA target of less than 2.0 times by 2022, without the need for asset dispositions. With the combined company’s low free funds flow breakeven threshold, the combined company will offer an accelerated deleveraging capability relative to either company on a standalone basis.

The resulting low funds flow volatility, breakeven price and corporate sustaining costs of the combined company supports an investment grade credit profile and a lower cost of capital through the commodity price cycle. Based on the assumptions contained in this Information Circular, the combined company is expected to have ample current liquidity with $8.5 billion in undrawn committed credit facilities and no bond maturities until 2022. Furthermore, the estimated $1.2 billion of incremental annual free funds flow from identified near-term synergies is expected to accelerate balance sheet deleveraging.

After achieving its balance sheet objectives, the combined company’s free funds flow profile is expected to enable sustainable growth in shareholder distributions and a returns-focused organic capital investment program with residual free funds flow. Following completion of the Arrangement, Cenovus and Husky anticipate approval by the board of directors of the combined company of a quarterly dividend of $0.0175 per share.

Increased Scale

The size of the combined company is expected to allow it to leverage increased economies of scale to better compete in an increasingly consolidated energy industry.

The combined company is expected to sustain production levels of approximately 750,000 boe/d. The anticipated annual sustaining capital requirements to support the combined company’s upstream production and downstream operations is approximately $2.4 billion, a reduction of more than $600 million per year compared to the two companies on a standalone basis. Furthermore, the combined company’s expanded portfolio is expected to enable more efficient, returns-focused capital allocation. With an estimated proved plus probable reserves life index of approximately 33 years, consisting mostly of low-cost reserves, the combination is expected to result in reduced re-investment risk to sustain production at current levels.

Uncompromising Commitment to Safety and ESG Leadership

Cenovus’s and Husky’s commitments to world-class safety performance and environmental, social and governance (ESG) leadership will remain core to the combined company. This will include ambitious ESG targets, robust management systems and transparent performance reporting. The combined company will continue working to earn a position as a global energy supplier of choice by advancing clean technology and reducing emissions intensity. This includes maintaining the ambition established by each company of achieving net zero emissions by 2050. The combined company will also make it a priority to continue building upon the strong local community relationships already established by both Cenovus and Husky, with a focus on Indigenous economic reconciliation. Striking the right balance among environmental, economic and social considerations will continue to be central to the combined company’s strategy of creating long-term value and business resilience.

The targets that each of Cenovus and Husky released earlier this year for key ESG focus areas are the products of robust processes to ensure alignment with the companies’ business plans and strategies. Leading safety practices, strong governance and advancing diversity and inclusion will remain central to the combined company’s ESG commitments.

Consideration of Alternatives

The Husky Board carefully considered current industry, economic and market conditions and outlooks, including prevailing commodity prices and their expectations of the future prospects of the businesses in which Husky and Cenovus operate, as well as the impact of the Arrangement on affected stakeholders. In light of the risks and potential benefits associated with Husky continuing to execute its business and strategic plan as a standalone entity, as opposed to the Arrangement or other potential transactions which may offer increased stakeholder value, the Husky Board determined that the combined company will be better positioned to pursue a value maximizing strategy as a result of the anticipated benefits of the Arrangement.

Strong Leadership Team

Management responsibilities within the combined company will be allocated among a proven management team reflecting the strengths of both organizations, with a track record of strong safety performance, operational excellence and cost and capital discipline, along with upstream, downstream and midstream expertise. Following completion of the Arrangement, Alex J. Pourbaix, the current President & Chief Executive Officer of Cenovus, will serve as President & Chief Executive Officer of the combined company. Further, Jeffrey R. Hart, the current Chief Financial Officer of Husky, will serve as Executive Vice-President & Chief Financial Officer of the combined company, and Jonathan M. McKenzie, the current Executive Vice-President & Chief Financial Officer of Cenovus, will serve as Executive Vice-President & Chief Operating Officer of the combined company. Keith A. MacPhail, the current Chair of the Cenovus Board, will serve as Independent Board Chair of the combined company. The remainder of senior management will be selected from each of Cenovus and Husky and named prior to the completion of the Arrangement.

Premium

The Consideration, being the number of Cenovus Common Shares and Cenovus Warrants being offered to Husky Common Shareholders in respect of the Husky Common Shares, implies a premium for Husky Common Shareholders as of the date of the announcement of the Arrangement Agreement. On October 25, 2020, the date of the announcement of the transaction, the Consideration to be received by Husky Common Shareholders represented a premium of 21% to the five-day volume weighted average price of the Husky Common Shares on the TSX on October 23, 2020 (excluding the Cenovus Warrants) and a premium of approximately 23% to the closing price of the Husky Common Shares on the TSX on October 23, 2020 (with an implied price of $3.90 per Husky Common Share and including the Cenovus Warrants).

Significant Shareholder Support

In considering the Arrangement, the Husky Board was aware of the views of a number of its largest shareholders which were supportive of Husky engaging in M&A activity. The Arrangement is supported by Hutchison Whampoa Europe Investments S.à r.l. and L.F.

Investments S.à r.l., the Supporting Husky Shareholders, which hold approximately 40.19% and 29.32%, respectively, of the issued and outstanding Husky Common Shares. Each Supporting Husky Shareholder has entered into a separate hard lock-up agreement with Cenovus, pursuant to which such Supporting Husky Shareholder has irrevocably agreed to vote in favour of the Arrangement at the Husky Meeting, except in limited circumstances. See “Effect of the Arrangement – Support Agreements”.

Husky Fairness Opinions

The Husky Board considered the Goldman Sachs Fairness Opinion and the CIBC Common Shareholder Fairness Opinion, each to the effect that, as of October 24, 2020 and October 23, 2020, respectively, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by Husky Common Shareholders was fair, from a financial point of view, to the Husky Common Shareholders, taking into account the independence of Goldman Sachs and CIBC Capital Markets, as applicable, and the compensation payable to Goldman Sachs and CIBC Capital Markets, as applicable, upon completion of the Arrangement.

The Husky Board also considered the CIBC Preferred Shareholder Fairness Opinion to the effect that, as of October 23, 2020, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Husky Preferred Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Husky Preferred Shareholders, taking into account the independence of CIBC Capital Markets and the compensation payable to CIBC Capital Markets upon completion of the Arrangement.

Tax Considerations

The Arrangement is structured in a way so that Husky Shareholders will generally be entitled to an automatic tax deferral for Canadian federal income tax purposes for the portion of their Husky Common Shares or for their Husky Preferred Shares, as applicable, which are exchanged for Cenovus Common Shares or Cenovus Preferred Shares, as the case may be, pursuant to the Arrangement. Husky Shareholders who do not wish to benefit from the tax deferral are also entitled to elect out of such treatment on their tax returns. See the discussion under the section “Certain Canadian Federal Income Tax Considerations” for further information.

Termination Protections

The appropriateness of the ability of Husky to terminate the Arrangement Agreement and receive the Husky Termination Amount payable from Cenovus to Husky, as consideration for the disposition by Husky of its rights under the Arrangement Agreement, in certain circumstances, including in the event that: (a) the Cenovus Board fails to unanimously recommend that Cenovus Common Shareholders vote in favour of the Share Issuance Resolution and the Arrangement Agreement is terminated by Husky; (b) Cenovus accepts a Superior Proposal; or (c) the Arrangement Agreement is terminated because the Cenovus Common Shareholders do not approve the Share Issuance Resolution where prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Cenovus has been announced, proposed, disclosed, offered or made and, within 12 months following the date of such termination, the Cenovus Board recommends an Acquisition Proposal, the Cenovus Board enters into a definitive agreement in respect of any Acquisition proposal, or Cenovus consummates any transaction in respect of an Acquisition Proposal.

Definitive Agreement Terms and Conditions

The fact that the Arrangement Agreement was the result of a comprehensive negotiation process with Cenovus and includes terms and conditions that are reasonable in the judgment of the Husky Board. The Husky Board also believes that the “deal protection” provisions in the Arrangement Agreement are reasonable in the circumstances and were negotiated at length with Cenovus in conjunction with the consideration of the other terms and conditions of the Arrangement, including the Consideration and related premium to the trading price of Husky Common Shares.

Equal Treatment of Husky Common Shareholders

The fact that the terms of the Arrangement do not provide any Husky Common Shareholder with a “collateral benefit” within the meaning of MI 61-101 and provide all Husky Shareholders with identical consideration for their Husky Common Shares.

The information and factors described above and considered by the Husky Board in reaching its determinations and making its approvals are not intended to be exhaustive but include material factors considered by the Husky Board. In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the Husky Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Husky Board may have given different weight to different factors.

See “The Arrangement – Reasons for the Arrangement – Husky Board” and “The Arrangement – Recommendation of the Husky Board”.

Cenovus Board

In determining that the Arrangement is in the best interests of Cenovus and that the consideration to be paid by Cenovus pursuant to the Arrangement is fair, from a financial point of view, to Cenovus, and in recommending to Cenovus Common Shareholders that they approve the Share Issuance Resolution, the Cenovus Board considered and relied upon a number of factors, including, among others, the following:

Highly Complementary Integrated and Diversified Portfolio

The assets of the combined company will result in a more diversified geographic and product portfolio supporting stability of cash flow and opportunities for enhanced free funds flow. The combined company will unlock market opportunities by uniting high-quality and low-cost oil sands and heavy oil assets with extensive midstream and downstream infrastructure providing ability to optimize margin capture across the heavy oil value chain. The transaction will result in processing capacity and egress out of Alberta for the majority of the combined company’s oil sands and heavy oil production, positioning low exposure to Alberta oil pricing while maintaining healthy exposure to global commodity prices. Cash flow stability of the combined entity will be further underpinned by the global exposure of Husky’s offshore Asia Pacific natural gas production interests, which currently generate approximately $1 billion in annual free funds flow through sales largely under long-term contracts.

The combined company will be the third largest Canadian-based oil and natural gas producer, with approximately 750,000 boe/d of low-cost oil and natural gas production. It will be the second largest Canadian-based refiner and upgrader, with total North American upgrading and refining capacity of approximately 660,000 bbls/d, which includes approximately 350,000 bbls/d of heavy oil conversion capacity. The combined company will have approximately 265,000 bbls/d of current takeaway capacity out of Alberta on existing major pipelines and approximately 305,000 bbls/d of committed capacity on planned pipelines. In addition, it will have approximately 16 million barrels of crude oil storage capacity and crude-by-rail assets providing approximately 120,000 bbls/d takeaway optionality.

Annual Corporate and Operating Synergies and Improved Capital Allocation Opportunities

An estimated $1.2 billion of incremental annual free funds flow, including approximately $600 million in annual corporate and operating synergies and approximately $600 million in annual sustaining capital allocation synergies, are achievable independent of commodity prices. The approximately $600 million in annual corporate and operating cost synergies are expected through material reductions in combined workforce and corporate overhead costs, including streamlined IT systems and procurement savings through economies of scale. Immediate efficiencies are also expected by implementing best practices from each company, including applying Cenovus’s operating expertise to Husky’s oil sands assets, leveraging the increased portfolio’s scale in the Deep Basin and pursuing commercial and contract-related efficiencies on midstream marketing and blending opportunities. The vast majority of the annual savings are expected to be achieved in the first year of combined operations, with the full amount of the annual run rate synergies anticipated within year two. Over the longer term, Cenovus and Husky anticipate additional cost savings and margin enhancements based on further physical integration, including through connecting upstream assets with the upgrading complex at Lloydminster, Saskatchewan, storage and blending operations at Hardisty, Alberta and the large U.S. refining assets in PADD 2 and PADD 3. The integration of Cenovus’s upstream assets with Husky’s downstream and midstream portfolio is expected to also shorten the value chain and reduce condensate costs associated with heavy oil transportation over the longer term. These longer term anticipated synergies are not included in the estimated $1.2 billion annual synergies anticipated in the first two years of combined operations.

Enhanced Free Funds Flow Generation and Investment Grade Metrics

The combined company is expected to be free funds flow breakeven in 2021 at WTI prices of approximately US$36.00/bbl, and expects to reduce free funds flow breakeven to less than WTI US$33.00/bbl by 2023, which is lower than either company on a standalone basis. The combined company’s priority will be to maximize free funds flow by focusing investments on sustaining capital expenditures. Based on the assumptions contained in this Information Circular, free funds flow generation will position the combined company to achieve a Net Debt to Adjusted EBITDA target of less than 2.0 times by 2022, without the need for asset dispositions. With the combined company’s low free funds flow breakeven threshold, the combined company will offer an accelerated deleveraging capability relative to either company on a standalone basis.

The resulting low funds flow volatility, breakeven price and corporate sustaining costs of the combined company supports an investment grade credit profile and a lower cost of capital through the commodity price cycle. Based on the assumptions contained in this Information Circular, the combined company is expected to have ample current liquidity with $8.5 billion in undrawn committed credit facilities and no bond maturities until 2022. Furthermore, the estimated $1.2 billion of incremental annual free funds flow from identified near-term synergies is expected to accelerate balance sheet deleveraging.

After achieving its balance sheet objectives, the combined company’s free funds flow profile is expected to enable sustainable growth in shareholder distributions and a returns-focused organic capital investment program with residual free funds flow. Following completion of the Arrangement, Cenovus and Husky anticipate approval by the board of directors of the combined company of a quarterly dividend of $0.0175 per share.

Increased Scale

The size of the combined company is expected to allow it to leverage increased economies of scale to better compete in an increasingly consolidated energy industry.

The combined company is expected to sustain production levels of approximately 750,000 boe/d. The anticipated annual sustaining capital requirements to support the combined company’s upstream production and downstream operations is approximately $2.4 billion, a reduction of more than $600 million per year compared to the two companies on a standalone basis. Furthermore, the combined company’s expanded portfolio is expected to enable more efficient, returns-focused capital allocation. With an estimated proved plus probable reserves life index of approximately 33 years, consisting mostly of low-cost reserves, the combination is expected to result in reduced re-investment risk to sustain production at current levels.

Uncompromising Commitment to Safety and ESG Leadership

Cenovus’s and Husky’s commitments to world-class safety performance and environmental, social and governance (ESG) leadership will remain core to the combined company. This will include ambitious ESG targets, robust management systems and transparent performance reporting. The combined company will continue working to earn a position as a global energy supplier of choice by advancing clean technology and reducing emissions intensity. This includes maintaining the ambition established by each company of achieving net zero emissions by 2050. The combined company will also make it a priority to continue building upon the strong local community relationships already established by both Cenovus and Husky, with a focus on Indigenous economic reconciliation. Striking the right balance among environmental, economic and social considerations will continue to be central to the combined company’s strategy of creating long-term value and business resilience.

The targets that each of Cenovus and Husky released earlier this year for key ESG focus areas are the products of robust processes to ensure alignment with the companies’ business plans and strategies. Leading safety practices, strong governance and advancing diversity and inclusion will remain central to the combined company’s ESG commitments.

Consideration of Alternatives

The Cenovus Board carefully considered current industry, economic and market conditions and outlooks, including prevailing commodity prices and their expectations of the future prospects of the businesses in which Cenovus and Husky operate, as well as the impact of the Arrangement on affected stakeholders. In light of the risks and potential benefits associated with Cenovus continuing to execute its business and strategic plan as a standalone entity, as opposed to the Arrangement or other potential transactions which may offer increased stakeholder value, the Cenovus Board determined that the combined company will be better positioned to pursue a value maximizing strategy as a result of the anticipated benefits of the Arrangement.

Strong Leadership Team

Management responsibilities within the combined company will be allocated among a proven management team reflecting the strengths of both organizations, with a track record of strong safety performance, operational excellence and cost and capital discipline, along with upstream, downstream and midstream expertise. Following completion of the Arrangement, Alex J. Pourbaix, the current President & Chief Executive Officer of Cenovus, will serve as President & Chief Executive Officer of the combined company. Further, Jeffrey R. Hart, the current Chief Financial Officer of Husky, will serve as Executive Vice-President & Chief Financial Officer of the combined company, and Jonathan M. McKenzie, the current Executive Vice-President & Chief Financial Officer of Cenovus, will serve as Executive Vice-President & Chief Operating Officer of the combined company. Keith A. MacPhail, the current Chair of the Cenovus Board, will serve as Independent Board Chair of the combined company. The remainder of senior management will be selected from each of Cenovus and Husky and named prior to the completion of the Arrangement.

Cenovus Fairness Opinions

The Cenovus Board considered the RBC Fairness Opinion to the effect that, as of October 24, 2020, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Cenovus was fair, from a financial point of view, to Cenovus, taking into account the independence of RBC Capital Markets and the compensation payable to RBC Capital Markets upon completion of the Arrangement. The Cenovus Board considered the TD Fairness Opinion to the effect that, as of October 24, 2020, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Cenovus was fair, from a financial point of view, to Cenovus, taking into account the independence of TD Securities and the compensation payable to TD Securities upon completion of the Arrangement.

Significant Husky Shareholder Support

The Arrangement is supported by Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l., the Supporting Husky Shareholders, which hold approximately 40.19% and 29.32%, respectively, of the issued and outstanding Husky Common Shares. Each

Supporting Husky Shareholder has entered into a separate hard lock-up agreement with Cenovus, pursuant to which such Supporting Husky Shareholder has irrevocably agreed to vote in favour of the Arrangement at the Husky Meeting, except in limited circumstances. See “Effect of the Arrangement – Support Agreements”.

Tax Considerations

The Arrangement will not result in a taxable event for Cenovus Common Shareholders.

Termination Protections

The appropriateness of Cenovus’s ability to terminate the Arrangement Agreement and receive the Cenovus Termination Amount payable from Husky to Cenovus, as consideration for the disposition by Cenovus of its rights under the Arrangement Agreement, in certain circumstances, including in the event that: (a) the Husky Board fails to unanimously recommend that Husky Shareholders and Husky Optionholders vote in favour of the Arrangement and the Arrangement Agreement is terminated by Cenovus; (b) Husky accepts a Superior Proposal; or (c) the Arrangement Agreement is terminated because the Husky Common Shareholders and Husky Optionholders do not approve the Arrangement Resolution where prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Husky has been announced, proposed, disclosed, offered or made and, within 12 months following the date of such termination, the Husky Board recommends an Acquisition Proposal, the Husky Board enters into a definitive agreement in respect of any Acquisition proposal, or Husky consummates any transaction in respect of an Acquisition Proposal.

The information and factors described above and considered by the Cenovus Board in reaching its determinations and making its approvals are not intended to be exhaustive but include material factors considered by the Cenovus Board. In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the Cenovus Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Cenovus Board may have given different weight to different factors.

See “The Arrangement – Reasons for the Arrangement – Cenovus Board” and “The Arrangement – Recommendation of the Cenovus Board”.

Attributes of the Combined Company

Husky and Cenovus anticipate the combination will create a resilient integrated energy leader with a total enterprise value of approximately $23.6 billion (calculated as at the date of the announcement of the Arrangement) with a cost-and-market-advantaged asset portfolio, which can prioritize free funds flow generation, balance sheet strength and returns to shareholders.

The combined company is expected to sustain production levels of approximately 750,000 boe/d. The anticipated annual sustaining capital requirements to support the combined company’s upstream production and downstream operations is approximately $2.4 billion, a reduction of more than $600 million per year compared to the two companies on a standalone basis. Furthermore, the combined company’s expanded portfolio is expected to enable more efficient, returns-focused capital allocation. With an estimated proved plus probable reserves life index of approximately 33 years, consisting mostly of low-cost reserves, the combination is expected to result in reduced re-investment risk to sustain production at current levels.

The Combined Company will be an Industry-Leading Integrated Canadian Energy Company

The combined company will be the third largest Canadian-based oil and natural gas producer, with approximately 750,000 boe/d of low-cost oil and natural gas production, and is expected to generate an estimated $1.2 billion of incremental annual free funds flow. The combined company will benefit from an integrated business model and will be the second largest Canadian-based refiner and upgrader, with total North American upgrading and refining capacity of approximately 660,000 bbls/d, which includes approximately 350,000 bbls/d of heavy oil conversion capacity. The combined company will have approximately 265,000 bbls/d of current takeaway capacity out of Alberta on existing major pipelines and approximately 305,000 bbls/d of committed capacity on planned pipelines. In addition, it will have approximately 16 million barrels of crude oil storage capacity and crude-by-rail assets providing approximately 120,000 bbls/d takeaway optionality.

The Combined Company will have an Enhanced Free Funds Flow and Earnings Profile

Further improving cost structure, Husky’s and Cenovus’s complementary operations provide the opportunity to unlock an estimated $1.2 billion of annual free funds flow, including approximately $600 million in annual corporate and operating synergies and approximately $600 million in annual sustaining capital allocation synergies, which are achievable independent of commodity prices.

These synergies are the product of Cenovus’s and Husky’s rigorous and disciplined evaluation process to identify the specific efficiencies that can be gained.

The vast majority of the annual savings are expected to be achieved in the first year of combined operations, with the full amount of the annual run rate synergies anticipated within year two. Over the longer term, Cenovus and Husky anticipate additional cost savings and margin enhancements based on opportunities for further physical integration of the upstream and downstream heavy oil assets, including through strategically located upstream assets with integration to the upgrading complex at Lloydminster, Saskatchewan, large U.S. refining assets in PADD 2 and PADD 3, and storage and blending operations at Hardisty, Alberta. The integration of Cenovus’s upstream assets with Husky’s downstream and midstream portfolio is expected to also shorten the value chain and reduce condensate costs associated with heavy oil transportation over the longer term. These longer term anticipated synergies are not included in the estimated $1.2 billion annual synergies anticipated in the first two years of combined operations.

The Combined Company will have a Strong Balance Sheet and Lower Financial Risk

The combined company is anticipated to have the ability to sustain its operations with less capital expenditures and lower risk than either Husky or Cenovus could individually. The combined company’s sustaining capital requirement is expected to be reduced by approximately $600 million from the approximately $3.0 billion per year combined the companies anticipated investing as standalone entities to approximately $2.4 billion per year to sustain production levels and downstream capacity at current levels.

The combined company is expected to be free funds flow breakeven in 2021 at WTI prices of approximately US$36.00/bbl, and expects to reduce free funds flow breakeven to less than WTI US$33.00/bbl by 2023, which is lower than either company on a standalone basis.

The combined company’s priority will be to maximize free funds flow by focusing investments on sustaining capital expenditures. Based on the assumptions contained in this Information Circular, free funds flow generation will position the combined company to achieve a Net Debt to Adjusted EBITDA target of less than 2.0 times by 2022, without the need for asset dispositions.

With the combined company’s low free funds flow breakeven threshold, the combined company will offer an accelerated deleveraging capability relative to either company on a standalone basis.

The Combined Company will have a Low-Cost, Low-Decline Upstream Portfolio, which Allows it to Prioritize Free Funds Flow Generation, Balance Sheet Strength and Returns to Shareholders

The funds flow profile of the combined company is expected to support an investment grade credit profile, a lower cost of capital through the commodity price cycle, and an acceleration of reduction in leverage. The combined company’s capital priorities following completion of the Arrangement are expected to include:

•	maintaining safe and reliable operations;

•	paying a quarterly dividend, which, subject to the Cenovus Board’s approval, is anticipated to initially be set at $0.0175 per share following completion of the Arrangement;

•	maintaining balance sheet strength, with a targeted Net Debt to Adjusted EBITDA ratio of less than 2.0 times at low cycle commodity prices;

•	providing incremental return of capital to shareholders through share buybacks or sustainable increases in dividends; and

•	reinvesting in the business with a disciplined focus on full cycle earnings and returns.

In support of these capital priorities, in addition to expected cash on hand, the combined company is expected to have access to $8.5 billion in undrawn committed credit facilities and no bond maturities until 2022.

The Combined Company will Result in Integration for Greater Margin Capture, Improved Market Access and Reduced Volatility

Following completion of the Arrangement, the combined company will have an attractive combination of long-life and cash flow generating assets with future development potential. The combined company’s highly complementary integrated portfolio will be anchored by four free funds flow generating businesses:

•	Thermal Oil assets, with stable, low-decline and low-cost oil production;

•

an extensive Midstream and Downstream network, including the Lloydminster upgrading and refining hub and approximately 230,000 bbls/d of heavy processing capacity in PADD 2, allowing the combined company to capture the full value chain margin and providing marketing optionality;

•	high netback Asia Pacific assets, generating approximately $1 billion in annual free funds flow through long-term gas supply contracts and low-cost production; and

•	attractive short-cycle development opportunities including Deep Basin oil and gas, liquids-rich Montney.

The combined company is anticipated to have strong cash flow from current crude oil, natural gas and NGLs production of approximately 750,000 boe/d (based on average daily production of Cenovus and Husky for the quarter ended September 30, 2020) and North American throughput refining capacity of approximately 650,000 bbls/d (based on the nameplate combined refining capacity of Cenovus and Husky for the quarter ended September 30, 2020). Additionally, the combined company’s integrated asset portfolio of downstream and midstream assets will, among other things, limit its exposure to WCS to WTI differentials, thereby reducing volatility and risk.

The Combined Company will be Committed to Safety and ESG Leadership

Cenovus’s and Husky’s commitments to world-class safety performance and environmental, social and governance (ESG) leadership will remain core to the combined company. This will include ambitious ESG targets, robust management systems and transparent performance reporting. The combined company will continue working to earn a position as a global energy supplier of choice by advancing clean technology and reducing emissions intensity. This includes maintaining the ambition established by each company of achieving net zero emissions by 2050. The combined company will also make it a priority to continue building upon the strong local community relationships already established by both Cenovus and Husky, with a focus on Indigenous economic reconciliation. Striking the right balance among environmental, economic and social considerations will continue to be central to the combined company’s strategy of creating long-term value and business resilience.

The targets that each of Cenovus and Husky released earlier this year for key ESG focus areas are the products of robust processes to ensure alignment with the companies’ business plans and strategies. The combined company will remain committed to pursuing ESG targets and will undertake a similarly thorough analysis within the context of the combined company’s business plan before setting meaningful targets for the combined portfolio. Once that work is complete in 2021 and approved by the combined company’s board of directors, the new targets and plans to achieve them will be disclosed. Leading safety practices, strong governance and advancing diversity and inclusion will remain central to the combined company’s ESG commitments.

See “The Arrangement – Attributes of the Combined Company” and “Pro Forma Information Concerning the Combined Company”.

Husky Fairness Opinions

Goldman Sachs and CIBC Capital Markets were each retained by Husky to provide financial advisory services in connection with a potential transaction involving Cenovus. In connection with its mandate, Goldman Sachs has provided the Husky Board with the Goldman Sachs Fairness Opinion, that, as of October 24, 2020, and, based upon and subject to the assumptions, qualifications and limitations set forth therein, the Consideration to be paid to the Husky Common Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Husky Common Shareholders. Further, CIBC Capital Markets has provided the Husky Board with: (a) the CIBC Common Shareholder Fairness Opinion to the effect that, as of October 23, 2020 and subject to the assumptions, qualifications and limitations set forth therein, in the opinion of CIBC Capital Markets, the Consideration to be received by the Husky Common Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Husky Common Shareholders; and (b) the CIBC Preferred Shareholder Fairness Opinion to the effect that, as of October 23, 2020 and subject to the assumptions, limitations and qualifications set forth therein, in the opinion of CIBC Capital Markets, the consideration to be received by Husky Preferred Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Husky Preferred Shareholders.

The full text of the Goldman Sachs Fairness Opinion, which sets forth, among other things, assumptions made, procedures followed, information reviewed, matters considered and limitations on the scope of the review undertaken in rendering such fairness opinion, is attached as Appendix G. The full texts of the CIBC Common Shareholder Fairness Opinion and the CIBC Preferred Shareholder Fairness Opinion are attached as Appendices H and I, respectively. The Husky Fairness Opinions address only the fairness, from a financial point of view, as of October 24, 2020 (in the case of the Goldman Sachs Fairness Opinion) and as of October 23, 2020 (in the case of the CIBC Common Shareholder Fairness Opinion and the CIBC Preferred Shareholder Fairness Opinion), of the consideration to be received by the Husky Shareholders pursuant to the Arrangement and do not address any other aspect of the Arrangement or any related transaction, including any legal, tax or regulatory aspects of the Arrangement to Husky or the Husky Shareholders. Goldman Sachs and CIBC Capital Markets provided the applicable Husky Fairness Opinions to the Husky Board for its exclusive use only in considering the Arrangement. The Husky Fairness Opinions may not be relied upon by any other Person. The Husky Fairness Opinions do not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available to Husky or Husky’s underlying business decision to effect the Arrangement. The Husky Fairness Opinions do not constitute a recommendation to any Husky Shareholder as to how such Husky Shareholder should act or vote with respect to the Arrangement or any other matter.

This summary of the Husky Fairness Opinions is qualified in its entirety by the full text of such opinions.

See “The Arrangement – Husky Fairness Opinions”. For the full texts of the Husky Fairness Opinions, see Appendix G – “Goldman Sachs Fairness Opinion”, Appendix H – “CIBC Common Shareholder Fairness Opinion” and Appendix I – “CIBC Preferred Shareholder Fairness Opinion”.

Cenovus Fairness Opinions

RBC Capital Markets and TD Securities were each retained by Cenovus to provide financial advisory services in connection with a potential transaction involving Husky. In connection with its mandate, RBC Capital Markets provided the RBC Fairness Opinion that, as of October 24, 2020, and, subject to certain assumptions, qualifications and limitations, in the opinion of RBC Capital Markets, the Consideration to be paid by Cenovus pursuant to the Arrangement is fair, from a financial point of view, to Cenovus. Further, TD Securities provided the TD Fairness Opinion that, as of October 24, 2020, and, subject to certain assumptions, qualifications and limitations, in the opinion of TD Securities, the Consideration to be paid by Cenovus pursuant to the Arrangement is fair, from a financial point of view, to Cenovus.

The full texts of the RBC Fairness Opinion and the TD Fairness Opinion which set forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken in rendering such Cenovus Fairness Opinions, are attached as Appendices J and K, respectively. The Cenovus Fairness Opinions address only the fairness, from a financial point of view, as of October 24, 2020, of the Consideration to be paid by Cenovus pursuant to the Arrangement and do not address any other aspect of the Arrangement or any related transaction, including any legal, tax or regulatory aspects of the Arrangement to Cenovus or the Cenovus Common Shareholders. RBC Capital Markets and TD Securities provided the Cenovus Fairness Opinions to the Cenovus Board for its exclusive use only in considering the Arrangement. The Cenovus Fairness Opinions may not be relied upon by any other Person. The Cenovus Fairness Opinions do not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available to Cenovus or Cenovus’s underlying business decision to effect the Arrangement. The Cenovus Fairness Opinions do not constitute a recommendation to any Cenovus Common Shareholder as to how such Cenovus Common Shareholder should act or vote with respect to the Share Issuance Resolution.

Cenovus Common Shareholders are urged to read the Cenovus Fairness Opinions carefully and in their entirety. This summary of the Cenovus Fairness Opinions is qualified in its entirety by the full text of such opinions.

See “The Arrangement – Cenovus Fairness Opinion”. For the full texts of the Cenovus Fairness Opinions, see Appendix J – “RBC Fairness Opinion” and Appendix K – “TD Fairness Opinion”.

Recommendation of the Husky Board

After considering, among other things, the Husky Fairness Opinions, the Husky Board unanimously: (a) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Husky and that the Arrangement is fair to the Husky Common Shareholders and the Husky Preferred Shareholders; and (b) recommends that the Husky Common Shareholders and the Husky Optionholders vote in favour of the Arrangement Resolution and that the Husky Preferred Shareholders vote in favour of the Preferred Shareholder Resolution.

See “The Arrangement – Recommendation of the Husky Board”.

Recommendation of the Cenovus Board

After considering, among other things, the Cenovus Fairness Opinions, the Cenovus Board unanimously: (a) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Cenovus and that the consideration to be paid by Cenovus pursuant to the Arrangement is fair, from a financial point of view, to Cenovus; and (b) recommends that the Cenovus Common Shareholders vote in favour of the Share Issuance Resolution.

See “The Arrangement – Recommendation of the Cenovus Board”.

Support Agreements

On October 24, 2020, each Supporting Husky Shareholder entered into a separate hard lock-up agreement with Cenovus pursuant to which such Supporting Husky Shareholder has agreed, among other things, to vote, or cause to be voted, all of the Husky Common Shares beneficially owned, controlled or directed or subsequently acquired by such Supporting Husky Shareholder for and in favour of the Arrangement Resolution and against any resolution, transaction or other action that is inconsistent with, or could reasonably be likely to, impede, interfere with, delay, postpone, or adversely affect in any material respect the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement. The Support Agreements are only terminable in limited circumstances.

See “Effect of the Arrangement – Support Agreements”.

Standstill Agreements

On October 24, 2020, each Supporting Husky Shareholder entered into a separate Standstill Agreement with Cenovus, with effect as of the Effective Date. Each Standstill Agreement sets forth certain restrictions and obligations in connection with such Supporting Husky Shareholder’s shareholdings in Cenovus following completion of the transactions contemplated by the Arrangement Agreement, including but not limited to the following:

•

subject to certain exceptions, without the prior written consent of Cenovus, such Supporting Husky Shareholder agrees that it will not acquire, agree to acquire or make any proposal or offer to acquire voting or equity securities of Cenovus or any of its subsidiaries (other than Cenovus Warrants), securities convertible into, or exercisable or exchangeable for, voting or equity securities of Cenovus or any of its subsidiaries (other than Cenovus Warrants) or any assets of Cenovus or any of its subsidiaries;

•

for a period of 18 months following the Effective Date, such Supporting Husky Shareholder will not Transfer or cause the Transfer of any Cenovus Common Shares, except as otherwise permitted by the Standstill Agreement;

•

without the prior written consent of Cenovus, such Supporting Husky Shareholder will not Transfer or cause the Transfer of, either alone or in the aggregate with its affiliates, any other Supporting Husky Shareholder or its affiliates, any Cenovus Common Shares or Cenovus Warrants to any Person, if such Transfer would, to the knowledge of the Supporting Husky Shareholder, result in such Person, together with any Persons acting jointly or in concert with such Person, beneficially owning, or controlling or directing, 20% or more of the then-outstanding Cenovus Common Shares, except (a) Transfers effected through an underwritten public offering (including an underwritten public offering undertaken pursuant to the applicable Registration Rights Agreement); (b) Transfers effected as a result of the consummation of a Combination Transaction which has been approved by a resolution of the Cenovus Common Shareholders, or made to an offeror in relation to a take-over bid as set out in the Standstill Agreement; or (c) Transfers to an affiliate as permitted by the Standstill Agreement; and

•	the Supporting Husky Shareholders are subject to voting restrictions with respect to Cenovus Board matters and Combination Transactions.

Unless earlier terminated in accordance with their terms, the Standstill Agreements will terminate on the date that is 60 months following the Effective Date.

See “Effect of the Arrangement – Standstill Agreements”.

Pre-Emptive Rights Agreement

Pursuant to the Arrangement Agreement, Cenovus has agreed that, if requested in writing on or prior to the Effective Date by a beneficial holder of more than 5% of the outstanding Cenovus Common Shares immediately after the consummation of the Arrangement that was not party to a registration rights agreement or similar agreement that was in full force and effect as at the Agreement Date, Cenovus will cause to be executed and delivered a Pre-Emptive Rights Agreement.

The Pre-Emptive Rights Agreement will, upon its execution and delivery, entitle a beneficial holder holding more than 5% of the outstanding Cenovus Common Shares immediately after the consummation of the Arrangement who is party to a Pre-Emptive Rights Agreement to, upon the proposed issuance or sale by Cenovus of Cenovus Common Shares or other convertible securities of Cenovus, purchase such number of additional Cenovus Common Shares or other convertible securities of Cenovus on the same terms and conditions that such securities are being issued or sold by Cenovus, including at the same price per security and otherwise be on economic terms and conditions no less favourable, individually or in the aggregate, to the Pre-Emptive Rights Holder than the terms and conditions are to any purchaser in such offering, in order to allow the Pre-Emptive Rights Holder to maintain its pro rata share of the then-outstanding Cenovus Common Shares that such Pre-Emptive Rights Holder holds at the applicable time.

These rights are available to each Pre-Emptive Rights Holder for a term beginning on the Effective Date and ceasing on the earlier of the date which is 60 months following the Effective Date, the date the holder ceases to, directly or indirectly, beneficially own in aggregate more than 5% of the then-outstanding Cenovus Common Shares, or the date on which the Pre-Emptive Rights Agreement is terminated by agreement of the parties, or the date on which the Standstill Agreements are terminated.

See “Effect of the Arrangement – Pre-Emptive Rights Agreement”.

Registration Rights Agreement

Pursuant to the Arrangement Agreement, Cenovus has agreed that, if requested in writing on or prior to the Effective Date by a beneficial holder of more than 5% of the outstanding Cenovus Common Shares immediately after the consummation of the Arrangement that was not party to a registration rights agreement or similar agreement that was in full force and effect as at the Agreement Date, Cenovus will cause to be executed and delivered a Registration Rights Agreement.

The Registration Rights Agreement will, upon its execution and delivery, provide beneficial holders holding more than 5% of the outstanding Cenovus Common Shares immediately after the consummation of the Arrangement who are party to a Registration Rights Agreement with Demand Registration Rights and Piggy-Back Registration Rights, requiring Cenovus to qualify the distribution of Registrable Securities upon request of any such holder.

These rights are available to each such holder for a term beginning on the Effective Date and ceasing on the earlier of the date which is 60 months following the Effective Date, the date the holder ceases to, directly or indirectly, beneficially own in aggregate more than 5% of the then-outstanding Cenovus Common Shares, or the date on which the Registration Rights Agreement is terminated by agreement of the parties, or the date on which the Standstill Agreements are terminated.

See “Effect of the Arrangement – Registration Rights Agreement”.

Procedure for the Arrangement to become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by the Husky Common Shareholders at the Husky Meeting in the manner set forth in the Interim Order;

(b)	the Share Issuance Resolution must be approved by the Cenovus Common Shareholders at the Cenovus Meeting;

(c)	the Court must grant the Final Order approving the Arrangement;

(d)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, including receipt of the Key Regulatory Approvals, must be satisfied or waived by the appropriate Party; and

(e)	the Final Order, the Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.

Approval of the Preferred Shareholder Resolution is not required in order to complete the Arrangement. If the Husky Preferred Shareholders do not approve the Preferred Shareholder Resolution at the Husky Meeting (or if the Preferred Shareholder Resolution is approved and the Preferred Share Condition is not otherwise satisfied), and both the Share Issuance Resolution and the Arrangement Resolution are approved at their respective meetings, the Husky Preferred Shares will not be exchanged for Cenovus Preferred Shares pursuant to the Plan of Arrangement and will remain outstanding in a subsidiary of Cenovus following completion of the Arrangement and listed on the TSX.

Upon the conditions precedent set forth in the Arrangement Agreement being satisfied or waived, Husky intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

See “Procedure for the Arrangement to become Effective – Procedural Steps”.

Securityholder Approvals

Arrangement Resolution

Pursuant to the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by (i) not less than 66 2⁄3% of the votes cast by Husky Common Shareholders present in person (virtually) or represented by proxy at the Husky Meeting and

(ii) not less than 66 2⁄3% of the votes cast by Husky Common Shareholders and Husky Optionholders present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class. If the Arrangement Resolution is not approved by the Husky Common Shareholders and the Husky Optionholders, the Arrangement cannot be completed.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Arrangement Resolution set forth in Appendix A to this Information Circular.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Husky Common Shareholders and Husky Optionholders authorizes the Husky Board, without further notice to or approval of Husky Common Shareholders or the Husky Optionholders, to the extent permitted by the Arrangement Agreement and the Interim Order, to amend the Arrangement Agreement or the Plan of Arrangement and to not proceed with the Arrangement. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

Preferred Shareholder Resolution

Pursuant to the Interim Order, the Preferred Shareholder Resolution must be approved by not less than 66 2⁄3% of the votes cast by the Husky Preferred Shareholders present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class. It is not a condition to completion of the Arrangement that the Preferred Shareholder Resolution be approved. If the Preferred Shareholder Resolution is not approved by Husky Preferred Shareholders (or if the Preferred Shareholder Resolution is approved and the Preferred Share Condition is not otherwise satisfied), the Husky Preferred Shares will not be exchanged for Cenovus Preferred Shares pursuant to the Plan of Arrangement and will remain outstanding in a subsidiary of Cenovus following completion of the Arrangement and listed on the TSX.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Preferred Shareholder Resolution set forth in Appendix B to this Information Circular.

Notwithstanding the foregoing, the Preferred Shareholder Resolution proposed for consideration by the Husky Preferred Shareholders authorizes the Husky Board, without further notice to or approval of Husky Preferred Shareholders, to the extent permitted by the Arrangement Agreement and the Interim Order, to amend the Arrangement Agreement or the Plan of Arrangement and to not proceed with the Arrangement. See Appendix B to this Information Circular for the full text of the Preferred Shareholder Resolution.

Share Issuance Resolution

In accordance with the applicable rules of the TSX, the Share Issuance Resolution must be approved by a simple majority of the votes cast by the Cenovus Common Shareholders present in person (virtually) or represented by proxy at the Cenovus Meeting. If the Share Issuance Resolution is not approved by Cenovus Common Shareholders, the Arrangement cannot be completed.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Share Issuance Resolution set forth in Appendix C to this Information Circular.

Notwithstanding the foregoing, the Share Issuance Resolution proposed for consideration by the Cenovus Common Shareholders authorizes the Cenovus Board, without further notice to or approval of Cenovus Common Shareholders, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, to amend the Arrangement Agreement or the Plan of Arrangement and to not proceed with the Arrangement.

See “Procedure for the Arrangement to become Effective – Securityholder Approvals”.

Court Approval

On November 9, 2020, Husky obtained the Interim Order providing for the calling and holding of the Husky Meeting and other procedural matters. The Interim Order is attached as Appendix F to this Information Circular. The ABCA provides that the Arrangement requires final Court approval. Subject to the terms of the Arrangement Agreement, if the Arrangement Resolution is approved at the Husky Meeting and the Share Issuance Resolution is approved at the Cenovus Meeting, Husky will make an application to the Court for the Final Order at the Calgary Courts Centre, 601 – 5th Street, S.W., Calgary, Alberta, Canada, or via video conference if necessary, on December 16, 2020 at 3:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Application for the Final Order accompanies this Information Circular. At the application the Court will be requested to consider the fairness of the Arrangement.

Any Husky Shareholder, or other interested party desiring to support or oppose the Application with respect to the Arrangement, may appear at the hearing in person (virtually) or by counsel for that purpose, subject to filing with the Court and serving on Husky on or before 5:00 p.m. (Calgary time) on December 8, 2020, a notice of intention to appear setting out their address for service and indicating whether they intend to support or oppose the Application or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Husky is required to be effected by service upon the solicitors for Husky: Osler, Hoskin & Harcourt LLP, Suite 2500, TC Energy Tower, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Attention: Tristram Mallett.

See “Procedure for the Arrangement to become Effective – Court Approval”.

Regulatory Approvals

The Arrangement Agreement provides that receipt of all Key Regulatory Approvals, including Competition Act Approval, the HSR Approval, the CTA Approval and the Foreign Investment Clearance, is a condition precedent to the Arrangement becoming effective.

It is also a condition to the completion of the Arrangement that the TSX shall have conditionally approved and the NYSE shall have approved the listing of the Cenovus Common Shares and Cenovus Warrants to be issued to Husky Common Shareholders pursuant to the Arrangement and the Cenovus Common Shares issuable upon exercise of the Cenovus Warrants, and that the TSX shall have conditionally approved the listing of the Cenovus Preferred Shares to be issued to Husky Preferred Shareholders pursuant to the Arrangement. The TSX has conditionally approved the listing of the Cenovus Common Shares and the Cenovus Warrants to be issued to Husky Common Shareholders pursuant to the Arrangement, the Cenovus Common Shares issuable upon exercise of the Cenovus Warrants and Cenovus Replacement Options, and the Cenovus Preferred Shares to be issued to the Husky Preferred Shareholders pursuant to the Arrangement. Listing is subject to Cenovus fulfilling all of the listing requirements of the TSX. The NYSE has authorized the listing of the Cenovus Common Shares and the Cenovus Warrants to be issued pursuant to the Arrangement and the Cenovus Common Shares issuable upon exercise of the Cenovus Warrants and Cenovus Replacement Options, subject to shareholder approval of the Arrangement and that the Cenovus Warrants will meet the distribution standards of the applicable rules of the NYSE upon listing. Listing will be subject to Cenovus fulfilling all of the listing requirements of the NYSE.

See “Procedure for the Arrangement to become Effective – Regulatory Approvals”.

Dissent Rights

Pursuant to the Interim Order, Dissenting Shareholders are entitled, in addition to any other right such Dissenting Shareholder may have, to dissent and to be paid by Cenovus the fair value of the Husky Common Shares or Husky Preferred Shares, as the case may be, held by such Dissenting Shareholder in respect of which such Dissenting Shareholder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution or Preferred Shareholder Resolution, as the case may be, from which such Dissenting Shareholder’s dissent was adopted and provided the Arrangement is completed in respect of such Husky Shareholders. A Dissenting Shareholder must provide a written objection to the Arrangement Resolution or Preferred Shareholder Resolution, as the case may be, by the fifth Business Day preceding the Husky Meeting.

A Dissenting Shareholder may dissent only with respect to all of the Husky Common Shares or Husky Preferred Shares, respectively, held by such Dissenting Shareholder, or on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. Only registered Husky Shareholders may dissent. Persons who are beneficial owners of Husky Shares registered in the name of a broker, dealer, bank, trust company or other nominee (including CDS) who wish to dissent should be aware that they may only do so through the registered owner of such Husky Shares. A registered Husky Shareholder, such as a broker or CDS, who holds Husky Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise the Dissent Right on behalf of such beneficial owners with respect to all of the Husky Common Shares or Husky Preferred Shares held for such beneficial owners. In such case, the written objection to the Arrangement Resolution or Preferred Shareholder Resolution, as the case may be, should set forth the number of Husky Common Shares and/or Husky Preferred Shares covered by it.

Unless otherwise waived, it is a condition to the completion of the Arrangement that holders of not more than 10% of the issued and outstanding Husky Common Shares shall have properly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date. Further, unless otherwise determined by Cenovus in its sole discretion, if holders of more than 10% of the Husky Preferred Shares have validly exercised, and not withdrawn, Dissent Rights, the Husky Preferred Shares will not be exchanged for Cenovus Preferred Shares pursuant to the Plan of Arrangement and will remain outstanding in a subsidiary of Cenovus following completion of the Arrangement and listed on the TSX.

Notwithstanding the foregoing, registered Husky Preferred Shareholders who have validly exercised Dissent Rights shall not be entitled to dissent nor to be paid the fair value of their Husky Preferred Shares in the event that the Husky Preferred Shares are not exchanged for Cenovus Preferred Shares pursuant to the Arrangement.

See “Dissent Rights”.

Summary of Canadian Federal Income Tax Considerations

This Information Circular contains a summary of certain Canadian federal income tax considerations generally applicable to certain Husky Shareholders who, under the Arrangement, dispose of Husky Shares. See the discussion under the section entitled “Certain Canadian Federal Income Tax Considerations”.

Husky Shareholders should consult their own tax advisors for advice with respect to the Canadian income tax consequences to them in respect of the Arrangement.

Summary of Certain United States Federal Income Tax Considerations

This Information Circular contains a summary of certain U.S. federal income tax considerations generally applicable to certain U.S. Holders that transfer one or more Husky Common Shares pursuant to the Arrangement. See the discussion under the section entitled “Certain United States Federal Income Tax Considerations”. U.S. Holders are urged to consult their own tax advisors regarding the specific tax consequences of the Arrangement to them.

Other Tax Considerations

This Information Circular discusses certain Canadian and United States federal income tax considerations applicable to certain Husky Shareholders. Tax consequences to Husky Shareholders who are resident in jurisdictions other than Canada or the United States are not discussed and such Husky Shareholders should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Cenovus Shares and Cenovus Warrants after the Arrangement. All Husky Shareholders should consult their tax advisors regarding the provincial, state, local and territorial tax consequences of the Arrangement and of holding Cenovus Shares and Cenovus Warrants.

This Information Circular does not discuss any tax considerations applicable to Husky Optionholders or holders of other Husky Incentive Awards. Such persons should consult their own tax advisors regarding the consequences of the Arrangement to them in their particular circumstances.

Timing

If the Meetings are held as scheduled and are not adjourned or postponed and the necessary conditions for completion of the Arrangement are satisfied or waived, Husky will apply for the Final Order approving the Arrangement. If the Final Order is obtained on December 16, 2020 in form and substance satisfactory to Husky and Cenovus, the Effective Date will occur once all other conditions set forth in the Arrangement Agreement are satisfied or waived. Husky and Cenovus expect the Effective Date will occur in the first quarter of 2021. It is not possible, however, to state with certainty when, or if, the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

The Effective Date could be delayed or may not occur for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or delays in receiving all Key Regulatory Approvals.

See “Timing”.

Selected Unaudited Pro Forma Financial and Operational Information for the Combined Company

The following is a summary of selected unaudited pro forma consolidated financial information of the combined company after giving effect to the completion of the Arrangement for the dates and periods indicated. The pro forma adjustments are based upon available information and certain assumptions that Cenovus believes are reasonable under the circumstances. The unaudited pro forma consolidated financial information set forth below and the unaudited pro forma consolidated financial statements of Cenovus attached to this Information Circular as Appendix L – “Unaudited Consolidated Pro Forma Financial Statements of the Combined Company” are presented for illustrative purposes only and are not necessarily indicative of either the financial position or the results of operations that would have occurred as at or for such dates or periods had the Arrangement been effective as of January 1, 2019 or September 30, 2020, as applicable, of the financial position or results of operations for the combined company in future years if the Arrangement is completed. The actual adjustments will differ from those reflected in such unaudited pro forma consolidated financial statements and such differences may be material.

The following is a summary only and must be read in conjunction with the unaudited pro forma consolidated financial statements of Cenovus for the year ended December 31, 2019 and the nine month period ended September 30, 2020, including the notes thereto, set forth in Appendix L to this Information Circular. Reference should also be made to: (a) the Husky Annual Financial Statements; (b) the Husky Interim Financial Statements; (c) the Cenovus Annual Financial Statements; and (d) the Cenovus Interim Financial Statements, each of which is incorporated by reference herein. See “Pro Forma Information Concerning the Combined Company” and Appendix L – “Unaudited Consolidated Pro Forma Financial Statements of the Combined Company”.

($ millions)	Pro Forma for the Nine Months ended September 30, 2020 ($ millions)	Pro Forma for the Year Ended December 31, 2019 ($ millions)

Revenues
Gross Sales	20,065	41,903
Less Royalties	349	1,495
	19,716	40,408

Expenses
Purchased Product	9,569	19,390
Transportation and Blending	4,470	7,252
Operating	3,362	5,105
Inventory Write-Downs	956	64
Production and Mineral Taxes	-	1
(Gain) Loss on Risk Management	67	122
Depreciation, Depletion and Amortization	3,949	4,064
Exploration Expense	102	274
General and Administrative	673	1,059
Onerous Contract Provisions	-	(5)
Finance Costs	642	830
Interest Income	(26)	(86)
Foreign Exchange (Gain) Loss, Net	271	(624)
Remeasurement of Contingent Payment	(97)	164
Research Costs	8	20
Transaction Costs	-	100
Share of Equity Investment Income	1	(59)
(Gain) Loss on Divestiture of Assets	(17)	(10)
Other (Income) Loss, Net	(150)	(595)

Earnings (Loss) Before Income Tax	(4,064)	3,342

Income Tax Expense (Recovery)	(727)	(608)

Net Earnings (Loss)	(3,337)	3,950

The following is a summary of selected pro forma reserves and operational information for the combined company after giving effect to the completion of the Arrangement, for the dates and periods indicated. Important information concerning the oil and natural gas properties and operations of Cenovus and Husky is contained elsewhere in this Information Circular and in the Cenovus AIF and the Husky AIF, respectively, each of which is incorporated by reference herein. Readers are encouraged to carefully review such information and those documents as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained elsewhere in this Information Circular and in those documents incorporated by reference in this Information Circular. See “Pro Forma Information Concerning the Combined Company” and “Advisory Regarding Oil and Gas Information”.

Pro Forma Combined Company(1)
Average Daily Production(3)
(for the year ended December 31, 2019)

Bitumen and Heavy Crude Oil (bbls/d)	513,257
Light and Medium Oil (bbls/d)	29,811
NGLs (bbls/d)	44,362
Conventional Natural Gas (mmcf/d)	925
Total (boe/d)	741,680

Average Daily Production(3)
(for the nine months ended September 30, 2020)

Bitumen and Heavy Crude Oil (bbls/d)	521,068
Light and Medium Oil (bbls/d)	32,585
NGLs (bbls/d)	41,901
Conventional Natural Gas (mmcf/d)	878
Total (boe/d)	741,264

Total Proved Reserves(2)(3)
(as at December 31, 2019, forecast prices and costs)

Bitumen and Heavy Crude Oil (MMbbls)	5,816
Light and Medium Oil (MMbbls)	112
NGLs (MMbbls)	139
Conventional Natural Gas (Bcf)	2,794
Total (MMboe)	6,534

Total Proved Plus Probable Reserves(2)(3)
(as at December 31, 2019, forecast prices and costs)

Bitumen and Heavy Crude Oil (MMbbls)	7,851
Light and Medium Oil (MMbbls)	212
NGLs (MMbbls)	226
Conventional Natural Gas (Bcf)	4,128
Total (MMboe)	8,976

Notes:

(1)	The numbers in this column were calculated by adding the numbers in the columns for each of Cenovus and Husky. Boe estimates and tables may not sum due to rounding.

(2)

Pro forma reserves presented are based on the Cenovus Reserves Reports and the Husky Reserves Disclosure. With respect to the pro forma reserves information presented in the table above, Cenovus and Husky did not construct a consolidated reserves report of the combined assets of Cenovus and Husky, and did not engage an independent reserves evaluator to produce such a report in accordance with NI 51-101. Cenovus and Husky employ different methodologies to estimate their reserves information which differences include, but are not limited to, assumptions regarding forecast prices and costs. As a result, the actual reserves of the combined company, if calculated as of December 31, 2019, may differ from the reserves presented in the table above for a number of reasons, and such difference may be material.

(3)	Reserves volumes and production volumes are reported on a before-royalties basis.

Impact on Credit Ratings

In connection with its evaluation of the Arrangement, Cenovus considered potential impacts on its credit ratings and the anticipated credit ratings of Cenovus on a combined basis with Husky. Following announcement of the Arrangement on October 25, 2020, credit rating agencies took the following actions.

On October 25, 2020, DBRS placed Cenovus’s Issuer Rating and Senior Unsecured Debt rating of “BBB (low)” under review with Positive Implications. DBRS expects that Cenovus’s credit ratings are likely to be one notch higher if the Arrangement is completed as contemplated.

On October 25, 2020, S&P affirmed its “BBB-” long-term issuer credit and senior unsecured debt ratings on Cenovus. S&P’s outlook remains negative pending completion of the Arrangement.

On October 26, 2020, Moody’s placed the ratings of Cenovus on review for upgrade. Should the Arrangement close in line with the expected conditions and structure, Moody’s expects it is likely that the combined company’s senior unsecured debt would be assigned a “Baa3” rating with a “Negative” outlook.

On October 26, 2020, Fitch affirmed Cenovus’s “BB+” credit ratings and revised its Rating Outlook to “Positive” from “Negative”.

See Appendix N – “Information Concerning Cenovus Energy Inc.”.

Risk Factors

Husky Shareholders voting in favour of the Arrangement Resolution and Cenovus Common Shareholders voting in favour of the Share Issuance Resolution, as the case may be, will be choosing to combine the businesses of Husky and Cenovus and, in the case of Husky Shareholders, to invest in Cenovus Shares, as applicable. The completion of the Arrangement and investment in Cenovus Shares involves risks.

An investment in Cenovus Shares is subject to certain risks, which are generally associated with an investment in shares of an integrated energy company. The following is a list of certain additional risk factors associated with the Arrangement and the investment in Cenovus Shares which Husky Shareholders and Cenovus Common Shareholders should carefully consider before approving the Arrangement Resolution, the Preferred Shareholder Resolution and the Share Issuance Resolution, as applicable:

•

the conditions precedent to completion of the Arrangement, including receipt of all Key Regulatory Approvals, Court approval, and TSX and NYSE approval may not be satisfied or waived by the Outside Date, which may result in the Arrangement not being completed;

•	Cenovus and Husky may fail to realize the anticipated benefits of the Arrangement;

•

risks related to the integration of Husky’s and Cenovus’s existing businesses, including that Shareholders may be exposed to additional business risks not previously applicable to their investment, as the business mix of the combined company will be different than that of Husky and Cenovus;

•

risks related to Husky’s international operations, including that the combined company may be exposed to uncertain political, economic and other risks that may affect the combined company’s business and result of operations as currently contemplated;

•	the market price of the Husky Common Shares and/or the Cenovus Common Shares may be subject to material fluctuations if the Arrangement Agreement is delayed or is not completed;

•	the Arrangement Agreement could be terminated by either Party under certain circumstances;

•	Husky and Cenovus will incur significant costs relating to the Arrangement, regardless of whether the Arrangement is completed or not completed;

•

if the Arrangement is not completed, Husky Shareholders and Cenovus Common Shareholders will not realize the benefits of the Arrangement and Husky’s and Cenovus’s future business and operations could be adversely affected;

•	Husky and Cenovus are restricted from taking certain actions while the Arrangement is pending;

•	the Consideration to be received by the Husky Common Shareholders is fixed and will not be adjusted in the event of any change in either Husky’s or Cenovus’s respective share prices;

•

a substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the regulatory approvals could adversely affect the business, financial condition or results of operations of Cenovus, Husky or the combined company upon completion of the Arrangement;

•	if the Preferred Share Condition is not met, it is possible that the market price of the Husky Preferred Shares could be adversely affected;

•

Husky Shareholders have the right to exercise Dissent Rights and, if there are a significant number of Dissenting Shareholders, a substantial cash payment may be required to be made to such Husky Shareholders that could have an adverse effect on Cenovus’s financial condition and cash resources if the Arrangement is completed;

•	there may be undisclosed liabilities that Cenovus or Husky failed to discover or was unable to quantify in its respective due diligence of the Other Party;

•	Cenovus Common Shareholders will experience dilution;

•

there is no assurance that listing of the Cenovus Common Shares and Cenovus Warrants issuable pursuant to and in connection with the Arrangement on the TSX and the NYSE, respectively, and Cenovus Preferred Shares issuable pursuant to the Arrangement on the TSX will occur in a timely manner or at all;

•

holders of Cenovus Warrants will have no rights with respect to Cenovus Common Shares until they exercise the Cenovus Warrants and, upon that exercise, other holders of Cenovus Common Shares could suffer substantial dilution;

•

the pro forma financial information provided may not be an accurate depiction of the financial condition or results of operations of the combined company, as it relies on a number of adjustments and assumptions that may not be accurate;

•

credit ratings of the combined company will be subject to ongoing evaluation and may be downgraded or there may be adverse conditions in the credit markets, which may impede the combined company’s access to the debt markets or raise its borrowing rates;

•	changes in income or other tax laws or actions taken by taxing authorities could have adverse implications on Cenovus, Husky or their respective securityholders;

•	risks relating to the income tax consequences of the Arrangement and the taxation of the combined company;

•	future dividends on Cenovus’s Common Shares may not be approved by the Cenovus Board;

•

Cenovus and Husky directors and officers, who were involved with negotiating the terms of the Arrangement Agreement, may have interests in the Arrangement that differ from those of Cenovus Common Shareholders and Husky Common Shareholders;

•	as a result of the Arrangement, Cenovus and Husky may become the targets of litigation or other legal claims including securities class actions or derivative lawsuits;

•	risks relating to the ongoing COVID-19 pandemic, including facility shutdowns, reduced cash flows and commodity prices, storage constraints, workforce disruption and access to capital; and

•	the timing of the Meetings, the Final Order and the anticipated Effective Date may be changed or delayed.

The risk factors listed above are an abbreviated list of risk facts summarized elsewhere in this Information Circular, the Husky AIF, the Husky Annual MD&A, the Husky Interim MD&A, the Cenovus AIF, the Cenovus Annual MD&A and the Cenovus Interim MD&A, each of which are incorporated by reference herein. See “Risk Factors”. Husky Shareholders and Cenovus Common Shareholders should carefully consider all such risk factors.

THE ARRANGEMENT

General

Husky and Cenovus entered into the Arrangement Agreement on October 24, 2020. A copy of the Arrangement Agreement is attached as Appendix D to this Information Circular. The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Appendix E to this Information Circular) pursuant to which, among other things, Cenovus will acquire all of the issued and outstanding Husky Common Shares and Husky Preferred Shares will be exchanged for Cenovus Preferred Shares.

Assuming satisfaction or waiver of all conditions to completion of the Arrangement, pursuant to the Arrangement, a portion of the Husky Common Shares held by each Husky Common Shareholder will be exchanged for Cenovus Common Shares and the remaining portion of Husky Common Shares will be exchanged for Cenovus Warrants, such that, in aggregate, each Husky Common Shareholder will receive 0.7845 of a Cenovus Common Share and 0.0651 of a Cenovus Warrant in respect of each Husky Common Share held. Each whole Cenovus Warrant issued under the Arrangement will entitle the holder thereof to acquire one Cenovus Common Share upon payment in full of the exercise price of $6.54 per Cenovus Common Share at any time up to 60 months following completion of the Arrangement. Pursuant to the Plan of Arrangement, all outstanding Husky Options will be exchanged for Cenovus Replacement Options. If the Arrangement is completed, Husky Optionholders will receive Cenovus Replacement Options to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of a Husky Optionholder’s Husky Options immediately prior to the Effective Time, multiplied by 0.7845, with an exercise price per Cenovus Common Share equal to the exercise price per share of a Husky Option immediately prior to the Effective Time divided by 0.7845 and rounded up to the nearest whole cent.

Former Husky Common Shareholders are expected to own approximately 39% of the combined company immediately after completion of the Arrangement (or 41% on a partially-diluted basis assuming the exercise of all Cenovus Warrants issued pursuant to the Arrangement). Current Cenovus Common Shareholders are expected to own approximately 61% of the combined company immediately after completion of the Arrangement (or 59% on a partially-diluted basis assuming the exercise of all Cenovus Warrants issued pursuant to the Arrangement).

Additionally, if the Preferred Shareholder Resolution is approved at the Husky Meeting and the Preferred Share Condition is otherwise satisfied, the Husky Preferred Shareholders will exchange their Husky Preferred Shares for Cenovus Preferred Shares having substantially identical terms to each series of Husky Preferred Shares.

Following completion of the Arrangement, Alex J. Pourbaix, the current President & Chief Executive Officer of Cenovus, will serve as President & Chief Executive Officer of the combined company. Further, Jeffrey R. Hart, the current Chief Financial Officer of Husky, will serve as Executive Vice-President & Chief Financial Officer of the combined company, and Jonathan M. McKenzie, the current Executive Vice-President & Chief Financial Officer of Cenovus, will serve as Executive Vice-President & Chief Operating Officer of the combined company. Keith A. MacPhail, the current Chair of the Cenovus Board, will serve as Independent Board Chair of the combined company. The remainder of senior management will be selected from each of Cenovus and Husky and named prior to the completion of the Arrangement.

The board of directors of the combined company following completion of the Arrangement will consist of eight members of the current Cenovus Board, including Keith A. MacPhail (as Independent Board Chair) and Alex J. Pourbaix, with Keith M. Casey, Jane E. Kinney, Harold N. Kvisle, Richard J. Marcogliese, Claude Mongeau, and Rhonda I. Zygocki expected to continue as members of the combined company’s board of directors, and four members of the current Husky Board, with Canning K. N. Fok, Eva L. Kwok, Wayne E. Shaw and Frank J. Sixt being the members expected to join the combined company’s board of directors.

It is anticipated that, on completion of the Arrangement, the head and registered office of the combined company will continue to be Cenovus’s registered and head office, which is located at 4100, 225 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 1N2.

Background to the Arrangement

The terms of the Arrangement are the result of arm’s length negotiations between representatives of Cenovus, the Supporting Husky Shareholders and Husky and their respective financial and legal advisors. The following is a summary of the events leading up to the negotiation of the Arrangement Agreement and the key meetings, negotiations, discussions and actions by and between the parties that preceded the execution and public announcement of the Arrangement Agreement.

Management of Cenovus and the Cenovus Board regularly evaluate Cenovus’s business plan and strategy and, in such context, review and discuss the strategic objectives, alternatives and opportunities available to Cenovus as part of their respective ongoing responsibility to enhance the value of Cenovus. In that regard, Cenovus has from time to time considered and assessed strategic transactions with various industry participants and other opportunities to better realize the potential of Cenovus’s asset portfolio, support and grow Cenovus’s overall position in the industry and enhance shareholder value.

Similarly, in the ordinary course of business, the Husky Board and executive management continually evaluate potential acquisitions of businesses, joint ventures, business combinations and other commercial transactions that may be available to support Husky’s corporate strategy and enhance shareholder value.

In early March 2020, Robert J. Peabody, President & Chief Executive Officer of Husky, contacted Jonathan M. McKenzie, Executive Vice-President & Chief Financial Officer of Cenovus, and raised the possibility of a potential business combination of Cenovus and Husky. This discussion was preliminary in nature and specific details of any proposed transaction, such as the consideration or structure of a business combination, were not discussed. Thereafter, Mr. McKenzie engaged in discussions with a number of other members of Cenovus’s senior management regarding the possibility of a business combination between Husky and Cenovus, and Cenovus’s senior management determined that further engagement with Mr. Peabody and an analysis of the benefits of a potential transaction was warranted.

Mr. Peabody also informed his senior management team of his discussion with Mr. McKenzie and instructed them to begin a review of the operational and financial condition of Cenovus in order to assess the merits of a business combination. Mr. Peabody informed Frank J. Sixt, a director of Husky and representative of Hutchison Whampoa Europe Investments S.à r.l., a Supporting Husky Shareholder, of such discussions with Mr. McKenzie. Mr. Sixt was supportive of Husky’s management continuing a review of the industrial logic of a potential business combination with Cenovus.

Through March 2020, as preliminary discussions between Mr. Peabody and Mr. McKenzie continued, Cenovus senior management determined that it was appropriate to seek financial and legal advice. On March 17, 2020, Cenovus engaged its external legal advisor, Bennett Jones, in order to understand and identify potential legal matters involved in a transaction with Husky. Effective March 16, 2020, Cenovus engaged RBC Capital Markets and TD Securities to provide financial advisory services in connection with a potential transaction involving Husky. Similarly, Husky engaged Goldman Sachs and CIBC Capital Markets as financial advisors and Osler, Hoskin & Harcourt as external legal counsel to evaluate a business combination with Cenovus.

Preliminary due diligence investigations of each Party based on publicly available information commenced during this time. RBC Capital Markets and TD Securities prepared an analysis of Cenovus’s business plan under different scenarios, conducted a financial review of Husky and similarly situated market participants and provided a capital markets perspective on Cenovus, Husky and other market participants in order to assist Cenovus’s management and the Cenovus Board in connection with evaluating a potential transaction.

As internal discussions among Cenovus senior management progressed, the magnitude of potential perceived synergies between Cenovus and Husky became increasingly apparent. Accordingly, Mr. McKenzie engaged in another conversation with Mr. Peabody on March 22, 2020 to further discuss, on a preliminary basis, the industrial logic and potential benefits of a business combination between the two companies. Subsequent to that conversation, the Parties determined that they should begin negotiating a confidentiality agreement pursuant to which they would permit each other to access certain confidential information that would be relevant to each Party’s evaluation of a potential business combination.

On March 23, 2020, members of senior management of each of Cenovus and Husky met to further discuss the impacts that a potential business combination could have on each company, including the potential synergies that could be realized from such a transaction. During this meeting, Cenovus and Husky had preliminary discussions as to the financial and other parameters of a potential business combination of the two companies and to determine a high-level process to continue reviewing the industrial logic of a business combination.

Following this meeting, Cenovus management, together with its legal and financial advisors, discussed potential structuring alternatives, governance matters and other transaction parameters in connection with a business combination between Cenovus and Husky. Following such discussions, it was determined that Cenovus management would propose non-binding preliminary transaction parameters to Husky in order to further gauge Husky’s interest in a combination.

On March 26, 2020, Cenovus delivered to Husky a draft document setting out preliminary transaction parameters for Husky’s consideration, which included a proposed structure for the business combination and high-level thoughts on proposed governance matters relating to a combined company. Cenovus delivered this document on a preliminary basis in order to determine whether the parties’ interests were aligned on the type of business combination that had previously been discussed and no purchase price or exchange ratio was proposed.

On April 1, 2020, at a special meeting of the Cenovus Board held for the purposes of further evaluating and considering the impact of the COVID-19 pandemic on Cenovus’s business plans, capital spending budget and dividend, Mr. McKenzie provided an update to the Cenovus Board of his discussions with Mr. Peabody, discussions that had taken place between senior management of each of Cenovus and Husky, reviewed the potential for a business combination between the parties and provided senior management’s initial evaluations of such a combination. The Cenovus Board discussed general transaction principles with senior management, including in respect of governance matters, and the Cenovus Board held an in-camera session to review and consider the discussions that had taken place between the Parties to date. It was the consensus of the Cenovus Board that work on a potential combination with Husky should continue with the objective of determining whether there was strong enough mutual interest between the Parties to warrant a more comprehensive due diligence review and further negotiation of potential transaction terms, and directed that senior management of Cenovus should provide ongoing updates to the Cenovus Board when appropriate.

Husky management, together with Osler, Hoskin & Harcourt, Goldman Sachs and CIBC Capital Markets, reviewed the preliminary transaction parameters provided by Cenovus on March 26, 2020 and prepared a revised draft addressing the potential transaction structure and proposed governance, which was delivered to Cenovus on April 3, 2020.

On April 7, 2020, Mr. McKenzie and Mr. Peabody discussed the need to conclude negotiations of, and execute, a mutual confidentiality agreement in order for the parties to commence detailed due diligence investigations of the respective Parties and further explore the potential benefits and synergies that could result from a business combination, including by identifying any regulatory, legal or financial impediments to such a combination. Following such discussions, the Parties concluded negotiations of, and executed, a mutual confidentiality agreement on April 13, 2020 (the “Initial Confidentiality Agreement”). Following execution, each of Cenovus and Husky exchanged initial due diligence requests.

Throughout April, May and June, 2020, each of Cenovus’s and Husky’s management and their respective legal and financial advisors undertook comprehensive reciprocal due diligence investigations of the information that was made available by each of the Parties, which included a review of certain confidential non-public information of the other Party through virtual data rooms, in-person management presentations, written question and answer responses and discussions regarding a proposed business plan for a combined company. Several meetings were held in April and early May to discuss, among other things, the industrial logic of a potential combination of Cenovus and Husky, consider various transaction structures and further evaluate potential governance alternatives for a combined company. During this time, the Cenovus Board and senior management were provided with various memoranda from Bennett Jones outlining various transaction structures and alternatives, as well as the duties and responsibilities of the Cenovus Board in connection with evaluating any potential combination transaction.

During this time, representatives from Cenovus’s senior management team, RBC Capital Markets and TD Securities met regularly to discuss Cenovus’s current business prospects, financial outlook and growth prospects, as well as the financial analysis that the financial advisors were preparing in connection with Cenovus’s then existing business plan under various scenarios. Husky management and Mr. Sixt undertook a similar process with Goldman Sachs and CIBC Capital Markets.

On May 15, 2020, Mr. Alex J. Pourbaix, President & Chief Executive Officer of Cenovus, provided an update to the Cenovus Board of the discussions that had taken place with Mr. Peabody and Mr. Sixt since April and his view that the transaction continued to merit further exploration.

On May 31, 2020, Mr. Sixt delivered to Mr. McKenzie an email setting out certain thoughts as to the method of determination of an appropriate exchange ratio for the business combination and on governance arrangements in the event the transaction was to proceed to completion. Cenovus reviewed this communication with Bennett Jones, RBC Capital Markets and TD Securities and developed a response during the first week of June. This response was delivered on June 8, 2020 and described the foundational commercial and governance principles on which Cenovus believed a combination could be established should the Parties continue to evaluate a potential transaction.

Cenovus and its advisors completed their initial phase of due diligence on June 7, 2020 in advance of a meeting of the Cenovus Board scheduled for June 16, 2020. Prior to the commencement of such meeting of the Cenovus Board, on June 16, 2020, Mr. Sixt communicated to Mr. McKenzie that the evaluation of a transaction between Cenovus and Husky was no longer a priority for Husky and the belief that consideration of a business combination no longer merited further evaluation with any urgency. Notwithstanding this communication, the Cenovus Board met on June 16, 2020 and was provided an update from management on the status of discussions with Husky, the results of due diligence investigations and its evaluation of the merits of a potential combination with Husky. At this meeting, RBC Capital Markets and TD Securities provided their preliminary analysis of a potential combination with Husky as well as a discussion of potential alternatives, including continuing as a standalone entity, market conditions, performance of each of Husky and Cenovus relative to its peers, and the expected market impacts of a transaction between Husky and Cenovus. Such presentation included, among other things, a review of: (i) information concerning the business, operations, assets, financial condition, operating results and prospects of Cenovus and Husky; (ii) historical trading information; (iii) industry forecasts regarding the prices and price trends of oil, natural gas and NGLs; (iv) current and prospective industry, economic and market conditions and trends affecting the various entities; (v) the expected benefits of the various proposals for Cenovus and its stakeholders, including the benefits of not undertaking a transaction with Husky and remaining as a standalone entity; (vi) the risks associated with the completion and non-completion of the various scenarios; and (vii) other alternatives available to Cenovus that may be available that could enhance value for Cenovus’s stakeholders.

Management of Cenovus continued to consider the transaction and conduct its ongoing diligence investigations of Husky. Each Party continued to respond to diligence questions received from the other notwithstanding, since June 16, 2020, no material progress had been made on establishing the principal terms on which a combination of Husky and Cenovus could move forward.

On June 30, 2020, Mr. Pourbaix updated the Cenovus Board and advised them of the then-current status of discussions with Husky. On July 20, 2020, Mr. McKenzie informed Mr. Sixt by email that it was unlikely for Cenovus to be engaged in any material discussions in respect of a combination with Husky in the near term and that it remained focused on the execution of its own business plan. On July 21, 2020, Cenovus provided formal written notice to Husky that it had decided not to proceed with a transaction since, at such time: (i) there had been no agreement in respect of any material terms (indicative or otherwise) of a transaction; (ii) there remained significant outstanding diligence materials that were required for Cenovus’s review and other further examinations necessary in order to determine the viability of any transaction; and (iii) Cenovus did not anticipate dedicating any significant resources to the assessment of a potential transaction and, accordingly, the Parties ceased all discussions at such time. On July 22, 2020, at a regularly scheduled meeting of the Cenovus Board, Cenovus management provided an update indicating that all discussions in respect of a transaction between Cenovus and Husky had ceased.

On August 13, 2020, Mr. Sixt informed Mr. McKenzie and Mr. Pourbaix, of a desire to re-engage in discussions between Husky and Cenovus and continue the review of the industrial logic of a potential business combination. On August 14, 2020, Mr. Pourbaix updated the Cenovus Board with this information and the determination of Cenovus management that it would be willing to re-commence discussions with Husky.

On August 14, 2020, members of senior management of both Parties held a conference call to discuss the renewed interest of the Supporting Husky Shareholders in discussing a business combination transaction and the need to develop plans to complete the necessary work to get to a position where both Parties could make a decision as to whether to proceed with a transaction. During the week of August 17, 2020, the Parties continued discussions on the development of work plans and exchanged due diligence requests.

On August 24, 2020, the Parties executed the Confidentiality Agreement and began preparing responses to due diligence request lists which outlined, from each Party’s perspective, the remaining priority and confirmatory due diligence to be completed in order to advance negotiations.

On August 25, 2020, Mr. McKenzie delivered to Mr. Sixt certain non-binding indicative terms for a proposed transaction, which included proposed terms as between Cenovus and Husky, as well as proposed terms as between Cenovus and each of the Supporting Husky Shareholders. Later that day, Mr. McKenzie and Mr. Sixt discussed the indicative terms proposed by Cenovus and Mr. Sixt stated that he would deliver a formal reply to the proposed indicative terms by the end of the week.

During the week of August 24, 2020, the Parties continued to progress work on a business plan for a combined entity and to identify synergies of a business combination and the potential synergies between Husky and Cenovus continued to be identified. As these discussions progressed, the magnitude of potential synergies between Husky and Cenovus became increasingly evident.

On August 27, 2020, Mr. Sixt delivered to Mr. McKenzie a written letter to explain the key priorities and objectives of each of the Supporting Husky Shareholders in completing a business combination with Cenovus and, on August 28, 2020 delivered to Mr. McKenzie, alternative indicative terms for a transaction.

In early September, the Parties engaged each of DBRS, Fitch, Moody’s and S&P to complete a ratings assessment or evaluation of the credit profile and expected credit rating of the combined company. Members from both Parties, including Mr. Pourbaix, Mr. McKenzie, Mr. Peabody and Jeffrey R. Hart, Husky’s Chief Financial Officer, met virtually with each of the rating agencies to overview the transaction rationale as well as the forecast operating and financial profile of the combined company. Additional information was shared with each of the agencies in follow up conversations and email correspondence through September and October to support the ratings determinations and announcements made by each of the respective agencies following announcement of the transaction.

During the month of September and through until October 14, 2020, the Parties continued with their respective due diligence reviews, in-person management presentations and consultations with their respective financial and legal advisors to further assess the operational and financial status of the other Party, and continued discussions on a possible transaction structure. Discussions also continued on the proposed indicative terms of a business combination, including the exchange ratio, consideration mix and post-closing pro forma ownership of Cenovus, governance related transaction terms, voting, transfer and other standstill restrictions applicable to each of the Supporting Husky Shareholders in respect of the Cenovus Common Shares each would receive under the transaction and the duration of those restrictions. On each of September 2, 28 and 30, 2020, Mr. Pourbaix provided an update to the Cenovus Board on the status of these discussions and material terms that were under consideration by the Parties at such time. Various non-binding draft term sheets were exchanged between and among Husky, each Supporting Husky Shareholder and Cenovus during this period and further discussions took place in respect of such proposals with each Party (and each of the Supporting Husky Shareholders) and their respective legal and financial advisors. On October 10, 2020, the Parties determined that their respective legal advisors should commence drafting and negotiation of definitive agreements. Cenovus and its financial advisors were thereafter provided Husky’s preliminary financial results for the three and nine months ended September 30, 2020 for the purposes of incorporating such results into the Cenovus Board’s and management’s evaluation of the proposed combination and for review and consideration by RBC Capital Markets and TD Securities in connection with the preparation of their respective fairness opinions. Similarly, Husky and its financial advisors were provided with Cenovus’s preliminary financial results for the three and nine months ended September 30, 2020.

On October 12, 2020, the Husky Board received, from Husky’s management and Osler, Hoskin & Harcourt, Goldman Sachs and CIBC Capital Markets, various written materials on the proposed business combination with Cenovus. Those materials included, among other things, (i) a transaction overview; (ii) information pertaining to the business, operations, assets, financial condition, operating results and prospects of Husky and Cenovus; (iii) industry forecasts regarding the price trends of oil and natural gas; (iv) current and prospective industry, economic and market conditions and trends; (v) the strategic rationale for the business combination; (vi) key financial and operational metrics; (vii) a summary of transaction synergies; (viii) financial and operational forecasts of each company and as a combined company; (ix) a summary of the proposed governance of the proposed combined company; (x) ESG considerations for the proposed combined company; and (xi) the risks and the mitigation of those risks of a business combination. Osler, Hoskin & Harcourt provided the Husky Board with a memorandum on their duties and responsibilities in the context of a potential merger transaction. Goldman Sachs and CIBC Capital Markets provided the Husky Board with a capital markets overview relative to the proposed transaction that included, among other things, information pertaining to (i) the relative trading of the two companies’ shares compared to peer companies; (ii) street research forecasts compared to management forecasts for each of Husky and Cenovus; (iii) the potential market, shareholder and other stakeholder implications of a transaction with Cenovus; (iv) market positioning of the combined company relative to industry peers; and (v) financial analysis of the Cenovus Warrants to be issued under the Arrangement.

On October 15, 2020, the Husky Board held information sessions with management and Husky’s financial and legal advisors during which management of Husky and Husky’s financial advisors presented and discussed in more detail the written information provided to the directors on October 12, 2020. Management also discussed the due diligence process that was conducted in respect of the financial and operational status of Cenovus and an indicative timeline for completion of the business combination. Goldman Sachs and CIBC Capital Markets presented the transaction financial and operational metrics in more detail and highlighted the proposed governance structure of the combined company and the voting and transfer restrictions agreed to by the Supporting Husky Shareholders. Osler, Hoskin & Harcourt advised the directors of their duties and responsibilities pertaining to their review of the proposed transaction.

On October 15, 2020, the Cenovus Board met and was provided an update from management on the status of discussions with Husky, a transaction overview (including details and analysis of the proposed forms of consideration payable by Cenovus in connection with the transaction), the results of due diligence investigations and its evaluation of the merits of a potential combination with Husky. At this meeting, RBC Capital Markets and TD Securities provided an analysis of a potential combination with Husky as well as a discussion of potential alternatives, market conditions, recent merger transactions, performance of each of Husky and Cenovus relative to its peers, and the potential market, shareholder and other stakeholder implications of a transaction with Husky. Bennett Jones provided a summary of the foundational terms which had been established between the Parties, the Cenovus Board was advised of the expected regulatory approvals that would need to be obtained in connection with the proposed combination and the timeline for completing such a transaction, and Bennett Jones further advised the Cenovus Board with respect to its duties and responsibilities in the context of the potential transaction. The materials presented by management, Bennett Jones, RBC Capital Markets and TD Securities at this meeting also included, among other things, (i) information pertaining to the business, operations, assets, financial condition, operating results and prospects of Cenovus and Husky, including information relating to the preliminary financial results of each of Cenovus and Husky for the three and nine months ended September 30, 2020; (ii) industry forecasts regarding the price trends of oil, natural gas and NGLs; (iii) current and prospective industry, economic and market conditions and trends; (iv) the strategic rationale for the business combination; (v) key financial and operational metrics; (vi) a summary of transaction synergies; (vii) financial and operational forecasts of each company and as a combined company; (viii) a summary of the proposed governance of the proposed combined company; (ix) ESG considerations for the proposed combined company; (x) the potential market, shareholder and other stakeholder implications of a transaction with Husky; (xi) employment considerations; and (xii) the risks and the mitigation of those risks of a business combination. After due consideration of a number of strategic, financial, operational and other factors, including the ability of the Cenovus Board to consider and respond to Acquisition Proposals on the specific terms and conditions set forth in the Arrangement Agreement, and to accept a Superior Proposal in certain circumstances, the Cenovus Board provided guidance on several of the outstanding items for negotiation and directed management to continue to negotiate with Husky and develop definitive agreements to implement a combination transaction on the basis of the foundational terms which had been established.

From October 15 through to October 24, 2020, the Parties, in consultation with their respective legal and financial advisors, exchanged drafts of the definitive agreements necessary to implement the proposed transaction and continued to negotiate outstanding key terms in the Arrangement Agreement, the Support Agreements and the Standstill Agreements.

On October 23, 2020, the Husky Board met and received an update from management on the structure of the proposed business combination and management’s recommendation to proceed with the transaction. Goldman Sachs provided the Husky Board with its detailed financial analysis and advice to the Husky Board in respect of the proposed Arrangement and delivered their verbal opinion to the Husky Board, subsequently confirmed by delivery of a written opinion dated October 24, 2020, that, as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the Consideration to be paid to the Husky Common Shareholders under the Arrangement was fair, from a financial point of view, to the Husky Common Shareholders. CIBC Capital Markets provided the Husky Board with its detailed financial analysis and advice to the Husky Board in respect of the proposed Arrangement and delivered their verbal opinions that, as of the date thereof and based upon and subject to various assumptions, qualifications and limitations, they were of the opinion that the consideration to be received by the Husky Shareholders under the Arrangement is fair, from a financial point of view, to the Husky Shareholders. The financial analysis provided by each of Goldman Sachs and CIBC Capital Markets included, among other things, information pertaining to (i) share price performance and trading liquidity of the shares of each of Husky and Cenovus; (ii) a comparison to peer company financial performance; (iii) commodity and foreign exchange pricing scenarios; (iv) a Husky standalone analysis; (v) an overview of the capital structure and liquidity of the proposed combined company; and (v) financial projections for the proposed combined company that were prepared by management of Husky and approved for the use of the financial advisors by Husky. In assessing the fairness opinions from each of Goldman Sachs and CIBC Capital Markets, the Husky Board considered and assessed the independence of each of Goldman Sachs and CIBC Capital Markets, taking into account that a substantial portion of the fees payable to each of them for their services is contingent upon completion of the Arrangement. Osler, Hoskin & Harcourt reviewed again for the Husky Board its fiduciary duties and responsibilities pertaining to their review of the proposed transaction, those stakeholders primarily impacted by the Arrangement and those matters that could be considered in their deliberations on approval of the transaction. Osler, Hoskin & Harcourt also provided a detailed review of the terms and conditions of the Arrangement Agreement. Following these discussions and after the Husky Board carefully evaluated the terms of the Arrangement Agreement, and considered, among other things, the Cenovus Termination Amount, the verbal fairness opinions of Goldman Sachs and CIBC Capital Markets, the impact of the proposed transaction on the various stakeholders of Husky and all of the materials presented to them, the Husky Board unanimously: (i) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Husky; (ii) determined that the consideration to be received by the Husky Shareholders pursuant to the Arrangement is fair to the Husky Shareholders; (iii) approved the Arrangement Agreement; (iv) recommended that Husky Common Shareholders and Husky Optionholders vote in favour of the Arrangement Resolution; and (v) recommended that Husky Preferred Shareholders vote in favour of the Preferred Shareholder Resolution.

On October 24, 2020, the Cenovus Board met with senior management, Bennett Jones, RBC Capital Markets and TD Securities to review and consider the specific transaction terms that had been negotiated, the merits to Cenovus of entering into such a transaction and the proposed final terms of the definitive transaction documents and the approval of the Arrangement. At this meeting, the Cenovus Board received the results of Cenovus’s final due diligence investigations, an update on the negotiations with Husky and senior management advised the Cenovus Board on the resolution of the final matters under negotiation. In addition, each of Bennett Jones, RBC Capital Markets and TD Securities updated the Cenovus Board with the material developments with respect to each of the matters discussed at the October 15, 2020 meeting of the Cenovus Board, including further considerations of the stakeholders that would be impacted by a transaction. Bennett Jones further reviewed for the Cenovus Board its fiduciary duties and responsibilities in connection with the Cenovus Board’s evaluation of the Arrangement and reviewed in detail the substantively finalized terms and conditions of each of the definitive transaction documents, including, without limitation, the Arrangement Agreement. Each of RBC Capital Markets and TD Securities provided the Cenovus Board with its detailed financial analysis and advice to the Cenovus Board in respect of the proposed Arrangement and delivered its verbal opinion that, as of the date thereof and based upon and subject to various assumptions, qualifications and limitations, it was of the opinion that the Consideration to be paid by Cenovus pursuant to the Arrangement was fair, from a financial point of view, to Cenovus. The Cenovus Board then reviewed the negotiation process with management and Bennett Jones and discussed the proposed final terms of definitive transaction documents, including, without limitation, the Arrangement Agreement, as well as the verbal fairness opinions delivered by RBC Capital Markets and TD Securities. In connection with its review of the fairness opinions delivered by RBC Capital Markets and TD Securities, the Cenovus Board considered whether there were any relationships or arrangements between the financial advisors and Cenovus that may be relevant to any perception of lack of independence and the compensation arrangement between the financial advisors and Cenovus taking into account that a substantial portion of the fees payable to each of them for their services is contingent upon completion of the Arrangement. Following these discussions and after receiving the advice and analysis provided by Bennett Jones, RBC Capital Markets and TD Securities, and after the Cenovus Board carefully evaluated the proposed final terms of definitive transaction documents, including, without limitation, the Arrangement Agreement, including the ability of the Cenovus Board to consider and respond to Acquisition Proposals on the specific terms and conditions set forth in the Arrangement Agreement, and to accept a Superior Proposal in certain circumstances, and considered, among other things, the Husky Termination Amount, the verbal fairness opinions of RBC Capital Markets and TD Securities, the impact of the proposed transaction on the various stakeholders of Cenovus and all of the materials presented to them, the Cenovus Board unanimously: (i) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Cenovus; (ii) determined that the consideration to be paid by Cenovus pursuant to the Arrangement is fair, from a financial point of view, to Cenovus; (iii) approved the Arrangement Agreement, the Support Agreements and the Standstill Agreements and the transactions contemplated thereby; and (iv) recommended that Cenovus Common Shareholders vote in favour of the Share Issuance Resolution.

On October 24, 2020, the Arrangement Agreement, the Support Agreements and the Standstill Agreements were executed and delivered. Thereafter, a joint news release of Husky and Cenovus announcing the proposed Arrangement was disseminated in the morning of October 25, 2020.

On November 4 and November 5, 2020, respectively, the Cenovus Board and the Husky Board each approved the contents and mailing of this Information Circular to Husky Common Shareholders, Husky Preferred Shareholders, Husky Optionholders and Cenovus Common Shareholders, and respectively ratified their recommendations to Husky Shareholders, Husky Optionholders and Cenovus Common Shareholders with respect to the Arrangement.

On November 9, 2020, the Court granted the Interim Order which is attached as Appendix F to this Information Circular.

Reasons for the Arrangement

Husky Board

In determining that the Arrangement is in the best interests of Husky and that the Arrangement is fair to the Husky Shareholders, and in recommending to Husky Shareholders and Husky Optionholders that they approve the Arrangement, the Husky Board considered and relied upon a number of factors, including, among others, the following:

Highly Complementary Integrated and Diversified Portfolio

The assets of the combined company will result in a more diversified geographic and product portfolio supporting stability of cash flow and opportunities for enhanced free funds flow. The combined company will unlock market opportunities by uniting high-quality and low-cost oil sands and heavy oil assets with extensive midstream and downstream infrastructure providing ability to optimize margin capture across the heavy oil value chain. The transaction will result in processing capacity and egress out of Alberta for the majority of the combined company’s oil sands and heavy oil production, positioning low exposure to Alberta oil pricing while maintaining healthy exposure to global commodity prices. Cash flow stability of the combined entity will be further underpinned by the global exposure of Husky’s offshore Asia Pacific natural gas production interests, which currently generate approximately $1 billion in annual free funds flow through sales largely under long-term contracts.

The combined company will be the third largest Canadian-based oil and natural gas producer, with approximately 750,000 boe/d of low-cost oil and natural gas production. It will be the second largest Canadian-based refiner and upgrader, with total North American upgrading and refining capacity of approximately 660,000 bbls/d, which includes approximately 350,000 bbls/d of heavy oil conversion capacity. The combined company will have approximately 265,000 bbls/d of current takeaway capacity out of Alberta on existing major pipelines and approximately 305,000 bbls/d of committed capacity on planned pipelines. In addition, it will have approximately 16 million barrels of crude oil storage capacity and crude-by-rail assets providing approximately 120,000 bbls/d takeaway optionality.

Annual Corporate and Operating Synergies and Improved Capital Allocation Opportunities

An estimated $1.2 billion of incremental annual free funds flow, including approximately $600 million in annual corporate and operating synergies and approximately $600 million in annual sustaining capital allocation synergies, are achievable independent of commodity prices. The approximately $600 million in annual corporate and operating cost synergies are expected through material reductions in combined workforce and corporate overhead costs, including streamlined IT systems and procurement savings through economies of scale. Immediate efficiencies are also expected by implementing best practices from each company, including applying Cenovus’s operating expertise to Husky’s oil sands assets, leveraging the increased portfolio’s scale in the Deep Basin and pursuing commercial and contract-related efficiencies on midstream marketing and blending opportunities. The vast majority of the annual savings are expected to be achieved in the first year of combined operations, with the full amount of the annual run rate synergies anticipated within year two. Over the longer term, Cenovus and Husky anticipate additional cost savings and margin enhancements based on further physical integration, including connecting upstream assets with the upgrading complex at Lloydminster, Saskatchewan, storage and blending operations at Hardisty, Alberta and the large U.S. refining assets in PADD 2 and PADD 3. The integration of Cenovus’s upstream assets with Husky’s downstream and midstream portfolio is expected to also shorten the value chain and reduce condensate costs associated with heavy oil transportation over the longer term. These longer term anticipated synergies are not included in the estimated $1.2 billion annual synergies anticipated in the first two years of combined operations.

Enhanced Free Funds Flow Generation and Investment Grade Metrics

The combined company is expected to be free funds flow breakeven in 2021 at WTI prices of approximately US$36.00/bbl, and expects to reduce free funds flow breakeven to less than WTI US$33.00/bbl by 2023, which is lower than either company on a standalone basis. The combined company’s priority will be to maximize free funds flow by focusing investments on sustaining capital expenditures. Based on the assumptions contained in this Information Circular, free funds flow generation will position the combined company to achieve a Net Debt to Adjusted EBITDA target of less than 2.0 times by 2022, without the need for asset dispositions. With the combined company’s low free funds flow breakeven threshold, the combined company will offer an accelerated deleveraging capability relative to either company on a standalone basis.

The resulting low funds flow volatility, breakeven price and corporate sustaining costs of the combined company supports an investment grade credit profile and a lower cost of capital through the commodity price cycle. Based on the assumptions contained in this Information Circular, the combined company is expected to have ample current liquidity with $8.5 billion in undrawn committed credit facilities and no bond maturities until 2022. Furthermore, the estimated $1.2 billion of incremental annual free funds flow from identified near-term synergies is expected to accelerate balance sheet deleveraging.

After achieving its balance sheet objectives, the combined company’s free funds flow profile is expected to enable sustainable growth in shareholder distributions and a returns-focused organic capital investment program with residual free funds flow. Following completion of the Arrangement, Cenovus and Husky anticipate approval by the board of directors of the combined company of a quarterly dividend of $0.0175 per share.

Increased Scale

The size of the combined company is expected to allow it to leverage increased economies of scale to better compete in an increasingly consolidated energy industry.

The combined company is expected to sustain production levels of approximately 750,000 boe/d. The anticipated annual sustaining capital requirements to support the combined company’s upstream production and downstream operations is approximately $2.4 billion, a reduction of more than $600 million per year compared to the two companies on a standalone basis. Furthermore, the combined company’s expanded portfolio is expected to enable more efficient, returns-focused capital allocation. With an estimated proved plus probable reserves life index of approximately 33 years, consisting mostly of low-cost reserves, the combination is expected to result in reduced re-investment risk to sustain production at current levels.

Uncompromising Commitment to Safety and ESG Leadership

Cenovus’s and Husky’s commitments to world-class safety performance and environmental, social and governance (ESG) leadership will remain core to the combined company. This will include ambitious ESG targets, robust management systems and transparent performance reporting. The combined company will continue working to earn a position as a global energy supplier of choice by advancing clean technology and reducing emissions intensity. This includes maintaining the ambition established by each company of achieving net zero emissions by 2050. The combined company will also make it a priority to continue building upon the strong local community relationships already established by both Cenovus and Husky, with a focus on Indigenous economic reconciliation. Striking the right balance among environmental, economic and social considerations will continue to be central to the combined company’s strategy of creating long-term value and business resilience.

The targets that each of Cenovus and Husky released earlier this year for key ESG focus areas are the products of robust processes to ensure alignment with the companies’ business plans and strategies. Leading safety practices, strong governance and advancing diversity and inclusion will remain central to the combined company’s ESG commitments.

Consideration of Alternatives

The Husky Board carefully considered current industry, economic and market conditions and outlooks, including prevailing commodity prices and their expectations of the future prospects of the businesses in which Husky and Cenovus operate, as well as the impact of the Arrangement on affected stakeholders. In light of the risks and potential benefits associated with Husky continuing to execute its business and strategic plan as a standalone entity, as opposed to the Arrangement or other potential transactions which may offer increased stakeholder value, the Husky Board determined that the combined company will be better positioned to pursue a value maximizing strategy as a result of the anticipated benefits of the Arrangement.

Strong Leadership Team

Management responsibilities within the combined company will be allocated among a proven management team reflecting the strengths of both organizations, with a track record of strong safety performance, operational excellence and cost and capital discipline, along with upstream, downstream and midstream expertise. Following completion of the Arrangement, Alex J. Pourbaix, the current President & Chief Executive Officer of Cenovus, will serve as President & Chief Executive Officer of the combined company. Further, Jeffrey R. Hart, the current Chief Financial Officer of Husky, will serve as Executive Vice-President & Chief Financial Officer of the combined company, and Jonathan M. McKenzie, the current Executive Vice-President & Chief Financial Officer of Cenovus, will serve as Executive Vice-President & Chief Operating Officer of the combined company. Keith A. MacPhail, the current Chair of the Cenovus Board, will serve as Independent Board Chair of the combined company. The remainder of senior management will be selected from each of Cenovus and Husky and named prior to the completion of the Arrangement.

Premium

The Consideration, being the number of Cenovus Common Shares and Cenovus Warrants being offered to Husky Common Shareholders in respect of the Husky Common Shares, implies a premium for Husky Common Shareholders as of the date of the announcement of the Arrangement Agreement. On October 25, 2020, the date of the announcement of the transaction, the Consideration to be received by Husky Common Shareholders represented a premium of 21% to the five-day volume weighted average price of the Husky Common Shares on the TSX on October 23, 2020 (excluding the Cenovus Warrants) and a premium of approximately 23% to the closing price of the Husky Common Shares on the TSX on October 23, 2020 (with an implied price of $3.90 per Husky Common Share and including the Cenovus Warrants).

Significant Shareholder Support

In considering the Arrangement, the Husky Board was aware of the views of a number of its largest shareholders which were supportive of Husky engaging in M&A activity. The Arrangement is supported by Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l., the Supporting Husky Shareholders, which hold approximately 40.19% and 29.32%, respectively, of the issued and outstanding Husky Common Shares. Each Supporting Husky Shareholder has entered into a separate hard lock-up agreement with Cenovus, pursuant to which such Supporting Husky Shareholder has irrevocably agreed to vote in favour of the Arrangement at the Husky Meeting, except in limited circumstances. See “Effect of the Arrangement – Support Agreements”.

Husky Fairness Opinions

The Husky Board considered the Goldman Sachs Fairness Opinion and the CIBC Common Shareholder Fairness Opinion, each to the effect that, as of October 24, 2020 and October 23, 2020, respectively, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by Husky Common Shareholders was fair, from a financial point of view, to the Husky Common Shareholders, taking into account the independence of Goldman Sachs and CIBC Capital Markets, as applicable, and the compensation payable to Goldman Sachs and CIBC Capital Markets, as applicable, upon completion of the Arrangement.

The Husky Board also considered the CIBC Preferred Shareholder Fairness Opinion to the effect that, as of October 23, 2020, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Husky Preferred Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Husky Preferred Shareholders, taking into account the independence of CIBC Capital Markets and the compensation payable to CIBC Capital Markets upon completion of the Arrangement.

Tax Considerations

The Arrangement is structured in a way so that Husky Shareholders will generally be entitled to an automatic tax deferral for Canadian federal income tax purposes for the portion of their Husky Common Shares or for their Husky Preferred Shares, as applicable, which are exchanged for Cenovus Common Shares or Cenovus Preferred Shares, as the case may be, pursuant to the Arrangement. Husky Shareholders who do not wish to benefit from the tax deferral are also entitled to elect out of such treatment on their tax returns. See the discussion under the section “Certain Canadian Federal Income Tax Considerations” for further information.

Termination Protections

The appropriateness of the ability of Husky to terminate the Arrangement Agreement and receive the Husky Termination Amount payable from Cenovus to Husky, as consideration for the disposition by Husky of its rights under the Arrangement Agreement, in certain circumstances, including in the event that: (a) the Cenovus Board fails to unanimously recommend that Cenovus Common Shareholders vote in favour of the Share Issuance Resolution and the Arrangement Agreement is terminated by Husky; (b) Cenovus accepts a Superior Proposal; or (c) the Arrangement Agreement is terminated because the Cenovus Common Shareholders do not approve the Share Issuance Resolution where prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Cenovus has been announced, proposed, disclosed, offered or made and, within 12 months following the date of such termination, the Cenovus Board recommends an Acquisition Proposal, the Cenovus Board enters into a definitive agreement in respect of any Acquisition proposal, or Cenovus consummates any transaction in respect of an Acquisition Proposal.

Definitive Agreement Terms and Conditions

The fact that the Arrangement Agreement was the result of a comprehensive negotiation process with Cenovus and includes terms and conditions that are reasonable in the judgment of the Husky Board. The Husky Board also believes that the “deal protection” provisions in the Arrangement Agreement are reasonable in the circumstances and were negotiated at length with Cenovus in conjunction with the consideration of the other terms and conditions of the Arrangement, including the Consideration and related premium to the trading price of Husky Common Shares.

Equal Treatment of Husky Common Shareholders

The fact that the terms of the Arrangement do not provide any Husky Common Shareholder with a “collateral benefit” within the meaning of MI 61-101 and provide all Husky Shareholders with identical consideration for their Husky Common Shares.

The information and factors described above and considered by the Husky Board in reaching its determinations and making its approvals are not intended to be exhaustive but include material factors considered by the Husky Board. In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the Husky Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Husky Board may have given different weight to different factors.

See “The Arrangement – Recommendation of the Husky Board”.

Cenovus Board

In determining that the Arrangement is in the best interests of Cenovus and that the consideration to be paid by Cenovus pursuant to the Arrangement is fair, from a financial point of view, to Cenovus, and in recommending to Cenovus Common Shareholders that they approve the Share Issuance Resolution, the Cenovus Board considered and relied upon a number of factors, including, among others, the following:

Highly Complementary Integrated and Diversified Portfolio

The assets of the combined company will result in a more diversified geographic and product portfolio supporting stability of cash flow and opportunities for enhanced free funds flow. The combined company will unlock market opportunities by uniting high-quality and low-cost oil sands and heavy oil assets with extensive midstream and downstream infrastructure providing ability to optimize margin capture across the heavy oil value chain. The transaction will result in processing capacity and egress out of Alberta for the majority of the combined company’s oil sands and heavy oil production, positioning low exposure to Alberta oil pricing while maintaining healthy exposure to global commodity prices. Cash flow stability of the combined entity will be further underpinned by the global exposure of Husky’s offshore Asia Pacific natural gas production interests, which currently generate approximately $1 billion in annual free funds flow through sales largely under long-term contracts.

The combined company will be the third largest Canadian-based oil and natural gas producer, with approximately 750,000 boe/d of low-cost oil and natural gas production. It will be the second largest Canadian-based refiner and upgrader, with total North American upgrading and refining capacity of approximately 660,000 bbls/d, which includes approximately 350,000 bbls/d of heavy oil conversion capacity. The combined company will have approximately 265,000 bbls/d of current takeaway capacity out of Alberta on existing major pipelines and approximately 305,000 bbls/d of committed capacity on planned pipelines. In addition, it will have approximately 16 million barrels of crude oil storage capacity and crude-by-rail assets providing approximately 120,000 bbls/d takeaway optionality.

Annual Corporate and Operating Synergies and Improved Capital Allocation Opportunities

An estimated $1.2 billion of incremental annual free funds flow, including approximately $600 million in annual corporate and operating synergies and approximately $600 million in annual sustaining capital allocation synergies, are achievable independent of commodity prices. The approximately $600 million in annual corporate and operating cost synergies are expected through material reductions in combined workforce and corporate overhead costs, including streamlined IT systems and procurement savings through economies of scale. Immediate efficiencies are also expected by implementing best practices from each company, including applying Cenovus’s operating expertise to Husky’s oil sands assets, leveraging the increased portfolio’s scale in the Deep Basin and pursuing commercial and contract-related efficiencies on midstream marketing and blending opportunities. The vast majority of the annual savings are expected to be achieved in the first year of combined operations, with the full amount of the annual run rate synergies anticipated within year two. Over the longer term, Cenovus and Husky anticipate additional cost savings and margin enhancements based on further physical integration, including through connecting upstream assets with the upgrading complex at Lloydminster, Saskatchewan, storage and blending operations at Hardisty, Alberta and the large U.S. refining assets in PADD 2 and PADD 3. The integration of Cenovus’s upstream assets with Husky’s downstream and midstream portfolio is expected to also shorten the value chain and reduce condensate costs associated with heavy oil transportation over the longer term. These longer term anticipated synergies are not included in the estimated $1.2 billion annual synergies anticipated in the first two years of combined operations.

Enhanced Free Funds Flow Generation and Investment Grade Metrics

The combined company is expected to be free funds flow breakeven in 2021 at WTI prices of approximately US$36.00/bbl, and expects to reduce free funds flow breakeven to less than WTI US$33.00/bbl by 2023, which is lower than either company on a standalone basis. The combined company’s priority will be to maximize free funds flow by focusing investments on sustaining capital expenditures. Based on the assumptions contained in this Information Circular, free funds flow generation will position the combined company to achieve a Net Debt to Adjusted EBITDA target of less than 2.0 times by 2022, without the need for asset dispositions. With the combined company’s low free funds flow breakeven threshold, the combined company will offer an accelerated deleveraging capability relative to either company on a standalone basis.

The resulting low funds flow volatility, breakeven price and corporate sustaining costs of the combined company supports an investment grade credit profile and a lower cost of capital through the commodity price cycle. Based on the assumptions contained in this Information Circular, the combined company is expected to have ample current liquidity with $8.5 billion in undrawn committed credit facilities and no bond maturities until 2022. Furthermore, the estimated $1.2 billion of incremental annual free funds flow from identified near-term synergies is expected to accelerate balance sheet deleveraging.

After achieving its balance sheet objectives, the combined company’s free funds flow profile is expected to enable sustainable growth in shareholder distributions and a returns-focused organic capital investment program with residual free funds flow. Following completion of the Arrangement, Cenovus and Husky anticipate approval by the board of directors of the combined company of a quarterly dividend of $0.0175 per share.

Increased Scale

The size of the combined company is expected to allow it to leverage increased economies of scale to better compete in an increasingly consolidated energy industry.

The combined company is expected to sustain production levels of approximately 750,000 boe/d. The anticipated annual sustaining capital requirements to support the combined company’s upstream production and downstream operations is approximately $2.4 billion, a reduction of more than $600 million per year compared to the two companies on a standalone basis. Furthermore, the combined company’s expanded portfolio is expected to enable more efficient, returns-focused capital allocation. With an estimated proved plus probable reserves life index of approximately 33 years, consisting mostly of low-cost reserves, the combination is expected to result in reduced re-investment risk to sustain production at current levels.

Uncompromising Commitment to Safety and ESG Leadership

Cenovus’s and Husky’s commitments to world-class safety performance and environmental, social and governance (ESG) leadership will remain core to the combined company. This will include ambitious ESG targets, robust management systems and transparent performance reporting. The combined company will continue working to earn a position as a global energy supplier of choice by advancing clean technology and reducing emissions intensity. This includes maintaining the ambition established by each company of achieving net zero emissions by 2050. The combined company will also make it a priority to continue building upon the strong local community relationships already established by both Cenovus and Husky, with a focus on Indigenous economic reconciliation. Striking the right balance among environmental, economic and social considerations will continue to be central to the combined company’s strategy of creating long-term value and business resilience.

The targets that each of Cenovus and Husky released earlier this year for key ESG focus areas are the products of robust processes to ensure alignment with the companies’ business plans and strategies. Leading safety practices, strong governance and advancing diversity and inclusion will remain central to the combined company’s ESG commitments.

Consideration of Alternatives

The Cenovus Board carefully considered current industry, economic and market conditions and outlooks, including prevailing commodity prices and their expectations of the future prospects of the businesses in which Cenovus and Husky operate, as well as the impact of the Arrangement on affected stakeholders. In light of the risks and potential benefits associated with Cenovus continuing to execute its business and strategic plan as a standalone entity, as opposed to the Arrangement or other potential transactions which may offer increased stakeholder value, the Cenovus Board determined that the combined company will be better positioned to pursue a value maximizing strategy as a result of the anticipated benefits of the Arrangement.

Strong Leadership Team

Management responsibilities within the combined company will be allocated among a proven management team reflecting the strengths of both organizations, with a track record of strong safety performance, operational excellence and cost and capital discipline, along with upstream, downstream and midstream expertise. Following completion of the Arrangement, Alex J. Pourbaix, the current President & Chief Executive Officer of Cenovus, will serve as President & Chief Executive Officer of the combined company. Further, Jeffrey R. Hart, the current Chief Financial Officer of Husky, will serve as Executive Vice-President & Chief Financial Officer of the combined company, and Jonathan M.

McKenzie, the current Executive Vice-President & Chief Financial Officer of Cenovus, will serve as Executive Vice-President & Chief Operating Officer of the combined company. Keith A. MacPhail, the current Chair of the Cenovus Board, will serve as Independent Board Chair of the combined company. The remainder of senior management will be selected from each of Cenovus and Husky and named prior to the completion of the Arrangement.

Cenovus Fairness Opinions

The Cenovus Board considered the RBC Fairness Opinion to the effect that, as of October 24, 2020, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Cenovus was fair, from a financial point of view, to Cenovus, taking into account the independence of RBC Capital Markets and the compensation payable to RBC Capital Markets upon completion of the Arrangement. The Cenovus Board considered the TD Fairness Opinion to the effect that, as of October 24, 2020, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Cenovus was fair, from a financial point of view, to Cenovus, taking into account the independence of TD Securities and the compensation payable to TD Securities upon completion of the Arrangement.

Significant Husky Shareholder Support

The Arrangement is supported by Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l., the Supporting Husky Shareholders, which hold approximately 40.19% and 29.32%, respectively, of the issued and outstanding Husky Common Shares. Each Supporting Husky Shareholder has entered into a separate hard lock-up agreement with Cenovus, pursuant to which such Supporting Husky Shareholder has irrevocably agreed to vote in favour of the Arrangement at the Husky Meeting, except in limited circumstances. See “Effect of the Arrangement – Support Agreements”.

Tax Considerations

The Arrangement will not result in a taxable event for Cenovus Common Shareholders.

Termination Protections

The appropriateness of Cenovus’s ability to terminate the Arrangement Agreement and receive the Cenovus Termination Amount payable from Husky to Cenovus, as consideration for the disposition by Cenovus of its rights under the Arrangement Agreement, in certain circumstances, including in the event that: (a) the Husky Board fails to unanimously recommend that Husky Shareholders and Husky Optionholders vote in favour of the Arrangement and the Arrangement Agreement is terminated by Cenovus; (b) Husky accepts a Superior Proposal; or (c) the Arrangement Agreement is terminated because the Husky Common Shareholders and Husky Optionholders do not approve the Arrangement Resolution where prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Husky has been announced, proposed, disclosed, offered or made and, within 12 months following the date of such termination, the Husky Board recommends an Acquisition Proposal, the Husky Board enters into a definitive agreement in respect of any Acquisition proposal, or Husky consummates any transaction in respect of an Acquisition Proposal.

The information and factors described above and considered by the Cenovus Board in reaching its determinations and making its approvals are not intended to be exhaustive but include material factors considered by the Cenovus Board. In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the Cenovus Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Cenovus Board may have given different weight to different factors.

See “The Arrangement – Recommendation of the Cenovus Board”.

Attributes of the Combined Company

Husky and Cenovus anticipate the combination will create a resilient integrated energy leader with a total enterprise value of approximately $23.6 billion (calculated as at the date of the announcement of the Arrangement) with a cost-and-market-advantaged asset portfolio, which can prioritize free funds flow generation, balance sheet strength and returns to shareholders.

The combined company is expected to sustain production levels of approximately 750,000 boe/d. The anticipated annual sustaining capital requirements to support the combined company’s upstream production and downstream operations is approximately $2.4 billion, a reduction of more than $600 million per year compared to the two companies on a standalone basis. Furthermore, the combined company’s expanded portfolio is expected to enable more efficient, returns-focused capital allocation. With an estimated proved plus probable reserves life index of approximately 33 years, consisting mostly of low-cost reserves, the combination is expected to result in reduced re-investment risk to sustain production at current levels.

The Combined Company will be an Industry-Leading Integrated Canadian Energy Company

The combined company will be the third largest Canadian-based oil and natural gas producer, with approximately 750,000 boe/d of low-cost oil and natural gas production, and is expected to generate an estimated $1.2 billion of incremental annual free funds flow. The combined company will benefit from an integrated business model and will be the second largest Canadian-based refiner and upgrader, with total North American upgrading and refining capacity of approximately 660,000 bbls/d, which includes approximately 350,000 bbls/d of heavy oil conversion capacity. The combined company will have approximately 265,000 bbls/d of current takeaway capacity out of Alberta on existing major pipelines and approximately 305,000 bbls/d of committed capacity on planned pipelines. In addition, it will have approximately 16 million barrels of crude oil storage capacity and crude-by-rail assets providing approximately 120,000 bbls/d takeaway optionality.

The Combined Company will have an Enhanced Free Funds Flow and Earnings Profile

Further improving cost structure, Husky’s and Cenovus’s complementary operations provide the opportunity to unlock an estimated $1.2 billion of annual free funds flow, including approximately $600 million in annual corporate and operating synergies and approximately $600 million in annual sustaining capital allocation synergies, which are achievable independent of commodity prices.

These synergies are the product of Cenovus’s and Husky’s rigorous and disciplined evaluation process to identify the specific efficiencies that can be gained.

The vast majority of the annual savings are expected to be achieved in the first year of combined operations, with the full amount of the annual run rate synergies anticipated within year two. Over the longer term, Cenovus and Husky anticipate additional cost savings and margin enhancements based on opportunities for further physical integration of the upstream and downstream heavy oil assets, including through strategically located upstream assets with integration to the upgrading complex at Lloydminster, Saskatchewan, large U.S. refining assets in PADD 2 and PADD 3, and storage and blending operations at Hardisty, Alberta. The integration of Cenovus’s upstream assets with Husky’s downstream and midstream portfolio is expected to also shorten the value chain and reduce condensate costs associated with heavy oil transportation over the longer term. These longer term anticipated synergies are not included in the estimated $1.2 billion annual synergies anticipated in the first two years of combined operations.

The Combined Company will have a Strong Balance Sheet and Lower Financial Risk

The combined company is anticipated to have the ability to sustain its operations with less capital expenditures and lower risk than either Husky or Cenovus could individually. The combined company’s sustaining capital requirement is expected to be reduced by approximately $600 million from the approximately $3.0 billion per year combined the companies anticipated investing as standalone entities to approximately $2.4 billion per year to sustain production levels and downstream capacity at current levels.

The combined company is expected to be free funds flow breakeven in 2021 at WTI prices of approximately US$36.00/bbl, and expects to reduce free funds flow breakeven to less than WTI US$33.00/bbl by 2023, which is lower than either company on a standalone basis.

The combined company’s priority will be to maximize free funds flow by focusing investments on sustaining capital expenditures. Based on the assumptions contained in this Information Circular, free funds flow generation will position the combined company to achieve a Net Debt to Adjusted EBITDA target of less than 2.0 times by 2022, without the need for asset dispositions.

With the combined company’s low free funds flow breakeven threshold, the combined company will offer an accelerated deleveraging capability relative to either company on a standalone basis.

The Combined Company will have a Low-Cost, Low-Decline Upstream Portfolio, which Allows it to Prioritize Free Funds Flow Generation, Balance Sheet Strength and Returns to Shareholders

The funds flow profile of the combined company is expected to support an investment grade credit profile, a lower cost of capital through the commodity price cycle, and an acceleration of reduction in leverage. The combined company’s capital priorities following completion of the Arrangement are expected to include:

•	maintaining safe and reliable operations;

•	paying a quarterly dividend, which, subject to the Cenovus Board’s approval, is anticipated to initially be set at $0.0175 per share following completion of the Arrangement;

•	maintaining balance sheet strength, with a targeted Net Debt to Adjusted EBITDA ratio of less than 2.0 times at low cycle commodity prices;

•	providing incremental return of capital to shareholders through share buybacks or sustainable increases in dividends; and

•	reinvesting in the business with a disciplined focus on full cycle earnings and returns.

In support of these capital priorities, in addition to expected cash on hand, the combined company is expected to have access to $8.5 billion in undrawn committed credit facilities and no bond maturities until 2022.

The Combined Company will Result in Integration for Greater Margin Capture, Improved Market Access and Reduced Volatility

Following completion of the Arrangement, the combined company will have an attractive combination of long-life and cash flow generating assets with future development potential. The combined company’s highly complementary integrated portfolio will be anchored by four free funds flow generating businesses:

•	Thermal Oil assets, with stable, low-decline and low-cost oil production;

•

an extensive Midstream and Downstream network, including the Lloydminster upgrading and refining hub and approximately 230,000 bbls/d of heavy processing capacity in PADD 2, allowing the combined company to capture the full value chain margin and providing marketing optionality;

•	high netback Asia Pacific assets, generating approximately $1 billion in annual free funds flow through long-term gas supply contracts and low-cost production; and

•	attractive short-cycle development opportunities including Deep Basin oil and gas, liquids-rich Montney.

The combined company is anticipated to have strong cash flow from current crude oil, natural gas and NGLs production of approximately 750,000 boe/d (based on average daily production of Cenovus and Husky for the quarter ended September 30, 2020) and North American throughput refining capacity of approximately 650,000 bbls/d (based on the nameplate combined refining capacity of Cenovus and Husky for the quarter ended September 30, 2020). Additionally, the combined company’s integrated asset portfolio of downstream and midstream assets will, among other things, limit its exposure to WCS to WTI differentials, thereby reducing volatility and risk.

The Combined Company will be Committed to Safety and ESG Leadership

Cenovus’s and Husky’s commitments to world-class safety performance and environmental, social and governance (ESG) leadership will remain core to the combined company. This will include ambitious ESG targets, robust management systems and transparent performance reporting. The combined company will continue working to earn a position as a global energy supplier of choice by advancing clean technology and reducing emissions intensity. This includes maintaining the ambition established by each company of achieving net zero emissions by 2050. The combined company will also make it a priority to continue building upon the strong local community relationships already established by both Cenovus and Husky, with a focus on Indigenous economic reconciliation. Striking the right balance among environmental, economic and social considerations will continue to be central to the combined company’s strategy of creating long-term value and business resilience.

The targets that each of Cenovus and Husky released earlier this year for key ESG focus areas are the products of robust processes to ensure alignment with the companies’ business plans and strategies. The combined company will remain committed to pursuing ESG targets and will undertake a similarly thorough analysis within the context of the combined company’s business plan before setting meaningful targets for the combined portfolio. Once that work is complete in 2021 and approved by the combined company’s board of directors, the new targets and plans to achieve them will be disclosed. Leading safety practices, strong governance and advancing diversity and inclusion will remain central to the combined company’s ESG commitments.

See “Pro Forma Information Concerning the Combined Company”.

Husky Fairness Opinions

Goldman Sachs Fairness Opinion

Husky retained Goldman Sachs pursuant to an engagement letter dated October 23, 2020 to provide financial advisory services in connection with a potential transaction involving Cenovus. Husky maintains regular contact with Goldman Sachs regarding a variety of strategic opportunities and financial assessments. As part of its engagement, Goldman Sachs was requested to provide the Husky Board with its opinion as to the fairness to the Husky Common Shareholders, from a financial point of view, of the Consideration to be received by them pursuant to the Arrangement.

Goldman Sachs rendered its opinion to the Husky Board that, as of October 24, 2020 and based upon and subject to the factors and assumptions set forth therein, the Consideration to be paid to the Husky Common Shareholders pursuant to the Arrangement Agreement was fair from a financial point of view to such holders.

The full text of the Goldman Sachs Fairness Opinion, setting out the assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken in connection with the Goldman Sachs Fairness Opinion, is attached as Appendix G – “Goldman Sachs Fairness Opinion” to this Information Circular. This summary is qualified in its entirety by reference to the full text of the Goldman Sachs Fairness Opinion.

Details regarding the qualifications, credentials and independence of Goldman Sachs, and the assumptions, qualifications and limitations applicable to the Goldman Sachs Fairness Opinion, are respectively set forth in the Goldman Sachs Fairness Opinion.

The Goldman Sachs Fairness Opinion is not a recommendation as to how the Husky Common Shareholders should vote on the Arrangement Resolution or any other matter. The Goldman Sachs Fairness Opinion was one of a number of factors taken into consideration by the Husky Board in making its unanimous determinations that the Arrangement is in the best interests of Husky and is fair to the Husky Common Shareholders and to recommend that Husky Common Shareholders vote in favour of the Arrangement Resolution. In evaluating the Arrangement, the Husky Board considered, among other things, the advice and financial analyses provided by Goldman Sachs referred to above, in addition to the Goldman Sachs Fairness Opinion. In assessing the Goldman Sachs Fairness Opinion, the Husky Board considered and assessed the independence of Goldman Sachs, taking into account that a substantial portion of the fees payable to Goldman Sachs for its services are contingent upon the completion of the Arrangement.

In considering the fairness of the Consideration to be received by Husky Common Shareholders under the Arrangement from a financial point of view to the Husky Common Shareholders, Goldman Sachs considered and relied upon, among other things, the following: (a) the Arrangement Agreement; (b) annual reports on Form 40-F of Husky and Cenovus for the five years ended December 31, 2019; (c) certain interim reports to Husky Shareholders and Cenovus Common Shareholders; certain other communications from Husky and Cenovus to their respective shareholders; (d) certain publicly available research analyst reports for Husky and Cenovus; (e) certain internal financial analyses and forecasts for Cenovus prepared by its management; and (f) certain internal financial analyses and forecasts for Husky and certain financial analyses and forecasts for Cenovus on a standalone basis and on a pro forma basis giving effect to the Arrangement, in each case as prepared by management of Husky and approved for Goldman Sachs’ use by Husky, including certain operating synergies projected by the managements of Husky and Cenovus to result from the Arrangement, as approved for Goldman Sachs’ use by Husky. Goldman Sachs also held discussions with members of the senior managements of Husky and Cenovus regarding their assessment of the strategic rationale for, and the potential benefits of, the Arrangement and the past and current business operations, financial condition and future prospects of Husky and Cenovus; reviewed the reported price and trading activity for the Husky Common Shares and Cenovus Common Shares; compared certain financial and stock market information for Husky and Cenovus with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in North America and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgement after considering the results of all of its analyses.

Pursuant to the terms of its engagement letter, Goldman Sachs is to be paid a fee for its services in connection with the Arrangement, the principal portion of which is contingent upon the consummation of the Arrangement. Husky has also agreed to reimburse Goldman Sachs for certain out-of-pocket expenses arising, and to indemnify Goldman Sachs against certain liabilities that may arise, in connection with its engagement.

Goldman Sachs and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Husky, Cenovus, any of their respective affiliates and third parties, including ConocoPhillips Company, a significant shareholder of Cenovus, the Supporting Husky Shareholders and their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the Arrangement. Goldman Sachs has provided certain financial advisory and/or underwriting services to Husky and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as a joint bookrunner with respect to the public offering of Husky’s 4.400% Notes due 2029 (aggregate principal amount US$750,000,000) in March 2019; and as a co-manager with respect to the public offering of Husky’s 3.500% Notes due 2028 (aggregate principal amount $1,250,000,000) in August 2020. Goldman Sachs has also provided certain financial advisory and/or underwriting services to ConocoPhillips Company and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as a dealer with respect to ConocoPhillips Company’s commercial paper program since December 2010; and as financial adviser to ConocoPhillips Company with respect to its pending acquisition of Concho Resources Inc. announced in October 2020. Goldman Sachs has also provided certain financial advisory and/or underwriting services to CK Hutchison Holdings Limited (“CKH”), the indirect parent of Hutchison Whampoa Europe Investments S.à r.l., and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as a joint bookrunner with respect to the public offering of CKH’s Subordinated Guaranteed Perpetual Capital Securities (aggregate principal amount €500,000,000) in December 2018; as a joint book runner and joint lead manager with respect to the dual-tranche public offering of CKH’s 3.250% Senior Unsecured Notes due April 2024 and 3.625% Senior Unsecured Notes due April 2029 (aggregate principal amount US$1,500,000,000) in April 2019; as financial advisor to Hutchison Telecommunications, a subsidiary of CKH, in connection with the acquisition of the 24% stake in Hutchison Telephone Co Ltd that Hutchison Telecommunications did not already own in May 2019; as financial advisor to A.S. Watson & Company Ltd., a subsidiary of CKH, in connection with the formation of a joint venture to form PARK ‘n SHOP in July 2019; as a joint book runner and joint lead manager with respect to the dual-tranche public offering of CKH’s 2.750% Senior Notes due September 2029 and 3.375% Senior Notes Due September 2049 (aggregate principal amount US$1,250,000,000) in September 2019; as an underwriter with respect to a public offering of 666,786,450 ordinary shares of Hutchison China MediTech Ltd., a subsidiary of CKH (“HCMTL”), in September 2019; as a joint book runner to CK Hutchison Group Telecom Finance S.A., a subsidiary of CKH, with respect to the multi-tranche public offering of (i) 0.375% Series A Notes due October 2023, (ii) 0.75% Series B Notes due April 2026, (iii) 1.125% Series C Notes due October 2028, (iv) 1.5% Series D Notes due October 2031, (v) 2.000% Series E Notes due October 2027, (vi) 2.625% Series F Notes due October 2034 (aggregate principal amount €4,250,000,000 and £800,000,000) in October 2019; and as a book runner with respect to the public offering of 4,733,663 American Depository Shares of HCMTL in January 2020. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Husky, Cenovus, ConocoPhillips Company, the Supporting Husky Shareholders, and their respective affiliates and, as applicable, portfolio companies, for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with the Supporting Husky Shareholders and their respective affiliates from time to time and may have invested in limited partnership or equivalent units of the Supporting Husky Shareholders and their affiliates from time to time and may do so in the future.

The above summary of the Goldman Sachs Fairness Opinion is qualified in its entirety by reference to the full text of the Goldman Sachs Fairness Opinion as set out in Appendix G – “Goldman Sachs Fairness Opinion”. The Goldman Sachs Fairness Opinion was provided solely for the information and assistance of the Husky Board (solely in its capacity as such) in connection with the Husky Board’s consideration of the Arrangement and does not constitute a recommendation as to how the Husky Common Shareholders should vote in respect of the Arrangement Resolution or any other matter. Goldman Sachs expresses no view as to, and the Goldman Sachs Fairness Opinion does not address, the underlying business decision of Husky to engage in the Arrangement, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to Husky; nor does it address any legal, regulatory, tax or accounting matters.

CIBC Common Shareholder Fairness Opinion and CIBC Preferred Shareholder Fairness Opinion

The Husky Board retained CIBC Capital Markets pursuant to an engagement letter dated October 23, 2020 to provide financial advisory services in connection with a potential transaction involving Cenovus. Husky maintains regular contact with CIBC Capital Markets regarding a variety of strategic opportunities and financial assessments. As part of its engagement, CIBC Capital Markets was requested to provide the Husky Board with its opinions as to the fairness of the consideration to be received by the Husky Common Shareholders and the Husky Preferred Shareholders, respectively, from a financial point of view, pursuant to the Arrangement.

The CIBC Common Shareholder Fairness Opinion states that, based upon and subject to the assumptions, limitations, and qualifications set forth therein, CIBC Capital Markets is of the opinion that, as of October 23, 2020, the Consideration to be received by Husky Common Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Husky Common Shareholders. The CIBC Preferred Shareholder Fairness Opinion states that, based upon and subject to the assumptions, limitations, and qualifications set forth therein, CIBC Capital Markets is of the opinion that, as of October 23, 2020, the consideration to be received by Husky Preferred Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Husky Preferred Shareholders.

The full text of the CIBC Common Shareholder Fairness Opinion and the CIBC Preferred Shareholder Fairness Opinion are attached as Appendix H – “CIBC Common Shareholder Fairness Opinion” and Appendix I – “CIBC Preferred Shareholder Fairness Opinion”, respectively, to this Information Circular.

The CIBC Common Shareholder Fairness Opinion is not a recommendation as to whether the Husky Common Shareholders should vote in favour of the Arrangement Resolution. The CIBC Common Shareholder Fairness Opinion was one of a number of factors taken into consideration by the Husky Board in making its unanimous determinations that the Arrangement is in the best interests of Husky and is fair to the Husky Common Shareholders and to recommend that Husky Common Shareholders vote in favour of the Arrangement Resolution. The CIBC Preferred Shareholder Fairness Opinion is not a recommendation as to whether the Husky Preferred Shareholders should vote in favour of the Preferred Shareholder Resolution. The CIBC Preferred Shareholder Fairness Opinion was one of a number of factors taken into consideration by the Husky Board in making its unanimous determinations that the Arrangement is in the best interests of Husky and is fair to the Husky Preferred Shareholders and to recommend that Husky Preferred Shareholders vote in favour of the Preferred Shareholder Resolution. In evaluating the Arrangement, the Husky Board considered, among other things, the advice and financial analyses provided by CIBC Capital Markets referred to above, in addition to the CIBC Common Shareholder Fairness Opinion and the CIBC Preferred Shareholder Fairness Opinion. In assessing the CIBC Common Shareholder Fairness Opinion and the CIBC Preferred Shareholder Fairness Opinion, the Husky Board considered and assessed the independence of CIBC Capital Markets, taking into account that a substantial portion of the fees payable to CIBC Capital Markets for its services are contingent upon the completion of the Arrangement.

Pursuant to the terms of its engagement letter, CIBC Capital Markets will be paid a fee for rendering each of the CIBC Common Shareholder Fairness Opinion and the CIBC Preferred Shareholder Fairness Opinion. CIBC Capital Markets will also receive certain fees for advisory services, a substantial portion of which is contingent upon the completion of the Arrangement. Husky has also agreed to reimburse CIBC Capital Markets for certain out-of-pocket expenses and to indemnify CIBC Capital Markets against certain liabilities that may be incurred in connection with its engagement.

The Husky Board urges the Husky Common Shareholders to read the CIBC Common Shareholder Fairness Opinion in its entirety. Any summary of the CIBC Common Shareholder Fairness Opinion herein is qualified in its entirety by reference to the full text of the CIBC Common Shareholder Fairness Opinion as set out in Appendix H – “CIBC Common Shareholder Fairness Opinion”. The Husky Board urges the Husky Preferred Shareholders to read the CIBC Preferred Shareholder Fairness Opinion in its entirety. Any summary of the CIBC Preferred Shareholder Fairness Opinion herein is qualified in its entirety by reference to the full text of the CIBC Preferred Shareholder Fairness Opinion as set out in Appendix I – “CIBC Preferred Shareholder Fairness Opinion”.

Cenovus Fairness Opinions

RBC Fairness Opinion

The Cenovus Board retained RBC Capital Markets pursuant to an engagement letter effective March 16, 2020 to provide financial advisory services in connection with a potential transaction involving Husky. Cenovus maintains regular contact with RBC Capital Markets regarding a variety of strategic opportunities. As part of its engagement, RBC Capital Markets was requested to provide the Cenovus Board with its opinion as to the fairness to Cenovus, from a financial point of view, of the Consideration to be paid by Cenovus pursuant to the Arrangement.

The RBC Fairness Opinion states that, on the basis of the particular assumptions, limitations, and qualifications set forth therein, RBC Capital Markets is of the opinion that, as of October 24, 2020, the Consideration to be paid by Cenovus pursuant to the Arrangement is fair, from a financial point of view, to Cenovus.

The full text of the RBC Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the scope of review undertaken in connection with the RBC Fairness Opinion, is attached as Appendix J – “RBC Fairness Opinion” to this Information Circular. This summary is qualified in its entirety by reference to the full text of the RBC Fairness Opinion.

Details regarding the qualifications, credentials and independence of RBC Capital Markets, and the assumptions, qualifications and limitations applicable to the RBC Fairness Opinion, are set forth under the headings “Credentials of RBC Capital Markets”, “Relationship With Interested Parties”, “Scope of Review” and “Assumptions and Limitations” in the RBC Fairness Opinion.

The RBC Fairness Opinion is not a recommendation as to whether the Cenovus Common Shareholders should vote in favour of the Share Issuance Resolution. The RBC Fairness Opinion was one of a number of factors taken into consideration by the Cenovus Board in making its unanimous determinations that the Arrangement is in the best interests of Cenovus, and to recommend that Cenovus Common Shareholders vote in favour of the Share Issuance Resolution. In evaluating the Arrangement, the Cenovus Board considered, among other things, the advice and financial analyses provided by RBC Capital Markets referred to above, in addition to the RBC Fairness Opinion. In assessing the RBC Fairness Opinion, the Cenovus Board considered and assessed the independence of RBC Capital Markets, taking into account that a substantial portion of the fees payable to RBC Capital Markets for its services are contingent upon the completion of the Arrangement.

In considering the fairness, from a financial point of view to Cenovus, of the Consideration to be paid pursuant to the Arrangement, RBC Capital Markets principally considered and relied upon the following approaches: (a) a comparison of the Consideration to a discounted cash flow analysis of Husky (the “Husky DCF Analysis”) under a variety of sensitivity analyses, each on a per share basis; (b) a comparison of the exchange ratio implied by the Consideration to the exchange ratios implied by dividing the values per Husky Common Share implied by the Husky DCF Analysis by the values per Cenovus Common Share implied by a discounted cash flow analysis of Cenovus, in each case, under a variety of sensitivity analyses; (c) a comparison of selected financial multiples, to the extent publicly available, of selected precedent transactions to the multiples implied by the Consideration; and (d) an analysis of the pro forma impact of the Arrangement on Cenovus. In arriving at its conclusion as to the fairness of the Consideration to be paid pursuant to the Arrangement, RBC Capital Markets considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, RBC Capital Markets made its determination as to fairness on the basis of its experience and professional judgement after considering the results of all of its analyses.

Pursuant to the terms of its engagement letter, RBC Capital Markets is to be paid a fee for its services as financial advisor, including fees for providing the RBC Fairness Opinion, a substantial portion of which is contingent upon the completion of the Arrangement. Cenovus has also agreed to reimburse RBC Capital Markets for certain out-of-pocket expenses and to indemnify RBC Capital Markets against certain liabilities that may be incurred in connection with its engagement.

Royal Bank of Canada, controlling shareholder of RBC Capital Markets, is currently a member of the lending syndicates that provide credit facilities to each of Cenovus and Husky (in the ordinary course of its business and unrelated to the Arrangement). Additionally, RBC Capital Markets and its affiliates have, from time to time, acted as: (a) lead or co-lead arranger, bookrunner and administrative agent and lender in connection with certain credit facilities made available to Cenovus; and (b) an underwriter, dealer, agent or bookrunning manager in connection with the offering of debt securities of each of Cenovus and Husky. Neither RBC Capital Markets nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in Applicable Canadian Securities Laws) of Cenovus or Husky or any of their respective associates or affiliates. RBC Capital Markets has advised Cenovus that, as at the date of the RBC Fairness Opinion, RBC Capital Markets and its affiliates beneficially owned 6,023,636 Cenovus Common Shares.

The Cenovus Board urges the Cenovus Common Shareholders to read the RBC Fairness Opinion in its entirety. The above summary of the RBC Fairness Opinion is qualified in its entirety by reference to the full text of the RBC Fairness Opinion as set out in Appendix J – “RBC Fairness Opinion”. The RBC Fairness Opinion was provided solely for the use of the Cenovus Board (solely in its capacity as such) in connection with the Cenovus Board’s evaluation of the Arrangement and may not be relied upon by any Cenovus Common Shareholders or any other person. The RBC Fairness Opinion is not intended to and does not constitute a recommendation as to how the Cenovus Common Shareholders should vote in respect of the Share Issuance Resolution. RBC Capital Markets expresses no view as to, and the RBC Fairness Opinion does not address, any other aspect or implication of the Arrangement or the underlying business decision of the Cenovus Board to effect the Arrangement, the relative merits of the Arrangement as compared to any alternative business strategies that might be available for Cenovus or the effect of any other transaction in which Cenovus might engage.

TD Fairness Opinion

The Cenovus Board also retained TD Securities pursuant to an engagement agreement effective March 16, 2020 to provide financial advisory services to Cenovus in connection with the Arrangement. Cenovus maintains regular contact with TD Securities regarding a variety of strategic opportunities and financial assessments. As part of its engagement, TD Securities was asked to prepare and deliver to the Cenovus Board an opinion regarding the fairness, from a financial point of view, to Cenovus of the Consideration to be paid by Cenovus to Husky Common Shareholders pursuant to the Arrangement.

The TD Fairness Opinion states that, on the basis of the particular assumptions, qualifications and limitations set forth therein, TD Securities is of the opinion that, as of October 24, 2020, the Consideration to be paid by Cenovus pursuant to the Arrangement is fair, from a financial point of view, to Cenovus.

The full text of the TD Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the scope of review undertaken in connection with the TD Fairness Opinion, is attached as Appendix K – “TD Fairness Opinion” to this Information Circular. This summary is qualified in its entirety by reference to the full text of the TD Fairness Opinion.

Details regarding the qualifications, credentials and independence of TD Securities, and the assumptions, qualifications and limitations applicable to the TD Fairness Opinion, are set forth under the heading “Assumptions and Limitations” in the TD Fairness Opinion.

The TD Fairness Opinion is not a recommendation as to whether the Cenovus Common Shareholders should vote in favour of the Share Issuance Resolution. The TD Fairness Opinion was one of a number of factors taken into consideration by the Cenovus Board in making its unanimous determinations that the Arrangement is in the best interests of Cenovus, and to recommend that Cenovus Common Shareholders vote in favour of the Share Issuance Resolution. In evaluating the Arrangement, the Cenovus Board considered, among other things, the advice and financial analyses provided by TD Securities referred to above, in addition to the TD Fairness Opinion. In assessing the TD Fairness Opinion, the Cenovus Board considered and assessed the independence of TD Securities, taking into account that a substantial portion of the fees payable to TD Securities for its services are contingent upon the completion of the Arrangement.

In considering the fairness, from a financial point of view, to Cenovus of the Consideration to be paid pursuant to the Arrangement, TD Securities considered the Arrangement from the perspective of Cenovus generally and did not consider the specific circumstances of Cenovus Common Shareholders or any particular Cenovus Common Shareholder, including with regard to income tax considerations. TD Securities expresses no opinion with respect to future trading prices of securities of Cenovus or Husky. The TD Fairness Opinion is rendered as of October 24, 2020 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Cenovus, Husky and their respective subsidiaries and affiliates as they were reflected in the information that was provided to TD Securities. The TD Fairness Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to Cenovus, nor does it address the underlying business decision to implement the Arrangement or any other term or aspect of the Arrangement or the Arrangement Agreement or any other agreements entered into or amended in connection with the Arrangement. Any changes therein may affect the TD Fairness Opinion and, although TD Securities reserves the right to change, withdraw or supplement the TD Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the TD Fairness Opinion after such date.

Pursuant to the terms of its engagement letter, TD Securities is to be paid a fee for its services, a portion of which is payable on delivery of the TD Fairness Opinion, and a portion of which is contingent on the successful completion of the Arrangement or certain other events. Cenovus has also agreed to reimburse TD Securities for its reasonable out-of-pocket expenses and to indemnify TD Securities in certain circumstances in connection with the engagement agreement.

TD Securities and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of Cenovus, Husky, or any of their respective associates or affiliates, and have not had a material financial interest in any transaction involving Cenovus, Husky, or any of their respective associates or affiliates during the 24 months preceding the date on which TD Securities was first contacted by Cenovus in respect of the Arrangement, other than services provided under TD Securities’ engagement agreement with Cenovus and as described herein. TD Securities has acted in the following capacities for Cenovus: (a) joint bookrunner in connection with Cenovus’s US$1.0 billion senior note offering in July 2020; (b) financial advisor to Cenovus on its sale of Western Canadian upstream assets in 2018; (c) co-lead arranger and joint bookrunner on Cenovus’s core $4.5 billion revolving credit facilities; and (d) co-lead arranger and joint bookrunner on Cenovus’s $1.1 billion liquidity facility. TD Securities has acted in the following capacities for Husky: (a) co-manager on Husky’s $1.25 billion senior note offering in August 2020; (b) co-manager on Husky’s US$750 million senior note offering in March 2019; (c) financial advisor to Husky on its sale of Prince George refinery in October 2019; (d) financial advisor to Husky on its strategic review of its Canadian retail and commercial fuels business; (e) financial advisor to Husky on its unsolicited bid of MEG Energy Corp. in 2018; (f) co-syndication agent and documentation agent on Husky’s $4.0 billion revolving credit facilities; and (g) syndication lender to Husky Midstream Limited Partnership in connection with its $1.22 billion revolving credit facilities. Neither TD Securities nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in Applicable Canadian Securities Laws) of Cenovus or Husky or any of their respective associates or affiliates. TD Securities has advised Cenovus that, as at the date of the TD Fairness Opinion, neither TD Securities nor any of its affiliates beneficially owned any Cenovus Common Shares. The Toronto-Dominion Bank, the parent company of TD Securities, directly or indirectly through one or more affiliates, provides banking services and other financing services to entities related to Cenovus and Husky in the normal course of business.

The Cenovus Board urges the Cenovus Common Shareholders to read the TD Fairness Opinion in its entirety. The above summary of the TD Fairness Opinion is qualified in its entirety by reference to the full text of the TD Fairness Opinion as set out in Appendix K – “TD Fairness Opinion”. The TD Fairness Opinion was provided solely for the use of the Cenovus Board (solely in its capacity as such) in connection with the Cenovus Board’s evaluation of the Arrangement and may not be relied upon by the Cenovus Common Shareholders or any other person. The TD Fairness Opinion is not intended to and does not constitute a recommendation as to how the Cenovus Common Shareholders should vote in respect of the Share Issuance Resolution. TD Securities expresses no view as to, and the TD Fairness Opinion does not address, any other aspect or implication of the Arrangement or the underlying business decision of the Cenovus Board to effect the Arrangement, the relative merits of the Arrangement as compared to any alternative business strategies that might be available for Cenovus or the effect of any other transaction in which Cenovus might engage.

Recommendation of the Husky Board

At a meeting of the Husky Board held on October 23, 2020 prior to Husky entering into the Arrangement Agreement, the Husky Board considered: (a) the Arrangement on the terms and conditions as provided in the Arrangement Agreement, (b) the verbal opinion of Goldman Sachs to the Husky Board, subsequently confirmed by delivery of a written opinion dated October 24, 2020, that, as of the date of such written opinion and based upon and subject to the factors and assumptions set forth therein, that the Consideration to be paid to the Husky Common Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Husky Common Shareholders, and (c) the verbal opinions of CIBC Capital Markets to the Husky Board, subsequently confirmed by delivery of written opinions dated October 23, 2020, that, based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the Husky Common Shareholders and the Husky Preferred Shareholders, respectively, pursuant to the Arrangement is fair, from a financial point of view, to the Husky Common Shareholders and the Husky Preferred Shareholders, respectively. After considering the terms of the proposed arrangement, the Husky Fairness Opinions, the advice from its financial advisors and legal counsel and such other factors as were deemed appropriate, the members of the Husky Board unanimously: (i) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Husky; (ii) determined that the Arrangement is fair to the Husky Shareholders; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; (iv) recommended that Husky Common Shareholders and Husky Optionholders vote in favour of the Arrangement Resolution; and (v) recommended that Husky Preferred Shareholders vote in favour of the Preferred Shareholder Resolution (collectively, the “Husky Board Recommendation”).

The Husky Board unanimously recommends that the Husky Common Shareholders and the Husky Optionholders vote FOR the Arrangement Resolution and that the Husky Preferred Shareholders vote FOR the Preferred Shareholder Resolution.

In coming to its conclusion and recommendations the Husky Board considered, among others, the following factors:

(a)

the purpose and anticipated benefits of the Arrangement as outlined elsewhere in this Information Circular including under “Reasons for the Arrangement – Husky Board” and “Attributes of the Combined Company” above;

(b)

information concerning the financial condition, results of operations, business plans and prospects of Husky, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of the combined company;

(c)	the alternatives available to Husky; and

(d)

the advice and assistance of Goldman Sachs and CIBC Capital Markets in evaluating the Arrangement. See “Goldman Sachs Fairness Opinion” at Appendix G to this Information Circular, “CIBC Common Shareholder Fairness Opinion” at Appendix H to this Information Circular and “CIBC Preferred Shareholder Fairness Opinion” at Appendix I to this Information Circular.

The foregoing discussion of the information and factors considered and given weight by the Husky Board is not intended to be exhaustive. In addition, in reaching the determination to approve and recommend the Arrangement, the Husky Board did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors.

The Husky Board realized that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Husky Board believes that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See “Risk Factors”.

Notwithstanding the recommendation of the Husky Board that Husky Common Shareholders and Husky Optionholders vote in favour of the Arrangement Resolution and that the Husky Preferred Shareholders vote in favour of the Preferred Shareholder Resolution, Husky Common Shareholders, Husky Optionholders and Husky Preferred Shareholders should make their own decisions whether to vote their Husky Common Shares, Husky Options or Husky Preferred Shares, as applicable, in favour of the Arrangement Resolution and Preferred Shareholder Resolution and, if appropriate, should consult their own legal, tax, financial or other professional advisors in making that decision.

Recommendation of the Cenovus Board

At a meeting of the Cenovus Board held on October 24, 2020 prior to Cenovus entering into the Arrangement Agreement, the Cenovus Board considered the Arrangement on the terms and conditions as provided in the Arrangement Agreement, and the verbal fairness opinions of RBC Capital Markets and TD Securities that the Consideration to be paid by Cenovus pursuant to the Arrangement is fair, from a financial point of view, to Cenovus. After considering the terms of the proposed arrangement, the Cenovus Fairness Opinions, the advice from its financial advisors and legal counsel and such other factors as were deemed appropriate, the members of the Cenovus Board unanimously: (i) determined that the Arrangement and entry into the Arrangement Agreement are in the best interests of Cenovus; (ii) determined that the consideration to be paid by Cenovus pursuant to the Arrangement Agreement is fair, from a financial point of view, to Cenovus; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) recommended that Cenovus Common Shareholders vote in favour of the Share Issuance Resolution (collectively, the “Cenovus Board Recommendation”).

The Cenovus Board unanimously recommends that the Cenovus Common Shareholders vote FOR the Share Issuance Resolution.

In coming to its conclusion and recommendations the Cenovus Board consulted with and received advice from legal counsel and considered, among others, the following factors:

(a)

the purpose and anticipated benefits of, and the inherent risks of proceeding, or not, with the Arrangement as outlined elsewhere in this Information Circular including under “Reasons for the Arrangement – Cenovus Board” and “Attributes of the Combined Company” above;

(b)

information concerning the financial condition, results of operations, business plans and prospects of Cenovus, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of the combined company;

(c)	the alternatives reasonably available to Cenovus, including continuing to operate as a standalone entity; and

(d)

the advice and assistance of RBC Capital Markets and TD Securities in evaluating the Arrangement. See “RBC Fairness Opinion” at Appendix J to this Information Circular and “TD Fairness Opinion” at Appendix K to this Information Circular.

In addition, under the Arrangement Agreement, until the time that the Share Issuance Resolution is approved by Cenovus Common Shareholders, the Cenovus Board has retained the ability to consider and respond to Acquisition Proposals on the specific terms and conditions set forth in the Arrangement Agreement, and to accept a Superior Proposal in certain circumstances.

The foregoing discussion of the information and factors considered and given weight by the Cenovus Board is not intended to be exhaustive. In addition, in reaching the determination to approve and recommend the Arrangement, the Cenovus Board did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors.

The Cenovus Board realized that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Cenovus Board believes that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See “Risk Factors”.

Notwithstanding the recommendation of the Cenovus Board that Cenovus Common Shareholders vote in favour of the Share Issuance Resolution, Cenovus Common Shareholders should make their own decision whether to vote their Cenovus Common Shares in favour of the Share Issuance Resolution and, if appropriate, should consult their own legal, tax, financial or other professional advisors in making that decision.

EFFECT OF THE ARRANGEMENT

General

The Arrangement will result in the issuance of:

•

to each Husky Common Shareholder (excluding Dissenting Shareholders), Cenovus Common Shares for a portion of the Husky Common Shares held by such Husky Common Shareholder and of Cenovus Warrants for the remaining portion of Husky Common Shares held by such Husky Common Shareholder, such that, in aggregate, each Husky Common Shareholder will be issued 0.7845 of a Cenovus Common Share and 0.0651 of a Cenovus Warrant in respect of each Husky Common Share held (each whole Cenovus Warrant will entitle the holder thereof to acquire one Cenovus Common Share upon payment in full of the exercise price of $6.54 per Cenovus Common Share at any time up to 60 months following completion of the Arrangement);

•

to each Husky Preferred Shareholder (excluding Dissenting Shareholders), if the Preferred Share Condition is satisfied, one Cenovus Preferred Share of a series having substantially identical terms in exchange for each Husky Preferred Share of a corresponding series to each Husky Preferred Shareholder (excluding Dissenting Shareholders); and

•

to each Husky Optionholder, Cenovus Replacement Options providing each Husky Optionholder with an option to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of such Husky Option immediately prior to the Effective Time, multiplied by 0.7845, with an exercise price per Cenovus Common Share equal to the exercise price per share of such Husky Option immediately prior to the Effective Time divided by 0.7845 and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a holder of Cenovus Replacement Options being entitled to acquire a fraction of a Cenovus Common Share, then the number of Cenovus Common Shares subject to such Cenovus Replacement Options shall be rounded down to the next lower whole number of Cenovus Common Shares).

As at November 9, 2020, there were 1,005,121,738 Husky Common Shares and 1,228,869,903 Cenovus Common Shares outstanding (in each case, on a non-diluted basis). Upon completion of the Arrangement, assuming there are no Dissenting Shareholders and that no Husky Common

Shares or Cenovus Common Shares are issued pursuant to any outstanding Husky Options or Cenovus Options, as applicable, or entitlements or other rights to acquire Husky Common Shares or Cenovus Common Shares between the Agreement Date and the Effective Date, there will be approximately 2,017,387,906 Cenovus Common Shares issued and outstanding, of which existing holders of Husky Common Shares and Cenovus Common Shares will collectively own approximately 39% and 61% of the combined company on a non-diluted basis, respectively. If the Cenovus Warrants are exercised in full following completion of the Arrangement, current holders of Cenovus Common Shares are expected to own approximately 59% of the combined company, and Husky Common Shareholders are expected to own approximately 41% of the combined company, on a partially-diluted basis.

No fractional Cenovus Common Shares or Cenovus Warrants will be issued under the Arrangement. In lieu of any fractional Cenovus Common Shares or Cenovus Warrants, as applicable, a Husky Common Shareholder otherwise entitled to a fractional interest in a Cenovus Common Share or Cenovus Warrant will receive the next lower whole number of Cenovus Common Shares or Cenovus Warrants, as applicable. In calculating such fractional interests, all Husky Common Shares registered in the name of or beneficially held by such Husky Common Shareholder, or its nominee(s), will be aggregated. Under the Plan of Arrangement, the Husky Preferred Shares will be exchanged for Cenovus Preferred Shares on a one-for-one basis.

The Plan of Arrangement provides that, subject to applicable Laws, any certificate formerly representing Husky Common Shares and provided that the Husky Preferred Shares are exchanged for Cenovus Preferred Shares pursuant to the Arrangement, any certificate formerly representing Husky Preferred Shares not deposited together with all other documents as required by the Plan of Arrangement and the applicable Letter of Transmittal on or before the last Business Day prior to the third anniversary of the Effective Date, and any right or claim by or interest of any kind or nature, including the rights to receive certificates representing Cenovus Common Shares and Cenovus Warrants (in the case of former Husky Common Shareholders) or Cenovus Preferred Shares (in the case of former Husky Preferred Shareholders) to which such holder is entitled pursuant to the Arrangement, shall terminate and be deemed to be surrendered and forfeited to Cenovus for no consideration, together with all entitlements to dividends, distributions and interest thereon.

Husky Incentive Awards

Husky Options

Pursuant to the Plan of Arrangement, each Husky Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be transferred to Cenovus and, as sole consideration therefor, Cenovus will grant a Cenovus Replacement Option to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of such Husky Option immediately prior to the Effective Time, multiplied by 0.7845, with an exercise price per Cenovus Common Share equal to the exercise price per share of such Husky Option immediately prior to the Effective Time divided by 0.7845 and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a holder of Cenovus Replacement Options being entitled to acquire a fraction of a Cenovus Common Share, then the number of Cenovus Common Shares subject to such Cenovus Replacement Options will be rounded down to the next lower whole number of Cenovus Common Shares), and all Husky Options will concurrently be cancelled and terminated. For greater certainty, a holder of Husky Options will receive no additional consideration for the exchange of such Husky Options other than the Cenovus Replacement Options and all other terms and conditions of a Cenovus Replacement Option, including the term to expiry, vesting, conditions to and manner of exercise, will be the same as the Husky Option for which it was exchanged.

Notwithstanding the foregoing, if it is determined in good faith that: (a) the excess of the aggregate of the fair market value of the Cenovus Common Shares subject to a Cenovus Replacement Option, determined immediately after the effective time of the exchange of Husky Options for Cenovus Replacement Options pursuant to the Plan of Arrangement, over the aggregate option exercise price for such Cenovus Common Shares pursuant to such Cenovus Replacement Option (such excess referred to as the “In the Money Amount” of the Cenovus Replacement Option) would otherwise exceed (b) the excess of the aggregate fair market value of the Husky Common Shares subject to the Husky Option in exchange for which the Cenovus Replacement Option was granted, determined immediately prior to the effective time of the exchange of Husky Options for Cenovus Replacement Options pursuant to the Plan of Arrangement, over the aggregate option exercise price for the Husky Common Shares pursuant to such Husky Option (such excess referred to as the “In the Money Amount” of the Husky Option), the previous provisions will be modified so that the In the Money Amount of the Cenovus Replacement Option does not exceed the In the Money Amount of the Husky Option in accordance with subsection 7(1.4) of the Tax Act, but only to the extent necessary and in a manner that does not otherwise (except to the extent necessary to comply with subsection 7(1.4) of the Tax Act) adversely affect the holder of the Cenovus Replacement Option.

Any document, certificate or option agreement previously evidencing one or more Husky Options will thereafter evidence and be deemed to evidence Cenovus Replacement Options. Accordingly, no certificate evidencing one or more Cenovus Replacement Options will be issued pursuant to the Arrangement.

See “Effect of the Arrangement – Details of the Arrangement”.

Husky PSUs

Completion of the Arrangement will result in the acceleration of the vesting of the Husky PSUs effective immediately prior to the Effective Time. In accordance with their terms, the Husky PSUs will be settled in cash following the Effective Time based on the weighted average trading price of the Husky Common Shares on the TSX for the five trading days immediately preceding the Effective Date. The payout of such Husky PSUs will be determined in accordance with the terms of the Husky PSU Plan, without the making of any adjustments or other determinations pursuant to the terms of the Husky PSU Plan or any Husky PSUs granted thereunder.

Husky DSUs

If a holder of Husky DSUs ceases to be a member of the Husky Board (and does not remain an employee of Husky or an affiliate of Husky or a member of the board of directors of any affiliate of Husky) in connection with the Arrangement, then the Husky DSUs held by such holder will be settled and redeemed in accordance with the terms of the Husky DSU Plan, without the making of any adjustments or other determinations pursuant to the terms of the Husky DSU Plan or any Husky DSUs granted thereunder.

Cenovus Incentive Awards

Cenovus Incentives

Completion of the Arrangement will result in the acceleration of the vesting of the Cenovus Options, Cenovus PSUs and Cenovus RSUs held by non-executive officers of Cenovus. In accordance with their terms, the Cenovus PSUs and the Cenovus RSUs may be settled, at the discretion of Cenovus, in Cenovus Common Shares, cash, or a combination of Cenovus Common Shares and cash, following the Effective Time based on the thirty-day volume weighted average trading price of the Cenovus Common Shares on the TSX prior to the Effective Date. The payout of such Cenovus Options, Cenovus PSUs and Cenovus RSUs will be determined in accordance with the terms of the applicable Cenovus Incentive Plan, without the making of any adjustments (including as a consequence of the Arrangement) or other determinations pursuant to the terms of the Cenovus Incentive Plans or any Cenovus Incentives granted thereunder.

If a holder of Cenovus DSUs is terminated as a director or employee of Cenovus, as applicable, in connection with the Arrangement, then the Cenovus DSUs held by such holder will be settled and redeemed in accordance with the terms of the applicable Cenovus DSU Plan, without the making of any adjustments or other determinations pursuant to the terms of the applicable Cenovus DSU Plan or any Cenovus DSUs granted thereunder. In accordance with their terms, the Cenovus DSUs for non-continuing directors or employees will be settled in cash following the Effective Time on the applicable redemption date based on the five-day volume weighted average trading price of the Cenovus Common Shares on the TSX prior to such redemption date.

Board and Management

Following completion of the Arrangement, Alex J. Pourbaix, the current President & Chief Executive Officer of Cenovus, will serve as President & Chief Executive Officer of the combined company. Further, Jeffrey R. Hart, the current Chief Financial Officer of Husky, will serve as Executive Vice-President & Chief Financial Officer of the combined company, and Jonathan M. McKenzie, the current Executive Vice-President & Chief Financial Officer of Cenovus, will serve as Executive Vice-President & Chief Operating Officer of the combined company. Keith A. MacPhail, the current Chair of the Cenovus Board, will serve as Independent Board Chair of the combined company. The remainder of senior management will be selected from each of Cenovus and Husky and named prior to the completion of the Arrangement.

The board of directors of the combined company following completion of the Arrangement will consist of eight members of the current Cenovus Board, including Keith A. MacPhail (as Independent Board Chair) and Alex J. Pourbaix, with Keith M. Casey, Jane E. Kinney, Harold N. Kvisle, Richard J. Marcogliese, Claude Mongeau, and Rhonda I. Zygocki expected to continue as members of the combined company’s board of directors, and four members of the current Husky Board, with Canning K. N. Fok, Eva L. Kwok, Wayne E. Shaw and Frank J. Sixt being the members expected to join the combined company’s board of directors.

Details of the Arrangement

The following is a summary only of the Plan of Arrangement and reference should be made to the full text of the Arrangement Agreement and the Plan of Arrangement set forth in Appendices D and E to this Information Circular, respectively.

Pursuant to the Plan of Arrangement, commencing at the Effective Time, each of the following are deemed to occur consecutively in two minute intervals in the following order without any further act or formality:

•

Dissenting Shareholders: Husky Common Shares held by Dissenting Shareholders and, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares held by Dissenting Shareholders shall be deemed to have been transferred to, and acquired by, Cenovus (free and clear of any Encumbrances), and: (i) such Dissenting Shareholders shall cease to be the holders of the Husky Common Shares or Husky Preferred Shares, as applicable, so transferred and to have any rights as Husky Common Shareholders or Husky Preferred Shareholders, as applicable, other than the right to be paid fair value for such Husky Common Shares or Husky Preferred Shares, as applicable, in accordance with the Plan of Arrangement; (ii) such Dissenting Shareholders’ names shall be removed from the register of Husky Common Shareholders and Husky Preferred Shareholders, as applicable; and (iii) Cenovus shall become the transferee (free and clear of all Encumbrances) of the Husky Common Shares or the Husky Preferred Shares, as applicable, so transferred and shall be added to the applicable register or registers of Husky Common Shares or Husky Preferred Shares, as applicable, maintained by or on behalf of Husky;

•

Acquisition of Husky Preferred Shares by Cenovus: Provided that the Preferred Share Condition is satisfied prior to the Effective Time, each outstanding Husky Preferred Share held by a Husky Preferred Shareholder (other than a Dissenting Shareholder and Cenovus) will be deemed to be, simultaneously transferred to, and acquired by, Cenovus (free and clear of any Encumbrances), in sole consideration for the issuance by Cenovus to the Husky Preferred Shareholder of one Cenovus Preferred Share of the corresponding series so transferred;

•

Acquisition of Husky Common Shares by Cenovus: Each Husky Common Shareholder (other than a Dissenting Shareholder and Cenovus) will be deemed to have transferred to Cenovus (free and clear of any Encumbrances):

○

that number of Husky Common Shares equal to the number of Husky Common Shares held by such Husky Common Shareholder immediately prior to the Effective Time, less the number of Husky Common Shares transferred to Cenovus pursuant to the paragraph immediately below, in sole consideration for that number of Cenovus Common Shares obtained by multiplying the number of Husky Common Shares held by such Husky Common Shareholder immediately prior to the Effective Time, by 0.7845; and

○

that number of Husky Common Shares obtained by multiplying the number of Husky Common Shares held by such Husky Common Shareholder immediately prior to the Effective Time, by the Cenovus Warrants Portion, in sole consideration for that number of Cenovus Warrants obtained by multiplying the number of Husky Common Shares held by such Husky Common Shareholder immediately prior to the Effective Time, by 0.0651.

•	Exchange of Husky Options for Cenovus Replacement Options:

○

each Husky Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred to Cenovus and, as sole consideration therefor, Cenovus will grant a Cenovus Replacement Option: (a) to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of such Husky Option immediately prior to the Effective Time, multiplied by 0.7845, and (b) with an exercise price per Cenovus Common Share equal to the exercise price per share of such Husky Option immediately prior to the Effective Time divided by 0.7845 and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a holder of Cenovus Replacement Options being entitled to acquire a fraction of a Cenovus Common Share, then the number of Cenovus Common Shares subject to such Cenovus Replacement Options shall be rounded down to the next lower whole number of Cenovus Common Shares), and all Husky Options shall concurrently be cancelled and terminated; and

◾	for greater certainty, a holder of Husky Options will receive no consideration for the exchange of such Husky Options other than the Cenovus Replacement Options;

◾

all other terms and conditions of a Cenovus Replacement Option, including the term to expiry, vesting conditions and conditions to exercise, will be the same as the Husky Option for which it was exchanged;

◾

any document, certificate or option agreement previously evidencing one or more Husky Options will thereafter be deemed to evidence such Cenovus Replacement Options and no certificate evidencing one or more Cenovus Replacement Options will be issued pursuant to the Arrangement;

◾

such holder of Husky Options shall cease to be a holder of the Husky Options so transferred and to have any rights as a holder of Husky Options other than the right to receive the number of Cenovus Replacement Options issuable to such holder on the basis set forth in the Plan of Arrangement; and

◾	such holder’s name will be removed from the register or account of Husky Optionholders maintained by or on behalf of Husky as it relates to the Husky Options so transferred; and

○

Notwithstanding the foregoing, if it is determined in good faith that: (a) the In the Money Amount of the Cenovus Replacement Option would otherwise exceed (b) the In the Money Amount of the Husky Option, the previous provisions shall be modified so that the In the Money Amount of the Cenovus Replacement Option does not exceed the In the Money Amount of the Husky Option in accordance with subsection 7(1.4) of the Tax Act, but only to the extent necessary and in a manner that does not otherwise (except to the extent necessary to comply with subsection 7(1.4) of the Tax Act) adversely affect the holder of the Cenovus Replacement Option.

The Arrangement Agreement

General

The Arrangement will be effected pursuant to the Arrangement Agreement which provides for the implementation of the Plan of Arrangement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Husky and Cenovus and various conditions precedent, both mutual and with respect to Husky and Cenovus individually.

Unless all conditions are satisfied or waived by the Party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Arrangement will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.

The following is a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, set forth in Appendix D to this Information Circular. Husky Shareholders and Cenovus Common Shareholders are urged to read the Arrangement Agreement in its entirety.

Representations and Warranties and Covenants Relating to the Conduct of Business of the Parties

The Arrangement Agreement contains certain customary representations and warranties of each of Husky and Cenovus relating to, among other things, their respective organization, capitalization, operations, compliance with laws and regulations and other matters, including their authority to enter into the Arrangement Agreement and to consummate the Arrangement. For the complete text of the applicable provisions, see Article 4, Article 5, Schedule “E” and Schedule “F” of the Arrangement Agreement.

In addition, pursuant to the Arrangement Agreement, each of the Parties has covenanted, among other things, until the earlier of the Effective Time or the termination of the Arrangement Agreement, to use all reasonable commercial efforts to maintain and preserve their respective businesses and refrain from taking certain actions outside the ordinary course. For the complete text of the applicable provisions, see Sections 3.1 and 3.2 of the Arrangement Agreement.

Mutual Conditions

The respective obligations of Cenovus and Husky to complete the Arrangement are subject to the satisfaction of the following conditions, any of which may be waived by the mutual consent of Cenovus and Husky, without prejudice to their right to rely on any other of such conditions:

(a)

the Interim Order shall have been granted in form and substance satisfactory to each of Cenovus and Husky, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Cenovus or Husky, each acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the Husky Common Shareholders and the Husky Optionholders at the Husky Meeting, in accordance with the Interim Order;

(c)	the Share Issuance Resolution shall have been approved by the Cenovus Common Shareholders at the Cenovus Meeting;

(d)

the Final Order shall have been granted on terms consistent with the Arrangement Agreement, and such order shall not have been set aside or modified in a manner unacceptable to Cenovus or Husky, acting reasonably, on appeal or otherwise;

(e)

(i) the TSX shall have conditionally approved the issuance and the listing and posting for trading on the TSX of: (A) the Cenovus Common Shares, the Cenovus Warrants and, if the Preferred Share Condition is satisfied prior to the Effective Time, the Cenovus Preferred Shares to be issued pursuant to the Arrangement; and (B) the Cenovus Common Shares issuable upon exercise of Cenovus Warrants; and (ii) the NYSE shall have approved the issuance of: (A) the Cenovus Common Shares and the Cenovus Warrants to be issued pursuant to the Arrangement; and (B) the Cenovus Common Shares issuable upon exercise of Cenovus Warrants, subject, in each case, to official notice of issuance, in each case subject only to customary conditions reasonably expected to be satisfied;

(f)	the Key Regulatory Approvals shall have been obtained, and each such Key Regulatory Approval shall be in full force and effect; and

(g)

no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement.

The foregoing conditions are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by the mutual written consent of the Parties, in whole or in part, at any time and from time to time without prejudice to any other rights that the Parties may have, including the right of the Parties to rely on any other of such conditions.

Conditions to the Obligations of Cenovus

The obligation of Cenovus to complete the Arrangement and take the other actions required to be taken by Cenovus on or before the Effective Date is subject to the satisfaction or waiver of the following conditions:

(a)

Husky shall have fulfilled and complied with in all material respects each of its covenants in the Arrangement Agreement to be performed, fulfilled or complied with on or before the Effective Time, and Husky shall have provided to Cenovus a certificate of two executive officers certifying compliance with such covenants dated the Effective Date;

(b)

(i) the representations and warranties of Husky with respect to its capitalization shall be true and correct in all respects as of the Agreement Date and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak of an earlier date, the accuracy of which shall be determined as of such earlier date), except for such failures to be true and correct that are de minimis; (ii) certain fundamental representations and warranties of Husky set forth in the Arrangement Agreement shall be true and correct in all material respects as of the Agreement Date and the Effective Date as if made on and as of such date; and (iii) all other representations and warranties of Husky set forth in the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct would not result in, or would not reasonably be expected to result in, a Material Adverse Change in respect of the Husky Group (taken as a whole) (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality shall be ignored), and Husky shall have provided to Cenovus a certificate of two executive officers certifying such accuracy on the Effective Date;

(c)

all third-party consents, waivers, authorizations, orders and approvals required, whether under applicable Law, from Governmental Authorities or parties to contracts of the members of the Husky Group, or otherwise, in connection with the consummation of the Arrangement (including regulatory approvals other than the Key Regulatory Approvals) shall have been provided or obtained on terms and conditions acceptable to Cenovus, acting reasonably, at or before the Effective Time, except where the failure to provide or obtain such would not, individually or in the aggregate, have a Material Adverse Effect on the Husky Group (taken as a whole) or prevent the completion of the transactions contemplated by the Arrangement Agreement;

(d)

between the Agreement Date and the Effective Time, there shall not have occurred any changes, events, circumstances or developments that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect on Husky; and

(e)

the aggregate number of Husky Common Shares held, directly or indirectly, by the Husky Common Shareholders who have properly exercised and not withdrawn Dissent Rights in connection with the Arrangement shall not exceed 10% of the outstanding Husky Common Shares.

The foregoing conditions are for the exclusive benefit of Cenovus and may be asserted by Cenovus regardless of the circumstances or may be waived by Cenovus in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Cenovus may have, including the right of Cenovus to rely on any other of such conditions.

Conditions to the Obligations of Husky

The obligation of Husky to complete the Arrangement and to take the other actions required to be taken by Husky on or before the Effective Date is subject to the satisfaction or waiver of the following conditions:

(a)

Cenovus shall have fulfilled and complied with in all material respects each of its covenants in the Arrangement Agreement to be performed, fulfilled, or complied with on or before the Effective Time, and Cenovus shall have provided to Husky a certificate of two executive officers certifying compliance with such covenants dated the Effective Date;

(b)

(i) the representations and warranties of Cenovus with respect to its capitalization shall be true and correct in all respects as of the Agreement Date and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak of an earlier date, the accuracy of which shall be determined as of such earlier date), except for such failures to be true and correct that are de minimis; (ii) certain fundamental representations and warranties of Cenovus set forth in the Arrangement Agreement shall be true and correct in all material respects as of the Agreement Date and the Effective Date as if made on and as of such date; and (iii) all other representations and warranties of Cenovus set forth in the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct would not result in, or would not reasonably be expected to result in, a Material Adverse Change in respect of the Cenovus Group (taken as a whole) (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality shall be ignored), and Cenovus shall have provided to Husky a certificate of two executive officers certifying such accuracy on the Effective Date;

(c)

between the Agreement Date and the Effective Time, there shall not have occurred any changes, events, circumstances or developments that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect on Cenovus; and

(d)	on the Effective Date, the composition of the Cenovus Board shall be as set forth in the Arrangement Agreement.

The foregoing conditions are for the exclusive benefit of Husky and may be asserted by Husky regardless of the circumstances or may be waived by Husky in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Husky may have, including the right of Husky to rely on any other of such conditions.

Covenants of the Parties Regarding Non-Solicitation; Right to Accept a Superior Proposal

Under the Arrangement Agreement, each Party has agreed to certain non-solicitation covenants as follows:

(a)

Each Party shall, and shall cause its respective subsidiaries and its and their Representatives, as applicable, to: (i) immediately cease and cause to be terminated all existing solicitations, encouragements, discussions or negotiations (including through any of the Representatives of such Party), if any, with any third parties (other than the Other Party), initiated before the Agreement Date with respect to any Person that has made, indicated any interest in making or may reasonably be expected to make, an Acquisition Proposal; (ii) as and from the Agreement Date until termination of the Arrangement Agreement, immediately discontinue providing access to and disclosure of any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise, to any Person (other than the Other Party or its Representatives) who has entered into a confidentiality agreement with the Party relating to an Acquisition Proposal; (iii) pursuant to and in accordance with each applicable confidentiality agreement relating to an Acquisition Proposal, promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with such Party and the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding such Party or any of its subsidiaries, and shall use reasonable commercial efforts to cause such requests to be honoured; and (iv) not release, waive, terminate or otherwise forbear in the enforcement of, amend or modify, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear or amend or modify, any rights or other benefits under any confidentiality agreements to which such Party or any of its subsidiaries is a party, including any “standstill provisions” thereunder; except, in respect of (ii) and (iii) above. Each Party undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants or agreements that it has entered into with third parties prior to the Agreement Date.

(b)	Neither Party shall, directly or indirectly, do, nor authorize or permit any of its Representatives to do, any of the following:

(i)

solicit, assist, initiate or knowingly facilitate or encourage or take any action to solicit, assist, initiate or knowingly facilitate or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including by way of furnishing information or access to properties, facilities or books and records;

(ii)

withdraw, amend, modify or qualify, or propose to withdraw, amend, modify or qualify, in any manner adverse to the Other Party, the Husky Board Recommendation (or any related recommendation by any committee of the Husky Board) or the Cenovus Board Recommendation (or any related recommendation by any committee of the Cenovus Board), as applicable;

(iii)	make any public announcement or take any other action inconsistent with the Husky Board Recommendation or Cenovus Board Recommendation, as applicable;

(iv)

enter into or otherwise engage or participate in any negotiations or any discussions regarding any inquiry, proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, or furnish or provide access to any information with respect to such Party’s securities, business, properties, operations or conditions (financial or otherwise) in connection with or in furtherance of an Acquisition Proposal, or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(v)

accept, recommend, approve, agree to, endorse or propose publicly to accept, recommend, approve, agree to or endorse, or, for a period in excess of two Business Days, take no position or a neutral position with respect to, a publicly announced or publicly proposed, Acquisition Proposal; or

(vi)

accept, approve, endorse or enter into (other than a confidentiality agreement permitted by and in accordance with clause (vii) below) or publicly propose to accept, approve, endorse or enter into any agreement, understanding or arrangement (including any letter of intent or agreement in principle) in respect of or in any way related to any Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any Person if Cenovus or Husky, as applicable, completes the transactions contemplated by the Arrangement Agreement;

except that notwithstanding any other provisions of clause (a)(ii) or (b) above, each Party and its Representatives may:

(vii)

at any time prior to obtaining the approval of the Husky Common Shareholders and the Husky Optionholders of the Arrangement Resolution (in the case of Husky) or at any time prior to obtaining the approval of the Cenovus

Common Shareholders of the Share Issuance Resolution (in the case of Cenovus), enter into, or participate in, any discussions or negotiations with an arm’s length third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by such Party or any of its Representatives) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement with terms at least as restrictive to such Party as the Confidentiality Agreement (on the condition that such confidentiality agreement shall provide for the disclosure thereof, along with the information provided thereunder, to the Other Party), may furnish to such third party information concerning such Party and its business, affairs, properties and assets (on the condition that such third party is not furnished with greater access or information than the Other Party), in each case if, and only to the extent that:

(A)

the third party has first made a written bona fide Acquisition Proposal, which did not result from a breach of Section 7.1 of the Arrangement Agreement (Covenants Regarding Non-Solicitation), and in respect of which the Husky Board or the Cenovus Board, as applicable, determines in good faith, after consultation with its external legal and independent financial advisors, constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal;

(B)

prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, the Party promptly provides written notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person or entity and provides to the Other Party the confidentiality and standstill agreement entered into with such Person or entity in accordance with this clause (vii) and the information required to be provided under clauses (c) and (d) below; and

(C)

the Receiving Party has been, and would be after entering into or participating in any such discussions or negotiations, in compliance with all of its obligations under Section 7.1 of the Arrangement Agreement (Covenants Regarding Non-Solicitation);

(viii)

comply with Division 3 of NI 62-104 and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

(ix)

at any time prior to obtaining the approval of the Husky Common Shareholders and the Husky Optionholders of the Arrangement Resolution (in the case of Husky) or at any time prior to obtaining the approval of the Cenovus Common Shareholders of the Share Issuance Resolution (in the case of Cenovus), withdraw the Husky Board Recommendation (or any recommendation by any committee of the Husky Board) or the Cenovus Board Recommendation (or any recommendation by any committee of the Cenovus Board), as applicable, and accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party but only if prior to such acceptance, recommendation, approval or implementation: (A) the board of directors of such Party shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by clause (d) below and after receiving the advice of its financial advisors and external legal counsel, as reflected in minutes of the board of directors of such Party, that such Superior Proposal is in the best interests of the Party and the taking of such action is necessary for the board of directors of such Party to act in a manner consistent with its fiduciary duties under Applicable Law; (B) such Party complies with its obligations set out in clause (d) below; and (C) if such Party is entering into an agreement to implement a Superior Proposal, such Party terminates the Arrangement Agreement in accordance with Section 9.1(g) (Termination by Husky upon entering into a Superior Proposal) or Section 9.1(h) (Termination by Cenovus upon entering into a Superior Proposal) of the Arrangement Agreement, as applicable, and concurrently therewith pays the Cenovus Termination Amount or the Husky Termination Amount, as applicable.

(c)

If, after the Agreement Date, a Party or any of its subsidiaries (the “Receiving Party”) is in receipt of an Acquisition Proposal or any request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to the Receiving Party or its properties, facilities, books or records the Receiving Party shall promptly (and in any event within 24 hours of receipt by the Receiving Party) notify the Other Party (“Responding Party”) (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any amendments to the foregoing received by the Receiving Party. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) or any such request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to the Receiving Party or its properties, facilities, books or records received by the Receiving Party or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal or offer or request (to the extent then known by the Receiving Party). The Receiving Party shall also provide such further and other details of the Acquisition Proposal, request or any amendment thereto as the Responding Party may reasonably request (to the extent then known by the Receiving Party). The Receiving Party shall keep the Responding Party fully informed of the status, including any change to material terms, of any Acquisition Proposal, request or any amendment thereto, shall respond promptly to all reasonable inquiries by the Responding Party with respect thereto, and shall provide to the Responding Party copies of all correspondence and other written material sent to or provided to the Receiving Party by any Person in connection with such inquiry, proposal, offer or request or sent or provided by the Receiving Party to any Person in connection with such inquiry, proposal, offer or request.

(d)

Following receipt of a Superior Proposal, the Receiving Party shall give the Responding Party, orally and in writing, at least five Business Days advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall:

(i)	confirm that the board of directors of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal;

(ii)	identify the third party making the Superior Proposal;

(iii)

if the Receiving Party is proposing to enter into an agreement to implement such Superior Proposal, confirm that the entering into of a definitive agreement to implement such Superior Proposal is not subject to any financing condition, due diligence or access condition; and

(iv)

if the Receiving Party is proposing to enter into an agreement to implement such Superior Proposal, confirm that a definitive agreement to implement such Superior Proposal has been settled between the Receiving Party and such third party in all material respects (including in respect of the value and financial terms and the value ascribed to any non-cash consideration offered under such Acquisition Proposal), and the Receiving Party will concurrently provide a true and complete copy thereof, together with all supporting materials, including any financing documents supplied to the Receiving Party in connection therewith, and will thereafter promptly provide any amendments thereto, to the Responding Party.

During the five Business Day period commencing on the delivery of such notice (such period, the “Matching Period”), the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not change, withdraw, withhold, amend, modify or qualify, or propose publicly to change, withdraw, withhold, amend, modify or qualify the Husky Board Recommendation or the Cenovus Board Recommendation, as applicable. During the Matching Period, the Responding Party shall have the opportunity (but not the obligation) to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal. In addition, during the Matching Period, or such longer period as the Receiving Party may approve in writing for such purpose: (i) the board of directors of the Receiving Party shall review any offer made by the Responding Party to amend the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) the Receiving Party shall negotiate in good faith with the Responding Party to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable the Responding Party to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the board of directors of the Receiving Party determines that such Acquisition Proposal would cease to be a Superior Proposal: (x) the Receiving Party shall promptly so advise the Responding Party, and the Receiving Party and the Responding Party shall amend the Arrangement Agreement to reflect such offer made by the Responding Party, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing; and (y) the board of directors of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not change, withdraw, withhold, amend, modify or qualify, or publicly propose to change, withdraw, withhold, amend, modify or qualify the Husky Board Recommendation or the Cenovus Board Recommendation, as applicable. The Receiving Party acknowledges that each successive material modification of any Superior Proposal that results in an increase in the consideration (or the value thereof) to be received by the Receiving Party’s shareholders or other material terms or conditions shall constitute a new Superior Proposal for purposes of the requirement under this clause (d) to initiate a new Matching Period.

(e)

The Cenovus Board or the Husky Board shall promptly and in any event within 24 hours after the determination in (i) or (ii) below, reaffirm the Husky Board Recommendation or Cenovus Board Recommendation, as applicable, by news release after any Acquisition Proposal is publicly announced or made if: (i) the board of directors of the Receiving Party determines that such Acquisition Proposal does not constitute a Superior Proposal in accordance with Section 7.1 of the Arrangement Agreement (Covenants Regarding Non-Solicitation); or (ii) the board of directors of the Receiving Party determines that an amendment to the terms of the Arrangement Agreement has been agreed that results in the Acquisition Proposal not being a Superior Proposal. The Receiving Party shall provide the Responding Party and its external legal counsel with a reasonable opportunity to review the form and content of any such news release and shall make all reasonable amendments to such news release as requested by the Responding Party and its counsel.

(f)

Each of Cenovus and Husky agree that all information that may be provided to it by the Other Party with respect to any Superior Proposal pursuant to Section 7.1 of the Arrangement Agreement (Covenants Regarding Non-Solicitation) shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreement, and such information shall not be disclosed or used except in accordance with the Confidentiality Agreement or in order to enforce its rights under the Arrangement Agreement in legal proceedings.

(g)

Each Party shall ensure that its Representatives are aware of the provisions of Section 7.1 of the Arrangement Agreement (Covenants Regarding Non-Solicitation). Each Party shall be responsible for any breach of Section 7.1 of the Arrangement Agreement (Covenants Regarding Non-Solicitation) by its Representatives.

Termination Amount Payable by Husky

Pursuant to the Arrangement Agreement, if at any time after the execution and delivery of the Arrangement Agreement and prior to the termination of the Arrangement Agreement:

(a)

the Husky Board (or any committee thereof): (i) fails to make the Husky Board Recommendation; (ii) changes, withdraws, withholds, amends, modifies or qualifies, or proposes publicly to change, withdraw, withhold, amend, modify or qualify, the Husky Board Recommendation in a manner adverse to Cenovus (it being understood that the taking of a neutral position or no position with respect to an announced Acquisition Proposal beyond the earlier of a period of two Business Days following such announcement or the date which is the day prior to the date proxies in respect of the Husky Meeting must be deposited shall be considered an adverse modification to such recommendation); (iii) fails to reaffirm publicly the Husky Board Recommendation: (A) in the manner and within the time period set out in clause (e) under the heading “Covenants of the Parties Regarding Non-Solicitation; Right to Accept a Superior Proposal” above; or (B) within five Business Days after having been requested to do so by Cenovus; or (iv) resolves to do any of the foregoing, and the Arrangement Agreement is terminated by Cenovus upon the occurrence of a Cenovus Disposition Event;

(b)

Husky breaches any of its obligations under Section 7.1 of the Arrangement Agreement (Covenants Regarding Non-Solicitation) in any material respect, and the Arrangement Agreement is terminated by Cenovus upon the occurrence of a Cenovus Disposition Event;

(c)

the Husky Board (or any committee thereof): (i) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into, an agreement, understanding or letter of intent to implement an Acquisition Proposal; or (ii) fails to recommend unequivocally against acceptance of an Acquisition Proposal, and the Arrangement Agreement is terminated by Cenovus upon the occurrence of a Cenovus Disposition Event;

(d)

the Arrangement Agreement is terminated by Husky or Cenovus where the Husky Common Shareholders and the Husky Optionholders fail to approve the Arrangement Resolution at the Husky Meeting in accordance with the Interim Order, and prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Husky has been publicly announced, proposed, disclosed, offered or made by any Person (other than Cenovus or its affiliates) and, within 12 months following the date of such termination:

(i)	the Husky Board recommends any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such 12-month period);

(ii)	Husky enters into a binding definitive agreement in respect of any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such 12-month period); or

(iii)	any Acquisition Proposal is consummated with Husky; or

(e)

Husky enters into a definitive agreement with respect to a Superior Proposal pursuant to clause (b)(ix) under the heading “—Covenants of the Parties Regarding Non-Solicitation; Right to Accept a Superior Proposal” above and terminates the Agreement pursuant to Section 9.1(g) of the Arrangement Agreement (Termination by Husky upon entering into a Superior Proposal),

(each of the above, if not timely cured, if applicable, or waived by Cenovus, being (upon expiration of the applicable cure period) hereinafter referred to as a “Cenovus Disposition Event”), Husky shall pay to Cenovus the Cenovus Termination Amount in the amount of $150 million, in consideration for the disposition of Cenovus’s rights under the Arrangement Agreement, in immediately available funds, to an account designated by Cenovus, as follows:

(i)

if the Cenovus Termination Amount is payable pursuant to (a), (b) or (c) above, the Cenovus Termination Amount shall be payable within two Business Days following the occurrence of such Cenovus Disposition Event;

(ii)	if the Cenovus Termination Amount is payable pursuant to (d) above, the Cenovus Termination Amount shall be payable upon the consummation of the Acquisition Proposal referred to above; or

(iii)	if the Cenovus Termination Amount is payable pursuant to (e) above, the Cenovus Termination Amount shall be payable concurrently with the termination of the Arrangement Agreement.

Husky shall only be obligated to pay one Cenovus Termination Amount pursuant to the Arrangement Agreement.

Termination Amount Payable by Cenovus

Pursuant to the Arrangement Agreement, if at any time after the execution and delivery of the Arrangement Agreement and prior to the termination of the Arrangement Agreement:

(a)

the Cenovus Board (or any committee thereof): (i) fails to make the Cenovus Board Recommendation; (ii) changes, withdraws, withholds, amends, modifies or qualifies, or proposes publicly to change, withdraw, withhold, amend, modify or qualify, the Cenovus Board Recommendation in a manner adverse to Husky (it being understood that the taking of a neutral position or no position with respect to an announced Acquisition Proposal beyond the earlier of a period of two Business Days following such announcement or the date which is the day prior to the date proxies in respect of the Cenovus Meeting must be deposited shall be considered an adverse modification to such recommendation); (iii) fails to reaffirm publicly the Cenovus Board Recommendation: (A) in the manner and within the time period set out in clause (e) under the heading “Covenants of the Parties Regarding Non-Solicitation; Right to Accept a Superior Proposal” above; or (B) within five Business Days after having been requested to do so by Husky; or (iv) resolves to do any of the foregoing, and the Arrangement Agreement is terminated by Husky upon the occurrence of a Husky Disposition Event;

(b)

Cenovus breaches any of its obligations under Section 7.1 of the Arrangement Agreement (Covenants Regarding Non-Solicitation) in any material respect, and the Arrangement Agreement is terminated by Husky upon the occurrence of a Husky Disposition Event;

(c)

the Cenovus Board (or any committee thereof): (i) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into, an agreement, understanding or letter of intent to implement an Acquisition Proposal; or (ii) fails to recommend unequivocally against acceptance of an Acquisition Proposal, and the Arrangement Agreement is terminated by Husky upon the occurrence of a Husky Disposition Event;

(d)

the Arrangement Agreement is terminated by Husky or Cenovus where the Cenovus Common Shareholders fail to approve the Share Issuance Resolution by the requisite vote at the Cenovus Meeting, and prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Cenovus has been publicly announced, proposed, disclosed, offered or made by any Person (other than Husky or its affiliates) and, within 12 months following the date of such termination:

(i)	the Cenovus Board recommends any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such 12-month period);

(ii)	Cenovus enters into a binding definitive agreement in respect of any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such 12-month period); or

(iii)	any Acquisition Proposal is consummated with Cenovus; or

(e)

Cenovus enters into a definitive agreement with respect to a Superior Proposal pursuant to clause (b)(ix) under the heading “—Covenants of the Parties Regarding Non-Solicitation; Right to Accept a Superior Proposal” above and terminates the Agreement pursuant to Section 9.1(h) of the Arrangement Agreement (Termination by Cenovus upon entering into a Superior Proposal),

(each of the above, if not timely cured, if applicable, or waived by Cenovus, being (upon expiration of the applicable cure period) hereinafter referred to as a “Husky Disposition Event”), Cenovus shall pay to Husky the Husky Termination Amount in the amount of $240 million, in consideration for the disposition of Husky’s rights under the Arrangement Agreement, in immediately available funds, to an account designated by Husky, as follows:

(i)

if the Husky Termination Amount is payable pursuant to (a), (b) or (c) above, the Husky Termination Amount shall be payable within two Business Days after the occurrence of such Husky Disposition Event;

(ii)	if the Husky Termination Amount is payable pursuant to (d) above, the Husky Termination Amount shall be payable upon the consummation of the Acquisition Proposal referred to above; or

(iii)	if the Husky Termination Amount is payable pursuant to (e) above, the Husky Termination Amount shall be payable concurrently with the termination of the Arrangement Agreement.

Cenovus shall only be obligated to pay one Husky Termination Amount pursuant to the Arrangement Agreement.

Termination

Cenovus and Husky have agreed that the Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement of the Parties;

(b)	by either Party if:

(i)	the Husky Common Shareholders and the Husky Optionholders fail to approve the Arrangement Resolution by the requisite vote at the Husky Meeting in accordance with the Interim Order;

(ii)	the Cenovus Common Shareholders fail to approve the Share Issuance Resolution by the requisite vote at the Cenovus Meeting;

(iii)

a change in Law is enacted, made, enforced or amended that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Parties from completing the Arrangement, and such Law has, if applicable, become final; and non-appealable, on the condition that: (A) the Party seeking to terminate the Arrangement Agreement has used its reasonable commercial efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; and (B) the enactment, making, enforcement or amendment of such Law was not primarily due to the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or

(iv)

the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate the Arrangement Agreement under this clause (iv) shall not be available to a Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(c)

by either Party if any of the mutual conditions or the conditions for its benefit has not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date; provided that the Party seeking termination is in compliance with its obligations as provided in Section 6.4(b) of the Arrangement Agreement (Notice and Cure Provisions), if applicable, and on the condition that the failure to satisfy the particular condition precedent being relied upon as a basis for termination of the Arrangement Agreement did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Arrangement Agreement;

(d)

by Husky if, following the Husky Meeting, an Acquisition Proposal in respect of Cenovus is consummated or approved by the Cenovus Common Shareholders at a meeting at which the Husky Common Shareholders are not entitled to vote;

(e)	by Cenovus upon the occurrence of a Cenovus Disposition Event;

(f)	by Husky upon the occurrence of a Husky Disposition Event;

(g)

by Husky, prior to approval of the Arrangement Resolution, if Husky enters into, or the Husky Board authorizes Husky to enter into, a definitive agreement with respect to a Superior Proposal, provided that: (i) Husky has previously paid or concurrently pays to Cenovus the Cenovus Termination Amount; and (ii) Husky has complied with its obligations as described under the heading “Covenants of the Parties Regarding Non-Solicitation; Right to Accept a Superior Proposal” above; or

(h)

by Cenovus, prior to approval of the Share Issuance Resolution, if Cenovus enters into, or the Cenovus Board authorizes Cenovus to enter into, a definitive agreement with respect to a Superior Proposal, provided that: (i) Cenovus has previously paid or concurrently pays to Husky the Husky Termination Amount; and (ii) Cenovus has complied with its obligations as described under the heading “Covenants of the Parties Regarding Non-Solicitation; Right to Accept a Superior Proposal” above.

Under the provisions of the Arrangement Agreement, in the event of the termination of the Arrangement Agreement in the circumstances set out above, the Arrangement Agreement will forthwith become void and neither Party will have any liability or further obligation to the Other Party thereunder, except with respect to: (a) certain indemnification obligations set forth in the Arrangement Agreement; (b) the payment of certain fees pursuant to the Arrangement Agreement, including those outlined above under the heading “Termination Amount Payable by Husky” above and the termination amounts outlined under the heading “Termination Amount Payable by Cenovus”, where applicable; and (c) the general provisions of the Arrangement Agreement. No termination shall relieve either Party from liability for any fraud, or wilful or intentional breach of any provision of the Arrangement Agreement prior to its termination and no termination of the Arrangement Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement, except to the extent specified therein.

Quantum of Termination Amount

Each of Cenovus and Husky acknowledges that the payment of the Husky Termination Amount or the Cenovus Termination Amount, as applicable, is a payment in consideration for the disposition of the Other Party’s rights under the Arrangement Agreement and agrees that such amount represents a genuine pre-estimate of the damages that Cenovus or Husky (as applicable) will suffer or incur as a result of the event giving rise to the disposition of rights under the Arrangement Agreement and the resultant termination of the Arrangement Agreement and is not a penalty. Each of Cenovus and Husky irrevocably waives any right it may have to raise as a defence that any such amounts payable by it are excessive or punitive. For greater certainty, Cenovus and Husky agree that receipt of the Husky Termination Amount or the Cenovus Termination Amount, as applicable, is the sole monetary remedy of Cenovus or Husky (as applicable) in such circumstances, except that such limitation shall not apply in the event of fraud, or wilful or intentional breach of the Arrangement Agreement, by the Party that has made, or is required to make a payment of the Husky Termination Amount or the Cenovus Termination Amount (as applicable), and, in such circumstances, the non-breaching Party may pursue an action against the breaching Party for damages. In circumstances where the Cenovus Termination Amount or the Husky Termination Amount, as applicable, is not payable, Cenovus or Husky (as applicable) shall not be precluded from pursuing an action against the Other Party for damages for a breach under the Arrangement Agreement or from seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants or agreements of the Other Party set out in the Arrangement Agreement or the Confidentiality Agreement.

Support Agreements

The following is a summary of certain provisions of the Support Agreements and is qualified in its entirety by the full text of the form of such agreement, set forth in Schedule “G” to Appendix D to this Information Circular. Husky Shareholders and Cenovus Common Shareholders are urged to read the form of the Support Agreements in its entirety.

On October 24, 2020, Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l., which hold approximately 40.19% and 29.32%, respectively, of the Husky Common Shares, each entered into a separate hard lock-up agreement with Cenovus pursuant to which such Supporting Husky Shareholder has agreed, among other things, to vote, or cause to be voted, all of the Husky Common Shares, Husky Preferred Shares or any other securities of Husky having voting rights in respect of the Arrangement beneficially owned, controlled or directed or subsequently acquired by such Supporting Husky Shareholder: (a) for and in favour of the Arrangement Resolution or the Preferred Shareholder Resolution, if applicable and to deliver valid proxies or voting instruction forms in respect of the same at least 15 days prior to the Husky Meeting; (b) against any other business combination, arrangement, amalgamation, merger, consolidation, reorganization, recapitalization, liquidation, material asset sale or similar transaction involving Husky, or any issue of securities by Husky, or any resolution to approve, ratify or adopt any of the foregoing; and (c) against any resolution, transaction or other action that is inconsistent with, or could reasonably be likely to impede, interfere with, delay, postpone, or adversely affect in any material respect, the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement, including against any Acquisition Proposal in respect of Husky. Additionally, each Supporting Husky Shareholder has agreed to a number of negative covenants in furtherance of the consummation of the Arrangement, as particularized in Section 2 (Shareholder Covenants) of such Supporting Husky Shareholder’s respective Support Agreement, and agreed to make commercially reasonable efforts to obtain all Key Regulatory Approvals, as particularized in Section 3 (Regulatory Cooperation) of such Supporting Shareholder’s respective Support Agreement.

Each of the Support Agreements shall terminate on the earliest of: (a) the mutual written consent of Cenovus and the applicable Supporting Husky Shareholder; (b) the time (if any) at which the Arrangement Agreement is terminated: (i) by mutual written agreement of the Parties; (ii) by Cenovus in accordance with the terms of the Arrangement Agreement; or (iii) by Husky in accordance with those provisions of Section 9.1 (Termination) of the Arrangement Agreement described in paragraphs (b)(ii), (b)(iii), (c) or (f) under the heading “The Arrangement Agreement – Termination” above; (c) completion of an Acquisition Proposal in respect of Cenovus; (d) approval by the requisite majority of Cenovus Common Shareholders of an Acquisition Proposal in respect of Cenovus, completion of which requires, pursuant to Applicable Laws, approval by the Cenovus Common Shareholders; (e) the Effective Time; and (f) the Outside Date.

Standstill Agreements

The following is a summary of certain provisions of the Standstill Agreements and is qualified in its entirety by the full text of the form of such agreement, set forth in Schedule “J” to Appendix D to this Information Circular. Husky Shareholders and Cenovus Common Shareholders are urged to read the form of the Standstill Agreement in its entirety.

On October 24, 2020, Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l. each entered into a separate Standstill Agreement with Cenovus, with effect as of the Effective Date. Each Standstill Agreement sets forth certain restrictions and obligations in connection with such Supporting Husky Shareholder’s shareholdings in Cenovus following completion of the transactions contemplated by the Arrangement Agreement.

Transfer Restrictions

Pursuant to their respective Standstill Agreements, subject to certain exceptions, for a period of 18 months following the Effective Date, a Supporting Husky Shareholder will not Transfer (as defined below) any Cenovus Common Shares, except: (i) pursuant to any take-over bid for the voting or equity securities of Cenovus or any acquisition of all or substantially all of the assets of Cenovus and its subsidiaries on a consolidated basis, or any arrangement, amalgamation, merger or other similar business combination transaction involving Cenovus (a “Combination Transaction”) that has been approved by the Cenovus Board or recommended by the Cenovus Board for approval by the shareholders of Cenovus; or (ii) in regard to a Transfer to an affiliate of such Supporting Husky Shareholder, provided that such affiliate agrees to be bound by and become a party to the Standstill Agreement as a “Supporting Husky Shareholder” (and such Supporting Husky Shareholder agrees to cause such affiliate to become a party to such Supporting Husky Shareholder’s Standstill Agreement) and, concurrent with the completion of such Transfer: (a) executes and delivers a joinder or similar document in order to effect the foregoing; and (b) such Supporting Husky Shareholder, or its affiliate, shall promptly (and in any event within two Business Days) notify Cenovus if it engages in any of the transactions referred to in clause (ii); or (iii) on a change of control of such Supporting Husky Shareholder, each of which may be effected without the prior consent of Cenovus.

Without the prior consent of Cenovus (which consent may, in the sole discretion of Cenovus, be withheld or given subject to such conditions as Cenovus may in its sole discretion determine), no Supporting Husky Shareholder may Transfer, either alone or in the aggregate with its affiliates, the other Supporting Husky Shareholder or its affiliates, and whether in a single transaction or a series of related transactions, any Cenovus Common Shares or Cenovus Warrants to any Person, that would, to the knowledge of the Supporting Husky Shareholder (after reasonable inquiry), result in such Person, together with any Persons acting jointly or in concert with such Person, beneficially owning, or controlling or directing, 20% or more of the then-outstanding Cenovus Common Shares (including those Cenovus Common Shares and Cenovus Warrants proposed to be Transferred) and assuming for this purpose full exercise of all Cenovus Warrants that would, after the proposed Transfer, be beneficially owned or controlled or directed by such Person and any Person acting jointly or in concert therewith; provided that the foregoing shall not apply to:

(a)	Transfers effected through an underwritten public offering (including an underwritten public offering undertaken pursuant to the Supporting Husky Shareholder’s Registration Rights Agreement);

(b)

Transfers effected as a result of the consummation of a Combination Transaction which has been approved by a resolution of Cenovus Common Shareholders, or made to an offeror in relation to a take-over bid where the offeror pursuant to such take-over bid is proposing to acquire such Cenovus Common Shares from the Supporting Husky Shareholder or the other Supporting Husky Shareholder or both in connection with an identical offer made to all holders of Cenovus Common Shares (in terms of price, timing, proportion of securities sought to be acquired and conditions); or

(c)	Transfers made to an affiliate as permitted under the terms of the applicable Standstill Agreement.

If any Supporting Husky Shareholder or any of its affiliates or a representative acting on behalf of the Supporting Husky Shareholder or its affiliates proposes to Transfer or cause the Transfer of any Cenovus Common Shares or Cenovus Warrants in circumstances as described above except that the reference therein to “20%” is instead read as a reference to “10%”, then such Supporting Husky Shareholder shall give Cenovus advance written notice of the proposed Transfer and, if reasonably practicable, consult with Cenovus with respect to such Transfer, not less than 24 hours prior to the earlier of (i) entering into any agreement or binding obligation in respect thereof or (ii) effecting such Transfer, and shall, unless otherwise prohibited by confidentiality or similar restrictions (in respect of which a Supporting Husky Shareholder has used its commercially reasonable efforts to seek a waiver or consent thereof), provide Cenovus with the identity of the proposed transferee and the terms on which the Transfer is proposed to be completed.

For purposes of the Standstill Agreement, a “Transfer” is defined to include any sale, exchange, disposition, assignment, gift, bequest, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value and whether directly or indirectly in any manner whatsoever, and includes any agreement to effect any of the foregoing and, in the case of Cenovus Common Shares includes a transaction (other than a change of control transaction whereby a Person or group of Persons acting jointly or in concert acquires, directly or indirectly, control of at least a majority of the equity of the applicable Supporting Husky Shareholder) involving the Transfer of the ownership interests in the applicable Supporting Husky Shareholder or an Affiliate of such Supporting Husky Shareholder which holds any legal title or beneficial ownership in Cenovus Common Shares which is designed to otherwise circumvent the restrictions on transfer contained in the Standstill Agreement.

Voting Restrictions

Pursuant to their respective Standstill Agreements, each Supporting Husky Shareholder covenants and agrees that it and its affiliates shall: (a) vote or cause to be voted all Cenovus Common Shares that it beneficially owns, or over which it or any of its affiliates has control or direction, in favour of; or (b) abstain from voting in respect of all Cenovus Common Shares that it beneficially owns, or over which it or any of its affiliates has control or direction, in respect of, the election, as directors of Cenovus, of all nominees of the Cenovus Board or Cenovus management at any annual or other meeting of Cenovus Common Shareholders at which members of the Cenovus Board are proposed to be elected (and, for greater certainty, not withhold any vote in respect of, or vote against, any of the foregoing); and not knowingly take any action that is adverse to the nomination, appointment or election of any Cenovus Board-supported nominee or Cenovus Board-proposed nominee to the Cenovus Board and vote or cause to be voted all Cenovus Common Shares that it beneficially owns, or over which it or any of its affiliates has control or direction, against any such matter or proposal.

In connection with a Combination Transaction, each Supporting Husky Shareholder covenants and agrees that it shall, and shall cause its affiliates to, vote its pro-rata share of all Excess Shares (as defined below) that it beneficially owns, or over which it or any of its affiliates has control or direction, in accordance with the Cenovus Board’s recommendation in respect to such Combination Transaction. “Excess Shares” means, at the applicable time, such number of Cenovus Common Shares held by the Supporting Husky Shareholders, in aggregate, which are in excess of the number that is 19.9% of the then-outstanding Cenovus Common Shares. As applicable, each Supporting Husky Shareholder will deposit or tender, or not deposit or tender, its pro-rata share of all Excess Shares that it beneficially owns, or over which it or any of its affiliates has control or direction, to or under any Combination Transaction, in accordance with the Cenovus Board’s recommendation in respect of the Combination Transaction.

Prohibited Activities

Subject to certain exceptions, without the prior written consent of Cenovus (which consent may, in the sole discretion of Cenovus, be withheld or given subject to such conditions as Cenovus may in its sole discretion determine), no Supporting Husky Shareholder or its affiliates, will, directly or indirectly, do any of the following or cause such to occur:

(a)

acquire, agree to acquire or make any proposal or offer to acquire any (i) voting or equity securities (including Cenovus Common Shares) of Cenovus or any of its subsidiaries (other than Cenovus Warrants); (ii) securities convertible into, or exercisable or exchangeable for, voting or equity securities (including Cenovus Common Shares) of Cenovus or any of its subsidiaries (other than Cenovus Warrants); or (iii) assets of Cenovus or any of its subsidiaries, except (A) pursuant to a stock dividend or dividend-in-kind paid by Cenovus to all holders of Cenovus Common Shares, including pursuant to any dividend reinvestment plan of Cenovus, (B) pursuant to an exercise of Cenovus Warrants or pre-emptive rights in accordance with the Pre-Emptive Rights Agreement, or (C) pursuant to a Transfer permitted under the terms of the applicable Standstill Agreement;

(b)

engage in any discussion or negotiations, conclude any understanding or enter into (or propose or offer to enter into), directly or indirectly, any agreement with respect to any Combination Transaction;

(c)

engage in, participate in, or in any way knowingly initiate, directly or indirectly and whether alone or jointly or in concert with another Person, any “solicitation” (as such term is defined in the CBCA) of proxies or consents with respect to the voting of any securities of Cenovus or knowingly initiate, propose or otherwise “solicit” (as such term is defined in the CBCA) securityholders of Cenovus to vote any securities of Cenovus on any matter;

(d)

except as required by the Standstill Agreements, grant any power of attorney over any securities of Cenovus, or deposit any securities of Cenovus in any voting agreement, voting trust, voting pool or similar arrangement or subject any securities of Cenovus to any arrangement or agreement with respect to the voting of any such securities, or grant any proxy with respect to any securities of Cenovus (other than to the named Cenovus management proxies);

(e)	seek, alone or in concert with others, to requisition or call a meeting of shareholders of Cenovus;

(f)	submit any shareholder proposal pursuant to sections 103(5) or 137 of the CBCA;

(g)

seek or cause any Person or Governmental Authority to issue a cease trade order in respect of, or otherwise interfere with the operation of any shareholder rights plan or similar arrangement of Cenovus;

(h)	other than as required by Applicable Law or the rules of the TSX or NYSE, publicly disclose any plan, intention or proposal with respect to the foregoing; and

(i)

enter into discussions, agreements or understandings with any Person with respect to the foregoing, or knowingly advise, induce, assist (including providing financial assistance) or encourage any Person to take any of the prohibited actions outlined above.

These restrictions shall cease to apply on the earlier of: (i) the execution and delivery by Cenovus of a definitive agreement to implement a transaction or series of transactions pursuant to which a Person agrees to acquire beneficial ownership of, or control or direction over, more than 50% of the outstanding voting securities of Cenovus (measured on a fully-diluted basis) or a majority of the consolidated assets of Cenovus and its subsidiaries; (ii) a Person or group of related Persons acting jointly or in concert acquire beneficial ownership of, or control or direction over, at least 20% of the outstanding voting securities of Cenovus; and (iii) a Person or group of related Persons acting jointly or in concert publicly commence a formal take-over bid for more than 20% of the outstanding voting securities of Cenovus.

Termination

The Standstill Agreements shall each terminate at 11:59 p.m. (Calgary time) on the date that is 60 months following the Effective Date, unless any of the following events occur which cause earlier termination:

(a)	upon the termination of the Arrangement Agreement, other than as a result of the completion of the Arrangement;

(b)	the date on which the Standstill Agreement or the other Standstill Agreement is terminated by the written agreement of the parties thereto;

(c)

provided that the restrictions set out above under the heading “Transfer Restrictions” have been complied with under each Standstill Agreement, the date on which the Supporting Husky Shareholders, together with their affiliates, cease to beneficially own, or control or direct, in aggregate, at least 10% of the then-outstanding Cenovus Common Shares; or

(d)	any Qualified Individual (as defined below) duly nominated in accordance with the Standstill Agreement is not appointed to the Cenovus Board in accordance with the Standstill Agreements.

For purposes of the Standstill Agreements, a “Qualified Individual” means an individual who may be proposed for nomination or appointment by the then Continuing Designees to the Cenovus Board and is: (i) reasonably acceptable to the Nominating and Corporate Governance Committee (or its successor committee) of the Cenovus Board (it being understood that an individual who is not prohibited from acting as director pursuant to the CBCA, Applicable Securities Laws and the rules of any recognized stock exchange on which the Cenovus Common Shares are listed for trading shall be deemed to be reasonably acceptable); (ii) in the event that less than one-quarter of the Continuing Designees (as defined below) are Canadian (including any other individual who is a Qualified Individual), a Canadian; and (iii) in the event that the designated number of directors determined in accordance with the Standstill Agreement equals or exceeds four and none of the Continuing Designees is an independent (as determined under Applicable Securities Laws) director, an independent (as determined under Applicable Securities Laws) director. The designated number of directors determined in accordance with the Standstill Agreements that may be proposed for nomination or appointment by the Continuing Designees is determined with reference to the proportionate share ownership of the combined company by Husky Common Shareholders and, following the first annual general meeting of Cenovus following completion of the Arrangement, is determined with reference to the proportionate share ownership of the Supporting Husky Shareholders in the combined company. Cenovus is not required under the terms of the Standstill Agreements to appoint or nominate to the Cenovus Board any Qualified Individual. For purposes of the Standstill Agreements, “Continuing Designees” means the remaining individuals of: (i) as of the Effective Date, the four directors of the Cenovus Board as determined by Husky prior to the Effective Date, who shall include one independent (as determined under Applicable Securities Laws) director; and (ii) at any time after the Effective Date: (A) each of the individuals described in clause (i) insofar as he or she continues to be a Cenovus Board member, or the successor designee of such individual; and (B) any additional Qualified Individual nominated and appointed to the Cenovus Board pursuant to the applicable provisions of the Standstill Agreement.

Pre-Emptive Rights Agreement

The following is a summary of certain provisions of the Pre-Emptive Rights Agreement and is qualified in its entirety by the full text of the form of such agreement, set forth in Schedule “K” to Appendix D to this Information Circular. Husky Shareholders and Cenovus Common Shareholders are urged to read the form of the Pre-Emptive Rights Agreement in its entirety.

Pursuant to the Arrangement Agreement, Cenovus has agreed that, if requested in writing on or prior to the Effective Date by a beneficial holder of more than 5% of the outstanding Cenovus Common Shares immediately after the consummation of the Arrangement that was not party to a registration rights agreement or similar agreement that was in full force and effect as at the Agreement Date, Cenovus will cause to be executed and delivered a Pre-Emptive Rights Agreement between Cenovus and such beneficial holder.

The Pre-Emptive Rights Agreement will, upon its execution and delivery, provide a beneficial holder holding more than 5% of the outstanding Cenovus Common Shares immediately after the consummation of the Arrangement who is party to a Pre-Emptive Rights Agreement (a “Pre-Emptive Rights Holder”) with the right but not the obligation to, upon the proposed issuance or sale by Cenovus of Cenovus Common Shares or other convertible securities of Cenovus, purchase such number of additional Cenovus Common Shares or other convertible securities of Cenovus on the same terms and conditions that such securities are being issued or sold by Cenovus, including at the same price per security and otherwise be on economic terms and conditions that are no less favourable, individually or in the aggregate, to the Pre-Emptive Rights Holder than the terms and conditions are to any purchaser in such offering of securities, in order to allow the Pre-Emptive Rights Holder to maintain its pro rata share of the then-outstanding Cenovus Common Shares that such Pre-Emptive Rights Holder holds immediately prior to such offering of securities (a “Pre-Emptive Right”). The Pre-Emptive Right does not apply to securities issued or sold in enumerated circumstances such as securities issued or sold for the purposes of director, officer, employee or consultant incentive plans, employee share ownership programs or similar plans or programs, in each case, that have been approved by the Cenovus Board, or in connection with dividend reinvestment plans, the satisfaction of existing instruments, the conversion of convertible securities and any corporate transaction such as a merger, amalgamation or take-over bid, or share or asset purchase, or similar transactions, where securities are used to fund all or a portion of the applicable transaction price.

A Pre-Emptive Rights Agreement will continue in force until the earliest of: (a) 11:59 p.m. (Calgary time) on the date that is 60 months following the Effective Date; (b) the date on which the Pre-Emptive Rights Agreement is terminated by written agreement of the parties thereto; (c) the first date on which a Pre-Emptive Rights Holder ceases to, directly or indirectly, beneficially own, in aggregate, more than 5% of the then-outstanding Cenovus Common Shares; or (d) the date on which the Standstill Agreements are terminated.

Registration Rights Agreement

The following is a summary of certain provisions of the Registration Rights Agreement and is qualified in its entirety by the full text of the form of such agreement, set forth in Schedule “L” to Appendix D to this Information Circular. Husky Shareholders and Cenovus Common Shareholders are urged to read the form of the Registration Rights Agreement in its entirety.

Pursuant to the Arrangement Agreement, Cenovus has agreed that, if requested in writing on or prior to the Effective Date by a beneficial holder holding more than 5% of the outstanding Cenovus Common Shares immediately after the consummation of the Arrangement that was not party to a registration rights agreement or similar agreement that was in full force and effect as at the Agreement Date, Cenovus will cause to be executed and delivered a Registration Rights Agreement between Cenovus and such beneficial holder.

The Registration Rights Agreement will, upon its execution and delivery, provide a beneficial holder holding more than 5% of the outstanding Cenovus Common Shares immediately after the consummation of the Arrangement that is party to a Registration Rights Agreement (and its permitted transferee, if applicable) (each a “Registration Rights Holder”) with the right (the “Demand Registration Right”) to require Cenovus to qualify the distribution of (a) the Cenovus Common Shares beneficially owned by the Registration Rights Holder as of the date of the Registration Rights Agreement; (b) any Cenovus Common Shares acquired by a Registration Rights Holder pursuant to an exercise of Cenovus Warrants distributed to the Registration Rights Holder pursuant to the Arrangement; (c) any Cenovus Common Shares that may be acquired by a Registration Rights Holder pursuant to a Pre-Emptive Rights Agreement or any Cenovus Common Shares that may be acquired by a Registration Rights Holder pursuant to an exercise of certain convertible securities of Cenovus; (d) any Cenovus Common Shares or other securities of Cenovus issued as a dividend, distribution, exchange, share split, recapitalization, or other corporate event in respect of such Cenovus Common Shares or Cenovus Warrants; and (e) any Cenovus Warrants, if and only if, such number of Cenovus Warrants is less than or equal to the number of securities under (a)-(d) above proposed to be included in such distribution (collectively, the “Registrable Securities”), by filing a prospectus supplement offering all or part of the Registrable Securities (a “Demand Registration”).

During the term of the Registration Rights Agreement, Cenovus must maintain a short-form base shelf prospectus filed with Canadian Securities Regulators and a registration statement on Form F-10 or such successor form or such other form as Cenovus shall be eligible to use to register the Registrable Securities (the “Registration Statement”) containing a base shelf prospectus filed with the SEC qualifying the Registrable Securities for distribution under Applicable Canadian Securities Laws and Applicable U.S. Securities Laws. The Registration Rights Holders may not make more than three requests for a Demand Registration in any one 365 day period, with the first 365 day period commencing on the date of the Registration Rights Agreement.

In addition, if Cenovus proposes to file a prospectus supplement in Canada and/or with the SEC in order to permit the issuance of Cenovus Common Shares pursuant to a public offering or the sale of Cenovus Common Shares pursuant to a demand made under a Registration Rights Agreement or that certain registration rights agreement dated as of May 17, 2017 between Cenovus and ConocoPhillips Company (the “COP Registration Rights Agreement”), the Registration Rights Agreement will provide the Registration Rights Holders with the right (the “Piggy-Back Registration Right”), among others, to require Cenovus to include Registrable Securities held by the Registration Rights Holder, in the proposed distribution (a “Distribution”). Cenovus must use commercially reasonable efforts to cause to be included in the Distribution all of the Registrable Securities the Registration Rights Holders request to be sold pursuant to the Piggy-Back Registration Right; provided, however, that if the managing underwriter advises Cenovus that the total number of Cenovus Common Shares to be included in such Distribution exceeds the number that can be sold in such offering without being likely to have an adverse effect on the price, timing or distribution of the offering and sale of such securities, the Cenovus Common Shares to be included in the Distribution will be first allocated (i) in the case of a Distribution by Cenovus, to Cenovus, (ii) in the case of a Distribution initiated pursuant to either (A) a demand made under the COP Registration Rights Agreement; or (B) a Demand Registration, to the person making such demand thereunder.

The Piggy-Back Registration Right and Demand Registration Right will be subject to various conditions and limitations, and Cenovus is entitled to defer any distribution in certain circumstances, including during a blackout period under Cenovus’s Policy on Disclosure, Confidentiality and Employee Trading, for a limited period.

The Registration Rights Agreement includes provisions providing for each of Cenovus and the Registration Rights Holders to indemnify and hold harmless each other against all losses, claims, actions, damages, liabilities and expenses arising out of or based upon the applicable party’s inclusion of a misrepresentation or omission in disclosure furnished by such party for inclusion in the Registration Statement related to a Distribution, for breaches of Applicable Canadian Securities Laws or Applicable U.S. Securities Laws and for other losses or claims caused by such party. Subject to certain exceptions, all expenses incurred in connection with a registration pursuant to a Demand Distribution or a Distribution for which the Piggy-Back Registration Right is exercised (excluding underwriters’ discounts and commissions, if any, and applicable transfer taxes, if any, in respect of Registrable Securities being distributed, which shall be borne by the selling Registration Rights Holder and Cenovus in proportion to their respective amounts of Cenovus Common Shares sold in any such offering) shall be borne by Cenovus.

These rights are available to the Registration Rights Holders for a term beginning on the date of the Registration Agreement and ceasing on the earlier of: (a) 11:59 p.m. (Calgary time) on the date that is 60 months following the Effective Date, (b) the date the Registration Rights Holder ceases to beneficially own, directly or indirectly, in the aggregate, more than 5% of the then-outstanding Cenovus Common Shares, (c) the date on which the Registration Rights Agreement is terminated by the written agreement of the parties; or (d) the date on which the Standstill Agreements are terminated.

Description of the Cenovus Warrants

Pursuant to the Arrangement, a portion of the Husky Common Shares held by each Husky Common Shareholder will be exchanged for Cenovus Common Shares and the remaining portion of Husky Common Shares will be exchanged for Cenovus Warrants, such that, in aggregate, each Husky Common Shareholder will receive, in respect of each Husky Common Share held immediately prior to the Effective Time, 0.7845 of a

Cenovus Common Shares and 0.0651 of a Cenovus Warrant. Each whole Cenovus Warrant is exercisable for one Cenovus Common Share for a period of 60 months from the Effective Date, with an exercise price of $6.54 per Cenovus Common Share, subject to adjustment in accordance with the terms of the Cenovus Warrant Indenture.

Cenovus has applied to the TSX and the NYSE to list the Cenovus Warrants and the Cenovus Common Shares issuable upon exercise of the Cenovus Warrants, which listings are subject to the approval of the TSX and the NYSE and satisfaction of any listing conditions required by the TSX and the NYSE, respectively.

The Cenovus Warrants will be created and issued pursuant to the terms of the Cenovus Warrant Indenture to be entered into between Cenovus and Computershare Trust Company of Canada, as warrant agent under the Cenovus Warrant Indenture (as may be substituted in accordance with the terms of the Cenovus Warrant Indenture, the “Cenovus Warrant Agent”), in form and substance acceptable to Cenovus and Husky, each acting reasonably. Prior to the Effective Date, Cenovus may name any other warrant agent with respect to the Cenovus Warrants.

Delivery of Cenovus Warrants

On the Effective Date, Cenovus will deliver a direction to the Cenovus Warrant Agent to issue all of the Cenovus Warrants to be issued and distributed under the Plan of Arrangement.

Any Cenovus Warrants issued in certificated form will be evidenced by a warrant certificate in the form attached to the Cenovus Warrant Indenture. All Cenovus Warrants issued in the name of CDS, Depository Trust Company, or their respective nominees, may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book-entry position on the register of Cenovus Warrantholders to be maintained by the Cenovus Warrant Agent.

No fractional Cenovus Warrants will be issued. A Husky Common Shareholder otherwise entitled to a fractional interest in a Cenovus Warrant shall receive the next lower whole number of Cenovus Warrants in lieu of any fractional Cenovus Warrants. In calculating fractional interests, all Husky Common Shares registered in the name of or beneficially held by such Husky Common Shareholder or its nominee(s) shall be aggregated.

Cenovus Warrant Indenture

The following is a summary of certain provisions of the Cenovus Warrant Indenture and is qualified in its entirety by the full text of the Cenovus Warrant Indenture, which will be made available under Cenovus’s profile on SEDAR at www.sedar.com. Husky Shareholders and Cenovus Common Shareholders are urged to read the Cenovus Warrant Indenture in its entirety. The Cenovus Warrant Indenture will be filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC.

Each whole Cenovus Warrant will entitle the holder thereof to purchase one Cenovus Common Share upon payment of $6.54 per Cenovus Common Share, subject to adjustment in accordance with the terms of the Cenovus Warrant Indenture, for a period of 60 months from the Effective Date, after which time the Cenovus Warrants will expire and become null and void.

The Cenovus Warrant Indenture will provide for customary adjustments to the number of Cenovus Common Shares issuable upon exercise of the Cenovus Warrants and/or to the exercise price in effect for the Cenovus Warrants upon the occurrence of certain events, including: (a) subdivision, redivision or change of Cenovus Common Shares into a greater number of Cenovus Common Shares; (b) reduction, combination or consolidation of the outstanding Cenovus Common Shares into a smaller number of Cenovus Common Shares; (c) the issuance of Cenovus Common Shares or securities exchangeable for, or convertible into, Cenovus Common Shares at no additional cost to the holders of all or substantially all of the issued and outstanding Cenovus Common Shares by way of a stock dividend or other distribution (other than an issuance or distribution of a dividend paid in the ordinary course); (d) the issuance to all or substantially all of the holders of Cenovus Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Cenovus Common Shares, or securities exchangeable for or convertible into Cenovus Common Shares, at a price per Cenovus Common Share to the holder (or at an exchange or conversion price per Cenovus Common Share) of less than 95% of the current market price for Cenovus Common Shares on such record date; and (e) the distribution to all or substantially all of the holders of Cenovus Common Shares of evidences of indebtedness or cash, securities or any property or other assets (other than an issuance or distribution of a dividend paid in the ordinary course).

The Cenovus Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon exercise of the Cenovus Warrants and/or to the exercise price for the Cenovus Warrants upon the occurrence of the following additional events: (a) the reclassification of the Cenovus Common Shares; (b) the consolidation, amalgamation, arrangement or merger of Cenovus with or into another entity (other than an amalgamation of Cenovus and Husky in connection with the Arrangement); or (c) the sale or conveyance of the property and assets of Cenovus as an entirety or substantially as an entirety to any other entity.

Cenovus will also covenant in the Cenovus Warrant Indenture that, so long as any Cenovus Warrant remains outstanding, Cenovus will give notice to holders of Cenovus Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Cenovus Warrants or the number of Cenovus Common Shares issuable upon exercise of the Cenovus Warrants, at least 10 Business Days prior to the record date of such event.

No fractional Cenovus Warrants will be issued. A Husky Common Shareholder otherwise entitled to a fractional interest in a Cenovus Warrant shall receive the next lower whole number of Cenovus Warrants in lieu of any fractional Cenovus Warrants. In calculating fractional interests, all Husky Common Shares registered in the name of or beneficially held by such Husky Common Shareholder or its nominee(s) shall be aggregated.

Cenovus Warrants will not have voting or any other rights of Cenovus Common Shares.

The Cenovus Warrant Indenture will provide that, from time to time, Cenovus and the Cenovus Warrant Agent may amend or supplement the Cenovus Warrant Indenture for certain purposes, without the consent of the Cenovus Warrantholders, including curing defects or inconsistencies or making any change that does not prejudice the rights of any holder. Any amendment or supplement to the Cenovus Warrant Indenture that would prejudice the rights of the Cenovus Warrantholders may only be made by “extraordinary resolution”, which will be defined in the Cenovus Warrant Indenture as a resolution either: (a) passed at a meeting of the registered Cenovus Warrantholders at which there are registered Cenovus Warrantholders present in person or represented by proxy representing of at least 25% of the aggregate number of the then outstanding Cenovus Warrants (unless such meeting is adjourned to a prescribed later date due to the lack of quorum, in which case the requirement for a quorum at such adjourned meeting shall not apply) and passed by the affirmative vote of the registered Cenovus Warrantholders representing not less than 66 2⁄3% of the aggregate number of all the then outstanding Cenovus Warrants represented at the meeting and voted upon such resolution; or (b) adopted by an instrument in writing signed by registered Cenovus Warrantholders representing not less than 66 2⁄3% of the aggregate number of all the then outstanding Cenovus Warrants.

The Cenovus Warrant Indenture will provide that the Cenovus Warrant Agent may, at any time and from time to time, and shall (a) on receipt of a written request of Cenovus or of a written request signed in one or more counterparts by registered Cenovus Warrantholders entitled to acquire in the aggregate not less than 25% of the aggregate number of Cenovus Common Shares which could be acquired pursuant to all Cenovus Warrants then outstanding and unexercised, and (b) upon receiving sufficient funds to cover any costs and expenses and/or being indemnified to its reasonable satisfaction by Cenovus or by the registered Cenovus Warrantholders signing such Cenovus Warrantholders’ request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the registered Cenovus Warrantholders.

Pursuant to the Arrangement Agreement, prior to the Effective Time: (a) Cenovus shall have filed a short form prospectus or a short form base shelf prospectus and accompanying prospectus supplement with respect to such short form base shelf prospectus, in each case with the Alberta Securities Commission (each, a “Canadian Warrant Prospectus”), qualifying the issuance of Cenovus Common Shares upon exercise of Cenovus Warrants (the “Cenovus Warrant Shares”); (b) Cenovus shall have obtained a final receipt from the Alberta Securities Commission, in its capacity as principal regulator, representing the deemed receipt of each of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada for such short form prospectus or short form base shelf prospectus, as applicable; and (c) Cenovus shall have filed a registration statement on Form F-10 with the SEC and, if such Form F-10 contains a short form base shelf prospectus, an accompanying prospectus supplement for the registration of Cenovus Warrant Shares issuable upon exercise of Cenovus Warrants under the U.S. Securities Act and such registration statement on Form F-10 shall have become effective. Cenovus shall use its best efforts to cause there to be: (i) if required by Applicable Canadian Securities Laws, a Canadian Warrant Prospectus qualifying the issuance of the Cenovus Warrant Shares upon exercise of Cenovus Warrants; and (ii) an effective registration statement registering the issuance of the Cenovus Warrant Shares under the U.S. Securities Act, in each case, for so long as any Cenovus Warrants are outstanding. As well, Cenovus shall, on or as promptly as practicable following the Effective Date, cause there to be a registration statement on Form S-8 filed with the SEC which registers the issuance of the Cenovus Common Shares upon exercise of the Cenovus Replacement Options.

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)

the Arrangement Resolution must be approved by not less than 66 2⁄3% of the votes cast by Husky Common Shareholders present in person (virtually) or represented by proxy at the Husky Meeting and not less than 66 2⁄3% of the votes cast by Husky Common Shareholders and Husky Optionholders present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class, in the manner set forth in the Interim Order;

(b)	the Share Issuance Resolution must be approved by a simple majority of the votes cast by the Cenovus Common Shareholders present in person (virtually) or represented by proxy at the Cenovus Meeting;

(c)	the Court must grant the Final Order approving the Arrangement;

(d)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, including receipt of the Key Regulatory Approvals, must be satisfied or waived by the appropriate Party; and

(e)	the Final Order, the Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.

Upon the conditions precedent set forth in the Arrangement Agreement being satisfied or waived, Husky intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Securityholder Approvals

Arrangement Resolution

Pursuant to the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by (i) not less than 66 2⁄3% of the votes cast by Husky Common Shareholders present in person (virtually) or represented by proxy at the Husky Meeting and (ii) not less than 66 2⁄3% of the votes cast by Husky Common Shareholders and Husky Optionholders present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class. If the Arrangement Resolution is not approved by the Husky Common Shareholders and the Husky Optionholders, the Arrangement cannot be completed.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Arrangement Resolution set forth in Appendix A to this Information Circular.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Husky Common Shareholders and Husky Optionholders authorizes the Husky Board, without further notice to or approval of Husky Common Shareholders or the Husky Optionholders, to the extent permitted by the Arrangement Agreement and the Interim Order, to amend the Arrangement Agreement or the Plan of Arrangement and to not proceed with the Arrangement. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

Preferred Shareholder Resolution

Pursuant to the Interim Order, the Preferred Shareholder Resolution must be approved by not less than 66 2⁄3% of the votes cast by the Husky Preferred Shareholders present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class. It is not a condition to completion of the Arrangement that the Preferred Shareholder Resolution be approved. If the Preferred Shareholder Resolution is not approved by Husky Preferred Shareholders (or if the Preferred Shareholder Resolution is approved and the Preferred Share Condition is not otherwise satisfied), the Husky Preferred Shares will not be exchanged for Cenovus Preferred Shares pursuant to the Plan of Arrangement and will remain outstanding in a subsidiary of Cenovus following completion of the Arrangement and listed on the TSX.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Preferred Shareholder Resolution set forth in Appendix B to this Information Circular.

Notwithstanding the foregoing, the Preferred Shareholder Resolution proposed for consideration by the Husky Preferred Shareholders authorizes the Husky Board, without further notice to or approval of Husky Preferred Shareholders, to the extent permitted by the Arrangement Agreement and the Interim Order, to amend the Arrangement Agreement or the Plan of Arrangement and to not proceed with the Arrangement. See Appendix B to this Information Circular for the full text of the Preferred Shareholder Resolution.

Share Issuance Resolution

In accordance with the applicable rules of the TSX, the Share Issuance Resolution must be approved by a simple majority of the votes cast by the Cenovus Common Shareholders present in person (virtually) or represented by proxy at the Cenovus Meeting. If the Share Issuance Resolution is not approved by Cenovus Common Shareholders, the Arrangement cannot be completed.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Share Issuance Resolution set forth in Appendix C to this Information Circular.

Notwithstanding the foregoing, the Share Issuance Resolution proposed for consideration by the Cenovus Common Shareholders authorizes the Cenovus Board, without further notice to or approval of Cenovus Common Shareholders, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, to amend the Arrangement Agreement or the Plan of Arrangement and to not proceed with the Arrangement.

Court Approval

Interim Order

On November 9, 2020, Husky obtained the Interim Order providing for the calling and holding of the Husky Meeting and other procedural matters. The Interim Order is attached as Appendix F to this Information Circular.

Final Order

The ABCA provides that the Arrangement requires final Court approval. Subject to the terms of the Arrangement Agreement, if the Arrangement Resolution is approved at the Husky Meeting and the Share Issuance Resolution is approved at the Cenovus Meeting, Husky will make an application to the Court for the Final Order at the Calgary Courts Centre, 601 – 5th Street, S.W., Calgary, Alberta, Canada, or via video conference if necessary, on December 16, 2020 at 3:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Application for the Final Order accompanies this Information Circular. At the application the Court will be requested to consider the fairness of the Arrangement.

Any Husky Shareholder, or other interested party desiring to support or oppose the application with respect to the Arrangement, may appear at the hearing in person (virtually) or by counsel for that purpose, subject to filing with the Court and serving on Husky on or before 5:00 p.m. (Calgary time) on December 8, 2020, a notice of intention to appear setting out their address for service and indicating whether they intend to support or oppose the application or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Husky is required to be effected by service upon the solicitors for Husky: Osler, Hoskin & Harcourt LLP, Suite 2500, TC Energy Tower, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Attention: Tristram Mallett.

The Cenovus Common Shares and Cenovus Warrants issuable to Husky Common Shareholders in exchange for their Husky Common Shares and the Cenovus Preferred Shares issuable to Husky Preferred Shareholders and the Cenovus Replacement Options issued to Husky Optionholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any state securities laws, and will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions under applicable state securities laws. The Court has been advised that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the Cenovus Common Shares and Cenovus Warrants issuable to Husky Common Shareholders and the Cenovus Preferred Shares issuable to Husky Preferred Shareholders and the Cenovus Replacement Options issued to Husky Optionholders pursuant to the Arrangement.

Husky has been advised by its counsel that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Husky Shareholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Either Cenovus or Husky may, subject to the terms of the Arrangement Agreement, determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to such Party.

Regulatory Approvals

The Arrangement Agreement provides that receipt of all Key Regulatory Approvals including, without limitation, Competition Act Approval, HSR Approval, the CTA Approval, the Foreign Investment Clearance and receipt of conditional approval of the TSX and authorization for listing by the NYSE, as applicable, for listing of the Cenovus Common Shares, the Cenovus Warrants, the Cenovus Common Shares issuable upon exercise of the Cenovus Warrants, and Cenovus Preferred Shares issuable pursuant to the Arrangement, is a condition precedent to the Arrangement becoming effective. See “Effect of the Arrangement – The Arrangement Agreement – Mutual Conditions”.

Competition Act Approval

The Arrangement is a “notifiable transaction” for the purposes of Part IX of the Competition Act. When a transaction is a notifiable transaction under the Competition Act, a pre-merger notification must be provided to the Commissioner under Part IX of the Competition Act and the transaction may not be completed until either the expiry or termination of the applicable waiting period under sections 123(1) or 123(2) of the Competition Act, or the Commissioner has waived the obligation to provide the pre-merger notification pursuant to section 113(c) of the Competition Act. Where a pre-merger notification is made, the waiting period is 30 calendar days after the day on which the parties to the transaction submit the pre-merger notification, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). If the Commissioner provides the Parties with a Supplementary Information Request, the Parties waiting period extends to a date that is 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time.

The Commissioner may, upon application by the parties to a proposed transaction, issue an advance ruling certificate (“ARC”) under section 102 of the Competition Act where he is satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal (the “Tribunal”) for an order under section 92 of the Competition Act. Further, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Tribunal under section 92 of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Where the Commissioner declines to issue an ARC he may instead issue a No Action Letter confirming that he does not, at that time, intend to make an application under section 92 of the Competition Act.

Other than in circumstances where an ARC has been issued, the Commissioner may apply to the Tribunal for a remedial order under section 92 of the Competition Act if he is of the view that the transaction is likely to prevent or lessen competition substantially. The Commissioner may also apply to the Tribunal under section 104 of the Competition Act for an injunction to prevent closing of the transaction pending the Tribunal’s determination of the Commissioner’s application for a remedial order. On application by the Commissioner under section 92 of the Competition Act, the Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of assets or shares involved in such merger; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Tribunal may order a person to take any other action. The Tribunal is prohibited from issuing a remedial order where it finds that the transaction is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that is likely to result from the transaction and that the gains in efficiency would not likely be attained if the order were made.

Completion of the Arrangement is subject to the condition that either: (a) the Commissioner shall have issued an ARC; or (b) both (i) the Commissioner shall have issued a No Action Letter to Cenovus, on terms and conditions satisfactory to Cenovus and Husky, each acting reasonably, and (ii) either the waiting period has expired or been terminated by the Commissioner under sections 123(1) or 123(2), respectively, of the Competition Act, or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived by the Commissioner under Section 113(c) thereof.

On November 2, 2020, Husky and Cenovus jointly requested that the Commissioner issue an ARC under section 102 of the Competition Act or, alternatively, a No Action Letter and a waiver of the obligation to notify pursuant to section 113(c) of the Competition Act in respect of the Arrangement.

HSR Approval

Each of Cenovus and Husky caused to be filed a Premerger Notification and Report Form under the HSR Act with the FTC and the DOJ in connection with the transactions contemplated by the Arrangement Agreement on November 2, 2020. Consequently, the required waiting period under the HSR Act with respect to the transactions contemplated by the Arrangement Agreement will expire at 11:59 p.m., Eastern Time, on December 2, 2020, unless early termination of the waiting period is granted or the waiting period is extended. Under the HSR Act, the required waiting period with respect to transactions contemplated by the Arrangement Agreement will expire at 11:59 p.m., Eastern time, on the 30th calendar day, so long as such calendar day is not a weekend or U.S. federal holiday, in which case the waiting period shall expire at 11:59 p.m. Eastern time on the next business day, unless earlier terminated by the FTC and DOJ, or Cenovus and Husky, as applicable, receives a Request for Additional Information and Documentary Material prior to that time. If within the 30 calendar-day waiting period either the FTC or the DOJ issues a Request for Additional Information and Documentary Material from Cenovus and Husky, the waiting period with respect to the transactions contemplated by the Arrangement Agreement would be extended for an additional period of 30 calendar days following the date of Cenovus and Husky’s substantial compliance with that request, unless Cenovus and Husky otherwise agree with the FTC or the DOJ to extend that 30 calendar-day period. The FTC or the DOJ may terminate the additional 30 calendar-day waiting period before its expiration. In practice, complying with a Request for Additional Information and Documentary Material can take a significant period of time.

In addition, prior to acquiring their Cenovus Common Shares, Husky Common Shareholders who as a result of the Arrangement will hold Cenovus Common Shares with a value in excess of US$94 million may, unless exempt, be subject to the filing and waiting period requirements of the HSR Act. This would require each such Husky Common Shareholder, as well as Cenovus, to file a Premerger Notification and Report Form with the FTC and the DOJ and to observe an initial 30 calendar-day waiting period. Therefore, compliance with the HSR procedures could delay the acquisition of Cenovus Common Shares by affected Husky Common Shareholders and/or the Effective Date of the Arrangement. Any Husky Common Shareholder that believes that it may have a filing and waiting obligation under the HSR Act in connection with this transaction should contact Cenovus at its head office at 4100, 225 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 1N2 and consult its own legal counsel.

The FTC and the DOJ may scrutinize the legality under the U.S. federal antitrust laws of proposed transactions, such as the transactions contemplated by the Arrangement Agreement. At any time before or after completion of the transactions contemplated by the Arrangement Agreement, if the FTC or the DOJ believes that the transactions contemplated by the Arrangement Agreement would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC or the DOJ could take any action under the U.S. federal antitrust laws that it considers necessary in the public interest, including seeking to enjoin the transactions contemplated by the Arrangement Agreement or ordering the divestiture of substantial assets of Cenovus, Husky, or any of their respective subsidiaries or affiliates. Under certain circumstances, U.S. state attorneys general and private parties as well as state attorneys general also may bring legal actions under the U.S. federal antitrust laws seeking similar relief or seeking conditions to the completion of the transactions contemplated by the Arrangement Agreement. While Cenovus and Husky believe that the consummation of the transactions contemplated by the Arrangement Agreement will not violate any U.S. federal antitrust laws, there can be no assurance that a challenge to the transactions contemplated by the Arrangement Agreement on antitrust grounds will not be made or, if a challenge is made, what the result will be.

CTA Approval

Section 53.1(1) of the Canada Transportation Act provides that every person who is required to file a pre-merger notification with the Commissioner under section 114(1) of the Competition Act of a transaction that involves a transportation undertaking shall, at the same time as the Commissioner is notified and, in any event, not later than the date by which the person is required to notify the Commissioner, give notice of the proposed transaction to the Minister. Transactions that are subject to notification under the Canada Transportation Act cannot be completed until the requirements noted below have been satisfied.

While the Canada Transportation Act may not apply to the transactions contemplated by the Arrangement Agreement, as a precaution Husky and Cenovus agreed to file a notice under section 53.1(1) of the Canada Transportation Act with the Minister. Under the Canada Transportation Act, the Minister is required to inform the Parties within 42 days of the receipt of the Parties’ notification whether, in the Minister’s opinion, the transactions contemplated by the Arrangement Agreement raise issues with respect to the public interest as it relates to national transportation. At any time during or at the end of the 42 day period, the Minister may notify the Parties that the transactions contemplated by the Arrangement Agreement do not raise issues with respect to the public interest as it relates to national transportation, in which case the consummation of the transactions would no longer be prohibited under the Canada Transportation Act. Alternatively, if the Minister determines that the transactions contemplated by the Arrangement Agreement raise issues with respect to the public interest as it relates to national transportation, the Parties cannot complete the transactions until they are approved by the Governor in Council. If this approval is required, the Minister may direct the Canada Transportation Agency or another person to examine the public interest issues and to report to the Minister of Transport within 150 days (or within any longer period that the Minister allows); within this same period, the Commissioner must report to the Minister and the Parties on any concerns regarding potential prevention or lessening of competition that may occur as a result of the transaction. The Minister will then make a recommendation to the Governor in Council as to whether to approve the proposed transaction. The Governor in Council has the authority to approve the transaction either conditionally or unconditionally.

On November 2, 2020, Cenovus and Husky notified the Minister of the transactions contemplated by the Arrangement Agreement.

Foreign Investment Clearance

Investment Canada Act

The acquisition by the Supporting Husky Shareholders of securities of Cenovus pursuant to the Arrangement is not an acquisition of control of Cenovus and is therefore not subject to any pre-closing net benefit review under the Investment Canada Act. Notwithstanding the forgoing, the responsible Minister under the Investment Canada Act (the “ICA Minister”) may, in the ICA Minister’s discretion, review the acquisition by the Supporting Husky Shareholders of securities of Cenovus pursuant to the Arrangement on grounds that the investment could be injurious to national security. Completion of the transactions contemplated by the Arrangement Agreement is subject to the condition that Cenovus and the Supporting Husky Shareholders shall not have received a notice or order under the national security provisions of the Investment Canada Act from the ICA Minister, or if the ICA Minister has issued such notice or order, Cenovus or the Supporting Husky Shareholders shall have received a subsequent notice under the Investment Canada Act indicating that: (i) no order for the review of the transactions contemplated by the Arrangement Agreement will be made; (ii) no further action will be taken in respect of the transactions contemplated by the Arrangement Agreement; or (iii) the Governor in Council authorizes the completion of the transactions contemplated by the Arrangement Agreement.

Cenovus and Husky do not believe that the transactions contemplated by the Arrangement Agreement will be the subject of a discretionary national security review by the ICA Minister; however, there is no assurance that the transactions contemplated by the Arrangement Agreement will not trigger such a review, that any such review will be completed on a timely basis or that the foregoing condition to the completion of the Arrangement, if applicable, will be satisfied.

Other Foreign Investment Laws

Completion of the transactions contemplated by the Arrangement Agreement is subject to the requirement that, if a filing is required or prudent (as determined by a Party) in respect of the transactions contemplated by the Arrangement Agreement pursuant to any foreign investment laws, that the Parties, their affiliates and any other Person required to make a filing in connection with the transactions contemplated by the Arrangement Agreement under foreign investment laws, as applicable, shall have made such filing in accordance with such foreign investment laws and any waiting period or review period shall have expired or been terminated and any consents, waivers, filings or approvals required to complete the transactions contemplated by the Arrangement Agreement under such foreign investment laws shall have been obtained on terms and conditions satisfactory to Cenovus and Husky, each acting reasonably.

At this time, the Parties do not believe that a filing is required in respect of the transactions contemplated by the Arrangement Agreement pursuant to any foreign investment laws, and no Party has made a determination that a filing in respect of the transactions contemplated by the Arrangement Agreement is prudent. However, there can be no assurance that a Party will not make a determination that a filing in respect of the transactions contemplated by the Arrangement Agreement is prudent.

Commercially Reasonable Efforts

Under the Arrangement Agreement, the Parties agreed to use their commercially reasonable efforts to obtain the Key Regulatory Approvals as soon as practicable, but in any event no later than three Business Days prior to the Outside Date. However, in connection with obtaining Key Regulatory Approvals, Cenovus will not be required to divest or hold separate, or take any action or behavioural remedy, (i) in respect of any material business or assets of either the Cenovus Group or the Husky Group, in each case taken as a whole, or (ii) that would reasonably be expected to materially reduce the benefits of the Arrangement, in each case which may be required by any Governmental Authority to secure such Key Regulatory Approval; and provided that Cenovus will consult with Husky in good faith in respect of any such proposed divestiture, hold separate, action or behavioural remedy and consider in good faith the comments of Husky in respect thereof.

Stock Exchange Listings

Husky is a reporting issuer under the securities laws of each province of Canada. The Husky Common Shares and the Husky Series 1 Preferred Shares, Husky Series 2 Preferred Shares, Husky Series 3 Preferred Shares, Husky Series 5 Preferred Shares and Husky Series 7 Preferred Shares (collectively, the “Listed Preferred Shares”) are each listed and posted for trading on the TSX under the symbols “HSE”, “HSE.PR.A”, “HSE.PR.B”, “HSE.PR.C”, “HSE.PR.E” and “HSE.PR.G”, respectively.

On October 23, 2020, the last trading day on which the Husky Common Shares traded prior to the announcement of the Arrangement, the closing price of the Husky Common Shares on the TSX was $3.17. On November 6, 2020, the last trading day on which the Husky Common Shares traded prior to the date of this Information Circular, the closing price of the Husky Common Shares on the TSX was $3.67.

Cenovus is a reporting issuer under the securities laws of each province and territory of Canada. The Cenovus Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “CVE”.

On October 23, 2020, the last trading day on which the Cenovus Common Shares traded prior to announcement of the Arrangement, the closing price of the Cenovus Common Shares on the TSX and the NYSE was $4.88 and US$3.71, respectively. On November 6, 2020, the last trading day on which the Cenovus Common Shares traded prior to the date of this Information Circular, the closing price of the Cenovus Common Shares on the TSX and NYSE was $4.67 and US$3.58, respectively.

Following completion of the Arrangement, it is anticipated that the Husky Common Shares will be delisted from the TSX. If the Preferred Share Condition is satisfied and the Husky Preferred Shares are exchanged for Cenovus Preferred Shares, it is anticipated that the Listed Preferred Shares will be delisted from the TSX.

For information with respect to the trading history of the Cenovus Common Shares, the Husky Common Shares and the Listed Preferred Shares, see “Information Concerning Cenovus Energy Inc. – Market for Securities” and “Information Concerning Husky Energy Inc. – Market for Securities”, in Appendix N and Appendix M to this Information Circular, respectively.

It is a condition to the completion of the Arrangement that the TSX shall have conditionally approved and the NYSE shall have approved the listing of the Cenovus Common Shares and the Cenovus Warrants to be issued to Husky Common Shareholders pursuant to the Arrangement and the Cenovus Common Shares issuable upon exercise of the Cenovus Warrants, and, if the Preferred Share Condition is satisfied prior to the Effective Time, that the TSX shall have conditionally approved the listing of the Cenovus Preferred Shares to be issued to Husky Preferred Shareholders pursuant to the Arrangement.

The TSX has conditionally approved the listing of the Cenovus Common Shares and the Cenovus Warrants to be issued to Husky Common Shareholders pursuant to the Arrangement, the Cenovus Common Shares issuable upon exercise of the Cenovus Warrants and Cenovus Replacement Options, and the Cenovus Preferred Shares to be issued to the Husky Preferred Shareholders pursuant to the Arrangement. Listing is subject to Cenovus fulfilling all of the listing requirements of the TSX. Cenovus has requested reservation from the TSX for the following trading symbols for the Cenovus Preferred Shares to be exchanged for Husky Preferred Shares (and Cenovus Preferred Shares issuable upon conversion of any series of Cenovus Preferred Shares, as applicable) if the Preferred Share Condition is satisfied: “CVE.PR.A” in respect of the Cenovus Series 1 Preferred Shares; “CVE.PR.B” in respect of the Cenovus Series 2 Preferred Shares; “CVE.PR.C” in respect of the Cenovus Series 3 Preferred Shares; “CVE.PR.D” in respect of the Cenovus Series 4 Preferred Shares; “CVE.PR.E” in respect of the Cenovus Series 5 Preferred Shares; “CVE.PR.F” in respect of the Cenovus Series 6 Preferred Shares; “CVE.PR.G” in respect of the Cenovus Series 7 Preferred Shares; and “CVE.PR.H” in respect of the Cenovus Series 8 Preferred Shares. Cenovus has also requested reservation of “CVE.WT” on the TSX and “CVE.WS” on the NYSE as the trading symbol for the Cenovus Warrants to be issued pursuant to the Arrangement. The NYSE has authorized the listing of the Cenovus Common Shares and the Cenovus Warrants to be issued pursuant to the Arrangement and the Cenovus Common Shares issuable upon exercise of the Cenovus Warrants and Cenovus Replacement Options, subject to shareholder approval of the Arrangement and that the Cenovus Warrants will meet the distribution standards of the applicable rules of the NYSE upon listing. Listing will be subject to Cenovus fulfilling all of the listing requirements of the NYSE.

Securities Law Matters

Canada

General

The Cenovus Common Shares and the Cenovus Warrants to be issued to Husky Common Shareholders and, if the Preferred Share Condition is satisfied, the Cenovus Preferred Shares to be issued to Husky Preferred Shareholders pursuant to the Arrangement, will be issued in reliance on exemptions from the prospectus requirements of Applicable Canadian Securities Laws, will generally be “freely tradable” and the resale of such Cenovus Common Shares will be exempt from the prospectus requirements (and not subject to any “restricted period” or “hold period”) under Applicable Canadian Securities Laws if the following conditions are met: (a) the trade is not a control distribution (as defined in Applicable Canadian Securities Laws); (b) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (c) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (d) if the selling shareholder is an insider or an officer of Cenovus, the selling shareholder has no reasonable grounds to believe that Cenovus is in default of securities legislation. Husky Shareholders are urged to consult their legal advisors to determine the applicability to them of the resale restrictions prescribed by Applicable Canadian Securities Laws.

MI 61-101

Each of Husky and Cenovus is subject to the provisions of MI 61-101. MI 61-101 governs transactions that raise the potential for conflicts of interest, including insider bids, issuer bids, business combinations and related party transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, minority securityholder approval, and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors.

As described in this Information Circular, all Husky Common Shares will be exchanged for Cenovus Common Shares and Cenovus Warrants under the terms of the Plan of Arrangement. Unless certain exceptions apply, the Arrangement would be considered a “business combination” in respect of Husky pursuant to MI 61-101 since the interest of a holder of a Husky Common Share (being an “equity security” of Husky within the meaning of MI 61-101) may be terminated without the holder’s consent. Accordingly, unless no related party of Husky is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with the Arrangement, the transaction would be considered a “business combination” and subject to minority approval requirements at the Husky Meeting.

If “minority approval” is required, MI 61-101 would require that, in addition to the approval of the Arrangement Resolution by not less than 66 2⁄3% of the votes cast by the Husky Common Shareholders and not less than 66 2⁄3% of the votes cast by Husky Common Shareholders and Husky Optionholders, voting together as a single class, and the approval of the Preferred Shareholder Resolution by not less than 66 2⁄3% of the votes cast by the Husky Preferred Shareholders, voting together as a single class, in each case present in person (virtually) or represented by proxy at the Husky Meeting, the Arrangement would also require the approval of a simple majority of the votes cast by Husky Common Shareholders, Husky Optionholders and Husky Preferred Shareholders, as applicable, excluding votes cast in respect of Husky Common Shares, Husky Options or Husky Preferred Shares held by “related parties” who receive a “collateral benefit” (as such terms are defined in MI 61-101) as a consequence of the transaction.

However, the minority approval requirements of MI 61-101 do not apply to certain transactions in which (i) a related party beneficially owns, or exercises control or direction over, less than 1% of the issuer’s outstanding equity securities or (ii) an independent committee of directors has determined, acting in good faith, that the value of the benefits received by a related party, net of any offsetting costs to the related party, is less than 5% of the value the related party expects to receive pursuant to the terms of the transaction, provided the independent committee’s determination is disclosed in the disclosure document for the transaction.

As disclosed in this Information Circular, certain current executive officers of Husky will receive compensation in the form of severance payments and payments resulting from accelerated vesting of the Husky Incentive Awards upon completion of the Arrangement. Husky has considered whether any of these payments or other benefits to be received by the officers of Husky would constitute a “collateral benefit” for purposes of MI 61-101 such that the Arrangement would therefore constitute a “business combination” under MI 61-101. See “Interests of Certain Persons or Companies in the Arrangement – Husky”.

Husky has determined that none of these payments or other benefits is a “collateral benefit” for the purposes of MI 61-101 since: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for their Husky Shares; (ii) the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner; (iii) full particulars of the benefit have been disclosed in this Information Circular; and (iv) each of the related parties receiving the benefit exercised control or direction over, or beneficially owned, less than 1% of the outstanding Husky Common Shares at the date on which the proposed Arrangement was agreed to.

Accordingly, the Arrangement is not considered to be a “business combination” in respect of Husky, and as a result, no “minority approval” is required for the Arrangement Resolution or the Preferred Shareholder Resolution. In addition, since the Arrangement does not constitute a business combination, no formal valuation is required for the Arrangement under MI 61-101.

United States

The Cenovus Common Shares and Cenovus Warrants issuable to Husky Common Shareholders in exchange for their Husky Common Shares, the Cenovus Replacement Options issuable to Husky Optionholders in exchange for their Husky Options and, in the event the Preferred Share Condition is satisfied prior to the Effective Time, the Cenovus Preferred Shares to be issued to Husky Preferred Shareholders in exchange for their Husky Preferred Shares pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act or any state securities laws, and will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions under applicable state securities laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on November 9, 2020 and, subject to the approval of the Arrangement Resolution by Husky Common Shareholders and Husky Optionholders and the Share Issuance Resolution by Cenovus Common Shareholders and satisfaction of certain other conditions, including receipt of Key Regulatory Approvals, a final hearing on the Arrangement is expected to be held on December 16, 2020 by the Court. All Husky Shareholders and Husky Optionholders are entitled to appear and be heard at this hearing, provided they satisfy the applicable conditions set forth in the Interim Order. See “Procedure for the Arrangement to Become Effective – Court Approval”. The Final Order of the Court will, if granted, constitute the basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Cenovus Common Shares, Cenovus Preferred Shares, Cenovus Warrants, and Cenovus Replacement Options issuable in connection with the Arrangement.

The Cenovus Common Shares and Cenovus Warrants issuable to Husky Common Shareholders, the Cenovus Preferred Shares issuable to Husky Preferred Shareholders and the Cenovus Replacement Options issuable to Husky Optionholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradeable under the U.S. Securities Act, except for: (i) Restricted Shares; and (ii) Control Shares. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Cenovus Shares, Cenovus Warrants or Cenovus Replacement Options by such an affiliate (or former affiliate) will be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. Subject to certain limitations, persons holding Restricted Shares or Control Shares may generally resell those shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. If available, such persons may also resell such shares pursuant to Rule 144 under the U.S. Securities Act. In addition, Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of securities previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act. As a result, any Cenovus Common Shares issuable upon exercise of Cenovus Warrants or Cenovus Replacement Options may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and the exercise of Cenovus Warrants and Cenovus Replacement Options may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. Prior to the Effective Time, Cenovus will file a Canadian Warrant Prospectus qualifying the issuance of Cenovus Warrant Shares and a registration statement on Form F-10 with the SEC registering the Cenovus Warrant Shares under the U.S. Securities Act and will use its best efforts to cause there to be a Canadian Warrant Prospectus and an effective registration statement under the U.S. Securities Act for as long as any Cenovus Warrants are outstanding. On or as promptly as practicable following the Effective Date, Cenovus will cause there to be a registration statement on Form S-8 to be filed with the SEC which registers the issuance of the Cenovus Common Shares issuable upon exercise of Cenovus Replacement Options.

The foregoing discussion is only a general overview of certain provisions of United States federal securities laws applicable to the resale of Cenovus Common Shares, Cenovus Warrants, Cenovus Preferred Shares or Cenovus Replacement Options received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Procedure for Exchange of Husky Share Certificates or DRS Advices

Registered Husky Common Shareholders and Husky Preferred Shareholders (other than Dissenting Shareholders) must duly complete and return a Husky Common Shareholder Letter of Transmittal or Husky Preferred Shareholder Letter of Transmittal, respectively, together with the certificate(s) or DRS Advice(s), as applicable, representing their Husky Common Shares and/or Husky Preferred Shares, as the case may be, and all other required documents to the Depositary at one of the offices specified in the Letters of Transmittal. In the event that the Arrangement is not completed, such certificates or DRS Advices will be promptly returned to Husky Shareholders who provided such certificates or DRS Advices to the Depositary.

Enclosed with this Information Circular is a Husky Common Shareholder Letter of Transmittal and/or Husky Preferred Shareholder Letter of Transmittal which, when properly completed and returned together with the certificate(s) or DRS Advice(s) representing Husky Common Shares and/or Husky Preferred Shares, as the case may be, and all other required documents, will enable each Husky Shareholder to obtain the consideration that the Husky Shareholder is entitled to receive under the Arrangement.

The Husky Common Shareholder Letter of Transmittal contains complete instructions on how to exchange your Husky Common Shares. The Husky Preferred Shareholder Letter of Transmittal contains complete instructions on how to exchange your Husky Preferred Shares.

From and after the Effective Time, certificates or DRS Advices formerly representing Husky Shares shall represent only the right to receive the consideration to which the former Husky Shareholders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to the Plan of Arrangement, to receive the fair value of the Husky Shares represented by such certificates or DRS Advices. As soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Husky Shares acquired by Cenovus under the Arrangement of a duly completed Letter of Transmittal, and the certificates or DRS Advices representing such Husky Shares and all other required documents, the Depositary shall either: (a) forward by first class mail to such former holder at the address specified in the Husky Common Shareholder Letter of Transmittal or Husky Preferred Shareholder Letter of Transmittal; or (b) if requested by such Husky Shareholder in the Husky Common Shareholder Letter of Transmittal or Husky Preferred Shareholder Letter of Transmittal, as applicable, make available or cause to be made available at the Depositary for pickup by such Husky Shareholder, DRS Advices representing the number of Cenovus Common Shares, Cenovus Warrants and/or Cenovus Preferred Shares issued to such Husky Shareholder under the Arrangement.

No fractional Cenovus Common Shares or Cenovus Warrants will be issued under the Arrangement. In lieu of any fractional Cenovus Common Shares or Cenovus Warrants, as applicable, a Husky Common Shareholder otherwise entitled to a fractional interest in a Cenovus Common Share or Cenovus Warrant will receive the next lower whole number of Cenovus Common Shares or Cenovus Warrants, as applicable. In calculating such fractional interests, all Husky Common Shares registered in the name of or beneficially held by such Husky Common Shareholder, or its nominee(s), will be aggregated. Under the Plan of Arrangement, the Husky Preferred Shares will be exchanged for Cenovus Preferred Shares on a one-for-one basis.

Subject to any Applicable Laws relating to unclaimed personal property, any certificate formerly representing Husky Common Shares or, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares, as applicable, that is not deposited, together with all other documents required under the Plan of Arrangement, on or before the last Business Day before the third anniversary of the Effective Date, and any right or claim by or interest of any kind or nature, including the right of a former Husky Common Shareholder or, if the Preferred Share Condition is satisfied prior to the Effective Time, former Husky Preferred Shareholder to receive certificates representing Cenovus Common Shares and Cenovus Warrants (in the case of former Husky Common Shareholders) or Cenovus Preferred Shares (in the case of former Husky Preferred Shareholders) to which such holder is entitled pursuant to the Arrangement, shall terminate and be deemed to be surrendered and forfeited to Cenovus for no consideration, together with all entitlements to dividends, distributions and interest thereon. In such case, such Cenovus Common Shares, Cenovus Warrants and Cenovus Preferred Shares shall be returned to Cenovus for cancellation.

If any certificate which immediately prior to the Effective Time represented an interest in one or more outstanding Husky Common Shares has been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by Cenovus and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement, deliverable in accordance with such holder’s Husky Common Shareholder Letter of Transmittal. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Cenovus, Husky and their respective transfer agents in such form as is satisfactory to Cenovus, Husky and their respective transfer agent, or shall otherwise indemnify Cenovus, Husky and their respective transfer agents, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed. Alternatively, Husky Common Shareholders whose Husky Common Shares have been lost, stolen or destroyed may participate in Computershare’s blanket bond program with Aviva Insurance Company of Canada by completing Box E of the Letter of Transmittal and submitting the applicable certified cheque or money order payable to Computershare Investor Services, Inc.

Husky Shareholders whose Husky Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Husky Shares.

The use of mail to transmit certificates representing Husky Shares or the Letters of Transmittal is at each registered holder’s risk. Husky recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used and appropriate insurance be obtained.

If a Husky Common Shareholder Letter of Transmittal or a Husky Preferred Shareholder Letter of Transmittal is executed by a person other than the registered holder of the Husky Common Shares or Husky Preferred Shares, as applicable, being exchanged or if the DRS Advice(s) or Cenovus Warrant(s) to be issued in exchange therefor are to be issued to a person other than the registered owner(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Husky Common Shareholders or Husky Preferred Shareholders, as the case may be, maintained by the applicable registrar and transfer agent, the signature on the Husky Common Shareholder Letter of Transmittal or Husky Preferred Shareholder Letter of Transmittal, as the case may be, must be medallion guaranteed by an Eligible Institution (as defined in the applicable Letter of Transmittal). If the Husky Common Shareholder Letter of Transmittal or the Husky Preferred Shareholder Letter of Transmittal is executed by a person other than the registered owner(s) of the Husky Common Shares or Husky Preferred Shares, as the case may be, and in certain other circumstances as set forth in the applicable Letter of Transmittal, then the certificate(s) or DRS Advice(s) representing the Husky Common Shares or Husky Preferred Shares, as the case may be, must be endorsed or be accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or the transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) must be medallion guaranteed by an Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt), and acceptance of any Husky Common Shares or Husky Preferred Shares exchanged pursuant to the Arrangement will be determined by Cenovus in its sole discretion. Depositing Husky Common Shareholders or Husky Preferred Shareholders, as the case may be, agree that such determination shall be final and binding. Cenovus reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. Cenovus reserves the absolute right to waive any defect or irregularity in the exchange of Husky Common Shares or Husky Preferred Shares. There shall be no duty or obligation on Cenovus, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Husky Common Shares or Husky Preferred Shares and no liability shall be incurred by any of them for failure to give such notice.

Notwithstanding the provisions of this Information Circular, the Letters of Transmittal, DRS Advices representing Cenovus Common Shares, Cenovus Warrants and/or Cenovus Preferred Shares representing the consideration to be received pursuant to the Arrangement will not be mailed if Cenovus determines that delivery thereof by mail may be delayed. Persons entitled to DRS Advices which are not mailed for such reason may take delivery thereof at the office of the Depositary in which the deposited certificates or DRS Advices representing Husky Common Shares or Husky Preferred Shares, as the case may be, were originally deposited until such time that it is determined that the delivery by mail will no longer be delayed.

Husky Shareholders are encouraged to deliver a validly completed and duly executed Letter of Transmittal, as applicable, together with the relevant security certificate(s) or DRS Advice(s), as applicable, to the Depositary as soon as possible.

None of Husky, Cenovus or the Depositary are liable for failure to notify Husky Shareholders, nor do they have any obligation to notify Husky Shareholders, who make a deficient deposit with the Depositary.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE ARRANGEMENT

Except as described below, management of Husky and Cenovus are not aware of any material interest direct or indirect, by way of beneficial ownership or otherwise of any director or executive officer of Husky and Cenovus, respectively, or anyone who has held office as such since the beginning of Husky’s and Cenovus’s, respectively, last financial year or of any associate or affiliate of any of the foregoing in the Arrangement.

Husky

Husky Shares

As at November 9, 2020, the directors and executive officers of Husky and their associates beneficially owned, controlled or directed, directly or indirectly, an aggregate of 1,096,887 Husky Common Shares, representing approximately 0.1% of the outstanding Husky Common Shares and 26,000 Husky Preferred Shares, representing less than 0.1% of the outstanding Husky Preferred Shares. All of the Husky Common Shares and Husky Preferred Shares held by such directors and executive officers of Husky and their associates will be treated in the same fashion under the Arrangement as Husky Common Shares and Husky Preferred Shares held by any other Husky Shareholder. If the Arrangement is completed, the directors and executive officers of Husky and their associates will receive in exchange for such Husky Common Shares an aggregate of approximately 860,502 Cenovus Common Shares and approximately 71,407 Cenovus Warrants and will receive in exchange for such Husky Preferred Shares an aggregate of 26,000 Cenovus Preferred Shares. The Husky Common Shares and Husky Preferred Shares held by each director and executive officer of Husky are set out in the table below under “Summary of Interests of Husky Directors and Husky Executive Officers in the Arrangement”.

Husky Incentive Awards

As at November 9, 2020, the directors and executive officers of Husky held an aggregate of 3,234,411 Husky Options, representing approximately 17.0% of the outstanding Husky Options, 2,125,730 Husky PSUs and 427,484 Husky DSUs. All Husky Options will be exchanged for Cenovus Replacement Options exercisable for Cenovus Common Shares in accordance with the terms of the Plan of Arrangement. As completion of the Arrangement will be considered a “change of control” under the terms of the Husky PSU Plan, all outstanding Husky PSUs will vest immediately prior to the Effective Time and will be settled in cash following the Effective Time in accordance with their terms. Husky DSUs held by resigning directors of Husky will vest and be settled in cash as soon as practicable following their resignation in accordance the terms of the Husky DSU Plan.

See “Effect of the Arrangement – Details of the Arrangement” and “Effect of the Arrangement – Husky Incentive Awards”.

The Husky Incentive Awards held by each individual director and executive officer are set out in the table below under “Summary of Interests of Husky Directors and Husky Executive Officers in the Arrangement”.

Severance

Husky has entered into employment agreements with each of its executive officers (collectively, the “Employment Agreements”).

The terms of the Employment Agreements provide that in the event of the termination of any such executive officer by Husky without just cause or by the executive officer following a change of control, the executive officer will be entitled to receive a retiring allowance consisting of a lump sum cash amount equal to two times the executive officer’s base annual salary plus the continuation of all group benefits for a period of 24 months following the termination of employment, or at Husky’s option, in lieu of such continued coverage, an additional cash payment equal to 15% of two times the executive officer’s base annual salary. In the event any such executive officer terminates his or her Employment Agreement upon a change of control, the executive officer has agreed, at Husky’s option, to continue his or her employment for a period of up to six months following such termination at his or her existing compensation package, to assist Husky in an orderly transition of management.

The estimated severance which would be received by each individual executive officer pursuant to the Employment Agreements, assuming that each such executive officer of Husky is terminated by Husky without just cause or such executive officer resigns following completion of the Arrangement, is set out in the table below under “Summary of Interests of Husky Directors and Husky Executive Officers in the Arrangement”.

Husky Retention Program

Husky has established an employee retention program with respect to certain critical employees to, among other things, ensure that Husky retains key personnel to complete the Arrangement, successfully integrate the businesses of Husky and Cenovus, and achieve the anticipated synergies and other benefits intended to be realized as a result of the Arrangement.

The aggregate cost of the retention program is estimated to be approximately $20 million. Subject to closing of the transaction, payments under the retention program are expected to be made to participants between six and 12 months following the Effective Date based on the criteria approved by Husky’s Compensation Committee. Neither Mr. Peabody nor Mr. Hart is eligible to participate in such program. Husky’s other executive officers will be eligible to participate in the retention program if they meet the criteria of the retention program.

Participants that are terminated with cause or that voluntarily resign (other than in the event of retirement) prior to the time that payments are to be made will not be entitled to receive any benefit under the retention program.

Continuing Insurance Coverage for Directors and Officers of Husky

Pursuant to the Arrangement Agreement, Cenovus has agreed that it will maintain or cause to be maintained in effect for six years from the Effective Time, policies of directors’ and officers’ liability insurance providing coverage comparable to the coverage provided by the directors’ and officers’ policies obtained by Husky that are in effect immediately prior to the Effective Time and providing coverage in respect of claims arising from facts or events that occurred on or prior to the Effective Time and which will cover all claims made prior to the Effective Date or within six years of the Effective Date. Prior to the Effective Time, Husky may, in the alternative, purchase run off directors’ and officers’ liability insurance for the benefit of its officers and directors having a coverage period of up to six years from the Effective Time.

Cenovus has also agreed, pursuant to the Arrangement Agreement, that all rights to indemnification, expense reimbursement or exculpation now existing in favour of present and former officers and directors of Husky shall survive completion of the Arrangement and, after the Effective Time, Husky and any successor to Husky will not take any action to terminate or adversely affect, and will fulfill its obligations pursuant to, expense advancement and exculpation arrangements and indemnities provided or available to or in favour of past and present officers and directors of Husky pursuant to the provisions of the articles, by-laws or other constating documents of Husky, applicable corporate legislation and any written indemnity agreements (and each of them), which have been entered into between Husky and its past or current officers or directors effective on or prior to the Agreement Date.

Summary of Interests of Husky Directors and Husky Executive Officers in the Arrangement

Name and Position	Number of Husky Common Shares Owned or Controlled	Number of Cenovus Common Shares Issuable Pursuant to the Arrangement in Exchange for Husky Common Shares Owned or Controlled	Number of Cenovus Warrants Issuable Pursuant to the Arrangement in Exchange for Husky Common Shares Owned or Controlled	Number of Husky Incentive Awards held(1)	Number of Cenovus Replacement Options Issuable Pursuant to the Arrangement in Exchange for Husky Options held	Estimated Cash Payment for Outstanding Husky PSUs and Husky DSUs held ($)(2)	Estimated Severance Payments
Robert J. Peabody President & Chief Executive Officer, Director(4)	314,509	246,732	20,474	1,671,690 Husky Options 1,137,120 Husky PSUs	1,311,440	4,173,230	3,252,000

Jeffrey R. Hart Chief Financial Officer	7,740	6,072	503	497,370 Husky Options 386,902 Husky PSUs	390,186	1,419,930	Nil(5)

Robert M. Hinkel Chief Operating Officer, Offshore	42,912	33,664	2,793	388,611 Husky Options 223,494 Husky PSUs	304,865	820,223	1,566,148(6)

Andrew Dahlin Executive Vice President, Downstream and Midstream	10,452	8,199	680	356,260 Husky Options 223,494 Husky PSUs	279,485	820,223	1,150,000

James D. Girgulis, Q.C. Senior Vice President, General Counsel & Secretary	-	-	-	320,480 Husky Options 154,720 Husky PSUs	251,416	567,822	970,000

Victor T. K. Li Co-Chair of the Husky Board and Director(7)	-	-	-	-	-	-	-

Canning K. N. Fok Co-Chair of the Husky Board and Director	255,365	200,333	16,624	-	-	-	-

Stephen E. Bradley Director	30,000	23,535	1,953	21,667 Husky DSUs	-	79,518	-

Asim Ghosh Director	198,840	155,989	12,944	-	-	-	-

Name and Position	Number of Husky Common Shares Owned or Controlled	Number of Cenovus Common Shares Issuable Pursuant to the Arrangement in Exchange for Husky Common Shares Owned or Controlled	Number of Cenovus Warrants Issuable Pursuant to the Arrangement in Exchange for Husky Common Shares Owned or Controlled	Number of Husky Incentive Awards held(1)	Number of Cenovus Replacement Options Issuable Pursuant to the Arrangement in Exchange for Husky Options held	Estimated Cash Payment for Outstanding Husky PSUs and Husky DSUs held ($)(2)	Estimated Severance Payments

Martin J. G. Glynn Director	473	371	30	44,602 Husky DSUs	-	163,689	-

Poh Chan Koh Director	-	-	-	-	-	-	-

Eva L. Kwok Director	10,215	8,013	664	140,782 Husky DSUs	-	516,670	-

Stanley T. L. Kwok Director	20,606	16,165	1,341	21,667 Husky DSUs	-	79,518	-

Frederick S. H. Ma Director	10,214	8,012	664	21,667 Husky DSUs	-	79,518	-

George C. Magnus Director	34,973	27,436	2,276	64,841 Husky DSUs	-	237,966	-

Neil D. McGee Director	74,055	58,096	4,820	-	-	-	-

Colin S. Russel Director	-	-	-	39,058 Husky DSUs	-	143,343	-

Wayne E. Shaw Director	16,343	12,821	1,063	54,664 Husky DSUs	-	200,617	-

Frank J. Sixt Director	70,190	55,064	4,569	-	-	-	-

Notes:

(1)

Husky DSUs held by directors will continue to accrue dividend equivalents in accordance with their terms. As part of their regular annual compensation, Husky DSUs will also continue to be credited to the account of certain directors in quarterly installments on or about the last Business Day of each fiscal quarter until the date when such individuals cease to be a director of Husky.

(2)

Value of Husky DSUs and Husky PSUs has been determined by multiplying the aggregate number of Husky PSUs and Husky DSUs by the closing trading price of Husky Common Shares on November 6, 2020 of $3.67. Pursuant to the Husky PSU Plan and the provisions of the Arrangement Agreement, the fair market value used to determine actual cash payments in settlement of vested Husky PSUs as a result of the Arrangement will equal the weighted average trading price of the Husky Common Shares on the TSX for the five trading days immediately preceding the Effective Date. Pursuant to the Husky DSU Plan and the provisions of the Arrangement Agreement, Husky DSUs shall be settled as soon as practicable following the termination of a director’s service. Such Husky DSUs will be settled in cash based on the weighted average price per share at which board lots of Husky Common Shares traded on the day prior to the Effective Date.

(3)

Assumes that each executive officer of Husky is terminated without just cause or the executive officer resigns following completion of the Arrangement, triggering payments under the Employment Agreements as described under the heading “Interests of Directors and Executive Officers in the Arrangement – Severance”.

(4)

Robert J. Peabody also holds 26,000 Husky Series 3 Preferred Shares. Pursuant to the Arrangement Agreement, 26,000 Cenovus Series 3 Preferred Shares are issuable in exchange for such Husky Series 3 Preferred Shares.

(5)

Jeffrey R. Hart will be the Executive Vice-President and Chief Financial Officer of the combined company. Mr. Hart is not entitled to a severance payment under his employment agreement in connection with the completion of the Arrangement.

(6)	Equal to US$1,207,500, converted into Canadian dollars using the Bank of Canada exchange rate of $0.7710 United States dollars = $1.00 Canadian dollar as of November 9, 2020.

(7)	See “Pro Forma Information Concerning the Combined Company – Principal Holders of Cenovus Common Shares” and “General Proxy Matters – Husky – Voting Securities of Husky and Principal Holders thereof”.

Cenovus Shares

As at November 9, 2020, Husky did not beneficially own, control or direct, directly or indirectly, any Cenovus Shares. The directors and officers of Husky, as a group, beneficially owned, controlled or directed, directly or indirectly less than 1% of the issued and outstanding Cenovus Shares.

Cenovus

Cenovus Shares and Cenovus Incentive Awards

As at November 9, 2020, the directors and executive officers of Cenovus and their associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 2,731,623 Cenovus Common Shares, representing less than 0.25% of the outstanding Cenovus Common Shares.

As at November 9, 2020, the directors and executive officers of Cenovus, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 12,509,124 Cenovus Options, 2,351,982 Cenovus PSUs, 192,903 Cenovus RSUs, 210,216 Cenovus Employee DSUs and 646,653 Cenovus Director DSUs. Cenovus may grant additional Cenovus Options, Cenovus PSUs, Cenovus RSUs, Cenovus Employee DSUs and Cenovus Director DSUs between the Agreement Date and completion of the Arrangement. The Cenovus Incentive Awards held by each individual director and named executive officers as at March 2, 2020 are set forth in the Cenovus AGM Circular which is incorporated by reference in this Information Circular.

Cenovus Director DSUs

Susan F. Dabarno, Steven F. Leer and M. George Lewis are expected to resign from the Cenovus Board immediately following the Effective Time. See “The Arrangement – Effect of the Arrangement – Board and Management”. The Cenovus Director DSUs held by such directors at the Effective Time will be settled and redeemed in accordance with the terms of the Cenovus Director DSU Plan. Based on the five-day volume weighted average price of the Cenovus Common Shares on the TSX prior to November 9, 2020, the aggregate value of Cenovus Director DSUs held by such directors as of November 9, 2020 is approximately $925,000.

Cenovus Retention Program

Cenovus has established an employee retention program with respect to certain critical employees to, among other things, ensure that Cenovus retains key personnel to complete the Arrangement, successfully integrate the businesses of Cenovus and Husky, and achieve the anticipated synergies and other benefits intended to be realized as a result of the Arrangement.

The aggregate cost of the retention program is estimated to be approximately $13 million. Subject to closing of the transaction, payments under the retention program are expected to be made to participants between six and 12 months following the Effective Date based on the criteria approved by Cenovus’s Human Resources and Compensation Committee. Neither of Messrs. Pourbaix nor McKenzie are eligible to participate in such program. Each of Messrs. Chhina, Reid, and Zieglgansberger will be eligible to participate in the retention program and may receive cash payments of up to $650,000, $520,000 and $610,000, respectively, if they meet all of the criteria of the retention program. Other executive officers will also be eligible to participate in the retention program and may receive payments in the aggregate of up to $1,848,000, if they meet all of the criteria of the retention program.

Participants that are terminated with cause or that voluntarily resign (other than in the event of retirement) prior to the time that payments are to be made will not be entitled to receive any benefit under the retention program.

Husky Shares

As at November 9, 2020, Cenovus did not beneficially own, control or direct, directly or indirectly, any Husky Shares. The directors and officers of Cenovus, as a group, beneficially owned, controlled or directed, directly or indirectly less than 1% of the issued and outstanding Husky Shares.

Combined Company Appointments

Following completion of the Arrangement, Alex J. Pourbaix, the current President & Chief Executive Officer of Cenovus, will serve as President & Chief Executive Officer of the combined company. Further, Jeffrey R. Hart, the current Chief Financial Officer of Husky, will serve as Executive Vice-President & Chief Financial Officer of the combined company, and Jonathan M. McKenzie, the current Executive Vice-President & Chief Financial Officer of Cenovus, will serve as Executive Vice-President & Chief Operating Officer of the combined company. Keith A. MacPhail, the current Chair of the Cenovus Board, will serve as Independent Board Chair of the combined company. The remainder of senior management will be selected from each of Cenovus and Husky and named prior to the completion of the Arrangement.

The board of directors of the combined company following completion of the Arrangement will consist of eight members of the current Cenovus Board, including Keith A. MacPhail (as Independent Board Chair) and Alex J. Pourbaix, with Keith M. Casey, Jane E. Kinney, Harold

N. Kvisle, Richard J. Marcogliese, Claude Mongeau, and Rhonda I. Zygocki expected to continue as members of the combined company’s board of directors, and four members of the current Husky Board, with Canning K. N. Fok, Eva L. Kwok, Wayne E. Shaw and Frank J. Sixt being the members expected to join the combined company’s board of directors.

LEGAL DEVELOPMENTS

Section 193 of the ABCA provides that, where it is impracticable for a corporation to effect an arrangement under any other provision of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Husky for approval of the Arrangement. Husky has been advised by its counsel, Osler, Hoskin & Harcourt, that the Court has broad discretion under the ABCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Husky may determine not to proceed with the Arrangement.

There have been a number of judicial decisions considering section 193 of the ABCA and applications to various arrangements. There have been recent judicial decisions which may apply in this instance, particularly with respect to the role of fairness opinions in a transaction of the nature of a plan of arrangement. Husky Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

DISSENT RIGHTS

The following description of the right to dissent to which registered Husky Shareholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder’s Husky Common Shares or Husky Preferred Shares, as applicable, and is qualified in its entirety by reference to the full text of the Plan of Arrangement, Interim Order and the text of section 191 of the ABCA, which are attached to this Information Circular as Appendices E, F and O, respectively. A Dissenting Shareholder who intends to exercise the right to dissent should carefully consider and comply with the provisions of the ABCA, as modified by the Plan of Arrangement and by the Interim Order. Failure to adhere to the procedures established therein may result in the loss of all rights thereunder.

Accordingly, each Dissenting Shareholder who might desire to exercise Dissent Rights should consult his or her own legal advisor.

A Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing. Subject to certain tests as described below, pursuant to the Interim Order, Dissenting Shareholders are entitled, in addition to any other right such Dissenting Shareholder may have, to dissent and to be paid by Cenovus the fair value of the Husky Common Shares or Husky Preferred Shares, as applicable, held by such Dissenting Shareholder in respect of which such Dissenting Shareholder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution or Preferred Shareholder Resolution, as the case may be, from which such Dissenting Shareholder’s dissent was adopted and provided the Arrangement is completed in respect of such Husky Shareholders. A Dissenting Shareholder may dissent only with respect to all of the Husky Common Shares or Husky Preferred Shares, as the case may be, held by such Dissenting Shareholder, or on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. Only registered Husky Shareholders may dissent. Persons who are beneficial owners of Husky Shares registered in the name of a broker, dealer, bank, trust company or other nominee (including CDS) who wish to dissent, should be aware that they may only do so through the registered owner of such Husky Shares. A registered Husky Shareholder, such as a broker or CDS, who holds Husky Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise the Dissent Right on behalf of such beneficial owners with respect to all of the Husky Common Shares or Husky Preferred Shares held for such beneficial owners. In such case, the written objection to the Arrangement Resolution or Preferred Shareholder Resolution, as the case may be, should set forth the number of Husky Common Shares and/or Husky Preferred Shares covered by it.

Dissenting Shareholders must provide a written objection to the Arrangement Resolution or Preferred Shareholder Resolution, as the case may be, so that it is received by Husky c/o Osler, Hoskin & Harcourt LLP, Suite 2500, TC Energy Tower, 450 – 1st Street SW, Calgary, Alberta T2P 5H1, Attention: Tristram Mallett, by 5:00 p.m. (Calgary time) on December 8, 2020 being the fifth Business Day immediately preceding the date of the Husky Meeting, or the fifth Business Day immediately preceding the date of any adjournment or postponement of the Husky Meeting, as applicable. No Husky Common Shareholder or Husky Preferred Shareholder who has voted in favour of the Arrangement Resolution or Preferred Shareholder Resolution, respectively, shall be entitled to dissent with respect to the Arrangement.

Either Husky (which for purposes hereof shall include any successor to Husky) or a Dissenting Shareholder, as the case may be, may apply to the Court, after the approval of the Arrangement Resolution or the Preferred Shareholder Resolution, as the case may be, to fix the fair value of such Dissenting Shareholder’s Husky Common Shares or Husky Preferred Shares, as applicable, which fair value shall be determined as of the close of business, in respect of the Husky Common Shares, on the day before the Arrangement Resolution was adopted and, in respect of the Husky Preferred Shares, on the day before the Preferred Shareholder Resolution was adopted. If such an application is made to the Court by either Husky or a Dissenting Shareholder, as the case may be, Cenovus must, unless the Court orders otherwise, send to each Dissenting Shareholder, a written offer to pay such Dissenting Shareholder an amount considered by the Cenovus Board to be the fair value of the Husky Common Shares or Husky Preferred Shares held by such Dissenting Shareholder. The offer, unless the Court orders otherwise, must be sent to each Dissenting Shareholder, as the case may be, at least 10 days before the date on which the application is returnable, if Husky is the applicant, or within 10 days after Husky is served a copy of the application, if a Dissenting Shareholder is the applicant. Every offer will be made on the same terms to each Dissenting Shareholder and contain or be accompanied with a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with Cenovus for the purchase of such holder’s Husky Common Shares or Husky Preferred Shares, as the case may be, in the amount of the offer made by Cenovus, or otherwise, at any time before the Court pronounces an order fixing the fair value of the Husky Common Shares or Husky Preferred Shares, as the case may be.

A Dissenting Shareholder will not be required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Husky Common Shares or Husky Preferred Shares of all Dissenting Shareholders, as the case may be, who are parties to the application, giving judgment in that amount against Cenovus and in favour of each of those Dissenting Shareholders, and fixing the time within which Cenovus must pay the amount payable to each Dissenting Shareholder calculated from the date on which such Dissenting Shareholder ceases to have any rights as a Husky Common Shareholder or Husky Preferred Shareholder, as the case may be, until the date of payment.

On the Arrangement becoming effective in respect of the Husky Common Shares or Husky Preferred Shares, as the case may be, the Husky Common Shares or Husky Preferred Shares held by the Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred to, and acquired by, Cenovus (free and clear of all encumbrances), and:

(a)

the Dissenting Shareholder shall cease to be the holder of such Husky Common Shares or Husky Preferred Shares, as applicable, so transferred to Cenovus and to have any rights as a Husky Common Shareholder or Husky Preferred Shareholder, as applicable, other than the right to be paid the fair value for such Dissenting Shareholder’s Husky Common Shares or Husky Preferred Shares, as applicable;

(b)

such Dissenting Shareholder’s name shall be removed from the applicable register or registers of holders of Husky Common Shares or Husky Preferred Shares, as applicable, maintained by or on behalf of Husky as it relates to the Husky Common Shares or the Husky Preferred Shares, as applicable, so transferred; and

(c)

Cenovus shall become the transferee (free and clear of all Encumbrances) of the Husky Common Shares or the Husky Preferred Shares, as applicable, so transferred and shall be added to the applicable register or registers of Husky Common Shares or Husky Preferred Shares, as applicable, maintained by or on behalf of Husky.

A Dissenting Shareholder who has duly exercised their Dissent Rights in respect of Husky Common Shares or Husky Preferred Shares, as applicable, shall be deemed to have transferred the Husky Common Shares and the Husky Preferred Shares, as applicable, held by them and in respect of which Dissent Rights have been validly exercised to Cenovus (free and clear of all Encumbrances) for cancellation without any further act or formality at the Effective Time, and

(a)

if such Dissenting Shareholder is ultimately entitled to be paid fair value for such Husky Common Shares or Husky Preferred Shares, as applicable, then such Dissenting Shareholder: (i) shall be deemed not to have participated in the Arrangement (other than to transfer its Husky Common Shares or Husky Preferred Shares, as applicable, to Cenovus); (ii) shall be paid by Cenovus the fair value of such Husky Common Shares or Husky Preferred Shares, as applicable, which fair value shall be determined as of the close of business, in respect of the Husky Common Shares, on the last Business Day before the Arrangement Resolution was adopted and, in respect of the Husky Preferred Shares, on the last Business Day before the Preferred Shareholder Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Husky Common Shares or Husky Preferred Shares, as applicable; or

(b)

if such Dissenting Shareholder is ultimately not entitled, for any reason, to be paid fair value for such Husky Common Shares or Husky Preferred Shares, as applicable, such Dissenting Shareholder shall be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a Husky Common Shareholder or Husky Preferred Shareholder, as applicable, notwithstanding the provisions of section 191 of the ABCA, and such holder shall receive Cenovus Common Shares and Cenovus Warrants for such holder’s Husky Common Shares or Cenovus Preferred Shares for such holder’s Husky Preferred Shares, as applicable, on the basis set forth in the Plan of Arrangement, as applicable.

Cenovus shall not make a payment to a Dissenting Shareholder under section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, if there are reasonable grounds for believing that Cenovus is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of its assets of Cenovus would thereby be less than the aggregate of its liabilities. In such event, Cenovus shall notify each Dissenting Shareholder that it is unable lawfully to pay such Dissenting Shareholder for his or her Husky Common Share or Husky Preferred Shares, as applicable, in which case the Dissenting Shareholder may, by written notice to Cenovus within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case the holder shall be deemed to have participated in the Arrangement as a Husky Common Shareholder or Husky Preferred Shareholder, as the case may be. If the Dissenting Shareholder does not withdraw such holder’s written objection, such Dissenting Shareholder retains status as a claimant against Cenovus to be paid as soon as Cenovus is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Cenovus but in priority to its shareholders.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholders who seek payment of the fair value of their Husky Common Shares or Husky Preferred Shares, as the case may be. Section 191 of the ABCA, other than as amended by the Arrangement and the Interim Order, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, Dissenting Shareholders who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of section 191 of the ABCA, the full text of which is set out in Appendix O to this Information Circular and consult their own legal advisor.

Unless otherwise waived, it is a condition to the completion of the Arrangement that holders of not more than 10% of the issued and outstanding Husky Common Shares shall have properly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date. Further, unless otherwise determined by Cenovus in its sole discretion, if holders of more than 10% of the Husky Preferred Shares have validly exercised, and not withdrawn, Dissent Rights, the Husky Preferred Shares will not be exchanged for Cenovus Preferred Shares pursuant to the Plan of Arrangement and will remain outstanding in a subsidiary of Cenovus following completion of the Arrangement and listed on the TSX.

Notwithstanding the foregoing, registered Husky Preferred Shareholders who have validly exercised Dissent Rights shall not be entitled to dissent nor to be paid the fair value of their Husky Preferred Shares in the event that the Husky Preferred Shares are not exchanged for Cenovus Preferred Shares pursuant to the Arrangement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCarthy Tétrault, tax counsel to Husky, the following is a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a beneficial owner of Husky Shares who disposes of or exchanges, or is deemed to have disposed of or exchanged, a Husky Share pursuant to the Arrangement and who, for purposes of the Tax Act and at all relevant times, (1) deals at arm’s length with and is not affiliated with Husky or Cenovus, and (2) holds all Husky Shares, and will hold all Cenovus Shares and Cenovus Warrants acquired under the Arrangement, as capital property (each, a “Holder”). Generally, the Husky Shares, the Cenovus Shares and Cenovus Warrants, as applicable, will be considered to be capital property to a holder thereof provided the holder does not use or hold such securities in the course of carrying on a business and has not acquired such securities in one or more transactions considered to be an adventure or concern in the nature of trade. This summary does not address all issues relevant to Holders who acquired their Husky Common Shares on the exercise of options or pursuant to other employee equity compensation plans. Such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, and on McCarthy Tétrault’s understanding of the current administrative policies of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy whether by legislative, regulation, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is not applicable to (i) a Holder that is a “specified financial institution”, (ii) a Holder an interest in which is a “tax shelter investment”, (iii) a Holder that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution”, (iv) a Holder that reports its “Canadian tax results” in a currency other than Canadian currency, (v) a Holder that has entered into, or will enter into, with respect to its Husky Shares, Cenovus Shares or Cenovus Warrants, as the case may be, a “derivative forward agreement”, or (vi) a Holder who, immediately following the Arrangement, will, either alone or together with persons with whom such Holder does not deal at arm’s length, beneficially own Cenovus Common Shares which have a fair market value in excess of 50% of the fair market value of all outstanding Cenovus Common Shares, each as defined in the Tax Act. Such Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder in respect of the transactions described herein. The income or other tax consequences will vary depending on the particular circumstances of the Holder. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. This summary does not discuss any non-Canadian income or other tax consequences of the Arrangement. Holders resident or subject to taxation in a jurisdiction other than Canada should be aware that the Arrangement may have tax consequences both in Canada and in such other jurisdiction. Such consequences are not described in this summary. Holders should consult their own legal and tax advisors for advice with respect to the tax consequences of the transactions described in this Information Circular based on their particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem to be capital property any Husky Shares and Cenovus Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Husky Shares or Cenovus Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Exchange of Husky Shares under the Arrangement

Husky Common Shares Exchanged for Cenovus Common Shares and Cenovus Warrants

A Resident Holder of Husky Common Shares who disposes of Husky Common Shares under the Arrangement and receives both Cenovus Warrants and Cenovus Common Shares will be considered to have disposed of a portion of the Resident Holder’s Husky Common Shares (the “Warrant Consideration Common Shares”) for Cenovus Warrants; and to have disposed of the remaining portion of the Resident Holder’s Husky Common Shares (the “Share Consideration Common Shares”) for Cenovus Common Shares.

For Warrant Consideration Common Shares that are disposed of in exchange for Cenovus Warrants, the Resident Holder will recognize a capital gain (or capital loss) equal to the amount, if any, by which the fair market value of the Cenovus Warrants received, net of any reasonable costs associated with the exchange, exceeds (or is less than) the aggregate adjusted cost base of such Warrant Consideration Common Shares to the Resident Holder, determined immediately before the exchange. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada – Taxation of Capital Gains and Losses” below. The cost of the Cenovus Warrants acquired by the Resident Holder in the Arrangement will be equal to the fair market value of the Resident Holder’s Warrant Consideration Common Shares that are exchanged for the Cenovus Warrants.

For Share Consideration Common Shares that are exchanged for Cenovus Common Shares, the Resident Holder will be deemed to have disposed of such Share Consideration Common Shares under a tax-deferred share-for-share exchange pursuant to section 85.1 of the Tax Act, unless the Resident Holder chooses to recognize a capital gain (or capital loss) as described in paragraph (b) below, such that:

(a)

Where a Resident Holder does not choose to recognize a capital gain (or capital loss) on the exchange, the Resident Holder will be deemed to have disposed of the Resident Holder’s Share Consideration Common Shares for proceeds of disposition equal to the aggregate adjusted cost base of those Share Consideration Common Shares to the Resident Holder, determined immediately before the exchange, and the Resident Holder will be deemed to have acquired the Cenovus Common Shares at an aggregate cost equal to such adjusted cost base of the Share Consideration Common Shares. This cost will be averaged with the adjusted cost base of all other Cenovus Common Shares held by the Resident Holder as capital property for the purposes of determining the adjusted cost base of each Cenovus Common Share held by the Resident Holder as capital property.

(b)

A Resident Holder may choose to recognize a capital gain (or capital loss) in respect of the exchange of the Resident Holder’s Share Consideration Common Shares for Cenovus Common Shares by including the capital gain (or capital loss) in computing the Resident Holder’s income for the taxation year in which the Arrangement takes place. In such circumstances, the Resident Holder will recognize a capital gain (or capital loss) equal to the amount, if any, by which the fair market value of the Cenovus Common Shares received, net of any reasonable costs associated with the exchange, exceeds (or is less than) the aggregate of the adjusted cost base of such Share Consideration Common Shares to the Resident Holder, determined immediately before the exchange. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada – Taxation of Capital Gains and Losses” below. The cost of the Cenovus Common Shares acquired on the exchange will be equal to the fair market value thereof at the time of the exchange. This cost will be averaged with the adjusted cost of all other Cenovus Common Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Cenovus Common Share held by the Resident Holder as capital property.

Husky Preferred Shares Exchanged for Cenovus Preferred Shares

For Husky Preferred Shares that are exchanged for Cenovus Preferred Shares pursuant to the Arrangement, the Resident Holder will be deemed to have disposed of such Husky Preferred Shares under a tax-deferred share-for-share exchange pursuant to section 85.1 of the Tax Act, unless the Resident Holder chooses to recognize a capital gain (or capital loss) as described in paragraph (b) below, such that:

(a)

Where a Resident Holder does not choose to recognize a capital gain (or capital loss) on the exchange, the Resident Holder will be deemed to have disposed of the Resident Holder’s Husky Preferred Shares of a particular series for proceeds of disposition equal to the aggregate adjusted cost base of those Husky Preferred Shares to the Resident Holder, determined immediately before the exchange, and the Resident Holder will be deemed to have acquired the Cenovus Preferred Shares of the applicable series at an aggregate cost equal to such adjusted cost base of the Husky Preferred Shares.

(b)

A Resident Holder may choose to recognize a capital gain (or capital loss) in respect of the exchange of the Resident Holder’s Husky Preferred Shares of a particular series for Cenovus Preferred Shares of a particular series by including the capital gain (or capital loss) in computing the Resident Holder’s income for the taxation year in which the Arrangement takes place. In such circumstances, the Resident Holder will recognize a capital gain (or capital loss) equal to the amount, if any, by which the fair market value of such Cenovus Preferred Shares received, net of any reasonable costs associated with the exchange, exceeds (or is less than) the aggregate of the adjusted cost base of such Husky Preferred Shares to the Resident Holder, determined immediately before the exchange. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada – Taxation of Capital Gains and Losses” below. The cost of the Cenovus Preferred Shares acquired on the exchange will be equal to the fair market value of the Husky Preferred Shares so exchanged at the time of the exchange.

Dissenting Resident Holders of Husky Shares

A Resident Holder (a “Resident Dissenter”) that validly exercises Dissent Rights will be deemed under the Arrangement to have transferred such Resident Holder’s Husky Common Shares or Husky Preferred Shares, as applicable, (the “Resident Holder’s Dissent Shares”) to Cenovus, and will be entitled to be paid the fair value for the Resident Holder’s Dissent Shares. The Resident Dissenter will realize a capital gain (or a capital loss) equal to the amount by which the payment (other than any interest) exceeds (or is exceeded by) the aggregate of the Resident Dissenter’s adjusted cost base of the Resident Holder’s Dissent Shares determined immediately before the Effective Time and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada – Taxation of Capital Gains and Losses” below. A Resident Dissenter must include in computing its income any interest awarded to it by a court.

Holding and Disposing of Cenovus Shares and Cenovus Warrants

Dividends Received on Cenovus Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Cenovus Common Shares or Cenovus Preferred Shares, as the case may be. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Cenovus as eligible dividends in accordance with the provisions of the Tax Act.

Taxable dividends received by a Resident Holder that is an individual or a trust may increase such Resident Holder’s liability for alternative minimum tax.

A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income. In certain circumstances, however, a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation may be deemed to be a gain from the disposition of capital property or proceeds of disposition potentially giving rise to a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own particular circumstances.

A Resident Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Cenovus Common Shares or Cenovus Preferred Shares, as the case may be, to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

The Cenovus Preferred Shares will be “taxable preferred shares” as defined in the Tax Act. The terms of the Cenovus Preferred Shares require Cenovus to make the necessary election under Part VI.1 of the Tax Act so that Resident Holders that are corporations will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Cenovus Preferred Shares.

Expiry of Cenovus Warrants

In the event of the expiry of an unexercised Cenovus Warrant, a Resident Holder will be considered to have disposed of such Cenovus Warrant for nil proceeds and will accordingly realize a capital loss equal to the Resident Holder’s adjusted cost base of such Cenovus Warrant immediately before that time. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada - Taxation of Capital Gains and Losses” below.

Exercise of Cenovus Warrants

No gain or loss will be realized by a Resident Holder on the exercise of a Cenovus Warrant to acquire additional Cenovus Common Shares. When a Cenovus Warrant is exercised, the Resident Holder’s cost of the Cenovus Common Share so acquired will be equal to the adjusted cost base of the Cenovus Warrant to the Resident Holder, immediately before that time, plus the amount paid on the exercise of the Cenovus Warrant. For the purpose of computing the adjusted cost base of each Cenovus Common Share acquired on the exercise of Cenovus Warrants, the cost of such Cenovus Common Share must be averaged with the adjusted cost base to such Resident Holder of all other Cenovus Common Shares held as capital property immediately before the exercise of the Cenovus Warrant.

Disposition of Cenovus Shares or Cenovus Warrants

Generally, on a disposition or deemed disposition of a Cenovus Common Share, Cenovus Preferred Share or Cenovus Warrant, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Cenovus Common Share, the Cenovus Preferred Share or the Cenovus Warrant, as the case may be, immediately before the disposition or deemed disposition. The adjusted cost base to the Resident Holder of a Cenovus Common Share, Cenovus Warrant or Cenovus Preferred Share will be determined by averaging the cost of such Cenovus Common Shares, Cenovus Warrants or Cenovus Preferred Shares with the adjusted cost base of all other Cenovus Common Shares, Cenovus Warrants or Cenovus Preferred Shares of the same series, as the case may be, held by the Resident Holder as capital property at that time. See “Holders Resident in Canada – Taxation of Capital Gains and Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

Conversion of Cenovus Preferred Shares

The conversion of Cenovus Preferred Shares of a particular series (the “Convertible Preferred Shares”) into another series of Cenovus Preferred Shares (the “Converted Preferred Shares”) pursuant to the exercise of the conversion privilege applicable thereto will not constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss. The cost to a Resident Holder of a Converted Preferred Share of a particular series received on a conversion will be deemed to be equal to the Resident Holder’s adjusted cost base to such Resident Holder of the Convertible Preferred Share of the series from which such Converted Preferred Share was converted immediately before conversion. The adjusted cost base of all Cenovus Preferred Shares of a particular series held by the Resident Holder will be determined in accordance with the cost averaging rules in the Tax Act.

Redemption of Cenovus Preferred Shares

If Cenovus redeems Cenovus Preferred Shares, or otherwise acquires or cancels Cenovus Preferred Shares (other than by a purchase by Cenovus of the shares in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by Cenovus in excess of the paid-up capital (as determined for purposes of the Tax Act) of such series of Cenovus Preferred Shares at such time. The paid-up capital of the Cenovus Preferred Shares of a particular series issued pursuant to the Arrangement will be limited to the fair market value of the Husky Preferred Shares, as at the Effective Time, received in exchange for the issuance of such Cenovus Preferred Shares. As a result, the paid-up capital of the Cenovus Preferred Shares may be substantially lower than the stated redemption amount of the Cenovus Preferred Shares. The Canadian federal income tax treatment of any such deemed dividend is generally discussed above under the heading “Holders Resident in Canada – Dividends Received on Cenovus Shares”.

Generally, the difference between the amount paid by Cenovus and the amount of the deemed dividend will be treated as proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. See “Holders Resident in Canada – Disposition of Cenovus Shares or Cenovus Warrants” above and “Holders Resident in Canada – Taxation of Capital Gains and Losses” below. In the case of a Resident Holder that is a corporation, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

Taxation of Capital Gains and Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Husky Common Share, Husky Preferred Share, Cenovus Common Share or Cenovus Preferred Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or on a share for which such share was exchanged) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where Husky Common Shares, Husky Preferred Shares, Cenovus Common Shares or Cenovus Preferred Shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

Additional Refundable Tax

A Resident Holder that is throughout the taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, is liable for tax, a portion of which may be refundable, on investment income, including taxable capital gains realized and dividends received or deemed to be received (but not dividends or deemed dividends that are deductible in computing taxable income).

Eligibility for Investment

The Cenovus Common Shares, Cenovus Preferred Shares and Cenovus Warrants received by Husky Common Shareholders and Husky Preferred Shareholders, as the case may be, pursuant to the Arrangement will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans (“RRSP”), registered retirement income funds (“RRIF”), registered education savings plans (“RESP”), registered disability savings plans (“RDSP”), tax-free savings accounts (“TFSA” and, together with RRSP, RRIF, RESP, and RDSP, “Registered Plans”), and deferred profit sharing plans (“DPSP”), where: (i) the Cenovus Common Shares, Cenovus Preferred Shares and Cenovus Warrants, as the case may be, are listed on a on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and NYSE); or (ii) Cenovus is a “public corporation”, as defined in the Tax Act, and, in the case of Cenovus Warrants, neither Cenovus, nor any person with whom Cenovus does not deal at arm’s length for purposes of the Tax Act, is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, the Registered Plan or DPSP, as the case may be.

Notwithstanding that Cenovus Common Shares, Cenovus Preferred Shares and Cenovus Warrants may be qualified investments for a Registered Plan, the holder, subscriber or annuitant of the Registered Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act if such securities are a “prohibited investment” for the Registered Plan for purposes of the Tax Act. A security will generally be a “prohibited investment” for a Registered Plan if the holder, subscriber or annuitant, as the case may be, does not deal at arm’s length with Cenovus for the purposes of the Tax Act or has a “significant interest” (as defined in the Tax Act) in Cenovus. In addition, the Cenovus Common Shares and Cenovus Preferred Shares will generally not be a prohibited investment if such shares are “excluded property” as defined in the Tax Act for purposes of the prohibited investment rules.

Resident Holders who would receive Cenovus Common Shares, Cenovus Preferred Shares and/or Cenovus Warrants within a Registered Plan pursuant to the Arrangement should consult their own tax advisors in this regard in advance of the Arrangement.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Husky Common Shares, Husky Preferred Shares, Cenovus Common Shares, Cenovus Preferred Shares or Cenovus Warrants in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere.

Exchange of Husky Shares under the Arrangement

Exchange of Husky Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Husky Common Shares or Husky Preferred Shares pursuant to the Arrangement unless, at the Effective Time, the Husky Common Shares or Husky Preferred Shares, as the case may be, are “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder and are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder. See discussion below under “Husky Shares – Taxable Canadian Property”.

A Non-Resident Holder whose Husky Common Shares or Husky Preferred Shares, as the case may be, are “taxable Canadian property” and are not “treaty-protected property” will generally have the same tax considerations as those described above under “Holders Resident in Canada – Exchange of Husky Shares under the Arrangement” or “Holders Resident in Canada – Husky Preferred Shares Exchanged for Cenovus Preferred Shares”, as applicable.

Such Non-Resident Holders may be entitled to the automatic tax deferral provisions of subsection 85.1(1) of the Tax Act as described above in respect of any Share Consideration Common Shares or Husky Preferred Shares exchanged for Cenovus Common Shares or Cenovus Preferred Shares, as the case may be, if such Non-Resident Holder satisfies the conditions above under the heading “Holders Resident in Canada – Exchange of Husky Shares under the Arrangement”, and such Non-Resident Holder is not a foreign affiliate of a taxpayer resident in Canada that has included the gain or loss otherwise determined in its foreign accrual property income for the taxation year in which the exchange occurs. Where section 85.1(1) of the Tax Act applies, the Cenovus Common Shares or Cenovus Preferred Shares received in exchange for Share Consideration Common Shares or Husky Preferred Shares, as the case may be, that constituted taxable Canadian property to such Non-Resident Holder will be deemed to be taxable Canadian property to such Non-Resident Holder for a period of 60 months after the exchange.

Husky Shares – Taxable Canadian Property

Generally, the Husky Common Shares or Husky Preferred Shares will not constitute “taxable Canadian property” to a Non-Resident Holder at a particular time provided that the Husky Common Shares or Husky Preferred Shares, as the case may be, are listed at that time on a designated stock exchange (which includes the TSX and the NYSE), unless at any particular time during the 60-month period that ends at that time:

(a)

one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal with at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of the capital stock of Husky; and

(b)

more than 50% of the fair market value of the Husky Common Shares or Husky Preferred Shares, as the case may be, was derived directly or indirectly from one or any combination of: (a) real or immovable properties situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), and (d) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Husky Common Shares or Husky Preferred Shares could be deemed to be taxable Canadian property. Non-Resident Holders whose Husky Common Shares or Husky Preferred Shares, as the case may be, may constitute taxable Canadian property should consult their own tax advisors.

Even if the Husky Common Shares or Husky Preferred Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of such shares will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Husky Common Shares or Husky Preferred Shares, as the case may be, constitute “treaty-protected property”. Husky Common Shares or Husky Preferred Shares owned by a Non-Resident Holder will generally be treaty-protected property of a Non-Resident Holder if the gain from the disposition of such shares would, because of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty and in respect of which the Non-Resident Holder is entitled to receive benefits thereunder, be exempt from tax under the Tax Act.

Dissenting Non-Resident Holders

A Non-Resident Holder that validly exercises Dissent Rights (a “Non-Resident Dissenter”) and consequently is paid by Cenovus the fair value for the Non-Resident Dissenter’s Husky Common Shares or Husky Preferred Shares, as the case may be, will generally realize a capital gain or capital loss as discussed under “Holders Resident in Canada – Dissenting Resident Holders”. As discussed above under “Holders Not Resident in Canada – Exchange of Husky Shares under the Arrangement”, any resulting capital gain would only be subject to tax under the Tax Act if the Non-Resident Dissenter’s Husky Common Shares or Husky Preferred Shares, as the case may be, are taxable Canadian property to the Non-Resident Holder at the Effective Time and are not treaty-protected property of the Non-Resident Holder at that time.

Generally, an amount paid in respect of interest awarded by the court to a Non-Resident Dissenter will not be subject to Canadian withholding tax under the Tax Act provided that such interest is not “participating debt interest” (as defined in the Tax Act).

Holding and Disposing of Cenovus Shares and Cenovus Warrants

Dividends Received on Cenovus Shares

Dividends paid or credited (or deemed to be paid or credited) on the Cenovus Common Shares and the Cenovus Preferred Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention. For example, under the Convention, where dividends on the Cenovus Common Shares and the Cenovus Preferred Shares are considered to be paid to or derived by a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits in accordance with, the provisions of the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Exercise of the Cenovus Warrants

No gain or loss will be realized by a Non-Resident Holder on the exercise of a Cenovus Warrant to acquire a Cenovus Common Share. When a Cenovus Warrant is exercised, the Non-Resident Holder’s cost of the Cenovus Common Share so acquired will be equal to the adjusted cost base of the Cenovus Warrant to the Non-Resident Holder, plus the amount paid on the exercise of the Cenovus Warrant. For the purpose of computing the adjusted cost base of each Cenovus Common Share acquired on the exercise of a Cenovus Warrant, the cost of such Cenovus Common Share must be averaged with the adjusted cost base to such Non-Resident Holder of all other Cenovus Common Shares held as capital property immediately before the exercise of the Cenovus Warrant.

Expiry of the Cenovus Warrants

In the event of the expiry of an unexercised Cenovus Warrant, a Non-Resident Holder should generally be considered to have disposed of the Cenovus Warrant for nil proceeds of disposition and realize a capital loss equal to the Resident Holder’s adjusted cost base of such Cenovus Warrant. The tax treatment of capital gains and capital losses is generally as discussed with respect to a disposition of Cenovus Warrants under “Holders Not Resident in Canada – Disposition of Cenovus Shares or Cenovus Warrants” below.

Conversion of Cenovus Preferred Shares

The conversion of Cenovus Preferred Shares of a particular series into the relevant series of Cenovus Preferred Shares by a Non-Resident Holder pursuant to the exercise of the conversion privilege applicable thereto will not constitute a disposition of property for purposes of the Tax Act and is generally as discussed under “Holders Resident in Canada – Conversion of Cenovus Preferred Shares” above.

Redemption of the Cenovus Preferred Shares

If Cenovus redeems Cenovus Preferred Shares, or otherwise acquires or cancels Cenovus Preferred Shares (other than by a purchase by Cenovus of the shares in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Non-Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by Cenovus in excess of the paid-up capital (as determined for purposes of the Tax Act) of such series of Cenovus Preferred Shares at such time. As described above, the paid-up capital of a series of Cenovus Preferred Shares issued pursuant to the Arrangement will be limited to the fair market value of the Husky Preferred Shares, as at the Effective Time, received in exchange for the issuance of such series of Cenovus Preferred Shares. As a result, the paid-up capital of the Cenovus Preferred Shares may be substantially lower than the stated redemption amount of the Cenovus Preferred Shares. The tax treatment of deemed dividends to a Non-Resident Holder is discussed under “Holders Not Resident in Canada – Dividends Received on Cenovus Shares”.

Generally, the difference between the amount paid by Cenovus and the amount of the deemed dividend will be treated as proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. The tax treatment of capital gains and capital losses is generally as discussed with respect to a disposition of Cenovus Preferred Shares under “Holders Not Resident in Canada – Disposition of Cenovus Shares or Cenovus Warrants” below.

Disposition of Cenovus Shares and Cenovus Warrants

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Cenovus Common Shares, Cenovus Preferred Shares or Cenovus Warrants, unless the Cenovus Common Shares, Cenovus Preferred Shares or Cenovus Warrants, as the case may be, constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property”. For a description of “taxable Canadian property” see “Husky Shares – Taxable Canadian Property” above, as the same tests, with necessary modifications, will apply in respect of the Cenovus Common Shares and the Cenovus Preferred Shares.

In the case of the Cenovus Warrants, the Cenovus Warrants would generally be “taxable Canadian property” to a Non-Resident Holder at a particular time if, at any time in the previous 60 months: (i) the Cenovus Warrants provide such Non-Resident Holder with the right to acquire 25% or more of the Cenovus Common Shares or shares of Cenovus held by the Non-Resident Holder at that time satisfy the requirement in paragraph (a) under the heading “Husky Shares – Taxable Canadian Property” above; and (ii) the requirement in paragraph (b) under the heading “Husky Shares – Taxable Canadian Property” above is satisfied at that time.

Pursuant to the provisions of the Tax Act, where Share Consideration Common Shares or Husky Preferred Shares, as the case may be, constitute “taxable Canadian property” to a Non-Resident Holder, any Cenovus Common Shares or Cenovus Preferred Shares received by the Non-Resident Holder on the exchange of such Share Consideration Common Shares or Husky Preferred Shares utilizing the rollover available under section 85.1 of the Tax Act will be deemed to constitute “taxable Canadian property” to the Non-Resident Holder for a period of 60 months. The result is that such Non-Resident Holder may be subject to tax under the Tax Act on future gains realized on a disposition of those Cenovus Common Shares or Cenovus Preferred Shares, as the case may be, so long as such shares constitute “taxable Canadian property” to the Non-Resident Holder.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) arising from the disposition of Husky Common Shares pursuant to the Arrangement, the ownership and disposition of Cenovus Common Shares received pursuant to the Arrangement, and the ownership, exercise and disposition of Cenovus Warrants received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder (as discussed below), including specific tax considerations for a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, U.S. Medicare tax on net investment income or non-U.S. tax considerations applicable to U.S. Holders of the receipt of Cenovus Common Shares and Cenovus Warrants pursuant to the Arrangement, the ownership and disposition of such Cenovus Common Shares, and the ownership, exercise and disposition of such Cenovus Warrants. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to such U.S. Holder of the Arrangement, the ownership and disposition of Cenovus Common Shares received pursuant to the Arrangement, and the ownership, exercise and disposition of Cenovus Warrants received pursuant to the Arrangement.

No opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to the Arrangement, the ownership and disposition of Cenovus Common Shares received pursuant to the Arrangement, or the ownership, exercise and disposition of Cenovus Warrants received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

This summary does not address the U.S. federal income tax considerations applicable to any person of the disposition of Husky Preferred Shares in exchange for Cenovus Preferred Shares pursuant to the Arrangement, or the ownership and disposition of such Cenovus

Preferred Shares. Each holder of Husky Preferred Shares should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax considerations relating to the disposition of Husky Preferred Shares pursuant to the Arrangement and the ownership and disposition of Cenovus Preferred Shares received pursuant to the Arrangement. Further, this summary does not address U.S. federal income tax considerations relating to transactions effected prior or subsequent to, or concurrently with, the Arrangement that, in each case, are not part of the Plan of Arrangement.

This discussion is based on the Internal Revenue Code, Treasury Regulations promulgated thereunder, court decisions, published positions of the IRS and other applicable authorities, each as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a prospective or retroactive basis which could affect the U.S. federal income tax considerations described in this summary.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Husky Common Shares (or, after the Arrangement, Cenovus Common Shares or Cenovus Warrants) participating in the Arrangement that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This summary does not address the U.S. federal income tax considerations relating to the Arrangement, the ownership and disposition of Cenovus Common Shares received pursuant to the Arrangement, or the ownership, exercise and disposition of Cenovus Warrants received pursuant to the Arrangement, to U.S. Holders that are subject to special provisions under the Internal Revenue Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks or other financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Husky Common Shares (or after the Arrangement, Cenovus Common Shares or Cenovus Warrants) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Husky Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Husky Common Shares (or after the Arrangement, Cenovus Common Shares or Cenovus Warrants) other than as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment purposes); (h) own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Husky Shares (or after the Arrangement, Cenovus Shares); or (i) acquired Husky Common Shares by gift or inheritance. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Husky Common Shares (or after the Arrangement, Cenovus Common Shares or Cenovus Warrants) in connection with carrying on a business in Canada; (d) persons whose Husky Common Shares (or after the Arrangement, Cenovus Common Shares or Cenovus Warrants) constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Convention. U.S. Holders that are subject to special provisions under the Internal Revenue Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax considerations relating to the Arrangement, the ownership and disposition of Cenovus Common Shares received pursuant to the Arrangement, and ownership, exercise and disposition of Cenovus Warrants received pursuant to the Arrangement.

If an entity or arrangement that is classified as a partnership (including any other “pass-through” entity) for U.S. federal income tax purposes holds Husky Common Shares (or after the Arrangement, Cenovus Common Shares or Cenovus Warrants), the U.S. federal income tax considerations applicable to such partnership and the partners (or owners) of such partnership of participating in the Arrangement and the ownership and disposition of Cenovus Common Shares, and the ownership, exercise and disposition of Cenovus Warrants, received pursuant to the Arrangement generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax considerations applicable to any such partnership or partner (or owner). Partners (or owners) of entities and arrangements that are classified as partnerships for U.S. federal, U.S. state and local, and non-U.S. tax purposes should consult their own tax advisors regarding the U.S. federal income tax considerations relating to the Arrangement, the ownership and disposition of Cenovus Common Shares received pursuant to the Arrangement, and ownership, exercise and disposition of Cenovus Warrants received pursuant to the Arrangement.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL U.S. HOLDERS OF HUSKY COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM OF PARTICIPATING IN THE ARRANGEMENT INCLUDING THE APPLICABILITY AND EFFECT OF U.S. STATE AND LOCAL, NON-U.S. OR OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Certain U.S. Federal Income Tax Considerations for U.S. Holders Relating to the Arrangement

General Tax Considerations Relating to the Arrangement

The Arrangement is expected to be a taxable event for U.S. federal income tax purposes. Accordingly, subject to the PFIC rules discussed below, the following U.S. federal income tax considerations generally will apply to U.S. Holders:

•

gain or loss would be recognized in an amount equal to the excess of the fair market value of the Cenovus Common Shares and Cenovus Warrants received pursuant to the Arrangement over the U.S. Holder’s adjusted tax basis in the Husky Common Shares surrendered;

•	the aggregate tax basis of the Cenovus Common Shares and Cenovus Warrants received in the Arrangement would be equal to the fair market value of such shares and warrants on the date of receipt; and

•	the holding period for the Cenovus Common Shares and Cenovus Warrants received in the Arrangement would begin on the day after such shares and warrants are received.

Subject to the PFIC rules discussed below, any gain or loss described in the first bullet point immediately above would be capital gain or loss, which would be a long-term capital gain or loss if the U.S. Holder’s holding period in the Husky Common Shares exceeds one year as of the date of the Arrangement. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to limitations.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights with respect to its Husky Common Shares and is paid cash in exchange for all of such U.S. Holder’s Husky Common Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of the Canadian currency received by such U.S. Holder in exchange for such U.S. Holder’s Husky Common Shares on the date of receipt and (b) such U.S. Holder’s adjusted tax basis in such Husky Common Shares surrendered. Subject to the PFIC rules discussed below, such gain or loss will be capital gain or loss, which would be long-term capital gain or loss if the U.S. Holder’s holding period in the Husky Common Shares exceeds one year as of the date of the Arrangement. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to limitations.

Tax Considerations Relating to the Arrangement if Husky is Classified as a PFIC

A U.S. Holder of Husky Common Shares could be subject to special, adverse tax rules in respect of the Arrangement if Husky was classified as a “passive foreign investment company” within the meaning of Section 1297 of the Internal Revenue Code (a “PFIC”) for any tax year during which such U.S. Holder has held Husky Common Shares.

In general, a non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) 50% or more of the value of its assets are considered “passive assets” (generally, assets that generate passive income), based on the quarterly average of the fair market value of such assets.

Husky believes that it was not a PFIC during its taxable year ended December 31, 2019 and, based on its current operations and financial expectations, Husky expects it would not be a PFIC for its current taxable year if such taxable year were to end on the Effective Date. The determination of whether Husky was a PFIC during any tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Husky concerning its PFIC status or that Husky was not, or will not be, a PFIC for any tax year.

If Husky were to be treated as a PFIC for any tax year during which a U.S. Holder has held Husky Common Shares, gain realized on the exchange of such U.S. Holder’s Husky Common Shares pursuant to the Arrangement generally would not be treated as capital gain. Instead, unless such U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its Husky Common Shares, such U.S. Holder would be treated as if such U.S. Holder had realized such gain ratably over such U.S. Holder’s holding period for the Husky Common Shares and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year, if any, in which Husky was treated as a PFIC with respect to such U.S. Holder. With certain exceptions, a U.S. Holder’s Husky Common Shares will be treated as stock in a PFIC if Husky were a PFIC at any time during such U.S. Holder’s holding period in its Husky Common Shares.

Each U.S. Holder should consult its own tax advisor regarding the status of Husky as a PFIC, the possible effect of the PFIC rules to such U.S. Holder, as well as the availability of any election or exception that may be available to such U.S. Holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

Certain U.S. Federal Income Tax Considerations for U.S. Holders of the Ownership and Disposition of Cenovus Common Shares

The following discussion is subject, in its entirety, to the rules described below under “Passive Foreign Investment Company Status of Cenovus”.

Distributions on Cenovus Common Shares

For U.S. federal income tax purposes, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Cenovus Common Share generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Cenovus, as computed for U.S. federal income tax purposes. The amount of the dividend distribution that a U.S. Holder must include in income will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend distribution is includible in such U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. Holder includes the dividend payment in income to the date such U.S. Holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such foreign exchange gain or loss generally will be U.S. source income or loss for U.S. foreign tax credit purposes. Any portion of the distribution in excess of Cenovus’s earnings and profits will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in its Cenovus Common Share and will be applied against and reduce that basis, but not below zero. To the extent that the distribution exceeds the U.S. Holder’s tax basis, the excess will constitute gain from a sale or exchange of the Cenovus Common Share.

Dividends received on the Cenovus Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations, dividends paid by Cenovus to non-corporate U.S. Holders, including individuals, generally would be eligible for qualified dividend treatment and the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that Cenovus not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules. Subject to certain limitations, Canadian tax withheld from a distribution in accordance with the Convention and paid over to Canada will be creditable or deductible against the U.S. Holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available under Canadian law or under the Convention, the amount of tax withheld that is refundable will not be eligible for credit against U.S. Holder’s U.S. federal income tax liability. Dividends generally will be income from sources outside the United States and will, depending on such U.S. Holder’s circumstances, be either “passive” or “general” income for purposes of computing the U.S. foreign tax credit allowable to such U.S. Holder. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. holder’s particular circumstances. Accordingly, U.S. holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Disposition of the Cenovus Common Shares

Upon a sale, exchange or other taxable disposition of the Cenovus Common Shares acquired pursuant to the Arrangement, a U.S. Holder will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the fair market value of any property received, and the U.S. Holder’s adjusted tax basis in such Cenovus Common Shares. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the Cenovus Common Shares exceeds one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to limitations.

Certain U.S. Federal Income Tax Considerations for U.S. Holders of the Ownership, Exercise and Disposition of Cenovus Warrants

The following discussion is subject, in its entirety, to the rules described below under “Passive Foreign Investment Company Status of Cenovus”.

Exercise of the Warrants

A U.S. Holder generally will not recognize gain or loss on the exercise of a Cenovus Warrant received in the Arrangement and the related receipt of a Cenovus Common Share. A U.S. Holder’s initial tax basis in the Cenovus Common Share received on the exercise of a Cenovus Warrant should generally be equal to the sum of (a) the U.S. Holder’s tax basis in such Cenovus Warrant (as applicable) plus (b) the exercise price paid by the U.S. Holder. A U.S. Holder’s holding period for the Cenovus Common Share received on the exercise of a Cenovus Warrant should generally begin on the day after the date that the Cenovus Warrant is exercised.

Sale, Exchange or Other Taxable Disposition of the Warrants

Upon a sale, exchange or other taxable disposition of the Cenovus Warrants acquired pursuant to the Arrangement, a U.S. Holder will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the fair market value of any property received, and the U.S. Holder’s adjusted tax basis in such Cenovus Warrants. Any such gain or loss generally will be a long-term capital gain or loss if the U.S. Holder’s holding period in the Cenovus Warrants exceeds one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to limitations.

Lapse of the Warrants

Upon the lapse or expiration of a Cenovus Warrant, a U.S. Holder will recognize a loss in an amount equal to its adjusted tax basis in the Cenovus Warrant. Subject to the PFIC rules discussed below, any such loss should be a capital loss. Any capital loss recognized by a U.S. Holder generally will be treated as U.S. source loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Certain Adjustments to the Warrants

The number of Cenovus Common Shares issuable upon exercise of a Cenovus Warrant and/or the exercise price per Cenovus Warrant may be adjusted in certain circumstances. For U.S. federal income tax purposes, an adjustment to the number of Cenovus Common Shares that will be issued on the exercise of a Cenovus Warrant, or an adjustment to the exercise price of a Cenovus Warrant, may be treated as a constructive distribution to a U.S. Holder on the Cenovus Warrant if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the earnings and profits or assets of the combined company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the combined company). Subject to the PFIC rules discussed below, any constructive distributions generally will be taxable as a distribution, as described above under “Certain U.S. Federal Income Tax Considerations – Certain U.S. Federal Income Tax Considerations for U.S. Holders of the Ownership and Disposition of Cenovus Common Shares – Distributions on Cenovus Common Shares”. However, adjustments to the exercise price of a Cenovus Warrant made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of such Cenovus Warrant generally will not be considered to result in a constructive distribution to a U.S. Holder on such Cenovus Warrant. U.S. Holders should carefully review the conversion rate adjustment provisions and consult their own tax advisors with respect to the tax considerations applicable to any such adjustment.

Passive Foreign Investment Company Status of Cenovus

As discussed above under “Tax Considerations Relating to the Arrangement if Husky Is Classified as a PFIC”, in general, a non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) 50% or more of the value of its assets are considered “passive assets” (generally, assets that generate passive income), based on the quarterly average of the fair market value of such assets. Based on its current operations and financial expectations, Cenovus expects that it should not be a PFIC for its current taxable year and does not anticipate becoming a PFIC in the future. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that Cenovus is not or will not become, a PFIC for any tax year during which a U.S. Holder holds Cenovus Common Shares or Cenovus Warrants.

If Cenovus were classified as a PFIC in any taxable year during which a U.S. Holder owns Cenovus Common Shares or Cenovus Warrants, certain adverse tax consequences could apply to such U.S. Holder. Certain elections may be available to U.S. Holders of Cenovus Common Shares, which are not available to U.S. Holders of Cenovus Warrants, which may mitigate some of the adverse consequences that would result if Cenovus were to be treated as a PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their investments in Cenovus Common Shares and Cenovus Warrants and whether to make an election or protective election.

U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Cenovus Common Shares and the ownership, exercise and disposition of Cenovus Warrants and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in Cenovus Common Shares and Cenovus Warrants, subject to exceptions (including an exception for Cenovus Common Shares or Cenovus Warrants held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their own tax return for each year in which they hold an interest in Cenovus Common Shares or Cenovus Warrants. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Cenovus Common Shares or Cenovus Warrants.

This discussion does not address tax considerations that may vary with, or are contingent on, individual circumstances. Moreover, it only addresses U.S. federal income tax and does not address any non-income tax or any state, local or non-United States tax considerations. U.S. Holders should consult their own tax advisor concerning the U.S. federal income tax considerations of the

Arrangement, the ownership and disposition of Cenovus Common Shares received in the Arrangement, and the ownership, exercise and disposition of Cenovus Warrants received in the Arrangement in light of such U.S. Holder’s particular situation, as well as any considerations arising under the laws of any other taxing jurisdiction.

OTHER TAX CONSIDERATIONS

This Information Circular discusses certain Canadian and United States federal income tax considerations applicable to certain Husky Shareholders. Tax considerations applicable to Husky Shareholders who are resident in jurisdictions other than Canada or the United States are not discussed and such Husky Shareholders should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Cenovus Shares or Cenovus Warrants after the Arrangement. All Husky Shareholders should consult their own tax advisors regarding the provincial, state, local and territorial tax considerations relating to the Arrangement and of holding Cenovus Shares and Cenovus Warrants.

This Information Circular does not discuss any tax considerations applicable to Husky Optionholders or holders of other Husky Incentive Awards. Such persons should consult their own tax advisors regarding the consequences of the Arrangement to them in their particular circumstances.

PRO FORMA INFORMATION CONCERNING THE COMBINED COMPANY

Notice to Reader

The following information about the combined company following completion of the Arrangement should be read in conjunction with documents incorporated by reference in this Information Circular and the information concerning Cenovus and Husky, as applicable, appearing elsewhere in this Information Circular. See Appendix M – “Information Concerning Husky Energy Inc.” and Appendix N – “Information Concerning Cenovus Energy Inc.”.

Information included in this section under the headings “Selected Pro Forma Financial Information”, “Selected Pro Forma Operational Information”, and “Pro Forma Consolidated Capitalization” pertaining to Cenovus and Husky, as applicable, has been furnished by Cenovus and Husky, respectively. With respect to such information, the Cenovus Board has relied exclusively upon Husky, without independent verification by Cenovus, and the Husky Board has relied exclusively upon Cenovus, without independent verification by Husky. For further information regarding Cenovus or Husky, please refer to their respective filings with the Canadian Securities Regulators available via SEDAR at www.sedar.com and with the SEC available via EDGAR at www.sec.gov, as applicable.

See “Forward-Looking Statements”, “Conventions”, “Abbreviations”, “Advisory Regarding Oil and Gas Information”, and Appendix L – “Unaudited Consolidated Pro Forma Financial Statements of the Combined Company”.

General

The Arrangement will result in a strategic business combination of Cenovus and Husky, pursuant to which Cenovus will acquire all of the issued and outstanding Husky Common Shares in exchange for the issuance of Cenovus Common Shares and Cenovus Warrants. Pursuant to the Arrangement, a portion of the Husky Common Shares held by each Husky Common Shareholder will be exchanged for Cenovus Warrants and the remaining portion of the Husky Common Shares will be exchanged for Cenovus Common Shares such that, in aggregate, each Husky Common Shareholder will receive 0.7845 of a Cenovus Common Share and 0.0651 of a Cenovus Warrant in respect of each Husky Common Share.

Current Cenovus Common Shareholders are expected to own approximately 61% of the combined company immediately after completion of the Arrangement (or 59% on a partially-diluted basis assuming the exercise of all Cenovus Warrants issued pursuant to the Arrangement). Former Husky Common Shareholders are expected to own approximately 39% of the combined company upon completion of the Arrangement (or 41% on a partially-diluted basis assuming the exercise of all Cenovus Warrants issued pursuant to the Arrangement).

Subject to the satisfaction of the Preferred Share Condition, if the Preferred Shareholder Resolution is approved at the Husky Meeting, all of the issued and outstanding Husky Preferred Shares will be exchanged, on a one-for-one basis, for Cenovus Preferred Shares having, on a series-by-series basis, substantially identical terms to the corresponding series of the Husky Preferred Shares. See “Pro Forma Information Concerning the Combined Company – Description of Share Capital of the Combined Company – Cenovus Preferred Shares”.

Organizational Structure

Immediately following completion of the Arrangement, Husky will become a wholly-owned subsidiary of Cenovus, and the combined company will continue the business and operations of Cenovus and Husky on a combined basis.

Narrative Description of the Business

Following the Arrangement, the combined company will carry on the business and operations of Cenovus and Husky on a combined basis. The combined company will operate as Cenovus Energy Inc. and remain headquartered in Calgary, Alberta. For a detailed description of the businesses of Cenovus and Husky, including the historical development of their respective businesses and their respective assets, see the Cenovus AIF and the Husky AIF, each of which is incorporated by reference in this Information Circular.

Upon completion of the Arrangement, the combined company will be an international, integrated energy company headquartered in Calgary, Alberta in the business of developing, producing, refining and marketing crude oil, natural gas and NGLs in Canada, the United States and offshore of China and Indonesia.

The combined company’s key attributes will be:

•	total enterprise value of approximately $23.6 billion (calculated as at the date of the announcement of the Arrangement);

•

an expected ability to generate an incremental estimated $1.2 billion of annual free funds flow from cost savings consisting of approximately $600 million in annual corporate and operating synergies and approximately $600 million in annual sustaining capital allocation synergies, which are achievable independent of commodity prices, the vast majority of which are expected to be achieved in the first year of combined operations, with the full amount of annual run rate synergies anticipated within year two;

•	increased scale, as the third largest Canadian-based oil and natural gas producer and the second largest Canadian-based refiner and upgrader;

•	a cost-and-market-advantaged asset portfolio which will allow the combined company to prioritize free funds flow generation, balance sheet strength and returns to shareholders;

•	a commitment to safety and ESG Leadership and carbon emissions intensity reduction;

•	total pro forma production of approximately 750,000 boe/d of low-cost oil and natural gas production;

•	total North American upgrading and refining capacity of approximately 660,000 bbls/d, including approximately 350,000 bbls/d of heavy oil conversion capacity;

•	approximately 265,000 bbls/d of current takeaway capacity out of Alberta on existing major pipelines, as well as approximately 305,000 bbls/d of committed capacity on planned pipelines;

•	additional takeaway optionality with access to approximately 16 million barrels of crude oil storage capacity and crude-by-rail assets providing approximately 120,000 bbls/d takeaway optionality;

•	processing capacity and egress out of Alberta for the majority of its thermal production;

•	low exposure to Alberta WCS pricing, as well as a healthy exposure to global pricing;

•

expected free funds flow breakeven at WTI prices of approximately US$36.00/bbl in 2021, anticipated to reduce to less than WTI US$33.00/bbl by 2023, in both time frames lower than either Cenovus or Husky on a standalone basis;

•	diversified geographic and product portfolio of upstream and downstream assets providing low volatility free funds flow and capital allocation flexibility throughout the commodity price cycle;

•	the ability to support an investment grade credit profile and a lower cost of capital through the commodity price cycle; and

•	based on the assumptions contained in this Information Circular, ample current liquidity with a total of $8.5 billion in undrawn committed credit facilities and no bond maturities until 2022.

See “The Arrangement – Reasons for the Arrangement” and “The Arrangement – Attributes of the Combined Company”.

Corporate Offices

It is anticipated that, on completion of the Arrangement, the head and registered office of the combined company will continue to be Cenovus’s registered and head office, which is located at 4100, 225 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 1N2.

Description of Share Capital of the Combined Company

Following the Arrangement, the combined company will be authorized to issue an unlimited number of Cenovus Common Shares and First Preferred Shares and Second Preferred Shares not exceeding, in aggregate, 20% of the number of issued and outstanding Cenovus Common Shares.

Cenovus Common Shares

The holders of Cenovus Common Shares are entitled to: (i) receive dividends if, as and when declared by the Cenovus Board; (ii) receive notice of, to attend, and to vote on the basis of one vote per Cenovus Common Share held, at all meetings of shareholders; and (iii) participate in any distribution of the combined company’s assets in the event of liquidation, dissolution or winding up or other distribution of its assets among its shareholders for the purpose of winding up its affairs. The Cenovus Common Shares are listed and posted for trading on the TSX and the NYSE.

Assuming that there are no Dissenting Shareholders and that no Husky Common Shares or Cenovus Common Shares are issued pursuant to any outstanding Husky Options or Cenovus Options, as applicable, or entitlements or other rights to acquire Husky Common Shares or Cenovus Common Shares between the Agreement Date and the Effective Date, it is expected that 2,017,387,906 Cenovus Common Shares will be outstanding upon completion of the Arrangement. Current Cenovus Common Shareholders are expected to hold 1,228,869,903 Cenovus Common Shares (approximately 61% of the combined company immediately after completion of the Arrangement or 59% on a partially-diluted basis assuming the exercise of all Cenovus Warrants issued pursuant to the Arrangement) and former Husky Common Shareholders are expected to hold 788,518,003 Cenovus Common Shares (approximately 39% of the combined company immediately after completion of the Arrangement or 41% on a partially-diluted basis assuming the exercise of all Cenovus Warrants issued pursuant to the Arrangement). The Cenovus Common Shares will continue to be listed on the TSX and the NYSE.

For additional information regarding the Cenovus Warrants, see “Pro Forma Consolidated Capitalization” below. See also, “The Arrangement – Effect of the Arrangement”.

Cenovus Preferred Shares

Cenovus First Preferred Shares and Cenovus Second Preferred Shares may be issued in one or more series. The Cenovus Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of Cenovus Preferred Shares before the issue of such series. Holders of Cenovus Preferred Shares are not entitled to vote at any meeting of Cenovus Shareholders but may be entitled to vote if the combined company fails to pay dividends on that series of Cenovus Preferred Shares. The Cenovus First Preferred Shares are entitled to priority over the Cenovus Second Preferred Shares and the Cenovus Common Shares with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of Cenovus’s affairs. The aggregate number of Cenovus Preferred Shares issued by Cenovus may not exceed 20% of the aggregate number of Cenovus Common Shares then outstanding.

Pursuant to the Arrangement Agreement, Cenovus will amend its articles to create the following series of Cenovus Preferred Shares: (i) 12,000,000 Cenovus Series 1 Preferred Shares; (ii) 12,000,000 Cenovus Series 2 Preferred Shares; (iii) 10,000,000 Cenovus Series 3 Preferred Shares; (iv) 10,000,000 Cenovus Series 4 Preferred Shares, which may be issued upon conversion of the Cenovus Series 3 Preferred Shares; (v) 8,000,000 Cenovus Series 5 Preferred Shares; (vi) 8,000,000 Cenovus Series 6 Preferred Shares, which may be issued upon conversion of the Cenovus Series 5 First Preferred Shares; (vii) 6,000,000 Cenovus Series 7 Preferred Shares; and (viii) 6,000,000 Cenovus Series 8 Preferred Shares, which may be issued upon conversion of the Cenovus Series 7 First Preferred Shares. The Cenovus Preferred Shares issued upon completion of the Arrangement are expected to be listed and posted for trading on the TSX. Cenovus will not create or issue Cenovus Second Preferred Shares in connection with the Arrangement.

Assuming that the Preferred Share Condition is satisfied prior to the Effective Time, then each Husky Preferred Share will be transferred to Cenovus in consideration for the issuance of Cenovus Preferred Shares having, on a series-by-series basis, substantially identical terms to the Husky Preferred Shares transferred to Cenovus. In such circumstances, the Arrangement will result in the following:

(a)

10,435,932 outstanding Husky Series 1 Preferred Shares will be exchanged on a one-for-one basis for Cenovus Series 1 Preferred Shares, which will be listed and posted for trading on the TSX under the symbol “CVE.PR.A”;

(b)

1,564,068 outstanding Husky Series 2 Preferred Shares will be exchanged on a one-for-one basis for Cenovus Series 2 Preferred Shares, which will be listed and posted for trading on the TSX under the symbol “CVE.PR.B”;

(c)

10,000,000 outstanding Husky Series 3 Preferred Shares will be exchanged on a one-for-one basis for Cenovus Series 3 Preferred Shares, which will be listed and posted for trading on the TSX under the symbol “CVE.PR.C”;

(d)

8,000,000 outstanding Husky Series 5 Preferred Shares will be exchanged on a one-for-one basis for Cenovus Series 5 Preferred Shares, which will be listed and posted for trading on the TSX under the symbol “CVE.PR.E”; and

(e)

6,000,000 outstanding Husky Series 7 Preferred Shares will be exchanged on a one-for-one basis for Cenovus Series 7 Preferred Shares, which will be listed and posted for trading on the TSX under the symbol “CVE.PR.G”.

Redemption

The combined company will have the option to redeem all or any number of the then outstanding Cenovus Series 1 Preferred Shares, subject to certain conditions, on March 31, 2021 and on March 31 every five years thereafter. The combined company will have the option to redeem all or any number of the then outstanding Cenovus Series 2 Preferred Shares, subject to certain conditions, on March 31, 2021 and on March 31 every five years thereafter. The combined company will have the option to redeem all or any number of the then outstanding Cenovus Series 3 Preferred Shares, subject to certain conditions, on December 31, 2024 and on December 31 every five years thereafter. The combined company will have the option to redeem all or any number of the then outstanding Cenovus Series 5 Preferred Shares, subject to certain conditions, on March 31, 2025 and on March 31 every five years thereafter. The combined company will have the option to redeem all or any number of the then outstanding Cenovus Series 7 Preferred Shares, subject to certain conditions, on June 30, 2025 and on June 30 every five years thereafter. See “Pro Forma Consolidated Capitalization” below.

Dividends

Cenovus Series 1 Preferred Share Dividends

Holders of Cenovus Series 1 Preferred Shares will be entitled to receive a cumulative quarterly fixed dividend, payable on the last day of March, June, September and December in each year, of 2.404% annually for the initial period ending March 31, 2021, as and when declared by the board of directors of the combined company. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 1.73%. Holders of Cenovus Series 1 Preferred Shares will have the right, at their option, to convert their Cenovus Series 1 Preferred Shares into Cenovus Series 2 Preferred Shares, subject to certain conditions, on March 31, 2021 and on March 31 every five years thereafter as long as the Cenovus Series 1 Preferred Shares remain outstanding.

Cenovus Series 2 Preferred Share Dividends

Holders of the Cenovus Series 2 Preferred Shares will be entitled to receive a cumulative quarterly floating rate dividend that is reset every quarter, payable on the last day of March, June, September and December in each year, at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 1.73%, as and when declared by the board of directors of the combined company. Holders of the Cenovus Series 2 Preferred Shares will have the right, at their option, to convert their Cenovus Series 2 Preferred Shares into Cenovus Series 1 Preferred Shares, subject to certain conditions, on March 31, 2021, and on March 31 every five years thereafter as long as the Cenovus Series 2 Preferred Shares remain outstanding.

Cenovus Series 3 Preferred Share Dividends

Holders of the Cenovus Series 3 Preferred Shares will be entitled to receive a cumulative quarterly fixed dividend, payable on the last day of March, June, September and December in each year, of 4.689% annually for the initial period ending December 31, 2024, as and when declared by the board of directors of the combined company. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.13%. Holders of Cenovus Series 3 Preferred Shares will have the right, at their option, to convert their Cenovus Series 3 Preferred Shares into Cenovus Series 4 Preferred Shares, subject to certain conditions, on December 31, 2024, and on December 31 every five years thereafter as long as the Cenovus Series 3 Preferred Shares remain outstanding. Holders of the Cenovus Series 4 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.13%.

Cenovus Series 5 Preferred Share Dividends

Holders of the Cenovus Series 5 Preferred Shares are entitled to receive a cumulative quarterly fixed dividend, payable on the last day of March, June, September and December in each year, of 4.591% annually for the initial period ending March 31, 2025, as and when declared by the board of directors of the combined company. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.57%. Holders of Cenovus Series 5 Preferred Shares will have the right, at their option, to convert their Cenovus Series 5 Preferred Shares into Cenovus Series 6 Preferred Shares, subject to certain conditions, on March 31, 2025 and on March 31 every five years thereafter. Holders of the Cenovus Series 6 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.57%.

Cenovus Series 7 Preferred Share Dividends

Holders of the Cenovus Series 7 Preferred Shares will be entitled to receive a cumulative quarterly fixed dividend, payable on the last day of March, June, September and December in each year, of 3.935% annually for the initial period ending June 30, 2025, as and when declared by the board of directors of the combined company. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.52%. Holders of the Cenovus Series 7 Preferred Shares will have the right, at their option, to convert their Cenovus Series 7 Preferred Shares into Cenovus Series 8 Preferred Shares, subject to certain conditions, on June 30, 2025 and on June 30 every five years thereafter. Holders of the Cenovus Series 8 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.52%.

Shareholder Rights Plan

The terms of the Cenovus Rights Plan are set out in the Cenovus SRP Agreement. The Cenovus Rights Plan provides that, until the Separation Time (within the meaning of the Cenovus SRP Agreement), which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20% or more of the Cenovus Common Shares, the rights granted under the Cenovus Rights Plan are not separable from the Cenovus Common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20% acquiror, from and after the Separation Time (unless delayed by the Cenovus Board) and before certain expiration times, to acquire Cenovus Common Shares at 50% of the market price at the time of exercise. The Cenovus Rights Plan, which was most recently affirmed at the annual and special meeting of Cenovus Common Shareholders held on April 25, 2018, must be reconfirmed by the Cenovus Common Shareholders every three years. The Cenovus Rights Plan will remain in effect following the Arrangement, as amended in accordance with the Share Issuance Resolution, until April 25, 2021, unless reconfirmed by the Cenovus Common Shareholders.

If the Share Issuance Resolution is approved, the consequential and ancillary amendments to the Cenovus SRP Agreement authorized thereby will ensure that neither the consummation of the Arrangement nor any share purchase rights issued in connection with the Arrangement triggers the Cenovus Rights Plan.

See “Matters to be Considered at the Cenovus Meeting” and Appendix C – “Share Issuance Resolution”.

Selected Pro Forma Financial Information

The following is a summary of selected unaudited pro forma consolidated financial information of the combined company before and after giving effect to the completion of the Arrangement for the dates and periods indicated. The pro forma adjustments are based upon available information and certain assumptions that Cenovus believes are reasonable under the circumstances. The unaudited pro forma consolidated financial information set forth below and the unaudited pro forma consolidated financial statements of Cenovus attached to this Information Circular as Appendix L – “Unaudited Consolidated Pro Forma Financial Statements of the Combined Company” (the “Pro Forma Financial Statements”) are presented for illustrative purposes only and are not necessarily indicative of either the financial position or the results of operations that would have occurred as at or for such dates or periods had the Arrangement been effective as of September 30, 2020 or January 1, 2019, as applicable, of the financial position or results of operations for the combined company in future years if the Arrangement is completed. The actual adjustments will differ from those reflected in such unaudited pro forma consolidated financial statements and such differences may be material.

Reference should also be made to: (a) the Husky Annual Financial Statements; (b) the Husky Interim Financial Statements; (c) the Cenovus Annual Financial Statements; and (d) the Cenovus Interim Financial Statements, each of which is incorporated by reference herein.

For the year ended December 31, 2019 ($ millions)	Cenovus (before Arrangement)	Husky (before Arrangement)	Accounting & Presentation Adjustments(1)	Pro Forma Adjustments(1)	Pro Forma combined company (after Arrangement)
Revenues
Gross Sales	21,353	20,117	502	(69)	41,903
Marketing and Other	-	189	(189)	-	-
Less Royalties	1,172	323	-	-	1,495

	20,181	19,983	313	(69)	40,408
Expenses
Purchased Product	8,378	12,817	(1,736)	(69)	19,390
Production, Operating and Transportation Expense	-	3,017	(3,017)	-	-
Transportation and Blending	5,184	-	2,068	-	7,252
Operating	2,088	-	3,017	-	5,105
Inventory Write-Downs	49	-	15	-	64
Production and Mineral Taxes	1	-	-	-	1
(Gain) Loss on Risk Management	156	-	(34)	-	122
Depreciation, Depletion and Amortization	2,249	5,496	-	(3,681)	4,064
Exploration Expense	82	547	-	(355)	274
General and Administrative	336	693	-	30	1,059
Onerous Contract Provisions	(5)	-	-	-	(5)
Finance Costs	511	351	-	(32)	830
Interest Income	(12)	(74)	-	-	(86)
Foreign Exchange (Gain) Loss, Net	(404)	(44)	(176)	-	(624)
Remeasurement of Contingent Payment	164	-	-	-	164
Research Costs	20	-	-	-	20
Transaction Costs	-	-	-	100	100
Share of Equity Investment Income	-	(59)	-	-	(59)
(Gain) Loss on Divestiture of Assets	(2)	(8)	-	-	(10)
Other (Income) Loss, Net	(11)	(584)	-	-	(595)

Earnings (Loss) Before Income Tax	1,397	(2,169)	176	3,938	3,342
Income Tax Expense (Recovery)	(797)	(799)	30	958	(608)

Net Earnings (Loss)	2,194	(1,370)	146	2,980	3,950

Note:

(1)	See Notes 3 and 4 to the Pro Forma Financial Statements attached as Appendix L to the Information Circular.

For the Nine Months Ended September 30, 2020 ($ millions)	Cenovus (before Arrangement)	Husky (before Arrangement)	Accounting & Presentation Adjustments(1)	Pro Forma Adjustments(1)	Pro Forma combined company (after Arrangement)
Revenues
Gross Sales	10,022	9,885	189	(31)	20,065
Marketing and Other	-	15	(15)	-	-
Less Royalties	221	128	-	-	349

	9,801	9,772	174	(31)	19,716
Expenses
Purchased Product	3,974	6,959	(1,333)	(31)	9,569
Production, Operating and Transportation Expense	-	1,917	(1,917)	-	-
Transportation and Blending	3,307	-	1,163	-	4,470
Operating	1,445	-	1,917	-	3,362
Inventory Write-Downs	549	-	407	-	956
(Gain) Loss on Risk Management	233	-	(166)	-	67
Depreciation, Depletion and Amortization	2,615	11,300	-	(9,966)	3,949
Exploration Expense	32	666	-	(596)	102
General and Administrative	124	549	-	-	673
Finance Costs	391	286	-	(35)	642
Interest Income	(4)	(22)	-	-	(26)
Foreign Exchange (Gain) Loss, Net	168	18	85	-	271
Remeasurement of Contingent Payment	(97)	-	-	-	(97)
Research Costs	8	-	-	-	8
Share of Equity Investment Income	-	1	-	-	1
(Gain) Loss on Divestiture of Assets	-	(17)	-	-	(17)
Other (Income) Loss, Net	(60)	(193)	103	-	(150)

Earnings (Loss) Before Income Tax	(2,884)	(11,692)	(85)	10,597	(4,064)
Income Tax Expense (Recovery)	(658)	(2,602)	(10)	2,543	(727)

Net Earnings (Loss)	(2,226)	(9,090)	(75)	8,054	(3,337)

Note:

(1)	See Notes 3 and 4 to the Pro Forma Financial Statements attached as Appendix L to this Information Circular.

See Appendix L – “Unaudited Consolidated Pro Forma Financial Statements of the Combined Company”.

Selected Pro Forma Operational Information

The following is a summary of selected: (i) reserves and operational information for Cenovus and Husky before giving effect to the Arrangement; and (ii) pro forma reserves and operational information for the combined company after giving effect to the completion of the Arrangement for the dates and periods indicated. Important information concerning the oil and natural gas properties and operations of Cenovus and Husky is contained in the Cenovus AIF and the Husky AIF, respectively, each of which is incorporated by reference herein. Readers are encouraged to carefully review such information and those documents as the information set forth in the table below is a summary only and is qualified in its entirety by those documents incorporated by reference herein. See “Advisory Regarding Oil and Gas Information”.

	Cenovus (before Arrangement)	Husky (before Arrangement)	Pro Forma Combined Company(1)
Average Daily Production(4) (for the year ended December 31, 2019)

Bitumen and Heavy Crude Oil (bbls/d)	354,257	159,000	513,257
Light and Medium Oil (bbls/d)	4,911	24,900	29,811
NGLs (bbls/d)	21,762	22,600	44,362
Conventional Natural Gas (mmcf/d)	424	501	925

Total (boe/d)	451,680	290,000	741,680

Average Daily Production(4)
(for the nine months ended September 30, 2020)

Bitumen and Heavy Crude Oil (bbls/d)	382,068	139,000	521,068
Light and Medium Oil (bbls/d)	7,585	25,000	32,585
NGLs (bbls/d)	19,901	22,000	41,901
Conventional Natural Gas (mmcf/d)	382	496	878

Total (boe/d)	473,264	268,000	741,264

Total Proved Reserves(2)(3)(4)
(as at December 31, 2019, forecast prices and costs)

Bitumen and Heavy Crude Oil (MMbbls)	4,826	990	5,816
Light and Medium Oil (MMbbls)	9	103	112
NGLs (MMbbls)	60	79	139
Conventional Natural Gas (Bcf)	1,242	1,552	2,794

Total (MMboe)	5,103	1,431	6,534

Total Proved Plus Probable Reserves(2)(3)(4)
(as at December 31, 2019, forecast prices and costs)

Bitumen and Heavy Crude Oil (MMbbls)	6,420	1,431	7,851
Light and Medium Oil (MMbbls)	17	195	212
NGLs (MMbbls)	97	129	226
Conventional Natural Gas (Bcf)	2,025	2,103	4,128

Total (MMboe)	6,871	2,105	8,976

Notes:

(1)	The numbers in this column were calculated by adding the numbers in the columns for each of Cenovus and Husky. Boe estimates and tables may not sum due to rounding.

(2)

Reserves presented for Cenovus are derived from the Cenovus Reserves Reports and the reserves data for Husky are derived from the Husky Reserves Disclosure. For further information regarding the reserves, production and other oil and gas information of Cenovus and Husky, see the Cenovus AIF and Husky AIF, each of which is incorporated by reference herein. See Appendix M – “Information Concerning Husky Energy Inc.” and Appendix N – “Information Concerning Cenovus Energy Inc.”.

(3)

Pro forma reserves presented are based on the Cenovus Reserves Reports and the Husky Reserves Disclosure. With respect to the pro forma reserves information presented in the table above, Cenovus and Husky did not construct a consolidated reserves report of the combined assets of Cenovus and Husky, and did not engage an independent reserves evaluator to produce such a report in accordance with NI 51-101. Cenovus and Husky employ different methodologies to estimate their reserves information which differences include, but are not limited to, assumptions regarding forecast prices and costs. As a result, the actual reserves of the combined company, if calculated as of December 31, 2019, may differ from the reserves presented in the table above for a number of reasons, and such difference may be material.

(4)	Reserves volumes and production volumes are reported on a before-royalties basis.

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of the combined company as at September 30, 2020 on a pro forma basis, after giving effect to the completion of the Arrangement. For detailed information on the total debt and share capitalization of Cenovus and Husky as at September 30, 2020, see the Cenovus Interim Financial Statements, and Husky Interim Financial Statements for the three and nine months ended September 30, 2020, each of which is incorporated by reference herein. See Appendix M – “Information Concerning Husky Energy Inc.” and Appendix N – “Information Concerning Cenovus Energy Inc.”.

The below data have been derived from, and should be read in conjunction with, the more detailed Pro Forma Financial Statements. Additionally, the Pro Forma Financial Statements are based on, and should be read in conjunction with, the historical condensed consolidated financial statements and related notes thereto of each of Cenovus and Husky for the applicable periods, which are incorporated by reference herein.

Description ($ millions)	Pro Forma as at September 30, 2020 (after Arrangement)
Short-term debt and current portion of long-term debt	637
Long-term debt	14,017

14,654

Shareholders’ Equity(1)
Common Shares	14,801
Preferred Shares	380
Warrants(2)	68
Paid in Surplus	4,389
Accumulated other comprehensive income	952
Retained earnings	543
Non-controlling interest	14

Total shareholders’ equity	21,147

Total capitalization(3)	35,801

Notes:

(1)

Following completion of the Arrangement, the authorized capital of the combined company will consist of: (i) an unlimited number of Cenovus Common Shares; and (ii) such number of First Preferred Shares and Second Preferred Shares not exceeding, in aggregate, 20% of the number of issued and outstanding Cenovus Common Shares. See “Effect of the Arrangement – Details of the Arrangement”. The pro forma shareholders’ equity was prepared based on the number of outstanding Cenovus Common Shares, Husky Common Shares, and Husky Preferred Shares as at September 30, 2020. See Note 4 to the Pro Forma Financial Statements attached as Appendix L to this Information Circular.

(2)

Each whole Cenovus Warrant will entitle the holder thereof to acquire one Cenovus Common Share upon payment in full of the exercise price of $6.54 per Cenovus Common Share for a period of 60 months following completion of the Arrangement. Cenovus has applied for the Cenovus Warrants to be listed and posted for trading on the TSX under the symbol “CVE.WT” and on the NYSE under the symbol “CVE.WS”. For additional terms in respect of the Cenovus Warrants, see “The Arrangement – Details of the Arrangement – Description of the Cenovus Warrants”.

(3)	The current and long-term portion of lease obligations have been excluded from total capitalization.

Dividends

Cenovus Common Shares

After achieving its balance sheet objectives, the combined company’s free cash flow profile is expected to enable sustainable growth in shareholder distributions and a returns-focused organic capital investment program with residual free funds flow.

There can be no assurance as to future dividend payments by the combined company on the Cenovus Common Shares, or the level thereof, if any. Following completion of the Arrangement, Cenovus and Husky anticipate approval by the board of directors of the combined company of a quarterly dividend of $0.0175 per share. Any dividends declared in the future will be subject to review by the combined company’s board of directors taking into account prevailing financial circumstances at the relevant time and any amount distributed in the future will depend on numerous factors, including profitability, debt covenants and obligations, fluctuations in working capital, the timing and amount of capital expenditures, applicable law and other factors beyond the combined company’s control, including economic conditions in the oil and gas industry.

Cenovus Preferred Shares

Following the Arrangement, the combined company will pay dividends on each series of Cenovus Preferred Shares issued and outstanding which are equivalent to the series of Husky Preferred Shares that were exchanged pursuant to the Plan of Arrangement. See “Pro Forma Information Concerning the Combined Company – Description of Share Capital of the Combined Company – Cenovus Preferred Shares”.

Credit Ratings

Following announcement of the Arrangement on October 25, 2020, credit rating agencies took actions in respect of Cenovus’s credit ratings. For additional information regarding the credit ratings in respect of Cenovus, both prior to the Agreement Date and after announcement of the Arrangement, see Appendix N – “Information Concerning Cenovus Energy Inc.”.

Principal Holders of Cenovus Common Shares

After giving effect to the Arrangement, to the knowledge of the directors and executive officers of Cenovus and Husky, no person or company will, beneficially own, or exercise control or direction over, directly or indirectly, Cenovus Common Shares carrying 10% or more of the voting rights attached to the Cenovus Common Shares, other than as set forth below:

Name	Number of Cenovus Common Shares	Percentage of Cenovus Common Shares
Hutchison Whampoa Europe Investments S.à r.l(1)	316,927,050	15.7%

L.F. Investments S.à r.l(2)	231,194,698	11.5%

ConocoPhillips Company	208,000,000	10.3%

Notes:

(1)

Hutchison Whampoa Europe Investments S.à r.l (“HWEI”) is indirectly wholly-owned by CK Hutchison Holdings Limited of which Mr. Li Ka Shing is the Senior Advisor. Mr. Li Ka Shing, Mr. Victor T.K. Li and trusts of which members of Mr. Li Ka Shing’s family are discretionary beneficiaries hold approximately, directly or indirectly, a 30.17% interest in CK Hutchison Holdings Limited. Pursuant to the Arrangement, Cenovus will also issue to HWEI an aggregate of 26,299,491 Cenovus Warrants. Assuming all of the Cenovus Warrants issued to the existing Husky Common Shareholders are exercised, HWEI would own approximately 16.5% of the Cenovus Common Shares, on a partially-diluted basis. HWEI will be entitled to: (i) a Pre-Emptive Right in respect of the Cenovus Common Shares issuable to HWEI under the Arrangement pursuant to a Pre-Emptive Rights Agreement; and (ii) both a Demand Registration Right and Piggy-Back Registration Right in respect of the Cenovus Common Shares and Cenovus Warrants issuable to HWEI under the Arrangement (including any Cenovus Common Shares issued to HWEI upon the exercise of any Cenovus Warrants) pursuant to a Registration Rights Agreement. See “Effect of the Arrangement – Pre-Emptive Rights Agreement” and “Effect of the Arrangement – Registration Rights Agreement”. The Cenovus Common Shares issuable to HWEI will be subject to certain restrictions after completion of the Arrangement. See “Effect of the Arrangement – Standstill Agreements”.

(2)

L.F. Investments S.à r.l (“LFI”) is indirectly wholly-owned by a trust of which members of Mr. Li Ka Shing’s family are discretionary beneficiaries. Pursuant to the Arrangement, Cenovus will also issue to LFI an aggregate of 19,185,181 Cenovus Warrants. Assuming all of the Cenovus Warrants issued to the existing Husky Common Shareholders are exercised, LFI would own approximately 12.0% of the Cenovus Common Shares on a partially-diluted basis. LFI will be entitled to: (i) a Pre-Emptive Right in respect of the Cenovus Common Shares issuable to LFI under the Arrangement pursuant to a Pre-Emptive Rights Agreement; and (ii) both a Demand Registration Right and Piggy-Back Registration Right in respect of the Cenovus Common Shares and Cenovus Warrants issuable to LFI under the Arrangement (including any Cenovus Common Shares issued to LFI upon the exercise of any Cenovus Warrants) pursuant to a Registration Rights Agreement. See “Effect of the Arrangement – Pre-Emptive Rights Agreement” and “Effect of the Arrangement – Registration Rights Agreement”. The Cenovus Common Shares issuable to LFI will be subject to certain restrictions after completion of the Arrangement. See “Effect of the Arrangement – Standstill Agreements”.

Directors and Executive Officers after the Arrangement

Board of Directors

The board of directors of the combined company following completion of the Arrangement will consist of eight members of the current Cenovus Board, including Keith A. MacPhail (as Independent Board Chair) and Alex J. Pourbaix, with Keith M. Casey, Jane E. Kinney, Harold N. Kvisle, Richard J. Marcogliese, Claude Mongeau, and Rhonda I. Zygocki expected to continue as members of the combined company’s board of directors, and four members of the current Husky Board, with Canning K. N. Fok, Eva L. Kwok, Wayne E. Shaw and Frank J. Sixt being the members expected to join the combined company’s board of directors.

Information about the members of the Combined Company Board who are currently directors of Cenovus is in the Cenovus AIF and Cenovus AGM Circular, each of which is incorporated by reference in this Information Circular. Information about the members of the Combined Company Board who are currently directors of Husky is in the Husky AIF and Husky AGM Circular, each of which is incorporated by reference in this Information Circular. The members of the Combined Company Board will hold office until the first annual meeting of Cenovus Common Shareholders after the Arrangement, or until their respective successors have been duly elected or appointed. See Appendix M – “Information Concerning Husky Energy Inc.” and Appendix N – “Information Concerning Cenovus Energy Inc.”.

For additional information regarding the composition of the Combined Company Board upon completion of the Arrangement, see “The Arrangement – Effect of the Arrangement – Board and Management” and “The Arrangement – Effect of the Arrangement – Standstill Agreements”.

Executive Officers and Management

Following completion of the Arrangement, Alex J. Pourbaix, the current President & Chief Executive Officer of Cenovus, will serve as President & Chief Executive Officer of the combined company. As of the date of this Information Circular, the parties have agreed to the following appointments for the combined company upon completion of the Arrangement:

•	Jeffrey R. Hart, the current Chief Financial Officer of Husky, will serve as Executive Vice-President & Chief Financial Officer; and

•	Jonathan M. McKenzie, the current Executive Vice-President & Chief Financial Officer of Cenovus, will serve as Executive Vice-President & Chief Operating Officer.

The remainder of senior management will be selected from each of Cenovus and Husky and named prior to the completion of the Arrangement. For further details, please refer to “Effect of the Arrangement – Board and Management”. For additional information regarding the current directors and executive officers of Cenovus and Husky, please refer, as applicable to the Cenovus AGM Circular and the Husky AGM Circular, respectively, each of which is incorporated by reference in this Information Circular. See Appendix M – “Information Concerning Husky Energy Inc.” and Appendix N – “Information Concerning Cenovus Energy Inc.”.

Corporate Governance and Audit Committee

Concurrently with the completion of the Arrangement, the combined company will reconstitute the Audit Committee, Human Resources and Compensation Committee, Nominating and Corporate Governance Committee and Safety, Environment, Responsibility and Reserves Committee with the members of the Combined Company Board. The current policies and mandates of Cenovus will be the policies and mandates of the combined company following completion of the Arrangement. For additional information regarding the corporate governance of Cenovus, see the Cenovus AIF and Cenovus AGM Circular, each of which is incorporated by reference herein.

Conflicts of Interest

There are potential conflicts of interest to which some of the proposed directors, officers and insiders of the combined company will be subject in connection with the operations of the combined company after completion of the Arrangement. Some of the directors, officers and insiders are involved with and will continue to be involved with corporations or businesses which may be in competition with the business to be conducted by the combined company following completion of the Arrangement. Accordingly, situations may arise where some or all of the directors, officers and insiders will be in direct competition with the combined company. Conflicts, if any, will be subject to the procedures and remedies as provided under the CBCA. See “Interest of Certain Persons or Companies in the Arrangement”.

Statement of Proposed Executive Compensation

The compensation of the directors and executive officers of the combined company is expected to initially be comparable to the compensation of the directors and executive officers of Cenovus and Husky, respectively. For further information concerning the current compensation structure of Cenovus and Husky, please refer to the Cenovus AGM Circular and the Husky AGM Circular, respectively, each of which is incorporated by reference in this Information Circular. See Appendix M – “Information Concerning Husky Energy Inc.” and Appendix N – “Information Concerning Cenovus Energy Inc.”.

Following completion of the Arrangement, it is expected that the Combined Company Board, the Nominating and Corporate Governance Committee and/or the Human Resources and Compensation Committee (or such other committee that may be established with the responsibility for compensation matters), will meet to determine and oversee the compensation of the Independent Board Chair, the President & Chief Executive Officer, the Executive Vice-President & Chief Financial Officer, the Executive Vice-President & Chief Operating Officer, and the director and executive compensation structure and policies of the combined company. These are anticipated to generally be consistent with the existing executive compensation structure and policies of Cenovus. To assess and determine the executive and director compensation structure and policies of the combined company, the Combined Company Board, the Nominating and Corporate Governance Committee and/or the Human Resources and Compensation Committee may retain and use reports prepared by independent compensation advisors or consultants.

Cenovus and Husky intend to jointly assess requirements for continuing directors and executive officers, and the amounts and other forms of compensation needed to retain key employees of the combined company. These may require the payment of certain retention, transition or other bonuses as determined by the Cenovus Board and Husky Board, to be paid from and after the completion of the Arrangement and to be confirmed by the Combined Company Board. For additional information with respect to payment or other benefits or entitlements that certain directors or executive officers of Cenovus and Husky will receive or may be entitled to receive as a result of the Arrangement, see “Interests of Certain Persons or Companies in the Arrangement”.

Indebtedness of Directors, Officers and Other Management

As of the date hereof, none of the proposed directors, officers or other members of management or promoters of Cenovus, nor any of their associates or affiliates is indebted to Cenovus or Husky, nor has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Cenovus or Husky.

Auditors, Transfer Agent and Registrar

Auditors

Following the Arrangement, the auditors of the combined company will be PricewaterhouseCoopers LLP, Chartered Professional Accountants, at their principal offices of Calgary, Alberta, which are the current auditors of Cenovus.

Registrar and Transfer Agent

Assuming that the Husky Preferred Shareholders approve the Arrangement, and the Husky Preferred Shares are exchanged for Cenovus Preferred Shares, the registrar and transfer agent for the Cenovus Common Shares and the Cenovus Preferred Shares following the Arrangement will be as follows:

In Canada:	In the United States:
Computershare Investor Services, Inc. 8th Floor, 100 University Avenue Toronto, ON M5J 2Y1 Canada	Computershare Trust Company NA 250 Royall St. Canton, MA 02021 U.S.
Tel: 1-866-332-8898 Website: www.investorcentre.com/cenovus

Material Contracts

Other than as disclosed in this Information Circular or in the documents incorporated by reference herein with respect to Cenovus and Husky, there are no contracts to which the combined company will be a party to following completion of the Arrangement that can reasonably be regarded as material to a proposed investor, other than contracts entered into by Cenovus and Husky in the ordinary course of business. For a description of the material contracts of Cenovus and Husky, please refer to the Cenovus AIF and the Husky AIF, each of which is incorporated by reference in this Information Circular. See Appendix M – “Information Concerning Husky Energy Inc.” and Appendix N – “Information Concerning Cenovus Energy Inc.”.

Risk Factors

Holding or making an investment in Cenovus Shares is subject to various risks. In addition to the risks set out in the documents incorporated by reference in this Information Circular with respect to the businesses and operations of each of Cenovus and Husky, respectively, the proposed combination of Cenovus and Husky in connection with the Arrangement is subject to certain risks. See “Risk Factors”. For additional information of the risks of Husky’s business, see Appendix M – “Information Concerning Husky Energy Inc.”. For additional information of the risks of Cenovus’s business, see Appendix N – “Information Concerning Cenovus Energy Inc.”. Cenovus Common Shareholders and Husky Shareholders should carefully consider such risk factors related to the Arrangement.

TIMING

If the Meetings are held as scheduled and are not adjourned or postponed, and the necessary conditions for completion of the Arrangement are otherwise satisfied or waived, Husky is expected to apply for the Final Order approving the Arrangement on or about December 16, 2020. If the Final Order is obtained in form and substance satisfactory to Husky and Cenovus and all other conditions set forth in the Arrangement Agreement are otherwise satisfied or waived, Husky and Cenovus expect the Effective Date will occur in the first quarter of 2021. It is not possible, however, to state with certainty when the Effective Date will occur and it is possible that factors outside the control of Husky and/or Cenovus could result in the Arrangement being completed at a later time, or not at all. Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by May 31, 2021; or by August 31, 2021 if the Key Regulatory Approvals have not been received by May 31, 2021, or such later date as Husky and Cenovus may agree in writing.

The Arrangement will become effective as of the Effective Time on the Effective Date upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or the failure to receive any Key Regulatory Approvals in a timely manner.

RISK FACTORS

Husky Common Shareholders and Husky Optionholders voting in favour of the Arrangement Resolution, Husky Preferred Shareholders voting in favour of the Preferred Shareholder Resolution and Cenovus Common Shareholders voting in favour of the Share Issuance Resolution will be choosing to combine the businesses of Husky and Cenovus and, in the case of Husky Securityholders to acquire securities of Cenovus. The completion of the Arrangement involves risks. In addition to the risk factors present in each of Husky’s and Cenovus’s businesses, described under the heading “Risk Factors” in the Husky AIF and the Cenovus Annual MD&A, each of which is incorporated by reference herein, Husky Shareholders, Husky Optionholders and Cenovus Common Shareholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement Resolution, the Preferred Shareholder Resolution and the Share Issuance Resolution, as applicable. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in this Information Circular, including the documents incorporated by reference herein and the documents filed by Cenovus and Husky pursuant to Applicable Laws from time to time.

Possible Failure to Realize Anticipated Benefits of the Arrangement

Cenovus and Husky are proposing to complete the Arrangement to create the opportunity to realize certain anticipated benefits including, among other things, those set forth in this Information Circular under the headings “The Arrangement – Reasons for the Arrangement – Husky Board”, “The Arrangement – Reasons for the Arrangement – Cenovus Board”, “The Arrangement – Attributes of the Combined Company”, and “Pro Forma Information Concerning the Combined Company”. The Arrangement is subject to normal commercial risks that such transaction may not be completed on the terms negotiated or at all. Cenovus and Husky are proposing to complete the Arrangement to create an integrated energy leader and realize certain benefits including, among other things, potential synergies and cost savings. Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the combined company’s ability to realize the anticipated growth opportunities and synergies from integrating the respective businesses of Cenovus and Husky following completion of the Arrangement.

Achieving the benefits of the Arrangement also depends on the ability of the combined company to effectively capitalize on its scale, scope and leadership position in the oil sands and wider oil and natural gas industry, to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations of Cenovus and Husky.

The integration of the Cenovus and Husky assets will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters. The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the combined company’s ability to achieve the anticipated benefits of the Arrangement. A variety of factors, including those risk factors set forth in this Information Circular and the documents incorporated by reference herein, may adversely affect the ability to achieve the anticipated benefits of the Arrangement.

Satisfaction of Conditions Precedent

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Husky and Cenovus. Among other things, completion of the Arrangement is subject to the approval of the Court, the approval of the Arrangement Resolution by the Husky Common Shareholders and the Husky Optionholders, the approval of the Share Issuance Resolution by Cenovus Common Shareholders and obtaining Key Regulatory Approvals, including Competition Act Approval, HSR Approval, Foreign Investment Clearance and CTA Approval. A substantial delay in obtaining the Key Regulatory Approvals or the imposition of unfavourable terms or conditions to the Key Regulatory Approvals could delay the Effective Date and may adversely affect the business, financial condition or results of Husky, Cenovus or the combined company. There is no certainty, nor can Husky or Cenovus provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If for any reason the Arrangement is not completed, or is materially delayed, the market price of the Husky Common Shares or the Cenovus Common Shares may be adversely affected. In addition, if the Arrangement is not completed, Husky or Cenovus could be subject to litigation related to the failure to complete the Arrangement or to require Husky or Cenovus to perform their respective obligations under the Arrangement Agreement.

Governmental Authorities or others could take action under antitrust or competition laws, including seeking to prevent the Arrangement from occurring, to rescind or dissolve the Arrangement or to conditionally approve the Arrangement upon the divestiture of assets of Husky or Cenovus or other remedies. There can be no assurance that a challenge to the Arrangement on antitrust or competition law grounds will not be made, or if a challenge is made, whether or not it will be successful. The requirement to take certain actions or to agree to certain conditions to satisfy such antitrust requirements or obtain any such antitrust approvals may have a material and adverse effect on the business and affairs of the combined company or the trading price of the Cenovus Common Shares and, if applicable, the Cenovus Preferred Shares, after completion of the Arrangement.

Even if all approvals and orders are obtained and conditions precedent to the completion of the Arrangement are satisfied, no assurance can be made as to the terms, conditions and timing of such approvals, orders and consents. For example, these approvals, orders and consents may impose conditions on or require divestitures relating to the divisions, operations or assets of Cenovus or Husky or may impose requirements, limitations or costs or place restrictions on the conduct of Cenovus’s or Husky’s respective businesses, and if such approvals, orders or consents require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to Cenovus or Husky. Such extended period of time may also increase the chance that other adverse effects with respect to Cenovus or Husky could occur, such as the loss of key personnel. Each Party’s obligation to complete the Arrangement is also subject to the accuracy of the representations and warranties of the Other Party (subject to certain qualifications and exceptions) and the performance in all material respects of the Other Party’s covenants under the Arrangement Agreement. As a result of these conditions, the Parties cannot provide assurance that the Arrangement will be completed on the terms or timeline contemplated in the Arrangement Agreement, or at all.

Entry into New Business Activities

Completion of the Arrangement will result in a combination of the current business activities currently carried on by each of Husky and Cenovus as separate entities. The combination of these activities into the combined company may expose Husky Shareholders and Cenovus Common Shareholders to different business risks than those to which they were exposed prior to the Arrangement. As a result of the changing risk profile of the companies, the combined company may be subject to review of its credit ratings, which may result in a downgrade or negative outlook being assigned to the combined company.

The integration of Husky and Cenovus will require the dedication of substantial effort, time and resources on the part of management which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of each company. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated to result from the Arrangement. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies which may be geographically separated, unanticipated liabilities and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with customers, suppliers, employees or to achieve the anticipated benefits of the Arrangement. The performance of the combined company’s operations after completion of the Arrangement could be adversely affected if the combined company cannot retain key employees to assist in the integration and operation of Husky and Cenovus.

Any inability of management to successfully integrate the operations could have a material adverse effect on the business, financial condition and results of operations of the combined company.

After the completion of the Arrangement, Cenovus will face the same risks that each of Husky and Cenovus currently face, in addition to other risks.

The Combined Company’s Business Mix will be Different than that of Cenovus and Husky

Cenovus’s business is focused on the development and production of bitumen in northeast Alberta, natural gas and NGLs processing in the Deep Basin, and refining, transporting, marketing and selling crude oil, natural gas and NGLs in Canada and the U.S. Husky’s business involves upstream development and production in Western Canada, offshore China and Indonesia and offshore the east coast of Canada, and upgrading of heavy oil, refining crude oil, and marketing refined petroleum products in Canada and the U.S. The combined company’s business will entail a combination of these businesses, which will result in a different business mix than the current businesses of Cenovus and Husky, respectively, and which may subject the combined company to different business risks than those which are currently applicable to Cenovus and Husky as separate entities.

Risks Associated with Husky’s International Operations

Husky’s international operations may expose the combined company to uncertain political, economic and other risks. Husky’s operations in certain jurisdictions may be materially adversely affected by political, economic or social instability or events. The Arrangement may give rise to certain actions being taken by foreign Governmental Authorities or other counterparties, whereby such Governmental Authorities or other counterparties could assert rights of expropriation, nationalization, renegotiation or nullification of existing concessions, contracts and pricing benchmarks. Such Governmental Authorities or other counterparties may also impose onerous fiscal policy, onerous regulation, changes in law or policy governing existing operations, financial constraints and unreasonable taxation. There is also a risk that foreign public officials will act unreasonably towards Husky or the combined company. There can be no assurance that these foreign Governmental Authorities or other counterparties will not take the steps noted above in respect of Husky’s current operations and, if any such steps are taken, there can be no assurance that sufficient remedies will be available to recoup the investments that have been made to date in such areas.

Under the Arrangement Agreement the Parties have agreed to complete the Arrangement notwithstanding the occurrence of any of the events listed above, unless such occurrence would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect on Husky or Cenovus, as applicable. The occurrence of any such events in respect of Husky’s current operations in such foreign nations could, following completion of the Arrangement, adversely affect the combined company’s business and results of operations and the ability of the combined company to achieve the anticipated benefits of the Arrangement.

Market Price of Shares

If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Husky Shares and/or the Cenovus Common Shares may be materially adversely affected. The trading prices of the Cenovus Common Shares, the Husky Common Shares and the Husky Preferred Shares may be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including: (i) changes in the market price of the commodities that Cenovus and Husky and, following completion of the Arrangement, the combined company, sell and purchase; (ii) current events, including the COVID-19 pandemic, affecting the economic situation in Canada, the United States and internationally; (iii) trends in the global oil and natural gas industry; (iv) regulatory and/or government actions, rulings or policies; (v) changes in financial estimates and recommendations by securities analysts or rating agencies; (vi) acquisitions and financings; (vii) the economics of current and future projects of Cenovus, Husky or, following completion of the Arrangement, the combined company; (viii) quarterly variations in operating results; and (ix) the operating and share price performance of other companies, including those that investors may consider to be comparable.

The Arrangement Agreement May Be Terminated

Each of Husky and Cenovus has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can either of Husky or Cenovus provide any assurance, that the Arrangement Agreement will not be terminated by either Husky or Cenovus before the completion of the Arrangement. For instance, Husky and Cenovus have the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that have a Material Adverse Effect on the Other Party. There is no assurance that a Material Adverse Effect on either Husky or Cenovus will not occur before the Effective Date, in which case the Other Party could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

In addition, certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Husky and Cenovus even if the Arrangement is not completed.

Under the Arrangement Agreement, each Party is required to pay to the Other Party a termination amount in certain circumstances. This termination amount may discourage other parties from attempting to enter into a business transaction with a Party, even if those parties would otherwise be willing to enter into an agreement with Husky or Cenovus for a business combination and would be prepared to pay consideration with a higher price per share or cash market value than the per share market value proposed to be received or realized in the Arrangement.

If the Arrangement is not completed for any reason, including in the event the Husky Common Shareholders and Husky Optionholders or Cenovus Common Shareholders, respectively, do not approve the matters required to be voted on thereby, the ongoing businesses of Husky and Cenovus may be adversely affected and, without realizing any of the anticipated benefits of having completed the Arrangement, Husky and Cenovus would be subject to a number of risks, including the following:

•

Husky and Cenovus may experience negative reactions from the financial markets, including a decline of their share prices (which may reflect a market assumption that the Arrangement will be completed);

•	Husky and Cenovus may experience negative reactions from the investment community, their customers, suppliers, regulators and employees and other partners in the business community;

•	Husky and Cenovus may be required to pay certain costs relating to the Arrangement, whether or not the Arrangement is completed; and

•

matters relating to the Arrangement will have required substantial commitments of time and other resources by Husky and Cenovus management, which would otherwise have been devoted to day-to-day operations and strategic opportunities that may have been beneficial to Husky and Cenovus had the Arrangement not been contemplated.

See “Effect of the Arrangement – The Arrangement Agreement – Termination Amount Payable by Husky” and “Effect of the Arrangement – Support Agreements”.

While the Arrangement is Pending, Husky and Cenovus are Restricted from Taking Certain Actions

The Arrangement Agreement restricts Husky and Cenovus from taking specified actions until the Arrangement is completed, without the consent of the Other Party. These restrictions may prevent Husky and/or Cenovus from pursuing attractive business opportunities that may arise prior to completion of the Arrangement.

The Consideration is fixed and will not be Adjusted in the Event of any Change in either Husky’s or Cenovus’s Respective Share Prices

Upon closing of the Arrangement, each Husky Common Shareholder (other than a Dissenting Shareholder) will receive the Consideration representing, in the aggregate, 0.7845 of a Cenovus Common Share and 0.0651 of a Cenovus Warrant in respect of each Husky Common Share held by such Husky Common Shareholder. The Consideration is fixed in the Plan of Arrangement and will not be adjusted for changes in the market price of either the Husky Common Shares or the Cenovus Common Shares. Changes in the price of the Cenovus Common Shares prior to the consummation of the Arrangement will affect the market value that Husky Common Shareholders will be entitled to receive upon closing. Neither Husky nor Cenovus is permitted to terminate the Arrangement Agreement or, in the case of Husky, resolicit the vote of the Husky Common Shareholders or the Husky Optionholders, solely because of changes in the market price of either Party’s common shares. Share price changes may result from a variety of factors (many of which are beyond Cenovus’s or Husky’s control), including the risk factors identified in the Husky AIF and the Cenovus Annual MD&A, respectively.

Consents and Approvals

Completion of the Arrangement is conditional upon receiving certain consents and regulatory approvals. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the regulatory approvals could adversely affect the business, financial condition or results of operations of Cenovus, Husky or the combined company.

Impact of the Arrangement on Husky Preferred Shareholders

If the Husky Preferred Shareholders do not approve the Arrangement or more than 10% of Husky Preferred Shareholders dissent in respect of the Arrangement (unless waived by Cenovus), the Husky Preferred Shares will not be exchanged for Cenovus Preferred Shares pursuant to the Plan of Arrangement and will remain outstanding in a subsidiary of Cenovus following completion of the Arrangement and listed on the TSX. In this situation, it is possible that the market price of the Husky Preferred Shares could be adversely affected.

Husky Dissent Rights

Husky Shareholders have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their Husky Common Shares or Husky Preferred Shares, as the case may be, in cash in connection with the Arrangement in accordance with the ABCA. If there are a significant number of Dissenting Shareholders, a substantial cash payment may be required to be made to such Husky Shareholders that could have an adverse effect on Cenovus’s financial condition and cash resources if the Arrangement is completed. It is a condition to completion of the Arrangement that holders of less than 10% of the outstanding Husky Common Shares have exercised Dissent Rights in respect of the Arrangement, which condition may be waived by Cenovus, in its sole discretion. Unless otherwise determined by Cenovus in its sole discretion, if holders of more than 10% of the Husky Preferred Shares have validly exercised, and not withdrawn, Dissent Rights, the Husky Preferred Shares will not be exchanged for Cenovus Preferred Shares pursuant to the Plan of Arrangement and will remain outstanding in a subsidiary of Cenovus following completion of the Arrangement and listed on the TSX, and if the Preferred Share Condition is not satisfied prior to the Effective Time, any exercise of Dissent Rights in respect of the Husky Preferred Shares shall be null and void.

Potential Undisclosed Liabilities Associated with the Arrangement

In connection with the Arrangement, there may be liabilities that Cenovus or Husky failed to discover or were unable to quantify in their respective due diligence, which was conducted prior to the execution of the Arrangement Agreement. It is possible that Cenovus or Husky may not be indemnified for some or all of such undisclosed liabilities.

Dilutive Effect

The issuance of Cenovus Shares pursuant to the Arrangement, if completed, will have an immediate dilutive effect on the ownership interest in Cenovus. The issuance of additional Cenovus Common Shares upon exercise, from time to time, of Cenovus Warrants or Cenovus Replacement Options will have a further dilutive effect on the ownership interest of Cenovus.

Trading Access

The Husky Shares are currently listed on the TSX. Following completion of the Arrangement, it is anticipated that the Husky Common Shares will be delisted from the TSX. If the Preferred Share Condition is satisfied and the Husky Preferred Shares are exchanged for Cenovus Preferred Shares, it is anticipated that the Listed Preferred Shares will be delisted from the TSX.

Although Cenovus has applied to list the Cenovus Common Shares and the Cenovus Warrants issuable pursuant to the Arrangement, the Cenovus Common Shares issuable upon exercise of the Cenovus Warrants and the Cenovus Replacement Options on the TSX and NYSE and the Cenovus Preferred Shares on the TSX following completion of the Arrangement, there can be no assurance that such listing will occur in a timely manner or at all.

Pro Forma Financial Information may not be Indicative of the Combined Company’s Financial Condition or Results following the Arrangement

The unaudited pro forma financial information contained in this Information Circular is presented for illustrative purposes only as of its respective dates and may not be indicative of the financial condition or results of operations of the combined company following completion of the Arrangement for several reasons. The unaudited pro forma financial information has been derived from the respective historical financial statements of Cenovus and Husky, and certain adjustments and assumptions made as of the dates indicated therein have been made to give effect to the Arrangement. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the unaudited pro forma financial information does not include, among other things, estimated costs or synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, or impacts of Arrangement-related change in control provisions that are currently not factually supportable and/or likely to occur. Therefore, the pro forma financial information contained herein is presented for informational purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the Arrangement been completed on the date indicated. Accordingly, the combined business, assets, results of operations and financial condition may differ significantly from those indicated in the unaudited pro forma financial information. See Appendix L – “Unaudited Consolidated Pro Forma Financial Statements of the Combined Company”.

The Credit Ratings of the Combined Company will be Subject to Ongoing Evaluation

The terms of the combined company’s debt financing will, in part, be dependent on the credit ratings assigned to its securities by independent credit rating agencies. The combined company’s credit ratings upon completion of the Arrangement will reflect each rating organization’s opinion of the combined company’s financial strength, operating performance and ability to meet the obligations associated with its securities. The credit rating of the combined company will be subject to ongoing evaluation by credit rating agencies, and there can be no assurance that such ratings will be maintained in the future. Downgrades in the combined company’s ratings could adversely affect the combined company’s business, cash flows, financial condition, operating results and share and debt prices.

Income Tax Laws

There can be no assurance that the CRA, the IRS or other applicable taxing authorities will agree with the Canadian and U.S. federal income tax consequences of the Arrangement, as applicable, as summarized in this Information Circular. Furthermore, there can be no assurance that applicable Canadian and U.S. income tax Laws, regulations or tax treaties will not be changed or interpreted in a manner, or that applicable taxing authorities will not take administrative positions, that are adverse to Husky Shareholders in respect of the Arrangement or to Cenovus and its securityholders following completion of the Arrangement. Such taxation authorities may also disagree with how Cenovus or Husky calculate or have in the past calculated their income for income tax purposes. In addition, the Arrangement and related transactions may restrict the ability of the combined company to use certain pre-combination tax attributes of either or both of Cenovus and Husky. Any such events could adversely affect the combined company, its share price or the dividends or other payments to be paid to Cenovus’s securityholders following completion of the Arrangement.

Future Dividends on Cenovus Common Shares

There can be no assurance as to future dividend payments by Cenovus on the Cenovus Common Shares and the level thereof, including the anticipated increase (subject to approval of the board of directors of the combined company) following completion of the Arrangement, as Cenovus’s dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, operating cash flow generated by Cenovus and its subsidiaries, financial requirements for Cenovus’s operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the CBCA for the declaration and payment of dividends.

Disease Outbreaks

A local, regional, national or international outbreak of a contagious disease, including the COVID-19 coronavirus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness could (i) result in a reduction in the demand for, and prices of, commodities that are closely linked to Husky’s and Cenovus’s financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity, (ii) cause shortages of employees to staff Husky’s and Cenovus’s facilities, (iii) interrupt supplies from third parties upon which Husky and/or Cenovus relies, (iv) result in governmental regulation adversely impacting Husky’s and/or Cenovus’s respective businesses, and (v) otherwise have a material adverse effect on Husky’s and/or Cenovus’s respective business, financial condition and results of operations. Such adverse effect could be rapid and unexpected.

The COVID-19 pandemic may increase Husky, Cenovus and the combined company’s exposure to, and the magnitude of, risks associated with the demand for crude oil and natural gas consumption and/or lower commodity prices. Husky, Cenovus and the combined company’s business, financial condition, results of operations, cash flows, reputation, access to capital, cost of borrowing, access to liquidity, ability to fund dividend payments and/or business plans may, in particular, and without limitation, be adversely impacted as a result of the pandemic and/or decline in commodity prices as a result of:

•

the shut-down of facilities or the delay or suspension of work on major capital projects due to workforce disruption or labour shortages caused by workers becoming infected with COVID-19, or government or health authority mandated restrictions on travel by workers or closure of facilities, workforce camps or worksites;

•	suppliers and third-party vendors experiencing similar workforce disruption or being ordered to cease operations;

•	reduced cash flows resulting in less funds from operations being available to fund their respective capital expenditure budgets;

•	reduced commodity prices resulting in a reduction in the volumes and value of reserves;

•	crude oil storage constraints resulting in the curtailment or shutting in of production;

•	counterparties being unable to fulfill their contractual obligations on a timely basis or at all;

•

the inability to deliver products to customers or otherwise get products to market caused by border restrictions, road or port closures or pipeline shut-ins, including as a result of pipeline companies suffering workforce disruptions or otherwise being unable to continue to operate;

•	the capabilities of information technology systems and the potential heightened threat of a cyber-security breach arising from the number of employees working remotely; and

•

the ability to obtain additional capital including, but not limited to, debt and equity financing being adversely impacted as a result of unpredictable financial markets, commodity prices and/or a change in market fundamentals.

The extent to which COVID-19 will impact Husky, Cenovus or the combined company will depend on future developments, which are highly uncertain and are difficult to predict, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain COVID-19 or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume and its impacts to the business of Husky, Cenovus and the combined company. Even after the COVID-19 pandemic has subsided, there may continue to be adverse impacts to Husky, Cenovus or the combined company as a result of the pandemic’s global economic impact.

Cenovus and Husky may be the Targets of Legal Claims, Securities Class Actions, Derivative Lawsuits and Other Claims

Cenovus and Husky may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to merge, to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Cenovus and Husky seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert the time and resources of management. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting Cenovus and Husky. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively impact the ability of Cenovus, Husky or the combined company to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a Material Adverse Effect on Cenovus, Husky or the combined company.

Cenovus and Husky directors and officers may have interests in the Arrangement different from the interests of Cenovus Common Shareholders, Husky Shareholders and Husky Optionholders following completion of the Arrangement

Certain of the directors and executive officers of Cenovus and Husky were involved with negotiating the terms of the Arrangement Agreement, and the Cenovus Board has unanimously recommended that Cenovus Common Shareholders vote in favour of the Share Issuance Resolution and the Husky Board has unanimously recommended that Husky Common Shareholders and Husky Optionholders vote in favour of the Arrangement Resolution and that Husky Preferred Shareholders vote in favour of the Preferred Shareholder Resolution. These directors and executive officers may have interests in the Arrangement that are different from, or in addition to, those of Cenovus Common Shareholders and Husky Shareholders and Husky Optionholders generally. These interests include, but are not limited to, the continued employment of certain executive officers of Cenovus and Husky by the combined company, the continued service of certain directors of Cenovus and Husky as directors of the combined company and the participation by certain executive officers in retention programs adopted by Cenovus and Husky, respectively; for further information, see “Summary of Certain Persons or Companies in the Arrangement”. Cenovus Common Shareholders and Husky Shareholders and Husky Optionholders should be aware of these interests when they consider their respective board of directors’ unanimous recommendations. The Cenovus Board and the Husky Board were each aware of, and considered, these interests when they declared the advisability of the Arrangement Agreement and unanimously recommended that Cenovus Common Shareholders approve the Share Issuance Resolution and that Husky Common Shareholders and Husky Optionholders approve the Arrangement Resolution and that Husky Preferred Shareholders approve the Preferred Shareholder Resolution.

Risks Associated with the Cenovus Warrants

Cenovus has applied to the TSX and the NYSE to list the Cenovus Warrants, which listings are subject to the approval of the TSX and the NYSE and satisfaction of any listing conditions required by the TSX and the NYSE, respectively. The TSX has conditionally approved and the NYSE has authorized the listing of the Cenovus Warrants, subject to shareholder approval of the Arrangement and that the Cenovus Warrants will meet the distribution standards of the applicable rules of the NYSE upon listing. Listing of the Cenovus Warrants on the TSX and the NYSE is subject to Cenovus fulfilling all of the listing requirements of the TSX and the NYSE, and the approval of the Cenovus Common Shareholders of the Share Issuance Resolution. There is currently no public market for the Cenovus Warrants and there can be no assurance that an active public market will develop or be sustained after the Cenovus Warrants are issued pursuant to the Arrangement and, if the foregoing conditions are satisfied, subsequently listed on the TSX and the NYSE. If there is an active market through which the Cenovus Warrants may be sold, the market price of the Cenovus Warrants may be adversely affected by a variety of factors relating to the combined company’s business, including, without limitation, fluctuations in the combined company’s operating and financial results, the results of any public announcements made by the combined company and the combined company’s failure to meet analysts’ expectations. In addition, to the extent a secondary market develops for the Cenovus Warrants, the market price of the Cenovus Common Shares will significantly affect the market price of the Cenovus Warrants. This may result in significant volatility in the market price of the Cenovus Warrants.

Upon exercise, from time to time, of Cenovus Warrants for Cenovus Common Shares, holders of Cenovus Warrants could experience immediate and substantial dilution if the exercise price of the Cenovus Warrants at the time is higher than the net tangible book value per outstanding Cenovus Common Share. In addition, holders of Cenovus Warrants will experience dilution if the combined company issues additional Cenovus Common Shares in future offerings or under outstanding Cenovus Replacement Options and Cenovus Warrants.

Until holders of Cenovus Warrants exercise their Cenovus Warrants for Cenovus Common Shares, they will have no rights with respect to Cenovus Common Shares, including rights to dividend payments, to vote or to respond to tender offers. Upon exercise of their Cenovus Warrants, holders of Cenovus Warrants will be entitled to exercise the rights of Cenovus Common Shareholders only as to matters for which the record date occurs after the exercise date.

COMPARISON OF SHAREHOLDER RIGHTS

The rights of Husky Shareholders are currently governed by the ABCA and by Husky’s by-laws and articles. If the Arrangement is completed, former Husky Shareholders will hold securities in Cenovus, a company incorporated under, and governed by the CBCA. Accordingly, the securities issued to former Husky Shareholders will be governed by the CBCA and Cenovus’s by-laws and articles. Although the rights and privileges of shareholders under the CBCA are in many instances comparable to those under the ABCA, there are several differences. See Appendix P – “Comparison of Shareholder Rights” for a comparison of these rights. This summary is not intended to be exhaustive and Husky Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on such Husky Shareholders’ rights.

INFORMATION CONCERNING HUSKY ENERGY INC.

See Appendix M attached to this Information Circular for detailed information concerning Husky.

INFORMATION CONCERNING CENOVUS ENERGY INC.

See Appendix N attached to this Information Circular for detailed information concerning Cenovus.

MATTERS TO BE CONSIDERED AT THE HUSKY MEETING

At the Husky Meeting:

•	Husky Common Shareholders and Husky Optionholders will be asked to consider the Arrangement Resolution in the form set forth in Appendix A of this Information Circular; and

•	Husky Preferred Shareholders will be asked to consider the Preferred Shareholder Resolution in the form set forth in Appendix B of this Information Circular.

Husky Shareholders and Husky Optionholders are urged to carefully review this Information Circular when considering the Arrangement Resolution. In particular, see, “The Arrangement”, “Effect of the Arrangement” and Appendix N – “Information Concerning Cenovus Energy Inc.”. For information relating to the impact of the Arrangement on Husky and Cenovus, see “Pro Forma Information Concerning the Combined Company”.

To pass, the Arrangement Resolution must be approved by (i) not less than 66 2⁄3% of the votes cast by Husky Common Shareholders, present in person (virtually) or represented by proxy at the Husky Meeting and (ii) not less than 66 2⁄3% of the votes cast by Husky Common Shareholders and Husky Optionholders present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class, and the Preferred Shareholder Resolution must be approved by not less than 66 2⁄3% of the votes cast by Husky Preferred Shareholders, present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class.

Unless otherwise directed, the persons named in the accompanying forms of proxy for the Husky Meeting intend to vote FOR the Arrangement Resolution and the Preferred Shareholder Resolution.

It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Husky Meeting. It is not a condition to completion of the Arrangement that the Preferred Shareholder Resolution be approved. If the Preferred Shareholder Resolution is not approved by Husky Preferred Shareholders (or if the Preferred Shareholder Resolution is approved and the Preferred Share Condition is not satisfied), the Husky Preferred Shares will not be exchanged for Cenovus Preferred Shares pursuant to the Plan of Arrangement and will remain outstanding in a subsidiary of Cenovus following completion of the Arrangement and listed on the TSX.

MATTERS TO BE CONSIDERED AT THE CENOVUS MEETING

As a condition to its acceptance of an issue or potential issue of listed shares as consideration for an acquisition, the TSX requires shareholder approval if the number of listed shares so issued or issuable exceeds 25% of the number outstanding on a non-diluted basis prior to the acquisition. For TSX purposes, the Arrangement constitutes an acquisition transaction for which Cenovus Common Shares are issued or issuable in payment of the purchase price, and shareholder approval is required because the maximum number of Cenovus Common Shares potentially issuable as a result of the Arrangement (including upon exercise of the Cenovus Warrants and Replacement Options) exceeds 25% of the currently outstanding Cenovus Common Shares on a non-diluted basis.

Specifically, the Arrangement may result in the issuance of up to approximately 39% of the currently outstanding Cenovus Common Shares on a non-diluted basis (or up to approximately 41% on a partially-diluted basis assuming the exercise of all Cenovus Warrants issued pursuant to the Arrangement) as calculated on the Agreement Date.

In order to complete the Arrangement, certain consequential and ancillary amendments to the Cenovus SRP Agreement governing the Cenovus Rights Plan are also necessary to ensure that an acquisition of Cenovus Common Shares, or of rights to acquire Cenovus Common Shares, pursuant to the Arrangement or dealings in share purchase rights issued in connection therewith do not inadvertently cause a trigger (“flip-in”) event under the Cenovus Rights Plan, following which the share purchase rights outstanding thereunder might otherwise separate from the Cenovus Common Shares and become exercisable. In particular, the proposed amendments will expand the definition of “Exempt Acquisition” in the Cenovus SRP Agreement to include an acquisition pursuant to (i) the Arrangement, (ii) the Cenovus Warrants, including any acquisition or exercise thereof, or (iii) any exercise of pre-emptive rights, including pursuant to any follow-on offering, under any Pre-Emptive Rights Agreement entered into connection with completion of the Arrangement, which will have the effect of preventing any such acquisition from causing a “Flip-in Event” or “Separation Time” within the meaning of the Cenovus SRP Agreement. The proposed amendments, which will not exempt a particular person but rather certain categories of transaction relating to the Arrangement, have been approved by the Cenovus Board and are subject to ratification by the Cenovus Common Shareholders.

At the Cenovus Meeting, with a view to obtaining all approvals described above, Cenovus Common Shareholders will be asked to consider the Share Issuance Resolution in the form set forth in Appendix C of this Information Circular. If passed, the Share Issuance Resolution will authorize:

•

the issuance of (i) such number of Cenovus Common Shares and Cenovus Warrants based on Cenovus issuing (A) Cenovus Common Shares as consideration for a portion of the Husky Common Shares under the Arrangement, and (B) Cenovus Warrants for the remaining Husky Common Shares, such that, in aggregate, Cenovus will issue 0.7845 of a Cenovus Common Share and 0.0651 of a Cenovus Warrant in respect of each Husky Common Share, and (ii) such number of Cenovus Common Shares issuable upon exercise, from time to time, of (A) Cenovus Warrants, and (B) Replacement Options, pursuant to the Plan of Arrangement, the full text of which is set forth in Appendix A to this Information Circular; and

•

amendments to the Cenovus SRP Agreement described above, and such further amendments as the Cenovus Board may determine to be reasonably necessary to ensure that an acquisition by any person of Cenovus Common Shares or of rights to acquire Cenovus Common Shares pursuant to (i) the Arrangement, (ii) the Cenovus Warrants, including the exercise thereof, or (iii) any exercise of pre-emptive rights, including pursuant to any follow-on offering, under any Pre-Emptive Rights Agreement does not and will not result in the occurrence of a “Flip-In Event” or the “Separation Time” (as those terms are defined in the Cenovus SRP Agreement).

To pass, the Share Issuance Resolution must be approved by a simple majority of the votes cast by Cenovus Common Shareholders present in person (virtually) or represented by proxy at the Cenovus Meeting.

The Share Issuance Resolution approves the issuance of up to 803,754,593 Cenovus Common Shares issuable pursuant to the Arrangement and up to 66,697,799 Cenovus Common Shares issuable upon exercise, from to time time, of up to 66,697,799 Cenovus Warrants issuable purusant to the Arrangement. The foregoing numbers include such number of additional Cenovus Common Shares in the event that up to 200,000 additional Husky Options and 200,000 Husky Common Shares are issued from treasury prior to the Effective Time.

If the Share Issuance Resolution is approved, the TSX will generally not require further securityholder approval for the issuance of up to an additional 221,422,245 Cenovus Common Shares in connection with the Arrangement, such number being 25% of the number of Cenovus Common Shares approved pursuant to the Share Issuance Resolution.

Cenovus Common Shareholders are urged to carefully review this Information Circular when considering the Share Issuance Resolution. In particular, see, “The Arrangement”, “Effect of the Arrangement” and Appendix M – “Information Concerning Husky Energy Inc.”. For information relating to the impact of the Arrangement on Cenovus, see “Pro Forma Information Concerning the Combined Company”.

Unless otherwise directed, the persons named in the accompanying form of proxy for the Cenovus Meeting intend to vote FOR the Share Issuance Resolution.

It is a condition to the completion of the Arrangement that the Share Issuance Resolution be approved at the Cenovus Meeting.

GENERAL PROXY MATTERS – HUSKY

Solicitation of Proxies

This Information Circular is delivered in connection with the solicitation by or on behalf of management of Husky of proxies for use at the Husky Meeting. In addition, Cenovus has engaged Kingsdale Advisors to solicit proxies in Canada and the United States with respect to matters pertaining to the Preferred Shareholder Resolution to be considered at the Husky Meeting. The cost of soliciting proxies (other than with respect to Kingsdale Advisors, which will be borne by Cenovus) will be borne by Husky. The solicitation of proxies will be done primarily by mail and electronic means, but may also be solicited personally (virtually), by telephone, facsimile or other similar means by directors, officers, employees or agents of Husky. The costs of preparing and distributing this Information Circular and meeting materials will be borne by Husky and Cenovus, as applicable, and the solicitation costs of Kingsdale Advisors will be borne by Cenovus.

The Husky Meeting is being called pursuant to the Interim Order to seek the requisite approvals of Husky Common Shareholders, Husky Preferred Shareholders and Husky Optionholders to the Arrangement in accordance with section 193 of the ABCA. See “The Arrangement”, “Effect of the Arrangement” and “Matters to be Considered at the Husky Meeting”.

The information set forth below generally applies to registered holders of Husky Shares and/or Husky Options. If you are a beneficial holder of Husky Shares (i.e. your Husky Shares are held through a broker, financial institution or other nominee), see “Information for Beneficial Holders” at the front of this Information Circular.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for registered holders of Husky Common Shares, registered holders of Husky Preferred Shares and/or Husky Optionholders, as applicable. The persons named in the enclosed form of proxy are directors and/or officers of Husky. A registered Husky Shareholder or Husky Optionholder has a choice of voting by proxy on the internet, by phone, by mail or by fax or by using the form of proxy provided by Husky to appoint another person (who need not be a Husky Shareholder or Husky Optionholder) other than the persons designated in the form of proxy provided by Husky to attend the Husky Meeting (virtually) and act for such Husky Shareholder or Husky Optionholder, or voting in person (virtually) by attending the Husky Meeting. If a Husky Shareholder or Husky Optionholder votes by proxy on the internet, by telephone, by mail or by facsimile in advance of the Husky Meeting, such Husky Shareholder’s or Husky Optionholder’s vote will be counted, whether or not such Husky Shareholder or Husky Optionholder attends the Husky Meeting. Even if a Husky Shareholder or Husky Optionholder attends the Husky Meeting, it may be more convenient to vote in advance. To exercise this right to vote at the Husky Meeting, the Husky Shareholder or Husky Optionholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. Completed forms of proxy must be received by the transfer agent and registrar of Husky, Computershare, no later than the Husky Proxy Deadline.

A registered Husky Shareholder or Husky Optionholder may vote in one of the following ways: (i) by internet, at the website indicated on the proxy form, for which the Control Number which is noted on the proxy form will be required; (ii) by telephone, at 1-866-732-8683 (toll-free in North America), for which the Control Number as noted on the proxy form will be required (if a Husky Shareholder or Husky Optionholder chooses to vote by telephone, such Husky Shareholder or Husky Optionholder cannot appoint anyone other than the appointees named on the form of proxy as proxyholder); (iii) by mailing a complete, signed and dated form of proxy using the enclosed return envelope or an envelope addressed to the registrar and transfer agent of Husky, Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iv) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (v) by facsimile, by sending a complete, signed and dated form of proxy to 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America); or (vi) in person (virtually) at the Husky Meeting wherein the form of proxy does not need to be completed or return in advance of the Husky Meeting.

The following applies to Husky Shareholders and Husky Optionholders who wish to appoint as their proxyholders individuals other than those named in the proxy.

Husky Shareholders and Husky Optionholders who wish to appoint as their proxyholders individuals other than those named in the proxy to attend and participate in the Husky Meeting and vote their securities MUST submit their proxies appointing such individuals as proxyholders AND register such proxyholders online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy. Failure to register the proxyholder will result in the proxyholder not receiving a Username that is required to vote at the Husky Meeting.

Step 1: Submit your proxy: To appoint someone other than the individuals named in the proxy as proxyholder, insert that person’s name in the blank space provided in the proxy and follow the instructions for submitting such proxy. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your proxy.

Step 2: Register your proxyholder: To register a third-party proxyholder, you must visit http://www.computershare.com/HuskyEnergy by the Husky Proxy Deadline and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to vote at the Husky Meeting but will be able to participate as guests.

In addition to revocation in any other manner permitted by law, a Husky Shareholder or Husky Optionholder may revoke or change a previously made proxy vote: (a) by accessing the Husky Meeting by following the instructions under the heading “How to Participate at the Husky Meeting” in this Information Circular and voting their Husky securities during the designated time; (b) by instrument in writing executed by the Husky Shareholder or the Husky Optionholder, as applicable, or such Husky Shareholder’s or Husky Optionholder’s attorney authorized in writing or, if the Husky Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, indicating the capacity under which such officer or attorney is signing and deposited with Computershare, the transfer agent of Husky, at the office designated in the Notice of Special Meeting of Husky Securityholders not later than 5:00 p.m. (Calgary time), on the Business Day preceding the day of the Husky Meeting (or any adjournment or postponement thereof); or (c) by a duly executed and deposited proxy as provided herein bearing a later date or time than the date or time of the proxy being revoked.

Proxy Voting

The Husky Shares or Husky Options represented by an effective form of proxy will be voted or withheld from voting in accordance with the instructions specified therein. If a Husky Shareholder or Husky Optionholder returns the form of proxy but does not indicate how to vote its securities, and does not appoint a person other than the persons designed on the form of proxy, the Husky Shares or Husky Options, as applicable, will be voted FOR the approval of the Arrangement Resolution and the approval of the Preferred Shareholder Resolution, as applicable. The enclosed applicable form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Special Meeting of Husky Securityholders and with respect to other matters which may properly come before the Husky Meeting or any adjournment or postponement thereof. As of the date hereof, management of Husky is not aware of any amendments, variations or other matters to come before the Husky Meeting. If a Husky Shareholder or Husky Optionholder attends the Husky Meeting (virtually) and is eligible to vote on the applicable resolution, such Husky Shareholder or Husky Optionholder can vote on such amendments, variations or other matters that properly come before the Husky Meeting.

General

Husky is not using the “notice-and-access” procedures under Applicable Canadian Securities Laws to send its proxy-related materials to the Husky Shareholders, and paper copies of such materials will be sent to all Husky Shareholders. Husky will be delivering proxy-related materials directly to non-objecting Beneficial Holders with the assistance of Broadridge and intends to pay for intermediaries to deliver proxy-related materials to objecting Beneficial Holders.

Voting Securities of Husky and Principal Holders thereof

As at November 9, 2020, there are 1,005,121,738 Husky Common Shares issued and outstanding. Each Husky Common Share entitles the holder thereof to one vote per Husky Common Share on the Arrangement Resolution at the Husky Meeting.

As November 9, 2020, there are an aggregate of 36,000,000 Husky Preferred Shares outstanding, comprising 10,435,932 Husky Series 1 Preferred Shares, 1,564,068 Husky Series 2 Preferred Shares, 10,000,000 Husky Series 3 Preferred Shares, 8,000,000 Husky Series 5 Preferred Shares and 6,000,000 Husky Series 7 Preferred Shares issued and outstanding, and no Husky Series 4 Preferred Shares, Husky Series 6 Preferred Shares and Husky Series 8 Preferred Shares issued and outstanding. Each Husky Preferred Share entitles the holder thereof to one vote per share on the Preferred Shareholder Resolution at the Husky Meeting.

As at November 9, 2020, there are 18,997,478 Husky Options issued and outstanding. Each Husky Option entitles the holder thereof to one vote per Husky Option on the Arrangement Resolution at the Husky Meeting.

The record date for determination of Husky Common Shareholders, Husky Preferred Shareholders and Husky Optionholders entitled to receive notice of and to vote at the Husky Meeting, respectively, is the close of business on November 9, 2020. Husky will prepare, as of the Husky Record Date, a list of Husky Common Shareholders entitled to receive the Notice of Special Meeting of Husky Securityholders, showing the number of Husky Common Shares held by each such Husky Common Shareholder, a list of Husky Preferred Shareholders entitled to receive the Notice of Special Meeting of Husky Securityholders, showing the number of Husky Preferred Shares held by each such Husky Preferred Shareholder and a list of Husky Optionholders entitled to receive the Notice of Special Meeting of Husky Securityholders, showing the number of Husky Options held by each such Husky Optionholder. Husky Common Shareholders, Husky Preferred Shareholders and Husky Optionholders whose names have been entered in the register of holders of Husky Common Shares, the register of holders of Husky Preferred Shares or the register of holders of Husky Options, respectively, by the close of business on the Husky Record Date will be entitled to receive notice of and to vote the Husky Common Shares, Husky Preferred Shares or Husky Options shown opposite such Husky Common Shareholder’s, Husky Preferred Shareholder’s or Husky Optionholder’s name at the Husky Meeting; provided that, to the extent that a Husky Common Shareholder or Husky Preferred Shareholder transfers ownership of any Husky Common Shares or Husky Preferred Shares after the Husky Record Date and the transferee of those Husky Common Shares or Husky Preferred Shares, as the case may be, establishes ownership of such Husky Common Shares or Husky Preferred Shares and demands, not later than 10 days before the Husky Meeting, to be included in the list of Husky Common Shareholders eligible to vote at the Husky Meeting or the list of Husky Preferred Shareholders eligible to vote at the Husky Meeting, as the case may be, such transferee will be entitled to vote such Husky Common Shares or Husky Preferred Shares at the Husky Meeting.

To the knowledge of the directors and officers of Husky, as of the date hereof, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Husky Common Shares, Husky Preferred Shares or Husky Options, other than as set forth below:

Name	Class of Husky Shares Owned	Number of Husky Shares		Percentage of Husky Common Shares
L.F. Investments S.à r.l.	Common Shares	294,703,249	(1)	29.32%

Hutchison Whampoa Europe Investments S.à r.l.	Common Shares	403,986,043	(2)	40.19%

Notes:

(1)	L.F. Investments S.à r.l. is indirectly wholly-owned by a trust of which members of Mr. Li Ka Shing’s family are discretionary beneficiaries.

(2)

Hutchison Whampoa Europe Investments S.à r.l. is indirectly wholly-owned by CK Hutchison Holdings Limited of which Mr. Li Ka Shing is the Senior Advisor. Mr. Li Ka Shing, Mr. Victor T. K. Li and trusts of which members of Mr. Li Ka Shing’s family are discretionary beneficiaries hold approximately, directly and indirectly, a 30.17% interest in CK Hutchison Holdings Limited.

Procedure and Votes Required

Pursuant to the Interim Order:

(a)	each Husky Common Share entitled to vote at the Husky Meeting will entitle the holder to one vote at the Husky Meeting in respect of the Arrangement Resolution;

(b)	each Husky Option entitled to vote at the Husky Meeting will entitle the holder to one vote at the Husky Meeting in respect of the Arrangement Resolution;

(c)	each Husky Preferred Share entitled to vote at the Husky Meeting will entitle the holder to one vote at the Husky Meeting in respect of the Preferred Shareholder Resolution;

(d)

the number of votes required to pass the Arrangement Resolution shall be not less than 66 2⁄3% of the votes cast by Husky Common Shareholders, present in person (virtually) or represented by proxy at the Husky Meeting and not less than 66 2⁄3% of the votes cast by Husky Common Shareholders and Husky Optionholders present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class;

(e)

the number of votes required to pass the Preferred Shareholder Resolution shall be not less than 66 2⁄3% of the votes cast by Husky Preferred Shareholders, present in person (virtually) or represented by proxy at the Husky Meeting, voting together as a single class;

(f)

the quorum required in respect of the Arrangement Resolution at the Husky Meeting will be two Husky Common Shareholders present in person (virtually), or represented by proxy, at the opening of the Husky Meeting, and holding or representing at least 25% of the Husky Common Shares entitled to be voted at the Husky Meeting; and

(g)

the quorum required in respect of the Preferred Shareholder Resolution at the Husky Meeting will be two Husky Preferred Shareholders present in person (virtually), or represented by proxy, at the opening of the Husky Meeting, and holding or representing at least 25% of the Husky Preferred Shares entitled to be voted at the Husky Meeting.

Notwithstanding the foregoing, the Arrangement Resolution and the Preferred Shareholder Resolution each authorizes the Husky Board, without further notice to or approval of the Husky Common Shareholders, Husky Preferred Shareholders or Husky Optionholders, to the extent permitted by the Arrangement Agreement and the Interim Order, to amend the Arrangement Agreement or the Plan of Arrangement and to not proceed with the Arrangement. See Appendix A to this Information Circular for the full text of the Arrangement Resolution and Appendix B to this Information Circular for the full text of the Preferred Shareholder Resolution.

How to Participate at the Husky Meeting

The Husky Meeting is being held in a virtual, audio only, webcast format due to the COVID-19 pandemic and the recommendations of federal, provincial and municipal governments to mitigate risks to public health and safety. Registered Husky Shareholders and Husky Optionholders and duly appointed proxyholders may only attend and participate in the Husky Meeting virtually via live audio webcast, including by asking questions during the question and answer session and voting online, provided they follow the instructions herein.

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Registered Husky Shareholders and Husky Optionholders and duly appointed proxyholders who participate by attending online will be able to listen to the proceedings of the Husky Meeting, ask questions and vote on the applicable resolution during the specified times, provided they remain connected to the internet.

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If you are a non-registered (beneficial) shareholder and wish to vote your Husky Common Shares online during the Husky Meeting, you must follow the instructions above under “Information for Beneficial Holders”. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholders may still attend the Husky Meeting as guests, but will not be able to vote.

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Guests, including non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder, will be able to login and listen to the proceedings of the Husky Meeting but will not be able to vote.

•	Attendees can login to the Husky Meeting by following the instructions below.

○

Log in online at: https://web.lumiagm.com/459526828. The latest versions of Chrome, Safari, Microsoft Edge or Firefox will be needed. Husky recommends that you log in at least 30 to 60 minutes before the Husky Meeting starts. You should allow ample time to log in to the Husky Meeting to check compatibility and complete the related procedures.

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For registered Husky Shareholders, Husky Optionholders and duly appointed proxyholders, select “I have a Control Number/Username” and enter your 15-digit Control Number or Username and the password: “husky2020” (case sensitive).

OR

○	Click “I am a guest” and then complete the online form to access the Husky Meeting.

For registered Husky Shareholders and Husky Optionholders: The Control Number located on the form of proxy or in the email notification delivered for the Husky Meeting is the Control Number to log in to the Husky Meeting. For duly appointed proxyholders: Computershare will provide the proxyholder with a Username by email after the proxy voting deadline has passed provided that the proxyholder has been duly appointed and registered as described in this Information Circular.

If a Husky Shareholder or Husky Optionholder attends the Husky Meeting online, it is important to remain connected to the internet at all times in order to vote when the applicable balloting commences. It is the responsibility of such Husky Shareholder or Husky Optionholder to ensure internet connectivity is maintained for the duration of the Husky Meeting.

GENERAL PROXY MATTERS – CENOVUS

Solicitation of Proxies

This Information Circular is delivered in connection with the solicitation by or on behalf of management of Cenovus of proxies for use at the Cenovus Meeting. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Cenovus. In addition, Cenovus has engaged Kingsdale Advisors to solicit proxies in Canada and the United States respect to the matters to be considered at the Cenovus Meeting. The cost of soliciting proxies will be borne by Cenovus. The solicitation of proxies will be done primarily by mail and electronic means, but may also be solicited personally (virtually), by telephone, facsimile or other similar means by directors, officers, employees or agents of Cenovus. The costs of preparing and distributing this Information Circular and meeting materials will be borne by Husky and Cenovus, as applicable and the solicitation costs of Kingsdale Advisors will be borne by Cenovus.

The Cenovus Meeting is being called to seek the requisite approval of Cenovus Common Shareholders of the Share Issuance Resolution. See “The Arrangement”, “Effect of the Arrangement” and “Matters to be Considered at the Cenovus Meeting”.

The information set forth below generally applies to registered holders of Cenovus Common Shares. If you are a beneficial holder of Cenovus Common Shares (i.e. your Cenovus Common Shares are held through a broker, financial institution or other nominee), see “Information for Beneficial Holders” at the front of this Information Circular.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for registered holders of Cenovus Common Shares. The persons named in the enclosed form of proxy are directors and/or officers of Cenovus. A registered Cenovus Common Shareholder has a choice of voting by proxy on the internet, by phone, by mail or by fax or by using the form of proxy provided by Cenovus to appoint another person (who need not be a Cenovus Common Shareholder) other than the persons designated in the form of proxy provided by Cenovus to attend the Cenovus Meeting (virtually) and act for such Cenovus Common Shareholder, or voting in person (virtually) by attending the Cenovus Meeting. If a Cenovus Common Shareholder votes by proxy on the internet, by telephone, by mail or by facsimile in advance of the Cenovus Meeting, such Cenovus Common Shareholder’s vote will be counted, whether or not such Cenovus Common Shareholder attends the Cenovus Meeting. Even if a Cenovus Common Shareholder attends the Cenovus Meeting, it may be more convenient to vote in advance. To exercise this right to vote at the Cenovus Meeting, the Cenovus Common Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. Completed forms of proxy must be received by the transfer agent and registrar of Cenovus, Computershare, no later than the Cenovus Proxy Deadline.

A registered shareholder may vote in one of the following ways: (i) by internet, at the website indicated on the proxy form, for which the Control Number which is noted on the proxy form will be required; (ii) by telephone, at 1-866-732-8683 (toll-free in North America), for which the Control Number as noted on the proxy form will be required (if a Cenovus Common Shareholder chooses to vote by telephone, such Cenovus Common Shareholder cannot appoint anyone other than the appointees named on the form of proxy as proxyholder); (iii) by mailing a complete, signed and dated form of proxy using the enclosed return envelope or an envelope addressed to the registrar and transfer agent of Cenovus, Computershare Investor Services, Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iv) by hand delivery to Computershare Investor Services, Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (v) by facsimile, by sending a complete, signed and dated form of proxy to 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America); or (vi) in person (virtually) at the Cenovus Meeting wherein the form of proxy does not need to be completed or return in advance of the Cenovus Meeting.

The following applies to Cenovus Common Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy.

Cenovus Common Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy to attend and participate in the Cenovus Meeting and vote their securities MUST submit their proxies appointing such individuals as proxyholders AND register such proxyholders online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy. Failure to register the proxyholder will result in the proxyholder not receiving a Username that is required to vote at the Cenovus Meeting.

Step 1: Submit your proxy: To appoint someone other than the individuals named in the proxy as proxyholder, insert that person’s name in the blank space provided in the proxy and follow the instructions for submitting such proxy. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your proxy.

Step 2: Register your proxyholder: To register a third-party proxyholder, you must visit https://www.computershare.com/CenovusEnergy by the Cenovus Proxy Deadline and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a Username via email. Without a Username proxyholders will not be able to vote at the Cenovus Meeting but will be able to participate as guests.

In addition to revocation in any other manner permitted by law, a Cenovus Common Shareholder may revoke a proxy: (a) by accessing the Cenovus Meeting by following the instructions under the heading “How to Participate at the Cenovus Meeting” in this Information Circular and voting their Cenovus Common Shares during the designated time; (b) by instrument in writing executed by the Cenovus Common Shareholder or such Cenovus Common Shareholder’s attorney authorized in writing or if the Cenovus Common Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, indicating the capacity under which such officer or attorney is signing and deposited with Computershare, the transfer agent of Cenovus, at the office designated in the Notice of Special Meeting of Cenovus Common Shareholders not later than 5:00 p.m. (Calgary time) on the Business Day preceding the day of the Cenovus Meeting, (or any adjournment or postponement thereof); or (c) by a duly executed and deposited proxy as provided herein bearing a later date or time than the date or time of the proxy being revoked.

Proxy Voting

The Cenovus Common Shares represented by an effective form of proxy will be voted or withheld from voting in accordance with such Cenovus Common Shareholder’s instructions. If a Cenovus Common Shareholder returns the form of proxy but does not indicate how to vote such Cenovus Common Shares, and does not appoint a person other than the persons designed on the form of proxy, such Cenovus Common Shares will be voted FOR approval of the Share Issuance Resolution. In respect of any other matters other than those set forth above which are to be considered at the Cenovus Meeting, where no choice is specified, the Cenovus Common Shares will be voted in favour of each matter identified in the accompanying Notice of Special Meeting of Cenovus Common Shareholders. Cenovus Common Shareholders have the right to appoint a person other than the persons designated in the enclosed form of proxy as proxy holder to vote the Cenovus Common Shares on their behalf.

The enclosed applicable form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Special Meeting of Cenovus Common Shareholders and with respect to other matters which may properly come before the Cenovus Meeting or any adjournment or postponement thereof. As of the date hereof, management of Cenovus is not aware of any amendments, variations or other matters to come before the Cenovus Meeting. If a Cenovus Common Shareholder attends the Cenovus Meeting (virtually) and is eligible to vote, such Cenovus Common Shareholder can vote on any amendments, variations or other matters that properly come before the Cenovus Meeting in accordance with the wishes of such Cenovus Common Shareholder. If a Cenovus Common Shareholder is voting by proxy, the persons named in the form of proxy will have discretionary authority to vote on any such amendments, variations or other matters that may properly come before the Cenovus Meeting, as he or she sees fit for each item of business at the Cenovus Meeting. Cenovus may utilize the Broadridge QuickVote™ service to assist Non-Registered (Beneficial) Shareholders with voting their Cenovus Common Shares over the telephone.

General

Cenovus is not using the “notice-and-access” procedures under Applicable Canadian Securities Laws to send its proxy-related materials to the Cenovus Common Shareholders, and paper copies of such materials will be sent to all Cenovus Common Shareholders. Cenovus will be delivering proxy-related materials directly to non-objecting Beneficial Holders with the assistance of Broadridge and intends to pay for intermediaries to deliver proxy-related materials to objecting Beneficial Holders.

Voting Securities of Cenovus and Principal Holders thereof

As at November 9, 2020, there are 1,228,869,903 Cenovus Common Shares issued and outstanding which are its only outstanding voting securities. Each Cenovus Common Share entitles the holder thereof to one vote on a ballot at the Cenovus Meeting.

Cenovus Common Shareholders are entitled to vote if they were a holder of Cenovus Common Shares at the close of business on November 9, 2020, the record date for the Cenovus Meeting. Each holder is entitled to one vote for each Cenovus Common Share held on such date. Cenovus will prepare, as of the Cenovus Record Date, a list of Cenovus Common Shareholders entitled to receive the Notice of Special Meeting of Cenovus Common Shareholders and showing the number of Cenovus Common Shares held by each such Cenovus Common Shareholder. Cenovus Common Shareholders whose names have been entered in the register of holders of Cenovus Common Shares at the close of business on the Cenovus Record Date will be entitled to receive notice of and to vote the Cenovus Common Shares shown opposite such Cenovus Common Shareholder’s name at the Cenovus Meeting.

As at November 9, 2020, to the knowledge of the directors and officers of Cenovus, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, Cenovus Common Shares carrying 10% or more of the voting rights attached to all of the outstanding Cenovus Common Shares other than ConocoPhillips Company, which owns 208,000,000 Cenovus Common Shares representing approximately 16.9% of the issued and outstanding Cenovus Common Shares.

How to Participate at the Cenovus Meeting

The Cenovus Meeting is being held in a virtual, audio only, webcast format due to the COVID-19 pandemic and the recommendations of federal, provincial, and municipal governments to mitigate risks to public health and safety. Cenovus Common Shareholders and duly appointed proxyholders may only attend and participate in the Cenovus Meeting virtually via live audio webcast, including by asking questions during the question and answer session and voting online, provided they follow the instructions herein.

•

Registered Cenovus Common Shareholders and duly appointed proxyholders who participate by attending online will be able to listen to the proceedings of the Cenovus Meeting, ask questions and vote during the specified times, provided they remain connected to the internet.

•

If you are a non-registered (beneficial) shareholder and wish to vote your Cenovus Common Shares online during the Cenovus Meeting, you must follow the instructions above under “Information for Beneficial Holders”. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholders may still attend the Cenovus Meeting as guests, but will not be able to vote.

•

Guests, including non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder, will be able to login and listen to the proceedings of the Cenovus Meeting but will not be able to vote.

•	Attendees can login to the Cenovus Meeting by following the instructions below.

○

Log in online at: https://web.lumiagm.com/418831959. The latest versions of Chrome, Safari, Microsoft Edge or Firefox will be needed. Cenovus recommends that you log in at least 30 to 60 minutes before the Cenovus Meeting starts. You should allow ample time to log in to the Cenovus Meeting to check compatibility and complete the related procedures.

○

For registered Cenovus Common Shareholders and duly appointed proxyholders, select “I have a Control Number/Username” and enter your 15-digit Control Number or Username and the password: “cenovus2020” (case sensitive).

OR

○	Click “I am a guest” and then complete the online form to access the Cenovus Meeting.

For registered Cenovus Common Shareholders: The Control Number located on the form of proxy or in the email notification delivered for the Cenovus Meeting is the Control Number to log in to the Cenovus Meeting. For duly-appointed proxyholders: Computershare Investor Services, Inc. will provide the proxyholder with a Username by email after the proxy voting deadline has passed provided that the proxyholder has been duly appointed and registered as described in this Information Circular.

If a Cenovus Common Shareholder attends the Cenovus Meeting online, it is important to remain connected to the internet at all times in order to vote when the balloting commences. It is the responsibility of such Cenovus Common Shareholder to ensure internet connectivity is maintained for the duration of the Cenovus Meeting.

QUESTIONS AND OTHER ASSISTANCE

If you are a Husky Shareholder or a Cenovus Common Shareholder and you have any questions about the information contained in this Information Circular or require assistance in completing your form of proxy, Husky Common Shareholder Letter of Transmittal or Husky Preferred Shareholder Letter of Transmittal, please contact your financial, legal, tax or other professional advisors or Kingsdale Advisors.

APPENDIX A

ARRANGEMENT RESOLUTION

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act, RSA 2000, c B-9 (the “ABCA”) involving Husky Energy Inc. (“Husky”), as more particularly described and set forth in the joint management information circular of Husky and Cenovus Energy Inc. (“Cenovus”) accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.

The plan of arrangement (the “Plan of Arrangement”) involving Husky, the full text of which is set out as Schedule “A” to the Arrangement Agreement dated October 24, 2020 between Cenovus and Husky (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.

The Arrangement Agreement, the actions of the directors of Husky in approving the Arrangement Agreement and the actions of the directors and officers of Husky in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the holders of common shares in the capital of Husky and the holders of options to acquire common shares in the capital of Husky (collectively, the “Husky Securityholders”) or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta, the directors of Husky are hereby authorized and empowered, without further notice to or approval of the Husky Securityholders: (a) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement, as applicable; and (b) subject to the terms of the Arrangement Agreement, to disregard the Husky Securityholders’ approval and not proceed with the Arrangement.

5.

Any one director or officer of Husky is hereby authorized and directed, for and on behalf of Husky, to execute, under the corporate seal of Husky or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.

Any one director or officer of Husky is hereby authorized and directed, for and on behalf of Husky, to execute or cause to be executed, under the corporate seal of Husky or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such director’s or officer’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

A-1

APPENDIX B

PREFERRED SHAREHOLDER RESOLUTION

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act, RSA 2000, c B-9 (the “ABCA”) involving Husky Energy Inc. (“Husky”), as more particularly described and set forth in the joint management information circular of Husky and Cenovus Energy Inc. (“Cenovus”) accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.

The plan of arrangement (the “Plan of Arrangement”) involving Husky, the full text of which is set out as Schedule “A” to the Arrangement Agreement dated October 24, 2020 between Cenovus and Husky (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.

The Arrangement Agreement, the actions of the directors of Husky in approving the Arrangement Agreement and the actions of the directors and officers of Husky in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the holders of preferred shares in the capital of Husky (the “Husky Preferred Shareholders”) or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta, the directors of Husky are hereby authorized and empowered, without further notice to or approval of the Husky Preferred Shareholders: (a) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement, as applicable; and (b) subject to the terms of the Arrangement Agreement, to disregard the Husky Preferred Shareholders’ approval and not proceed with the Arrangement.

5.

Any one director or officer of Husky is hereby authorized and directed, for and on behalf of Husky, to execute, under the corporate seal of Husky or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.

Any one director or officer of Husky is hereby authorized and directed, for and on behalf of Husky, to execute or cause to be executed, under the corporate seal of Husky or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such director’s or officer’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

B-1

APPENDIX C

SHARE ISSUANCE RESOLUTION

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The issuance of up to 885,688,982 common shares (“Cenovus Common Shares”) in the capital of Cenovus Energy Inc. (“Cenovus”) and up to 66,697,799 common share purchase warrants of Cenovus (“Cenovus Warrants”) pursuant to an arrangement (the “Arrangement”) under section 193 of the Business Corporations Act, RSA 2000, c B-9 involving Husky Energy Inc. (“Husky”), the full text of which is set out as Schedule “A” to the Arrangement Agreement dated October 24, 2020 between Cenovus and Husky, as more particularly described and set forth in the joint management information circular of Cenovus and Husky accompanying the notice of this meeting (the “Circular”), is hereby authorized and approved (such number of Cenovus Common Shares consisting of (i) up to 803,754,593 Cenovus Common Shares issuable pursuant to the Arrangement, (ii) up to 66,697,799 Cenovus Common Shares issuable upon exercise, from time to time, of up to 66,697,799 Cenovus Warrants, and (iii) up to 15,236,590 Cenovus Common Shares issuable upon exercise, from time to time, of up to 19,422,040 replacement options to purchase Cenovus Common Shares granted by Cenovus in consideration for the outstanding options to purchase common shares in the capital of Husky pursuant to the Arrangement).

2.

The Arrangement Agreement, the actions of the directors of Cenovus in approving the Arrangement Agreement and the actions of the directors and officers of Cenovus in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

3.

The amendments to the Amended and Restated Shareholder Rights Plan Agreement dated as of April 25, 2018 between Cenovus and Computershare Investor Services, Inc. (the “SRP Agreement”) described and set forth in the Circular, and such further amendments as the Cenovus directors may determine to be reasonably necessary to ensure that an acquisition by any person of Cenovus Common Shares or of rights to acquire Cenovus Common Shares pursuant to (i) the Arrangement, (ii) the Cenovus Warrants, including the exercise thereof, or (iii) any exercise of pre-emptive rights, including pursuant to any follow-on offering, under any Pre-Emptive Rights Agreement (as defined in the Arrangement Agreement) does not and will not result in the occurrence of a “Flip-In Event” or the “Separation Time” (as those terms are defined in the SRP Agreement), are hereby consented to and approved.

4.

Notwithstanding that this resolution has been passed by the Cenovus Common Shareholders (as defined in the Arrangement Agreement) or that the Arrangement (as defined in the Arrangement Agreement) has been approved by the Court of Queen’s Bench of Alberta, the directors of Cenovus are hereby authorized and empowered, without further notice to or approval of the Cenovus Common Shareholders: (a) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement; and (b) subject to the terms of the Arrangement Agreement, to disregard the Cenovus Common Shareholders’ approval and not proceed with the Arrangement or any related amendments to the SRP Agreement.

5.

Any one director or officer of Cenovus is hereby authorized and directed, for and on behalf of Cenovus, to execute or cause to be executed, under the corporate seal of Cenovus or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such director’s or officer’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

C-1

APPENDIX D

Execution Version

ARRANGEMENT AGREEMENT

between

CENOVUS ENERGY INC.

and

HUSKY ENERGY INC.

October 24, 2020

SCHEDULES

SCHEDULE “A” –	Plan of Arrangement	D-A-1
SCHEDULE “B” –	Form of Arrangement Resolution	D-B-1
SCHEDULE “C” –	Form of Preferred Shareholder Resolution	D-C-1
SCHEDULE “D” –	Form of Share Issuance Resolution	D-D-1
SCHEDULE “E” –	Representations and Warranties of Cenovus	D-E-1
SCHEDULE “F” –	Representations and Warranties of Husky	D-F-1
SCHEDULE “G” –	Form of Support Agreement	D-G-1
SCHEDULE “H” –	Form of Standstill Agreement	D-H-1
SCHEDULE “I” –	Form of Pre-Emptive Rights Agreement	D-I-1
SCHEDULE “J” –	Form of Registration Rights Agreement	D-J-1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated the 24th day of October, 2020

BETWEEN:

CENOVUS ENERGY INC., a corporation existing under the laws of Canada (“Cenovus”)

- and -

HUSKY ENERGY INC., a corporation existing under the laws of the Province of Alberta (“Husky”)

WHEREAS Cenovus and Husky wish to complete a transaction involving (i) the acquisition by Cenovus of all the issued and outstanding Husky Common Shares in exchange for Cenovus Common Shares and Cenovus Warrants, and (ii) if the Preferred Share Condition is satisfied prior to the Effective Time, the acquisition by Cenovus of all the issued and outstanding Husky Preferred Shares in exchange for Cenovus Preferred Shares, all in accordance with the terms set out herein;

AND WHEREAS Cenovus and Husky wish to carry out the transactions contemplated by this Agreement by way of a plan of arrangement of Husky under the provisions of the ABCA;

AND WHEREAS the Cenovus Board and the Husky Board have determined that it would be in the best interests of Cenovus and Husky, respectively, to enter into this Agreement and to complete the transactions contemplated herein;

AND WHEREAS concurrently with the execution of this Agreement, Cenovus has entered into the Support Agreements;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions herein provided for;

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, including the preamble and recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

“ABCA” means the Business Corporations Act, RSA 2000, c B-9;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and except as disclosed in writing by Husky to Cenovus and other than any transaction involving only a Party and one or more of its wholly-owned subsidiaries, any proposal, expression of interest, inquiry or offer from, or public announcement of an intention by, any Person, or group of Persons “acting jointly or in concert” within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids, whether or not in writing and whether or not delivered to a Party’s shareholders and whether or not subject to due diligence or other conditions, or whether in one transaction or a series of transactions, that relates to, or may reasonably be expected to relate to:

(a)

any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for shares or other securities) of a Party that, when taken together with the shares and other securities of such Party held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of any class of equity or voting securities of such Party or rights or interests therein and thereto;

(b)

any direct or indirect acquisition or purchase of 20% or more of the assets (or any joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase) of a Party and its subsidiaries taken as a whole (and, for greater certainty, assets shall include shares of subsidiaries owned by a Party);

(c)

an amalgamation, arrangement, share exchange, merger, business combination, joint venture, consolidation, recapitalization, liquidation, dissolution, winding-up, reorganization or other similar transaction involving a Party or its subsidiaries that collectively own assets to which 20% or more of such Party’s revenues or earnings on a consolidated basis are attributable;

(d)

any take-over bid, issuer bid, exchange offer or similar transaction involving a Party or its subsidiaries that, if consummated, would result in a Person or group of Persons acting jointly or in concert with such Person acquiring beneficial ownership of 20% or more of any class of equity or voting securities of such Party; or

(e)

any transaction that would reasonably be expected to materially reduce the benefits to the Other Party of the Arrangement or impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

“affiliate” means any Person that is affiliated with another Person in accordance with the meaning of the Securities Act;

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Arrangement Agreement (including the Schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“Agreement Date” means October 24, 2020;

“Anti-Corruption Laws” has the meaning ascribed thereto in Section (yy)(i) of Schedule “E”;

“Applicable Canadian Securities Laws” means, collectively, the securities acts or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX;

“Applicable Laws” means, in any context that refers to one or more Persons or its or their respective businesses, activities, properties, assets, undertakings or securities, the Laws that apply to such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and, for greater certainty, includes Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

“Applicable U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, and all rules, by-laws and regulations governing the NYSE;

“ARC” means an advance ruling certificate issued by the Commissioner under section 102 of the Competition Act;

“Arrangement” means the arrangement, pursuant to section 193 of the ABCA, on the terms set out in the Plan of Arrangement, as supplemented, modified or amended in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution in respect of the Arrangement to be considered by the Husky Common Shareholders and the holders of Husky Options at the Husky Meeting, substantially in the form attached hereto as Schedule “B”;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under section 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived, to give effect to the Arrangement;

“associate” has the meaning ascribed thereto in the Securities Act;

“Business Day” means, with respect to any action to be taken, any day other than a Saturday, Sunday or a statutory holiday in the Province of Alberta;

“Canada Transportation Act” means the Canada Transportation Act, SC 1996, c-10;

“Canadian Warrant Prospectus” has the meaning ascribed thereto in Section 3.4(l);

“CBCA” means the Canada Business Corporations Act, RSC 1985, c C-44;

“Cenovus” means Cenovus Energy Inc., a corporation existing under the CBCA;

“Cenovus Balance Sheet” has the meaning ascribed thereto in Section (ee)(i) of Schedule “E”;

“Cenovus Board” means the board of directors of Cenovus;

“Cenovus Board Recommendation” has the meaning ascribed thereto in Section 2.3(a);

“Cenovus Capital Program” means the capital program of Cenovus disclosed in writing by Cenovus to Husky;

“Cenovus Common Shareholders” means the holders of Cenovus Common Shares;

“Cenovus Common Shares” means common shares in the capital of Cenovus;

“Cenovus Director DSU Plan” means the deferred share unit plan for directors of Cenovus providing for the grant of Cenovus Director DSUs to non-employee directors of Cenovus, adopted with effect from November 30, 2009, as amended and restated in its entirety effective January 1, 2018, July 25, 2018 and December 9, 2019;

“Cenovus Director DSUs” means the deferred share units granted under the Cenovus Director DSU Plan entitling the holders thereof to receive a cash payment equivalent to the value of Cenovus Common Shares underlying such Cenovus Director DSUs upon ceasing to be a director or employee of Cenovus (or its affiliates) in accordance with the provisions of the Cenovus Director DSU Plan;

“Cenovus Disclosure Letter” means the disclosure letter dated the Agreement Date from Cenovus to Husky;

“Cenovus Disposition Event” has the meaning ascribed thereto in Section 7.2;

“Cenovus DSU Plans” means, together, the Cenovus Director DSU Plan and the Cenovus Employee DSU Plan, and “Cenovus DSU Plan” means either one of them;

“Cenovus DSUs” means, together, Cenovus Director DSUs and Cenovus Employee DSUs;

“Cenovus Employee DSU Plan” means the deferred share unit plan for employees of Cenovus providing for the grant of Cenovus Employee DSUs to employees of Cenovus and related corporations, adopted with effect from November 30, 2009, as amended effective October 25, 2016 and December 9, 2019;

“Cenovus Employee DSUs” means the deferred share units granted under the Cenovus Employee DSU Plan entitling the holders thereof to receive a cash payment equivalent to the value of Cenovus Common Shares underlying such Cenovus Employee DSUs upon ceasing to be employed by Cenovus (or its affiliates) in accordance with the provisions of the Cenovus Employee DSU Plan;

“Cenovus Employee Plans” has the meaning ascribed thereto in Section (ss) of Schedule “E”;

“Cenovus Fairness Opinions” means, the opinions of RBC Dominion Securities Inc. and TD Securities Inc., as financial advisors to Cenovus, to the effect that, as of the date of each such opinion, and subject to the assumptions made and limitations and qualifications included therein, the consideration to be paid by Cenovus pursuant to the Arrangement is fair, from a financial point of view, to Cenovus;

“Cenovus Financial Statements” means, collectively, the audited consolidated financial statements of Cenovus as at December 31, 2019 and 2018 and for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, together with the notes thereto and the auditor’s report thereon, and the interim consolidated financial statements (unaudited) of Cenovus as at June 30, 2020 and for the three and six month periods ended June 30, 2020 and 2019, together with the notes thereto;

“Cenovus Group” means Cenovus and its subsidiaries and their respective partnership interests, as the context requires;

“Cenovus Group IP” has the meaning ascribed thereto in Section (xx) of Schedule “E”;

“Cenovus Group IT” has the meaning ascribed thereto in Section (xx) of Schedule “E”;

“Cenovus Incentive Plans” means, collectively, the Cenovus Director DSU Plan, the Cenovus Employee DSU Plan, the Cenovus Option Plan, the Cenovus PSU Plan and the Cenovus RSU Plan;

“Cenovus Incentives” means, collectively, the Cenovus Director DSUs, the Cenovus Employee DSUs, the Cenovus Options, the Cenovus PSUs and the Cenovus RSUs;

“Cenovus Information” means the information describing Cenovus and its business, operations and affairs required to be included or incorporated by reference in the Circular under Applicable Canadian Securities Laws;

“Cenovus Meeting” means the special meeting of Cenovus Common Shareholders to be called to permit the Cenovus Common Shareholders to consider the Share Issuance Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Cenovus Option Plan” means the amended and restated employee stock option plan of Cenovus providing for the grant of Cenovus Options to employees of Cenovus or its subsidiaries made as of November 30, 2009, and amended as of February 10, 2010 and December 7, 2010 and amended and restated as of January 1, 2018;

“Cenovus Options” means the stock options of Cenovus granted under the Cenovus Option Plan entitling the holders thereof to acquire Cenovus Common Shares upon payment of an exercise price, or surrender the stock options for a cash payment, in accordance with the provisions of the Cenovus Option Plan;

“Cenovus Preferred Shares” means, collectively, Cenovus Series 1 Preferred Shares, Cenovus Series 2 Preferred Shares, Cenovus Series 3 Preferred Shares, Cenovus Series 4 Preferred Shares, Cenovus Series 5 Preferred Shares, Cenovus Series 6 Preferred Shares, Cenovus Series 7 Preferred Shares and Cenovus Series 8 Preferred Shares;

“Cenovus PSU Plan” means the performance share unit plan for employees of Cenovus providing for the grant of Cenovus PSUs to employees of Cenovus or its affiliates adopted with effect from February 10, 2010 and amended and restated effective January 1, 2018, as amended;

“Cenovus PSUs” means the performance share units granted under the Cenovus PSU Plan entitling the holders thereof to receive a cash payment or Cenovus Common Shares (or a combination thereof), as determined by Cenovus, upon vesting in accordance with the provisions of the Cenovus PSU Plan;

“Cenovus Replacement Options” means the replacement options to purchase Cenovus Common Shares granted by Cenovus in consideration for the Husky Options pursuant to the Plan of Arrangement;

“Cenovus Reserves Reports” has the meaning ascribed thereto in Section (pp) of Schedule “E”;

“Cenovus RSU Plan” means the restricted share unit plan for employees of Cenovus providing for the grant of Cenovus RSUs to certain employees of Cenovus or its affiliates adopted with effect from December 7, 2010 and amended and restated effective January 1, 2018, as amended;

“Cenovus RSUs” means the restricted share units granted under the Cenovus RSU Plan entitling the holders to receive a cash payment or Cenovus Common Shares (or a combination thereof), as determined by Cenovus, upon vesting of such Cenovus RSUs in accordance with the provisions of the Cenovus RSU Plan;

“Cenovus Series 1 Preferred Shares” means First Preferred Shares, Series 1, in the capital of Cenovus, to be issued pursuant to the Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 1 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 1 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 2 Preferred Shares instead of Husky Series 2 Preferred Shares;

“Cenovus Series 2 Preferred Shares” means First Preferred Shares, Series 2, in the capital of Cenovus, to be issued pursuant to the Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 2 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 2 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 1 Preferred Shares instead of Husky Series 1 Preferred Shares;

“Cenovus Series 3 Preferred Shares” means First Preferred Shares, Series 3, in the capital of Cenovus, to be issued pursuant to the Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 3 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 3 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 4 Preferred Shares instead of Husky Series 4 Preferred Shares;

“Cenovus Series 4 Preferred Shares” means First Preferred Shares, Series 4, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 3 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 4 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 3 Preferred Shares instead of Husky Series 3 Preferred Shares;

“Cenovus Series 5 Preferred Shares” means First Preferred Shares, Series 5, in the capital of Cenovus, to be issued pursuant to the Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 5 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 5 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 6 Preferred Shares instead of Husky Series 6 Preferred Shares;

“Cenovus Series 6 Preferred Shares” means First Preferred Shares, Series 6, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 5 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 6 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 5 Preferred Shares instead of Husky Series 5 Preferred Shares;

“Cenovus Series 7 Preferred Shares” means First Preferred Shares, Series 7, in the capital of Cenovus, to be issued pursuant to the Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 7 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 7 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 8 Preferred Shares instead of Husky Series 8 Preferred Shares;

“Cenovus Series 8 Preferred Shares” means First Preferred Shares, Series 8, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 7 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 8 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 7 Preferred Shares instead of Husky Series 7 Preferred Shares;

“Cenovus SRP Agreement” means the Amended and Restated Shareholder Rights Plan Agreement dated as of April 25, 2018 between Cenovus and Computershare Investor Services Inc., as rights agent;

“Cenovus Termination Amount” has the meaning ascribed thereto in Section 7.2;

“Cenovus Warrant Indenture” means the warrant indenture to be entered into between such warrant agent determined by Cenovus, acting reasonably, and Cenovus, dated as of the Effective Date, governing the creation and issue of Cenovus Warrants, as will be further described in the Circular;

“Cenovus Warrants” means common share purchase warrants of Cenovus to be issued by Cenovus to Husky Common Shareholders pursuant to the Plan of Arrangement, with each whole common share purchase warrant entitling the holder thereof to acquire one Cenovus Common Share at an exercise price of $6.54 per Cenovus Common Share for a period of 60 months from the Effective Date;

“Cenovus Warrant Shares” has the meaning ascribed thereto in Section 3.4(l);

“Certificate” means the certificate or other proof of filing to be issued by the Registrar pursuant to section 193(11) or section 193(12) of the ABCA in respect of the Articles of Arrangement;

“Circular” means the joint management information circular of Husky and Cenovus to be sent by Husky to the Husky Common Shareholders, the Husky Preferred Shareholders and the holders of Husky Options (and any other Persons required by the Interim Order) in connection with the Husky Meeting and to be sent by Cenovus to the Cenovus Common Shareholders (and any other Persons required by the CBCA) in connection with the Cenovus Meeting, together with any amendments thereto or supplements thereof;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner’s representatives where the context requires;

“Competition Act” means the Competition Act, RSC 1985, c C-34;

“Competition Act Approval” means the occurrence of one or more of the following, in respect of the transactions contemplated by this Agreement:

(a)	the Commissioner shall have issued an ARC; or

(b)

both (i) the Commissioner shall have issued a No Action Letter to Cenovus, on terms and conditions satisfactory to Cenovus and Husky, each acting reasonably, and (ii) either the waiting period has expired or been terminated by the Commissioner under sections 123(1) or 123(2), respectively, of the Competition Act, or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived by the Commissioner under section 113(c) thereof;

“Confidentiality Agreement” means the confidentiality agreement between Cenovus and Husky dated August 24, 2020;

“Contract” means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

“Court” means the Court of Queen’s Bench of Alberta;

“CTA Approval” means that the Minister of Transport has been notified of the transactions contemplated by this Agreement pursuant to section 53.1 of the Canada Transportation Act and either: (i) the Minister of Transport has given written notice to Cenovus that he is of the opinion that the transactions contemplated by this Agreement do not raise issues with respect to the public interest as it relates to national transportation; or (ii) if the Minister of Transport is of the opinion that the transactions contemplated by this Agreement raise issues with respect to the public interest as it relates to national transportation, the Governor-in-Council has approved the transactions contemplated by this Agreement;

“Depositary” means Computershare Trust Company of Canada, or such other Person that may be appointed by the Parties in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing Husky Common Shares and Husky Preferred Shares;

“Director” means the Director appointed under section 260 of the CBCA;

“Disclosing Party” has the meaning ascribed thereto in Section 7.9(a);

“Dissent Rights” has the meaning ascribed thereto in the Plan of Arrangement;

“Economic Sanctions” has the meaning ascribed thereto in Section (yy)(iii) of Schedule “E”;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System;

“Effective Date” means the date the Arrangement becomes effective in accordance with the ABCA;

“Effective Time” means the time on the Effective Date when the Arrangement becomes effective in accordance with the ABCA;

“Encumbrance” means, any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

“Environment” means the natural components of the earth and includes: (i) any land (including land surface or subsurface strata), soil or underground space, surface water, ground water, body of water, sediment, and air (including all layers of the atmosphere); (ii) all organic and inorganic matter and living organisms; (iii) the interacting natural systems that include components referred to in clauses (i) and (ii); (iv) the environment or natural environment as defined in any Environmental Laws; and (v) any other environmental medium or natural resource;

“Environmental Laws” means, with respect to any one or more Persons or its or their business, activities, property, assets or undertaking, all Laws relating to the Environment or health and safety matters of the jurisdictions applicable to such Person or Persons or its or their business, activities, property, assets or undertaking, including Laws relating to the storage, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release or disposal of, or exposure to, Hazardous Substances;

“FCPA” has the meaning ascribed thereto in Section (yy)(i) of Schedule “E”;

“Final Order” means the order of the Court approving the Arrangement pursuant to section 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Foreign Investment Clearance” means: (i) Cenovus or the Supporting Husky Shareholders shall not have received notice from a Governmental Authority under either section 25.2(1) or section 25.3(2) of the Investment Canada Act in respect of the transactions contemplated by this Agreement, or if Cenovus or the Supporting Husky Shareholders, as applicable, has received such a notice, Cenovus or the Supporting Husky Shareholders, as applicable, shall have subsequently received one of the following notices, as applicable: (a) under section 25.2(4)(a) of the Investment Canada Act indicating that no order for the review of the transactions contemplated by this Agreement will be made under section 25.3(1) of the Investment Canada Act; (b) under section 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the transactions contemplated by this Agreement; or (c) under section 25.4(1) of the Investment Canada Act indicating that the Governor in Council authorizes the completion of the transactions contemplated by this Agreement; and (ii) if a filing is required or prudent (as determined by a Party) in respect of the transactions contemplated by this Agreement pursuant to any other Applicable Laws governing foreign investments in any jurisdiction (“foreign investment laws”), the Parties, their affiliates and any other Person required to make a filing in connection with the transactions contemplated by this Agreement under foreign investment laws, as applicable, shall have made such filing in accordance with such foreign investment laws and any waiting period or review period shall have expired or been terminated and any consents, waivers, filings or approvals required to complete the transactions contemplated by this Agreement under such foreign investment laws shall be been obtained on terms and conditions satisfactory to Cenovus and Husky, each acting reasonably;

“foreign investment laws” has the meaning ascribed thereto in the definition of “Foreign Investment Clearance”;

“GLJ” has the meaning ascribed thereto in Section (pp) of Schedule “E”;

“Governmental Authority” means any: (i) domestic or foreign federal, territorial, provincial, state, regional, municipal or local governmental, regulatory or administrative authority, department, court, agency, commission, board or tribunal, arbitral body, bureau, ministry, agency or instrumentality or official, including any political subdivision thereof; (ii) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iii) any stock exchange;

“Governmental Authorizations” means licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations (including in connection with Environmental Laws) from any Governmental Authority;

“Hazardous Substances” means any pollutant, substance, dangerous substance, toxic substance, hazardous material, hazardous substance, waste, hazardous waste, dangerous good or contaminant, whether natural or artificial, and all breakdown substances, including any other material or substance that is prohibited, listed, defined, designated, classified or regulated under or pursuant to any Environmental Laws, and specifically including petroleum and all derivatives thereof and synthetic substitutes therefor;

“Hedging Transaction” means: (i) any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity loan, commodity consignment, commodity lease, commodity swap, commodity option, commodity purchase or sale (including, a forward Contract and whether settled by physical or financial delivery), equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, transaction to buy, sell, borrow or lend securities or any other similar transaction (including any option with respect to any of these transactions); and (ii) any derivative or combination of these transactions;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States);

“HSR Approval” means, in respect of the transactions contemplated by this Agreement, that all applicable waiting periods under the HSR Act have expired or been terminated including any extension thereof;

“Husky” means Husky Energy Inc., a corporation existing under the ABCA;

“Husky 2022 Notes” means the 3.95% unsecured and unsubordinated notes due April 15, 2022 issued by Husky pursuant to the Husky USD Note Indenture, of which US$500,000,000 principal amount was outstanding as at the Agreement Date;

“Husky 2024 Notes” means the 4.00% unsecured and unsubordinated notes due April 15, 2024 issued by Husky pursuant to the Husky USD Note Indenture, of which US$750,000,000 principal amount was outstanding as at the Agreement Date;

“Husky 2025 Notes” means the 3.55% unsecured and unsubordinated notes due March 12, 2025 issued by Husky pursuant to the Husky CAD Note Indenture, of which $750,000,000 principal amount was outstanding as at the Agreement Date;

“Husky 2027 Notes” means the 3.60% unsecured and unsubordinated notes due March 10, 2027 issued by Husky pursuant to the Husky CAD Note Indenture, of which $750,000,000 principal amount was outstanding as at the Agreement Date;

“Husky 2028 Notes” means the 3.50% unsecured and unsubordinated notes due February 7, 2028 issued by Husky pursuant to the Husky CAD Note Indenture, of which $1,250,000,000 principal amount was outstanding as at the Agreement Date;

“Husky 2029 Notes” means the 4.40% unsecured and unsubordinated notes due April 15, 2029 issued by Husky pursuant to the Husky USD Note Indenture, of which US$750,000,000 principal amount was outstanding as at the Agreement Date;

“Husky 2037 Notes” means the 6.80% unsecured and unsubordinated notes due September 15, 2037 issued by Husky pursuant to the Husky USD Note Indenture, of which US$387,000,000 principal amount was outstanding as at the Agreement Date;

“Husky Balance Sheet” has the meaning ascribed thereto in Section (cc)(i) of Schedule “F”;

“Husky BMO Operating Facility” means the uncommitted demand operating facility of Husky with The Bank of Montreal pursuant to a letter agreement made as of December 13, 2013, as amended;

“Husky BNS Operating Facility” means the uncommitted demand operating facility of Husky with The Bank of Nova Scotia pursuant to a letter agreement made as of November 15, 2011, as amended;

“Husky Board” means the board of directors of Husky;

“Husky Board Recommendation” has the meaning ascribed thereto in Section 2.2(a);

“Husky CAD Note Indenture” means the trust indenture dated December 21, 2009, between Husky and Computershare Trust Company of Canada, as successor trustee to Valiant Trust Company, as amended and supplemented;

“Husky Capital Program” means the capital program of Husky disclosed in writing by Husky to Cenovus;

“Husky CIBC Operating Facility” means the uncommitted revolving demand credit facility of Husky with Canadian Imperial Bank of Commerce pursuant to a letter agreement made as of January 31, 2012, as amended;

“Husky Collective Agreements” means all collective bargaining agreements, union agreements or Contracts by which any member of the Husky Group is bound;

“Husky Common Shareholders” means the holders of Husky Common Shares;

“Husky Common Shares” means common shares in the capital of Husky;

“Husky Credit Agreements” means the Husky CSF Credit Facility, the Husky RSF Credit Facility and the Husky Non-Revolving Credit Facility;

“Husky Credit Facilities” means the Husky Credit Agreements and the Husky Operating Facilities;

“Husky CSF Credit Facility” means the revolving credit facility of Husky pursuant to a credit agreement made as of November 15, 2011, as amended and restated pursuant to an amended and restated credit agreement made as of December 14, 2012, among Husky and Husky Oil Operations Limited, as borrowers, Canadian Imperial Bank of Commerce, as administrative agent, and a syndicate of lenders, as amended by a second amending agreement made as of June 19, 2014, by a third amending agreement made as of March 6, 2015, by a fourth amending agreement made as of March 9, 2016, by a fifth amending agreement made as of November 30, 2017, and by a sixth amending agreement made as of June 27, 2019;

“Husky Disclosure Letter” means the disclosure letter dated the Agreement Date from Husky to Cenovus;

“Husky Disposition Event” has the meaning ascribed thereto in Section 7.3;

“Husky DSU Plan” means the share accumulation plan of Husky providing for the grant of Husky DSUs to directors of Husky effective April 20, 2015;

“Husky DSUs” means the deferred share units granted under the Husky DSU Plan and outstanding immediately prior to the Effective Time entitling the holders thereof to receive, at the option of the holder, a cash payment equivalent to the fair market value of Husky Common Shares underlying such Husky DSUs or Husky Common Shares purchased on the open market upon ceasing to be a member of the Husky Board in accordance with the provisions of the Husky DSU Plan;

“Husky Employee Plans” has the meaning ascribed thereto in Section (qq) of Schedule “F”;

“Husky Fairness Opinions” means, collectively: (i) the opinion of Goldman Sachs Canada Inc., as financial advisor to Husky, to the effect that, as of the date of such opinion, and subject to the assumptions made and limitations and qualifications included therein, the consideration to be received by the Husky Common Shareholders is fair, from a financial point of view, to the Husky Common Shareholders; (ii) the opinion of CIBC World Markets Inc. as financial advisor to Husky, to the effect that, as of the date of such opinion, and subject to the assumptions made and limitations and qualifications included therein, the consideration to be received by the Husky Common Shareholders is fair, from a financial point of view, to the Husky Common Shareholders; and (iii) the opinion of CIBC World Markets Inc., as financial advisor to Husky, to the effect that, as of the date of such opinion, and subject to the assumptions made and limitations and qualifications included therein, the consideration to be received by the Husky Preferred Shareholders is fair, from a financial point of view, to the Husky Preferred Shareholders;

“Husky Financial Statements” means, collectively, the audited consolidated financial statements of Husky as at and for the years ended December 31, 2019 and 2018, together with the notes thereto and the auditor’s report thereon, and the interim unaudited financial statements of Husky as at June 30, 2020 and for the three and six month periods ended June 30, 2020 and 2019, together with the notes thereto;

“Husky Group” means Husky and its subsidiaries and their respective partnership interests, as the context requires;

“Husky Group IP” has the meaning ascribed thereto in Section (vv) of Schedule “F”;

“Husky Group IT” has the meaning ascribed thereto in Section (vv) of Schedule “F”;

“Husky HSBC Operating Facility” means the amended and restated operating facility of Husky with HSBC Bank Canada pursuant to a letter agreement made as of January 19, 2009, as amended;

“Husky Incentive Plans” means, collectively, the Husky DSU Plan, the Husky Option Plan and the Husky PSU Plan;

“Husky Incentives” means, collectively, the Husky DSUs, the Husky Options and the Husky PSUs;

“Husky Information” means the information describing Husky and its business, operations and affairs required to be included or incorporated by reference in the Circular under Applicable Canadian Securities Laws;

“Husky Meeting” means the special meeting of Husky Common Shareholders, Husky Preferred Shareholders and holders of Husky Options to be called and held in accordance with this Agreement and the Interim Order to permit the Husky Common Shareholders and the holders of Husky Options to consider the Arrangement Resolution and to permit the Husky Preferred Shareholders to consider the Preferred Shareholder Resolution, and related matters, and any adjournment(s) or postponement(s) thereof;

“Husky MUFG Operating Facility” means the uncommitted demand revolving letter of credit of Husky with MUFG Bank, Ltd., Canada Branch pursuant to a letter agreement made as of September 17, 2018, as amended;

“Husky Non-Revolving Credit Facility” means the non-revolving term credit facility of Husky under a credit agreement made as of April 7, 2020 among Husky and Husky Oil Operations Limited, as borrowers, Canadian Imperial Bank of Commerce, as administrative agent, and a syndicate of lenders consisting of Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia;

“Husky Notes” means, collectively, the Husky 2022 Notes, the Husky 2024 Notes, the Husky 2025 Notes, the Husky 2027 Notes, the Husky 2028 Notes, the Husky 2029 Notes and the Husky 2037 Notes;

“Husky Operating Facilities” means, collectively, the Husky BMO Operating Facility, Husky BNS Operating Facility, Husky CIBC Operating Facility, Husky HSBC Operating Facility, Husky MUFG Operating Facility, Husky RBC Operating Facility, Husky SMBC Operating Facility, and Husky TD Operating Facility;

“Husky Option Plan” means the incentive stock option plan of Husky providing for the grant of Husky Options to officers or employees of Husky and its subsidiaries dated effective November 16, 2018;

“Husky Options” means the stock options of Husky granted under the Husky Option Plan and outstanding immediately prior to the Effective Time entitling the holders thereof to acquire Husky Common Shares upon payment of an exercise price or surrender the stock options for a cash payment in accordance with the provisions of the Husky Option Plan;

“Husky Preferred Shareholders” means the holders of Husky Preferred Shares;

“Husky Preferred Shareholders’ Approval” has the meaning ascribed thereto in Section 2.1(c)(ii)(B);

“Husky Preferred Shares” means, collectively, Husky Series 1 Preferred Shares, Husky Series 2 Preferred Shares, Husky Series 3 Preferred Shares, Husky Series 4 Preferred Shares, Husky Series 5 Preferred Shares, Husky Series 6 Preferred Shares, Husky Series 7 Preferred Shares and Husky Series 8 Preferred Shares;

“Husky PSU Plan” means the performance share unit plan of Husky providing for the grant of Husky PSUs to employees or officers of Husky and its affiliates established on February 22, 2010 and amended and restated on February 28, 2017;

“Husky PSUs” means the performance awards granted under the Husky PSU Plan and outstanding immediately prior to the Effective Time entitling the holders thereof to receive a cash payment upon vesting of such Husky PSUs in accordance with the provisions of the Husky PSU Plan;

“Husky RBC Operating Facility” means the uncommitted revolving demand credit facility of Husky with the Royal Bank of Canada pursuant to a letter agreement made as of January 25, 2012, as amended;

“Husky Required Approval” has the meaning ascribed thereto in Section 2.1(c)(ii)(A);

“Husky RSF Credit Facility” means the revolving credit facility of Husky pursuant to a credit agreement made as of August 30, 2010, as amended and restated pursuant to an amended and restated credit agreement made as of December 14, 2012, among Husky and Husky Oil Operations Limited, as borrowers, Canadian Imperial Bank of Commerce, as administrative agent, and a syndicate of lenders, as amended by a first amending agreement made as of June 19, 2014, by a second amending agreement made as of March 6, 2015, by a third amending agreement made as of March 9, 2016, by a fourth amending agreement made as of November 30, 2017 and by a fifth amending agreement made as of June 27, 2019;

“Husky Series 1 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 1, in the capital of Husky;

“Husky Series 2 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 2, in the capital of Husky;

“Husky Series 3 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 3, in the capital of Husky;

“Husky Series 4 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 4, in the capital of Husky;

“Husky Series 5 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 5, in the capital of Husky;

“Husky Series 6 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 6, in the capital of Husky;

“Husky Series 7 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 7, in the capital of Husky;

“Husky Series 8 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 8, in the capital of Husky;

“Husky SMBC Operating Facility” means the uncommitted demand revolving credit facility of Husky with Sumitomo Mitsui Banking Corporation pursuant to a letter agreement made as of October 10, 2017, as amended;

“Husky TD Operating Facility” means the amended and restated operating facility of Husky with Toronto-Dominion Bank pursuant to a letter agreement made as of June 15, 2007, as amended;

“Husky Termination Amount” has the meaning ascribed thereto in Section 7.3;

“Husky USD Note Indenture” means the trust indenture dated September 11, 2007 between Husky and Wells Fargo Bank, National Association, as the successor trustee to The Bank of Nova Scotia Trust Company of New York, as amended and supplemented;

“IFRS” means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Boards;

“Information Technology” means all computer, information technology, data processing, and communications systems, components, facilities, and services, including all software, hardware, networks, interfaces, platforms, databases and related data, switches, telecommunications equipment, operating systems, websites, website content, links, and equipment relating to the transmission, storage, maintenance, organization, presentation, generation, processing, or analysis of data and information, whether or not in electronic format;

“Intellectual Property Rights” means any right or protection existing from time to time in a specific jurisdiction, whether registered or not, under any patent law or other invention or discovery law, copyright law, industrial design law, confidential information law (including breach of confidence), trade secret law, trademark law, and any other industrial or intellectual property laws, including legislation by competent governmental authorities and judicial decisions under common law or equity;

“Interim Order” means the interim order of the Court concerning the Arrangement under section 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Husky Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, including any successor provisions and transition rules, whether or not codified;

“Investment Canada Act” means the Investment Canada Act, RSC 1985, c 28 (1st Supp);

“Key Regulatory Approvals” means the Competition Act Approval, the HSR Approval, the CTA Approval and the Foreign Investment Clearance;

“Laws” means all laws (including, for greater certainty, common law), statutes, regulations, bylaws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, judgment, decision, ruling, award, authority or license of any Governmental Authority or self-regulatory authority;

“Matching Period” has the meaning ascribed thereto in Section 7.1(d);

“Material Adverse Change” or “Material Adverse Effect” means, with respect to either Party, any fact or state of facts, circumstance, change, effect, occurrence or event that individually is or in the aggregate are, or would individually or in the aggregate reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of the Party and its subsidiaries, taken as a whole, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

(a)	any change, development or condition generally affecting the industries, businesses or segments thereof in which such Party and its respective subsidiaries operate;

(b)

any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, riots, blockades or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets;

(c)

any change, development or condition resulting from any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(d)

any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Laws by any governmental entity (including, for greater certainty, any change to the Tax Act or other applicable taxing legislation or to tax rates);

(e)

any change in applicable generally accepted accounting principles, including IFRS, or changes in regulatory accounting requirements applicable to the oil and gas and oil sands exploration, development and production businesses, the petrochemicals industry and the business of refining, marketing and distributing petroleum products;

(f)	any climatic, earthquake or other natural event or condition (including weather conditions and any natural disaster);

(g)	any epidemic, pandemic, disease outbreak (including COVID-19), other health crisis or public health event;

(h)	any decline in the market price for crude oil, natural gas or related hydrocarbons on a current or forward basis;

(i)	any actions taken (or omitted to be taken) at the written request of the Other Party;

(j)

any action taken by the Party or any of its subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business, but, for greater certainty, including any steps taken pursuant to Sections 3.3 and 3.6);

(k)

any matter which has been filed by the Party since January 1, 2020 and prior to the Agreement Date with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws or Applicable U.S. Securities Laws, which is available for public viewing on the Party’s profile on SEDAR at www.sedar.com and on the Party’s profile on EDGAR at www.sec.gov/edgar/shtml;

(l)	the execution, announcement, pendency or performance of the Arrangement Agreement or the consummation of the Arrangement;

(m)

the failure of the Party to meet any internal, published, public or analyst projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); or

(n)

any change in the market price or trading volume of any securities of the Party (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, that (i) with respect to clauses (a) through and including (g), such matter does not have a materially disproportionate effect on the business, operations, results of operations, assets, properties, capitalization, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Party and its subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the oil and gas industry (in which case the incremental disproportionate effect may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect), and (ii) unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred;

“material change” has the meaning ascribed thereto in the Securities Act;

“Material Subsidiary” means a subsidiary, the total assets of which constitute more than 10% of the consolidated assets of Cenovus or Husky (as applicable) as at December 31, 2019, or the total revenues of which constitute more than 10% of the consolidated revenues of Cenovus or Husky (as applicable), respectively, for the year ended December 31, 2019;

“McDaniel” has the meaning ascribed thereto in Section (pp) of Schedule “E”;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Money Laundering Laws” has the meaning ascribed thereto in Section (yy)(ii) of Schedule “E”;

“No Action Letter” means a written confirmation from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act;

“NYSE” means the New York Stock Exchange;

“OFAC” has the meaning ascribed thereto in Section (yy)(iii) of Schedule “E”;

“OHSL” has the meaning ascribed thereto in Section (tt)(viii) of Schedule “E”;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Authority (in each case, whether temporary, preliminary or permanent);

“Other Party” means: (i) with respect to Cenovus, Husky; and (ii) with respect to Husky, Cenovus;

“Outside Date” means May 31, 2021; provided that if the Key Regulatory Approvals have not been received by May 31, 2021, the Outside Date shall be August 31, 2021, or such later date as may be agreed to in writing by the Parties;

“Parties” means Cenovus and Husky, and “Party” means either of them;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Personal Information” means any information that is defined as “personal information”, “personally identifiable information”, or “personal data” under applicable Law;

“Plan of Arrangement” means the plan of arrangement in the form attached hereto as Schedule “A”, as the same may be amended or supplemented from time to time in accordance with the terms hereof, thereof or at the direction of the Court in the Final Order;

“Pre-Arrangement Reorganization” has the meaning ascribed thereto in Section 3.6(a)(i);

“Pre-Emptive Rights Agreements” means the pre-emptive rights agreements that may be entered into on or following the Effective Date between certain Cenovus Common Shareholders and Cenovus, in the form attached hereto as Schedule “I”;

“Preferred Share Condition” means: (i) the Husky Preferred Shareholders have approved the Preferred Shareholder Resolution by the Husky Preferred Shareholders’ Approval at the Husky Meeting; and (ii) unless otherwise determined by Cenovus in its sole discretion, holders of not more than 10% of the Husky Preferred Shares have validly exercised, and not withdrawn, Dissent Rights;

“Preferred Shareholder Resolution” means the special resolution in respect of the Arrangement to be considered by the Husky Preferred Shareholders at the Husky Meeting, substantially in the form attached hereto as Schedule “C”;

“Receiving Party” has the meaning ascribed thereto in Section 7.1(c);

“Recipient” has the meaning ascribed thereto in Section 7.9(a);

“Registrar” means the Registrar of Corporations for the Province of Alberta appointed under section 263 of the ABCA;

“Registration Rights Agreements” means the registration rights agreements that may be entered into on or following the Effective Date between certain Cenovus Common Shareholders and Cenovus, in the form attached hereto as Schedule “J”;

“Release” means any release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into or through the Environment that would constitute a violation of Environmental Law;

“Representatives” has the meaning ascribed thereto in Section 7.1(a);

“Reserves Disclosure” means disclosure relating to the engineering evaluation of crude oil, natural gas liquids and natural gas interests of Husky: (i) prepared internally in accordance with the regulations and guidelines of the Financial Accounting Standards Board in the United States and the U.S. Securities and Exchange Commission contained in Husky’s Form 40-F for the year ended December 31, 2019 filed; and (ii) prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities contained in the annual information form of Husky dated February 27, 2020;

“Responding Party” has the meaning ascribed thereto in Section 7.1(c);

“Return” means any report, return, statement, claim for refund, estimate, election, designation, form, declaration of estimated tax, information statement and return relating to, or required to be filed or actually filed with a Governmental Authority in connection with, any Taxes;

“Securities Act” means the Securities Act, RSA 2000, c S-4;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Share Issuance Resolution” means the ordinary resolution to be considered by the Cenovus Common Shareholders at the Cenovus Meeting, substantially in the form attached hereto as Schedule “D”;

“Sproule” means Sproule Associates Limited;

“Sproule Audit Opinion” means the audit opinion of Sproule as of December 31, 2019 included in the annual information form of Husky dated February 27, 2020 relating to the audit of Husky’s crude oil, natural gas and natural gas liquids reserves estimates prepared in accordance with generally accepted oil and gas engineering and evaluation practices in the Canada and as set out in the Canadian Oil and Gas Evaluation Handbook;

“Standstill Agreements” means the standstill agreements to be entered into between the Supporting Husky Shareholders and Cenovus on the Agreement Date, and effective as of the Effective Date, which set out certain matters pertaining to the Cenovus Common Shares held by the Supporting Husky Shareholders following completion of the Arrangement, in the form attached hereto as Schedule “H”;

“subsidiary” has the meaning ascribed thereto in the Securities Act;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal:

(a)	that complies with all Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

(b)	that is not subject to a financing condition, due diligence condition and/or access condition;

(c)

to acquire not less than all of the applicable Party’s outstanding common shares or not less than substantially all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) of the applicable Party and its subsidiaries and partnership interests;

(d)

that the applicable Party’s board of directors and any relevant committee thereof has determined in good faith (after receipt of advice from its professional financial advisors and external legal counsel) is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; and

(e)

that the applicable Party’s board of directors and/or any relevant committee thereof determines in good faith, after consultation with its professional financial advisors, would be, if consummated in accordance with its terms, more favourable, from a financial point of view, to the holders of its common shares than the Arrangement;

“Support Agreements” means the support agreements entered into between the Supporting Husky Shareholders and Cenovus, dated as of the Agreement Date, in the form attached as Schedule “G” hereto;

“Supporting Husky Shareholders” means Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l.;

“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Applicable Laws and howsoever denominated, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, minimum, transfer, land transfer, sales, goods and services, harmonized sales, provincial sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, employment insurance, health and health insurance, social services, education and social security taxes, fuel taxes or levies, all surtaxes, all customs duties and import and export taxes, pension plan and workers compensation premiums or contributions, carbon taxes or levies and other obligations of the same or of a similar nature to any of the foregoing;

“Tax Act” means the Income Tax Act, RSC 1985, c 1 (5th Supp);

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 11.9;

“Transferred Information” has the meaning ascribed thereto in Section 7.9(a);

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Treasury Regulations” means the Treasury regulations promulgated under the Internal Revenue Code; and

“U.S. Warrant Prospectus” has the meaning ascribed thereto in Section 3.4(l).

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders. Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.

1.5	Entire Agreement

This Agreement, the Confidentiality Agreement (to the extent that the provisions of the Confidentiality Agreement have not been superseded by the provisions of this Agreement), together with the agreements and documents referred to herein and therein, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. For greater certainty, the Support Agreements, the Standstill Agreements, the Pre-Emptive Rights Agreements and the Registration Rights Agreements are separate agreements between the parties thereto and are unaffected by this Section 1.5.

1.6	Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature that are required to be made shall be made in a manner consistent with IFRS.

1.8	Disclosure in Writing

Reference to “disclosure in writing” or similar references herein shall, in the case of disclosure to Cenovus be references exclusively to the Husky Disclosure Letter, or in the case of disclosure to Husky be references exclusively to the Cenovus Disclosure Letter.

1.9	References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.10	Knowledge

In this Agreement, references to “to the knowledge of” means the actual knowledge of the Executive Officers of Cenovus or Husky, as the case may be, after such inquiry as such officers shall consider reasonable in the circumstances. For purposes of this Section 1.10 “Executive Officers” in the case of Cenovus means Cenovus’s President & Chief Executive Officer, Executive Vice-President and Chief Financial Officer and Executive Vice-President, Stakeholder Engagement, Safety, Legal & General Counsel and in the case of Husky means Husky’s President & Chief Executive Officer, Chief Financial Officer and Senior Vice-President, General Counsel and Secretary.

1.11	No Strict Construction

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

1.12	Schedules

Subject to the final sentence of Section 1.5, the following schedules attached hereto are incorporated into, and form an integral part of, this Agreement:

Schedule “A” – Plan of Arrangement

Schedule “B” – Form of Arrangement Resolution

Schedule “C” – Form of Preferred Shareholder Resolution

Schedule “D” – Form of Share Issuance Resolution

Schedule “E” – Representations and Warranties of Cenovus

Schedule “F” – Representations and Warranties of Husky

Schedule “G” – Form of Support Agreement

Schedule “H” – Form of Standstill Agreement

Schedule “I” – Form of Pre-Emptive Rights Agreement

Schedule “J” – Form of Registration Rights Agreement

ARTICLE 2

THE ARRANGEMENT AND MEETINGS

2.1	Plan of Arrangement

(a)	Subject to the terms and conditions of this Agreement, the Parties agree to carry out the Arrangement in accordance with the terms of the Plan of Arrangement.

(b)

As soon as reasonably practicable after the Agreement Date, but in any event by no later than November 30, 2020, Husky will apply to the Court, in a manner acceptable to Cenovus, acting reasonably, for the Interim Order and thereafter will diligently seek the Interim Order in cooperation with Cenovus. Upon receipt of the Interim Order, Husky will promptly carry out the terms of the Interim Order to the extent applicable to it.

(c)	The application for an Interim Order referred to in Section 2.1(b) shall request that the Interim Order provide, among other things:

(i)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Husky Meeting and for the manner in which such notice is to be provided;

(ii)	that the requisite approval for:

(A)	the Arrangement Resolution to be placed before the Husky Common Shareholders and the holders of Husky Options at the Husky Meeting shall be:

(1)

66 2⁄3% of the votes cast on the Arrangement Resolution by Husky Common Shareholders present in person or represented by proxy at the Husky Meeting (and that each Husky Common Shareholder is entitled to one vote for each Husky Common Share held);

(2)

66 2⁄3% of the votes cast on the Arrangement Resolution by Husky Common Shareholders and holders of Husky Options present in person or represented by proxy at the Husky Meeting, voting together as a single class (and that (x) each Husky Common Shareholder is entitled to one vote for each Husky Common Share held, and (y) each holder of Husky Options is entitled to one vote for each Husky Option held); and

(3)

if required under Applicable Canadian Securities Laws, a simple majority of the votes cast on the Arrangement Resolution by Husky Common Shareholders present in person or represented by proxy at the Husky Meeting after excluding the votes cast by those persons whose votes are required to be excluded in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions

(the “Husky Required Approval”); and

(B)

the Preferred Shareholder Resolution to be placed before the Husky Preferred Shareholders at the Husky Meeting shall be 66 2⁄3% of the votes cast on the Preferred Shareholder Resolution by Husky Preferred Shareholders present in person or represented by proxy at the Husky Meeting, voting together as a single class (and that each Husky Preferred Shareholder is entitled to one vote for each Husky Preferred Share held) (the “Husky Preferred Shareholders’ Approval”);

(iii)

for the method and manner in which amendments, revisions or supplements to the Circular (and any other materials sent by Husky in connection with the Husky Meeting), including material changes, may be mailed, filed or otherwise publicly disseminated to the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options and such other Persons as may be required by the Interim Order;

(iv)

that, in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of the constating documents of Husky, including quorum requirements and all other matters, shall apply in respect of the Husky Meeting;

(v)	for the grant of Dissent Rights to the registered Husky Common Shareholders and the registered Husky Preferred Shareholders as set forth in the Plan of Arrangement;

(vi)	that the Husky Meeting may be adjourned or postponed from time to time in accordance with the terms of this Agreement without the need for additional approval of the Court;

(vii)

confirmation of the record date for the purposes of determining the Husky Common Shareholders, the Husky Preferred Shareholders and the holders of Husky Options entitled to receive materials and vote at the Husky Meeting in accordance with the Interim Order;

(viii)	that such record date will not change in respect of any adjournment(s) or postponement(s) of the Husky Meeting, unless required by Applicable Laws;

(ix)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(x)	for such other matters as the Parties may agree in writing, each acting reasonably.

In the application referred to in Section 2.1(b), Husky shall inform the Court that Cenovus intends to rely on the exemption provided by section 3(a)(10) of the U.S. Securities Act for the issuance of Cenovus Common Shares, Cenovus Warrants, Cenovus Replacement Options, and, if the Preferred Share Condition is satisfied prior to the Effective Time, Cenovus Preferred Shares pursuant to the Arrangement and that, in connection therewith, the Court will be required to approve the substantive and procedural fairness of the terms and conditions of the Arrangement to each Person to whom Cenovus Common Shares, Cenovus Warrants, Cenovus Replacement Options and Cenovus Preferred Shares will be issued. Each Person to whom Cenovus Common Shares, Cenovus Warrants, Cenovus Replacement Options and Cenovus Preferred Shares will be issued on completion of the Arrangement will be given adequate notice in accordance with the Interim Order advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right.

(d)

If the Preferred Share Condition is not satisfied prior to the Effective Time then, in accordance with the Plan of Arrangement, the Cenovus Preferred Shares will not be issued in exchange for the Husky Preferred Shares on the Effective Date and the Husky Preferred Shares will remain outstanding in accordance with their terms.

(e)

On the condition that all necessary approvals for the Arrangement Resolution are obtained from the Husky Common Shareholders and the holders of Husky Options and all necessary approvals for the Share Issuance Resolution are obtained from the Cenovus Common Shareholders, Husky shall, as soon as reasonably practicable following the Husky Meeting and the Cenovus Meeting but in any event not later than five Business Days after the Arrangement Resolution and the Share Issuance Resolution are duly passed, submit the Arrangement to the Court and apply for the Final Order.

2.2	Husky Board Recommendation

Husky represents and warrants to Cenovus that the Husky Board:

(a)	has unanimously:

(i)	determined that the Arrangement and the entry into this Agreement are in the best interests of Husky;

(ii)	determined that the Arrangement is fair to Husky Common Shareholders and Husky Preferred Shareholders;

(iii)	approved this Agreement and the transactions contemplated hereby;

(iv)	resolved to recommend that Husky Common Shareholders and holders of Husky Options vote in favour of the Arrangement Resolution; and

(v)	resolved to recommend that Husky Preferred Shareholders vote in favour of the Preferred Shareholder Resolution

(collectively (a)(i), (ii), (iii), (iv) and (v), the “Husky Board Recommendation”); and

(b)	has received the oral Husky Fairness Opinions.

2.3	Cenovus Board Recommendation

Cenovus represents and warrants to Husky that the Cenovus Board:

(a)	has unanimously:

(i)	determined that the Arrangement and the entry into this Agreement are in the best interests of Cenovus;

(ii)	determined that the consideration to be paid by Cenovus pursuant to the Arrangement is fair, from a financial point of view, to Cenovus;

(iii)	approved this Agreement and the transactions contemplated hereby; and

(iv)	resolved to recommend that Cenovus Common Shareholders vote in favour of the Share Issuance Resolution

(collectively (a)(i), (ii), (iii) and (iv), the “Cenovus Board Recommendation”); and

(b)	has received the oral Cenovus Fairness Opinions.

2.4	Circular and Meetings

(a)

As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, Husky and Cenovus shall, as applicable and with assistance from and the participation of the Other Party, each acting reasonably: (i) prepare the Circular together with any other documents required by Applicable Laws in connection with the Cenovus Meeting and the Husky Meeting, and cause the Circular and such other documents to be mailed to the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options and such other Persons as required by the Interim Order and the Cenovus Common Shareholders and such other Persons required by the CBCA and filed with applicable securities regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be filed by no later than December 11, 2020; (ii) convene and conduct the Husky Meeting by no later than January 29, 2021 and not adjourn, postpone or cancel (or propose the same) the Husky Meeting without the prior written consent of Cenovus, such consent not to be unreasonably withheld, conditioned or delayed, except in the case of an adjournment or postponement required for quorum purposes or by Applicable Laws or by a

Governmental Authority, at which Husky Meeting the Arrangement Resolution and the Preferred Shareholder Resolution shall be submitted to the Husky Common Shareholders, the Husky Preferred Shareholders and the holders of Husky Options entitled to vote upon such resolutions for approval; and (iii) convene and conduct the Cenovus Meeting by no later than January 29, 2021 and not adjourn, postpone or cancel (or propose the same) the Cenovus Meeting without the prior written consent of Husky, such consent not to be unreasonably withheld, conditioned or delayed, except in the case of an adjournment or postponement required for quorum purposes or by Applicable Laws or by a Governmental Authority, at which Cenovus Meeting the Share Issuance Resolution shall be submitted to the Cenovus Common Shareholders entitled to vote upon such resolution for approval. Notwithstanding the foregoing, Husky shall not submit the Preferred Shareholder Resolution to the Husky Preferred Shareholders at the Husky Meeting if so directed by Cenovus, in its sole discretion, in writing prior to the commencement of the Husky Meeting.

(b)

Husky and Cenovus shall, with assistance from and the participation of the Other Party, each acting reasonably, cause the Circular to be prepared in compliance, in all material respects, with Applicable Canadian Securities Laws and to provide the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options and the Cenovus Common Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be considered at the Husky Meeting and the Cenovus Meeting, respectively, and shall include: (i) or incorporate by reference the Husky Information; (ii) copies of the Husky Fairness Opinions; (iii) subject to the terms of this Agreement, the Husky Board Recommendation; (iv) or incorporate by reference the Cenovus Information; (v) subject to the terms of this Agreement, the Cenovus Board Recommendation; (vi) copies of the Cenovus Fairness Opinions; (vii) details of the composition of the Cenovus Board following the Effective Time as agreed to by the Parties in accordance with Section 2.8; (viii) a summary of the terms of the Cenovus Preferred Shares; (ix) a summary of the terms of the Support Agreements; (x) a summary of the terms of the Standstill Agreements; (xi) a summary of the terms of the Pre-Emptive Rights Agreements; (xii) a summary of the terms of the Registration Rights Agreements; (xiii) a summary of the terms of the Cenovus Warrants; and (xiv) a copy, and summary of the terms and conditions, of this Agreement.

(c)

Husky shall use reasonable commercial efforts to, in a timely manner, provide Cenovus with all financial statements and financial information reasonably requested by Cenovus to prepare pro forma financial statements at and for the periods ended September 30, 2020 and December 31, 2019 for inclusion in the Circular in the form prescribed by Applicable Canadian Securities Laws.

(d)

Cenovus shall use reasonable commercial efforts to, in a timely manner, provide Husky with all financial statements and financial information reasonably requested by Husky to prepare pro forma financial statements at and for the periods ended September 30, 2020 and December 31, 2019 for inclusion in the Circular in the form prescribed by Applicable Canadian Securities Laws.

(e)

Cenovus shall, in a timely manner, provide Husky with the Cenovus Information, and such other information relating to Cenovus as Husky may reasonably request for inclusion in the Circular, so as to permit compliance with the timeline set out in Section 2.4(a).

(f)

Husky shall, in a timely manner, provide Cenovus with the Husky Information, and such other information relating to Husky as Cenovus may reasonably request for inclusion in the Circular, so as to permit compliance with the timeline set out in Section 2.4(a).

(g)

The Parties shall, subject to compliance with Applicable Canadian Securities Laws, incorporate the Cenovus Information and the Husky Information into the Circular substantially in the form provided by Cenovus and Husky, respectively, and each Party shall provide the Other Party and its Representatives with an opportunity to review and comment on the Circular and any other relevant documentation and shall give due consideration to all comments made by the Other Party and its Representatives (subject to any Applicable Laws). The Circular shall be in form and content satisfactory to Husky and Cenovus, each acting reasonably, and shall comply with Applicable Canadian Securities Laws.

(h)	Husky shall use its reasonable commercial efforts to ensure that the Husky Information included in the Circular does not, at the time of the mailing of the Circular, contain any misrepresentation.

(i)

Cenovus shall use its reasonable commercial efforts to ensure that the Cenovus Information provided by it for inclusion in the Circular does not, at the time of the mailing of the Circular, contain any misrepresentation.

(j)

Each Party shall promptly notify the Other Party if it becomes aware that the Circular contains a misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as is required or appropriate, and Cenovus and Husky shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options and such other Persons as required by the Interim Order and the Cenovus Common Shareholders and such other Persons as required by the CBCA and, if required by the Court or by Law, file the same with the applicable securities regulatory authorities and other Governmental Authorities as required.

(k)	The Parties shall cooperate to schedule and convene the Husky Meeting and the Cenovus Meeting on the same date (subject to any adjournments or postponements required or permitted by this Agreement).

(l)

Each Party shall consult with the Other Party in fixing the record date of the Husky Meeting and the Cenovus Meeting, and shall not change such record date for the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options or the

Cenovus Common Shareholders, as applicable, entitled to vote at the Husky Meeting or the Cenovus Meeting, as applicable, in connection with any adjournment or postponement of the Husky Meeting or the Cenovus Meeting, as applicable, unless required by Law.

(m)

Each Party shall provide notice to the Other Party of the Husky Meeting or the Cenovus Meeting, as applicable, and allow the Other Party and its Representatives and legal counsel to attend such meeting.

(n)

Each Party shall advise the Other Party, as the Other Party may reasonably request, and on a daily basis on each of the last 10 Business Days prior to the proxy cutoff date for the Husky Meeting or the Cenovus Meeting, as applicable, as to the aggregate tally of the proxies received by such Party in respect of the Arrangement Resolution, the Preferred Shareholder Resolution and the Share Issuance Resolution, as applicable, and any other matters to be considered at the Husky Meeting or the Cenovus Meeting, as applicable.

2.5	Court Proceedings

In connection with the Court proceedings relating to obtaining the Interim Order and the Final Order, Husky shall:

(a)

provide Cenovus and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, prior to the filing of that material, and give reasonable and due consideration to all comments of Cenovus and its legal counsel;

(b)

provide Cenovus and its legal counsel on a timely basis a description of any information required to be supplied by Cenovus for inclusion in any material to be filed with the Court in connection with the Arrangement, prior to the filing of that material, and will accept the reasonable comments of Cenovus and its legal counsel with respect to any such information required to be supplied by Cenovus and included in such material and any other matters contained therein;

(c)

provide counsel to Cenovus, on a timely basis, with copies of any notice of appearance and evidence served on Husky or its counsel in respect of the application for the Interim Order and the application for the Final Order or any appeal therefrom, and of any notice (written or oral) received by Husky indicating an intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order;

(d)

not object to legal counsel to Cenovus making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided that Husky is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Arrangement;

(e)

subject to Laws, not file any material with, or make any written submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Cenovus’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; on the condition that nothing herein shall require Cenovus to agree or consent to, and Cenovus shall not be deemed to agree or consent to, any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases Cenovus’s obligations, or diminishes or limits Cenovus’s rights, set forth in any such filed or served materials or under this Agreement;

(f)

oppose any proposal from any Person that the Interim Order or the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Interim Order or the Final Order or by Law to return to Court with respect to the Interim Order or the Final Order do so only after notice to, and in consultation and cooperation with, Cenovus; and

(g)

if at any time after the issuance of the Final Order and prior to the Effective Date, Husky is required by the terms of the Final Order or by Applicable Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with Cenovus.

2.6	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Certificate shall be conclusive evidence that the Arrangement has become effective as of the Effective Time. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur as soon as reasonably practicable, but in any event no later than three Business Days following the later of the issuance of the Final Order and the receipt of the Key Regulatory Approvals, and subject to the satisfaction or waiver of the conditions set out in Article 6, and, in any event, not earlier than January 1, 2021 and not later than the Outside Date.

2.7	Payment of Consideration

Cenovus will, on the Effective Date, prior to the sending of the Articles of Arrangement to the Registrar:

(a)

if the Preferred Share Condition is satisfied prior to the Effective Time, send to the Director articles of amendment, in form and substance acceptable to Husky and Cenovus, acting reasonably, pursuant to section 27(4) of the CBCA, such that the Director shall issue a certificate of amendment pursuant to section 27(5) of the CBCA in respect of such articles of amendment prior to the Effective Time so as to create the Cenovus Preferred Shares; and

(b)	pending only filing of the Articles of Arrangement, deposit, or cause to be deposited, in escrow with the Depositary, to be released in accordance with the Plan of Arrangement:

(i)

for the benefit of and to be held on behalf of the Husky Common Shareholders entitled to receive Cenovus Common Shares and Cenovus Warrants pursuant to the Plan of Arrangement, certificates representing, or other evidence regarding the issuance of, the Cenovus Common Shares and the Cenovus Warrants that such Husky Common Shareholders are entitled to receive under the Arrangement (calculated without reference to whether any Husky Common Shareholder has exercised Dissent Rights); and

(ii)

if the Preferred Share Condition is satisfied prior to the Effective Time, for the benefit of and to be held on behalf of the Husky Preferred Shareholders entitled to receive Cenovus Preferred Shares pursuant to the Plan of Arrangement, certificates representing, or other evidence regarding the issuance of, the Cenovus Preferred Shares that such Husky Preferred Shareholders are entitled to receive under the Arrangement (calculated without reference to whether any Husky Preferred Shareholder has exercised Dissent Rights).

2.8	Board of Directors and Senior Management of Cenovus upon completion of the Arrangement

The Parties agree that the Cenovus Board and the senior management of Cenovus upon completion of the Arrangement shall be determined in the manner set out below.

(a)

The Cenovus Board from the Effective Date until the next annual general meeting or until their successors are elected or appointed, shall consist of eight members of the current Cenovus Board and four members selected by Husky.

(b)

Alex J. Pourbaix will remain the President & Chief Executive Officer of Cenovus. As soon as reasonably practicable following the Agreement Date and in any event no later than 10 Business Days prior to the Effective Date, the remaining executive officers of Cenovus will be selected from the executive officers of Cenovus and Husky by Cenovus’s President & Chief Executive Officer in consultation with the Cenovus Board and the Husky Board and the President & Chief Executive Officer of Husky; provided that such executive officers will include the executive officers identified in the joint news release of the Parties announcing the transactions contemplated hereby issued on or after the Agreement Date. Cenovus and Husky agree that such senior officers will be appointed by the Cenovus Board on the Effective Date immediately after the Effective Time.

2.9	Employee Matters

(a)

Husky shall use its reasonable commercial efforts to obtain and deliver to Cenovus at the Effective Time evidence reasonably satisfactory to Cenovus of the resignations, effective as of the Effective Time, of all: (i) of the directors of Husky who are not to form part of the Cenovus Board after the Effective Time; and (ii) subject to Section 2.8(b), all of the officers of Husky requested by Cenovus. Such resignations shall be received in consideration for Cenovus and Husky providing releases to each such persons, in form and substance satisfactory to Cenovus and such resigning person, each acting reasonably (or in the case of officers who have a form of release attached to their relevant employment agreement, in such form as is attached to such agreement), which mutual releases shall contain exceptions for amounts or obligations owing to such directors and/or officers for accrued but unpaid salary, directors’ fees, bonus, payments in respect of Husky Incentives, other payments due pursuant to the Arrangement as a Husky Common Shareholder or Husky Preferred Shareholder, benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements, and for any payments that may be owing to them pursuant to the terms of their employment with Husky.

(b)

Cenovus shall use its reasonable commercial efforts to obtain the resignations, effective as of the Effective Time, of all: (i) of the directors of Cenovus who are not to form part of the Cenovus Board after the Effective Time; and (ii) subject to Section 2.8(b), those officers of Cenovus who will not continue as officers of Cenovus after the Effective Time. Such resignations shall be received in consideration for Cenovus providing releases to each such persons, in form and substance satisfactory to Cenovus and Husky and such resigning person, each acting reasonably (or in the case of officers who have a form of release attached to their relevant employment agreement, in such form as is attached to such agreement), which mutual releases shall contain exceptions for amounts or obligations owing to such directors and/or officers for accrued but unpaid salary, directors’ fees, bonus, payments in respect of Cenovus Incentives, benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements and for any payments that may be owing to them pursuant to the terms of their employment with Cenovus.

(c)

Cenovus covenants and agrees, and after the Effective Time will cause Husky and any successor to Husky, to honour and comply with the terms of all existing employment, change of control and severance agreements of Husky and its subsidiaries and all obligations of Husky and its subsidiaries under the Husky Employee Plans and the Husky Incentive Plans.

2.10	Treatment of Husky Incentives

(a)

The Parties acknowledge that the Arrangement will result in a “change of control” in respect of the Husky PSUs and as a result the vesting of the Husky PSUs shall be accelerated as a result of the completion of the Arrangement. In respect of the payout of Husky

PSUs granted under the Husky PSU Plan following the Agreement Date (including, for greater certainty, payments made in respect of Husky PSUs for which vesting has accelerated as a result of the completion of the Agreement), Husky hereby covenants and agrees that such payments will be determined in strict accordance with the terms of the Husky PSU Plan, without the making of any adjustments or other determinations as may be available to the Husky Board, or any committee thereof, in their discretion pursuant to the terms of the Husky PSU Plan or any Husky PSUs granted thereunder.

(b)

If a holder of Husky DSUs ceases to be a member of the Husky Board (and does not remain an employee of Husky or an affiliate of Husky or a member of the board of directors of any affiliate of Husky) in connection with the Arrangement, then the Husky DSUs held by such holder will be settled and redeemed in strict accordance with the terms of the Husky DSU Plan, without the making of any adjustments or other determinations as may be available to the Husky Board, or any committee thereof, in their discretion pursuant to the terms of the Husky DSU Plan or any Husky DSUs granted thereunder, provided that the settlement date of such Husky DSUs shall be as soon as practicable after the holder’s termination.

(c)

Husky shall: (i) ensure that it will have available funds, at the Effective Time, to pay the aggregate cash consideration, if any, to be paid to the holders of Husky DSUs and Husky PSUs in connection with the Arrangement; and (ii) cause to be taken all necessary corporate action to allot and reserve for issuance the Husky Common Shares, if any, to be issued in settlement of Husky DSUs in connection with the Arrangement.

(d)	The Husky Options outstanding immediately prior to the Effective Time shall be treated in accordance with the Plan of Arrangement.

2.11	Treatment of Cenovus Incentives

(a)

The Parties acknowledge that the Arrangement will result in a “change of control” in respect of the Cenovus Options, the Cenovus PSUs and the Cenovus RSUs and the vesting of the Cenovus Options, the Cenovus PSUs and the Cenovus RSUs shall be accelerated as a result of the completion of the Arrangement. In respect of the payout of Cenovus Options, Cenovus PSUs and Cenovus RSUs granted under the Cenovus Incentive Plans following the Agreement Date (including, for greater certainty, payments made in respect of Cenovus Options, Cenovus PSUs and Cenovus RSUs for which vesting has accelerated as a result of the completion of the Agreement), Cenovus hereby covenants and agrees that such payments will be determined in strict accordance with the terms of the Cenovus Incentive Plans, without the making of any adjustments (including as a consequence of the Arrangement) or other determinations as may be available to the Cenovus Board, or any committee thereof, in their discretion pursuant to the terms of the Cenovus Incentive Plans or any Cenovus Incentives granted thereunder.

(b)

If a holder of Cenovus DSUs has a “Director’s Termination Date” (within the meaning of the Cenovus Director DSU Plan) or an employee of Cenovus (or an employee of an affiliate of Cenovus) has a “Termination Date” (within the meaning of the Cenovus Employee DSU Plan), as applicable, in connection with the Arrangement, then the Cenovus DSUs held by such holder will be settled and redeemed in strict accordance with the terms of the applicable Cenovus DSU Plan, without the making of any adjustments or other determinations as may be available to the Cenovus Board, or any committee thereof, in their discretion pursuant to the terms of the applicable Cenovus DSU Plan or any Cenovus DSUs granted thereunder, provided that the settlement date of such Cenovus DSUs shall be as soon as practicable after the holder’s termination.

(c)

Cenovus shall: (i) ensure that it will have available funds, at the Effective Time, to pay the aggregate cash consideration, if any, to be paid to the holders of Cenovus DSUs, Cenovus PSUs and Cenovus RSUs in connection with the Arrangement; and (ii) cause to be taken all necessary corporate action to allot and reserve for issuance the Cenovus Common Shares, if any, to be issued in settlement of Cenovus Options, Cenovus PSUs and Cenovus RSUs in connection with the Arrangement.

2.12	Applicable U.S. Securities Laws

The Arrangement shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement and grants the Final Order, the issuance of the Cenovus Common Shares, the Cenovus Warrants, the Cenovus Replacement Options and the Cenovus Preferred Shares issuable to Husky Common Shareholders, holders of Husky Options and Husky Preferred Shareholders, as applicable, under the Arrangement will not require registration under the U.S. Securities Act, in reliance upon section 3(a)(10) thereof. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set out in this Section 2.12.

2.13	Withholdings Obligations

(a)

Husky, Cenovus and the Depositary shall be entitled to deduct or withhold from any amounts payable to any Husky Common Shareholder, any Husky Preferred Shareholder, any holder of Husky Options or any other Person, pursuant to the Arrangement, such amounts (whether in cash, Cenovus Common Shares, Cenovus Warrants or Cenovus Preferred Shares) as Husky, Cenovus or the Depositary reasonably determines it is required to deduct or withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to the holders of Husky Common Shares, Husky Preferred Shares or Husky Options in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts are timely remitted to the appropriate Governmental Authority. Any of Husky, Cenovus or the Depositary is hereby authorized to sell or otherwise dispose of any share consideration as is necessary to provide sufficient funds to Husky, Cenovus or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of Husky, Cenovus or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and Husky, Cenovus or the Depositary, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

(b)

Husky shall be exclusively responsible to ensure compliance with any obligations in respect of withholding Taxes in respect of any amounts paid in connection with the settlement of Husky Incentives (whether pursuant to Section 2.10 or otherwise), and Husky shall deliver the consideration for the foregoing net of such amounts to holders of Husky Incentives. Any such amounts deducted, withheld and remitted by Husky will be treated for all purposes, including under this Agreement, as having been paid to the holders of Husky Incentives in respect of which such deduction, withholding and remittance was made, provided that such deducted and withheld amounts are timely remitted to the appropriate Governmental Authority.

(c)

Cenovus shall be exclusively responsible to ensure compliance with any obligations in respect of withholding Taxes in respect of any amounts paid in connection with the settlement of Cenovus Incentives (whether pursuant to Section 2.11 or otherwise), and Cenovus shall deliver the consideration for the foregoing net of such amounts to holders of Cenovus Incentives or make other arrangements for the satisfaction of such withholding Taxes. Any such amounts deducted, withheld and remitted by Cenovus will be treated for all purposes, including under this Agreement, as having been paid to the holders of Cenovus Incentives in respect of which such deduction, withholding and remittance was made, provided that such deducted and withheld amounts are timely remitted to the appropriate Governmental Authority.

ARTICLE 3

COVENANTS AND ADDITIONAL AGREEMENTS

3.1	Conduct of Business of Cenovus

From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement), except for any internal reorganizations solely amongst the Cenovus Group, or as otherwise required by Applicable Laws or except with the prior written consent of Husky (such consent not to be unreasonably withheld, conditioned or delayed):

(a)

the business of the Cenovus Group shall be conducted only in, and the members of the Cenovus Group shall not take any action except in, the ordinary course of business and consistent with past practice, with it being acknowledged and agreed by Husky that such covenant is subject to: (i) the Cenovus Group’s compliance with Applicable Laws related to the COVID-19 pandemic; and (ii) actions taken as a result of such pandemic’s continuing effect on working restrictions and the local, national and global economy (including any work stoppages or operational stoppages necessary to safeguard life or property); provided that any such action taken outside of the ordinary course of business or inconsistent with past practice as a result of such pandemic’s continuing effect on working restrictions and the local, national and global economy (including any work stoppages or operational stoppages necessary to safeguard life or property) will be commercially reasonable and, to the extent applicable, not disproportionate compared to actions taken by companies similar to Cenovus, and Cenovus shall use all reasonable commercial efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships;

(b)

Cenovus shall not, and shall not permit any other member of the Cenovus Group to, directly or indirectly: (i) amend Cenovus’s constating documents or amend in any material respects the constating documents of any other member of the Cenovus Group; (ii) amend its existing accounting policies, practices, methods and principles or adopt new accounting principles, in each case except as required by IFRS; (iii) declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of its shares owned by any Person other than a member of the Cenovus Group; (iv) except (A) Cenovus Common Shares issuable pursuant to the terms of outstanding Cenovus Incentives and convertible securities, or (B) with respect to the grant of Cenovus Incentives in the ordinary course of business consistent with past practice, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Cenovus or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of Cenovus or any of its subsidiaries; (v) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (vi) amend the terms of any of its securities; (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Cenovus or any of its Material Subsidiaries; or (viii) enter into, modify or terminate any Contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)

except as disclosed in writing by Cenovus to Husky, Cenovus shall not, and shall not permit any other member of the Cenovus Group to, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets of any member of the Cenovus Group with a value individually or in the aggregate exceeding [Amount Redacted.], other than the sale of petroleum products in the ordinary course of business; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to or from wholly-owned subsidiaries or partnerships) or, other than the purchase of petroleum products in the ordinary course of business, purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding [Amount Redacted.]; (iii) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business consistent with past practice, for refinancing existing debt on commercially reasonable terms given market conditions at the applicable time or in relation to internal transactions solely involving the members of the Cenovus Group; (iv) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of Cenovus, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Cenovus’s most recently publicly available financial statements as of the Agreement Date or incurred in the ordinary course of business consistent with past practice; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of Cenovus; (vi) waive, release, grant or transfer any rights of value or modify or change any existing license, lease, Contract or other document which is material to the business of Cenovus, other than in the ordinary course of business consistent with past practice; (vii) enter into, amend or terminate any Hedging Transaction, other than a Hedging Transaction entered into, amended or terminated in the ordinary course of business consistent with past practice; (viii) no member of the Cenovus Group will agree to, endorse, enter into, change, amend or modify any Contract, arrangement or undertaking with any Person (other than a subsidiary of Cenovus) in which such member of the Cenovus Group holds a direct or indirect equity interest; or (ix) authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing;

(d)

Cenovus shall not enter into any Contract that has take or pay obligations of any nature whatsoever which individually could require payments by Cenovus of more than [Amount Redacted.] annually or that in aggregate together with other Contracts with take or pay obligations of any nature whatsoever entered into after the Agreement Date could require payments by Cenovus of more than [Amount Redacted.] annually;

(e)

except for the aggregate amount set forth in the Cenovus Capital Program, Cenovus shall not incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate exceeding [Amount Redacted.];

(f)

except in the ordinary course of business consistent with past practice or pursuant to existing employment, pension, supplemental pension, termination or compensation arrangements, policies or agreements (copies of which have been provided to Husky on or prior to the Agreement Date), or except as disclosed in writing by Cenovus to Husky, Cenovus shall not, and shall not permit any other members of the Cenovus Group to, grant to any executive officer or director an increase in compensation in any form, grant to any other employee any increase in compensation in any form (other than in the ordinary course and consistent with past practice), make any loan to any officer or director, or take any action with respect to the grant of any change of control, severance, retention or termination pay to, or the entering into of any employment agreement with, any executive officer or director of any member of the Cenovus Group, or with respect to any increase of benefits payable under its current change of control, severance or termination pay policies;

(g)

except as disclosed in writing by Cenovus to Husky, no member of the Cenovus Group shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with non-discretionary requirements of pre-existing plans;

(h)

Cenovus shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or reinsurance) policies, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to Cenovus, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(i)

Cenovus shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons (including all Persons who are non-residents of Canada for the purposes of the Tax Act), all amounts that are required to be so withheld by any Applicable Laws and Cenovus shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;

(j)

Cenovus shall: (i) duly and on a timely basis file all material Returns required to be filed by it and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all material Taxes which are due and payable unless validly contested; (iii) not make, rescind or revoke any material express or deemed election relating to Taxes, file any material amended Returns or make any material Tax filings outside the ordinary course of business; (iv) not make a request for a Tax ruling with any Governmental Authority with respect to any material Taxes; (v) not agree to any extension of time for the filing of any material Returns or with respect to the assessment or reassessment of material Taxes; (vi) not enter into a settlement agreement or settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes in respect of any matter where the aggregate amount of Tax exceeds [Amount Redacted.]; (vii) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Returns for the taxation year ending December 31, 2019; (viii) not enter into any Tax sharing, Tax allocation or Tax indemnification agreement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes); and (ix) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all material Taxes accruing in respect of Cenovus which are not due or payable prior to the Effective Date; and

(k)	Cenovus shall not agree, resolve or commit to do any of the foregoing.

Nothing in this Agreement is intended to or shall result in Husky exercising material influence over the operations of Cenovus, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

3.2	Conduct of Business of Husky

From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement and any Pre-Arrangement Reorganization), or as otherwise required by Applicable Laws or except with the prior written consent of Cenovus (such consent not to be unreasonably withheld, conditioned or delayed):

(a)

the business of the Husky Group shall be conducted only in, and the members of the Husky Group shall not take any action except in, the ordinary course of business and consistent with past practice, with it being acknowledged and agreed by Cenovus that such covenant is subject to: (i) the Husky Group’s compliance with Applicable Laws related to the COVID-19 pandemic; and (ii) actions taken as a result of such pandemic’s continuing effect on working restrictions and the local, national and global economy (including any work stoppages or operational stoppages necessary to safeguard life or property); provided that any such action taken outside of the ordinary course of business or inconsistent with past practice as a result of such pandemic’s continuing effect on working restrictions and the local, national and global economy (including any work stoppages or operational stoppages necessary to safeguard life or property) will be commercially reasonable and, to the extent applicable, not disproportionate compared to actions taken by companies similar to Husky, and Husky shall use all reasonable commercial efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships;

(b)

Husky shall not, and shall not permit any other member of the Husky Group to, directly or indirectly: (i) amend Husky constating documents or amend in any material respects the constating documents of any other member of the Husky Group; (ii) amend its existing accounting policies, practices, methods and principles or adopt new accounting principles, in each case except as required by IFRS; (iii) except for regular quarterly dividends to holders of Husky Common Shares and Husky Preferred Shares in accordance with the terms thereof and in an amount consistent with past practice, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of its shares owned by any Person other than a member of the Husky Group; (iv) except (A) in relation to internal transactions solely involving the members of the Husky Group, (B) Husky Common Shares issuable pursuant to the terms of outstanding Husky Incentives and convertible securities, or (C) with respect to the grant of Husky Incentives in the ordinary course of business consistent with past practice, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Husky or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of Husky or any of its subsidiaries; (v) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (vi) amend the terms of any of its securities; (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Husky or any of its Material Subsidiaries; or (viii) enter into, modify or terminate any Contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)

except as disclosed in writing by Husky to Cenovus, Husky shall not, and shall not permit any other member of the Husky Group to, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets of any member of the Husky Group with a value individually or in the aggregate exceeding [Amount Redacted.], other than the sale of petroleum products in the ordinary course of business; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to or from wholly-owned subsidiaries or partnerships) or, other than the purchase of petroleum products in the ordinary course of business, purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding [Amount Redacted.]; (iii) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business consistent with past practice, for refinancing existing debt on commercially reasonable terms given market conditions at the applicable time or in relation to internal transactions solely involving the members of the Husky Group; (iv) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of Husky, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Husky’s most recently publicly available financial statements as of the Agreement Date or incurred in the ordinary course of business consistent with past practice; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of Husky; (vi) waive, release, grant or transfer any rights of value or modify or change any existing license, lease, Contract or other document which is material to the business of Husky, other than in the ordinary course of business consistent with past practice; (vii) enter into, amend or terminate any Hedging Transaction, other than a Hedging Transaction entered into, amended or terminated in the ordinary course of business consistent with past practice; (viii) no member of the Husky Group will agree to, endorse, enter into, change, amend or modify any

Contract, arrangement or undertaking with any Person (other than a subsidiary of Husky) in which such member of the Husky Group holds a direct or indirect equity interest; or (ix) authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing;

(d)

Husky shall not enter into any Contract that has take or pay obligations of any nature whatsoever which individually could require payments by Husky of more than [Amount Redacted.] annually or that in aggregate together with other Contracts with take or pay obligations of any nature whatsoever entered into after the Agreement Date could require payments by Husky of more than [Amount Redacted.] annually;

(e)

except for the aggregate amount set forth in the Husky Capital Program, Husky shall not incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate exceeding [Amount Redacted.];

(f)

except in the ordinary course of business consistent with past practice or pursuant to existing employment, collective bargaining, pension, supplemental pension, termination or compensation arrangements, policies or agreements (copies of which have been provided to Cenovus on or prior to the Agreement Date), or except as disclosed in writing by Husky to Cenovus, Husky shall not, and shall not permit any other members of the Husky Group to, grant to any executive officer or director an increase in compensation in any form, grant to any other employee any increase in compensation in any form (other than in the ordinary course and consistent with past practice), make any loan to any officer or director, or take any action with respect to the grant of any change of control, severance, retention or termination pay to, or the entering into of any employment agreement with, any executive officer or director of any member of the Husky Group, or with respect to any increase of benefits payable under its current change of control, severance or termination pay policies;

(g)

except as disclosed in writing by Husky to Cenovus, no member of the Husky Group shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with non-discretionary requirements of pre-existing plans;

(h)

Husky shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or reinsurance) policies, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to Husky, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(i)

Husky shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons (including all Persons who are non-residents of Canada for the purposes of the Tax Act), all amounts that are required to be so withheld by any Applicable Laws and Husky shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;

(j)

Husky shall: (i) duly and on a timely basis file all material Returns required to be filed by it and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all material Taxes which are due and payable unless validly contested; (iii) not make, rescind or revoke any material express or deemed election relating to Taxes, file any material amended Returns or make any material Tax filings outside the ordinary course of business; (iv) not make a request for a Tax ruling with any Governmental Authority with respect to any material Taxes; (v) not agree to any extension of time for the filing of any material Returns or with respect to the assessment or reassessment of material Taxes; (vi) not enter into a settlement agreement or settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes in respect of any matter where the aggregate amount of Tax exceeds [Amount Redacted.]; (vii) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Returns for the taxation year ending December 31, 2019; (viii) not enter into any Tax sharing, Tax allocation or Tax indemnification agreement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes); and (ix) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all material Taxes accruing in respect of Husky which are not due or payable prior to the Effective Date; and

(k)	Husky shall not agree, resolve or commit to do any of the foregoing.

Nothing in this Agreement is intended to or shall result in Cenovus exercising material influence over the operations of Husky, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

3.3	Mutual Covenants Regarding the Arrangement

Subject to Applicable Laws, from the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement), or as otherwise required by Applicable Laws or except with the prior written consent of the Other Party (such consent not to be unreasonably withheld, conditioned or delayed):

(a)

each Party will comply promptly with all requirements imposed by Law on it with respect to this Agreement and the Arrangement, including seeking all required securityholder approvals at the Husky Meeting and the Cenovus Meeting, as applicable;

(b)

each Party will use its reasonable commercial efforts to assist the Other Party in obtaining the Interim Order and the Final Order and to carry out the intent or effect of this Agreement and the Arrangement;

(c)

each Party shall use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under this Agreement (to the extent the satisfaction of the same is within the control of such Party) and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete and give effect to the transactions contemplated by this Agreement and the Arrangement, including using its reasonable commercial efforts to promptly:

(i)

obtain and maintain all necessary waivers, consents, permits, exemptions, orders, agreements, amendments (including, if applicable, in respect of the Interim Order), confirmations and approvals required to be obtained from any Person in connection with the Arrangement (including from counterparties to any material Contracts); and notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement: (A) not, without the prior written consent of the Other Party (such consent not to be unreasonably withheld, conditioned or delayed), pay or commit to pay to such Person whose approval or consent is being solicited any material amount of cash or other consideration, or make any material commitment or incur any liability or other obligation due to such Person to the extent that such payments are not provided for in a Contract with such Person; and (B) neither Party nor any of their respective affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any material amount of cash or other consideration, or make any commitment or incur any liability or other obligation to such Person to the extent that such payments are not provided for in a Contract with such Person;

(ii)

other than in connection with obtaining the Key Regulatory Approvals, which approvals shall be governed by the provisions of Section 3.7, obtain all necessary consents, assignments, waivers and amendments to, or terminations of, any instruments or other documents to which it is a party, or by which it is bound, that may be necessary to permit it to carry out the transactions contemplated by this Agreement and to take such other steps and actions as may be necessary or appropriate to fulfill its obligations hereunder;

(iii)

other than in connection with obtaining the Key Regulatory Approvals, which approvals shall be governed by the provisions of Section 3.7, effect all necessary registrations, filings and submissions of information required by Governmental Authority from such Party and its subsidiaries relating to the Arrangement;

(iv)

other than in connection with obtaining the Key Regulatory Approvals, which approvals shall be governed by the provisions of Section 3.7, obtain all necessary exemptions, consents, orders, approvals and authorizations as are required by it under all Applicable Laws to permit it to carry out the transactions contemplated by this Agreement and/or necessary to complete the Arrangement; and

(v)

upon reasonable consultation with the Other Party, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to retain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and to defend, or cause to be defended, all lawsuits or other legal, regulatory or other proceedings challenging or affecting the Arrangement or this Agreement or the consummation of the transactions contemplated hereby;

(d)

each Party will promptly provide to the Other Party, for review by the Other Party and its counsel, prior to filing or issuance of the same, any proposed public disclosure document, including any news release or material change report, subject to such Party’s obligations under Applicable Canadian Securities Laws and Applicable U.S. Securities Laws to make continuous disclosure and timely disclosure of material information, and the Other Party agrees to keep such information confidential until it is filed as part of such Party’s public disclosure record on SEDAR and EDGAR, as applicable;

(e)

no member of the Husky Group or the Cenovus Group, as applicable, shall take any action, refrain from taking any reasonable commercial action, or permit any action to be taken or reasonable commercial action to not be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially impede or significantly delay the consummation of the Arrangement or the transactions contemplated hereby, or which would render, or may reasonably be expected to render, any representation or warranty made by such Party in this Agreement untrue in any material respect;

(f)	each Party will promptly notify the Other Party in writing of:

(i)

any notice or other communication from any Person (other than Governmental Authorities in connection with the Key Regulatory Approvals) alleging that the consent or waiver, permit, exemption, order, approval, agreement, amendment or confirmation of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement and the response thereto from such Party, its subsidiaries or its Representatives;

(ii)

any material communication from any Governmental Authority in connection with the transactions and Key Regulatory Approvals contemplated by this Agreement and the response thereto from such Party, its subsidiaries or its Representatives;

(iii)

any material Governmental Authority or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of any member of the Husky Group or the Cenovus Group, as applicable, or the Arrangement, and any material change in relation thereto;

(iv)

all material matters relating to material claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of such Party, threatened, against any member of the Husky Group or the Cenovus Group, as applicable, or related to the Arrangement; and

(v)

any material change (actual, anticipated, contemplated or, to the knowledge of such Party, threatened) in its business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by such Party in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect; and

such Party shall in good faith discuss with the Other Party any change in circumstances (actual, anticipated, contemplated, or to the knowledge of such Party, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the Other Party pursuant to this Section 3.3(f);

(g)

each Party shall promptly inform the Other Party as soon as it is aware of any material communication (written or oral) received by such Party or its Representatives from the Husky Common Shareholders, the Husky Preferred Shareholders or the holders of Husky Options (in the case of Husky) or the Cenovus Common Shareholders (in the case of Cenovus) in opposition to the Arrangement or the transactions contemplated in this Agreement;

(h)

each Party will use its reasonable commercial efforts to maintain its status as a “reporting issuer” (or similarly designated entity) not in default under the securities legislation in force in all provinces and territories of Canada where it is a reporting issuer at the Agreement Date;

(i)

each Party shall indemnify and save harmless the Other Party and its subsidiaries and their respective directors, officers, employees, representatives and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which any of such Persons may be subject or which any of such Persons may suffer or incur, whether under the provisions of any Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation by such Party in the Husky Information (in the case of Husky) or the Cenovus Information (in the case of Cenovus) contained in the Circular; or

(ii)

any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission of a material fact or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by such Party in the Husky Information (in the case of Husky) or the Cenovus Information (in the case of Cenovus) contained in the Circular, except that such Party shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based solely upon any untrue statement or omission of a material fact or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Cenovus Information or the Husky Information, as applicable, included in the Circular or the non-compliance by the Other Party with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(j)

except for proxies and non-substantive communications with the holders of its securities and communications that a Party is required to keep confidential pursuant to Applicable Law, such Party shall furnish promptly to the Other Party, or the Other Party’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by such Party from holders of such Party’s securities or regulatory agencies in connection with: (i) the Arrangement; (ii) the Husky Meeting or the Cenovus Meeting, as applicable; (iii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and (iv) any dealings with stock exchanges or regulatory agencies, in connection with the transactions contemplated by this Agreement;

(k)

other than in connection with obtaining the Key Regulatory Approvals, which approvals shall be governed by the provisions of Section 3.7, each Party shall make all filings and applications under Applicable Laws that are required to be made by such Party in connection with the Arrangement and shall take all reasonable commercial action necessary to be in compliance, in all material respects, with such Applicable Laws; and

(l)

each Party shall ensure that it has available funds to permit the payment of the Cenovus Termination Amount pursuant to Section 7.2, the Husky Termination Amount pursuant to Section 7.3 or expense reimbursement pursuant to Section 7.5, as applicable, having regard to its other liabilities and obligations, and will take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if required.

3.4	Additional Covenants of Cenovus

Cenovus shall perform, and shall cause each of the other members of the Cenovus Group to perform, all obligations required to be performed by the members of the Cenovus Group under this Agreement, co-operate with Husky in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing:

(a)	Cenovus shall assist Husky in the preparation of the Court documents related to the Interim Order and the Final Order;

(b)

subject to Laws, Cenovus shall not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Husky’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; on the condition that nothing herein shall require Husky to agree or consent to any decreased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases Husky’s obligations, or diminishes or limits Husky’s rights, set forth in any such filed or served materials or under this Agreement;

(c)

unless this Agreement shall have been terminated in accordance with Section 9.1, Cenovus shall convene and hold the Cenovus Meeting, at which meeting the Share Issuance Resolution shall be submitted to the Cenovus Common Shareholders entitled to vote upon such resolution for approval, even if the Cenovus Board shall have withdrawn, amended, modified or qualified the Cenovus Board Recommendation;

(d)

subject to the terms of this Agreement, Cenovus shall solicit proxies to be voted at the Cenovus Meeting in favour of the matters to be considered at such meeting, including the Share Issuance Resolution and against any resolution submitted by any Person that is inconsistent with such resolution and the completion of any of the transactions contemplated by this Agreement and, if requested by Husky, acting reasonably, shall engage a proxy solicitation agent to solicit proxies in favour of the Share Issuance Resolution and shall cooperate with any Persons engaged to solicit proxies in favour of the approval of the Share Issuance Resolution;

(e)

Cenovus shall conduct the Cenovus Meeting in accordance with the by-laws of Cenovus and any instrument of a Governmental Authority governing or having authority over such meeting and otherwise in accordance with Applicable Laws;

(f)

Cenovus shall, if requested in writing on or prior to the Effective Date by a Person that is, or will be, a beneficial holder of more than 5% of the outstanding Cenovus Common Shares immediately after the consummation of the Arrangement that was not party to a registration rights agreement or similar agreement that was in full force and effect as at the Agreement Date, cause to be executed and delivered a Pre-Emptive Rights Agreement, in the form attached hereto as Schedule “I”, and a Registration Rights Agreement, in the form attached hereto as Schedule “J”, in each case between Cenovus and such beneficial holder;

(g)

subject to the approval of the Share Issuance Resolution by the Cenovus Common Shareholders at the Cenovus Meeting, Cenovus shall enter into an amendment to the Cenovus SRP Agreement effecting such amendments thereto as shall be reasonably necessary to cause an acquisition by any Person of Cenovus Common Shares or of rights to acquire Cenovus Common Shares pursuant to (i) the Arrangement, (ii) the Cenovus Warrants, including the exercise thereof, or (iii) any exercise of pre-emptive rights, including pursuant to any follow-on offering, in accordance with the terms and conditions of any Pre-Emptive Rights Agreement entered into by Cenovus pursuant to this Agreement, to not result in the occurrence of a “Flip-In Event” or the “Separation Time” (as those terms are defined in the Cenovus SRP Agreement), which amendments shall be effective not later than immediately prior to the Effective Time and conditional upon the Effective Time occurring;

(h)	Cenovus will use its reasonable commercial efforts to maintain the listing of the Cenovus Common Shares on the TSX and the NYSE;

(i)

Cenovus shall: (i) apply to the TSX for conditional approval of the listing of: (A) the Cenovus Common Shares, the Cenovus Warrants and the Cenovus Preferred Shares to be issued pursuant to the Arrangement; (B) the Cenovus Common Shares issuable upon exercise of Cenovus Warrants; and (C) the Cenovus Common Shares issuable upon exercise of Cenovus Replacement Options; (ii) apply to the NYSE for approval of the listing of: (A) the Cenovus Common Shares and the Cenovus Warrants to be issued pursuant to the Arrangement; (B) the Cenovus Common Shares issuable upon exercise of Cenovus Warrants; and (C) the Cenovus Common Shares issuable upon exercise of Cenovus Replacement Options; (iii) use all reasonable commercial efforts to obtain such conditional approval or approvals, subject only to customary conditions for listing of such Cenovus Common Shares, Cenovus Warrants and Cenovus Preferred Shares, including receiving the approval of the Cenovus Common Shareholders for the Share Issuance Resolution, prior to the mailing of the Circular; and (iv) on the Effective Date, enter into the Cenovus Warrant Indenture on terms and conditions, including the terms and conditions of the Cenovus Warrants thereunder, satisfactory to Cenovus and Husky, each acting reasonably;

(j)

Cenovus will cause to be taken all necessary corporate action to create, allot and reserve for issuance: (i) the Cenovus Common Shares and the Cenovus Warrants to be issued in exchange for Husky Common Shares pursuant to the Plan of Arrangement; (ii) if the Preferred Share Condition is satisfied prior to the Effective Time, the Cenovus Preferred Shares to be issued in exchange for issued and outstanding Husky Preferred Shares pursuant to the Plan of Arrangement; (iii) the Cenovus Common Shares issuable upon exercise of Cenovus Warrants; and (iv) the Cenovus Common Shares issuable upon exercise of Cenovus Replacement Options;

(k)

Cenovus will make all filings and applications under Applicable Laws that are required to be made on the part of Cenovus or, following the Effective Date, Husky, in connection with the transactions contemplated herein and shall take all action that may be necessary to be in compliance, in all material respects, with such Applicable Laws;

(l)

prior to the Effective Time (whether prior to or after the Agreement Date): (i) Cenovus shall have filed a short form prospectus or a short form base shelf prospectus and accompanying prospectus supplement with respect to such short form base shelf prospectus, in each case with the Alberta Securities Commission (each, a “Canadian Warrant Prospectus”), qualifying the issuance of Cenovus Common Shares upon exercise of Cenovus Warrants (the “Cenovus Warrant Shares”); (ii) Cenovus shall have obtained a final receipt from the Alberta Securities Commission, in its capacity as principal regulator, representing the deemed receipt of each of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada for such short form prospectus or short form base shelf prospectus, as applicable; and (iii) Cenovus shall have filed a registration statement on Form F-10 with the U.S. Securities and Exchange Commission and, if such Form F-10 contains a short form base shelf prospectus, an accompanying prospectus supplement (each, a “U.S. Warrant Prospectus”) for the registration of Cenovus Warrant Shares issuable upon exercise of Cenovus Warrants under the U.S. Securities Act and such registration statement on Form F-10 shall have become effective;

(m)

Cenovus shall use its best efforts to cause there to be: (i) if required by Applicable Canadian Securities Laws, a Canadian Warrant Prospectus qualifying the issuance of the Cenovus Warrant Shares; and (ii) an effective registration statement registering the issuance of the Cenovus Warrant Shares under the U.S. Securities Act, in each case, for so long as any Cenovus Warrants are outstanding; and

(n)

Cenovus shall, on or as promptly as practicable following the Effective Date, cause there to be a registration statement on Form S-8 filed with the U.S. Securities and Exchange Commission which registers the issuance of the Cenovus Common Shares upon exercise of the Cenovus Replacement Options.

3.5	Additional Covenants of Husky

Husky shall perform, and shall cause each of the other members of the Husky Group to perform, all obligations required to be performed by the members of the Husky Group under this Agreement, co-operate with Cenovus in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing:

(a)	Husky will forthwith carry out the terms of the Interim Order and the Final Order;

(b)	Husky will use its reasonable commercial efforts to maintain the listing of the Husky Common Shares and the issued and outstanding Husky Preferred Shares on the TSX;

(c)

unless this Agreement shall have been terminated in accordance with Section 9.1, Husky shall convene and hold the Husky Meeting, at which meeting the Arrangement Resolution and the Preferred Shareholder Resolution shall be submitted to the Husky Common Shareholders, the Husky Preferred Shareholders and the holders of Husky Options entitled to vote upon such respective resolution for approval, even if the Husky Board shall have withdrawn, amended, modified or qualified the Husky Board Recommendation;

(d)

Husky shall conduct the Husky Meeting in accordance with the by-laws of Husky and any instrument of a Governmental Authority governing or having authority over such meeting (including, in the case of the Husky Meeting, the Interim Order) and otherwise in accordance with Applicable Laws;

(e)

subject to the terms of this Agreement: (i) Husky shall solicit proxies to be voted at the Husky Meeting in favour of the matters to be considered at such meeting, including the Arrangement Resolution and the Preferred Shareholder Resolution and against any resolution submitted by any Person that is inconsistent with such resolutions and the completion of any of the transactions contemplated by this Agreement; (ii) Husky shall permit Cenovus to solicit on behalf of management of Husky proxies to be voted at the Husky Meeting in favour of the Preferred Shareholder Resolution; and (iii) if requested by Cenovus, acting reasonably, Husky shall engage a proxy solicitation agent to solicit proxies in favour of the Preferred Shareholder Resolution and shall cooperate with any Persons engaged to solicit proxies in favour of the approval of the Preferred Shareholder Resolution;

(f)

prior to the Effective Date, Husky shall cooperate with Cenovus in making an application to list: (i) the Cenovus Common Shares, the Cenovus Warrants and the Cenovus Preferred Shares to be issued pursuant to the Arrangement on the TSX; (ii) the Cenovus Common Shares issuable upon exercise of Cenovus Warrants on the TSX; (iii) the Cenovus Common Shares issuable upon exercise of Cenovus Replacement Options on the TSX; (iv) the Cenovus Common Shares and the Cenovus Warrants to be issued pursuant to the Arrangement on the NYSE; and (v) the Cenovus Common Shares issuable upon exercise of Cenovus Warrants on the NYSE; and (vi) the Cenovus Common Shares issuable upon exercise of Cenovus Replacement Options on the NYSE; and

(g)

Husky shall promptly inform Cenovus as soon as it is aware of the number of Husky Common Shareholders and Husky Preferred Shareholders for which Husky receives notices of dissent or written objections to the Arrangement, whether or not such notices or objections are valid or in proper form, and provide Cenovus with copies of such notices and written objections on an as received basis and, subject to Applicable Laws, shall provide Cenovus with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of Husky to any Husky Common Shareholder or Husky Preferred Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, and reasonable consideration shall be given to any comments made by Cenovus and its counsel prior to sending any such written communications. Husky shall not settle any claims with respect to Dissent Rights without the prior written consent of Cenovus, not to be unreasonably withheld, conditioned or delayed.

3.6	Pre-Arrangement Reorganization

(a)	Subject to Section 3.6(b), Husky agrees that, upon request of Cenovus, Husky shall use its commercially reasonable efforts to:

(i)

perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Cenovus may request, acting reasonably (each, a “Pre-Arrangement Reorganization”);

(ii)

cooperate with Cenovus and its advisors to determine the nature of the Pre-Arrangement Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, including providing any necessary information in connection therewith; and

(iii)

cooperate with Cenovus and its advisors to seek to obtain consents or waivers which might be required from Husky’s lenders under the Husky Notes and the Husky Credit Facilities in connection with the Pre-Arrangement Reorganizations, if any.

(b)

Notwithstanding the foregoing, Husky will not be obligated to participate in any Pre-Arrangement Reorganization under Section 3.6(a) unless it determines to its satisfaction, acting reasonably, that such Pre-Arrangement Reorganization:

(i)

does not impair, impede, delay or prevent the satisfaction of any conditions set forth in Article 6, or the ability of Husky or Cenovus to consummate, and will not materially delay the consummation of, the Arrangement;

(ii)	does not require Husky to obtain the approval of any Husky Common Shareholder, Husky Preferred Shareholder or holder of Husky Options (or, after the mailing of the Circular, any amendment thereto);

(iii)

does not reduce or modify or otherwise change the substance or form of the consideration to be received under the Arrangement by any Husky Common Shareholder, Husky Preferred Shareholder or holder of Husky Options;

(iv)

does not adversely affect or impact the Tax consequences to the Husky Common Shareholders, the Husky Preferred Shareholders or the holders of Husky Options in connection with the consummation of the Arrangement or otherwise result in any negative Tax consequences being imposed directly on any Husky Common Shareholder, Husky Preferred Shareholder or the holders of Husky Options;

(v)	does not materially interfere with the ongoing operations of the members of the Husky Group;

(vi)

does not result in any material tax (or other) costs to the Husky Group unless Cenovus agrees to indemnify Husky for such costs in the event that the Pre-Arrangement Reorganization is completed and the Arrangement is not completed;

(vii)	would not require any member of the Husky Group to contravene any Laws; and

(viii)	is effected as close as reasonably practicable prior to the Effective Time.

(c)

Cenovus must provide written notice to Husky of any proposed Pre-Arrangement Reorganization at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, Husky and Cenovus shall work cooperatively and use their commercially reasonable efforts to prepare, prior to the Effective Time, all documentation necessary and do such other acts and things as are necessary to give effect to such Pre- Arrangement Reorganization, including any amendment to the Plan of Arrangement (on the condition that such amendments do not require Husky to obtain approval of the Husky Common Shareholders or the Husky Preferred Shareholders other than as properly put forward and approved at the Husky Meeting), provided that no Pre-Arrangement Reorganization shall become effective until Cenovus has waived or confirmed in writing the satisfaction of all conditions in its favour respecting the completion of the Arrangement and shall have confirmed in writing that Cenovus is prepared to promptly and without condition proceed to effect the Arrangement.

(d)

Without limiting the generality of the foregoing, if the Arrangement is not completed, Cenovus agrees that it will be responsible for all reasonable costs and expenses incurred by the Husky Group associated with any Pre-Arrangement Reorganization, including professional fees and expenses and Taxes, where such reorganization is to be carried out at Cenovus’s request, and shall indemnify and save harmless the Husky Group and its Representatives from and against any and all liabilities, losses, damages, Taxes, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Arrangement Reorganization (including in respect of any unwinding, reversal, modification or termination of a Pre-Arrangement Reorganization if necessary and possible in the event that the Arrangement is not consummated). Without duplication, if the Arrangement is not completed, Cenovus shall reimburse Husky forthwith for all reasonable fees and expenses (including any professional fees and expenses and Taxes) incurred by Husky in considering or effecting all or any part of the Pre-Arrangement Reorganization. Cenovus hereby waives any breach of, or non-compliance with, a representation, warranty or covenant by Husky, where such breach or non-compliance is a result of an action taken by any member of the Husky Group in good faith in connection with a Pre-Arrangement Reorganization requested by Cenovus in accordance with this Section 3.6.

3.7	Key Regulatory Approvals

(a)	In connection with the Key Regulatory Approvals:

(i)

(A) within six Business Days following the Agreement Date, Cenovus shall, with the assistance of and in consultation with Husky, prepare and file with the Commissioner a request for an ARC or, in the alternative, a No Action Letter, in respect of the transactions contemplated by this Agreement; and (B) upon written request by Cenovus or Husky, each of Cenovus and Husky shall, and shall cause their respective affiliates, if applicable, to file with the Commissioner a notification under Part IX of the Competition Act within 10 Business Days following receipt of such request; provided that neither Party may make any such written request until at least 20 days following the filing of the request for an ARC has been made pursuant to this Section 3.7(a)(i);

(ii)

concurrently with making the filings and notifications to the Commissioner under Section 3.7(a)(i), (A) each of Cenovus and, if applicable, Husky, shall, and shall cause their respective affiliates, if applicable, to give the required notice to the Minister of Transport under section 53.1 of the Canada Transportation Act; and (B) Cenovus shall, with the assistance of and in consultation with Husky and its affiliates, file with the Minister of Transport a submission with respect to the public interest as it relates to national transportation in respect of the transactions contemplated by this Agreement;

(iii)

within six Business Days following the Agreement Date, each of Cenovus and Husky shall, and shall cause their respective affiliates, if applicable, to file any prescribed notifications under the HSR Act in respect of the transactions contemplated by this Agreement; and

(iv)

as soon as reasonably practicable following (A) a determination by the Parties that a filing is mandatory or (B) a determination by a Party that a filing is prudent, in each case under any foreign investment law with respect to the transactions contemplated by this Agreement under any foreign investment laws, each of Cenovus and Husky shall, and shall cause their respective affiliates or Supporting Husky Shareholder, if applicable, to submit such filing with the applicable Governmental Authority in accordance with such foreign investment laws.

(b)

Each Party shall, and shall cause its respective affiliates to, use its commercially reasonable efforts to obtain all Key Regulatory Approvals as soon as reasonably practicable, but in any event no later than three Business Days prior to the Outside Date; provided, however, that Cenovus shall not be required to divest or hold separate, or to take any action or behavioural remedy, (i) in respect of any material business or assets of either the Cenovus Group or the Husky Group, in each case taken as a whole, or (ii) that would reasonably be expected to materially reduce the benefits of the Arrangement, in each case which may be required by any Governmental Authority to secure any such Key Regulatory Approvals; and provided that Cenovus shall consult with Husky in good faith in respect of any such proposed divestiture, hold separate, action or behavioural remedy and consider in good faith the comments of Husky in respect thereof.

(c)

In connection with obtaining the Key Regulatory Approvals, subject to Applicable Law, each Party shall, and shall cause its affiliates to: (i) cooperate with the Other Party and provide such assistance to the Other Party as the Other Party may reasonably request in connection with obtaining the Key Regulatory Approvals; (ii) respond at the earliest practicable date to any requests for information (including in respect of any submissions or supplementary information requests) or requests for meetings by any Governmental Authority; (iii) permit the Other Party an advance opportunity to review and comment upon any proposed written communications to any Governmental Authority, consider in good faith the comments of the Other Party, and provide the Other Party with final copies thereof; (iv) provide the Other Party a reasonable opportunity to participate in any meetings or discussions (whether in person, by e-mail, by telephone or otherwise) with any Governmental Authority (except where the Governmental Authority expressly requests that a Party should not be present at the meeting or discussion or part or parts of the meeting or discussion); (v) keep the Other Party informed of the status of the Key Regulatory Approvals and promptly notify the Other Party of receipt of any communications (oral or written) of any nature from a Governmental Authority and provide the Other Party with copies thereof; and (vi) subject to Section 3.7(b), refrain from extending or consenting to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the Other Party.

(d)

Notwithstanding any requirement in this Agreement, including Section 3.7 and Section 7.6, or any other provision in this Agreement, where a Party is required to provide information to the Other Party that the disclosing Party deems to be competitively sensitive, the disclosing Party may restrict the provision of such competitively sensitive information only to the external legal counsel of the Other Party, provided that the disclosing Party also provides a redacted version of any such information to the Other Party.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF CENOVUS

4.1	Representations and Warranties of Cenovus

Cenovus hereby makes to, and in favour of, Husky the representations and warranties set out in Schedule “E” and acknowledges that Husky is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

4.2	Investigation

Any investigation by Husky and its advisors shall not mitigate, diminish or affect the representations and warranties of Cenovus pursuant to this Agreement.

4.3	Disclaimer

Husky agrees and acknowledges that, except as set forth in this Agreement, Cenovus makes no representation or warranty, express or implied, at law or in equity, with respect to Cenovus, its businesses, its past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

4.4	Survival of Representations and Warranties

The representations and warranties of Cenovus contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF HUSKY

5.1	Representations and Warranties of Husky

Husky hereby makes to, and in favour of, Cenovus the representations and warranties set out in Schedule “F” and acknowledges that Cenovus is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

5.2	Investigation

Any investigation by Cenovus and its advisors shall not mitigate, diminish or affect the representations and warranties of Husky pursuant to this Agreement.

5.3	Disclaimer

Cenovus agrees and acknowledges that, except as set forth in this Agreement, Husky makes no representation or warranty, express or implied, at law or in equity, with respect to Husky, its businesses, its past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

5.4	Survival of Representations and Warranties

The representations and warranties of Husky contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 6

CONDITIONS PRECEDENT

6.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, are subject to the satisfaction, on or before the Effective Time, or such other time specified, of the following conditions:

(a)

the Interim Order shall have been granted in form and substance satisfactory to each of Cenovus and Husky, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Cenovus or Husky, each acting reasonably, on appeal or otherwise;

(b)

the Arrangement Resolution shall have been approved by the Husky Common Shareholders and the holders of Husky Options by the Husky Required Approval at the Husky Meeting, in accordance with the Interim Order;

(c)	the Share Issuance Resolution shall have been approved by the Cenovus Common Shareholders at the Cenovus Meeting;

(d)

the Final Order shall have been granted on terms consistent with this Agreement, and such order shall not have been set aside or modified in a manner unacceptable to Cenovus or Husky, acting reasonably, on appeal or otherwise;

(e)

(i) the TSX shall have conditionally approved the issuance and the listing and posting for trading on the TSX of: (A) the Cenovus Common Shares, the Cenovus Warrants and, if the Preferred Share Condition is satisfied prior to the Effective Time, the Cenovus Preferred Shares to be issued pursuant to the Arrangement; and (B) the Cenovus Common Shares issuable upon exercise of Cenovus Warrants; and (ii) the NYSE shall have approved the issuance of: (A) the Cenovus Common Shares and the Cenovus Warrants to be issued pursuant to the Arrangement; and (B) the Cenovus Common Shares issuable upon exercise of Cenovus Warrants, subject, in each case, to official notice of issuance, in each case subject only to customary conditions reasonably expected to be satisfied;

(f)	the Key Regulatory Approvals shall have been obtained, and each such Key Regulatory Approval shall be in full force and effect; and

(g)

no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement.

The conditions in this Section 6.1 are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by the mutual written consent of the Parties, in whole or in part, at any time and from time to time without prejudice to any other rights that the Parties may have, including the right of the Parties to rely on any other of such conditions.

6.2	Additional Conditions to Obligations of Cenovus

The obligation of Cenovus to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

Husky shall have fulfilled and complied with in all material respects each of its covenants herein to be performed, fulfilled or complied with on or before the Effective Time, and Husky shall have provided to Cenovus a certificate of two executive officers certifying compliance with such covenants dated the Effective Date;

(b)

(i)

the representations and warranties in Section (t) of Schedule F (Capitalization) shall be true and correct in all respects as of the Agreement Date and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak of an earlier date, the accuracy of which shall be determined as of such earlier date), except for such failures to be true and correct that are de minimis;

(ii)

the representations and warranties in Sections (a) (Organization and Qualification), (b) (Authority Relative to this Agreement), (c) (Material Subsidiaries) and (d) (Ownership of Subsidiaries) of Schedule F shall be true and correct in all material respects as of the Agreement Date and as of the Effective Date as if made on and as of such date; and

(iii)

all other representations and warranties of Husky set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct would not result in, or would not reasonably be expected to result in, a Material Adverse Change in respect of the Husky Group (taken as a whole) (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality shall be ignored), and Husky shall have provided to Cenovus a certificate of two executive officers certifying such accuracy on the Effective Date;

(c)

all third party consents, waivers, Governmental Authorizations, orders and approvals required, whether under applicable Law, from Governmental Authorities or parties to Contracts of the members of the Husky Group, or otherwise, in connection with the consummation of the Arrangement (including regulatory approvals other than the Key Regulatory Approvals) shall have been provided or obtained on terms and conditions acceptable to Cenovus, acting reasonably, at or before the Effective Time, except where the failure to provide or obtain such would not, individually or in the aggregate, have a Material Adverse Effect on the Husky Group (taken as a whole) or prevent the completion of the transactions contemplated in this Agreement;

(d)

between the Agreement Date and the Effective Time, there shall not have occurred any changes, events, circumstances or developments that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect on Husky; and

(e)

the aggregate number of Husky Common Shares held, directly or indirectly, by the Husky Common Shareholders who have properly exercised and not withdrawn Dissent Rights in connection with the Arrangement shall not exceed 10% of the outstanding Husky Common Shares.

The conditions in this Section 6.2 are for the exclusive benefit of Cenovus and may be asserted by Cenovus regardless of the circumstances or may be waived by Cenovus in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Cenovus may have, including the right of Cenovus to rely on any other of such conditions.

6.3	Additional Conditions to Obligations of Husky

The obligation of Husky to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

Cenovus shall have fulfilled and complied with in all material respects each of its covenants herein to be performed, fulfilled or complied with on or before the Effective Time, and Cenovus shall have provided to Husky a certificate of two executive officers certifying compliance with such covenants dated the Effective Date;

(b)

(i)

the representations and warranties in Section (v) (Capitalization) of Schedule E shall be true and correct in all respects as of the Agreement Date and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak of an earlier date, the accuracy of which shall be determined as of such earlier date), except for such failures to be true and correct that are de minimis;

(ii)

the representations and warranties in Sections (a) (Organization and Qualification), (b) (Authority Relative to this Agreement), (c) (Material Subsidiaries) and (d) (Ownership of Subsidiaries) of Schedule E shall be true and correct in all material respects as of the Agreement Date and as of the Effective Date as if made on and as of such date; and

(iii)

all other representations and warranties of Cenovus set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct would not result in, or would not reasonably be expected to result in, a Material Adverse Change in respect of the Cenovus Group (taken as a whole) (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality shall be ignored), and Cenovus shall have provided to Husky a certificate of two executive officers certifying such accuracy on the Effective Date;

(c)

between the Agreement Date and the Effective Time, there shall not have occurred any changes, events, circumstances or developments that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect on Cenovus; and

(d)	on the Effective Date, the composition of the Cenovus Board shall be as set forth in Section 2.8(a).

The conditions in this Section 6.3 are for the exclusive benefit of Husky and may be asserted by Husky regardless of the circumstances or may be waived by Husky in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Husky may have, including the right of Husky to rely on any other of such conditions.

6.4	Notice and Cure Provisions

(a)

Each Party shall give prompt notice to the Other Party of the occurrence, or failure to occur, at any time from the Agreement Date to the Effective Date, of any event or state of facts that would, or would be likely to:

(i)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Date; or

(ii)	result in the failure to comply with or satisfy any covenant or condition to be complied with or satisfied by either Party hereunder prior to or at the Effective Date in each case to the extent that the conditions in Section 6.2(a) and Section 6.2(b), in the case of Husky’s representations, warranties and covenants, and Section 6.3(a) and Section 6.3(b), in the case of Cenovus’s representations, warranties and covenants, would not be capable of being satisfied at any time from the Agreement Date until the Effective Date. No such notification shall affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)

Neither Husky nor Cenovus may elect to terminate this Agreement as provided for in Section 9.1(c) unless promptly, and in any event prior to the issuance of the Certificate: (i) the Party intending to rely thereon has delivered a written notice to the Other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or conditions precedent and shall provide in such notice that the Other Party shall be entitled to cure any breach of a covenant or representation and warranty or other matters within five Business Days after receipt of such notice (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); and (ii) if the breaches of covenants, representations and warranties or other matters specified in such notice have not been cured by the date that is the earlier of the Outside Date and the date that is five Business Days after receipt of such notice, such date shall be the termination date. More than one such notice may be delivered by a Party.

6.5	Merger of Conditions

The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released upon the issuance of a Certificate in respect of the Arrangement.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1	Covenants Regarding Non-Solicitation

(a)

Each Party shall, and shall cause its respective subsidiaries and its and their officers, directors, employees, financial advisors, legal counsel, accountants, advisors and all other representatives and agents (“Representatives”), as applicable, to: (i) immediately cease and cause to be terminated all existing solicitations, encouragements, discussions or negotiations (including through any of the Representatives of such Party), if any, with any third parties (other than the Other Party), initiated before the Agreement Date with respect to any Person that has made, indicated any interest in making or may reasonably be expected to make, an Acquisition Proposal; (ii) as and from the Agreement Date until termination of this Agreement pursuant to Article 9, immediately discontinue providing access to and disclosure of any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise, to any Person (other than the Other Party or its Representatives) who has entered into a confidentiality agreement with the Party relating to an Acquisition Proposal; (iii) pursuant to and in accordance with each applicable confidentiality agreement relating to an Acquisition Proposal, promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with such Party and the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding such Party or any of its subsidiaries, and shall use reasonable commercial efforts to cause such requests to be honoured; and (iv) not release, waive, terminate or otherwise forbear in the enforcement of, amend or modify, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear or amend or modify, any rights or other benefits under any confidentiality agreements to which such Party or any of its subsidiaries is a party, including any “standstill provisions” thereunder; except, in respect of (ii) and (iii) above. Each Party undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants or agreements that it has entered into with third parties prior to the Agreement Date.

(b)	Neither Party shall, directly or indirectly, do, nor authorize or permit any of its Representatives to do, any of the following:

(i)

solicit, assist, initiate or knowingly facilitate or encourage or take any action to solicit, assist, initiate or knowingly facilitate or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including by way of furnishing information or access to properties, facilities or books and records;

(ii)

withdraw, amend, modify or qualify, or propose to withdraw, amend, modify or qualify, in any manner adverse to the Other Party, the Husky Board Recommendation (or any related recommendation by any committee of the Husky Board) or the Cenovus Board Recommendation (or any related recommendation by any committee of the Cenovus Board), as applicable;

(iii)	make any public announcement or take any other action inconsistent with the Husky Board Recommendation or Cenovus Board Recommendation, as applicable;

(iv)

enter into or otherwise engage or participate in any negotiations or any discussions regarding any inquiry, proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, or furnish or provide access to any information with respect to such Party’s securities, business, properties, operations or conditions (financial or otherwise) in connection with or in furtherance of an Acquisition Proposal, or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(v)

accept, recommend, approve, agree to, endorse or propose publicly to accept, recommend, approve, agree to or endorse, or, for a period in excess of two Business Days, take no position or a neutral position with respect to a publicly announced or publicly proposed, Acquisition Proposal; or

(vi)

accept, approve, endorse or enter into (other than a confidentiality agreement permitted by and in accordance with Section 7.1(b)(vii)) or publicly propose to accept, approve, endorse or enter into any agreement, understanding or arrangement (including any letter of intent or agreement in principle) in respect of or in any way related to any Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any Person if Cenovus or Husky, as applicable, completes the transactions contemplated hereby;

except that notwithstanding any other provisions of clause (ii) of Section 7.1(a) or this Section 7.1(b), each Party and its Representatives may:

(vii)

at any time prior to obtaining the approval of the Husky Common Shareholders and the holders of Husky Options of the Arrangement Resolution (in the case of Husky) or at any time prior to obtaining the approval of the Cenovus Common Shareholders of the Share Issuance Resolution (in the case of Cenovus), enter into, or participate in, any discussions or negotiations with an arm’s length third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by such Party or any of its Representatives) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement with terms at least as restrictive to such counterparty as the Confidentiality Agreement (on the condition that such confidentiality agreement shall provide for the disclosure thereof, along with the information provided thereunder, to the Other Party), may furnish to such third party information concerning such Party and its business, affairs, properties and assets (on the condition that such third party is not furnished with greater access or information than the Other Party), in each case if and only to the extent that:

(A)

the third party has first made a written bona fide Acquisition Proposal, which did not result from a breach of this Section 7.1, and in respect of which the Husky Board or the Cenovus Board, as applicable, determines in good faith, after consultation with its external legal and independent financial advisors, constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal;

(B)

prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, the Party promptly provides written notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person or entity and provides to the Other Party the confidentiality and standstill agreement entered into with such Person or entity in accordance with this Section 7.1(b)(vii) and the information required to be provided under Sections 7.1(c) and 7.1(d); and

(C)	the Receiving Party has been, and would be after entering into or participating in any such discussions or negotiations, in compliance with all of its obligations under this Section 7.1;

(viii)

comply with Division 3 of National Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

(ix)

at any time prior to obtaining the approval of the Husky Common Shareholders and the holders of Husky Options of the Arrangement Resolution (in the case of Husky) or at any time prior to obtaining the approval of the Cenovus Common Shareholders of the Share Issuance Resolution (in the case of Cenovus), withdraw the Husky Board Recommendation (or any recommendation by any committee of the Husky Board) or the Cenovus Board Recommendation (or any recommendation by any committee of the Cenovus Board), as applicable, and accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party but only if prior to such acceptance, recommendation, approval or implementation: (A) the board of directors of such Party shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 7.1(d) and after receiving the advice of its financial advisors and external legal counsel, as reflected in minutes of the board of directors of such Party, that such Superior Proposal is in the best interests of the Party and the taking of such action is necessary for the board of directors of such Party to act in a manner consistent with its fiduciary duties under Applicable Law; (B) such Party complies with its obligations set out in Section 7.1(d); and (C) if such Party is entering into an agreement to implement a Superior Proposal, such Party terminates this Agreement in accordance with Section 9.1(g) or Section 9.1(h), as applicable, and concurrently therewith pays the amount required by Section 7.2 or Section 7.3, as applicable.

(c)

If, after the Agreement Date, a Party or any of its subsidiaries (the “Receiving Party”) is in receipt of an Acquisition Proposal or any request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to the Receiving Party or its properties, facilities, books or records, the Receiving Party shall promptly (and in any event within 24 hours of receipt by the Receiving Party) notify the Other Party (“Responding Party”) (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any amendments to the foregoing received by the Receiving Party. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) or any such request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to the Receiving Party or its properties, facilities, books or records received by the Receiving Party or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal or offer or request (to the extent then known by the Receiving Party). The Receiving Party shall also provide such further and other details of the Acquisition Proposal, request or any amendment thereto as the Responding Party may reasonably request (to the extent then known by the Receiving Party). The Receiving Party shall keep the Responding Party fully informed of the status, including any change to material terms, of any Acquisition Proposal, request or any amendment thereto, shall respond promptly to all reasonable inquiries by the Responding Party with respect thereto, and shall provide to the Responding Party copies of all correspondence and other written material sent to or provided to the Receiving Party by any Person in connection with such inquiry, proposal, offer or request sent or provided by the Receiving Party to any Person in connection with such inquiry, proposal, offer or request.

(d)

Following receipt of a Superior Proposal, the Receiving Party shall give the Responding Party, orally and in writing, at least five Business Days advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall:

(i)	confirm that the board of directors of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal;

(ii)	identify the third party making the Superior Proposal;

(iii)

if the Receiving Party is proposing to enter into an agreement to implement such Superior Proposal, confirm that the entering into of a definitive agreement to implement such Superior Proposal is not subject to any financing condition, due diligence or access condition; and

(iv)

if the Receiving Party is proposing to enter into an agreement to implement such Superior Proposal, confirm that a definitive agreement to implement such Superior Proposal has been settled between the Receiving Party and such third party in all material respects (including in respect of the value and financial terms and the value ascribed to any non-cash consideration offered under such Acquisition Proposal), and the Receiving Party will concurrently provide a true and complete copy thereof, together with all supporting materials, including any financing documents supplied to the Receiving Party in connection therewith, and will thereafter promptly provide any amendments thereto, to the Responding Party.

During the five Business Day period commencing on the delivery of such notice (such period, the “Matching Period”), the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not change, withdraw, withhold, amend, modify or qualify, or propose publicly to change, withdraw, withhold, amend, modify or qualify, the Husky Board Recommendation or the Cenovus Board Recommendation, as applicable. During the Matching Period, the Responding Party shall have the opportunity (but not the obligation) to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal. In addition, during the Matching Period, or such longer period as the Receiving Party may approve in writing for such purpose: (i) the board of directors of the Receiving Party shall review any offer made by the Responding Party to amend this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) the Receiving Party shall negotiate in good faith with the Responding Party to make such amendments to the terms of this Agreement and the Arrangement as would enable the Responding Party to proceed with the transactions contemplated by this Agreement on such amended terms. If the board of directors of the Receiving Party determines that such Acquisition Proposal would cease to be a Superior Proposal: (x) the Receiving Party shall promptly so advise the Responding Party, and the Receiving Party and the Responding Party shall amend this Agreement to reflect such offer made by the Responding Party, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing; and (y) the board of directors of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not change, withdraw, withhold, amend, modify or qualify, or propose publicly to change, withdraw, withhold, amend, modify or qualify, the Husky Board Recommendation or the Cenovus Board Recommendation, as applicable. The Receiving Party acknowledges that each successive material modification of any Superior Proposal that results in an increase in the consideration (or the value thereof) to be received by the Receiving Party’s shareholders or other material terms or conditions shall constitute a new Superior Proposal for purposes of the requirement under this Section 7.1(d) to initiate a new Matching Period.

(e)

The Cenovus Board or the Husky Board shall promptly and in any event within 24 hours after the determination in clause (i) or (ii) below, reaffirm the Husky Board Recommendation or Cenovus Board Recommendation, as applicable, by news release after any Acquisition Proposal is publicly announced or made if: (i) the board of directors of the Receiving Party determines that such Acquisition Proposal does not constitute a Superior Proposal in accordance with this Section 7.1; or (ii) the board of directors of the Receiving Party determines that an amendment to the terms of this Agreement has been agreed that results in the Acquisition Proposal not being a Superior Proposal. The Receiving Party shall provide the Responding Party and its external legal counsel with a reasonable opportunity to review the form and content of any such news release and shall make all reasonable amendments to such news release as requested by the Responding Party and its counsel.

(f)

Each of Cenovus and Husky agree that all information that may be provided to it by the Other Party with respect to any Superior Proposal pursuant to this Section 7.1 shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreement, and such information shall not be disclosed or used except in accordance with the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(g)	Each Party shall ensure that its Representatives are aware of the provisions of this Section 7.1. Each Party shall be responsible for any breach of this Section 7.1 by its Representatives.

7.2	Cenovus Disposition of Rights

If at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement:

(a)

the Husky Board (or any committee thereof): (i) fails to make the Husky Board Recommendation; (ii) changes, withdraws, withholds, amends, modifies or qualifies, or proposes publicly to change, withdraw, withhold, amend, modify or qualify, the Husky Board Recommendation in a manner adverse to Cenovus (it being understood that the taking of a neutral position or no position with respect to an announced Acquisition Proposal beyond the earlier of a period of two Business Days following such announcement or the date which is the day prior to the date proxies in respect of the Husky Meeting must be deposited shall be considered an adverse modification to such recommendation); (iii) fails to reaffirm publicly the Husky Board Recommendation: (A) in the manner and within the time period set out in Section 7.1(e); or (B) within five Business Days after having been requested to do so by Cenovus; or (iv) resolves to do any of the foregoing, and this Agreement is terminated pursuant to Section 9.1(e);

(b)	Husky breaches any of its obligations under Section 7.1 in any material respect, and this Agreement is terminated pursuant to Section 9.1(e);

(c)

the Husky Board (or any committee thereof): (i) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into, an agreement, understanding or letter of intent to implement an Acquisition Proposal; or (ii) fails to recommend unequivocally against acceptance of an Acquisition Proposal, and this Agreement is terminated pursuant to Section 9.1(e);

(d)

this Agreement is terminated by Husky or Cenovus pursuant to Section 9.1(b)(i) and prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Husky has been publicly announced, proposed, disclosed, offered or made by any Person (other than Cenovus or its affiliates) and, within 12 months following the date of such termination:

(i)	the Husky Board recommends any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such 12-month period);

(ii)	Husky enters into a binding definitive agreement in respect of any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such 12-month period); or

(iii)	any Acquisition Proposal is consummated with Husky; or

(e)	Husky enters into a definitive agreement with respect to a Superior Proposal pursuant to Section 7.1(b)(ix) and terminates this Agreement pursuant to Section 9.1(g)

(each of the above, if not timely cured, if applicable, or waived by Cenovus, being (upon expiration of the applicable cure period) hereinafter referred to as a “Cenovus Disposition Event”), Husky shall pay to Cenovus $150 million (the “Cenovus Termination Amount”), in consideration for the disposition of Cenovus’s rights under this Agreement, in immediately available funds, to an account designated by Cenovus, as follows:

(i)

if the Cenovus Termination Amount is payable pursuant to Section 7.2(a), Section 7.2(b) or Section 7.2(c), the Cenovus Termination Amount shall be payable within two Business Days following the occurrence of such Cenovus Disposition Event;

(ii)	if the Cenovus Termination Amount is payable pursuant to Section 7.2(d), the Cenovus Termination Amount shall be payable upon the consummation of the Acquisition Proposal referred to therein; or

(iii)	if the Cenovus Termination Amount is payable pursuant to Section 7.2(e), the Cenovus Termination Amount shall be payable concurrently with the termination of this Agreement.

Husky shall only be obligated to pay one Cenovus Termination Amount pursuant to this Section 7.2.

7.3	Husky Disposition of Rights

If, at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement:

(a)

the Cenovus Board (or any committee thereof): (i) fails to make the Cenovus Board Recommendation; (ii) changes, withdraws, withholds, amends, modifies or qualifies, or proposes publicly to change, withdraw, withhold, amend, modify or qualify, the Cenovus

Board Recommendation in a manner adverse to Husky (it being understood that the taking of a neutral position or no position with respect to an announced Acquisition Proposal beyond the earlier of a period of two Business Days following such announcement or the date which is the day prior to the date proxies in respect of the Cenovus Meeting must be deposited shall be considered an adverse modification to such recommendation); (iii) fails to reaffirm publicly the Cenovus Board Recommendation: (A) in the manner and within the time period set out in Section 7.1(e); or (B) within five Business Days after having been requested to do so by Husky; or (iv) resolves to do any of the foregoing, and this Agreement is terminated in accordance with Section 9.1(f);

(b)	Cenovus breaches any of its obligations under Section 7.1 in any material respect, and this Agreement is terminated in accordance with Section 9.1(f);

(c)

the Cenovus Board (or any committee thereof): (i) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into, an agreement, understanding or letter of intent to implement an Acquisition Proposal; or (ii) fails to recommend unequivocally against acceptance of an Acquisition Proposal, and this Agreement is terminated in accordance with Section 9.1(f);

(d)

this Agreement is terminated by Husky or Cenovus pursuant to Section 9.1(b)(ii) and prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Cenovus has been publicly announced, proposed, disclosed, offered or made by any Person (other than Husky or its affiliates) and, within 12 months following the date of such termination:

(i)	the Cenovus Board recommends any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such 12-month period);

(ii)	Cenovus enters into a binding definitive agreement in respect of any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such 12-month period); or

(iii)	any Acquisition Proposal is consummated with Cenovus; or

(e)	Cenovus enters into a definitive agreement with respect to a Superior Proposal pursuant to Section 7.1(b)(ix) and terminates this Agreement pursuant to Section 9.1(h)

(each of the above, if not timely cured, if applicable, or waived by Husky, being (upon expiration of the applicable cure period) hereunder referred to as a “Husky Disposition Event”), Cenovus shall pay to Husky $240 million (the “Husky Termination Amount”), in consideration for the disposition of Husky’s rights under this Agreement, in immediately available funds, to an account designated by Husky, as follows:

(i)

if the Husky Termination Amount is payable pursuant to Section 7.3(a), Section 7.3(b) or Section 7.3(c), the Husky Termination Amount shall be payable within two Business Days following the occurrence of such Husky Disposition Event;

(ii)	if the Husky Termination Amount is payable pursuant to Section 7.3(d), the Husky Termination Amount shall be payable upon the consummation of the Acquisition Proposal referred to therein; or

(iii)	if the Husky Termination Amount is payable pursuant to Section 7.3(e), the Husky Termination Amount shall be payable concurrently with the termination of this Agreement.

Cenovus shall only be obligated to pay one Husky Termination Amount pursuant to this Section 7.3.

7.4	Quantum of Termination Amounts and Specific Performance

Each of Cenovus and Husky acknowledges that the payment of the amounts set out in Section 7.2 or Section 7.3 is a payment in consideration for the disposition of the Other Party’s rights under this Agreement and agrees that such amount represents a genuine pre-estimate of the damages that Cenovus or Husky (as applicable) will suffer or incur as a result of the event giving rise to the disposition of rights under this Agreement and the resultant termination of this Agreement and is not a penalty. Each of Cenovus and Husky irrevocably waives any right it may have to raise as a defence that any such amounts payable by it are excessive or punitive. For greater certainty, Cenovus and Husky agree that receipt of an amount pursuant to Section 7.2 or Section 7.3 is the sole monetary remedy of Cenovus or Husky (as applicable) hereunder in such circumstances, except that this limitation shall not apply in the event of fraud, or wilful or intentional breach of this Agreement, by the Party that has made, or is required to make, a payment pursuant to Section 7.2 or Section 7.3, and, in such circumstances, the non-breaching Party may pursue an action against the breaching Party for damages. Nothing in Section 7.2, Section 7.3 or this Section 7.4 shall, in circumstances where the Cenovus Termination Amount or the Husky Termination Amount, as applicable, is not payable, otherwise preclude Cenovus or Husky, as applicable, from pursuing an action against the Other Party for damages for a breach under this Agreement or from seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants or agreements of the Other Party set out in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.5	Fees and Expenses

Except as expressly set out in this Agreement, each Party covenants and agrees to bear its own fees, costs and expenses in connection with the transactions contemplated by this Agreement and the Arrangement. Cenovus and Husky shall each be responsible for and shall pay 50% of the filing fees payable in respect of the Key Regulatory Approvals, including applicable Taxes.

7.6	Access to Information; Confidentiality

(a)

From and after the Agreement Date until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with Applicable Laws and the terms of any existing Contracts (including the Confidentiality Agreement), Husky shall, and shall cause each other member of the Husky Group and its and their respective Representatives to, provide Cenovus and its Representatives such access as Cenovus may reasonably require at all reasonable times, at Cenovus’s sole cost and expense and only during normal business hours, including for the purpose of facilitating integration business planning and reviewing Husky’s cash management policy and internal financing policies, to their premises (including field offices and sites), books, Contracts, Returns, records, Information Technology, properties, assets, officers, employees, agents and management personnel, and shall furnish promptly to Cenovus all data and information as Cenovus may reasonably request in order to permit Cenovus to be in a position to expeditiously and efficiently integrate the business and operations of Cenovus and Husky immediately upon but not prior to the Effective Date; provided that no investigations made by or on behalf of Cenovus, whether under this Section 7.6 or otherwise, shall waive, diminish the scope of, or otherwise affect, or be deemed to modify, any representation or warranty made by Husky herein. Without limiting the foregoing and subject to compliance with Applicable Law and the terms of any existing Contracts (including the Confidentiality Agreement): (i) Cenovus and its Representatives shall, upon reasonable prior notice, have the right to conduct inspections of the properties of each member of the Husky Group; (ii) Husky shall, upon Cenovus’s request, facilitate discussions between Cenovus and any third party from whom consent may be required; and (iii) Husky and Cenovus shall form a committee consisting of appropriate senior officers and other representatives that shall meet on a regular basis for the purpose of integration business planning, with mechanisms in place to ensure that all pre-closing activities of the Husky and Cenovus continue to be conducted independently.

(b)

Husky shall provide information and reasonable assistance to Cenovus in implementing a communications plan of Cenovus in respect of the Husky Group’s employees. Cenovus shall consult with and consider the reasonable comments of Husky in connection with the implementation of such plan. Husky shall coordinate reasonable access to the Husky Group’s employees, from time to time, as reasonably requested by Cenovus and may attend and participate in any discussions or presentations in connection therewith.

(c)

Nothing in this Section 7.6 shall require any member of the Husky Group to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or information that, in the opinion of the applicable member of the Husky Group, acting reasonably, is competitively sensitive (provided that Husky acknowledges and agrees that external counsel to Cenovus may have access to such information on a privileged and confidential basis in connection with obtaining regulatory approvals required in connection with the Arrangement, including the Key Regulatory Approvals) or may result in jeopardizing the Husky Group’s legal privilege in respect of such information.

(d)

The Parties acknowledge and agree that all information provided by Husky to Cenovus (or any of its Representatives) pursuant to this Section 7.6 shall be considered to be “Confidential Information” for purposes of the Confidentiality Agreement and shall be subject to the Confidentiality Agreement.

7.7	Insurance and Indemnification

(a)

Cenovus and Husky agree that that all rights to indemnification, expense reimbursement or exculpation now existing in favour of present and former officers and directors of Husky shall survive completion of the Arrangement and, after the Effective Time, Husky and any successor to Husky will not take any action to terminate or adversely affect, and will fulfill its obligations pursuant to, expense advancement and exculpation arrangements and indemnities provided or available to or in favour of past and present officers and directors of Husky pursuant to the provisions of the articles, by-laws or other constating documents of Husky, applicable corporate legislation and any written indemnity agreements (and each of them), which have been entered into between Husky and its past or current officers or directors effective on or prior to the Agreement Date.

(b)

Cenovus will maintain or cause to be maintained in effect for six years from the Effective Time, policies of directors’ and officers’ liability insurance providing coverage comparable to the coverage provided by the directors’ and officers’ policies obtained by Husky that are in effect immediately prior to the Effective Time and providing coverage in respect of claims arising from facts or events that occurred on or prior to the Effective Time and which will cover all claims made prior to the Effective Date or within six years of the Effective Date. Prior to the Effective Time, Husky may, in the alternative, purchase run off directors’ and officers’ liability insurance for the benefit of its officers and directors having a coverage period of up to six years from the Effective Time, and in such event Cenovus will not have any further obligation under this Section 7.7.

(c)

In the event that Cenovus or any of its successors or assigns shall (i) consolidate with or merge or amalgamate into any other Person and shall not be the continuing or surviving company or entity of such consolidation, merger or amalgamation or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, Cenovus shall cause proper provision to be made so that the successor and assign of Cenovus or all or substantially all of its properties and assets, as the case may be, assumes the obligations set forth in this Section 7.7.

7.8	Financial Advisors

Cenovus and Husky represent and warrant to each other that, except for RBC Dominion Securities Inc. and TD Securities Inc. in the case of Cenovus, and Goldman Sachs Canada Inc. and CIBC World Markets Inc. in the case of Husky, no financial advisor, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement. Each Party has provided to the Other Party a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors as are in existence at the Agreement Date and agrees: (a) not to amend the terms of any such agreements relating to the payment of fees and expenses or indemnification without the prior written approval of the Other Party; and (b) not to disclose the terms of the agreements between the Other Party and its financial advisors to such Party’s financial advisors.

7.9	Privacy Issues

(a)

For the purposes of this Section 7.9, “Transferred Information” means any Personal Information to be disclosed or conveyed to one Party or any of its representatives or agents (for purposes of this Section 7.9, the “Recipient”) by or on behalf of the Other Party (for purposes of this Section 7.9, the “Disclosing Party”) as a result of or in conjunction with the transactions contemplated herein, and includes all such Personal Information disclosed to the Recipient on or prior to the Agreement Date.

(b)

Each Disclosing Party acknowledges and confirms that any Transferred Information which it is responsible for disclosing to a Recipient is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated in this Agreement, and if the determination is made to proceed with such transactions contemplated, to complete them.

(c)

Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Applicable Law, obtained the consent of such individual to such use or disclosure.

(d)	In addition to its other obligations hereunder, each of the Parties covenants and agrees to, and shall use reasonable commercial efforts to cause its Recipients to:

(i)	prior to the completion of the transactions contemplated herein:

(A)

use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated hereby, including for the purpose of determining to complete such transactions;

(B)

protect the Transferred Information by making reasonable security arrangements against such risks as unauthorized access, collection, use, disclosure, copying, modification, disposal or destruction; provided, however, that such arrangements include, at a minimum, safeguards that are appropriate to the sensitivity of the Transferred Information; and

(C)	if the transactions contemplated hereby do not proceed, return the Transferred Information to the Disclosing Party or destroy it, at the Disclosing Party’s election, within a reasonable time;

(ii)	after the completion of the transactions contemplated herein:

(A)	use and disclose the Transferred Information under its control only for those purposes for which the Transferred Information was initially collected, permitted to be used or disclosed, unless:

(1)

the Disclosing Party or the Recipient has first notified the individual about whom the Transferred Information related of any additional purpose, and where required by Applicable Law, obtained the consent of such individual to such additional purpose; or

(2)	such use or disclosure is permitted or authorized by Applicable Law, without notice to, or consent from, such individual;

(B)

protect the Transferred Information under its control by making reasonable security arrangements against such risks as unauthorized access, collection, use, disclosure, copying, modification, disposal or destruction; provided, however, that such arrangements include, at a minimum, safeguards that are appropriate to the sensitivity of the Transferred Information; and

(C)	give effect to any withdrawal of consent made by an individual to whom the Transferred Information under its control relates; and

(iii)

notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to the Recipient requires the consent of, or the provision of notice to, the individual about whom the Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Laws.

(e)

Where required by Applicable Law, Husky agrees to promptly notify the individuals about whom the Transferred Information relates that the transactions contemplated herein have taken place and that their Transferred Information has been disclosed in connection herewith.

ARTICLE 8

AMENDMENT

8.1	Amendment

Subject to the Interim Order, the Final Order and Applicable Laws, this Agreement (other than the Plan of Arrangement, which may only be amended in accordance with Article 5 thereof) may, at any time and from time to time before or after the holding of the Husky Meeting and the Cenovus Meeting, but prior to the Effective Time, be amended by written agreement of the Parties without further notice to, or authorization from, their respective securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of Cenovus or Husky hereunder;

(b)	waive any inaccuracies in, or modify, any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with, or modify, any of the covenants contained herein and waive or modify performance of any of the obligations of Cenovus or Husky hereunder; or

(d)	waive satisfaction of, or modify, any of the conditions precedent set out herein;

on the condition that no such amendment: (i) reduces or modifies or otherwise changes the substance or form of the consideration to be received under the Arrangement by the Husky Common Shareholders without approval by the Husky Common Shareholders given in the same manner as required for the approval of the Arrangement Resolution; (ii) reduces or modifies or otherwise changes the substance or form of the consideration to be received under the Arrangement by the Husky Preferred Shareholders without approval by the Husky Preferred Shareholders given in the same manner as required for the approval of the Preferred Shareholder Resolution; (iii) reduces or modifies or otherwise changes the substance or form of the consideration to be received under the Arrangement by the holders of Husky Options without approval by the holders of Husky Options given in the same manner as required for the approval of the Arrangement Resolution; or (iv) increases the maximum number of Cenovus Common Shares issuable to the Husky Common Shareholders pursuant to the Arrangement without approval by the Cenovus Common Shareholders given in the same manner as required for the approval of the Share Issuance Resolution.

ARTICLE 9

TERMINATION

9.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement of the Parties;

(b)	by either Party if:

(i)	the Husky Common Shareholders and the holders of Husky Options fail to approve the Arrangement Resolution by the Husky Required Approval at the Husky Meeting in accordance with the Interim Order;

(ii)	the Cenovus Common Shareholders fail to approve the Share Issuance Resolution by the requisite vote at the Cenovus Meeting;

(iii)

a change in Law is enacted, made, enforced or amended that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Parties from completing the Arrangement, and such Law has, if applicable, become final and non-appealable, on the condition that: (A) the Party seeking to terminate this Agreement has used its reasonable commercial efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; and (B) the enactment, making, enforcement or amendment of such Law was not primarily due to the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(iv)

if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 9.1(b)(iv) shall not be available to a Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(c)

if any of the conditions set forth in Sections 6.1 or 6.2 in the case of Cenovus, or in Sections 6.1 or 6.3, in the case of Husky, has not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date; provided that the Party seeking termination is in compliance with its obligations as provided in Section 6.4(b), if applicable, and on the condition that the failure to satisfy the particular condition precedent being relied upon as a basis for termination of this Agreement did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Agreement;

(d)

by Husky if, following the Husky Meeting, an Acquisition Proposal in respect of Cenovus is consummated or approved by the Cenovus Common Shareholders at a meeting at which the Husky Common Shareholders are not entitled to vote;

(e)	by Cenovus upon the occurrence of a Cenovus Disposition Event, as provided in Section 7.2;

(f)	by Husky upon the occurrence of a Husky Disposition Event, as provided in Section 7.3;

(g)

by Husky, prior to approval of the Arrangement Resolution, if Husky enters into, or the Husky Board authorizes Husky to enter into, a definitive agreement with respect to a Superior Proposal, provided that: (i) Husky has previously paid or concurrently pays to Cenovus the Cenovus Termination Amount; and (ii) Husky has complied with its obligations set out in Section 7.1; or

(h)

by Cenovus, prior to approval of the Share Issuance Resolution, if Cenovus enters into, or the Cenovus Board authorizes Cenovus to enter into, a definitive agreement with respect to a Superior Proposal, provided that: (i) Cenovus has previously paid or concurrently pays to Husky the Husky Termination Amount; and (ii) Cenovus has complied with its obligations set out in Section 7.1.

9.2	Notice and Effect of Termination

(a)

The Party desiring to terminate this Agreement pursuant to Section 9.1 (other than pursuant to Section 9.1(c) in circumstances in which Section 6.4(b) is applicable and has been complied with) shall give written notice of such termination to the Other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(b)

If this Agreement is terminated in the circumstances set out in Section 9.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the Other Party hereunder, except with respect to the obligations set forth in this Section 9.2, Sections 1.11, 3.3(i), 7.2, 7.3, 7.4, 7.5 and 7.9, Article 10 and Article 11, where applicable, which shall survive any termination hereof. Nothing contained in this Section 9.2 shall relieve either Party from liability for any fraud, or wilful or intentional breach of any provision of this Agreement prior to the termination of this Agreement. No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement, except to the extent specified therein.

9.3	Waiver

Either Party may: (a) extend the time for the performance of any of the obligations or other acts of the Other Party; (b) waive compliance with any of the Other Party’s agreements or the fulfillment of any conditions to its own obligations contained herein; and (c) waive inaccuracies in any of the Other Party’s representations or warranties contained herein or in any document delivered by the Other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and such waiver shall apply only to the specific matters identified in such instrument. No failure or delay by either Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise preclude any other or further exercise of any right, power or privilege under this Agreement.

ARTICLE 10

NOTICES

10.1	Notices

Any notice that is required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered personally (including by courier) or sent by email to the Party to whom it is addressed, as follows:

(a)	if to Cenovus, addressed to it at:

Cenovus Energy Inc.
4100, 225 – 6th Avenue S.W.
Calgary Alberta, T2P 1N2

	Attention:	Alex J. Pourbaix, President & Chief Executive Officer
	Email:	[Email Address Redacted.]

with a copy to:

Bennett Jones LLP
4500 Bankers Hall East
855 2nd Street S.W.
Calgary, Alberta, T2P 4K7

	Attention:	John E. Piasta
	Email:	piastaj@bennettjones.com

(b)	if to Husky, addressed to it at:

Husky Energy Inc.
707 – 8th Avenue S.W.
Calgary, Alberta T2P 1H5

	Attention:	Robert J. Peabody, President & Chief Executive Officer
	Email:	[Email Address Redacted.]

with a copy to:

Osler, Hoskin & Harcourt LLP
Suite 2500, TransCanada Tower
450 – 1st Street S.W.
Calgary, Alberta, T2P 5H1

	Attention:	Daniel G. Kolibar
	Email:	dkolibar@osler.com

or to such other address as a Party may, from time to time, advise to the Other Party by notice in writing. The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such email is received.

ARTICLE 11

GENERAL

11.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

11.2	Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either Party without the prior written consent of the Other Party.

11.3	Disclosure

The Parties agree to issue a joint press release with respect to this Agreement as soon as practicable after its due execution. Thereafter each Party shall promptly provide to the Other Party, for review by the Other Party and its counsel, and receive the prior consent, not to be unreasonably withheld, of the Other Party prior to issuing, or permitting any of its directors, officers, employees or agents to issue, any news release or other written statement or other public disclosure document with respect to this Agreement or the Arrangement, and the Other Party agrees to keep such information confidential until it is filed as part of such Party’s public disclosure record on SEDAR and EDGAR, as applicable. Notwithstanding the foregoing, if either Party is required by Applicable Laws, or the rules of any stock exchange on which any of its securities may be listed, to make any disclosure relating to this Agreement or the transactions contemplated by this Agreement, such disclosure may be made, but that Party shall use reasonable commercial efforts to consult with the Other Party as to the nature and wording of such disclosure prior to it being made.

11.4	Severability

If any one or more of the provisions (or any part thereof) of this Agreement is determined to be invalid, illegal or unenforceable in any respect in any jurisdiction, such provision or provisions (or part or parts thereof) shall be, and shall be conclusively deemed to be, as to such jurisdiction, severable from the balance of this Agreement and:

(a)	the validity, legality or enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired by the severance of the provisions (or parts thereof) so severed; and

(b)

the invalidity, illegality or unenforceability of any provision (or part thereof) of this Agreement in any jurisdiction shall not affect or impair such provision (or part thereof) or any other provisions of this Agreement in any other jurisdiction.

Upon any determination that any term or other provision in this Agreement is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

11.5	Further Assurances

Each Party shall from time to time and at all times hereafter at the request of the Other Party, but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this Agreement.

11.6	Time of Essence

Time is of the essence in this Agreement.

11.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the Parties irrevocably attorn to the jurisdiction of the courts of the Province of Alberta in respect of all disputes arising under or in relation to this Agreement.

11.8	Specific Performance

Each Party agrees that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the Other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as provided for in Section 7.4, each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or the Confidentiality Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

11.9	Third Party Beneficiaries

The provisions of Section 7.7 are: (i) intended for the benefit of all present and former directors and officers of Husky, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Cenovus shall hold the rights and benefits of Section 7.7 in trust for and on behalf of the Third Party Beneficiaries and Cenovus hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by Contract or otherwise. The provisions of Section 3.4(f) are: (A) intended for the benefit of all holders of Cenovus Common Shares immediately after the consummation of the Arrangement and their successors and assigns and Cenovus shall hold the rights and benefits of Section 3.4(f) in trust for and on behalf of such Persons and Cenovus hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of such Persons; and (B) in addition to, and not in substitution for, any other rights that such Persons may have by Contract or otherwise. Except as provided in this Section 11.9, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

11.10	Counterparts

This Agreement may be executed in counterparts and by facsimile or portable document format (PDF), each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[The Remainder of this Page is Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

CENOVUS ENERGY INC.

By:	(signed) “Alex J. Pourbaix”
Alex J. Pourbaix
President & Chief Executive Officer

By:	(signed) “Jonathan M. McKenzie”
Jonathan M. McKenzie
Executive Vice-President & Chief Financial Officer

HUSKY ENERGY INC.

By:	(signed) “Robert J. Peabody”
Robert J. Peabody
President & Chief Executive Officer

By:	(signed) “Jeffrey R. Hart”
Jeffrey R. Hart
Chief Financial Officer

Signature Page – Arrangement Agreement

SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1	Definitions

Whenever used in this Plan of Arrangement, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

“ABCA” means the Business Corporations Act, RSA 2000, c B-9;

“Applicable Canadian Securities Laws” means, collectively, the securities acts or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX;

“Applicable Laws” means, in any context that refers to one or more Persons or its or their respective businesses, activities, properties, assets, undertakings or securities, the Laws that apply to such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and, for greater certainty, includes Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

“Applicable U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, and all rules, by-laws and regulations governing the New York Stock Exchange;

“Arrangement” means the arrangement, pursuant to section 193 of the ABCA, on the terms set out in this Plan of Arrangement, as supplemented, modified or amended in accordance with this Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated October 24, 2020 between Cenovus and Husky with respect to the Arrangement, as supplemented, modified or amended;

“Arrangement Resolution” means the special resolution in respect of the Arrangement to be considered by the Husky Common Shareholders and the holders of Husky Options at the Husky Meeting, substantially in the form attached to the Arrangement Agreement as Schedule “B”;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under section 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived, to give effect to the Arrangement;

“Business Day” means, with respect to any action to be taken, any day other than a Saturday, Sunday or a statutory holiday in the Province of Alberta;

“CBCA” means the Canada Business Corporations Act, RSC 1985, c C-44;

“Cenovus” means Cenovus Energy Inc., a corporation existing under the CBCA;

“Cenovus Common Shareholders” means the holders of Cenovus Common Shares;

“Cenovus Common Shares” means common shares in the capital of Cenovus;

“Cenovus Meeting” means the special meeting of Cenovus Common Shareholders to be called to permit the Cenovus Common Shareholders to consider the Share Issuance Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Cenovus Preferred Shares” means, collectively, Cenovus Series 1 Preferred Shares, Cenovus Series 2 Preferred Shares, Cenovus Series 3 Preferred Shares, Cenovus Series 4 Preferred Shares, Cenovus Series 5 Preferred Shares, Cenovus Series 6 Preferred Shares, Cenovus Series 7 Preferred Shares and Cenovus Series 8 Preferred Shares;

“Cenovus Replacement Option” means an option to purchase Cenovus Common Shares granted by Cenovus in consideration for the Husky Options on the basis set forth in Section 2.4(d);

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“Cenovus Series 1 Preferred Shares” means First Preferred Shares, Series 1, in the capital of Cenovus, to be issued pursuant to this Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 1 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 1 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 2 Preferred Shares instead of Husky Series 2 Preferred Shares;

“Cenovus Series 2 Preferred Shares” means First Preferred Shares, Series 2, in the capital of Cenovus, to be issued pursuant to this Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 2 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 2 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 1 Preferred Shares instead of Husky Series 1 Preferred Shares;

“Cenovus Series 3 Preferred Shares” means First Preferred Shares, Series 3, in the capital of Cenovus, to be issued pursuant to this Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 3 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 3 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 4 Preferred Shares instead of Husky Series 4 Preferred Shares;

“Cenovus Series 4 Preferred Shares” means First Preferred Shares, Series 4, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 3 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 4 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 3 Preferred Shares instead of Husky Series 3 Preferred Shares;

“Cenovus Series 5 Preferred Shares” means First Preferred Shares, Series 5, in the capital of Cenovus, to be issued pursuant to this Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 5 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 5 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 6 Preferred Shares instead of Husky Series 6 Preferred Shares;

“Cenovus Series 6 Preferred Shares” means First Preferred Shares, Series 6, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 5 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 6 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 5 Preferred Shares instead of Husky Series 5 Preferred Shares;

“Cenovus Series 7 Preferred Shares” means First Preferred Shares, Series 7, in the capital of Cenovus, to be issued pursuant to this Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 7 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 7 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 8 Preferred Shares instead of Husky Series 8 Preferred Shares;

“Cenovus Series 8 Preferred Shares” means First Preferred Shares, Series 8, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 7 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 8 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 7 Preferred Shares instead of Husky Series 7 Preferred Shares;

“Cenovus Warrant Indenture” means the warrant indenture to be entered into between such warrant agent determined by Cenovus, acting reasonably, and Cenovus, dated as of the Effective Date, governing the creation and issue of Cenovus Warrants, as further described in the Circular;

“Cenovus Warrants” means common share purchase warrants of Cenovus to be issued by Cenovus to Husky Common Shareholders pursuant to Section 2.4(c)(ii), with each whole common share purchase warrant entitling the holder thereof to acquire one Cenovus Common Share at an exercise price of $6.54 per Cenovus Common Share for a period of 60 months from the Effective Date;

“Cenovus Warrants Portion” means the fraction obtained when (i) the fair market value of 0.0651 of a Cenovus Warrant, is divided by (ii) the fair market value of the Husky Common Shareholders’ Consideration, in each case determined immediately prior to the Effective Time;

“Certificate” means the certificate or other proof of filing to be issued by the Registrar pursuant to section 193(11) or section 193(12) of the ABCA in respect of the Articles of Arrangement;

“Circular” means the joint management information circular of Husky and Cenovus to be sent by Husky to the Husky Common Shareholders, the Husky Preferred Shareholders and the holders of the Husky Options (and any other Persons required by the Interim Order) in connection with the Husky Meeting and to be sent by Cenovus to the Cenovus Common Shareholders (and any other Persons required by the CBCA) in connection with the Cenovus Meeting, together with any amendments thereto or supplements thereof;

“Court” means the Court of Queen’s Bench of Alberta;

“Depositary” means Computershare Trust Company of Canada;

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“Dissenting Shareholder” means any registered Husky Common Shareholder or, if the Preferred Share Condition is satisfied prior to the Effective Time, any registered Husky Preferred Shareholder, as applicable, who has duly and validly exercised its Dissent Rights with respect to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, pursuant to Article 3 and the Interim Order, and has not withdrawn or been deemed to have been withdrawn such exercise of Dissent Rights;

“Dissent Rights” means the rights of dissent of Dissenting Shareholders in respect of the Arrangement described in Section 3.1;

“Effective Date” means the date the Arrangement becomes effective in accordance with the ABCA;

“Effective Time” means the time on the Effective Date when the Arrangement becomes effective in accordance with the ABCA;

“Encumbrance” means, any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Final Order” means the order of the Court approving the Arrangement pursuant to section 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Governmental Authority” means any: (i) domestic or foreign federal, territorial, provincial, state, regional, municipal or local governmental, regulatory or administrative authority, department, court, agency, commission, board or tribunal, arbitral body, bureau, ministry, agency or instrumentality or official, including any political subdivision thereof; (ii) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iii) any stock exchange;

“Husky” means Husky Energy Inc., a corporation existing under the ABCA;

“Husky Common Shareholders” means the holders of Husky Common Shares;

“Husky Common Shareholders’ Consideration” means, per Husky Common Share outstanding immediately prior to the Effective Time: (i) 0.7845 of a Cenovus Common Share; and (ii) 0.0651 of a Cenovus Warrant;

“Husky Common Shares” means common shares in the capital of Husky;

“Husky Meeting” means the special meeting of Husky Common Shareholders, Husky Preferred Shareholders and holders of Husky Options to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit the Husky Common Shareholders and the holders of Husky Options to consider the Arrangement Resolution and to permit the Husky Preferred Shareholders to consider the Preferred Shareholder Resolution, and related matters, and any adjournment(s) or postponement(s) thereof;

“Husky Option Plan” means the incentive stock option plan of Husky providing for the grant of Husky Options to officers or employees of Husky and its subsidiaries dated effective November 16, 2018;

“Husky Options” means the stock options of Husky granted under the Husky Option Plan and outstanding immediately prior to the Effective Time entitling the holders thereof to acquire Husky Common Shares upon payment of an exercise price or surrender the stock options for a cash payment in accordance with the provisions of the Husky Option Plan;

“Husky Preferred Shareholders” means the holders of issued and outstanding Husky Preferred Shares;

“Husky Preferred Shareholders’ Approval” has the meaning ascribed thereto in the Arrangement Agreement;

“Husky Preferred Shares” means, collectively, Husky Series 1 Preferred Shares, Husky Series 2 Preferred Shares, Husky Series 3 Preferred Shares, Husky Series 4 Preferred Shares, Husky Series 5 Preferred Shares, Husky Series 6 Preferred Shares, Husky Series 7 Preferred Shares and Husky Series 8 Preferred Shares;

“Husky Series 1 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 1, in the capital of Husky;

“Husky Series 2 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 2, in the capital of Husky;

“Husky Series 3 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 3, in the capital of Husky;

“Husky Series 4 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 4, in the capital of Husky;

“Husky Series 5 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 5, in the capital of Husky;

“Husky Series 6 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 6, in the capital of Husky;

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“Husky Series 7 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 7, in the capital of Husky;

“Husky Series 8 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 8, in the capital of Husky;

“Interim Order” means the interim order of the Court concerning the Arrangement under section 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Husky Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“In the Money Amount” has the meaning ascribed thereto in Section 2.4(d);

“Laws” means all laws (including, for greater certainty, common law), statutes, regulations, bylaws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, judgment, decision, ruling, award, authority or license of any Governmental Authority or self-regulatory authority;

“Letter of Transmittal” means the letter of transmittal to be sent to Husky Common Shareholders or Husky Preferred Shareholders, as applicable, for use in connection with the Arrangement, in the form accompanying the Circular;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement, as supplemented, modified or amended in accordance with the terms of the Arrangement Agreement or the terms hereof, and “hereby”, “hereof”, “herein”, “hereunder”, “herewith” and similar terms refer to this plan of arrangement and not to any particular provision of this plan of arrangement;

“Preferred Share Condition” means: (i) the Husky Preferred Shareholders have approved the Preferred Shareholder Resolution by the Husky Preferred Shareholders’ Approval at the Husky Meeting; and (ii) unless otherwise determined by Cenovus in its sole discretion, holders of not more than 10% of the Husky Preferred Shares have validly exercised, and not withdrawn, Dissent Rights;

“Preferred Shareholder Resolution” means the special resolution in respect of the Arrangement to be considered by the Husky Preferred Shareholders at the Husky Meeting, substantially in the form attached to the Arrangement Agreement as Schedule “C”;

“Registrar” means the Registrar of Corporations for the Province of Alberta appointed under section 263 of the ABCA;

“Share Issuance Resolution” means the ordinary resolution to be considered by the Cenovus Common Shareholders at the Cenovus Meeting, substantially in the form attached to the Arrangement Agreement as Schedule “D”;

“Tax Act” means the Income Tax Act, RSC 1985, c 1 (5th Supp); and

“TSX” means the Toronto Stock Exchange.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders. Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including (or includes) without limitation”.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.

1.5	Currency

Unless otherwise indicated, all sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

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1.6	References to Legislation

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, shall become effective at, and be binding as and from, the Effective Time, on: (a) Husky; (b) Cenovus; (c) all holders of Husky Options; (d) all registered and beneficial holders of Husky Common Shares and, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares, including in either case Dissenting Shareholders; (e) the Depositary; and (f) all other Persons, without any further act or formality required on the part of any Person except as expressly provided herein.

2.3	Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided herein. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the steps, events or transactions set out in Section 2.4 have become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to section 193(11) of the ABCA, the Arrangement shall become effective commencing at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to section 193(10) of the ABCA.

2.4	The Arrangement

Commencing at the Effective Time, each of the steps, events or transactions set out below shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in two minute intervals in the following order (or in such other manner, order or times as the parties to the Arrangement Agreement may agree in writing) without any further act or formality, except as otherwise provided herein:

Dissenting	Shareholders

(a)

the Husky Common Shares held by Dissenting Shareholders and, if the Preferred Share Condition is satisfied prior to the Effective Time, the Husky Preferred Shares held by Dissenting Shareholders, shall be deemed to have been transferred to, and acquired by, Cenovus (free and clear of any Encumbrances), and:

(i)

such Dissenting Shareholders shall cease to be the holders of the Husky Common Shares or Husky Preferred Shares, as applicable, so transferred and to have any rights as Husky Common Shareholders or Husky Preferred Shareholders, as applicable, other than the right to be paid fair value for such Husky Common Shares or Husky Preferred Shares, as applicable, as set out in Section 3.1;

(ii)

such Dissenting Shareholders’ names shall be removed from the applicable register or registers of holders of Husky Common Shares or Husky Preferred Shares, as applicable, maintained by or on behalf of Husky as it relates to the Husky Common Shares or the Husky Preferred Shares, as applicable, so transferred; and

(iii)

Cenovus shall become the transferee (free and clear of all Encumbrances) of the Husky Common Shares or the Husky Preferred Shares, as applicable, so transferred and shall be added to the applicable register or registers of Husky Common Shares or Husky Preferred Shares, as applicable, maintained by or on behalf of Husky;

Acquisition	of Husky Preferred Shares by Cenovus

(b)

provided that the Preferred Share Condition is satisfied prior to the Effective Time, each outstanding Husky Series 1 Preferred Share, Husky Series 2 Preferred Share, Husky Series 3 Preferred Share, Husky Series 5 Preferred Share and Husky Series 7 Preferred Share

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held by a Husky Preferred Shareholder (in each case other than those held by Dissenting Shareholders and Cenovus) shall be, and shall be deemed to be, simultaneously transferred to, and acquired by, Cenovus (free and clear of any Encumbrances) in sole consideration for the issuance by Cenovus to the Husky Preferred Shareholder of:

(i)	one Cenovus Series 1 Preferred Share for each one Husky Series 1 Preferred Share so transferred;

(ii)	one Cenovus Series 2 Preferred Share for each one Husky Series 2 Preferred Share so transferred;

(iii)	one Cenovus Series 3 Preferred Share for each one Husky Series 3 Preferred Share so transferred;

(iv)	one Cenovus Series 5 Preferred Share for each one Husky Series 5 Preferred Share so transferred; and

(v)	one Cenovus Series 7 Preferred Share for each one Husky Series 7 Preferred Share so transferred,

and all of such Cenovus Preferred Shares shall be deemed to be duly authorized, validly issued and fully paid and non-assessable, and an amount equal to the lesser of (i) the “paid up capital”, within the meaning of the Tax Act, of the applicable series of Husky Preferred Shares so acquired pursuant to this Section 2.4(b), and (ii) the fair market value of the applicable series of Husky Preferred Shares so acquired pursuant to this Section 2.4(b), shall be added to the stated capital account maintained by Cenovus for each applicable series of Cenovus Preferred Shares;

Acquisition	of Husky Common Shares by Cenovus

(c)	each Husky Common Shareholder (other than a Dissenting Shareholder and Cenovus) shall simultaneously transfer, and shall be deemed to have transferred, to Cenovus (free and clear of any Encumbrances):

(i)

that number of Husky Common Shares equal to the number of Husky Common Shares held by such Husky Common Shareholder immediately prior to the Effective Time, less the number of Husky Common Shares transferred to Cenovus pursuant to Section 2.4(c)(ii), in sole consideration for that number of Cenovus Common Shares obtained by multiplying the number of Husky Common Shares held by such Husky Common Shareholder immediately prior to the Effective Time, by 0.7845, and all of such Cenovus Common Shares shall be deemed to be duly authorized, validly issued and fully paid and non-assessable, and an amount equal to the lesser of (A) the “paid up capital”, within the meaning of the Tax Act, of the Husky Common Shares so acquired pursuant to this Section 2.4(c)(i), and (B) the fair market value of the Husky Common Shares so acquired pursuant to this Section 2.4(c)(i), shall be added to the stated capital account maintained by Cenovus for the Cenovus Common Shares; and

(ii)

that number of Husky Common Shares obtained by multiplying the number of Husky Common Shares held by such Husky Common Shareholder immediately prior to the Effective Time, by the Cenovus Warrants Portion, in sole consideration for that number of Cenovus Warrants obtained by multiplying the number of Husky Common Shares held by such Husky Common Shareholder immediately prior to the Effective Time, by 0.0651; and

Exchange	of Husky Options for Cenovus Replacement Options

(d)

each Husky Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred to Cenovus and, as sole consideration therefor, Cenovus will grant a Cenovus Replacement Option: (A) to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of such Husky Option immediately prior to the Effective Time, multiplied by 0.7845, and (B) with an exercise price per Cenovus Common Share equal to the exercise price per share of such Husky Option immediately prior to the Effective Time divided by 0.7845 and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a holder of Cenovus Replacement Options being entitled to acquire a fraction of a Cenovus Common Share, then the number of Cenovus Common Shares subject to such Cenovus Replacement Options shall be rounded down to the next lower whole number of Cenovus Common Shares), and all Husky Options shall concurrently be cancelled and terminated, and:

(i)	for greater certainty, a holder of Husky Options will receive no consideration for the exchange of such Husky Options other than the Cenovus Replacement Options;

(ii)

all other terms and conditions of a Cenovus Replacement Option, including the term to expiry, vesting conditions and conditions to exercise, shall be the same as the Husky Option for which it was exchanged;

(iii)

any document, certificate or option agreement previously evidencing one or more Husky Options shall thereafter evidence and be deemed to evidence such Cenovus Replacement Options and no certificate evidencing one or more Cenovus Replacement Options shall be issued;

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(iv)

such holder of Husky Options shall cease to be a holder of the Husky Options so transferred and to have any rights as a holder of Husky Options other than the right to receive the number of Cenovus Replacement Options issuable to such holder on the basis set forth in this Section 2.4(d); and

(v)	such holder’s name shall be removed from the register or account of holders of Husky Options maintained by or on behalf of Husky as it relates to the Husky Options so transferred.

Notwithstanding the foregoing, if it is determined in good faith that: (A) the excess of the aggregate of the fair market value of the Cenovus Common Shares subject to a Cenovus Replacement Option, determined immediately after the effective time of this Section 2.4(d), over the aggregate option exercise price for such Cenovus Common Shares pursuant to such Cenovus Replacement Option (such excess referred to as the “In the Money Amount” of the Cenovus Replacement Option) would otherwise exceed (B) the excess of the aggregate fair market value of the Husky Common Shares subject to the Husky Option in exchange for which the Cenovus Replacement Option was granted, determined immediately prior to the effective time of this Section 2.4(d), over the aggregate option exercise price for the Husky Common Shares pursuant to such Husky Option (such excess referred to as the “In the Money Amount” of the Husky Option), the previous provisions shall be modified so that the In the Money Amount of the Cenovus Replacement Option does not exceed the In the Money Amount of the Husky Option in accordance with subsection 7(1.4) of the Tax Act, but only to the extent necessary and in a manner that does not otherwise (except to the extent necessary to comply with subsection 7(1.4) of the Tax Act) adversely affect the holder of the Cenovus Replacement Option.

2.5	Transfer of Securities

With respect to each Husky Common Shareholder and each Husky Preferred Shareholder, in each case other than Dissenting Shareholders, immediately before the Effective Time, upon the exchange of Husky Common Shares for Cenovus Common Shares and Cenovus Warrants and the exchange of Husky Preferred Shares for Cenovus Preferred Shares pursuant to Section 2.4(c) and Section 2.4(b), respectively:

(a)

such Husky Common Shareholder shall cease to a holder of the Husky Common Shares so transferred and to have any rights as a Husky Common Shareholder other than the right to receive the number of Cenovus Common Shares and Cenovus Warrants issuable to such holder on the basis set forth in Section 2.4(c);

(b)

such Husky Preferred Shareholder shall cease to be a holder of the Husky Preferred Shares so transferred and to have any rights as a Husky Preferred Shareholder other than the right to receive the number of Cenovus Preferred Shares issuable to such holder on the basis set forth in Section 2.4(b);

(c)

such holder’s name shall be removed from the applicable register or registers of holders of Husky Common Shares or Husky Preferred Shares, as applicable, maintained by or on behalf of Husky as it relates to the Husky Common Shares or the Husky Preferred Shares, as applicable, so transferred;

(d)

Cenovus shall become the transferee (free and clear of all Encumbrances) of the Husky Common Shares or the Husky Preferred Shares, as applicable, so transferred and shall be added to the register or registers of holders of Husky Common Shares or Husky Preferred Shares, as applicable, maintained by or on behalf of Husky; and

(e)

Cenovus shall cause to be issued and delivered the consideration issuable and deliverable to such Husky Common Shareholder or Husky Preferred Shareholder, as applicable, and, in particular, Cenovus shall allot and issue to:

(i)

such Husky Common Shareholder the number of Cenovus Common Shares and Cenovus Warrants issuable to such holder on the basis set forth in Section 2.4(c), and such Husky Common Shareholder’s name shall be added to the applicable register or registers of holders of Cenovus Common Shares and Cenovus Warrants maintained by or on behalf of Cenovus in respect of such issued Cenovus Common Shares and Cenovus Warrants; and

(ii)

such Husky Preferred Shareholder the number of Cenovus Preferred Shares issuable to such holder on the basis set forth in Section 2.4(b), and such Husky Preferred Shareholder’s name shall be added to the register or registers of holders of Cenovus Preferred Shares maintained by or on behalf of Cenovus in respect of such issued Cenovus Preferred Shares.

2.6	No Fractional Securities

No fractional Cenovus Common Shares, Cenovus Warrants or Cenovus Preferred Shares shall be issued under the Arrangement. In lieu of any fractional Cenovus Common Shares, Cenovus Warrants or Cenovus Preferred Shares, a Husky Common Shareholder or a Husky Preferred Shareholder, as applicable, otherwise entitled to a fractional interest in a Cenovus Common Share, Cenovus Warrant or Cenovus Preferred Share, as applicable, shall receive the next lower whole number of Cenovus Common Shares, Cenovus Warrants or Cenovus Preferred Shares, as applicable. In calculating fractional interests, all Husky Common Shares or Husky Preferred Shares, as applicable, registered in the name of or beneficially held by such Husky Common Shareholder or Husky Preferred Shareholder, as applicable, or its nominee(s), shall be aggregated.

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2.7	Adjustment to Consideration

The Husky Common Shareholders’ Consideration shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Cenovus Common Shares or Husky Common Shares, other than stock dividends paid in lieu of ordinary course dividends), consolidation, reclassification, reorganization, recapitalization or other like change with respect to Cenovus Common Shares or Husky Common Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.

2.8	U.S. Securities Act Exemption

Notwithstanding any provision herein to the contrary, Husky and Cenovus agree that this Plan of Arrangement will be carried out with the intention that all the Persons to whom the Cenovus Common Shares, Cenovus Warrants, Cenovus Replacement Options and Cenovus Preferred Shares are issued on completion of this Plan of Arrangement will be issued by Cenovus in reliance on the exemption from the registration requirements of the United States Securities Act of 1933, as amended, as provided by section 3(a)(10) thereof and pursuant to exemptions from registration under any applicable state securities laws.

ARTICLE 3

RIGHTS OF DISSENT

3.1	Rights of Dissent

Registered Husky Common Shareholders and registered Husky Preferred Shareholders, respectively, may exercise Dissent Rights with respect to the Husky Common Shares or the Husky Preferred Shares, as applicable, held by such holders in connection with the Arrangement pursuant to and in the manner set forth in section 191 of the ABCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding section 191(5) of the ABCA, the written objection to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, referred to in section 191(5) of the ABCA must be received by Husky not later than 5:00 p.m. (Calgary time) five Business Days immediately preceding the date of the Husky Meeting. Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Husky Common Shares and the Husky Preferred Shares, as applicable, held by them and in respect of which Dissent Rights have been validly exercised to Cenovus (free and clear of all Encumbrances) for cancellation without any further act or formality at the effective time of Section 2.4(a) notwithstanding the provisions of section 191 of the ABCA, and if they:

(a)

ultimately are entitled to be paid fair value for such Husky Common Shares or Husky Preferred Shares, as applicable, they: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.4(a)); (ii) shall be paid by Cenovus the fair value of such Husky Common Shares or Husky Preferred Shares, as applicable, which fair value shall be determined as of the close of business, in respect of the Husky Common Shares, on the last Business Day before the Arrangement Resolution was adopted and, in respect of the Husky Preferred Shares, on the last Business Day before the Preferred Shareholder Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Husky Common Shares or Husky Preferred Shares, as applicable; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Husky Common Shares or Husky Preferred Shares, as applicable, they shall be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a non-dissenting holder of Husky Common Shares or Husky Preferred Shares, as applicable, notwithstanding the provisions of section 191 of the ABCA, and such holder shall receive Cenovus Common Shares and Cenovus Warrants for such holder’s Husky Common Shares or Cenovus Preferred Shares for such holder’s Husky Preferred Shares, as applicable, on the basis set forth in Section 2.4(c) or Section 2.4(b), as applicable.

3.2	Recognition of Dissenting Shareholders

(a)

In no circumstances shall Husky, Cenovus or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Husky Common Shares or Husky Preferred Shares, as applicable, in respect of which such rights are sought to be exercised.

(b)

For greater certainty, in no case shall Husky, Cenovus or any other Person be required to recognize Dissenting Shareholders as holders of Husky Common Shares or Husky Preferred Shares, as applicable, in respect of which Dissent Rights have been validly exercised after the effective time of Section 2.4(a). In addition to any other restrictions in section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Husky Options; (ii) Husky Common Shareholders who have voted in favour of the Arrangement Resolution; or (iii) Husky Preferred Shareholders who have voted in favour of the Preferred Shareholder Resolution. A Person may only exercise Dissent Rights in respect of all, and not less than all, of such Person’s Husky Common Shares or Husky Preferred Shares, respectively.

(c)

Notwithstanding anything to the contrary in this Plan of Arrangement, if the Preferred Share Condition is not satisfied prior to the Effective Time, the right to dissent provided for in this Article 3 shall cease to apply to Husky Preferred Shareholders and any written objection to the Preferred Shareholder Resolution sent by a Husky Preferred Shareholder shall be null and void.

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ARTICLE 4

CERTIFICATES AND DELIVERY OF CONSIDERATION

4.1	Delivery of Consideration

(a)	Cenovus shall, on the Effective Date, prior to the sending of the Articles of Arrangement to the Registrar, deposit, or cause to be deposited, in escrow with the Depositary:

(i)

for the benefit of and to be held on behalf of the Husky Common Shareholders entitled to receive Cenovus Common Shares and Cenovus Warrants pursuant to Section 2.4(c), certificates representing, or other evidence regarding the issuance of, the Cenovus Common Shares and the Cenovus Warrants that such Husky Common Shareholders are entitled to receive under the Arrangement (calculated without reference to whether any Husky Common Shareholder has exercised Dissent Rights); and

(ii)

if the Preferred Share Condition is satisfied prior to the Effective Time, for the benefit of and to be held on behalf of the Husky Preferred Shareholders entitled to receive Cenovus Preferred Shares pursuant to Section 2.4(b), certificates representing, or other evidence regarding the issuance of, the Cenovus Preferred Shares that such Husky Preferred Shareholders are entitled to receive under the Arrangement (calculated without reference to whether any Husky Preferred Shareholder has exercised Dissent Rights), in each case, which certificates, or other evidence, shall be held by the Depositary as agent and nominee for the Husky Common Shareholders and the Husky Preferred Shareholders, as applicable, in accordance with the provisions of this Article 4.

(b)

Forthwith following the Effective Time, subject to Section 4.1(c), Cenovus shall: (i) cause to be issued to each Husky Common Shareholder the number of Cenovus Common Shares and Cenovus Warrants issuable in respect of the Husky Common Shares required by Section 2.4(c), as adjusted, if applicable, pursuant to Section 2.7; and (ii) if the Preferred Share Condition is satisfied prior to the Effective Time, cause to be issued to each Husky Preferred Shareholder the number of Cenovus Preferred Shares issuable in respect of the Husky Preferred Shares required by Section 2.4(b).

(c)

The Depositary shall deliver the consideration in respect of those Husky Common Shares and, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares that were transferred or deemed to be transferred pursuant to Section 2.4(c) and Section 2.4(b), respectively, which are held on a book-entry basis, less any amounts withheld pursuant to Section 4.4, in accordance with normal industry practice for payments relating to securities held on a book-entry only basis. With respect to those Husky Common Shares and Husky Preferred Shares not held on a book-entry basis, upon surrender to the Depositary for cancellation of a certificate or certificates (as applicable) which, immediately prior to the Effective Time, represented outstanding Husky Common Shares or, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares that were transferred or deemed to be transferred pursuant to Section 2.4(c) or Section 2.4(b), as applicable, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, each Husky Common Shareholder or Husky Preferred Shareholder, as applicable, represented by such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as directed in the Letter of Transmittal, the consideration which such holder has the right to receive under this Plan of Arrangement for such Husky Common Shares or Husky Preferred Shares, as applicable, less any amounts withheld pursuant to Section 4.4, and any certificate(s) so surrendered shall forthwith be cancelled.

(d)

Until surrendered as contemplated by Section 4.1(c), each certificate that immediately prior to the Effective Time represented Husky Common Shares or, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the consideration to which holders of such Husky Common Shares or Husky Preferred Shares, as applicable, are entitled under the Arrangement, less any amounts withheld pursuant to Section 4.4, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Husky Common Shares or the Husky Preferred Shares, as applicable, represented by such certificate.

(e)

Subject to any Applicable Laws relating to unclaimed personal property, any certificate formerly representing Husky Common Shares or, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares, as applicable, that is not deposited, together with all other documents required hereunder, on or before the last Business Day before the third anniversary of the Effective Date, and any right or claim by or interest of any kind or nature, including the right of a former Husky Common Shareholder or, if the Preferred Share Condition is satisfied prior to the Effective Time, former Husky Preferred Shareholder to receive certificates representing Cenovus Common Shares and Cenovus Warrants (in the case of former Husky Common Shareholders) or Cenovus Preferred Shares (in the case of former Husky Preferred Shareholders) to which such holder is entitled pursuant to the Arrangement, shall terminate and be deemed to be surrendered and forfeited to Cenovus for no consideration, together with all entitlements to dividends, distributions and interest thereon. In such case, such Cenovus Common Shares, Cenovus Warrants and Cenovus Preferred Shares shall be returned to Cenovus for cancellation.

(f)

No holder of Husky Options, Husky Common Shareholder or, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shareholder shall be entitled to receive any consideration with respect to the Husky Options, Husky Common Shares

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or Husky Preferred Shares, as applicable, other than the consideration to which the holder is entitled to receive under the Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividend, premium or other payment in connection therewith.

4.2	Lost Certificates

If any certificate which immediately prior to the Effective Time represented an interest in one or more outstanding Husky Common Shares or Husky Preferred Shares that were transferred pursuant to Section 2.4 has been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by Cenovus and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement, deliverable in accordance with such holder’s Letter of Transmittal. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Cenovus, Husky and their respective transfer agents in such form as is satisfactory to Cenovus, Husky and their respective transfer agents, or shall otherwise indemnify Cenovus, Husky and their respective transfer agents, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Cenovus Common Shares or Cenovus Preferred Shares, as applicable, with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Husky Common Shares or Husky Preferred Shares, as applicable, unless and until the holder of such certificate shall have complied with the provisions of Section 4.1 or Section 4.2. Subject to Applicable Law and to Section 4.4, at the time of such compliance, a Husky Common Shareholder or Husky Preferred Shareholder, as applicable, entitled to receive Cenovus Common Shares or Cenovus Preferred Shares, as applicable, shall receive, in addition to the delivery of a certificate representing the Cenovus Common Shares or Cenovus Preferred Shares, as applicable, a cheque for the amount of the dividend or other distribution with a record date after the Effective Time, without interest, theretofore paid with respect to such Cenovus Common Shares or Cenovus Preferred Shares, as applicable.

4.4	Withholdings

Husky, Cenovus and the Depositary shall be entitled to deduct or withhold from any amounts payable to any Husky Common Shareholder, any Husky Preferred Shareholder, any holder of Husky Options or any other Person, pursuant to the Arrangement, such amounts (whether in cash, Cenovus Common Shares, Cenovus Warrants or Cenovus Preferred Shares) as Husky, Cenovus or the Depositary reasonably determines it is required to deduct or withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to the holders of Husky Common Shares, Husky Preferred Shares or Husky Options in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts are timely remitted to the appropriate Governmental Authority. Any of Husky, Cenovus or the Depositary is hereby authorized to sell or otherwise dispose of any share consideration as is necessary to provide sufficient funds to Husky, Cenovus or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of Husky, Cenovus or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and Husky, Cenovus or the Depositary, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

4.5	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.

4.6	Paramountcy

From and after the Effective Time:

(a)

this Plan of Arrangement shall take precedence and priority over any and all rights related to Husky Options, Husky Common Shares and, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares issued or outstanding prior to the Effective Time;

(b)

the rights and obligations of Husky, Cenovus, the Depositary, the holders of Husky Options, the Husky Common Shareholders and, if the Preferred Share Condition is satisfied prior to the Effective Time, the Husky Preferred Shareholders, and any trustee, transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to any Husky Options, Husky Common Shares and, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

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4.7	Illegality of Delivery of Cenovus Common Shares and Cenovus Preferred Shares

Notwithstanding the foregoing, if it appears to Cenovus that it would be contrary to Applicable Law to issue Cenovus Common Shares or, if the Preferred Share Condition is satisfied prior to the Effective Time, Cenovus Preferred Shares pursuant to the Arrangement to a Husky Common Shareholder or Husky Preferred Shareholder, as applicable, that is not a resident of Canada or the U.S., the Cenovus Common Shares or the Cenovus Preferred Shares that otherwise would be issued to that Person will be issued to the Depositary for sale by the Depositary or a nominee of the Depositary acceptable to Husky and Cenovus, each acting reasonably, on behalf of that Person. The Cenovus Common Shares or Cenovus Preferred Shares so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary or its nominee shall not be obligated to seek or obtain a minimum price for any of the Cenovus Common Shares or the Cenovus Preferred Shares sold by it. Each such Person will receive a pro rata share of the cash proceeds from the sale of the Cenovus Common Shares or the Cenovus Preferred Shares, as applicable, sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Cenovus Common Shares or the Cenovus Preferred Shares and any amount withheld in respect of taxes) in lieu of the Cenovus Common Shares or the Cenovus Preferred Shares themselves. None of Husky, Cenovus or the Depositary will be liable for any loss arising out of any such sales.

ARTICLE 5

AMENDMENTS

5.1	Amendment of this Plan of Arrangement

(a)

Husky and Cenovus may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) approved by both Husky and Cenovus, each acting reasonably; (iii) filed with the Court and, if made following the Husky Meeting, approved by the Court; and (iv) communicated to the Husky Common Shareholders, the Husky Preferred Shareholders or both, if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Husky or Cenovus at any time prior to or at the Husky Meeting (provided that Husky or Cenovus, as applicable, shall have consented thereto in writing, acting reasonably) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Husky Meeting (other than as may be required by the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Husky Meeting shall be effective only: (i) if it is consented to in writing by each of Husky and Cenovus (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by some or all of the Husky Common Shareholders and the Husky Preferred Shareholders voting in the manner directed by the Court.

(d)

This Plan of Arrangement may be amended, modified or supplemented following the Effective Time unilaterally by Cenovus, provided that it concerns a matter which, in the reasonable opinion of Cenovus, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Husky Options, Husky Common Shares or, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares.

ARTICLE 6

FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the steps, events and transactions set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Cenovus and Husky shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the steps, events and transactions set out in this Plan of Arrangement.

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SCHEDULE “B”

FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act, RSA 2000, c B-9 (the “ABCA”) involving Husky Energy Inc. (“Husky”), as more particularly described and set forth in the joint management information circular of Husky and Cenovus Energy Inc. (“Cenovus”) accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.

The plan of arrangement (the “Plan of Arrangement”) involving Husky, the full text of which is set out as Schedule “A” to the Arrangement Agreement dated October 24, 2020 between Cenovus and Husky (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.

The Arrangement Agreement, the actions of the directors of Husky in approving the Arrangement Agreement and the actions of the directors and officers of Husky in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the holders of common shares in the capital of Husky and the holders of options to acquire common shares in the capital of Husky (collectively, the “Husky Securityholders”) or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta, the directors of Husky are hereby authorized and empowered, without further notice to or approval of the Husky Securityholders: (a) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement, as applicable; and (b) subject to the terms of the Arrangement Agreement, to disregard the Husky Securityholders’ approval and not proceed with the Arrangement.

5.

Any one director or officer of Husky is hereby authorized and directed, for and on behalf of Husky, to execute, under the corporate seal of Husky or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.

Any one director or officer of Husky is hereby authorized and directed, for and on behalf of Husky, to execute or cause to be executed, under the corporate seal of Husky or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such director’s or officer’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE “C”

FORM OF PREFERRED SHAREHOLDER RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act, RSA 2000, c B-9 (the “ABCA”) involving Husky Energy Inc. (“Husky”), as more particularly described and set forth in the joint management information circular of Husky and Cenovus Energy Inc. (“Cenovus”) accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.

The plan of arrangement (the “Plan of Arrangement”) involving Husky, the full text of which is set out as Schedule “A” to the Arrangement Agreement dated October 24, 2020 between Cenovus and Husky (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.

The Arrangement Agreement, the actions of the directors of Husky in approving the Arrangement Agreement and the actions of the directors and officers of Husky in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the holders of preferred shares in the capital of Husky (the “Husky Preferred Shareholders”) or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta, the directors of Husky are hereby authorized and empowered, without further notice to or approval of the Husky Preferred Shareholders: (a) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement, as applicable; and (b) subject to the terms of the Arrangement Agreement, to disregard the Husky Preferred Shareholders’ approval and not proceed with the Arrangement.

5.

Any one director or officer of Husky is hereby authorized and directed, for and on behalf of Husky, to execute, under the corporate seal of Husky or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.

Any one director or officer of Husky is hereby authorized and directed, for and on behalf of Husky, to execute or cause to be executed, under the corporate seal of Husky or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such director’s or officer’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE “D”

FORM OF SHARE ISSUANCE RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The issuance of up to [●] common shares (“Cenovus Common Shares”) in the capital of Cenovus Energy Inc. (“Cenovus”) and up to [●] common share purchase warrants of Cenovus (“Cenovus Warrants”) pursuant to an arrangement (the “Arrangement”) under section 193 of the Business Corporations Act, RSA 2000, c B-9 involving Husky Energy Inc. (“Husky”), the full text of which is set out as Schedule “A” to the Arrangement Agreement dated October 24, 2020 between Cenovus and Husky, as more particularly described and set forth in the joint management information circular of Cenovus and Husky accompanying the notice of this meeting (the “Circular”), is hereby authorized and approved (such number of Cenovus Common Shares consisting of (i) up to [●] Cenovus Common Shares issuable pursuant to the Arrangement, (ii) up to [●] Cenovus Common Shares issuable upon exercise, from time to time, of up to [●] Cenovus Warrants, and (iii) up to [●] Cenovus Common Shares issuable upon exercise, from time to time, of up to [●] replacement options to purchase Cenovus Common Shares granted by Cenovus in consideration for the outstanding options to purchase common shares in the capital of Husky pursuant to the Arrangement).

2.

The Arrangement Agreement, the actions of the directors of Cenovus in approving the Arrangement Agreement and the actions of the directors and officers of Cenovus in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

3.

The amendments to the Amended and Restated Shareholder Rights Plan Agreement dated as of April 25, 2018 between Cenovus and Computershare Investor Services, Inc. (the “SRP Agreement”) described and set forth in the Circular, and such further amendments as the Cenovus directors may determine to be reasonably necessary to ensure that an acquisition by any person of Cenovus Common Shares or of rights to acquire Cenovus Common Shares pursuant to (i) the Arrangement, (ii) the Cenovus Warrants, including the exercise thereof, or (iii) any exercise of pre-emptive rights, including pursuant to any follow-on offering, under any Pre-Emptive Rights Agreement (as defined in the Arrangement Agreement) does not and will not result in the occurrence of a “Flip- In Event” or the “Separation Time” (as those terms are defined in the SRP Agreement), are hereby consented to and approved.

4.

Notwithstanding that this resolution has been passed by the Cenovus Common Shareholders (as defined in the Arrangement Agreement) or that the Arrangement (as defined in the Arrangement Agreement) has been approved by the Court of Queen’s Bench of Alberta, the directors of Cenovus are hereby authorized and empowered, without further notice to or approval of the Cenovus Common Shareholders: (a) to amend the Arrangement Agreement, to the extent permitted by the Arrangement Agreement; and (b) subject to the terms of the Arrangement Agreement, to disregard the Cenovus Common Shareholders’ approval and not proceed with the Arrangement or any related amendments to the SRP Agreement.

5.

Any one director or officer of Cenovus is hereby authorized and directed, for and on behalf of Cenovus, to execute or cause to be executed, under the corporate seal of Cenovus or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such director’s or officer’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE “E”

REPRESENTATIONS AND WARRANTIES OF CENOVUS

(a)

Organization and Qualification. Each of Cenovus and its Material Subsidiaries is a corporation or partnership, as applicable, duly incorporated or formed, validly existing and in good standing under the Applicable Laws of its jurisdiction of incorporation, formation or continuance and has the requisite corporate or partnership power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Cenovus is, and its Material Subsidiaries are, duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Cenovus and its Material Subsidiaries taken as a whole.

(b)

Authority Relative to this Agreement. Cenovus has the requisite corporate authority to enter into this Agreement, the Support Agreements, the Standstill Agreements, the Pre-Emptive Rights Agreements, the Registration Rights Agreements and the Cenovus Warrant Indenture and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement, the Support Agreements, the Standstill Agreements, the Pre-Emptive Rights Agreements, the Registration Rights Agreements and the Cenovus Warrant Indenture, and the consummation by Cenovus of the transactions contemplated hereunder and thereunder, have been duly authorized by the Cenovus Board and, subject to the approval of the Share Issuance Resolution by Cenovus Common Shareholders and the approval of the Circular and matters relating to the Cenovus Meeting by the Cenovus Board, no other corporate proceedings on the part of Cenovus are necessary to authorize this Agreement or the Arrangement. This Agreement, the Support Agreements and the Standstill Agreements have been duly executed and delivered by Cenovus and constitute legal, valid and binding obligations of Cenovus enforceable against it in accordance with the terms thereof, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)

Material Subsidiaries. Cenovus has no Material Subsidiaries other than Cenovus Energy Marketing Services Ltd., FCCL Partnership and WRB Refining LP. None of Cenovus’s Material Subsidiaries are currently prohibited, directly or indirectly, from paying any dividends to Cenovus, from making any other distribution on such Material Subsidiary’s capital stock, from repaying to Cenovus any loans or advances to such Material Subsidiary from Cenovus.

(d)

Ownership of Subsidiaries. Cenovus is, except as pursuant to restrictions on transfer contained in constating documents, rights of first refusal and similar rights restricting transfer contained in shareholders, partnership or joint venture agreements for or pursuant to existing financing arrangements involving subsidiaries which are not wholly owned, the beneficial direct or indirect owner of all of the outstanding shares and other ownership interests of the subsidiaries of Cenovus with good title thereto free and clear of any and all Encumbrances. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of the subsidiaries of Cenovus. Except as disclosed in writing by Cenovus to Husky, all of the outstanding shares of capital stock and other ownership interests in the subsidiaries of Cenovus are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)	No Violation; Absence of Defaults and Conflicts.

(i)

No member of the Cenovus Group is in violation of its constating documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which any member of the Cenovus Group is a party or to which any of them, or any of their respective properties or assets, may be subject or by which any member of the Cenovus Group is bound, except for such defaults which would not result in a Material Adverse Effect on Cenovus.

(ii)

Neither the execution and delivery of this Agreement by Cenovus nor the consummation of the Arrangement contemplated by this Agreement nor compliance by Cenovus with any of the provisions hereof will: (A) except as disclosed in writing by Cenovus to Husky, violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of Cenovus or any of its subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) their respective charter or by-laws; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which any member of the Cenovus Group is a party or to which any of them, or any of their respective properties or assets, may be subject or by which any member of the Cenovus Group is bound; or (B) subject to obtaining the Key Regulatory Approvals and the requisite approvals of the Cenovus Common Shareholders, the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options, the Court, the TSX and the NYSE and compliance with Applicable Canadian Securities Laws, violate any Laws applicable to any member of the Cenovus Group or any of their respective properties or assets; or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in

D-E-1

effect (except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Cenovus).

(iii)

Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the Key Regulatory Approvals and the requisite approvals of the Cenovus Common Shareholders, the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options, the Court, the TSX and the NYSE: (A) there is no legal impediment to Cenovus’s consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Authority is required of Cenovus in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Cenovus or significantly impede the ability of Cenovus to consummate the Arrangement.

(f)

Cenovus Common Shares, Cenovus Warrants and Cenovus Preferred Shares. The Cenovus Board has authorized the creation of, and filing of articles of amendment in relation to, the Cenovus Preferred Shares. Cenovus has reserved and allotted or will reserve and allot prior to the Effective Time a sufficient number of (i) Cenovus Common Shares and Cenovus Preferred Shares as are issuable pursuant to the Arrangement, (ii) Cenovus Common Shares as are issuable pursuant to the Cenovus Warrants, and (iii) Cenovus Common Shares as are issuable pursuant to the Cenovus Replacement Options, and, subject to the terms and conditions of the Arrangement, such Cenovus Common Shares and Cenovus Preferred Shares, when issued, will be duly authorized, validly issued and fully paid and non-assessable. Upon execution and delivery of the Cenovus Warrant Indenture, the Cenovus Warrants will be created and authorized to be issued in accordance with the terms thereof, and the Cenovus Warrants, when issued, will be validly created and issued as fully paid and non-assessable securities of Cenovus.

(g)	Funds Available. Cenovus has, and will until the Effective Time have, sufficient funds available or available under its credit facilities to pay the Husky Termination Amount pursuant to Section 7.3.

(h)

Litigation. There are no actions, suits, proceedings or investigations by Governmental Authorities pending or, to the knowledge of Cenovus, threatened, affecting or that would reasonably be expected to affect the Cenovus Group or any of its properties or assets at law or equity or before or by any court or Governmental Authority which action, suit, proceeding or investigation involves a reasonable possibility of any judgment against or liability of the Cenovus Group which, if successful, would have a Material Adverse Effect on Cenovus or would significantly impede the ability of Cenovus to consummate the Arrangement. No member of the Cenovus Group is subject to any outstanding order, writ, injunction or decree that has had or would have a Material Adverse Effect on Cenovus or would significantly impede the ability of Cenovus to consummate the Arrangement.

(i)

Returns Filed and Taxes Paid. All material Returns required to be filed by or on behalf of each member of the Cenovus Group have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All material Taxes due or payable by any member of the Cenovus Group, whether or not shown to be payable on such Returns, have been paid in full on a timely basis, other than any such Taxes being contested in good faith and for which adequate reserves in accordance with IFRS have been established.

(j)

Tax Reserves. Cenovus has provided adequate accruals in the Cenovus Financial Statements for material impacts to deferred Taxes payable and current Taxes payable by, or required to be withheld and remitted by, any member of the Cenovus Group, which Taxes are not yet payable to the applicable Governmental Authority, in each case in conformity with IFRS.

(k)

Tax Deficiencies; Audits. No deficiencies exist or have been asserted with respect to Taxes of any member of the Cenovus Group that would have a Material Adverse Effect on Cenovus. No member of the Cenovus Group is a party to any action or proceeding for assessment or collection of Taxes that would have a Material Adverse Effect on Cenovus, nor, to the knowledge of Cenovus, has such an event been asserted or threatened against any member of the Cenovus Group or any of their respective assets that would have a Material Adverse Effect on Cenovus.

(l)

Withholding Taxes. Each member of the Cenovus Group has paid or has withheld and remitted to the appropriate Governmental Authority all material Taxes required to be paid, withheld and remitted by them, including in connection with amounts paid or owing to employees, non-residents of Canada, independent contractors, creditors, shareholders or other third parties.

(m)

Full Disclosure. The data and information in respect of Cenovus’s Tax position provided by Cenovus to Husky in Cenovus’s virtual data room as of 5:00 p.m. (Calgary time) on October 23, 2020 and otherwise made available to Husky in writing, was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Cenovus has no knowledge of any material adverse change to the Tax of the Cenovus Group from that disclosed in such data and information.

D-E-2

(n)

Foreign Returns. Except as disclosed in writing by Cenovus to Husky, no member of the Cenovus Group has filed, or has been required or is currently required to file, any Returns with any Governmental Authority outside of the jurisdiction of incorporation or establishment of such member, and no claims have ever been made by a Governmental Authority that any member of the Cenovus Group is or may be subject to Tax in a jurisdiction where it does not file Returns.

(o)

GST and Similar Taxes. The books and records of the Cenovus Group fairly and correctly set out and disclose, in all material respects, all liabilities and unclaimed input tax credits under Part IX of the Excise Tax Act (Canada) for purposes of the goods and services or harmonized sales tax or any similar legislation, and fairly and correctly set out and disclose in all material respects all liabilities and remittances in respect of any provincial sales tax, fuel tax, or any other value-added tax. All financial transactions of each member of the Cenovus Group have been accurately and completely recorded, in all material respects in the books and records of each member of the Cenovus Group.

(p)	Residence. Cenovus is a “Canadian corporation” as defined in the Tax Act.

(q)

Listed Transactions. No member of the Cenovus Group has (A) participated in any listed transaction within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state or local Tax law) or (B) taken any reporting position on a Return, which reporting position (i) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Internal Revenue Code (or any similar provision of state or local Tax law), and (ii) has not adequately been disclosed on such Return in accordance with Section 6662(d)(2)(B) of the Internal Revenue Code (or any similar provision of state or local Tax law).

(r)

Tax Sharing Agreements. No member of the Cenovus Group is a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, Contract or arrangement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or has any liability for material Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Internal Revenue Code, filing consolidated federal income Tax Returns of which a member of the Cenovus Group is the common parent) under U.S. Treasury Regulations Section 1.1502 6 or similar provision of state, local or non-U.S. Tax law, as a transferee or successor, by Contract or otherwise.

(s)

Distributing or Controlled Corporation. No member of the Cenovus Group has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code) in a distribution of shares qualifying or intending to qualify for tax-free treatment under Section 355 of the Internal Revenue Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Internal Revenue Code) in conjunction with this acquisition.

(t)	Investment Canada Act. Cenovus is a “Canadian” within the meaning of the Investment Canada Act.

(u)

Reporting Issuer Status. Cenovus is a reporting issuer (where such concept exists) in all provinces and territories of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The Cenovus Common Shares are registered pursuant to the U.S. Exchange Act and Cenovus is in material compliance with all Applicable U.S. Securities Laws. The Cenovus Common Shares are listed and posted for trading on the TSX and the NYSE, and Cenovus is in material compliance with the applicable rules of the TSX and the NYSE.

(v)

Capitalization. As of the Agreement Date, the authorized capital of Cenovus consists of an unlimited number of Cenovus Common Shares and First Preferred Shares and Second Preferred Shares, issuable in series, in each case, in a number within the limits on issue set out in Cenovus’s articles (as amended). As of the Agreement Date, 1,228,869,903 Cenovus Common Shares and no Cenovus Preferred Shares are issued and outstanding. As of the Agreement Date, other than 30,744,816 Cenovus Options, 8,349,289 Cenovus PSUs and 8,862,680 Cenovus RSUs, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Cenovus of any securities of Cenovus (including Cenovus Common Shares and Cenovus Preferred Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Cenovus (including Cenovus Common Shares and Cenovus Preferred Shares). All issued and outstanding Cenovus Common Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Cenovus Common Shares issuable upon the exercise of Cenovus Options or, following the Effective Date, Cenovus Replacement Options, in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the issued and outstanding Cenovus Common Shares, there are no securities of Cenovus outstanding which have the right to vote generally with Cenovus Common Shareholders on any matter. As of the Agreement Date, there are 1,230,839 Cenovus Director DSUs and 270,781 Cenovus Employee DSUs entitling holders thereof to receive cash payments equivalent to the value of Cenovus Common Shares underlying such Cenovus DSUs upon ceasing to be a director of, or employed by, Cenovus, as applicable.

(w)

No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Cenovus Common Shares or any other securities of Cenovus has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Cenovus, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

D-E-3

(x)

Material Agreements. Other than this Agreement, Cenovus has not entered into any material agreements which are required to be filed by Cenovus under National Instrument 51-102 – Continuous Disclosure Obligations, except for those agreements which have been so filed by Cenovus.

(y)

Non-Competition Agreements. No member of the Cenovus Group is a party to or bound by any non- competition agreement or any other agreement or obligation which purports to limit the manner or the localities in which all or any material portion of the business of the Cenovus Group is or is reasonably expected to be conducted.

(z)

Filings. Cenovus has filed all material documents required to be filed by it with all applicable Governmental Authorities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(aa)

Books and Records. The corporate records and minute books of each member of the Cenovus Group have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(bb)

Financial Statements. The Cenovus Financial Statements, and any interim or annual financial statements filed by or on behalf of Cenovus on and after the Agreement Date with any securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws, were, or when so filed, will have been, prepared in accordance with IFRS (consistently applied), and present, or when so filed will present, fairly in accordance with IFRS the consolidated financial position, results of operations and changes in financial position of Cenovus on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Cenovus’s accounting policies, except as described in the notes to the Cenovus Financial Statements, since January 1, 2020.

(cc)

Financial Reporting. Each member of the Cenovus Group maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, except where the failure to maintain such a system would not reasonably be expected to have a Material Adverse Effect on Cenovus; management of Cenovus has assessed the effectiveness of Cenovus’s internal control over financial reporting, as at December 31, 2019, and has concluded that such internal control over financial reporting was effective as of such date.

(dd)

Disclosure Controls and Procedures. Cenovus maintains disclosure controls and procedures that comply with the requirements of Applicable Canadian Securities Laws and Applicable U.S. Securities Laws; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by Cenovus in the reports that it files or submits under Applicable Canadian Securities Laws and Applicable U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of December 31, 2019 at a reasonable assurance level.

(ee)	Absence of Undisclosed Liabilities. Cenovus has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent statement of financial position and associated notes thereto included in the Cenovus Financial Statements (the “Cenovus Balance Sheet”);

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Cenovus Balance Sheet under IFRS;

(iii)	those disclosed in writing by Cenovus to Husky and incurred in the ordinary course of business since the date of the Cenovus Balance Sheet and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement.

(ff)

No Material Adverse Change. Except for the Arrangement or any action taken in accordance with this Agreement, since September 30, 2020: (i) each member of the Cenovus Group has conducted its business only in the ordinary and normal course substantially consistent with past practice, subject to the Cenovus Group’s compliance with laws related to, and the impact on the Cenovus Group’s business of, the COVID-19 pandemic and such pandemic’s continuing effect on working restrictions and the local, national and global economy (including any work stoppages or operational stoppages necessary to safeguard life or property); (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Cenovus Group (taken as a whole) has been incurred other than in the ordinary course of business; (iii) there has not been any Material Adverse Change in respect of Cenovus; and (iv) there have been no material facts, transactions, events or occurrences which would have a Material Adverse Effect on Cenovus.

D-E-4

(gg)

Conduct of Business. Since September 30, 2020, no member of the Cenovus Group has taken any action that would be in violation of Section 3.1 if such provision had been in effect since that date, other than violations which would not have any Material Adverse Effect on Cenovus or would not significantly impede Cenovus’s ability to consummate the Arrangement contemplated hereby.

(hh)	Foreign Private Issuer. Cenovus is a “foreign private issuer” as defined in Rule 405 of Regulation C under the U.S. Securities Act.

(ii)	Environmental.

(i)

There have not occurred any material spills, emissions or pollution on any property of Cenovus or as a result of its operations that have not been remediated in compliance with Environmental Laws, nor has Cenovus been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws that have not been complied with, except in each case to the extent any of such material spills, emissions or pollution on property or stop orders, control orders, clean-up order or reclamation orders would not individually or in the aggregate have a Material Adverse Effect on Cenovus. All operations of the members of the Cenovus Group have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on Cenovus. No member of the Cenovus Group is aware of, or is subject to:

(ii)

(A)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(B)

any demand or notice with respect to the breach of any Environmental Laws applicable to any member of the Cenovus Group, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Cenovus.

(iii)

In the ordinary course of its business, Cenovus periodically reviews the effect of Environmental Laws on various business, operations and properties of the Cenovus Group, in the course of which it identifies and evaluates associated costs and liabilities (including any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, Cenovus has reasonably concluded that such associated costs and liabilities would not result in a Material Adverse Change.

(jj)

Title. Cenovus and its Material Subsidiaries have good and sufficient title to their real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Cenovus and its Material Subsidiaries, necessary to permit the operation of its business as presently owned and conducted, other than where the failure to have such good and sufficient title would not individually or in the aggregate have a Material Adverse Effect on Cenovus. Cenovus does not have any knowledge nor is aware of any defects, failures or impairments in the title of Cenovus to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate would have a Material Adverse Effect on Cenovus.

(kk)	No Defaults under Leases and Agreements.

(i)

Cenovus has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to Cenovus’s assets to which Cenovus is a party or by or to which Cenovus or any of its assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Cenovus.

(ii)	To the knowledge of Cenovus:

(A)	Cenovus is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of Cenovus, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not, individually or in the aggregate, have a Material Adverse Effect on Cenovus.

D-E-5

(ll)

No Encumbrances. Cenovus has not encumbered or alienated its interest in its assets or agreed to do so and its assets are free and clear of all Encumbrances except for such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are not material in the aggregate.

(mm)

Ownership of Material Property. Each of Cenovus and its Material Subsidiaries has ownership of all material property (including oil and gas leasehold interests in accordance with industry standard oilfield practice) necessary to the operation of its business, in each case free and clear of all Encumbrances and other material adverse claims known to Cenovus, other than such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are material in the aggregate.

(nn)

No ROFRs. There are no rights of first refusal, pre-emptive rights of purchase or similar right whereby any third party has the right to acquire or purchase any of Cenovus’s assets as a consequence of the Parties entering into this Agreement or the Arrangement, other than where such rights would not individually or in the aggregate have a Material Adverse Effect on Cenovus.

(oo)

Royalties, Rentals and Taxes Paid. All royalties and rentals payable under the leases and other title and operating documents pertaining to the oil and gas (onshore and offshore) assets of Cenovus and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Cenovus.

(pp)

Reserves. A true and complete copy of each of the reports prepared by McDaniel & Associates Consultants Ltd. (“McDaniel”) for the year ended December 31, 2019 and by GLJ Ltd. (“GLJ”) for the year ended December 31, 2019 with respect to Cenovus’s reserves (together, the “Cenovus Reserves Reports”) has been provided to Husky. Cenovus co-operated with GLJ and McDaniel in the preparation of the Cenovus Reserves Reports, which have been accepted and approved by the Safety, Environment, Responsibility and Reserves Committee and the Cenovus Board. Cenovus has made available to GLJ and McDaniel prior to the issuance of the Cenovus Reserves Reports for the purpose of preparing such reports, all information within Cenovus’s power or possession requested by GLJ or McDaniel, which information did not to Cenovus’s knowledge, at the time such information was provided, contain any misrepresentation and Cenovus does not have any knowledge of any change in the production, cost, reserves, resources or other relevant information provided to GLJ or McDaniel since the date that such information was so provided that would result, individually or in the aggregate, in a Material Adverse Effect. Cenovus believes that the Cenovus Reserves Reports reasonably present the estimated quantity and pre-tax net present values of the oil and natural gas reserves associated with the crude oil, natural gas and NGL properties evaluated in such reports as at December 31, 2019, based upon information available at the time such reserves information was prepared, and Cenovus believes that at the date of such reports, they reasonably presented the aggregate estimated quantity and pre- tax net present values of such reserves or the estimated monthly production volumes therefrom. Each of GLJ and McDaniel, who prepared the Cenovus Reserves Reports, are, to Cenovus’s knowledge, independent reserves evaluators in respect of the Cenovus Reserves Reports as required by the applicable securities laws in Canada as interpreted and applied by the securities commission or similar securities regulatory authority in each of the provinces and territories of Canada.

(qq)

Licences. Each member of the Cenovus Group has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licenses, permits, certificates, consents, orders, grants and other authorizations, the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on Cenovus.

(rr)

Long-Term Hedging Transactions. Each member of the Cenovus Group has no obligations or liabilities, direct or indirect, vested or contingent in respect of any Hedging Transaction except with respect to Hedging Transactions entered in the ordinary course of business consistent with past practice and as permitted under Cenovus’s corporate policies.

(ss)

Employee Benefit Plans. Cenovus has made available to Husky true, complete and correct copies of each material option, incentive compensation, deferred compensation, share purchase or share-based compensation plan and each other material employee or director compensation or benefit plan, agreement or arrangement, or any similar agreement, plan, policy or other arrangement (and any amendments thereto), for the benefit of directors or former directors of the members of the Cenovus Group, consultants or former consultants of the members of the Cenovus Group, employees or former employees of the members of the Cenovus Group, which are maintained by, contributed to, or binding upon any member of the Cenovus Group or in respect of which any member of the Cenovus Group thereof has any actual or potential liability (the “Cenovus Employee Plans”), and:

(i)	each Cenovus Employee Plan has been maintained and administered in material compliance with its terms and is funded in accordance with Applicable Laws;

(ii)	all required material employer contributions under any Cenovus Employee Plans have been made in accordance with the terms thereof;

(iii)

each Cenovus Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

D-E-6

(iv)

to the knowledge of Cenovus, there are no pending or anticipated material claims against or otherwise involving any of the Cenovus Employee Plans and no material suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Cenovus Employee Plan activities) has been brought against or with respect to any Cenovus Employee Plan;

(v)	all material contributions, reserves or premium payments required to be made to the Cenovus Employee Plans have been made or accrued for in the books and records of Cenovus;

(vi)

other than as disclosed in writing by Cenovus to Husky, the execution and delivery of this Agreement or the consummation of the transactions contemplated herein will not under any Cenovus Employee Plan result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of any member of the Cenovus Group, or will not limit the right of any member of the Cenovus Group to amend, merge, terminate or receive a reversion of assets from any Cenovus Employee Plan or related trust; and

(vii)	all material unfunded liabilities in respect of the Cenovus Employee Plans have been reflected in the Cenovus Financial Statements or accrued for in the books and records of Cenovus.

(tt)	Employment Agreements and Collective Agreements.

(i)

No member of the Cenovus Group is a party to, nor is engaged in any negotiations with respect to, any employment agreement with any employee or any written or oral agreement, arrangement or understanding, providing for severance, termination or change of control payments to any Cenovus employee as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated herein.

(ii)

No member of the Cenovus Group is a party to, nor is engaged in any negotiations with respect to, any collective bargaining or union agreement, any actual or threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Cenovus employee. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of the Cenovus Group by way of certification, interim certification, voluntary recognition or succession rights of any Cenovus employees.

(iii)

There is no labour strike, dispute, lock-out, work slowdown or stoppage or concerted work refusal outstanding, pending or involving any member of the Cenovus Group and, to the knowledge of Cenovus, no labour strike, dispute, lock-out, work slowdown or stoppage is threatened against any member of the Cenovus Group. No trade union has applied to have any member of the Cenovus Group declared a related successor, or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which the Cenovus Group carries on business.

(iv)

No unfair labour practice complaint, grievance or arbitration proceeding is pending or involving any member of the Cenovus Group and, to the knowledge of Cenovus, no member of the Cenovus Group has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding has been threatened against any member of the Cenovus Group, in each case other than as in the aggregate would be material to Cenovus.

(v)

Each member of the Cenovus Group is in material compliance with all terms and conditions of employment and all Applicable Laws respecting employment, including pay equity, human rights, privacy, employment standards, worker’s compensation and occupational health and safety, and there are no outstanding actual or, to the knowledge of Cenovus, threatened claims, complaints, investigations or orders under any such Laws, other than as in the aggregate do not have a Material Adverse Effect on Cenovus.

(vi)

Other than as disclosed in writing by Cenovus to Husky, all amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay and other employee benefits in respect of employees of the Cenovus Group which are attributable to the period before the Effective Date have been paid or are accurately reflected in the books and records of Cenovus.

(vii)

There are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing by any member of the Cenovus Group pursuant to any workers’ compensation legislation and Cenovus has not been reassessed in any material respect under such legislation and, to the knowledge of Cenovus, no audit of Cenovus is currently being performed pursuant to any applicable worker’s compensation legislation.

(viii)

There are no material charges pending with respect to the Cenovus Group under applicable Occupational Health and Safety legislation (“OHSL”). Each member of the Cenovus Group has complied in all material respects with the terms and conditions of the OHSL, as well as with any orders issued under OHSL. There are no appeals of any material orders under OHSL currently outstanding.

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(ix)

Each member of the Cenovus Group has in all material respects properly classified each contractor and contingent worker directly engaged or retained by a member of the Cenovus Group in accordance with all Applicable Laws and there are no outstanding actual or, to the knowledge of Cenovus, threatened material claims, complaints or investigations regarding any member of the Cenovus Group’s classification of such contractors and contingent workers.

(uu)

Insurance. Policies of insurance are in force naming Cenovus as an insured that adequately cover all risks as are customarily covered by oil and gas (onshore and offshore) producers and distributors in the industry in which Cenovus operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect on Cenovus.

(vv)

Indebtedness To and By Officers, Directors and Others. Cenovus is not indebted to any of the directors, officers, employees or consultants of the members of the Cenovus Group, or any of their respective associates or affiliates, or other parties not at arm’s length to Cenovus, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Cenovus.

(ww)

Compliance with Laws. Each member of the Cenovus Group has complied with and is not in violation of any Applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Cenovus.

(xx)

Possession of Intellectual Property. (i) The members of the Cenovus Group own with good and valid title thereto, free and clear of all Encumbrances, or have the full right or license to use, and to continue to use, the Intellectual Property Rights owned by, licensed to, or used by any of them in the operation, conduct or maintenance of their respective businesses in the manner presently and historically operated, conducted and maintained (collectively, the “Cenovus Group IP”); (ii) the Cenovus Group IP is sufficient for each member of the Cenovus Group to operate, conduct and maintain its respective business in the manner presently and historically operated, conducted and maintained; (iii) neither the operation, conduct or maintenance by any member of the Cenovus Group of its respective business in the manner presently and historically operated, conducted and maintained, nor the use by any member of the Cenovus Group of any Cenovus Group IP in respect thereto infringes, misappropriates, misuses or violates the Intellectual Property Rights or any other rights of any third party, or breaches any duty or obligation owed to any third party; (iv) no member of the Cenovus Group has received any notice, complaint, threat or claim alleging: (A) the infringement,misappropriation, misuse or violation of any Intellectual Property Right or other right of any third party or breach of any duty or obligation owed to any third party; or (B) that a member of the Cenovus Group does not own any Cenovus Group IP or, in the case of Cenovus Group IP which is licensed to a member of the Cenovus Group, that such member does not have the right to use such Intellectual Property Rights in connection with the operation, conduct and maintenance of its business in the manner presently and historically operated, conducted and maintained; (v) each member of the Cenovus Group has used and continues to use reasonable commercial efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect the Cenovus Group IP; (vi) the Information Technology owned, licensed, leased or used by any member of the Cenovus Group (collectively, the “Cenovus Group IT”) meets or exceeds industry standards, and adequately satisfies the data processing and other computing needs of the respective businesses and operations of each member of the Cenovus Group as presently and historically operated, conducted and maintained; (vii) each member of the Cenovus Group: (A) has and continues to use reasonable commercial efforts to protect the security and integrity of the Cenovus Group IT and the information thereon; and (B) has adopted administrative, procedural, physical and technological safeguards (including disaster recovery and business continuity plans), which are consistent with or exceed current industry standards, to adequately and properly ensure the protection of its respective business; and (viii) each member of the Cenovus Group has collected, used, disclosed, stored, and otherwise processed all Personal Information under its custody and control materially in accordance with applicable data protection and privacy Laws.

(yy)	Corrupt Practices and Trade Legislation.

(i)

To the knowledge of Cenovus, no member of the Cenovus Group, or any director, officer, agent, employee or affiliate of any member of the Cenovus Group acting in their capacity as such, has, directly or indirectly, (A) made or authorized, or promised to make or authorize, any contribution, payment or gift of funds, property or other thing of value to any official, employee or agent of any governmental agency, authority or instrumentality (including government-owned or –controlled businesses) of any jurisdiction or any official or employee of any public international organization, state-owned enterprise, or a close relative thereof, or (B) made, or promised to make, or authorized any contribution, payment or gift of funds, property or other thing of value to any candidate for public office, to any political party, political party official or employee, in either case, where either the payment or the purpose of such contribution, payment, gift or other thing of value to improperly influence any government action or decision or to secure an improper advantage for the purpose of obtaining or retaining business, or was, is, or would be prohibited under applicable legislation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other applicable legislation of any jurisdiction covering a similar subject matter (“Anti-Corruption Laws”) applicable to any member of the Cenovus Group and its operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation. This includes, for greater certainty, policies and procedures that are designed to ensure compliance by any third party agents,

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representatives or business partners that interact with foreign public officials on Cenovus’s behalf with Applicable Laws that prohibit corruption or bribery. To the knowledge of Cenovus, no action, suit or proceeding or investigation by or before any court or governmental agency, authority or body or any arbitrator involving the Cenovus Group or any member of the Cenovus Group or any with respect to the Anti-Corruption Laws is pending or threatened or has been pending or threatened.

(ii)

During the periods of the Cenovus Financial Statements, the operations of the Cenovus Group and its members are and have been conducted at all times in compliance with applicable statutory and regulatory financial recordkeeping and reporting requirements, the accurate books and requirements of Anti-Corruption Laws, and applicable anti-money laundering statutes and the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”). To the knowledge of Cenovus, no action, suit, proceeding or investigation by or before anycourt or governmental agency, authority or body or any arbitrator involving the Cenovus Group or any member of the Cenovus Group with respect to the Money Laundering Laws is pending or threatened or has been pending or threatened.

(iii)

No member of the Cenovus Group nor, to the knowledge of Cenovus, any director, officer, agent, employee or affiliate of any member of the Cenovus Group has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), Global Affairs Canada or Public Safety Canada imposed upon such Person; and no member of the Cenovus Group is in violation of any of the economic sanctions of the United States administered by OFAC, Global Affairs Canada or Public Safety Canada or any Applicable Law or executive order relating thereto (the “Economic Sanctions”), including, for greater certainty, Economic Sanctions that restrict oil and gas sector investments and trade in oil and gas sector equipment to certain destinations such as Russia, Iran and Syria, or is conducting or has conducted business with any Person who is the target of any Economic Sanctions in violation of applicable Economic Sanctions.

(iv)

There have been no material inaccurate or fictitious entries made in the books or records of any member of the Cenovus Group (to the extent such books or records are kept in connection with the books and records of Cenovus) relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage, and no member of the Cenovus Group, or, to the knowledge of Cenovus, its affiliates has directly or indirectly established or maintained a secret or unrecorded fund.

(v)

The Cenovus Group: (A) maintains systems of accounting and internal controls sufficient to provide reasonable assurances that: (1) the books and records of the Cenovus Group accurately and fairly reflect the transactions of the members of the Cenovus Group in reasonable detail; (2) transactions are executed in accordance with management’s general or specific authorization; and (3) transactions are recorded as necessary to maintain accountability for assets; (B) maintains a risk-based system of accounting and compliance controls sufficient to ensure that each entity’s financial statements and all of them are accurately and fairly stated and to monitor, prevent, detect and report transactions violating any Applicable Law that prohibits corruption or bribery; and (C) has instituted policies and procedures in relation to business conduct and ethics required by Applicable Law and otherwise reasonably sufficient to provide reasonable assurances that the business of the Cenovus Group is conducted without any of the actions described in clause (i)(A), (i)(B), and (i)(C) of this Section (yy) and, to the knowledge of Cenovus, there has not been any material breach of such policies or procedures.

(vi)

Without limiting the generality of the foregoing, each member of the Cenovus Group, and each of their respective officers and employees, and each of their respective consultants, agents and representatives, acting in their capacity as such, is in material compliance with all Applicable Laws relating to its lobbying activities and campaign contributions, if any, and all filings required to be made under any Applicable Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Authority in all material respects.

(vii)	For the avoidance of doubt, any reference to “other thing of value” in this Section (yy) includes meals, entertainment, travel and lodging.

(viii)	For purposes of this Section (yy) only, “affiliates” means those affiliates acting in connection withthe properties, assets or business of any member of the Cenovus Group.

(zz)

Disclosure. To the knowledge of Cenovus, Cenovus has not withheld from Husky any material information or documents concerning any member of the Cenovus Group or their respective assets or liabilities during the course of Husky’s review of Cenovus and its assets. No representation or warranty contained in this Agreement or other disclosure document provided or to be provided to Husky by Cenovus pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

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SCHEDULE “F”

REPRESENTATIONS AND WARRANTIES OF HUSKY

(a)

Organization and Qualification. Each of Husky and its Material Subsidiaries is a corporation or partnership, as applicable, duly incorporated or formed, validly existing and in good standing under the Applicable Laws of its jurisdiction of incorporation, formation or continuance and has the requisite corporate or partnership power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Husky is, and its Material Subsidiaries are, duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Husky and its Material Subsidiaries taken as a whole.

(b)

Authority Relative to this Agreement. Husky has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement, and the consummation by Husky of the transactions contemplated hereunder, and the participation by Husky in the Arrangement contemplated hereby have been duly authorized by the Husky Board and, subject to the approval of the Arrangement Resolution by Husky Common Shareholders and holders of Husky Options, the approval of the Preferred Shareholder Resolution by Husky Preferred Shareholders and the approval of the Circular and matters relating to the Husky Meeting by the Husky Board, no other corporate proceedings on the part of Husky are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Husky and constitutes a legal, valid and binding obligation of Husky enforceable against it in accordance with the terms thereof, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)

Material Subsidiaries. Husky has no Material Subsidiaries other than Husky Oil Operations Limited, Husky Energy International Corporation, Lima Refining Company, Husky Marketing and Supply Company, Husky Oil Limited Partnership, Husky Energy Marketing Partnership, Sunrise Oil Sands Partnership, BP-Husky Refining LLC and Husky Atlantic Partnership. None of Husky’s Material Subsidiaries are currently prohibited, directly or indirectly, from paying any dividends to Husky, from making any other distribution on such Material Subsidiary’s capital stock, from repaying to Husky any loans or advances to such Material Subsidiary from Husky.

(d)

Ownership of Subsidiaries. Husky is, except as pursuant to restrictions on transfer contained in constating documents, rights of first refusal and similar rights restricting transfer contained in shareholders, partnership or joint venture agreements for or pursuant to existing financing arrangements involving subsidiaries which are not wholly owned, the beneficial direct or indirect owner of all of the outstanding shares and other ownership interests of the subsidiaries of Husky with good title thereto free and clear of any and all Encumbrances. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of the subsidiaries of Husky. All of the outstanding shares of capital stock and other ownership interests in the subsidiaries of Husky are validly issued, fully paid and non-assessable and are not subject to, except as disclosed in writing by Husky to Cenovus, nor were they issued in violation of, any pre-emptive rights.

(e)	No Violation; Absence of Defaults and Conflicts.

(i)

No member of the Husky Group is in violation of its constating documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which any member of the Husky Group is a party or to which any of them, or any of their respective properties or assets, may be subject or by which any member of the Husky Group is bound, except for such defaults which would not result in a Material Adverse Effect on Husky.

(ii)

Neither the execution and delivery of this Agreement by Husky nor the consummation of the Arrangement contemplated by this Agreement nor compliance by Husky with any of the provisions hereof will: (A) except as disclosed in writing by Husky to Cenovus, violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of Husky or any of its subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) their respective charter or by-laws; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which any member of the Husky Group is a party or to which any of them, or any of their respective properties or assets, may be subject or by which any member of the Husky Group is bound; or (B) subject to obtaining the Key Regulatory Approvals and the requisite approvals of the Cenovus Common Shareholders, the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options, the Court, the TSX and the NYSE and compliance with Applicable Canadian Securities Laws, violate any Laws applicable to any member of the Husky Group or any of their respective properties or assets or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in

D-F-1

effect (except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Husky).

(iii)

Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the Key Regulatory Approvals and the requisite approvals of the Cenovus Common Shareholders, the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options, the Court, the TSX and the NYSE: (A) there is no legal impediment to Husky’s consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Authority is required of Husky in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Husky or significantly impede the ability of Husky to consummate the Arrangement.

(f)

Funds Available. Husky has, and will until the Effective Time have, sufficient funds available or available under its credit facilities to: (i) pay the Cenovus Termination Amount pursuant to Section 7.2; and (ii) satisfy its payment obligations to the holders of Husky Incentives in connection with the Arrangement.

(g)

Litigation. There are no actions, suits, proceedings or investigations by Governmental Authorities pending or, to the knowledge of Husky, threatened, affecting or that would reasonably be expected to affect the Husky Group or any of its properties or assets at law or equity or before or by any court or Governmental Authority which action, suit, proceeding or investigation involves a reasonable possibility of any judgment against or liability of the Husky Group which, if successful, would have a Material Adverse Effect on Husky or would significantly impede the ability of Husky to consummate the Arrangement. No member of the Husky Group is subject to any outstanding order, writ, injunction or decree that has had or would have a Material Adverse Effect on Husky or would significantly impede the ability of Husky to consummate the Arrangement.

(h)

Returns Filed and Taxes Paid. All material Returns required to be filed by or on behalf of each member of the Husky Group have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All material Taxes due or payable by any member of the Husky Group, whether or not shown to be payable on such Returns, have been paid in full on a timely basis, other than any such Taxes being contested in good faith and for which adequate reserves in accordance with IFRS have been established.

(i)

Tax Reserves. Husky has provided adequate accruals in the Husky Financial Statements for material impacts to deferred Taxes payable and current Taxes payable by, or required to be withheld and remitted by, any member of the Husky Group, which Taxes are not yet payable to the applicable Governmental Authority, in each case in conformity with IFRS.

(j)

Tax Deficiencies; Audits. No deficiencies exist or have been asserted with respect to Taxes of any member of the Husky Group that would have a Material Adverse Effect on Husky. No member of the Husky Group is a party to any action or proceeding for assessment or collection of Taxes that would have a Material Adverse Effect on Husky, nor, to the knowledge of Husky, has such an event been asserted or threatened against any member of the Husky Group or any of their respective assets that would have a Material Adverse Effect on Husky.

(k)

Withholding Taxes. Each member of the Husky Group has paid or has withheld and remitted to the appropriate Governmental Authority all material Taxes required to be paid, withheld and remitted by them, including in connection with amounts paid or owing to employees, non-residents of Canada, independent contractors, creditors, shareholders or other third parties.

(l)

Full Disclosure. The data and information in respect of Husky’s Tax position provided by Husky to Cenovus in Husky’s virtual data room as of 5:00 p.m. (Calgary time) on October 23, 2020 and otherwise made available to Cenovus in writing, was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Husky has no knowledge of any material adverse change to the Tax of the Husky Group from that disclosed in such data and information.

(m)

Foreign Returns. Except as disclosed in writing by Husky to Cenovus, no member of the Husky Group has filed, or has been required or is currently required to file, any Returns with any Governmental Authority outside of the jurisdiction of incorporation or establishment of such member, and no claims have ever been made by a Governmental Authority that any member of the Husky Group is or may be subject to Tax in a jurisdiction where it does not file Returns.

(n)

GST and Similar Taxes. The books and records of the Husky Group fairly and correctly set out and disclose, in all material respects, all liabilities and unclaimed input tax credits under Part IX of the Excise Tax Act (Canada) for purposes of the goods and services or harmonized sales tax or any similar legislation, and fairly and correctly set out and disclose in all material respects all liabilities and remittances in respect of any provincial sales tax, fuel tax, or any other value-added tax. All financial transactions of each member of the Husky Group have been accurately and completely recorded, in all material respects in the books and records of each member of the Husky Group.

D-F-2

(o)	Residence. Husky is a “Canadian corporation” as defined in the Tax Act.

(p)

Listed Transactions. No member of the Husky Group has (A) participated in any listed transaction within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state or local Tax law) or (B) taken any reporting position on a Return, which reporting position (i) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Internal Revenue Code (or any similar provision of state or local Tax law), and (ii) has not adequately been disclosed on such Return in accordance with Section 6662(d)(2)(B) of the Internal Revenue Code (or any similar provision of state or local Tax law).

(q)

Tax Sharing Agreements. No member of the Husky Group is a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, Contract or arrangement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or has any liability for material Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Internal Revenue Code, filing consolidated federal income Tax Returns of which a member of the Husky Group is the common parent) under U.S. Treasury Regulations Section 1.1502 6 or similar provision of state, local or non-U.S. Tax law, as a transferee or successor, by Contract or otherwise.

(r)

Distributing or Controlled Corporation. No member of the Husky Group has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code) in a distribution of shares qualifying or intending to qualify for tax-free treatment under Section 355 of the Internal Revenue Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Internal Revenue Code) in conjunction with this acquisition.

(s)

Reporting Issuer Status. Husky is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The Husky Common Shares and the issued and outstanding Husky Preferred Shares are listed and posted for trading on the TSX, and Husky is in material compliance with the applicable rules of the TSX.

(t)

Capitalization. As of the Agreement Date, the authorized capital of Husky consists of an unlimited number of Husky Common Shares and Husky Preferred Shares, issuable in series, in each case, in a number within the limits on issue set out in Husky’s articles (as amended). As of the Agreement Date, 1,005,121,738 Husky Common Shares, 10,435,932 Husky Series 1 Preferred Shares, 1,564,068 Husky Series 2 Preferred Shares, 10,000,000 Husky Series 3 Preferred Shares, nil Husky Series 4 Preferred Shares, 8,000,000 Husky Series 5 Preferred Shares, nil Husky Series 6 Preferred Shares, 6,000,000 Husky Series 7 Preferred Shares and nil Husky Series 8 Preferred Shares are issued and outstanding. As of the Agreement Date, other than 19,222,040 Husky Options and the Husky Preferred Shares, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Husky of any securities of Husky (including Husky Common Shares and Husky Preferred Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Husky (including Husky Common Shares and Husky Preferred Shares). All issued and outstanding Husky Common Shares and Husky Preferred Shares are duly authorized, validly issued, fully paid and non- assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Husky Common Shares issuable upon the exercise of Husky Options in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre- emptive rights. Other than the Husky Common Shares and the issued and outstanding Husky Preferred Shares, there are no securities of Husky outstanding which have the right to vote generally with Husky Common Shareholders or Husky Preferred Shareholders on any matter. As of the Agreement Date, there are: (i) 19,702,898 Husky PSUs entitling holders thereof to receive a cash payment upon vesting of such Husky PSUs in accordance with the provisions of the Husky PSU Plan; and (ii) 445,164 Husky DSUs entitling holders thereof to receive cash payments equivalent to the value of Husky Common Shares underlying such Husky DSUs upon ceasing to be a member of the Husky Board.

(u)

No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Husky Common Shares or the Husky Preferred Shares or any other securities of Husky has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Husky, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(v)

Material Agreements. Other than this Agreement, Husky has not entered into any material agreements which are required to be filed by Husky under National Instrument 51-102 – Continuous Disclosure Obligations, except for those agreements which have been so filed by Husky.

(w)

Non-Competition Agreements. No member of the Husky Group is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit the manner or the localities in which all or any material portion of the business of the Husky Group is or is reasonably expected to be conducted.

(x)

Filings. Husky has filed all material documents required to be filed by it with all applicable Governmental Authorities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

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(y)

Books and Records. The corporate records and minute books of each member of the Husky Group have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(z)

Financial Statements. The Husky Financial Statements, and any interim or annual financial statements filed by or on behalf of Husky on and after the Agreement Date with any securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws, were, or when so filed, will have been, prepared in accordance with IFRS (consistently applied), and present, or when so filed will present, fairly in accordance with IFRS the consolidated financial position, results of operations and changes in financial position of Husky on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Husky’s accounting policies, except as described in the notes to the Husky Financial Statements, since January 1, 2020.

(aa)

Financial Reporting. Each member of the Husky Group maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, except where the failure to maintain such a system would not reasonably be expected to have a Material Adverse Effect on Husky; management of Husky has assessed the effectiveness of Husky’s internal control over financial reporting, as at December 31, 2019, and has concluded that such internal control over financial reporting was effective as of such date.

(bb)

Disclosure Controls and Procedures. Husky maintains disclosure controls and procedures that comply with the requirements of Applicable Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by Husky in the reports that it files or submits under Applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of December 31, 2019 at a reasonable assurance level.

(cc)	Absence of Undisclosed Liabilities. Husky has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent statement of financial position and associated notes thereto included in the Husky Financial Statements (the “Husky Balance Sheet”);

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Husky Balance Sheet under IFRS;

(iii)	those disclosed in writing by Husky to Cenovus and incurred in the ordinary course of business since the date of the Husky Balance Sheet and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement.

(dd)

No Material Adverse Change. Except for the Arrangement or any action taken in accordance with this Agreement, since September 30, 2020: (i) each member of the Husky Group has conducted its business only in the ordinary and normal course substantially consistent with past practice, subject to the Husky Group’s compliance with laws related to, and the impact on the Husky Group’s business of, the COVID-19 pandemic and such pandemic’s continuing effect on working restrictions and the local, national and global economy (including any work stoppages or operational stoppages necessary to safeguard life or property); (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Husky Group (taken as a whole) has been incurred other than in the ordinary course of business; (iii) there has not been any Material Adverse Change in respect of Husky; and (iv) there have been no material facts, transactions, events or occurrences which would have a Material Adverse Effect on Husky.

(ee)

Conduct of Business. Since September 30, 2020, no member of the Husky Group has taken any action that would be in violation of Section 3.2 if such provision had been in effect since that date, other than violations which would not have any Material Adverse Effect on Husky or would not significantly impede Husky’s ability to consummate the Arrangement contemplated hereby.

(ff)	Foreign Private Issuer. Husky is a “foreign private issuer” as defined in Rule 405 of Regulation C under the U.S. Securities Act.

(gg)	Environmental.

(i)

There have not occurred any material spills, emissions or pollution on any property of Husky or as a result of its operations that have not been remediated in compliance with Environmental Laws, nor has Husky been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws that have not been complied with, except in each case to the extent any of such material spills, emissions or pollution on property or stop orders, control orders, clean-up order or reclamation orders would not individually or in the aggregate have a Material Adverse Effect on Husky. All operations of the members of the Husky Group have been and are now being conducted in compliance with all

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applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on Husky. No member of the Husky Group is aware of, or is subject to:

(A)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(B)

any demand or notice with respect to the breach of any Environmental Laws applicable to any member of the Husky Group, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Husky.

(ii)

In the ordinary course of its business, Husky periodically reviews the effect of Environmental Laws on various business, operations and properties of the Husky Group, in the course of which it identifies and evaluates associated costs and liabilities (including any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, Husky has reasonably concluded that such associated costs and liabilities would not result in a Material Adverse Change.

(hh)

Title. Husky and its Material Subsidiaries have good and sufficient title to their real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Husky and its Material Subsidiaries, necessary to permit the operation of its business as presently owned and conducted, other than where the failure to have such good and sufficient title would not individually or in the aggregate have a Material Adverse Effect on Husky. Husky does not have any knowledge nor is aware of any defects, failures or impairments in the title of Husky to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate would have a Material Adverse Effect on Husky.

(ii)	No Defaults under Leases and Agreements.

(i)

Husky has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to Husky’s assets to which Husky is a party or by or to which Husky or any of its assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Husky.

(ii)	To the knowledge of Husky:

(A)	Husky is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of Husky, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not, individually or in the aggregate, have a Material Adverse Effect on Husky.

(jj)

No Encumbrances. Husky has not encumbered or alienated its interest in its assets or agreed to do so and its assets are free and clear of all Encumbrances except for such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are material in the aggregate.

(kk)

Ownership of Material Property. Each of Husky and its Material Subsidiaries has ownership of all material property (including oil and gas leasehold interests in accordance with industry standard oilfield practice) necessary to the operation of its business, in each case free and clear of all Encumbrances and other material adverse claims known to Husky, other than such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are material in the aggregate.

(ll)

No ROFRs. There are no rights of first refusal, pre-emptive rights of purchase or similar right whereby any third party has the right to acquire or purchase any of Husky’s assets as a consequence of the Parties entering into this Agreement or the Arrangement, other than where such rights would not individually or in the aggregate have a Material Adverse Effect on Husky.

(mm)

Royalties, Rentals and Taxes Paid. All royalties and rentals payable under the leases and other title and operating documents pertaining to the oil and gas (onshore and offshore) assets of Husky and all ad valorem, property, production, severance and similar

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taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Husky.

(nn)

Reserves. Husky believes that the Reserves Disclosure reasonably presents the estimated quantity and pre- tax net present value of liquids and natural gas properties evaluated in such report as at December 31, 2019 based upon information available at the time such reserves information was prepared, and Husky believes that at the date of such report it reasonably presented the aggregate estimated quantity or pre-tax net present values of such reserves or estimated monthly production volumes therefrom. Husky made available to Sproule, prior to the issuance of the Sproule Audit Opinion, for the purposes of preparing such opinion, all information requested by Sproule, which information did not contain any material misrepresentation at the time such information was provided.

(oo)

Licences. Each member of the Husky Group has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licenses, permits, certificates, consents, orders, grants and other authorizations the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on Husky.

(pp)

Long-Term Hedging Transactions. Each member of the Husky Group has no obligations or liabilities, direct or indirect, vested or contingent in respect of any Hedging Transaction except with respect to Hedging Transactions entered in the ordinary course of business consistent with past practice and as permitted under Husky’s corporate policies.

(qq)

Employee Benefit Plans. Husky has made available to Cenovus true, complete and correct copies of each material option, incentive compensation, deferred compensation, share purchase or share-based compensation plan and each other material employee or director compensation or benefit plan, agreement or arrangement, or any similar agreement, plan, policy or other arrangement (and any amendments thereto), for the benefit of directors or former directors of the members of the Husky Group, consultants or former consultants of the members of the Husky Group, employees or former employees of the members of the Husky Group, which are maintained by, contributed to, or binding upon any member of the Husky Group or in respect of which any member of the Husky Group thereof has any actual or potential liability (the “Husky Employee Plans”), and:

(i)	each Husky Employee Plan has been maintained and administered in material compliance with its terms, any Husky Collective Agreements and is funded in accordance with Applicable Laws;

(ii)	all required material employer contributions under any Husky Employee Plans have been made in accordance with the terms thereof;

(iii)

each Husky Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(iv)

to the knowledge of Husky, there are no pending or anticipated material claims against or otherwise involving any of the Husky Employee Plans and no material suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Husky Employee Plan activities) has been brought against or with respect to any Husky Employee Plan;

(v)	all material contributions, reserves or premium payments required to be made to the Husky Employee Plans have been made or accrued for in the books and records of Husky;

(vi)

except as disclosed in writing by Husky to Cenovus, the execution and delivery of this Agreement or the consummation of the transactions contemplated herein will not under any Husky Employee Plan result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of any member of the Husky Group, or will not limit the right of any member of the Husky Group to amend, merge, terminate or receive a reversion of assets from any Husky Employee Plan or related trust; and

(vii)	all material unfunded liabilities in respect of the Husky Employee Plans have been reflected in the Husky Financial Statements or accrued for in the books and records of Husky.

(rr)	Employment Agreements and Collective Agreements.

(i)

Other than as disclosed in writing by Husky to Cenovus, no member of the Husky Group is a party to, nor is engaged in any negotiations with respect to, any employment agreement with any employee or any written or oral agreement, arrangement or understanding, providing for severance, termination or change of control payments to any Husky employee as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated herein.

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(ii)

Except for the Husky Collective Agreements: (A) no member of the Husky Group is a party to, nor is engaged in any negotiations with respect to, any collective bargaining or union agreement, any actual or threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Husky employee; and (B) no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of the Husky Group by way of certification, interim certification, voluntary recognition or succession rights of any Husky employees.

(iii)

There is no labour strike, dispute, lock-out, work slowdown or stoppage or concerted work refusal outstanding, pending or involving any member of the Husky Group and, to the knowledge of Husky, no labour strike, dispute, lock-out, work slowdown or stoppage is threatened against any member of the Husky Group.

(iv)

No member of the Husky Group is in material breach of any Husky Collective Agreement, and, except as set out in the Husky Collective Agreements, no member of the Husky Group has any outstanding obligations existing under any collective agreements to deduct, remit, withhold or contribute in any manner.

(v)

No unfair labour practice complaint, grievance or arbitration proceeding is pending or involving any member of the Husky Group and, to the knowledge of Husky, no member of the Husky Group has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding has been threatened against any member of the Husky Group, in each case other than as in the aggregate would be material to Husky.

(vi)

Each member of the Husky Group is in material compliance with all terms and conditions of employment and all Applicable Laws respecting employment, including pay equity, human rights, privacy, employment standards, worker’s compensation and occupational health and safety, and there are no outstanding actual or, to the knowledge of Husky, threatened claims, complaints, investigations or orders under any such Laws, other than as in the aggregate do not have a Material Adverse Effect on Husky.

(vii)

All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay and other employee benefits in respect of employees of the Husky Group which are attributable to the period before the Effective Date have been paid or are accurately reflected in the books and records of Husky.

(viii)

There are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing by any member of the Husky Group pursuant to any workers’ compensation legislation and Husky has not been reassessed in any material respect under such legislation and, to the knowledge of Husky, no audit of Husky is currently being performed pursuant to any applicable worker’s compensation legislation.

(ix)

There are no material charges pending with respect to the Husky Group under OHSL. Each member of the Husky Group has complied in all material respects with the terms and conditions of the OHSL, as well as with any orders issued under OHSL. There are no appeals of any material orders under OHSL currently outstanding.

(x)

Each member of the Husky Group has in all material respects properly classified each contractor and contingent worker directly engaged or retained by a member of the Husky Group in accordance with all Applicable Laws and there are no outstanding actual or, to the knowledge of Husky, threatened material claims, complaints or investigations regarding any member of the Husky Group’s classification of such contractors and contingent workers.

(ss)

Insurance. Policies of insurance are in force naming Husky as an insured that adequately cover all risks as are customarily covered by oil and gas (onshore and offshore) producers and distributors in the industry in which Husky operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect on Husky.

(tt)

Indebtedness To and By Officers, Directors and Others. Husky is not indebted to any of the directors, officers, employees or consultants of the members of the Husky Group, or any of their respective associates or affiliates, or other parties not at arm’s length to Husky, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Husky.

(uu)

Compliance with Laws. Each member of the Husky Group has complied with and is not in violation of any Applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Husky.

(vv)

Possession of Intellectual Property. (i) The members of the Husky Group own with good and valid title thereto, free and clear of all Encumbrances, or have the full right or license to use, and to continue to use, the Intellectual Property Rights owned by, licensed to, or used by any of them in the operation, conduct or maintenance of their respective businesses in the manner presently and historically operated, conducted and maintained (collectively, the “Husky Group IP”); (ii) the Husky Group IP is sufficient for each member of

D-F-7

the Husky Group to operate, conduct and maintain its respective business in the manner presently and historically operated, conducted and maintained; (iii) neither the operation, conduct or maintenance by any member of the Husky Group of its respective business in the manner presently and historically operated, conducted and maintained, nor the use by any member of the Husky Group of any Husky Group IP in respect thereto infringes, misappropriates, misuses or violates the Intellectual Property Rights or any other rights of any third party, or breaches any duty or obligation owed to any third party; (iv) no member of the Husky Group has received any notice, complaint, threat or claim alleging: (A) the infringement, misappropriation, misuse or violation of any Intellectual Property Right or other right of any third party or breach of any duty or obligation owed to any third party; or (B) that a member of the Husky Group does not own any Husky Group IP or, in the case of Husky Group IP which is licensed to a member of the Husky Group, that such member does not have the right to use such Intellectual Property Rights in connection with the operation, conduct and maintenance of its business in the manner presently and historically operated, conducted and maintained; (v) each member of the Husky Group has used and continues to use reasonable commercial efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect the Husky Group IP; (vi) the entering into of this Agreement will not trigger any material change of control payments or fees under any seismic license agreements; (vii) the Information Technology owned, licensed, leased or used by any member of the Husky Group (collectively, the “Husky Group IT”) meets or exceeds industry standards, and adequately satisfies the data processing and other computing needs of the respective businesses and operations of each member of the Husky Group as presently and historically operated, conducted and maintained; (viii) each member of the Husky Group: (A) has and continues to use reasonable commercial efforts to protect the security and integrity of the Husky Group IT and the information thereon; and (b) has adopted administrative, procedural, physical and technological safeguards (including disaster recovery and business continuity plans), which are consistent with or exceed current industry standards, to adequately and properly ensure the protection of its respective business; and (ix) each member of the Husky Group has collected, used, disclosed, stored, and otherwise processed all Personal Information under its custody and control materially in accordance with applicable data protection and privacy Laws.

(ww)	Corrupt Practices and Trade Legislation.

(i)

To the knowledge of Husky, no member of the Husky Group, or any director, officer, agent, employee or affiliate of any member of the Husky Group acting in their capacity as such, has, directly or indirectly, (A) made or authorized, or promised to make or authorize, any contribution, payment or gift of funds, property or other thing of value to any official, employee or agent of any governmental agency, authority or instrumentality (including government-owned or –controlled businesses) of any jurisdiction or any official or employee of any public international organization, state-owned enterprise, or a close relative thereof, or (B) made, or promised to make, or authorized any contribution, payment, or gift of funds, property or other thing of value to any candidate for public office, to any political party, political party official or employee, in either case, where either the payment or the purpose of such contribution, payment, gift or other thing of value to improperly influence any government action or decision or to secure an improper advantage for the purpose of obtaining or retaining business, or was, is, or would be prohibited under Anti-Corruption Laws applicable to any member of the Husky Group and its operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation. This includes, for greater certainty, policies and procedures that are designed to ensure compliance by any third party agents, representatives or business partners that interact with foreign public officials on Husky’s behalf with Applicable Laws that prohibit corruption or bribery. To the knowledge of Husky, no action, suit or proceeding or investigation by or before any court or governmental agency, authority or body or any arbitrator involving the Husky Group or any member of the Husky Group or any with respect to the Anti-Corruption Laws is pending or threatened or has been pending or threatened.

(ii)

During the periods of the Husky Financial Statements, the operations of the Husky Group and its members are and have been conducted at all times in compliance with the Money Laundering Laws. To the knowledge of Husky, no action, suit, proceeding or investigation by or before any court or governmental agency, authority or body or any arbitrator involving the Husky Group or any member of the Husky Group with respect to the Money Laundering Laws is pending or threatened or has been pending or threatened.

(iii)

No member of the Husky Group nor, to the knowledge of Husky, any director, officer, agent, employee or affiliate of any member of the Husky Group has had any sanctions administered by OFAC, Global Affairs Canada or Public Safety Canada imposed upon such Person; and no member of the Husky Group is in violation of any of the Economic Sanctions, including, for greater certainty, Economic Sanctions that restrict oil and gas sector investments and trade in oil and gas sector equipment to certain destinations such as Russia, Iran and Syria, or is conducting or has conducted business with any Person who is the target of any Economic Sanctions in violation of applicable Economic Sanctions.

(iv)

There have been no material inaccurate or fictitious entries made in the books or records of any member of the Husky Group (to the extent such books or records are kept in connection with the books and records of Husky) relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage, and no member of the Husky Group, or, to the knowledge of Husky, its affiliates has directly or indirectly established or maintained a secret or unrecorded fund.

(v)

The Husky Group: (A) maintains systems of accounting and internal controls sufficient to provide reasonable assurances that: (1) the books and records of the Husky Group accurately and fairly reflect the transactions of the members of the Husky Group in reasonable detail; (2) transactions are executed in accordance with management’s general or specific

D-F-8

authorization; and (3) transactions are recorded as necessary to maintain accountability for assets; (B) maintains a risk-based system of accounting and compliance controls sufficient to ensure that each entity’s financial statements and all of them are accurately and fairly stated and to monitor, prevent, detect and report transactions violating any Applicable Law that prohibits corruption or bribery; and (C) has instituted policies and procedures in relation to business conduct and ethics required by Applicable Law and otherwise reasonably sufficient to provide reasonable assurances that the business of the Husky Group is conducted without any of the actions described in clause (i)(A), (i)(B), and (i)(C) of this Section (ww) and, to the knowledge of Husky, there has not been any material breach of such policies or procedures.

(vi)

Without limiting the generality of the foregoing, each member of the Husky Group, and each of their respective officers and employees, and each of their respective consultants, agents and representatives, acting in their capacity as such, is in material compliance with all Applicable Laws relating to its lobbying activities and campaign contributions, if any, and all filings required to be made under any Applicable Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Authority in all material respects.

(vii)	For the avoidance of doubt, any reference to “other thing of value” in this Section (ww) includes meals, entertainment, travel and lodging.

(viii)	For purposes of this Section (ww) only, “affiliates” means those affiliates acting in connection with the properties, assets or business of any member of the Husky Group.

(xx)

Disclosure. Except as disclosed in writing by Husky to Cenovus, to the knowledge of Husky, Husky has not withheld from Cenovus any material information or documents concerning any member of the Husky Group or their respective assets or liabilities during the course of Cenovus’s review of Husky and its assets. No representation or warranty contained in this Agreement or other disclosure document provided or to be provided to Cenovus by Husky pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

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SCHEDULE “G”

FORM OF SUPPORT AGREEMENT

Execution Version

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT is made effective as of October 24th, 2020

BETWEEN:

CENOVUS ENERGY INC., a corporation existing under the laws of Canada (the “Corporation”)

- and -

HUTCHISON WHAMPOA EUROPE INVESTMENTS S.À R.L., a société à responsibilité limitée existing under the laws of Luxembourg (the “Shareholder”)

WHEREAS the Corporation and Husky Energy Inc. (“Husky”) have, concurrently with the execution and delivery of this Agreement, entered into an arrangement agreement (as the same may be amended, modified or supplemented from time to time, the “Arrangement Agreement”), regarding a proposed arrangement under section 193 of the Business Corporations Act (Alberta) involving Husky, the Corporation and the shareholders of Husky (as the same may be amended, modified or supplemented from time to time, the “Arrangement”);

AND WHEREAS the Arrangement contemplates, among other things, that the Corporation will acquire all of the issued and outstanding Husky Common Shares in consideration for Cenovus Common Shares and Cenovus Warrants, and each holder of Husky Common Shares will receive, for each Husky Common Share held, 0.7845 Cenovus Common Shares and 0.0651 Cenovus Warrants;

AND WHEREAS, as of the date hereof, the Shareholder beneficially owns, and exercises control or direction over 403,986,043 Husky Common Shares, representing approximately 40.19% of the total Husky Common Shares issued and outstanding at the date hereof, as more particularly set out in Schedule A hereto;

AND WHEREAS the Shareholder understands and acknowledges that the Corporation is entering into the Arrangement Agreement in reliance upon the execution and delivery of this Agreement by the Shareholder and the terms and conditions contained herein; and in consideration for the Corporation entering into the Arrangement Agreement, the Shareholder agrees to be bound by this Agreement, which sets out the terms and conditions upon which they have agreed, among other things, to support the Arrangement and to cause their respective Subject Securities to be voted in favour of the Arrangement;

NOW THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties), the Parties covenant and agree as follows:

1.	Definitions

Capitalized terms not otherwise defined in this Agreement shall have the meanings specified in the Arrangement Agreement.

In this Agreement (including the recitals hereto):

(a)

“Affiliate” means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) Controls the second Person, or (ii) is Controlled by the second Person, or (iii) is Controlled by another Person that Controls, directly or indirectly, the second Person;

(b)	“Agreement” means this support agreement, as amended, modified or supplemented from time to time;

(c)	“Arrangement” has the meaning ascribed thereto in the recitals to this Agreement;

(d)	“Arrangement Agreement” has the meaning ascribed thereto in the recitals to this Agreement;

(e)	“Control” means as follows: a Person (first Person) is considered to Control another Person (second Person) if:

(i)

the first Person beneficially owns, or controls or directs, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors (or the equivalent) of the second Person unless that first person holds the voting securities only to secure an obligation;

D-G-1

(ii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership; or

(iii)	the second Person is a limited partnership and the first Person is the general partner of the limited partnership;

(f)	“Party” means a party to this Agreement, and “Parties” means all parties to this Agreement;

(g)

“Relevant Securities” means Husky Common Shares, Husky Preferred Shares and, if applicable after the date hereof, any other securities of Husky having voting rights in respect of the Arrangement under Applicable Laws;

(h)	“Representatives” means, with respect to any Person, any of such Person’s directors, officers, employees, consultants, advisors, agents or other Person acting on behalf of the Person;

(i)	“Shareholder” has the meaning ascribed thereto in the recitals to this Agreement; and

(j)

“Subject Securities” means all Relevant Securities beneficially owned, or over which control or direction is exercised by the Shareholder, including any Relevant Securities that the Shareholder acquires beneficial ownership of, or control or direction over, after the date hereof.

2.	Shareholder Covenants

Subject to the terms and conditions of this Agreement, the Shareholder hereby covenants and agrees with the Corporation that, unless otherwise consented to in writing by the Corporation, the Shareholder shall:

(a)

vote (or cause to be voted) all Subject Securities at any meeting of Husky Common Shareholders (and any meeting of holders of any other Relevant Securities, as applicable, at which the Shareholder is entitled to vote), including the Husky Meeting:

(i)

for and in favour of the Arrangement Resolution (and, if the Subject Securities include any Husky Preferred Shares, the Preferred Shareholder Resolution) and any other matter necessary for the consummation of the Arrangement;

(ii)

other than as contemplated in paragraph (i), against any business combination, arrangement, amalgamation, merger, consolidation, reorganization, recapitalization, liquidation, material asset sale or similar transaction involving Husky, or any issue of securities by Husky, or any resolution to approve, ratify or adopt any of the foregoing; and

(iii)

against any resolution, transaction or other action that is inconsistent with, or could reasonably be likely to impede, interfere with, delay, postpone, or adversely affect in any material respect, the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement, including against any Acquisition Proposal in respect of Husky, and cause the Subject Securities to be counted as present at the Husky Meeting and any such other meeting, as applicable, for quorum purposes;

(b)

without limiting paragraph 2(a): (i) duly deposit or deliver (or cause to be duly deposited or delivered) valid proxies or voting instruction forms, as applicable, duly completed and executed, in respect of the Subject Securities, at least fifteen (15) calendar days prior to the Husky Meeting, directing that all of the Husky Common Shares comprising all or a part of the Subject Securities in favour of the Arrangement Resolution (and, if applicable, all of the Husky Preferred Shares comprising a part of the Subject Securities for and in favour of the Preferred Shareholder Resolution) and any other matter necessary for the consummation of the Arrangement; (ii) provide the Corporation with confirmation of the deposit or delivery of valid proxies or voting instruction forms as aforesaid; and (iii) not take (or permit any Person on its behalf to take) any action to withdraw, amend or invalidate any proxy or voting instruction form deposited or delivered pursuant to this Agreement;

(c)

not: (i) sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, grant a security interest in or option, or enter into any derivative transactions in respect of, or otherwise dispose of any right or interest (including any economic consequence of ownership) in, any of the Subject Securities, or enter into any agreement, arrangement or understanding in connection therewith, other than pursuant to the Arrangement; (ii) grant or agree to grant any proxy, power of attorney or other right to vote any of the Subject Securities, deposit any of its Subject Securities into a voting trust or pooling agreement, or enter into any agreement, arrangement or understanding with respect to the voting of any of its Subject Securities, other than as provided in this Agreement or at any annual meeting of the holders of Husky Common Shares; or (iii) requisition or join in the requisition of any meeting of Husky Common Shareholders or any other securities of Husky for the purpose of considering any resolution (A) that could reasonably be expected to impair or materially delay the completion of the Arrangement or (B) regarding an Acquisition Proposal in respect of Husky;

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(d)

not: (i) take any action, that opposes or competes with, or could reasonably be expected to frustrate, impede, delay, restrain or prevent the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement; or (ii) act jointly or in concert with any Person or group of Persons with respect to voting securities of Husky or the Corporation in opposition to or competition with the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement, or in support of any Acquisition Proposal in respect of Husky or the Corporation;

(e)

not exercise or assert (or permit to be exercised or asserted on its behalf): (i) any Dissent Rights or any other rights of dissent or appraisal with respect to the Subject Securities in respect of the Arrangement, the Arrangement Resolution or, if the Subject Securities include any Husky Preferred Shares, the Preferred Shareholder Resolution all of which rights are hereby irrevocably waived by the Shareholder to the fullest extent permitted by Laws; or (ii) any other rights or remedies with respect to the Subject Securities that are available at common law or pursuant to the ABCA, Applicable Canadian Securities Laws, Applicable U.S. Securities Laws or any other Laws that could reasonably be expected to impede, interfere with, delay, postpone, or adversely affect in any material respect, the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement;

(f)	not withdraw, amend, modify or qualify, or publicly propose or state any intention to withdraw, amend, modify or qualify, its support for the Arrangement;

(g)

not accept, approve, endorse, recommend or enter into, or publicly propose or state any intention to accept, approve, endorse, recommend or enter into, any publicly disclosed Acquisition Proposal in respect of Husky or the Corporation, or make or enter into any agreement, arrangement or understanding, written or oral, in respect of an Acquisition Proposal in respect of Husky or the Corporation;

(h)	not deposit or tender (or permit to be deposited or tendered) any securities of Husky or the Corporation to any take-over bid or other Acquisition Proposal in respect of Husky or the Corporation;

(i)	prior to the termination of the Arrangement Agreement (other than by Husky pursuant to Section 9.1(g) of the Arrangement Agreement), not:

(i)

acquire, offer to acquire (including by offer to purchase or solicitation of an offer to sell) or make any proposal to acquire, directly or indirectly, beneficial ownership of, or control or direction over any Cenovus Common Shares or other securities of the Corporation, any additional securities of Husky beyond than those set out in Schedule A hereto or any assets of Husky or the Corporation or any of their respective subsidiaries, whether by means of purchase, exchange, business combination, arrangement, amalgamation, merger, consolidation, reorganization, take-over bid or otherwise;

(ii)

solicit any proxies, or participate in any solicitation of proxies, with respect to the voting of any securities of Husky or the Corporation other than in favour of the Arrangement Resolution, the Preferred Shareholder Resolution and the Share Issuance Resolution, as applicable;

(iii)	make any announcement or public disclosure with respect to any of the matters in this paragraph 2(i), except to the extent required by Applicable Laws;

(j)

immediately cease and cause to be terminated all solicitations, encouragements, discussions or negotiations (including through any Affiliate or Representative), if any, with any Person other than the Corporation and its Representatives, with respect to any Acquisition Proposal in respect of Husky or the Corporation or expression of interest relating to an Acquisition Proposal in respect of Husky or the Corporation, or any inquiry, proposal or offer that constitutes or may constitute, or could reasonably be expected to lead to, an Acquisition Proposal in respect of Husky or the Corporation;

(k)

not take or omit to take any action that would cause any representation or warranty of such Shareholder contained herein to become untrue or incorrect in any material respect, and promptly notify the Corporation if any of the Shareholder’s representations and warranties contained herein becomes untrue or incorrect in any material respect;

(l)

not act jointly or in concert or otherwise knowingly cooperate in any way with, or assist (including by providing financial assistance), facilitate, encourage or participate in, any effort or attempt by, any other Person or group of Persons to do or seek to do anything contrary to the foregoing; and

(m)	not do indirectly, including through any Affiliate or Representative, that which it may not do directly by the terms of this Section 2.

3.	Regulatory Cooperation

(a)	In connection with obtaining the Key Regulatory Approvals, subject to Applicable Law, the Parties shall, and shall cause their Affiliates to:

(i)

as soon as reasonably practicable following a determination by a Party that a filing is required or prudent, as set forth in Section 3(b) or as required in Section 3.7 of the Arrangement Agreement, make a filing in respect of the

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transactions contemplated by this Agreement, submit such filing with the applicable Governmental Authority in accordance with such foreign investment laws;

(ii)	use its commercially reasonable efforts to obtain all Key Regulatory Approvals as soon as reasonably practicable, but in any event no later than three Business Days prior to the Outside Date;

(iii)	cooperate with the each other and provide such assistance to the each other as each Party may reasonably request in connection with obtaining the Key Regulatory Approvals;

(iv)

respond at the earliest practicable date to any requests for information (including in respect of any submissions or supplementary information requests) or requests for meetings by any Governmental Authority;

(v)

permit each other an advance opportunity to review and comment upon any proposed written communications to any Governmental Authority, consider in good faith the comments of each other, and provide each other with final copies thereof;

(vi)

provide each other a reasonable opportunity to participate in any meetings or discussions (whether in person, by e-mail, by telephone or otherwise) with any Governmental Authority (except where the Governmental Authority expressly requests that a Party should not be present at the meeting or discussion or part or parts of the meeting or discussion);

(vii)

keep each other informed of the status of the Key Regulatory Approvals and promptly notify each other of receipt of any communications (oral or written) of any nature from a Governmental Authority (including, in particular, receipt of any notice under the Investment Canada Act or any foreign investment laws) in connection with the transaction contemplated by the Arrangement Agreement and provide each other with copies thereof; and

(viii)

refrain from extending or consenting to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of each other.

(b)

In connection with any determination by the Shareholder that a filing by the Corporation is required or prudent to obtain a Key Regulatory Approval, the Shareholder shall make such determination as soon as reasonably practicable upon receipt of the information reasonably necessary to make such determination in an informed manner and only after consultation with the Corporation in good faith and acting reasonably. In the event that the Shareholder does make the determination to obtain a Key Regulatory Approval pursuant to the foregoing sentence, such filing shall be deemed to be a Key Regulatory Approval under the Arrangement Agreement and the Corporation shall pursue such Key Regulatory Approval in accordance with the Arrangement Agreement.

(c)

Notwithstanding any requirement in this Agreement, where a Party is required to provide information to the other Party that the disclosing Party deems to be competitively or commercially sensitive, the disclosing Party may restrict the provision of such competitively sensitive information only to the external legal counsel of the other Party, provided that the disclosing Party also provides a redacted version of any such information to the other Party.

4.	Shareholder Representations and Warranties

The Shareholder represents and warrants to the Corporation as follows, and acknowledges that the Corporation is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)

the Shareholder has all necessary power, authority, right and capacity to execute and deliver this Agreement, and to perform its obligations hereunder and complete the transactions contemplated hereby;

(b)

this Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction;

(c)

none of the execution, delivery or performance of this Agreement by the Shareholder, or completion of the transactions contemplated hereby, violates or constitutes a breach or default under, or conflicts with (or would with the giving of notice, the lapse of time or the happening of any other event or condition violate or constitute a breach or default under, of conflict with), any agreement, arrangement, understanding or restriction of any kind, including pursuant to any Applicable Laws, to which the Shareholder is a party or by which it is bound, except in each case as would not impair the ability of the Shareholder to perform its obligations hereunder;

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(d)

as of the date hereof, the Shareholder: (i) beneficially owns, and exercises control and direction over the number of Subject Securities set forth opposite its name on Schedule A hereto, and (ii) does not beneficially own, or exercise control or direction over any Cenovus Common Shares or other securities of the Corporation, or any other securities of Husky or of any subsidiary of Husky;

(e)	the Shareholder has the sole and exclusive right to sell and vote or direct the sale and voting of the Subject Securities set forth opposite its name on Schedule A hereto;

(f)

none of the Subject Securities are subject to any shareholders’ agreement, voting trust, pooling agreement or similar agreement, commitment, understanding or arrangement, or any right or privilege (by Law or contract) capable of becoming a shareholders’ agreement, voting trust, pooling agreement or similar agreement, commitment, understanding or arrangement, other than this Agreement;

(g)	there is no proxy in existence with respect to any of the Subject Securities, except for a proxy given by the Shareholder in accordance with this Agreement;

(h)

no Person has, or will at any time during the term of this Agreement have, any agreement or option, or any right or privilege (by Law or contract) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto (including any right to vote), other than pursuant to this Agreement and the Arrangement Agreement;

(i)

there is no claim, action, lawsuit or other legal proceeding in progress or pending or, to the knowledge of the Shareholder, threatened against it that adversely affects the Shareholder’s ability to enter into this Agreement and perform its obligations hereunder, or its title to any of the Subject Securities; and

(j)	the Shareholder is a “WTO investor” and is not a “state owned enterprise” within the meaning of the Investment Canada Act.

5.	Representations and Warranties of the Corporation

The Corporation represents and warrants to the Shareholder as follows, and acknowledges that the Shareholder is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)

the Corporation has all necessary power, authority, right and capacity to execute and deliver this Agreement, and to perform its obligations hereunder and complete the transactions contemplated hereby;

(b)

this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding agreement of the Corporation enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction;

(c)

none of the execution, delivery or performance of this Agreement by the Corporation, or completion of the transactions contemplated hereby, violates or constitutes a breach or default under, or conflicts with (or would with the giving of notice, the lapse of time or the happening of any other event or condition violate or constitute a breach or default under, of conflict with) any agreement, arrangement, understanding or restriction of any kind, including pursuant to any Applicable Laws, to which the Corporation is a party or by which it is bound, except in each case as would not impair the ability of the Corporation to perform its obligations hereunder; and

(d)

there is no claim, action, lawsuit or other legal proceeding in progress or pending or, to the knowledge of the Corporation, threatened against it or any of its affiliates that adversely affects the Corporation’s ability to enter into this Agreement and perform its obligations hereunder.

6.	Termination

This Agreement and the Parties’ respective rights and obligations hereunder shall terminate on the earliest of:

(a)	the mutual written consent of the Corporation and the Shareholder, by instrument in writing signed by each Party, to terminate this Agreement;

(b)	the time (if any) at which the Arrangement Agreement is terminated:

(i)	by mutual written agreement of the parties thereto;

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(ii)	by the Corporation in accordance with the terms thereof; or

(iii)	by Husky in accordance with section 9.1(b)(ii), section 9.1(b)(iii), section 9.1(c) or section 9.1(f) thereof;

(c)	completion of an Acquisition Proposal in respect of the Corporation;

(d)

approval by the requisite majority of Cenovus Common Shareholders of an Acquisition Proposal in respect of the Corporation, completion of which requires, pursuant to Applicable Laws, approval by the Cenovus Common Shareholders;

(e)	the Effective Time; and

(f)	the Outside Date.

Upon termination or expiration of this Agreement, neither Party shall have any further obligations or liabilities under this Agreement, provided, however, that (i) the provisions of Sections 7-14 and 16-18, inclusive, shall survive termination of this Agreement, and (ii) nothing herein shall relieve a Party from liability for any breach of this Agreement that occurs prior to termination, or prejudice the rights of the other Parties as a result of any such breach.

7.	Remedies

Each Party acknowledges and agrees that if any provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, the non-breaching Parties would suffer irreparable harm for which monetary damages would not be an adequate remedy. Accordingly, in addition to (and without limiting) any other remedies available at law or equity, a non-breaching Party shall be entitled to equitable relief, including remedies of specific performance and temporary and permanent injunctive relief, to enforce performance and/or restrain any actual or threatened non-performance or other breach, without any requirement for security or posting of any bond in connection with the obtaining of such equitable relief.

8.	Fiduciary Obligations

The Corporation acknowledges and agrees that the Shareholder is bound hereunder solely in its capacity as a holder of the Subject Securities, and, if any Representative of the Shareholder or any of its Affiliates is a director and/or officer of Husky, that the provisions hereof shall not be deemed or interpreted to bind such individual in his or her capacity as a director or officer of Husky and this Agreement shall not: (a) restrict, limit or prohibit any such individual from exercising (in his or her capacity as a director or officer) his or her fiduciary duties under Applicable Laws (including any action permitted by the Arrangement Agreement); or (b) require any such individual, in his or her capacity as an office or director, if applicable, of Husky, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the Husky Board undertaken in the exercise of his or her fiduciary duties.

9.	Entire Agreement; Amendments and Waivers

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, understandings and agreements. No amendment, modification or supplement to this Agreement shall be valid or binding unless set forth in writing and executed by the Parties. A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless set forth in writing and signed by the Party to be bound by the waiver and, unless otherwise specified in such writing, the waiver shall be limited to the specific default, breach or non-compliance waived and shall not constitute a continuing waiver or apply to any subsequent default, breach or non-compliance.

10.	Assignment

No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

11.	Notices

Any notice or other communication required or permitted to be given hereunder shall be given in writing and shall be sufficiently given if delivered personally (including by courier service) or transmitted by electronic mail with receipt confirmed by the recipient, addressed as follows:

(a)	if to the Shareholder:

Hutchison Whampoa Europe Investments S.à r.l.

7, Rue du Marché-aux-Herbes

L-1728 Luxembourg

Grand Duchy of Luxembourg

Attention:        [Notice Information Redacted.]

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with a copy to (which shall not constitute notice):

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street.

Toronto, Ontario, M5L 1B9

Attention:        Elizabeth Breen/John Ciardullo/J.R. Laffin

E-mail:              ebreen@stikeman.com/jciardullo@stikeman.com/jrlaffin@stikeman.com

(b)	if to the Corporation:

Cenovus Energy Inc.

4100, 225 – 6 Ave SW

Calgary, Alberta T2P 0M5

Attention:        [Notice Information Redacted.]

E-mail:              [Email Address Redacted.]

with a copy to (which shall not constitute notice):

Bennett Jones LLP

4500 Bankers Hall East

855 – 2nd Street S.W.

Calgary, Alberta T2P 4K7

Attention:         John Piasta

E-mail:              piastaj@bennettjones.com

or to such other address as may from time to time be substituted by the addressee by notice given as herein provided. Any notice or other communication delivered in person or sent by electronic mail shall be deemed to have been given on (i) in the case of personal delivery, the date of actual delivery, and (ii) in the case of electronic mail, on the date on which the recipient confirms receipt; except that if such date is not a business day in the place of receipt, or if the personal delivery or electronic mail transmission occurs after 4:00 p.m. in the place of receipt, then the notice or other communication shall be deemed to have been given on thenext following business day.

12.	Interpretation

Words importing the singular number only shall include the plural and vice versa. Words importing gender shall include all genders. If a word is defined in this Agreement, a grammatical derivative of that word will have a corresponding meaning. Where the word “including” is used in this Agreement it means “including without limitation”. Unless otherwise stated, reference to a particular “Section” means the corresponding section of this Agreement. The division of this Agreement into Sections and other subdivisions, and the insertion of descriptive headings, are for convenience of reference only and shall not affect the construction hereof. Schedule A hereto forms an integral part of this Agreement. Time shall be of the essence of this Agreement.

Where this Agreement states that a Party “will”, “must” or “shall” perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.

The terms “hereof”, “herein”, “hereunder”, “hereto” and similar expressions refer to this Agreement and not to any particular section or other portion hereof, and include any agreement supplemental hereto.

The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.

13.	Severability

Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement (which shall remain in full force and effect) or affecting the validity or enforceability of such provision in any other jurisdiction.

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14.	Costs and Expenses

Each Party shall bear and be solely responsible for the fees, charges and disbursements of its respective financial, legal and other advisors, and all other costs and expenses of any nature or kind whatsoever, howsoever incurred, in connection with the preparation, execution, delivery and performance of this Agreement and completion of the transactions contemplated hereby and by the Arrangement Agreement.

15.	Disclosure

The Shareholder agrees to promptly provide the Corporation with any information pertaining to the Shareholder that the Corporation legally requires for the preparation of any news release or disclosure document (including the Circular) required under Applicable Securities Laws to be filed by the Corporation with any Governmental Authority in connection with the matters contemplated by this Agreement; and to promptly notify the Corporation of any required corrections to any such information provided by it for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as required by Applicable Laws, no Party shall make any public announcement or statement with respect to this Agreement without the consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed.

The Shareholder irrevocably and unconditionally consents to the public disclosure by the Corporation and Husky:

(a)

of the existence of this Agreement, pursuant to Applicable Canadian Securities Laws, Applicable U.S. Securities Laws, and the Court proceedings to be commenced under section 193 of the ABCA in respect of the Arrangement;

(b)

of the details of this Agreement being set out in the news release announcing the entering into of the Arrangement Agreement, the Circular, any documents filed by the Corporation pursuant to Applicable Canadian Securities Laws or Applicable U.S. Securities Laws, and materials filed with the Court, provided that the Shareholder shall be given a reasonable opportunity to review such disclosure and the Corporation shall give reasonable consideration to the comments of the Shareholder; and

(c)	to this Agreement being filed on SEDAR pursuant to Applicable Canadian Securities Laws and on EDGAR pursuant to Applicable U.S. Securities Laws, and with the Court.

16.	Enurement

This Agreement will be binding upon and enure to the benefit of each Party and their respective successors and permitted assigns.

17.	Governing Law

This Agreement shall be governed by and construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, without giving effect to any conflict of laws principles thereunder that would otherwise require the application of the laws of another jurisdiction. Each Party irrevocably attorns and submits to the jurisdiction of the courts of the Province of Alberta in respect of any disputes or other matters arising under or in relation to this Agreement, and waives any objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

18.	Counterparts

This Agreement may be executed and delivered in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Delivery by any Party of an executed signature page to this Agreement by facsimile, portable document format (PDF) or other electronic transmission shall be as effective as delivery by such Party of a manually executed counterpart.

[remainder of page intentionally left blank – signature page follows]

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IN WITNESS WHEREOF the undersigned parties have executed this Support Agreement as of the date first written above.

CENOVUS ENERGY INC.

By:
Name:
Title:

By:
Name:
Title:

HUTCHISON WHAMPOA EUROPE INVESTMENTS S.À R.L.

By:
Name:
Title:

By:
Name:
Title:

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SCHEDULE A

to Support Agreement dated as of October 24, 2020 between Cenovus Energy Inc. and Hutchison Whampoa Europe Investments S.à r.l.

SUBJECT SECURITIES

Name of Shareholder	Registered Holder	Husky Common Shares Held	Husky Preferred Shares Held	Other Husky Securities Held

Hutchison Whampoa Europe Investments S.à r.l.	Hutchison Whampoa Europe Investments S.à r.l.	403,986,043	Nil	Nil

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Execution Version

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT is made effective as of October 24th, 2020

BETWEEN:

CENOVUS ENERGY INC., a corporation existing under the laws of

Canada (the “Corporation”)

- and -

L.F. INVESTMENTS S.À R.L., a société à responsibilité limitée existing under the laws of Luxembourg (the “Shareholder”)

WHEREAS the Corporation and Husky Energy Inc. (“Husky”) have, concurrently with the execution and delivery of this Agreement, entered into an arrangement agreement (as the same may be amended, modified or supplemented from time to time, the “Arrangement Agreement”), regarding a proposed arrangement under section 193 of the Business Corporations Act (Alberta) involving Husky, the Corporation and the shareholders of Husky (as the same may be amended, modified or supplemented from time to time, the “Arrangement”);

AND WHEREAS the Arrangement contemplates, among other things, that the Corporation will acquire all of the issued and outstanding Husky Common Shares in consideration for Cenovus Common Shares and Cenovus Warrants, and each holder of Husky Common Shares will receive, for each Husky Common Share held, 0.7845 Cenovus Common Shares and 0.0651 Cenovus Warrants;

AND WHEREAS, as of the date hereof, the Shareholder beneficially owns, and exercises control or direction over 294,703,249 Husky Common Shares, representing approximately 29.32% of the total Husky Common Shares issued and outstanding at the date hereof, as more particularly set out in Schedule A hereto;

AND WHEREAS the Shareholder understands and acknowledges that the Corporation is entering into the Arrangement Agreement in reliance upon the execution and delivery of this Agreement by the Shareholder and the terms and conditions contained herein; and in consideration for the Corporation entering into the Arrangement Agreement, the Shareholder agrees to be bound by this Agreement, which sets out the terms and conditions upon which they have agreed, among other things, to support the Arrangement and to cause their respective Subject Securities to be voted in favour of the Arrangement;

NOW THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties), the Parties covenant and agree as follows:

1.	Definitions

Capitalized terms not otherwise defined in this Agreement shall have the meanings specified in the Arrangement Agreement.

In this Agreement (including the recitals hereto):

(a)

“Affiliate” means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) Controls the second Person, or (ii) is Controlled by the second Person, or (iii) is Controlled by another Person that Controls, directly or indirectly, the second Person;

(b)	“Agreement” means this support agreement, as amended, modified or supplemented from time to time;

(c)	“Arrangement” has the meaning ascribed thereto in the recitals to this Agreement;

(d)	“Arrangement Agreement” has the meaning ascribed thereto in the recitals to this Agreement;

(e)	“Control” means as follows: a Person (first Person) is considered to Control another Person (second Person) if:

(i)

the first Person beneficially owns, or controls or directs, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors (or the equivalent) of the second Person unless that first person holds the voting securities only to secure an obligation;

(ii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership; or

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(iii)	the second Person is a limited partnership and the first Person is the general partner of the limited partnership;

(f)	“Party” means a party to this Agreement, and “Parties” means all parties to this Agreement;

(g)

“Relevant Securities” means Husky Common Shares, Husky Preferred Shares and, if applicable after the date hereof, any other securities of Husky having voting rights in respect of the Arrangement under Applicable Laws;

(h)	“Representatives” means, with respect to any Person, any of such Person’s directors, officers, employees, consultants, advisors, agents or other Person acting on behalf of the Person;

(i)	“Shareholder” has the meaning ascribed thereto in the recitals to this Agreement; and

(j)

“Subject Securities” means all Relevant Securities beneficially owned, or over which control or direction is exercised by the Shareholder, including any Relevant Securities that the Shareholder acquires beneficial ownership of, or control or direction over, after the date hereof.

2.	Shareholder Covenants

Subject to the terms and conditions of this Agreement, the Shareholder hereby covenants and agrees with the Corporation that, unless otherwise consented to in writing by the Corporation, the Shareholder shall:

(a)

vote (or cause to be voted) all Subject Securities at any meeting of Husky Common Shareholders (and any meeting of holders of any other Relevant Securities, as applicable, at which the Shareholder is entitled to vote), including the Husky Meeting:

(i)

for and in favour of the Arrangement Resolution (and, if the Subject Securities include any Husky Preferred Shares, the Preferred Shareholder Resolution) and any other matter necessary for the consummation of the Arrangement;

(ii)

other than as contemplated in paragraph (i), against any business combination, arrangement, amalgamation, merger, consolidation, reorganization, recapitalization, liquidation, material asset sale or similar transaction involving Husky, or any issue of securities by Husky, or any resolution to approve, ratify or adopt any of the foregoing; and

(iii)

against any resolution, transaction or other action that is inconsistent with, or could reasonably be likely to impede, interfere with, delay, postpone, or adversely affect in any material respect, the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement, including against any Acquisition Proposal in respect of Husky, and cause the Subject Securities to be counted as present at the Husky Meeting and any such other meeting, as applicable, for quorum purposes;

(b)

without limiting paragraph 2(a): (i) duly deposit or deliver (or cause to be duly deposited or delivered) valid proxies or voting instruction forms, as applicable, duly completed and executed, in respect of the Subject Securities, at least fifteen (15) calendar days prior to the Husky Meeting, directing that all of the Husky Common Shares comprising all or a part of the Subject Securities in favour of the Arrangement Resolution (and, if applicable, all of the Husky Preferred Shares comprising a part of the Subject Securities for and in favour of the Preferred Shareholder Resolution) and any other matter necessary for the consummation of the Arrangement; (ii) provide the Corporation with confirmation of the deposit or delivery of valid proxies or voting instruction forms as aforesaid; and (iii) not take (or permit any Person on its behalf to take) any action to withdraw, amend or invalidate any proxy or voting instruction form deposited or delivered pursuant to this Agreement;

(c)

not: (i) sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, grant a security interest in or option, or enter into any derivative transactions in respect of, or otherwise dispose of any right or interest (including any economic consequence of ownership) in, any of the Subject Securities, or enter into any agreement, arrangement or understanding in connection therewith, other than pursuant to the Arrangement; (ii) grant or agree to grant any proxy, power of attorney or other right to vote any of the Subject Securities, deposit any of its Subject Securities into a voting trust or pooling agreement, or enter into any agreement, arrangement or understanding with respect to the voting of any of its Subject Securities, other than as provided in this Agreement or at any annual meeting of the holders of Husky Common Shares; or (iii) requisition or join in the requisition of any meeting of Husky Common Shareholders or any other securities of Husky for the purpose of considering any resolution (A) that could reasonably be expected to impair or materially delay the completion of the Arrangement or (B) regarding an Acquisition Proposal in respect of Husky;

D-G-12

(d)

not: (i) take any action, that opposes or competes with, or could reasonably be expected to frustrate, impede, delay, restrain or prevent the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement; or (ii) act jointly or in concert with any Person or group of Persons with respect to voting securities of Husky or the Corporation in opposition to or competition with the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement, or in support of any Acquisition Proposal in respect of Husky or the Corporation;

(e)

not exercise or assert (or permit to be exercised or asserted on its behalf): (i) any Dissent Rights or any other rights of dissent or appraisal with respect to the Subject Securities in respect of the Arrangement, the Arrangement Resolution or, if the Subject Securities include any Husky Preferred Shares, the Preferred Shareholder Resolution all of which rights are hereby irrevocably waived by the Shareholder to the fullest extent permitted by Laws; or (ii) any other rights or remedies with respect to the Subject Securities that are available at common law or pursuant to the ABCA, Applicable Canadian Securities Laws, Applicable U.S. Securities Laws or any other Laws that could reasonably be expected to impede, interfere with, delay, postpone, or adversely affect in any material respect, the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement;

(f)	not withdraw, amend, modify or qualify, or publicly propose or state any intention to withdraw, amend, modify or qualify, its support for the Arrangement;

(g)

not accept, approve, endorse, recommend or enter into, or publicly propose or state any intention to accept, approve, endorse, recommend or enter into, any publicly disclosed Acquisition Proposal in respect of Husky or the Corporation, or make or enter into any agreement, arrangement or understanding, written or oral, in respect of an Acquisition Proposal in respect of Husky or the Corporation;

(h)	not deposit or tender (or permit to be deposited or tendered) any securities of Husky or the Corporation to any take-over bid or other Acquisition Proposal in respect of Husky or the Corporation;

(i)	prior to the termination of the Arrangement Agreement (other than by Husky pursuant to Section 9.1(g) of the Arrangement Agreement), not:

(i)

acquire, offer to acquire (including by offer to purchase or solicitation of an offer to sell) or make any proposal to acquire, directly or indirectly, beneficial ownership of, or control or direction over any Cenovus Common Shares or other securities of the Corporation, any additional securities of Husky beyond than those set out in Schedule A hereto or any assets of Husky or the Corporation or any of their respective subsidiaries, whether by means of purchase, exchange, business combination, arrangement, amalgamation, merger, consolidation, reorganization, take-over bid or otherwise;

(ii)

solicit any proxies, or participate in any solicitation of proxies, with respect to the voting of any securities of Husky or the Corporation other than in favour of the Arrangement Resolution, the Preferred Shareholder Resolution and the Share Issuance Resolution, as applicable;

(iii)	make any announcement or public disclosure with respect to any of the matters in this paragraph 2(i), except to the extent required by Applicable Laws;

(j)

immediately cease and cause to be terminated all solicitations, encouragements, discussions or negotiations (including through any Affiliate or Representative), if any, with any Person other than the Corporation and its Representatives, with respect to any Acquisition Proposal in respect of Husky or the Corporation or expression of interest relating to an Acquisition Proposal in respect of Husky or the Corporation, or any inquiry, proposal or offer that constitutes or may constitute, or could reasonably be expected to lead to, an Acquisition Proposal in respect of Husky or the Corporation;

(k)

not take or omit to take any action that would cause any representation or warranty of such Shareholder contained herein to become untrue or incorrect in any material respect, and promptly notify the Corporation if any of the Shareholder’s representations and warranties contained herein becomes untrue or incorrect in any material respect;

(l)

not act jointly or in concert or otherwise knowingly cooperate in any way with, or assist (including by providing financial assistance), facilitate, encourage or participate in, any effort or attempt by, any other Person or group of Persons to do or seek to do anything contrary to the foregoing; and

(m)	not do indirectly, including through any Affiliate or Representative, that which it may not do directly by the terms of this Section 2.

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3.	Regulatory Cooperation

(a)	In connection with obtaining the Key Regulatory Approvals, subject to Applicable Law, the Parties shall, and shall cause their Affiliates to:

(i)

as soon as reasonably practicable following a determination by a Party that a filing is required or prudent, as set forth in Section 3(b) or as required in Section 3.7 of the Arrangement Agreement, make a filing in respect of the transactions contemplated by this Agreement, submit such filing with the applicable Governmental Authority in accordance with such foreign investment laws;

(ii)	use its commercially reasonable efforts to obtain all Key Regulatory Approvals as soon as reasonably practicable, but in any event no later than three Business Days prior to the Outside Date;

(iii)	cooperate with the each other and provide such assistance to the each other as each Party may reasonably request in connection with obtaining the Key Regulatory Approvals;

(iv)

respond at the earliest practicable date to any requests for information (including in respect of any submissions or supplementary information requests) or requests for meetings by any Governmental Authority;

(v)

permit each other an advance opportunity to review and comment upon any proposed written communications to any Governmental Authority, consider in good faith the comments of each other, and provide each other with final copies thereof;

(vi)

provide each other a reasonable opportunity to participate in any meetings or discussions (whether in person, by e-mail, by telephone or otherwise) with any Governmental Authority (except where the Governmental Authority expressly requests that a Party should not be present at the meeting or discussion or part or parts of the meeting or discussion);

(vii)

keep each other informed of the status of the Key Regulatory Approvals and promptly notify each other of receipt of any communications (oral or written) of any nature from a Governmental Authority (including, in particular, receipt of any notice under the Investment Canada Act or any foreign investment laws) in connection with the transaction contemplated by the Arrangement Agreement and provide each other with copies thereof; and

(viii)

refrain from extending or consenting to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of each other.

(b)

In connection with any determination by the Shareholder that a filing by the Corporation is required or prudent to obtain a Key Regulatory Approval, the Shareholder shall make such determination as soon as reasonably practicable upon receipt of the information reasonably necessary to make such determination in an informed manner and only after consultation with the Corporation in good faith and acting reasonably. In the event that the Shareholder does make the determination to obtain a Key Regulatory Approval pursuant to the foregoing sentence, such filing shall be deemed to be a Key Regulatory Approval under the Arrangement Agreement and the Corporation shall pursue such Key Regulatory Approval in accordance with the Arrangement Agreement.

(c)

Notwithstanding any requirement in this Agreement, where a Party is required to provide information to the other Party that the disclosing Party deems to be competitively or commercially sensitive, the disclosing Party may restrict the provision of such competitively sensitive information only to the external legal counsel of the other Party, provided that the disclosing Party also provides a redacted version of any such information to the other Party.

4.	Shareholder Representations and Warranties

The Shareholder represents and warrants to the Corporation as follows, and acknowledges that the Corporation is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)

the Shareholder has all necessary power, authority, right and capacity to execute and deliver this Agreement, and to perform its obligations hereunder and complete the transactions contemplated hereby;

(b)

this Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction;

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(c)

none of the execution, delivery or performance of this Agreement by the Shareholder, or completion of the transactions contemplated hereby, violates or constitutes a breach or default under, or conflicts with (or would with the giving of notice, the lapse of time or the happening of any other event or condition violate or constitute a breach or default under, of conflict with), any agreement, arrangement, understanding or restriction of any kind, including pursuant to any Applicable Laws, to which the Shareholder is a party or by which it is bound, except in each case as would not impair the ability of the Shareholder to perform its obligations hereunder;

(d)

as of the date hereof, the Shareholder: (i) beneficially owns, and exercises control and direction over the number of Subject Securities set forth opposite its name on Schedule A hereto, and (ii) does not beneficially own, or exercise control or direction over any Cenovus Common Shares or other securities of the Corporation, or any other securities of Husky or of any subsidiary of Husky;

(e)	the Shareholder has the sole and exclusive right to sell and vote or direct the sale and voting of the Subject Securities set forth opposite its name on Schedule A hereto;

(f)

none of the Subject Securities are subject to any shareholders’ agreement, voting trust, pooling agreement or similar agreement, commitment, understanding or arrangement, or any right or privilege (by Law or contract) capable of becoming a shareholders’ agreement, voting trust, pooling agreement or similar agreement, commitment, understanding or arrangement, other than this Agreement;

(g)	there is no proxy in existence with respect to any of the Subject Securities, except for a proxy given by the Shareholder in accordance with this Agreement;

(h)

no Person has, or will at any time during the term of this Agreement have, any agreement or option, or any right or privilege (by Law or contract) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto (including any right to vote), other than pursuant to this Agreement and the Arrangement Agreement;

(i)

there is no claim, action, lawsuit or other legal proceeding in progress or pending or, to the knowledge of the Shareholder, threatened against it that adversely affects the Shareholder’s ability to enter into this Agreement and perform its obligations hereunder, or its title to any of the Subject Securities; and

(j)	the Shareholder is a “WTO investor” and is not a “state owned enterprise” within the meaning of the Investment Canada Act.

5.	Representations and Warranties of the Corporation

The Corporation represents and warrants to the Shareholder as follows, and acknowledges that the Shareholder is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)

the Corporation has all necessary power, authority, right and capacity to execute and deliver this Agreement, and to perform its obligations hereunder and complete the transactions contemplated hereby;

(b)

this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding agreement of the Corporation enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction;

(c)

none of the execution, delivery or performance of this Agreement by the Corporation, or completion of the transactions contemplated hereby, violates or constitutes a breach or default under, or conflicts with (or would with the giving of notice, the lapse of time or the happening of any other event or condition violate or constitute a breach or default under, of conflict with) any agreement, arrangement, understanding or restriction of any kind, including pursuant to any Applicable Laws, to which the Corporation is a party or by which it is bound, except in each case as would not impair the ability of the Corporation to perform its obligations hereunder; and

(d)

there is no claim, action, lawsuit or other legal proceeding in progress or pending or, to the knowledge of the Corporation, threatened against it or any of its affiliates that adversely affects the Corporation’s ability to enter into this Agreement and perform its obligations hereunder.

6.	Termination

This Agreement and the Parties’ respective rights and obligations hereunder shall terminate on the earliest of:

(a)	the mutual written consent of the Corporation and the Shareholder, by instrument in writing signed by each Party, to terminate this Agreement;

D-G-15

(b)	the time (if any) at which the Arrangement Agreement is terminated:

(i)	by mutual written agreement of the parties thereto;

(ii)	by the Corporation in accordance with the terms thereof; or

(iii)	by Husky in accordance with section 9.1(b)(ii), section 9.1(b)(iii), section 9.1(c) or section 9.1(f) thereof;

(c)	completion of an Acquisition Proposal in respect of the Corporation;

(d)

approval by the requisite majority of Cenovus Common Shareholders of an Acquisition Proposal in respect of the Corporation, completion of which requires, pursuant to Applicable Laws, approval by the Cenovus Common Shareholders;

(e)	the Effective Time; and

(f)	the Outside Date.

Upon termination or expiration of this Agreement, neither Party shall have any further obligations or liabilities under this Agreement, provided, however, that (i) the provisions of Sections 7-14 and 16-18, inclusive, shall survive termination of this Agreement, and (ii) nothing herein shall relieve a Party from liability for any breach of this Agreement that occurs prior to termination, or prejudice the rights of the other Parties as a result of any such breach.

7.	Remedies

Each Party acknowledges and agrees that if any provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, the non-breaching Parties would suffer irreparable harm for which monetary damages would not be an adequate remedy. Accordingly, in addition to (and without limiting) any other remedies available at law or equity, a non-breaching Party shall be entitled to equitable relief, including remedies of specific performance and temporary and permanent injunctive relief, to enforce performance and/or restrain any actual or threatened non-performance or other breach, without any requirement for security or posting of any bond in connection with the obtaining of such equitable relief.

8.	Fiduciary Obligations

The Corporation acknowledges and agrees that the Shareholder is bound hereunder solely in its capacity as a holder of the Subject Securities, and, if any Representative of the Shareholder or any of its Affiliates is a director and/or officer of Husky, that the provisions hereof shall not be deemed or interpreted to bind such individual in his or her capacity as a director or officer of Husky and this Agreement shall not: (a) restrict, limit or prohibit any such individual from exercising (in his or her capacity as a director or officer) his or her fiduciary duties under Applicable Laws (including any action permitted by the Arrangement Agreement); or (b) require any such individual, in his or her capacity as an office or director, if applicable, of Husky, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the Husky Board undertaken in the exercise of his or her fiduciary duties.

9.	Entire Agreement; Amendments and Waivers

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, understandings and agreements. No amendment, modification or supplement to this Agreement shall be valid or binding unless set forth in writing and executed by the Parties. A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless set forth in writing and signed by the Party to be bound by the waiver and, unless otherwise specified in such writing, the waiver shall be limited to the specific default, breach or non-compliance waived and shall not constitute a continuing waiver or apply to any subsequent default, breach or non-compliance.

10.	Assignment

No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

11.	Notices

Any notice or other communication required or permitted to be given hereunder shall be given in writing and shall be sufficiently given if delivered personally (including by courier service) or transmitted by electronic mail with receipt confirmed by the recipient, addressed as follows:

(a)	if to the Shareholder:

L.F. Investments S.à r.l.

9-11 Grand Rue

D-G-16

L-1661 Luxembourg

Grand Duchy of Luxembourg

Attention:        [Notice Information Redacted.]

with a copy to (which shall not constitute notice):

Marvin Yontef, Esq.

E-mail:             myontef@outlook.com

(b)	if to the Corporation:

Cenovus Energy Inc.

4100, 225 – 6 Ave SW

Calgary, Alberta T2P 0M5

Attention:        [Notice Information Redacted.]

E-mail:             [Email Address Redacted.]

with a copy to (which shall not constitute notice):

Bennett Jones LLP

4500 Bankers Hall East

855 – 2nd Street S.W.

Calgary, Alberta T2P 4K7

Attention:        John Piasta

E-mail:             piastaj@bennettjones.com

or to such other address as may from time to time be substituted by the addressee by notice given as herein provided. Any notice or other communication delivered in person or sent by electronic mail shall be deemed to have been given on (i) in the case of personal delivery, the date of actual delivery, and (ii) in the case of electronic mail, on the date on which the recipient confirms receipt; except that if such date is not a business day in the place of receipt, or if the personal delivery or electronic mail transmission occurs after 4:00 p.m. in the place of receipt, then the notice or other communication shall be deemed to have been given on the next following business day.

12.	Interpretation

Words importing the singular number only shall include the plural and vice versa. Words importing gender shall include all genders. If a word is defined in this Agreement, a grammatical derivative of that word will have a corresponding meaning. Where the word “including” is used in this Agreement it means “including without limitation”. Unless otherwise stated, reference to a particular “Section” means the corresponding section of this Agreement. The division of this Agreement into Sections and other subdivisions, and the insertion of descriptive headings, are for convenience of reference only and shall not affect the construction hereof. Schedule A hereto forms an integral part of this Agreement. Time shall be of the essence of this Agreement.

Where this Agreement states that a Party “will”, “must” or “shall” perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.

The terms “hereof”, “herein”, “hereunder”, “hereto” and similar expressions refer to this Agreement and not to any particular section or other portion hereof, and include any agreement supplemental hereto.

The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.

13.	Severability

Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement (which shall remain in full force and effect) or affecting the validity or enforceability of such provision in any other jurisdiction.

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14.	Costs and Expenses

Each Party shall bear and be solely responsible for the fees, charges and disbursements of its respective financial, legal and other advisors, and all other costs and expenses of any nature or kind whatsoever, howsoever incurred, in connection with the preparation, execution, delivery and performance of this Agreement and completion of the transactions contemplated hereby and by the Arrangement Agreement.

15.	Disclosure

The Shareholder agrees to promptly provide the Corporation with any information pertaining to the Shareholder that the Corporation legally requires for the preparation of any news release or disclosure document (including the Circular) required under Applicable Securities Laws to be filed by the Corporation with any Governmental Authority in connection with the matters contemplated by this Agreement; and to promptly notify the Corporation of any required corrections to any such information provided by it for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as required by Applicable Laws, no Party shall make any public announcement or statement with respect to this Agreement without the consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed.

The Shareholder irrevocably and unconditionally consents to the public disclosure by the Corporation and Husky:

(a)

of the existence of this Agreement, pursuant to Applicable Canadian Securities Laws, Applicable U.S. Securities Laws, and the Court proceedings to be commenced under section 193 of the ABCA in respect of the Arrangement;

(b)

of the details of this Agreement being set out in the news release announcing the entering into of the Arrangement Agreement, the Circular, any documents filed by the Corporation pursuant to Applicable Canadian Securities Laws or Applicable U.S. Securities Laws, and materials filed with the Court, provided that the Shareholder shall be given a reasonable opportunity to review such disclosure and the Corporation shall give reasonable consideration to the comments of the Shareholder; and

(c)	to this Agreement being filed on SEDAR pursuant to Applicable Canadian Securities Laws and on EDGAR pursuant to Applicable U.S. Securities Laws, and with the Court.

16.	Enurement

This Agreement will be binding upon and enure to the benefit of each Party and their respective successors and permitted assigns.

17.	Governing Law

This Agreement shall be governed by and construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, without giving effect to any conflict of laws principles thereunder that would otherwise require the application of the laws of another jurisdiction. Each Party irrevocably attorns and submits to the jurisdiction of the courts of the Province of Alberta in respect of any disputes or other matters arising under or in relation to this Agreement, and waives any objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

18.	Counterparts

This Agreement may be executed and delivered in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Delivery by any Party of an executed signature page to this Agreement by facsimile, portable document format (PDF) or other electronic transmission shall be as effective as delivery by such Party of a manually executed counterpart.

[remainder of page intentionally left blank – signature page follows]

D-G-18

IN WITNESS WHEREOF the undersigned parties have executed this Support Agreement as of the date first written above.

CENOVUS ENERGY INC.

By:
Name:
Title:

By:
Name:
Title:

L.F. INVESTMENTS S.À R.L.

By:
Name:
Title:

By:
Name:
Title:

D-G-19

SCHEDULE A

to Support Agreement dated as of October 24, 2020

between Cenovus Energy Inc. and L.F. Investments S.à r.l.

SUBJECT SECURITIES

Name of Shareholder	Registered Holder	Husky Common Shares Held	Husky Preferred Shares Held	Other Husky Securities Held

L.F. Investments S.à r.l.	L.F. Investments S.à r.l.	294,703,249	Nil	Nil

D-G-20

SCHEDULE “H”

FORM OF STANDSTILL AGREEMENT

(attached)

D-H-1

CENOVUS ENERGY INC.

- and -

HUTCHISON WHAMPOA EUROPE INVESTMENTS S.À R.L.

STANDSTILL AGREEMENT

October 24, 2020

D-H-2

Execution Version

STANDSTILL AGREEMENT

THIS STANDSTILL AGREEMENT is made as of October 24th, 2020 and shall be effective as of the Effective Time (as defined herein).

BETWEEN:

CENOVUS ENERGY INC., a corporation existing under the laws

of Canada (“Cenovus”)

- and -

HUTCHISON WHAMPOA EUROPE INVESTMENTS S.À R.L., a

société à responsibilité limitée existing under the laws of Luxembourg

(“Shareholder”)

WHEREAS Cenovus and Husky Energy Inc. (“Husky”) have, concurrently with the execution and delivery of this Agreement, entered into an arrangement agreement (as the same may be amended, modified or supplemented from time to time, the “Arrangement Agreement”), regarding a proposed arrangement under section 193 of the Business Corporations Act (Alberta) involving Husky, Cenovus and the shareholders of Husky (as the same may be amended, modified or supplemented from time to time, the “Arrangement”);

AND WHEREAS the Arrangement contemplates, among other things, that Cenovus will acquire all of the issued and outstanding common shares of Husky in consideration for Common Shares and Warrants, and each holder of Husky common shares will receive, for each Husky common share held, 0.7845 Common Shares and 0.0651 Warrants;

AND WHEREAS on the Effective Date, Cenovus shall issue, pursuant to the Arrangement, Common Shares and Warrants to Shareholder in consideration for the common shares of Husky held by the Shareholder at the Effective Time;

AND WHEREAS in connection with the proposed issuance of Common Shares and Warrants to Shareholder pursuant to the Arrangement, the Parties wish to enter into this Agreement to provide for certain matters relating to the relationship between Cenovus and Shareholder, as a shareholder of Cenovus commencing at, and following, the Effective Time;

NOW THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties), the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement:

(a)

“Affiliate” means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) Controls the second Person, or (ii) is Controlled by the second Person, or (iii) is Controlled by another Person that Controls, directly or indirectly, the second Person; provided, however, that except to the extent expressly provided otherwise, the determination of whether a Person is an Affiliate of another Person shall be made on the basis that Shareholder is not an Affiliate of Cenovus or any of its Subsidiaries and vice versa;

(b)	“Agreement” means this standstill agreement, as amended, restated or modified from time to time;

(c)	“Applicable Canadian Securities Laws” has the meaning ascribed thereto in the Arrangement Agreement;

(d)	“Applicable Laws” has the meaning ascribed thereto in the Arrangement Agreement;

(e)	“Applicable Securities Laws” means, collectively, Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

(f)	“Applicable U.S. Securities Laws” has the meaning ascribed thereto in the Arrangement Agreement;

(g)	“Appointment Deadline” means the date that is ten (10) Business Days after receipt or deemed receipt by Cenovus of a notice under Section 2.1(a);

D-H-3

(h)	“Arrangement” has the meaning ascribed thereto in the recitals;

(i)	“Arrangement Agreement” has the meaning ascribed thereto in the recitals;

(j)	“Arrangement Designees” means:

(i)

as of the Effective Date, the four directors of the Board as determined by Husky prior to the Effective Date, who shall include one independent (as determined under Applicable Securities Laws) director;

(ii)	at any time after the Effective Date:

(A)	each of the individuals described in clause (i) insofar as he or she continues to be a Board member, or the Successor Designee of such individual; and

(B)	any additional Qualified Individual nominated and appointed to the Board pursuant to Section 2.1(b);

(k)	“Cenovus Shareholders” means, collectively, the holders of Common Shares;

(l)	“Board of Directors” or “Board” means the board of directors of Cenovus;

(m)	“Board Size” means the then-current number of directors of Cenovus plus any unfilled vacancies at such time;

(n)

“Business Day” means any day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;

(o)	“Canadian” has the meaning ascribed thereto in the Investment Canada Act;

(p)	“CBCA” means the Canada Business Corporations Act and the regulations thereunder, as amended, restated or modified from time to time;

(q)	“Change of Control Transaction” has the meaning ascribed thereto in Section 3.4;

(r)

“Combination Transaction” means any take-over bid for the voting or equity securities of Cenovus or any acquisition of all or substantially all of the assets of Cenovus and its Subsidiaries on a consolidated basis, or any arrangement, amalgamation, merger or other similar business combination transaction involving Cenovus;

(s)

“Common Shares” means the common shares in the capital of Cenovus and includes any shares of Cenovus into which such common shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

(t)	“Continuing Designees” has the meaning ascribed thereto in Section 2.1;

(u)	“Control” means as follows: a Person (first Person) is considered to Control another Person (second Person) if:

(i)

the first Person beneficially owns, or controls or directs, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors (or the equivalent) of the second Person;

(ii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership; or

(iii)	the second Person is a limited partnership and the first Person is the general partner of the limited partnership;

(v)	“Designated Number” means:

(i)	prior to the close of the Initial AGM, four (4); and

(ii)	following the close of the Initial AGM, the Proportionate Director Number:

(w)	“Effective Date” shall have the meaning ascribed thereto in the Plan of Arrangement;

(x)	“Effective Time” shall have the meaning ascribed thereto in the Plan of Arrangement;

D-H-4

(y)

“Excess Shares” means, at the applicable time, such number of Common Shares as is equal to the amount by which (i) the aggregate number of Common Shares beneficially owned, or controlled or directed, by all Standstill Shareholders and their respective Affiliates exceeds (ii) the number (rounded up or down to the nearest whole number with a fractional number equal to an exact multiple of 0.5 rounded up) determined by multiplying the number of then-outstanding Common Shares by 0.199;

(z)	“Governmental Authority” shall have the meaning ascribed thereto in the Plan of Arrangement;

(aa)	“Initial AGM” means the first annual meeting of Cenovus Shareholders following the Effective Date at which members of the Board are elected.

(bb)	“Investment Canada Act” has the meaning ascribed thereto in the Arrangement Agreement;

(cc)

“Other Standstill Agreement” means the standstill agreement dated as of the Effective Date between Cenovus and Other Standstill Shareholder in substantially the form appended to the Arrangement Agreement as Schedule “K” thereto;

(dd)	“Other Standstill Shareholder” means L.F. Investments S.à r.l.;

(ee)	“Parties” means, Cenovus, Shareholder and their respective successors and permitted assigns hereunder, and “Party” means any one of them;

(ff)

“Person” means any individual, partnership, limited partnership, limited liability partnership, limited or unlimited liability company or corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority or entity however designated or constituted;

(gg)	“Plan of Arrangement” has the meaning ascribed thereto in the Arrangement Agreement;

(hh)	“Pre-Arrangement Matter” means a Combination Transaction recommended by the Board prior to the Effective Time;

(ii)

”Pre-Emptive Rights Agreement” means the pre-emptive rights agreement dated as of the Effective Date between Cenovus and Shareholder in substantially the form appended to the Arrangement Agreement as Schedule “I” thereto;

(jj)	“Proportionate Director Number” means the whole number determined by:

(i)

multiplying the Board Size by a fraction, the numerator of which is the aggregate number of Common Shares beneficially owned or, controlled or directed, by the Standstill Shareholders and their respective Affiliates at such time (as reported in the System for Electronic Disclosure by Insiders (SEDI) of the Canadian Securities Administrators) and the denominator of which is the total number of then-outstanding Common Shares; and

(ii)	rounding the number determined in clause (i) up or down to the nearest whole number (with a fractional number equal to an exact multiple of 0.5 rounded up);

(kk)

“Qualified Individual” means an individual who is: (i) reasonably acceptable to the Nominating and Corporate Governance Committee (or its successor committee) of the Board (it being understood that an individual who is not prohibited from acting as director pursuant to the CBCA, Applicable Securities Laws and the rules of any recognized stock exchange on which the Common Shares are listed for trading shall be deemed to be reasonably acceptable); (ii) in the event that less than one-quarter of the Continuing Designees are Canadian (including any other individual who is a Qualified Individual), a Canadian; and (iii) in the event that the Designated Number equals or exceeds four (4) and none of the Continuing Designees is an independent (as determined under Applicable Securities Laws) director, an independent (as determined under Applicable Securities Laws) director;

(ll)

“Registration Rights Agreement” means the registration rights agreement dated as of the Effective Date between Cenovus and Shareholder in substantially the form appended to the Arrangement Agreement as Schedule “J” thereto;

(mm)

“Representatives” means, with respect to any Person, any of such Person’s directors, officers, related parties, employees, consultants, advisers, agents or other Person acting on behalf of the first Person;

(nn)

“Shareholder Pro Rata Excess Shares” means such number of Common Shares as is equal to the product (rounded up or down to the nearest whole number with a fractional number equal to an exact multiple of 0.5 rounded up) of (i) the number of Excess Shares; multiplied by (ii) a fraction, the numerator of which is the aggregate number of Common Shares beneficially owned, or controlled or directed, by Shareholder and its Affiliates at such time and the denominator of which is the aggregate number of Common Shares beneficially owned, or controlled or directed, by all Standstill Shareholders and their respective Affiliates;

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(oo)

“Standstill Shareholders” means Shareholder, Other Standstill Shareholder and any Affiliate of Shareholder or Other Standstill Shareholder who becomes, and is required to become, a party to this Agreement (in the case of Shareholder) or the Other Standstill Agreement (in the case of Other Standstill Shareholder), as applicable, in either case after the date hereof as a result of a permitted Transfer of Common Shares to such Affiliate pursuant to Section 3.3 (in the case of the Shareholder) or a result of a permitted Transfer of Common Shares to such Affiliate pursuant to section 3.3 of the Other Standstill Agreement (in the case of Other Standstill Shareholder), and “Standstill Shareholder” means any one of them;

(pp)	”Subsidiary” means a Person that is Controlled by another Person;

(qq)

“Successor Designee” means, at any time, with respect to any individual who was an Arrangement Designee prior to such time but ceases for any reason to be a Board member, the Qualified Individual nominated and appointed to the Board in accordance with Section 2.1 in replacement of such individual;

(rr)

“Transfer” includes any sale, exchange, disposition, assignment, gift, bequest, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value and whether directly or indirectly in any manner whatsoever, and includes any agreement to effect any of the foregoing and, in the case of Common Shares includes a transaction (other than a Change of Control Transaction) involving the Transfer of the ownership interests in Shareholder or an Affiliate of Shareholder which holds any legal title or beneficial ownership in Common Shares which is designed to otherwise circumvent the restrictions contained in Section 3.2; and the words “Transferred”, “Transferring” and similar words have corresponding meanings; and

(ss)

“Warrants” means the common share purchase warrants of Cenovus issued on the date hereof pursuant to the Arrangement, each having an exercise price of $6.54 and a five-year term (subject to adjustment in certain circumstances).

1.2	Headings for Reference Only

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3	Construction and Interpretation

The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.

Words importing the singular number only shall include the plural and vice versa (including, for certainty, with respect to the defined terms Standstill Shareholders and Standstill Shareholder). Words importing gender shall include all genders. If a word is defined in this Agreement, a grammatical derivative of that word will have a corresponding meaning. Where the word “including” or “includes” is used in this Agreement it means “including without limitation” or “includes without limitation”, respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.

A reference herein to any statute includes every regulation (and other similar ancillary instrument having the force of law) made pursuant thereto, all amendments to the statute or to any such regulation (or other similar ancillary instrument) in force from time to time, and any statute or regulation (or other similar ancillary instrument) which supplements or supersedes such statute or regulation (or other similar ancillary instrument); and a reference to any section or provision of a statute includes all amendments to such section or provision, as made from time to time, and all sections or provisions which supplement or supersede such section or provision referred to herein.

Where this Agreement states that a Party “will”, “must” or “shall” perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.

The terms “hereof”, “herein”, “hereunder”, “hereto” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, subsections, paragraphs and subparagraphs are to Articles, Sections, subsections, paragraphs and subparagraphs of this Agreement.

The term “then-outstanding Common Shares” shall mean:

(a)	other than as set out in (b)-(d) below, the actual number of outstanding Common Shares at any such time;

(b)

when calculating the number of Excess Shares and Shareholder Pro Rata Excess Shares for the purposes of Section 2.3(a), the actual number of outstanding Common Shares as at the record date for voting at the applicable meeting of Cenovus Shareholders;

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(c)

when calculating the number of Excess Shares and Shareholder Pro Rata Excess Shares for the purposes of Section 2.3(b), the actual number of outstanding Common Shares as at the third (3rd) Business Day prior to the deadline for deposit or tender; and

(d)

for the purposes of Section 3.2, the actual number of outstanding Common Shares at any such time, provided that, notwithstanding the foregoing, Shareholder shall be entitled to rely upon information most recently disclosed publicly by Cenovus in a news release or in accordance with section 5.4 of National Instrument 51-102 – Continuous Disclosure Obligations, whichever contains the most recent relevant information.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise noted.

1.6	Certification of Outstanding Common Shares

As requested by Shareholder from time to time, Cenovus shall promptly provide (or cause its transfer agent and/or registrar to provide) to Shareholder a certificate setting out the number of outstanding Common Shares as at the nearest practicable date to the date of delivery of such certificate.

ARTICLE 2

VOTING OF SHARES

2.1	Board Composition

If, at any time after the Effective Time the number of Arrangement Designees is less than the then applicable Designated Number, including as a result of any Arrangement Designee ceasing for any reason to be a director of Cenovus:

(a)

the remaining Arrangement Designees (the “Continuing Designees”) may nominate, by written notice to Cenovus signed by each such Continuing Designee, a Qualified Individual for appointment to the Board; and

(b)	Cenovus may, but shall not be obligated to, cause such Qualified Individual to be appointed to the Board on or before the Appointment Deadline.

If a Qualified Individual duly nominated in accordance with clause (a) above is not appointed to the Board on or before the applicable Appointment Deadline, this Agreement shall terminate in accordance with Section 5.5(e).

2.2	Voting of Common Shares – Director Elections

Shareholder covenants and agrees that it shall, and shall cause its Affiliates to:

(a)	vote or cause to be voted all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, in favour of; or

(b)	abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, in respect of;

the election, as directors of Cenovus, of all nominees of the Board or Cenovus management at any annual or other meeting of Cenovus Shareholders at which members of the Board are proposed to be elected (and, for greater certainty, not withhold any vote in respect of, or vote against, any of the foregoing); and

(c)	without limiting the foregoing:

(i)

not knowingly take any action that is adverse to the nomination, appointment or election of any Board-supported nominee or Board-proposed nominee to the Board, including by voting for the nomination, appointment or election of another individual as a director of Cenovus instead of such Board-supported nominees or Board-proposed nominees; and

(ii)	vote or cause to be voted all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, against any such matter or proposal.

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No later than five (5) Business Days prior to the date of any meeting of Cenovus Shareholders at which members of the Board are proposed to be elected, in respect of all Common Shares that Shareholder beneficially owns, or over which it or any of its Affiliates has control or direction, Shareholder shall either:

(a)

deliver or cause to be delivered to Cenovus, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in accordance with the foregoing requirements of this Section 2.2, and all such proxy or proxies described above in this Section 2.2 shall name as proxyholders those individuals as may be designated by Cenovus in the applicable management proxy circular or form of proxy (with full power of substitution) and shall not be revoked without the prior written consent of Cenovus; or

(b)	certify to Cenovus in writing that it shall abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction.

2.3	Voting of Common Shares – Certain Transactions

Other than in respect of a Pre-Arrangement Matter, Shareholder covenants and agrees that it shall, and shall cause its Affiliates to:

(a)

vote or cause to be voted all Excess Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, in accordance with the Board’s recommendation in respect of any Combination Transaction (whether for or against) (and, for greater certainty, not abstain from voting such Excess Shares in accordance with the Board’s recommendation in respect of any Combination Transaction); and

(b)

deposit or tender, or not deposit or tender, all Excess Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, to or under any Combination Transaction, in accordance with the Board’s recommendation in respect of the Combination Transaction.

No later than five (5) Business Days prior to the date of any meeting of Cenovus Shareholders at which a Combination Transaction is proposed to be considered, in respect of all Common Shares that Shareholder beneficially owns, or over which it or any of its Affiliates has control or direction, Shareholder shall either:

(x)

deliver or cause to be delivered to Cenovus, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in accordance with the foregoing requirements of this Section 2.3, and all such proxy or proxies described above in this Section 2.3 shall name as proxyholders those individuals as may be designated by Cenovus in the applicable management proxy circular or form of proxy (with full power of substitution) and shall not be revoked without the prior written consent of Cenovus; or

(y)	certify to Cenovus in writing that it shall abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction.

The Excess Shares beneficially owned by Shareholder or any of its Affiliates, or over which Shareholder or any of its Affiliates has control or direction, shall be equal to the Shareholder Pro Rata Excess Shares; provided, however, that Shareholder shall be deemed to have complied with this Section 2.3 so long as the aggregate number of Common Shares voted, caused to be voted, deposited, tendered, or not deposited or tendered by the Standstill Shareholders and their respective Affiliates, as applicable, in accordance with this Section 2.3 and section 2.3 of the Other Standstill Agreement is not less than the aggregate number of Excess Shares.

For greater certainty, and notwithstanding anything else in this Agreement, other than as required in clause (x) and (y) above or in Section 2.2(a) and (b), Shareholder and its Affiliates shall be entitled to vote, and otherwise deal with, all Common Shares that are not Excess Shares at their discretion on all voting matters (or tendering or not tendering, as the case may be).

ARTICLE 3

RESTRICTIONS ON SHAREHOLDER ACTIONS AND SHARE TRANSFERS

3.1	Prohibited Activities

Other than as permitted under Section 2.3 or Section 3.2, without the prior written consent of Cenovus (which consent may, in the sole discretion of Cenovus, be withheld or given subject to such conditions as Cenovus may in its sole discretion determine), neither Shareholder nor any of its Affiliates, nor any of their respective Representatives acting on behalf of Shareholder or any of its Affiliates, will, directly or indirectly, do any of the following or cause such to occur from the Effective Time:

(a)	acquire, agree to acquire or make any proposal or offer to acquire any:

(i)	voting or equity securities (including Common Shares) of Cenovus or any of its Subsidiaries (other than Warrants);

(ii)	securities convertible into, or exercisable or exchangeable for, voting or equity securities (including Common Shares) of Cenovus or any of its Subsidiaries (other than Warrants); or

(iii)	assets of Cenovus or any of its Subsidiaries;

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except: (A) pursuant to a stock dividend or dividend-in-kind paid by Cenovus to all holders of Common Shares, including pursuant to any dividend reinvestment plan of Cenovus, (B) pursuant to an exercise of Warrants or pre-emptive rights in accordance with the Pre-Emptive Rights Agreement, or (C) pursuant to a Transfer permitted under Section 3.3 or Section 3.4;

(b)

engage in any discussion or negotiations, conclude any understanding or enter into (or propose or offer to enter into), directly or indirectly, any agreement with respect to any Combination Transaction;

(c)

engage in, participate in, or in any way knowingly initiate, directly or indirectly and whether alone or jointly or in concert with another Person, any “solicitation” (as such term is defined in the CBCA) of proxies or consents, with respect to the voting of any securities of Cenovus, or knowingly initiate, propose or otherwise “solicit” (as such term is defined in the CBCA) securityholders of Cenovus to vote any securities of Cenovus on any matter;

(d)

except as required by and in accordance with Section 2.2 and 2.3, grant any power of attorney over any securities of Cenovus, or deposit any securities of Cenovus in any voting agreement, voting trust, voting pool or similar arrangement or subject any securities of Cenovus to any arrangement or agreement with respect to the voting of any such securities, or grant any proxy with respect to any securities of Cenovus (other than to the named Cenovus management proxies);

(e)	seek, alone or in concert with others, to requisition or call a meeting of shareholders of Cenovus;

(f)	submit any shareholder proposal pursuant to sections 103(5) or 137 of the CBCA;

(g)

seek or cause any Person or Governmental Authority to issue a cease trade order in respect of, or otherwise interfere with the operation of, any shareholder rights plan or similar arrangement of Cenovus;

(h)

other than as required by Applicable Law or the rules of the Toronto Stock Exchange or New York Stock Exchange, publicly disclose any plan, intention or proposal with respect to any of the foregoing; or

(i)

enter into any discussions, agreements or understandings with any Person with respect to the foregoing, or knowingly advise, induce, assist (including providing financial assistance) or encourage any Person to take any of the actions prohibited by clauses (a)-(h).

The restrictions in this Section 3.1 shall cease to apply on the earlier of: (i) the execution and delivery by Cenovus of a definitive agreement to implement a transaction or series of transactions pursuant to which a Person agrees to acquire beneficial ownership of, or control or direction over, more than 50% of the outstanding voting securities of Cenovus (measured on a fully-diluted basis) or a majority of the consolidated assets of Cenovus and its Subsidiaries; (ii) a Person or group of related Persons acting jointly or in concert acquire beneficial ownership of, or control or direction over, at least 20% of the outstanding voting securities of Cenovus; and (iii) a Person or group of related Persons acting jointly or in concert publicly commence a formal take-over bid for more than 20% of the outstanding voting securities of Cenovus.

Nothing in this Agreement prohibits Shareholder, any Affiliate of Shareholder or any Representative of Shareholder or any of its Affiliates from making a private proposal to, or corresponding and engaging in private discussions or negotiations with, Cenovus executive management or Board members, or with Other Standstill Shareholder or its Affiliates and their respective Representatives, regarding any of the matters described in this Section 3.1.

3.2	Restrictions on Transfers of Shares

Except as set out under Section 2.3, without the prior written consent of Cenovus (which consent may, in the sole discretion of Cenovus, be withheld or given subject to such conditions as Cenovus may in its sole discretion determine), the Shareholder shall not, and shall cause its Affiliates and their respective Representatives acting on behalf of Shareholder or any of its Affiliates, to not, directly or indirectly:

(a)

for the period ending at 11:59 p.m. (Calgary time) on the date that is 18 months following the Effective Date, Transfer or cause the Transfer of any Common Shares, except: (i) pursuant to a Combination Transaction that has been approved by the Board or recommended by the Board for approval by the shareholders of Cenovus; (ii) as contemplated under Section 3.3; or (iii) as contemplated under Section 3.4;

(b)

Transfer or cause the Transfer, either alone or in the aggregate with its Affiliates, Other Standstill Shareholder and Other Standstill Shareholder’s Affiliates, and whether in a single transaction or a series of related transactions, any Common Shares or Warrants that would, to the knowledge of Shareholder (after reasonable inquiry), result in such Person, together with any Persons acting jointly or in concert with such Person, beneficially owning, or controlling or directing, 20% or more of the then-outstanding Common Shares (including, for certainty, those Common Shares and Warrants proposed to be Transferred) and assuming for this purpose the full exercise of all Warrants that would, after the proposed Transfer, be beneficially owned or controlled or directed by such Person and any Person acting jointly or in concert therewith; provided that the foregoing shall not apply to:

(i)	Transfers effected through an underwritten public offering (including an underwritten public offering undertaken pursuant to the Registration Rights Agreement);

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(ii)

Transfers effected as a result of the consummation of a Combination Transaction which has been approved by a resolution of Cenovus Shareholders, or made to an offeror in relation to a take-over bid where the offeror pursuant to such take-over bid is proposing to acquire such Common Shares from Shareholder or Other Standstill Shareholder or both in connection with an identical offer made to all holders of Common Shares (in terms of price, timing, proportion of securities sought to be acquired and conditions); or

(iii)	Transfers made to an Affiliate in accordance with Section 3.3.

If Shareholder or any of its Affiliates or any Representative acting on behalf of Shareholder or any of its Affiliates, proposes to Transfer or cause the Transfer of any Common Shares or Warrants in circumstances as described in Section 3.2(b) except that the reference therein to “20%” is instead read as a reference to “10%”, then Shareholder shall give Cenovus advance written notice of the proposed Transfer and, if reasonably practicable, consult with Cenovus with respect to such Transfer, not less than 24 hours prior to the earlier of (i) entering into any agreement or binding obligation in respect thereof or (ii) effecting such Transfer, and shall, unless otherwise prohibited by confidentiality or similar restrictions (in respect of which Shareholder has used its commercially reasonable efforts to seek a waiver or consent thereof), provide Cenovus with the identity of the proposed transferee and the terms on which the Transfer is proposed to be completed.

3.3	Transfers to Affiliates

Notwithstanding Section 3.2, Shareholder may Transfer all or any portion of the Common Shares or Warrants legally or beneficially owned by Shareholder to an Affiliate of Shareholder, provided that such Affiliate agrees to be bound by and become a Party to this Agreement as a “Shareholder” (and Shareholder agrees to cause such Affiliate to become a party hereto) and, concurrent with the completion of such Transfer shall validly execute and deliver a joinder or similar document in order to effect the foregoing. Shareholder, or its Affiliate, shall promptly (and in any event within two (2) Business Days) notify Cenovus if it engages in any of the transactions referred to in this Section 3.3.

3.4	Transfers in Change of Control Transaction

Notwithstanding anything in Section 3.2 or elsewhere in this Agreement to the contrary, any transaction in which a Person or group of Persons acting jointly or in concert acquires, directly or indirectly, including by merger, consolidation, asset sale, acquisition, liquidation, dissolution, restructuring, reorganization, recapitalization or other business combination transaction, control of at least a majority of the equity of Shareholder (each, a “Change of Control Transaction”) shall be a permitted Transfer for all purposes under this Agreement and shall not be deemed to violate this Agreement in any manner whatsoever.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Cenovus

Cenovus represents and warrants to Shareholder that:

(a)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;

(b)

all necessary action has been taken by or on behalf of Cenovus to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by Cenovus and constitutes a valid and legally binding obligation of Cenovus, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(c)

neither the entering into nor the delivery of this Agreement by Cenovus nor the performance by Cenovus of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under:

(i)	any provisions of the articles or by-laws or other constating documents of Cenovus;

(ii)	any of the resolutions of the Board or the shareholders of Cenovus;

(iii)	any agreement or other instrument to which Cenovus is a party or by which it is bound; or

(iv)	any Applicable Laws.

4.2	Representations and Warranties of Shareholder

Shareholder represents and warrants to Cenovus that:

(a)	as of the date hereof, it does not beneficially own, or control or direct, any Common Shares;

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(b)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;

(c)

all necessary action has been taken by or on behalf of it to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(d)

neither the entering into nor the delivery of this Agreement by it nor the performance by it of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under:

(i)	any provisions of its articles, by-laws, partnership or trust agreement or other constating documents, as applicable;

(ii)	any of the resolutions of its board of directors, general partner, trustee or similar body, or its securityholders, partners or beneficiaries, as applicable;

(iii)	any agreement or other instrument to which it is a party or by which it is bound; or

(iv)	any Applicable Laws.

ARTICLE 5

GENERAL PROVISIONS

5.1	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

5.2	Assignment

This Agreement may not be assigned by Shareholder without the prior written consent of Cenovus; provided, however, this Agreement may, following prior written notice to Cenovus, be assigned by Shareholder to any Person who is a permitted transferee of Common Shares pursuant to the terms of this Agreement and Shareholder will be fully released from its obligations under this Agreement if, following such Transfer, Shareholder no longer beneficially owns, or exercises control or direction over, any Common Shares. Upon any permitted transferee(s) or assignee(s) executing an instrument in writing agreeing to be bound by this Agreement, the transferee(s) or assignee(s) will be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto as “ Shareholder”. For the avoidance of doubt, nothing in this Section 5.2 shall in any way restrict or limit any Transfer otherwise permitted pursuant to Sections 3.2(b), 3.3 or 3.4.

5.3	Remedies and Breaches

(a)

Each of Shareholder and Cenovus acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached and that such injury may not be adequately compensable in damages. It is accordingly agreed that Shareholder and Cenovus shall, in addition to any other remedy to which they may be entitled at law or in equity, each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other Party hereto will not take any action, directly or indirectly, in opposition to the Party seeking relief on the grounds that any other remedy or relief is available at law or in equity. The prevailing Party in any such action shall be entitled to recover legal fees and expenses from the non-prevailing Party.

(b)

Each of Shareholder and Cenovus acknowledges that it shall be liable for any breach of this Agreement by any of its Affiliates or any of its or its Affiliates’ Representatives or other Persons acting on their behalf, and that it shall inform its and its Affiliates’ Representatives of the terms of this Agreement and shall cause them to comply with them.

5.4	All Securities Subject to this Agreement

Each of the Parties will be bound by the terms, rights, obligations and restrictions of this Agreement with respect to all Common Shares held or beneficially owned, or over which control or direction is exercised (including any Common Shares acquired by Shareholder or its Affiliates after the date hereof as permitted hereby), until this Agreement is terminated as set forth below in Section 5.5.

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5.5	Term and Termination

This Agreement will continue in force until the earliest of the following to occur after the Effective Date:

(a)	upon the termination of the Arrangement Agreement, other than as a result of the completion of the Arrangement;

(b)	11:59 p.m. (Calgary time) on the date that is 60 months following the Effective Date;

(c)	the date on which this Agreement or the Other Standstill Agreement is terminated by the written agreement of the Parties;

(d)

provided that Shareholder has complied with Section 3.2 of this Agreement and Other Standstill Shareholder has complied with section 3.2 of the Other Standstill Agreement, the date on which the Standstill Shareholders, together with their respective Affiliates, cease to beneficially own, or control or direct, in aggregate, at least 10% of the then-outstanding Common Shares; and

(e)	any Qualified Individual duly nominated in accordance with Section 2.1(a) is not appointed to the Board on or before the applicable Appointment Deadline,

except that (i) the provisions of this Article 5 shall continue in full force and effect notwithstanding any termination of this Agreement, and (ii) termination of this Agreement will not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination and such rights and obligations, including any indemnities and remedies, will continue in full force and effect and survive the termination of this Agreement.

Shareholder further acknowledges and agrees that the Registration Rights Agreement and the Pre-Emptive Rights Agreement shall each terminate concurrently with the termination of this Agreement, notwithstanding any provision therein to the contrary.

5.6	Notices

All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile or electronic mail transmittal during normal business hours on any Business Day to the address for Shareholder or Cenovus, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile or electronic mail transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile or electronic mail transmittal (as the case may be) if such delivery or facsimile or electronic mail transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Notices shall be provided:

(a)	if to Shareholder:

Hutchison Whampoa Europe Investments S.à r.l.

7, Rue du Marché-aux-Herbes

L-1728 Luxembourg

Grand Duchy of Luxembourg

Attention:            [Notice Information Redacted.]

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street.

Toronto, Ontario, M5L 1B9

Attention:            Elizabeth Breen/John Ciardullo/J.R. Laffin

E-mail:                  ebreen@stikeman.com/jciardullo@stikeman.com/jrlaffin@stikeman.com

(b)	if to Cenovus:

Cenovus Energy Inc.

4100, 225 – 6 Ave SW

Calgary, Alberta T2P 0M5

Attention:            [Notice Information Redacted.]

E-mail:                  [Email Address Redacted.]

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with a copy to (which shall not constitute notice):

Bennett Jones LLP

4500 Bankers Hall East

855 – 2nd Street S.W.

Calgary, Alberta T2P 4K7

Attention:            John Piasta

E-mail:                  piastaj@bennettjones.com

5.7	Third Party Beneficiaries

Except in relation to the transferees and assignees contemplated in Section 3.3 and Section 5.2, this Agreement is not intended to confer any rights, remedies, obligations or liabilities upon any Person other than the Parties to this Agreement and their respective successor or permitted assigns.

5.8	Costs

All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party incurring such fee, cost or expense, whether or not the transactions contemplated hereunder are completed.

5.9	Governing Law and Attornment

The provisions of this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta. Each Party hereby attorns to and accepts the jurisdiction of such courts.

5.10	Waivers

No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.

5.11	Time of Essence

Time is of the essence in respect of this Agreement.

5.12	Entire Agreement

This Agreement, the Pre-Emptive Rights Agreement and the Registration Rights Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and cancel and supersede any prior understanding and agreements among the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof among the Parties, other than as expressly set forth in this Agreement the Pre-Emptive Rights Agreement and the Registration Rights Agreement.

5.13	Enurement

This Agreement will be binding upon and enure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns from time to time.

5.14	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

5.15	Facsimile Execution

Execution and delivery of this Agreement may be effected by any Party by facsimile or other electronic transmission of the execution page hereof to the other Parties, and such facsimile or other electronic copy will be legally effective to create a valid and binding agreement between the Parties.

[remainder of page intentionally left blank – signature page follows]

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IN WITNESS WHEREOF the undersigned parties have executed this Standstill Agreement as of the date first written above.

CENOVUS ENERGY INC.

By:
Name:
Title:

By:
Name:
Title:

HUTCHISON WHAMPOA EUROPE INVESTMENTS S.À R.L.

By:
Name:
Title:

By:
Name:
Title:

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CENOVUS ENERGY INC.

- and -

L.F. INVESTMENTS S.À R.L.

STANDSTILL AGREEMENT

October 24, 2020

D-H-15

Execution Version

STANDSTILL AGREEMENT

THIS STANDSTILL AGREEMENT is made as of October 24th, 2020 and shall be effective as of the Effective Time (as defined herein).

BETWEEN:

CENOVUS ENERGY INC., a corporation existing under the laws of

Canada (“Cenovus”)

- and -

L.F. INVESTMENTS S.À R.L., a société à responsibilité limitée existing under the laws of Luxembourg (“Shareholder”)

WHEREAS Cenovus and Husky Energy Inc. (“Husky”) have, concurrently with the execution and delivery of this Agreement, entered into an arrangement agreement (as the same may be amended, modified or supplemented from time to time, the “Arrangement Agreement”), regarding a proposed arrangement under section 193 of the Business Corporations Act (Alberta) involving Husky, Cenovus and the shareholders of Husky (as the same may be amended, modified or supplemented from time to time, the “Arrangement”);

AND WHEREAS the Arrangement contemplates, among other things, that Cenovus will acquire all of the issued and outstanding common shares of Husky in consideration for Common Shares and Warrants, and each holder of Husky common shares will receive, for each Husky common share held, 0.7845 Common Shares and 0.0651 Warrants;

AND WHEREAS on the Effective Date, Cenovus shall issue, pursuant to the Arrangement, Common Shares and Warrants to Shareholder in consideration for the common shares of Husky held by the Shareholder at the Effective Time;

AND WHEREAS in connection with the proposed issuance of Common Shares and Warrants to Shareholder pursuant to the Arrangement, the Parties wish to enter into this Agreement to provide for certain matters relating to the relationship between Cenovus and Shareholder, as a shareholder of Cenovus commencing at, and following, the Effective Time;

NOW THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties), the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement:

(a)

“Affiliate” means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) Controls the second Person, or (ii) is Controlled by the second Person, or (iii) is Controlled by another Person that Controls, directly or indirectly, the second Person; provided, however, that except to the extent expressly provided otherwise, the determination of whether a Person is an Affiliate of another Person shall be made on the basis that Shareholder is not an Affiliate of Cenovus or any of its Subsidiaries and vice versa;

(b)	“Agreement” means this standstill agreement, as amended, restated or modified from time to time;

(c)	“Applicable Canadian Securities Laws” has the meaning ascribed thereto in the Arrangement Agreement;

(d)	“Applicable Laws” has the meaning ascribed thereto in the Arrangement Agreement;

(e)	“Applicable Securities Laws” means, collectively, Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

(f)	“Applicable U.S. Securities Laws” has the meaning ascribed thereto in the Arrangement Agreement;

(g)	“Appointment Deadline” means the date that is ten (10) Business Days after receipt or deemed receipt by Cenovus of a notice under Section 2.1(a);

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(h)	“Arrangement” has the meaning ascribed thereto in the recitals;

(i)	“Arrangement Agreement” has the meaning ascribed thereto in the recitals;

(j)	“Arrangement Designees” means:

(i)

as of the Effective Date, the four directors of the Board as determined by Husky prior to the Effective Date, who shall include one independent (as determined under Applicable Securities Laws) director;

(ii)	at any time after the Effective Date:

(A)	each of the individuals described in clause (i) insofar as he or she continues to be a Board member, or the Successor Designee of such individual; and

(B)	any additional Qualified Individual nominated and appointed to the Board pursuant to Section 2.1(b);

(k)	“Cenovus Shareholders” means, collectively, the holders of Common Shares;

(l)	“Board of Directors” or “Board” means the board of directors of Cenovus;

(m)	“Board Size” means the then-current number of directors of Cenovus plus any unfilled vacancies at such time;

(n)

“Business Day” means any day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;

(o)	“Canadian” has the meaning ascribed thereto in the Investment Canada Act;

(p)	“CBCA” means the Canada Business Corporations Act and the regulations thereunder, as amended, restated or modified from time to time;

(q)	“Change of Control Transaction” has the meaning ascribed thereto in Section 3.4;

(r)

“Combination Transaction” means any take-over bid for the voting or equity securities of Cenovus or any acquisition of all or substantially all of the assets of Cenovus and its Subsidiaries on a consolidated basis, or any arrangement, amalgamation, merger or other similar business combination transaction involving Cenovus;

(s)

“Common Shares” means the common shares in the capital of Cenovus and includes any shares of Cenovus into which such common shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

(t)	“Continuing Designees” has the meaning ascribed thereto in Section 2.1;

(u)	“Control” means as follows: a Person (first Person) is considered to Control another Person (second Person) if:

(i)

the first Person beneficially owns, or controls or directs, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors (or the equivalent) of the second Person;

(ii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership; or

(iii)	the second Person is a limited partnership and the first Person is the general partner of the limited partnership;

(v)	“Designated Number” means:

(i)	prior to the close of the Initial AGM, four (4); and

(ii)	following the close of the Initial AGM, the Proportionate Director Number:

(w)	“Effective Date” shall have the meaning ascribed thereto in the Plan of Arrangement;

(x)	“Effective Time” shall have the meaning ascribed thereto in the Plan of Arrangement;

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(y)

“Excess Shares” means, at the applicable time, such number of Common Shares as is equal to the amount by which (i) the aggregate number of Common Shares beneficially owned, or controlled or directed, by all Standstill Shareholders and their respective Affiliates exceeds (ii) the number (rounded up or down to the nearest whole number with a fractional number equal to an exact multiple of 0.5 rounded up) determined by multiplying the number of then-outstanding Common Shares by 0.199;

(z)	“Governmental Authority” shall have the meaning ascribed thereto in the Plan of Arrangement;

(aa)	“Initial AGM” means the first annual meeting of Cenovus Shareholders following the Effective Date at which members of the Board are elected.

(bb)	“Investment Canada Act” has the meaning ascribed thereto in the Arrangement Agreement;

(cc)

“Other Standstill Agreement” means the standstill agreement dated as of the Effective Date between Cenovus and Other Standstill Shareholder in substantially the form appended to the Arrangement Agreement as Schedule “K” thereto;

(dd)	“Other Standstill Shareholder” means Hutchison Whampoa Europe Investments S.à r.l.;

(ee)	“Parties” means, Cenovus, Shareholder and their respective successors and permitted assigns hereunder, and “Party” means any one of them;

(ff)

“Person” means any individual, partnership, limited partnership, limited liability partnership, limited or unlimited liability company or corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority or entity however designated or constituted;

(gg)	“Plan of Arrangement” has the meaning ascribed thereto in the Arrangement Agreement;

(hh)	“Pre-Arrangement Matter” means a Combination Transaction recommended by the Board prior to the Effective Time;

(ii)

“Pre-Emptive Rights Agreement” means the pre-emptive rights agreement dated as of the Effective Date between Cenovus and Shareholder in substantially the form appended to the Arrangement Agreement as Schedule “I” thereto;

(jj)	“Proportionate Director Number” means the whole number determined by:

(i)

multiplying the Board Size by a fraction, the numerator of which is the aggregate number of Common Shares beneficially owned or, controlled or directed, by the Standstill Shareholders and their respective Affiliates at such time (as reported in the System for Electronic Disclosure by Insiders (SEDI) of the Canadian Securities Administrators) and the denominator of which is the total number of then- outstanding Common Shares; and

(ii)	rounding the number determined in clause (i) up or down to the nearest whole number (with a fractional number equal to an exact multiple of 0.5 rounded up);

(kk)

“Qualified Individual” means an individual who is: (i) reasonably acceptable to the Nominating and Corporate Governance Committee (or its successor committee) of the Board (it being understood that an individual who is not prohibited from acting as director pursuant to the CBCA, Applicable Securities Laws and the rules of any recognized stock exchange on which the Common Shares are listed for trading shall be deemed to be reasonably acceptable); (ii) in the event that less than one-quarter of the Continuing Designees are Canadian (including any other individual who is a Qualified Individual), a Canadian; and (iii) in the event that the Designated Number equals or exceeds four (4) and none of the Continuing Designees is an independent (as determined under Applicable Securities Laws) director, an independent (as determined under Applicable Securities Laws) director;

(ll)

“Registration Rights Agreement” means the registration rights agreement dated as of the Effective Date between Cenovus and Shareholder in substantially the form appended to the Arrangement Agreement as Schedule “J” thereto;

(mm)

“Representatives” means, with respect to any Person, any of such Person’s directors, officers, related parties, employees, consultants, advisers, agents or other Person acting on behalf of the first Person;

(nn)

“Shareholder Pro Rata Excess Shares” means such number of Common Shares as is equal to the product (rounded up or down to the nearest whole number with a fractional number equal to an exact multiple of 0.5 rounded up) of (i) the number of Excess Shares; multiplied by (ii) a fraction, the numerator of which is the aggregate number of Common Shares beneficially owned, or controlled or directed, by Shareholder and its Affiliates at such time and the denominator of which is the aggregate number of Common Shares beneficially owned, or controlled or directed, by all Standstill Shareholders and their respective Affiliates;

D-H-18

(oo)

“Standstill Shareholders” means Shareholder, Other Standstill Shareholder and any Affiliate of Shareholder or Other Standstill Shareholder who becomes, and is required to become, a party to this Agreement (in the case of Shareholder) or the Other Standstill Agreement (in the case of Other Standstill Shareholder), as applicable, in either case after the date hereof as a result of a permitted Transfer of Common Shares to such Affiliate pursuant to Section 3.3 (in the case of the Shareholder) or a result of a permitted Transfer of Common Shares to such Affiliate pursuant to section 3.3 of the Other Standstill Agreement (in the case of Other Standstill Shareholder), and “Standstill Shareholder” means any one of them;

(pp)	“Subsidiary” means a Person that is Controlled by another Person;

(qq)

“Successor Designee” means, at any time, with respect to any individual who was an Arrangement Designee prior to such time but ceases for any reason to be a Board member, the Qualified Individual nominated and appointed to the Board in accordance with Section 2.1 in replacement of such individual;

(rr)

“Transfer” includes any sale, exchange, disposition, assignment, gift, bequest, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value and whether directly or indirectly in any manner whatsoever, and includes any agreement to effect any of the foregoing and, in the case of Common Shares includes a transaction (other than a Change of Control Transaction) involving the Transfer of the ownership interests in Shareholder or an Affiliate of Shareholder which holds any legal title or beneficial ownership in Common Shares which is designed to otherwise circumvent the restrictions contained in Section 3.2; and the words “Transferred”, “Transferring” and similar words have corresponding meanings; and

(ss)

“Warrants” means the common share purchase warrants of Cenovus issued on the date hereof pursuant to the Arrangement, each having an exercise price of $6.54 and a five-year term (subject to adjustment in certain circumstances).

1.2	Headings for Reference Only

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3	Construction and Interpretation

The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.

Words importing the singular number only shall include the plural and vice versa (including, for certainty, with respect to the defined terms Standstill Shareholders and Standstill Shareholder). Words importing gender shall include all genders. If a word is defined in this Agreement, a grammatical derivative of that word will have a corresponding meaning. Where the word “including” or “includes” is used in this Agreement it means “including without limitation” or “includes without limitation”, respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.

A reference herein to any statute includes every regulation (and other similar ancillary instrument having the force of law) made pursuant thereto, all amendments to the statute or to any such regulation (or other similar ancillary instrument) in force from time to time, and any statute or regulation (or other similar ancillary instrument) which supplements or supersedes such statute or regulation (or other similar ancillary instrument); and a reference to any section or provision of a statute includes all amendments to such section or provision, as made from time to time, and all sections or provisions which supplement or supersede such section or provision referred to herein.

Where this Agreement states that a Party “will”, “must” or “shall” perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.

The terms “hereof”, “herein”, “hereunder”, “hereto” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, subsections, paragraphs and subparagraphs are to Articles, Sections, subsections, paragraphs and subparagraphs of this Agreement.

The term “then-outstanding Common Shares” shall mean:

(a)	other than as set out in (b)-(d) below, the actual number of outstanding Common Shares at any such time;

(b)

when calculating the number of Excess Shares and Shareholder Pro Rata Excess Shares for the purposes of Section 2.3(a), the actual number of outstanding Common Shares as at the record date for voting at the applicable meeting of Cenovus Shareholders;

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(c)

when calculating the number of Excess Shares and Shareholder Pro Rata Excess Shares for the purposes of Section 2.3(b), the actual number of outstanding Common Shares as at the third (3rd) Business Day prior to the deadline for deposit or tender; and

(d)

for the purposes of Section 3.2, the actual number of outstanding Common Shares at any such time, provided that, notwithstanding the foregoing, Shareholder shall be entitled to rely upon information most recently disclosed publicly by Cenovus in a news release or in accordance with section 5.4 of National Instrument 51-102 – Continuous Disclosure Obligations, whichever contains the most recent relevant information.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise noted.

1.6	Certification of Outstanding Common Shares

As requested by Shareholder from time to time, Cenovus shall promptly provide (or cause its transfer agent and/or registrar to provide) to Shareholder a certificate setting out the number of outstanding Common Shares as at the nearest practicable date to the date of delivery of such certificate.

ARTICLE 2

VOTING OF SHARES

2.1	Board Composition

If, at any time after the Effective Time the number of Arrangement Designees is less than the then applicable Designated Number, including as a result of any Arrangement Designee ceasing for any reason to be a director of Cenovus:

(a)

the remaining Arrangement Designees (the “Continuing Designees”) may nominate, by written notice to Cenovus signed by each such Continuing Designee, a Qualified Individual for appointment to the Board; and

(b)	Cenovus may, but shall not be obligated to, cause such Qualified Individual to be appointed to the Board on or before the Appointment Deadline.

If a Qualified Individual duly nominated in accordance with clause (a) above is not appointed to the Board on or before the applicable Appointment Deadline, this Agreement shall terminate in accordance with Section 5.5(e).

2.2	Voting of Common Shares – Director Elections

Shareholder covenants and agrees that it shall, and shall cause its Affiliates to:

(a)	vote or cause to be voted all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, in favour of; or

(b)	abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, in respect of;

the election, as directors of Cenovus, of all nominees of the Board or Cenovus management at any annual or other meeting of Cenovus Shareholders at which members of the Board are proposed to be elected (and, for greater certainty, not withhold any vote in respect of, or vote against, any of the foregoing); and

(c)	without limiting the foregoing:

(i)

not knowingly take any action that is adverse to the nomination, appointment or election of any Board-supported nominee or Board-proposed nominee to the Board, including by voting for the nomination, appointment or election of another individual as a director of Cenovus instead of such Board-supported nominees or Board-proposed nominees; and

(ii)	vote or cause to be voted all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, against any such matter or proposal.

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No later than five (5) Business Days prior to the date of any meeting of Cenovus Shareholders at which members of the Board are proposed to be elected, in respect of all Common Shares that Shareholder beneficially owns, or over which it or any of its Affiliates has control or direction, Shareholder shall either:

(a)

deliver or cause to be delivered to Cenovus, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in accordance with the foregoing requirements of this Section 2.2, and all such proxy or proxies described above in this Section 2.2 shall name as proxyholders those individuals as may be designated by Cenovus in the applicable management proxy circular or form of proxy (with full power of substitution) and shall not be revoked without the prior written consent of Cenovus; or

(b)	certify to Cenovus in writing that it shall abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction.

2.3	Voting of Common Shares – Certain Transactions

Other than in respect of a Pre-Arrangement Matter, Shareholder covenants and agrees that it shall, and shall cause its Affiliates to:

(a)

vote or cause to be voted all Excess Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, in accordance with the Board’s recommendation in respect of any Combination Transaction (whether for or against) (and, for greater certainty, not abstain from voting such Excess Shares in accordance with the Board’s recommendation in respect of any Combination Transaction); and

(b)

deposit or tender, or not deposit or tender, all Excess Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, to or under any Combination Transaction, in accordance with the Board’s recommendation in respect of the Combination Transaction.

No later than five (5) Business Days prior to the date of any meeting of Cenovus Shareholders at which a Combination Transaction is proposed to be considered, in respect of all Common Shares that Shareholder beneficially owns, or over which it or any of its Affiliates has control or direction, Shareholder shall either:

(x)

deliver or cause to be delivered to Cenovus, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in accordance with the foregoing requirements of this Section 2.3, and all such proxy or proxies described above in this Section 2.3 shall name as proxyholders those individuals as may be designated by Cenovus in the applicable management proxy circular or form of proxy (with full power of substitution) and shall not be revoked without the prior written consent of Cenovus; or

(y)	certify to Cenovus in writing that it shall abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction.

The Excess Shares beneficially owned by Shareholder or any of its Affiliates, or over which Shareholder or any of its Affiliates has control or direction, shall be equal to the Shareholder Pro Rata Excess Shares; provided, however, that Shareholder shall be deemed to have complied with this Section 2.3 so long as the aggregate number of Common Shares voted, caused to be voted, deposited, tendered, or not deposited or tendered by the Standstill Shareholders and their respective Affiliates, as applicable, in accordance with this Section 2.3 and section 2.3 of the Other Standstill Agreement is not less than the aggregate number of Excess Shares.

For greater certainty, and notwithstanding anything else in this Agreement, other than as required in clause (x) and (y) above or in Section 2.2(a) and (b), Shareholder and its Affiliates shall be entitled to vote, and otherwise deal with, all Common Shares that are not Excess Shares at their discretion on all voting matters (or tendering or not tendering, as the case may be).

ARTICLE 3

RESTRICTIONS ON SHAREHOLDER ACTIONS AND SHARE TRANSFERS

3.1	Prohibited Activities

Other than as permitted under Section 2.3 or Section 3.2, without the prior written consent of Cenovus (which consent may, in the sole discretion of Cenovus, be withheld or given subject to such conditions as Cenovus may in its sole discretion determine), neither Shareholder nor any of its Affiliates, nor any of their respective Representatives acting on behalf of Shareholder or any of its Affiliates, will, directly or indirectly, do any of the following or cause such to occur from the Effective Time:

(a)	acquire, agree to acquire or make any proposal or offer to acquire any:

(i)	voting or equity securities (including Common Shares) of Cenovus or any of its Subsidiaries (other than Warrants);

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(ii)	securities convertible into, or exercisable or exchangeable for, voting or equity securities (including Common Shares) of Cenovus or any of its Subsidiaries (other than Warrants); or

(iii)	assets of Cenovus or any of its Subsidiaries;

except: (A) pursuant to a stock dividend or dividend-in-kind paid by Cenovus to all holders of Common Shares, including pursuant to any dividend reinvestment plan of Cenovus, (B) pursuant to an exercise of Warrants or pre-emptive rights in accordance with the Pre-Emptive Rights Agreement, or (C) pursuant to a Transfer permitted under Section 3.3 or Section 3.4;

(b)

engage in any discussion or negotiations, conclude any understanding or enter into (or propose or offer to enter into), directly or indirectly, any agreement with respect to any Combination Transaction;

(c)

engage in, participate in, or in any way knowingly initiate, directly or indirectly and whether alone or jointly or in concert with another Person, any “solicitation” (as such term is defined in the CBCA) of proxies or consents, with respect to the voting of any securities of Cenovus, or knowingly initiate, propose or otherwise “solicit” (as such term is defined in the CBCA) securityholders of Cenovus to vote any securities of Cenovus on any matter;

(d)

except as required by and in accordance with Section 2.2 and 2.3, grant any power of attorney over any securities of Cenovus, or deposit any securities of Cenovus in any voting agreement, voting trust, voting pool or similar arrangement or subject any securities of Cenovus to any arrangement or agreement with respect to the voting of any such securities, or grant any proxy with respect to any securities of Cenovus (other than to the named Cenovus management proxies);

(e)	seek, alone or in concert with others, to requisition or call a meeting of shareholders of Cenovus;

(f)	submit any shareholder proposal pursuant to sections 103(5) or 137 of the CBCA;

(g)

seek or cause any Person or Governmental Authority to issue a cease trade order in respect of, or otherwise interfere with the operation of, any shareholder rights plan or similar arrangement of Cenovus;

(h)

other than as required by Applicable Law or the rules of the Toronto Stock Exchange or New York Stock Exchange, publicly disclose any plan, intention or proposal with respect to any of the foregoing; or

(i)

enter into any discussions, agreements or understandings with any Person with respect to the foregoing, or knowingly advise, induce, assist (including providing financial assistance) or encourage any Person to take any of the actions prohibited by clauses (a)-(h).

The restrictions in this Section 3.1 shall cease to apply on the earlier of: (i) the execution and delivery by Cenovus of a definitive agreement to implement a transaction or series of transactions pursuant to which a Person agrees to acquire beneficial ownership of, or control or direction over, more than 50% of the outstanding voting securities of Cenovus (measured on a fully-diluted basis) or a majority of the consolidated assets of Cenovus and its Subsidiaries; (ii) a Person or group of related Persons acting jointly or in concert acquire beneficial ownership of, or control or direction over, at least 20% of the outstanding voting securities of Cenovus; and (iii) a Person or group of related Persons acting jointly or in concert publicly commence a formal take-over bid for more than 20% of the outstanding voting securities of Cenovus.

Nothing in this Agreement prohibits Shareholder, any Affiliate of Shareholder or any Representative of Shareholder or any of its Affiliates from making a private proposal to, or corresponding and engaging in private discussions or negotiations with, Cenovus executive management or Board members, or with Other Standstill Shareholder or its Affiliates and their respective Representatives, regarding any of the matters described in this Section 3.1.

3.2	Restrictions on Transfers of Shares

Except as set out under Section 2.3, without the prior written consent of Cenovus (which consent may, in the sole discretion of Cenovus, be withheld or given subject to such conditions as Cenovus may in its sole discretion determine), the Shareholder shall not, and shall cause its Affiliates and their respective Representatives acting on behalf of Shareholder or any of its Affiliates, to not, directly or indirectly:

(a)

for the period ending at 11:59 p.m. (Calgary time) on the date that is 18 months following the Effective Date, Transfer or cause the Transfer of any Common Shares, except: (i) pursuant to a Combination Transaction that has been approved by the Board or recommended by the Board for approval by the shareholders of Cenovus; (ii) as contemplated under Section 3.3; or (iii) as contemplated under Section 3.4;

(b)

Transfer or cause the Transfer, either alone or in the aggregate with its Affiliates, Other Standstill Shareholder and Other Standstill Shareholder’s Affiliates, and whether in a single transaction or a series of related transactions, any Common Shares or Warrants that would, to the knowledge of Shareholder (after reasonable inquiry), result in such Person, together with any Persons acting jointly or in concert with such Person, beneficially owning, or controlling or directing, 20% or more of the then-outstanding Common Shares

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(including, for certainty, those Common Shares and Warrants proposed to be Transferred) and assuming for this purpose the full exercise of all Warrants that would, after the proposed Transfer, be beneficially owned or controlled or directed by such Person and any Person acting jointly or in concert therewith; provided that the foregoing shall not apply to:

(i)	Transfers effected through an underwritten public offering (including an underwritten public offering undertaken pursuant to the Registration Rights Agreement);

(ii)

Transfers effected as a result of the consummation of a Combination Transaction which has been approved by a resolution of Cenovus Shareholders, or made to an offeror in relation to a take-over bid where the offeror pursuant to such take-over bid is proposing to acquire such Common Shares from Shareholder, Other Standstill Shareholder or both in connection with an identical offer made to all holders of Common Shares (in terms of price, timing, proportion of securities sought to be acquired and conditions); or

(iii)	Transfers made to an Affiliate in accordance with Section 3.3.

If Shareholder or any of its Affiliates or any Representative acting on behalf of Shareholder or any of its Affiliates, proposes to Transfer or cause the Transfer of any Common Shares or Warrants in circumstances as described in Section 3.2(b) except that the reference therein to “20%” is instead read as a reference to “10%”, then Shareholder shall give Cenovus advance written notice of the proposed Transfer and, if reasonably practicable, consult with Cenovus with respect to such Transfer, not less than 24 hours prior to the earlier of (i) entering into any agreement or binding obligation in respect thereof or (ii) effecting such Transfer, and shall, unless otherwise prohibited by confidentiality or similar restrictions (in respect of which Shareholder has used its commercially reasonable efforts to seek a waiver or consent thereof), provide Cenovus with the identity of the proposed transferee and the terms on which the Transfer is proposed to be completed.

3.3	Transfers to Affiliates

Notwithstanding Section 3.2, Shareholder may Transfer all or any portion of the Common Shares or Warrants legally or beneficially owned by Shareholder to an Affiliate of Shareholder, provided that such Affiliate agrees to be bound by and become a Party to this Agreement as a “Shareholder” (and Shareholder agrees to cause such Affiliate to become a party hereto) and, concurrent with the completion of such Transfer shall validly execute and deliver a joinder or similar document in order to effect the foregoing. Shareholder, or its Affiliate, shall promptly (and in any event within two (2) Business Days) notify Cenovus if it engages in any of the transactions referred to in this Section 3.3.

3.4	Transfers in Change of Control Transaction

Notwithstanding anything in Section 3.2 or elsewhere in this Agreement to the contrary, any transaction in which a Person or group of Persons acting jointly or in concert acquires, directly or indirectly, including by merger, consolidation, asset sale, acquisition, liquidation, dissolution, restructuring, reorganization, recapitalization or other business combination transaction, control of at least a majority of the equity of Shareholder (each, a “Change of Control Transaction”) shall be a permitted Transfer for all purposes under this Agreement and shall not be deemed to violate this Agreement in any manner whatsoever.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Cenovus

Cenovus represents and warrants to Shareholder that:

(a)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;

(b)

all necessary action has been taken by or on behalf of Cenovus to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by Cenovus and constitutes a valid and legally binding obligation of Cenovus, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(c)

neither the entering into nor the delivery of this Agreement by Cenovus nor the performance by Cenovus of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under:

(i)	any provisions of the articles or by-laws or other constating documents of Cenovus;

(ii)	any of the resolutions of the Board or the shareholders of Cenovus;

(iii)	any agreement or other instrument to which Cenovus is a party or by which it is bound; or

(iv)	any Applicable Laws.

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4.2	Representations and Warranties of Shareholder

Shareholder represents and warrants to Cenovus that:

(a)	as of the date hereof, it does not beneficially own, or control or direct, any Common Shares;

(b)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;

(c)

all necessary action has been taken by or on behalf of it to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(d)

neither the entering into nor the delivery of this Agreement by it nor the performance by it of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under:

(i)	any provisions of its articles, by-laws, partnership or trust agreement or other constating documents, as applicable;

(ii)	any of the resolutions of its board of directors, general partner, trustee or similar body, or its securityholders, partners or beneficiaries, as applicable;

(iii)	any agreement or other instrument to which it is a party or by which it is bound; or

(iv)	any Applicable Laws.

ARTICLE 5

GENERAL PROVISIONS

5.1	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

5.2	Assignment

This Agreement may not be assigned by Shareholder without the prior written consent of Cenovus; provided, however, this Agreement may, following prior written notice to Cenovus, be assigned by Shareholder to any Person who is a permitted transferee of Common Shares pursuant to the terms of this Agreement and Shareholder will be fully released from its obligations under this Agreement if, following such Transfer, Shareholder no longer beneficially owns, or exercises control or direction over, any Common Shares. Upon any permitted transferee(s) or assignee(s) executing an instrument in writing agreeing to be bound by this Agreement, the transferee(s) or assignee(s) will be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto as “ Shareholder”. For the avoidance of doubt, nothing in this Section 5.2 shall in any way restrict or limit any Transfer otherwise permitted pursuant to Sections 3.2(b), 3.3 or 3.4.

5.3	Remedies and Breaches

(a)

Each of Shareholder and Cenovus acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached and that such injury may not be adequately compensable in damages. It is accordingly agreed that Shareholder and Cenovus shall, in addition to any other remedy to which they may be entitled at law or in equity, each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other Party hereto will not take any action, directly or indirectly, in opposition to the Party seeking relief on the grounds that any other remedy or relief is available at law or in equity. The prevailing Party in any such action shall be entitled to recover legal fees and expenses from the non-prevailing Party.

(b)

Each of Shareholder and Cenovus acknowledges that it shall be liable for any breach of this Agreement by any of its Affiliates or any of its or its Affiliates’ Representatives or other Persons acting on their behalf, and that it shall inform its and its Affiliates’ Representatives of the terms of this Agreement and shall cause them to comply with them.

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5.4	All Securities Subject to this Agreement

Each of the Parties will be bound by the terms, rights, obligations and restrictions of this Agreement with respect to all Common Shares held or beneficially owned, or over which control or direction is exercised (including any Common Shares acquired by Shareholder or its Affiliates after the date hereof as permitted hereby), until this Agreement is terminated as set forth below in Section 5.5.

5.5	Term and Termination

This Agreement will continue in force until the earliest of the following to occur after the Effective Date:

(a)	upon the termination of the Arrangement Agreement, other than as a result of the completion of the Arrangement;

(b)	11:59 p.m. (Calgary time) on the date that is 60 months following the Effective Date;

(c)	the date on which this Agreement or the Other Standstill Agreement is terminated by the written agreement of the Parties;

(d)

provided that Shareholder has complied with Section 3.2 of this Agreement and Other Standstill Shareholder has complied with section 3.2 of the Other Standstill Agreement, the date on which the Standstill Shareholders, together with their respective Affiliates, cease to beneficially own, or control or direct, in aggregate, at least 10% of the then-outstanding Common Shares; and

(e)	any Qualified Individual duly nominated in accordance with Section 2.1(a) is not appointed to the Board on or before the applicable Appointment Deadline,

except that (i) the provisions of this Article 5 shall continue in full force and effect notwithstanding any termination of this Agreement, and (ii) termination of this Agreement will not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination and such rights and obligations, including any indemnities and remedies, will continue in full force and effect and survive the termination of this Agreement.

Shareholder further acknowledges and agrees that the Registration Rights Agreement and the Pre-Emptive Rights Agreement shall each terminate concurrently with the termination of this Agreement, notwithstanding any provision therein to the contrary.

5.6	Notices

All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile or electronic mail transmittal during normal business hours on any Business Day to the address for Shareholder or Cenovus, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile or electronic mail transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile or electronic mail transmittal (as the case may be) if such delivery or facsimile or electronic mail transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Notices shall be provided:

(a)	if to Shareholder:

L.F. Investments S.à r.l.

9-11 Grand Rue

L-1661 Luxembourg

Grand Duchy of Luxembourg

Attention:        [Notice Information Redacted.]

with a copy to (which shall not constitute notice):

Marvin Yontef, Esq.

E-mail:             myontef@outlook.com

(b)	if to Cenovus:

Cenovus Energy Inc.

4100, 225 – 6 Ave SW

Calgary, Alberta T2P 0M5

D-H-25

Attention:        [Notice Information Redacted.]

E-mail:            [Email Address Redacted.]

with a copy to (which shall not constitute notice):

Bennett Jones LLP

4500 Bankers Hall East

855 – 2nd Street S.W.

Calgary, Alberta T2P 4K7

Attention:        John Piasta

E-mail:            piastaj@bennettjones.com

5.7	Third Party Beneficiaries

Except in relation to the transferees and assignees contemplated in Section 3.3 and Section 5.2, this Agreement is not intended to confer any rights, remedies, obligations or liabilities upon any Person other than the Parties to this Agreement and their respective successor or permitted assigns.

5.8	Costs

All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party incurring such fee, cost or expense, whether or not the transactions contemplated hereunder are completed.

5.9	Governing Law and Attornment

The provisions of this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta. Each Party hereby attorns to and accepts the jurisdiction of such courts.

5.10	Waivers

No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.

5.11	Time of Essence

Time is of the essence in respect of this Agreement.

5.12	Entire Agreement

This Agreement, the Pre-Emptive Rights Agreement and the Registration Rights Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and cancel and supersede any prior understanding and agreements among the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof among the Parties, other than as expressly set forth in this Agreement the Pre-Emptive Rights Agreement and the Registration Rights Agreement.

5.13	Enurement

This Agreement will be binding upon and enure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns from time to time.

5.14	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

5.15	Facsimile Execution

Execution and delivery of this Agreement may be effected by any Party by facsimile or other electronic transmission of the execution page hereof to the other Parties, and such facsimile or other electronic copy will be legally effective to create a valid and binding agreement between the Parties.

[remainder of page intentionally left blank – signature page follows]

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IN WITNESS WHEREOF the undersigned parties have executed this Standstill Agreement as of the date first written above.

CENOVUS ENERGY INC.

By:
Name:
Title:

By:
Name:
Title:

L.F. INVESTMENTS S.À R.L.

By:
Name:
Title:

By:
Name:
Title:

D-H-27

SCHEDULE “I”

FORM OF PRE-EMPTIVE RIGHTS AGREEMENT

(attached)

D-I-1

CENOVUS ENERGY INC.

- and -

[SHAREHOLDER]

PRE-EMPTIVE RIGHTS AGREEMENT

[●], [●]

D-I-2

PRE-EMPTIVE RIGHTS AGREEMENT

THIS PRE-EMPTIVE RIGHTS AGREEMENT (this “Agreement”) is made as of [●], [●].

BETWEEN:

CENOVUS ENERGY INC., a corporation existing under the laws of

Canada (the “Corporation”)

- and -

[●] (the “Shareholder”)

WHEREAS the Corporation and Husky Energy Inc. (“Husky”) completed on the date hereof an arrangement under section 193 of the Business Corporations Act (Alberta) involving, among others, Husky, the Corporation and the shareholders of Husky (“Arrangement”) pursuant to an arrangement agreement dated October 24, 2020 (the “Arrangement Agreement”);

AND WHEREAS the Arrangement Agreement contemplated, among other things, that the Corporation shall, if requested in writing on or prior to the effective date of the Arrangement (the “Effective Date”) by a beneficial holder holding more than 5% of the outstanding Common Shares (as defined herein) immediately after the consummation of the Arrangement, cause to be executed and delivered a pre-emptive rights agreement between the Corporation and such beneficial holder in the form attached to the Arrangement Agreement;

AND WHEREAS the Shareholder has requested that the Corporation enter into this Agreement, and has delivered evidence satisfactory to the Corporation that, on the Effective Date, the Shareholder is a beneficial holder of more than 5% of the outstanding Common Shares immediately after the consummation of the Arrangement and, in reliance thereof, the Corporation has agreed to enter into this Agreement with the Shareholder;

NOW THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties (as defined herein)), the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement:

(a)

“Affiliate” means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) Controls the second Person, or (ii) is Controlled by the second Person, or (iii) is Controlled by another Person that Controls, directly or indirectly, the second Person;

(b)

“Applicable Securities Laws” means (i) collectively, the securities acts or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the Toronto Stock Exchange; and (ii) federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, and all rules, by-laws and regulations governing the New York Stock Exchange;

(c)

“Bought Deal” means a fully underwritten offering on a bought deal basis pursuant to which an underwriter has, or underwriters have, committed to purchase Common Shares or Convertible Securities of the Corporation pursuant to a “bought deal” letter prior to the filing of a prospectus under applicable Canadian securities laws;

(d)

“Business Day” means any day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;

(e)

“Common Shares” means the common shares in the capital of the Corporation and includes any shares of the Corporation into which such common shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

(f)	“Control” means as follows: a Person (first Person) is considered to Control another Person (second Person) if:

(i)

the first Person beneficially owns, or controls or directs, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person unless that first person holds the voting securities only to secure an obligation;

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(ii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership; or

(iii)	the second Person is a limited partnership and the first Person is the general partner of the limited partnership;

(g)	“Convertible Securities” means any equity securities, rights, options, warrants or other convertible securities which in each case represent rights to purchase Common Shares;

(h)	“Exempt Issuances” means any issuance or sale of Subject Securities to which the Pre-emptive Right does not apply pursuant to paragraphs (a)-(d) of Section 2.3;

(i)	“Follow-On Offering” shall have the meaning set out in Section 2.2(c);

(j)

“Governmental Authority” means any stock exchange or any court, tribunal or judicial or arbitral body or other governmental department, regulatory agency or body, commission, board, bureau, agency, or instrumentality of Canada or the United States, or of any country, state, province, territory, county, municipality, city, town or other political jurisdiction, whether domestic or foreign and whether now or in the future constituted or existing;

(k)	“Offering” shall have the meaning set out in Section 2.1(a);

(l)

“Offering Convertible Securities” means Convertible Securities issued or sold pursuant to an Offering so long as the Shareholder was provided an Offer Notice in respect of such Offering or the Corporation has complied with its obligations in respect of a Follow-On Offering as contemplated in Section 2.2(c);

(m)	“Parties” means, the Corporation, the Shareholder and their respective successors and permitted assigns hereunder, and “Party” means any one of them;

(n)

“Person” means any individual, partnership, limited partnership, limited liability partnership, limited or unlimited liability company or corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal personal representative or governmental authority or entity however designated or constituted;

(o)	“Registration Rights Agreement” an agreement with any Person that constitutes a “Registration Rights Agreement” as defined in the Arrangement Agreement;

(p)	“Shareholder Pro Rata Interest” means, as at any date, the aggregate interest of the Shareholder and its Affiliates calculated as that fraction, expressed as a percentage:

(i)	the numerator of which shall be the number of Common Shares which the Shareholder beneficially owns or controls or directs at the relevant date, and

(ii)	the denominator of which shall be the then-outstanding Common Shares;

(q)	“Standstill Agreements” means the standstill agreements entered into between the Supporting Husky Shareholders and the Corporation, dated as of October 24, 2020;

(r)	“Supporting Husky Shareholders” means Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l.; and

(s)

“Transfer Restrictions” means any restrictions or conditions on the transfer of Common Shares by the Shareholder pursuant to any Applicable Securities Laws, any order or requirement of a Governmental Authority, or any written agreement between the Shareholder and the Corporation;

1.2	Headings for Reference Only

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3	Construction and Interpretation

(a)

If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.

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(b)

Where this Agreement states that a Party “will”, “must” or “shall” perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.

(c)

The terms “hereof”, “herein”, “hereunder”, “hereto” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, subsections, paragraphs and subparagraphs are to Articles, Sections, subsections, paragraphs and subparagraphs of this Agreement.

(d)	For the purposes of this Agreement, the term “then-outstanding Common Shares” shall mean the actual number of outstanding Common Shares at any such time.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise noted.

ARTICLE 2

PRE-EMPTIVE RIGHTS

2.1	Pre-emptive Right

(a)

Subject to Section 2.3, if the Corporation proposes to issue or sell (each, an “Offering”) any Common Shares or Convertible Securities (collectively, “Subject Securities”), then the Shareholder shall be entitled and have the right and option (but shall not be required) to concurrently purchase or acquire up to such number of Subject Securities as would allow the Shareholder to maintain its Shareholder Pro Rata Interest in the then-outstanding Common Shares at the level of its Shareholder Pro Rata Interest immediately prior to such Offering (the “Pre-emptive Right”) (after giving effect to any Subject Securities acquired by the Shareholder as part of the Offering and, solely for purposes of calculating the Shareholder Pro Rata Interest in this Section 2.1(a), in the event the Subject Securities subject to the Pre-emptive Right are Convertible Securities, the number of Common Shares underlying such Convertible Securities issued or to be issued pursuant to such Offering shall be included in the then-outstanding Common Shares).

(b)

The purchase by the Shareholder of any such Subject Securities shall be at the same price per Subject Security and otherwise be on economic terms and conditions that are no less favourable, individually or in the aggregate, to the Shareholder than the terms and conditions are to any purchaser in such Offering.

(c)	For greater certainty, no Subject Securities will be issued or sold by the Corporation at any time after the date hereof except in compliance with this Article 2.

2.2	Pre-emptive Right Notice

(a)

Subject to Section 2.2(c), the Corporation shall use commercially reasonable efforts to provide the Shareholder with written notice of any Offering no later than five (5) Business Days (or, in the case of a Bought Deal, the Corporation shall have provided such notice to the Shareholder as promptly as practicable in the circumstances having regard to the time periods typical for a transaction of such nature, but in no case less than two (2) Business Days) prior to the public announcement of the Offering (or, if no announcement, in any event no later than ten (10) Business Days prior to the consummation of such Offering) (the “Offer Notice”).

(i)

The Offer Notice shall state that the Corporation is proposing to issue Subject Securities and shall set out the material terms of the proposed Offering, including (A) the proposed number and terms of the Subject Securities to be issued or sold, (B) the purchase price thereof, (C) the proposed closing date for the issuance of Subject Securities to the Shareholder, assuming exercise of the Pre-emptive Right by the Shareholder, which closing date shall be: (x) in the case of a Bought Deal, the closing date of the Bought Deal financing; (y) in any other case, at least ten (10) Business Days following the date on which the Shareholder receives such Offer Notice; or (z) such other date as the Parties may agree, and (D) any other material terms and conditions of such Offering. In the event that the Offer Notice is being delivered in connection with a proposed best-efforts or fully underwritten public offering through an agent or underwriter, the Offer Notice may state that the actual price per Subject Security being offered by the Corporation shall be the offering price to be agreed upon by the Corporation in the agency agreement, bid letter or underwriting agreement, as the case may be, relating to the Offering.

(ii)

The Offer Notice shall specify a deadline by which the Shareholder must deliver to the Corporation a written notice (the “Notice of Exercise”) of its election to purchase all or any portion of the Subject Securities to which it is entitled to pursuant

D-I-5

to the Pre-emptive Right. The Shareholder shall be deemed to have declined and to have waived its rights to acquire any Subject Securities under Section 2.1 if it does not deliver a Notice of Exercise by such deadline. Such deadline shall be no earlier than five (5) Business Days (or, in the case of a Bought Deal, no earlier than two (2) Business Days) after the Shareholder receives or is deemed to receive the Offer Notice in accordance with the terms hereof. If the Offer Notice is delivered in connection with a proposed best-efforts or fully underwritten public offering through an agent or underwriter, the Shareholder shall specify the maximum price or a range of prices per Subject Security at which the Shareholder will exercise its right to subscribe for or purchase Subject Securities pursuant to its Pre-emptive Right (provided that the Notice of Exercise may specify more than one maximum price per Subject Security together with the corresponding maximum number of Subject Securities to be subscribed for or purchased at each such maximum price).

(iii)

If the Shareholder delivers a Notice of Exercise stating that it wishes to purchase Subject Securities pursuant to the Offering, the Corporation shall, subject to Section 2.2(b), be obligated to sell and issue to the Shareholder, and the Shareholder shall be obligated to purchase from the Corporation, that number of Subject Securities specified by the Shareholder in the Notice of Exercise concurrently with the completion of the Offering.

(iv)

If the Shareholder does not deliver a Notice of Exercise in accordance with this Agreement, the Corporation shall be entitled within a period of 45 calendar days following the deadline to receive a Notice of Exercise to complete the proposed Offering on the terms and conditions contained in the Offer Notice. If no such Offering is completed within such 45 calendar day period, the Corporation will be required to again comply with the provisions of this Section 2.2(a).

(v)	The election by the Shareholder not to exercise its Pre-emptive Right in any one instance shall not affect its right as to any subsequent proposed Offering.

(b)

If, following delivery of an Offer Notice in respect of an Offering pursuant to this Section 2.2, fewer Subject Securities are issued or sold pursuant to such Offering than were specified in such Offer Notice:

(i)	the Corporation will not be required to send an amended Offer Notice to the Shareholder prior to completing such Offering; and

(ii)

the Corporation may, at its option, elect to reduce the allocation of Subject Securities to be issued to the Shareholder on closing of such Offering to such number of Subject Securities that would allow the Shareholder to maintain its Shareholder Pro Rata Interest in the then-outstanding Common Shares at the level of its Shareholder Pro Rata Interest immediately prior to such Offering, calculated in accordance with Section 2.1.

(c)

If: (i) the Corporation does not deliver an Offer Notice to the Shareholder in advance of an Offering as contemplated in Section 2.2(a); (ii) the Corporation has used its commercially reasonable efforts to obtain a waiver or consent in order to provide such Offer Notice but the Corporation is nevertheless not permitted to provide such Offer Notice due to a confidentiality or similar agreement; or (iii) the Corporation has used its commercially reasonable efforts to deliver an Offer Notice but it is impracticable for the Corporation to do so, the Corporation shall: (A) when no longer prohibited, promptly notify the Shareholder of such fact; and (B) at the option of the Shareholder, use its commercially reasonable efforts to, as soon as reasonably practicable following such Offering, complete a follow-on issue or sale (a “Follow-On Offering”) of the Subject Securities issued or sold pursuant to such Offering in order for the Shareholder to purchase from the Corporation at the same price per Subject Security and otherwise be on economic terms and conditions that are no less favourable, individually or in the aggregate, to the Shareholder than the terms and conditions are to any purchaser in such Offering up to such number of Subject Securities as would allow the Shareholder to maintain its Shareholder Pro Rata Interest in the then-outstanding Common Shares at the level of its Shareholder Pro Rata Interest immediately prior to such Offering (after giving effect to any Common Shares or Convertible Securities acquired by the Shareholder as part of such Follow-On Offering and, solely for purposes of calculating the Shareholder Pro Rata Interest in this Section 2.2(c), the number of Common Shares underlying Convertible Securities issued or to be issued pursuant to such Follow-On Offering shall be included in the then-outstanding Common Shares). Any securities issued pursuant to a Follow-On Offering shall, for the purposes of this Agreement and any Registration Rights Agreement be deemed to have been issued pursuant to a Pre-emptive Right.

2.3	Pre-emptive Right Exclusions

The Corporation shall not be obligated to deliver an Offer Notice or to otherwise comply with its obligations under Sections 2.1 or 2.2, and the Pre-emptive Right shall not apply to:

(a)

any Subject Securities that are to be issued or sold for purposes of director, officer, employee or consultant incentive plans, employee share ownership programs or similar plans or programs, in each case, that have been approved by the board of directors of the Corporation, including the issuance of any Common Shares on the exercise, conversion or settlement of such Subject Securities;

(b)	any Subject Securities that are to be issued in connection with a dividend reinvestment plan of the Corporation in effect from time to time;

(c)

any Subject Securities that are to be issued or sold to satisfy existing instruments issued by the Corporation or its Affiliates as of the date of this Agreement (including for greater certainty, the Shareholder Rights Plan of the Corporation in effect from time to time);

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(d)	any Subject Securities that are to be issued or sold upon the exercise, exchange or conversion of any Offering Convertible Securities; or

(e)

any Subject Securities that are to be issued or sold to any third party seller pursuant to any corporate transaction, such as a merger, amalgamation, arrangement or take-over bid, or share or asset purchase, or similar transactions, where Subject Securities are used to fund all or a portion of the applicable transaction price.

2.4	Applicable Securities Laws

The Parties acknowledge that the issuance, sale and resale of Subject Securities are subject to Applicable Securities Laws which may impose restrictions on the issuance, sale and resale of the securities acquired by the Shareholder hereunder. In particular, the Parties acknowledge that the transactions contemplated pursuant to this Article 2 may be subject to Applicable Securities Laws regarding “related party transactions”. Notwithstanding anything else in this Agreement, the Parties agree that, if as a result of complying with such securities laws, the time periods provided herein cannot be practicably complied with, such time periods shall be deemed not to apply to the applicable transaction and the Parties shall use commercially reasonable efforts to complete the transactions contemplated and intended to be carried out herein in as expeditious a manner as is practicable in order to comply with such Applicable Securities Laws.

2.5	No Obligation to Subscribe

The Shareholder shall have no obligation to subscribe for any Subject Securities, except for the Subject Securities specified in any Notice of Exercise delivered by the Shareholder to the Corporation.

ARTICLE 3

REPRESENTATIONS, WARRANTIES AND COVENANTS

3.1	Representations and Warranties of the Corporation

The Corporation represents and warrants to the Shareholder that:

(a)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;

(b)

all necessary action has been taken by or on behalf of the Corporation to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Corporation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(c)

neither the entering into nor the delivery of this Agreement by the Corporation nor the performance by the Corporation of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (i) any provisions of the articles or by-laws or other constating documents of the Corporation; (ii) any of the resolutions of the board of directors of the Corporation or the shareholders of the Corporation; (iii) any agreement or other instrument to which the Corporation is a party or by which it is bound; or (iv) any applicable laws.

3.2	Representations and Warranties of the Shareholder

The Shareholder represents and warrants to the Corporation that:

(a)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;

(b)

all necessary action has been taken by or on behalf of it to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(c)

neither the entering into nor the delivery of this Agreement by it nor the performance by it of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (i) any provisions of its articles, by-laws, partnership or trust agreement or other constating documents, as applicable; (ii) any of the resolutions of its board of directors, general partner, trustee or similar body, or its securityholders, partners or beneficiaries, as applicable; (iii) any agreement or other instrument to which it is a party or by which it is bound; or (iv) any applicable laws; and

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(d)	the Shareholder is a beneficial holder of more than 5% of the outstanding Common Shares.

3.3	Covenants of the Shareholder

(a)

The Shareholder covenants to the Corporation that, upon the reasonable request by the Corporation in writing, it shall promptly provide the Corporation with evidence satisfactory to the Corporation, acting reasonably, that the Shareholder beneficially holds more than 5% of the then-outstanding Common Shares.

(b)

If the Shareholder elects to exercise the Pre-emptive Right in connection with an Offering, the Shareholder consents to the Corporation and/or its agents or underwriters disclosing any such details in respect of the Shareholder and/or its participation in such Offering that are required to be disclosed under applicable law (including Applicable Securities Laws) in any materials, disclosure or other offering documents prepared by the Corporation and/or its agents or underwriters in connection with the announcement, marketing or distribution of the Subject Securities pursuant to such Offering.

ARTICLE 4

GENERAL PROVISIONS

4.1	Further Assurances

Each of the Parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement, in each case at such Party’s own cost and expense (except as otherwise explicitly addressed in this Agreement).

4.2	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

4.3	Assignment

This Agreement may not be assigned by either Party without the prior written consent of the other Party, except that:

(a)

this Agreement may be assigned in whole or in part by the Shareholder (upon notice to the Corporation) to any Affiliate of the Shareholder to whom any Common Shares are transferred in compliance with any and all applicable Transfer Restrictions to which the transferring Party is subject. Upon the permitted transferee(s) or assignee(s) executing an instrument in writing agreeing to be bound by this Agreement, the transferee(s) or assignee(s) will be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto and shall be considered the Shareholder for the purposes of this Agreement, provided that if any Person who was a permitted transferee ceases to be an Affiliate of the Shareholder, such Person shall cease to have any rights or obligations under this Agreement; and

(b)

in the event the Common Shares are converted, reclassified, exchanged or otherwise changed pursuant to a reorganization, amalgamation, merger, arrangement or other form of business combination, this Agreement may be assigned in whole by the Corporation (and the Corporation covenants and agrees to use its commercially reasonable efforts to assign this Agreement) to its successor pursuant to, or in connection with, any such transaction.

4.4	Term and Termination

This Agreement will continue in force until the earliest of the following to occur:

(a)	11:59 p.m. (Calgary time) on the date that is 60 months following the date of this Agreement;

(b)	the date on which this Agreement is terminated by the written agreement of the Parties;

(c)	the first date on which the Shareholder ceases to, directly or indirectly, beneficially own, in aggregate, more than 5% of the then-outstanding Common Shares; and

(d)	the date on which the Standstill Agreements are terminated.

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4.5	Notices

All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile or electronic mail transmittal during normal business hours on any Business Day to the address for the Shareholder or the Corporation, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile or electronic mail transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile or electronic mail transmittal (as the case may be) if such delivery or facsimile or electronic mail transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Notices shall be provided:

(a)	if to the Shareholder

[●]

[●]

[●]

Attention:	[●]
Facsimile:	[●]
Email:	[●]

with a copy to (which shall not constitute notice):

[●]

[●]

[●]

Attention:	[●]
Facsimile:	[●]
Email:	[●]

(b)	if to the Corporation:

Cenovus Energy Inc.

4100, 225 – 6 Ave SW

Calgary, Alberta T2P 0M5

Attention:	[Notice Information Redacted.]
E-mail:	[Email Address Redacted.]

with a copy to (which shall not constitute notice):

Bennett Jones LLP

4500 Bankers Hall East

855 – 2nd Street S.W.

Calgary, Alberta T2P 4K7

Attention:	[Notice Information Redacted.]
Facsimile:	[Facsimile Address Redacted.]
E-mail:	[Email Address Redacted.]

4.6	Third Party Beneficiaries

Except in relation to the assignees contemplated in Section 4.3, this Agreement is not intended to confer any rights, remedies, obligations or liabilities upon any Person other than the Parties to this Agreement and their respective successor or permitted assigns.

4.7	Costs

All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party incurring such fee, cost or expense, whether or not the transactions contemplated hereunder are completed.

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4.8	Governing Law and Attornment

The provisions of this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta. Each Party hereby attorns to and accepts the jurisdiction of such courts.

4.9	Waivers

No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.

4.10	Time of Essence

Time is of the essence in respect of this Agreement.

4.11	Entire Agreement

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements among the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof among the Parties, other than as expressly set forth in this Agreement.

4.12	Enurement

This Agreement will be binding upon and enure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns from time to time.

4.13	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

4.14	Facsimile Execution

Execution and delivery of this Agreement may be effected by any Party by facsimile or other electronic transmission of the execution page hereof to the other Parties, and such facsimile or other electronic copy will be legally effective to create a valid and binding agreement between the Parties.

[remainder of page intentionally left blank – signature page follows]

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IN WITNESS WHEREOF the undersigned parties have executed this Pre-Emptive Rights Agreement as of the date first written above.

CENOVUS ENERGY INC.

By:
Name:
Title:

By:
Name:
Title:

[SHAREHOLDER]

By:
Name:
Title:

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SCHEDULE “J”

FORM OF REGISTRATION RIGHTS AGREEMENT

(attached)

D-J-1

CENOVUS ENERGY INC.

- and -

[SHAREHOLDER]

REGISTRATION RIGHTS AGREEMENT

[●], [●]

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REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT is made as of [●], [●]

BETWEEN:

CENOVUS ENERGY INC., a corporation existing under the laws of

Canada (the “Corporation”)

- and -

[●] (the “ Shareholder”)

WHEREAS the Corporation and Husky Energy Inc. (“Husky”) completed on the date hereof an arrangement under section 193 of the Business Corporations Act (Alberta) involving, among others, Husky, the Corporation and the shareholders of Husky (“Arrangement”) pursuant to an arrangement agreement dated October 24, 2020 (the “Arrangement Agreement”);

AND WHEREAS the Arrangement Agreement contemplated, among other things, that the Corporation shall, if requested in writing on or prior to the effective date of the Arrangement (the “Effective Date”) by a beneficial holder holding more than 5% of the outstanding Common Shares (as defined herein) immediately after the consummation of the Arrangement, cause to be executed and delivered a registration rights agreement between the Corporation and such beneficial holder in the form attached to the Arrangement Agreement;

AND WHEREAS the Shareholder has requested that the Corporation enter into this Agreement, and has delivered evidence satisfactory to the Corporation that, on the Effective Date, the Shareholder is a beneficial holder of more than 5% of the outstanding Common Shares immediately after the consummation of the Arrangement and, in reliance thereof, the Corporation has agreed to enter into this Agreement with the Shareholder;

NOW THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties (as defined herein)), the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement:

(a)

“Affiliate” means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) Controls the second Person, or (ii) is Controlled by the second Person, or (iii) is Controlled by another Person that Controls, directly or indirectly, the second Person;

(b)	“Agreement” means this registration rights agreement, as amended, restated or modified from time to time;

(c)

“Applicable Securities Laws” means, collectively, (i) the securities legislation of each of the provinces and territories of Canada, and all rules, regulations, blanket orders, instruments and policies established thereunder or issued by the Canadian Securities Regulatory Authorities, and including the rules and policies of the Toronto Stock Exchange, all as amended from time to time, and (ii) the U.S. Securities Act, the U.S. Exchange Act and all applicable state securities legislation of any state in the United States, in each case with all rules, regulations and orders promulgated thereunder, and including the rules of the New York Stock Exchange, all as amended from time to time; and in all cases as are applicable to the relevant Person at the applicable time;

(d)	“Arrangement” has the meaning ascribed thereto in the recitals;

(e)	“Base Prospectus” shall have the meaning set out in Section 2.1;

(f)	“Blackout Period” means:

(i)

the Corporation’s regular annual and quarterly blackout periods as provided in the Disclosure Policy, which currently begin on the fourteenth day before the proposed release of the year-end or fiscal quarter financial results or budget information and end two full trading days after financial results or budget information are publicly disclosed; and

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(ii)	any other bona fide blackout periods designated by the Committee pursuant to and in conformity with the Disclosure Policy,

provided that, subject to the right of the Corporation in its sole discretion, at any time and from time to time, to modify the allocation of days on a one-for-one basis as between clause (1) and (2) following, by up to an aggregate of five days in respect of each Registration Year, subject always to a maximum of 160 days for all blackout periods in each Registration Year, (1) the aggregate number of days subject to blackout periods under subsection 1.1(f)(i) shall not exceed 75 days during any Registration Year, and (2) the aggregate number of days subject to blackout periods under subsection 1.1(f)(ii) shall not exceed 75 days during any Registration Year;

(g)	“Board of Directors” or “Board” means the board of directors of the Corporation;

(h)

“Business Day” means any day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;

(i)	“Canadian Base Prospectus” shall have the meaning set out in Section 2.1;

(j)	“Canadian Securities Regulatory Authorities” means the securities regulatory authorities in each of the provinces and territories of Canada;

(k)	“Committee” means the Corporation’s disclosure committee established by the Board to oversee the Corporation’s disclosure policy practices, as described in the Disclosure Policy;

(l)

“Common Shares” means the common shares in the capital of the Corporation and includes any shares of the Corporation into which such shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

(m)	“Control” means as follows: a Person (first Person) is considered to Control another Person (second Person) if:

(i)

the first Person beneficially owns, or controls or directs, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors (or the equivalent) of the second Person unless that first person holds the voting securities only to secure an obligation;

(ii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership; or

(iii)	the second Person is a limited partnership and the first Person is the general partner of the limited partnership;

(n)

“Corporation” means Cenovus Energy Inc. and any corporation resulting from the amalgamation, combination or merger of Cenovus Energy Inc. with another corporation or other corporations, any purchaser of all or substantially all of the assets of Cenovus Energy Inc., and any entity into which Cenovus Energy Inc. converts;

(o)	“Corresponding RRA” means an agreement in the form of this Agreement with any Person that constitutes a “Registration Rights Agreement” as defined in the Arrangement Agreement;

(p)	“Demand Holder” shall have the meaning set out in subsection 2.2(a);

(q)	“Demand Registrable Securities” shall have the meaning set out in subsection 2.2(a);

(r)	“Demand Registration” shall have the meaning set out in subsection 2.2(a);

(s)	“Designated Registrable Securities” means Demand Registrable Securities or Piggy Back Registrable Securities, as the case may be;

(t)

“Disclosure Policy” means the Corporation’s Policy on Disclosure, Confidentiality and Employee Trading dated December 1, 2015, as such policy may be amended, supplemented or replaced from time to time;

(u)	“Distribution Period” shall have the meaning set out in subsection 3.1(d);

(v)	“Existing RRA” means that certain Registration Rights Agreement dated as of May 17, 2017 between the Corporation and ConocoPhillips Company, as in effect on the date of the Arrangement Agreement;

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(w)

“Governmental Authority” means any stock exchange or any court, tribunal or judicial or arbitral body or other governmental department, regulatory agency or body, commission, board, bureau, agency, or instrumentality of Canada or the United States, or of any country, state, province, territory, county, municipality, city, town or other political jurisdiction, whether domestic or foreign and whether now or in the future constituted or existing;

(x)

“Holder” means: (i) as of the date hereof, the Shareholder; and (ii) at any time after the date hereof, the Shareholder and any Affiliate to which the Shareholder (or a permitted transferee thereof) has transferred Registrable Securities in compliance with any and all applicable Transfer Restrictions and assigned this Agreement in accordance with Section 5.3;

(y)	“misrepresentation” means (i) an untrue statement of material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading;

(z)

“Non-Base Prospectus” means a Canadian Prospectus on Form 44-101F1 pursuant to National Instrument 44-101 - Short Form Prospectus Distributions, or in the event the Corporation is no longer eligible to use Form 44-101F1, Form 41-101F1 pursuant to National Instrument 41-101 - General Prospectus Requirements and/or a Registration Statement under the U.S. Securities Act on Form F-10 or such successor form or, if the Corporation is no longer eligible to use Form F-10 or such successor form, such other form as the Corporation shall be eligible to use to register the Registrable Securities;

(aa)	“Parties” means, the Corporation, each Holder and their respective successors and permitted assigns hereunder, and “Party” means any one of them;

(bb)

“Person” means any individual, partnership, limited partnership, limited liability partnership, limited or unlimited liability company or corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority or entity, however designated or constituted;

(cc)	“Piggy Back Registrable Securities” shall have the meaning set out in subsection 2.2(f);

(dd)	“Piggy Back Registration” shall have the meaning set out in subsection 2.2(f);

(ee)	“Pre-emptive Right” has the meaning given to it in the Pre-Emptive Rights Agreement;

(ff)	“Pre-Emptive Rights Agreement” means the pre-emptive rights agreement to be entered into between the Shareholder and the Corporation on the date hereof;

(gg)	“Proposed Prospectus Filing Date” means the date on which the Corporation plans, or the Demand Holder requests, as applicable, for such distribution to file a Prospectus Supplement;

(hh)	“Prospectus” means, collectively, a Base Prospectus and a Prospectus Supplement to such Base Prospectus;

(ii)

“Prospectus Supplement” means, as applicable, a prospectus supplement to the Canadian Base Prospectus, a supplement to the prospectus contained in the Registration Statement and/or an amendment to the Registration Statement containing a prospectus supplement, in each case relating to the distribution of Registrable Securities;

(jj)

“Registrable Securities” means: (i) the [●] Common Shares beneficially owned by the Shareholder on the date hereof, including for certainty all Common Shares issued to the Shareholder pursuant to the Arrangement, and which may be held by other Holders upon a transfer of such Common Shares and corresponding assignment of this Agreement to other Holders in accordance with Section 5.3; (ii) any Common Shares that may be acquired by a Holder pursuant to an exercise of Warrants distributed to the Shareholder pursuant to the Arrangement; (iii) any Common Shares that may be acquired by a Holder pursuant to a Pre-emptive Right or any Common Shares that may be acquired by a Holder pursuant to an exercise of Convertible Securities (as defined in the Pre-Emptive Rights Agreement) acquired by a Holder pursuant to a Pre-emptive Right; (iv) any Common Shares or other securities of the Corporation issued as a dividend, distribution, exchange, share split, recapitalization, or other corporate event in respect of such Common Shares or Warrants; and (v) any Warrants, if and only if, such number of Warrants is less than or equal to the number of other Registrable Securities under (i)-(iv) above proposed to be included in the Secondary Registration;

(kk)

“Registration” means the qualification or registration, as applicable, of securities (or the distributions thereof) under Applicable Securities Laws so as to permit the distribution of such securities to the public in any or all of the provinces and territories of Canada and in the United States, in each case subject to the limitations contained herein;

(ll)	“Registration Expenses” means the expenses incurred in connection with the distribution of the Registrable Securities pursuant to this Agreement comprised of:

(i)	all fees, disbursements and expenses payable to not more than one Canadian and one U.S. counsel to the Holders (on an aggregate basis);

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(ii)	all fees, disbursements and expenses of counsel and auditors to the Corporation;

(iii)

all expenses in connection with the preparation, translation, printing and filing of any preliminary prospectus, prospectus, prospectus supplement, registration statement, including the Prospectus, the Prospectus Supplement and the Registration Statement, or any other offering document and any amendments and supplements thereto and the mailing and delivering of copies thereof to any underwriters and dealers;

(iv)	all registration and filing fees of any Canadian Securities Regulatory Authority, of the SEC and of any other Governmental Authority, including FINRA filing fees;

(v)	all transfer agents’, depositaries’ and registrars’ fees;

(vi)	all expenses relating to the preparation of certificates;

(vii)	all fees and expenses of any securities exchange on which the Common Shares are then listed;

(viii)

all fees and expenses of printing and producing any agreements among underwriters, underwriting agreements, “blue sky” or legal investment memoranda, and any selling agreements or other documents in connection with the sale of Registrable Securities;

(ix)

all expenses of the Corporation relating to any analyst or investor presentations and any marketing activities and all travel and lodging expenses of the Corporation in connection with such presentations and marketing activities; and

(x)	any fees and expenses of the underwriters, other than Selling Expenses, customarily paid by issuers or sellers of securities, but shall not include any Selling Expenses;

(mm)	“Registration Statement” shall have the meaning set out in Section 2.1;

(nn)	“Registration Year” means each consecutive 365-day period during the term of this Agreement, with the first Registration Year commencing on the date hereof;

(oo)	“Representatives” means, with respect to any Person, any of such Person’s directors, officers, employees, consultants, advisors, agents or other Person acting on behalf of the first Person;

(pp)	“SEC” means the United States Securities and Exchange Commission;

(qq)	“Secondary Registration” means a Piggy Back Registration or a Demand Registration, as the case may be;

(rr)

“Selling Expenses” means any fees or commissions payable, or discounts granted, to an underwriter, investment banker, manager or agent in connection with the distribution of the Registrable Securities or other Common Shares pursuant to this Agreement and any transfer taxes attributable to a sale of Registrable Securities or other Common Shares pursuant to this Agreement;

(ss)	“Standstill Agreements” means the standstill agreements entered into between the Supporting Husky Shareholders and the Corporation, dated as of October 24, 2020;

(tt)	“Supporting Husky Shareholders” means Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l.;

(uu)

“Transfer Restrictions” means any restrictions or conditions on the transfer of Registrable Securities by a Holder pursuant to any Applicable Securities Laws, any order or requirement of a Governmental Authority, or any agreement between the Holder and the Corporation;

(vv)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and all rules, regulations and orders promulgated thereunder;

(ww)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and all rules, regulations and orders promulgated thereunder;

(xx)	“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia; and

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(yy)

“Warrants” means the share purchase warrants of the Corporation issued on the date hereof pursuant to the Arrangement, each having an exercise price of $6.54 and a five-year term (subject to adjustment in certain circumstances).

1.2	Headings for Reference Only

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3	Construction and Interpretation

The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.

Words importing the singular number only shall include the plural and vice versa (including, for certainty, with respect to the defined terms Holders and Holder). Words importing gender shall include all genders. If a word is defined in this Agreement, a grammatical derivative of that word will have a corresponding meaning. Where the word “including” or “includes” is used in this Agreement it means “including without limitation” or “includes without limitation”, respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.

A reference herein to any statute includes every regulation (and other similar ancillary instrument having the force of law) made pursuant thereto, all amendments to the statute or to any such regulation (or other similar ancillary instrument) in force from time to time, and any statute or regulation (or other similar ancillary instrument) which supplements or supersedes such statute or regulation (or other similar ancillary instrument); and a reference to any section or provision of a statute includes all amendments to such section or provision, as made from time to time, and all sections or provisions which supplement or supersede such section or provision referred to herein.

Where this Agreement states that a Party “will”, “must” or “shall” perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.

The terms “hereof”, “herein”, “hereunder”, “hereto” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, subsections, paragraphs and subparagraphs are to Articles, Sections, subsections, paragraphs and subparagraphs of this Agreement.

For the purposes of this Agreement, the number of “then-outstanding Common Shares” shall be equal to the actual number of outstanding Common Shares at such time.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise noted.

ARTICLE 2

REGISTRATION RIGHTS

2.1	Filing and Maintenance of Base Prospectus

(a)

During the term of this Agreement, the Corporation shall maintain a short form base shelf prospectus (the “Canadian Base Prospectus”) filed with the Canadian Securities Regulatory Authorities and a registration statement on Form F-10 or such successor form or, if the Corporation is no longer eligible to use Form F-10 or such successor form, such other form as the Corporation shall be eligible to use to register the Registrable Securities (the “Registration Statement” and collectively with the Canadian Base Prospectus, the “Base Prospectus”), containing a base shelf prospectus filed with the SEC qualifying the Registrable Securities for distribution under Applicable Securities Laws. The Corporation shall cause the Base Prospectus to contain a plan of distribution consistent with the terms of this Agreement and approved in advance by the Holders acting reasonably.

(b)

In the event that the Base Prospectus is not effective at any time during the term of this Agreement, the rights and obligations contained herein shall apply to a Non-Base Prospectus and all references in this Agreement to Prospectus Supplement shall apply mutatis mutandis to a Non-Base Prospectus.

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2.2	Required Registration

(a)

Subject to the provisions hereof, at any time and from time to time during the term of this Agreement, one or more Holders (each such Holder, a “Demand Holder”) may request the Corporation to file a Prospectus Supplement offering all or part of the Registrable Securities (such offering being hereinafter referred to as a “Demand Registration”). Such a request shall be in writing and shall specify the Proposed Prospectus Filing Date, number of Registrable Securities to be sold (the “Demand Registrable Securities”), the intended method of disposition and the jurisdictions in which the Demand Holders, acting reasonably, request that the Demand Registration be effected and contain the undertaking of the Demand Holders making the request to provide all such information regarding such Demand Holders as may be required in order to permit the Corporation to comply with all Applicable Securities Laws with respect to such Demand Registration. The Holders may not make more than three requests for Demand Registrations in any Registration Year and a request for a Demand Registration by any Demand Holder shall be delivered not more than 21 days and not less than 10 days, prior to the Proposed Prospectus Filing Date for such Demand Registration. The Holders shall not request a Demand Registration to be conducted in a manner that would require the filing of a prospectus, registration statement or other disclosure document in a jurisdiction outside Canada or the United States or subject the Corporation to continuous disclosure obligations under applicable securities laws in any such other jurisdiction. No offering of Registrable Securities under this subsection 2.2(a) shall relieve the Corporation of its obligations to effect Piggy Back Registrations pursuant to subsection 2.2(f).

(b)	Subject to subsection 2.2(c), each Demand Registration shall be for such number of Demand Registrable Securities as requested by the Demand Holders.

(c)

The Corporation shall have the right, by providing written notice to the Demand Holder not less than five days prior to the Proposed Prospectus Filing Date (or, no more than once per Registration Year, if (x) the Demand Holder expects such offering to be conducted as a block trade or bought deal and such expectation is indicated in the applicable Demand Registration request and (y) the Demand Holder may not sell the Common Shares that it intends to sell under the applicable Demand Registration request in the United States pursuant to Rule 144 under the U.S. Securities Act without being subject to the limitations imposed by volume and manner of sale restrictions contained therein on the date of such request, then the Corporation shall have three days after receiving such Demand Registration request to provide notice to the Demand Holder), to offer and sell Common Shares as part of any Demand Registration initiated by the Demand Holders under this Agreement. If the managing underwriter or underwriters advise(s) the Corporation that, in such firm’s good faith view, the number of Demand Registrable Securities and other securities requested to be included in such Demand Registration exceeds the number that can be sold in such offering without being likely to have an adverse effect upon the price, timing or distribution of the offering and sale of the Demand Registrable Securities, then the Corporation shall include in such Demand Registration:

(i)	first, the Demand Registrable Securities to be included in such Demand Registration; and

(ii)

second, the other Common Shares sought to be included by the Corporation or any other stockholder that can be sold without having the adverse effect referred to above, pro rata on the basis of the relative number of such other Common Shares sought to be included by the Corporation and such other Persons.

(d)

Notwithstanding anything to the contrary herein, the Corporation shall have no obligation to file a Prospectus Supplement pursuant to any request under subsection 2.2 (a) during the 90-day period following the date on which the Corporation most recently filed a Prospectus Supplement or Non-Base Prospectus, and any such request shall be invalid and of no force or effect hereunder.

(e)

The Corporation shall be entitled to postpone the filing of a Prospectus Supplement otherwise required to be prepared and filed by it pursuant to this Section 2.2 (but not the preparation of such Prospectus Supplement) or may request that Holders suspend the use of any Prospectus Supplement that has been filed by it pursuant to this Section 2.2 if a Blackout Period is in effect or occurs after a Demand Registration request has been received but before the Demand Registration has been effected. The Corporation will give written notice of its determination, pursuant to this subsection 2.2(d), to postpone the filing of a Prospectus Supplement otherwise required to be prepared and filed by it pursuant to this Section 2.2 or to request that Holders suspend the use of any Prospectus Supplement that has been filed by it pursuant to this Section 2.2, including a general description of the basis for such determination, promptly after the occurrence thereof. If the Corporation exercises its rights under this subsection 2.2(d), it shall, as promptly as practicable following the expiration of the applicable postponement or suspension period, file or update and use its commercially reasonable efforts to cause the effectiveness of the postponed or suspended Prospectus Supplement. If the Corporation, pursuant to this subsection 2.2(d), postpones the filing of a Prospectus Supplement with respect to a Demand Registration and if the Holder within 30 days after receipt of notice from the Corporation advises the Corporation in writing that it has determined to withdraw such request for a Demand Registration, such request for a Demand Registration will be deemed to be withdrawn and such request will be deemed to have not been given for purposes of determining whether the Demand Holders have exercised their rights to a Demand Registration permitted to such Holders pursuant to this Section 2.2.

(f)

A Demand Holder may, at any time prior to the date on which the Corporation enters into a binding underwriting agreement in connection with a Demand Registration, revoke such Demand Holder’s Demand Registration in whole or in part. The

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Demand Holders may revoke a Demand Registration in whole once per Registration Year without being responsible for any Registration Expenses incurred in respect of such Demand Registration. The Demand Holders shall be responsible for all Registration Expenses incurred in connection with each other revocation of a Demand Registration during a Registration Year. Each revoked Demand Registration shall constitute a Demand Registration for purposes of the limitation on the number of Demand Registrations in any Registration Year contained in subsection 2.2(a), in each case unless (i) the Corporation has previously notified the Demand Holder that it intends to register securities in connection with such Demand Registration and in fact completes such registration notwithstanding the revocation by the Demand Holder or (ii) the Corporation and such Demand Holders mutually agree not to proceed with such Demand Registration. Notwithstanding anything in this Agreement to the contrary, a request for a Demand Registration shall not be deemed to be effective if, at any time after it has become effective, such Demand Registration is interfered with by any stop order, cease trade order, injunction or other order or requirement of the SEC or other Governmental Authority for any reason other than a misrepresentation by a Holder relating to such Demand Registration.

(g)

If during the term of this Agreement the Corporation proposes to file a Prospectus Supplement in Canada and/or with the SEC in order to permit the issuance of its Common Shares pursuant to a public offering (a “Corporation-Initiated Registration”) or the sale of its Common Shares pursuant to a demand made under the Existing RRA or any Corresponding RRA (a “Securityholder-Initiated Registration”), in a form and manner that, with appropriate changes, would permit the offering of Registrable Securities under such Prospectus Supplement, the Corporation shall give reasonably prompt written notice of its intention to do so to the Holders and shall use commercially reasonable efforts to include in the proposed distribution such number of Designated Registrable Securities (the “Piggy Back Registrable Securities”) as the Holders shall request (such offering hereinafter referred to as a “Piggy Back Registration”) within five (5) days after the giving of such notice (provided that if the Corporation expects such offering to be conducted as a block trade or bought deal and such expectation is indicated in the applicable notice, then the Holders shall have one (1) Business Day after the giving of notice by the Corporation to provide such request), upon the same terms (including the method of distribution) as such distribution. If the managing underwriter or underwriters advise(s) the Corporation that, in such firm’s good faith view, the number of Piggy Back Registrable Securities and other securities requested to be included in such Piggy Back Registration exceeds the number that can be sold in such offering without being likely to have an adverse effect upon the price, timing or distribution of the offering and sale of the Piggy Back Registrable Securities and other securities, then the Corporation shall include in such Piggy Back Registration:

(i)	first,

(A)	in the case of a Corporation-Initiated Registration, the Common Shares to be included by the Corporation in such Piggy Back Registration; or

(B)	in the case of a Securityholder-Initiated Registration, the Common Shares to be included by the Person making the demand under the Existing RRA or any Corresponding RRA, as applicable;

(ii)

second, in the case of a Corporation-Initiated Registration only, only if and to the extent required pursuant to the Existing RRA, any Common Shares sought to be included pursuant to an exercise of rights under the Existing RRA;

(iii)

third, the Piggy Back Registrable Securities sought to be included, and any other Common Shares sought to be included pursuant to an exercise of rights by any Person under any Corresponding RRA, that can in either case be sold without having the adverse effect referred to above, pro rata on the basis of the relative number of then-outstanding Common Shares beneficially owned by the Holder(s) and such other Persons, as the case may be; and

(iv)

fourth, any other securities sought to be included by any other Person that can be sold without having the adverse effect referred to above, pro rata on the basis of the relative number of such other securities owned by such other Persons.

The Corporation may at any time, at its sole discretion and without the consent of the Holders, withdraw such Prospectus Supplement and abandon the proposed distribution in which the Holders requested to participate. The failure of the Holders to respond within the periods referred to in the immediately preceding sentence shall be deemed to be a waiver of the Holders’ rights under this subsection 2.2(g) with respect to such Piggy Back Registration. The Holders may also waive their rights under this subsection 2.2(g) by giving written notice to the Corporation. No offering of Registrable Securities under this subsection 2.2(g) shall relieve the Corporation of its obligations to effect Demand Registrations pursuant to subsection 2.2(a).

2.3	Selection of Underwriters for Underwritten Demand Registrations

Upon requesting a Demand Registration for an underwritten offering of Registrable Securities, the Demand Holders shall select the investment banker(s) and manager(s) to effect the distribution in connection with such underwritten Demand Registration, it being acknowledged by the

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Holders that the participation of a registrant shall be required in Canada and a registered broker-dealer in the United States in connection with each underwritten Secondary Registration hereunder and it being further acknowledged that the investment banker(s) and/or manager(s) selected by the Demand Holders must be of nationally recognized standing in the United States and/or Canada (as applicable). Notwithstanding the foregoing, the Holders acknowledge that the Corporation shall have the sole right to select the investment banker(s) and manager(s) to effect the distribution in connection with any Piggy Back Registration and shall have no obligation to consult with the Holders with respect to such selection.

2.4	Registration Expenses and Selling Expenses.

(a)	Subject to subsection 2.2(e), the Corporation shall be responsible for all Registration Expenses.

(b)

Each of the Corporation and the Holders shall be responsible for the Selling Expenses on any Demand Registration or Piggy Back Registration in proportion to their respective amounts of Common Shares sold in any such offering.

2.5	Other

(a)	During the term of this Agreement, the Corporation will take all actions necessary to maintain the listing of the Registrable Securities on the Toronto Stock Exchange and the New York Stock Exchange.

(b)

During the term of this Agreement, the Corporation shall provide to the Holders, promptly following the entering into of this Agreement in respect of the current year as of the date hereof and subsequently not later than December 15 of any year, the Corporation’s timetable for scheduled Blackout Periods for the succeeding year, and will promptly advise the Holders in writing if the timetable for such scheduled Blackout Periods changes during the course of the year.

ARTICLE 3

REGISTRATION PROCEDURES

3.1	Procedures

Upon receipt of a request from the Holders pursuant to Section 2.2, the Corporation will, subject to Section 2.2, effect the Secondary Registration as requested. In particular, the Corporation will, in each case as applicable:

(a)

use commercially reasonable efforts to prepare and file, as soon as reasonably practicable, in the English language and, if required, French language, a Prospectus Supplement under and in compliance with Applicable Securities Laws of each Canadian jurisdiction in which the Secondary Registration is to be effected and such other related documents as may be reasonably necessary to be filed in connection with such Prospectus Supplement and take all other steps and proceedings that may be reasonably necessary in order to permit a registered public offering (whether or not underwritten) of the Designated Registrable Securities by the Holders in the applicable Canadian jurisdictions;

(b)

use commercially reasonable efforts to prepare and file, as soon as reasonably practicable, with the SEC a Prospectus Supplement, covering the distribution of the Designated Registrable Securities and such other related documents as may be reasonably necessary to be filed in connection with such Prospectus Supplement and take all other steps and proceedings that may be reasonably necessary in order to permit a registered public offering (whether or not underwritten) of the Designated Registrable Securities by the Holders in the United States;

(c)

use commercially reasonable efforts to prepare and file with the applicable Canadian Securities Regulatory Authorities in the Canadian jurisdictions in which the Secondary Registration is to be effected and with the SEC such amendments and supplements to the Prospectus Supplement, as may be reasonably necessary to comply with the provisions of Applicable Securities Laws with respect to the Registration of Designated Registrable Securities, and take such steps as are reasonably necessary to maintain the effectiveness of the Prospectus and the Registration Statement during the term of this Agreement;

(d)

notify promptly each Holder of Registrable Securities under a Registration Statement or Canadian Base Prospectus and, if requested by such Holder, promptly confirm such advice in writing: (i) when a Registration Statement or Canadian Base Prospectus has become effective and when any post-effective amendment or supplement thereto becomes effective; (ii) of any request by the SEC, any U.S. state securities authority or any Canadian Securities Regulatory Authority for additional information after the Registration Statement or Canadian Base Prospectus has become effective or for any post-effective amendment or supplement to a Registration Statement or Canadian Base Prospectus; (iii) of the issuance by the SEC, any U.S. state securities authority or any Canadian Securities Regulatory Authority of any stop order or cease trade order suspending the effectiveness of a Registration Statement or Canadian Base Prospectus or the initiation of any proceedings for that purpose; (iv) if, between the effective date of a Registration Statement or Canadian Base Prospectus and the closing of any sale of Registrable Securities pursuant to this Agreement covered by such Registration Statement, the representations and warranties of the Corporation contained in any underwriting agreement or similar agreement, if any, relating to the offering cease to be true and correct in all material respects; (v) of the happening of any event or the discovery of any facts

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during the period a Registration Statement or Canadian Base Prospectus is effective as a result of which such Registration Statement or Canadian Base Prospectus or any document incorporated by reference therein contains any misrepresentation; (vi) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (vii) if for any other reason it shall be necessary to amend or supplement the Registration Statement, the Prospectus or the Canadian Base Prospectus in order to comply with Applicable Securities Laws; and (viii) of the filing of any post-effective amendment to the Registration Statement or Canadian Base Prospectus that is not automatically effective upon filing;

(e)

use commercially reasonable efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by the Holders of the Designated Registrable Securities covered by the Prospectus Supplement under such other securities or “blue sky” laws of such jurisdictions as designated by the Holders, acting reasonably, in the request for Demand Registration, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be reasonably necessary to maintain their effectiveness until the time at which the distribution of the Designated Registrable Securities is completed (the “Distribution Period”), (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Distribution Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Designated Registrable Securities for sale in such jurisdictions; provided, however, that the Corporation shall not be required in connection therewith or as a condition thereto to (A) qualify to do business as a foreign corporation or dealer in any jurisdiction where it would not otherwise be required to qualify but for this subsection 3.1(e), (B) subject itself to any taxation in any such jurisdiction, or (C) consent to general service of process in such jurisdiction. The Corporation shall promptly notify the Holders of the receipt by the Corporation of any notification with respect to the suspension of the registration or qualification of any of the Designated Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose;

(f)

unless such documents are publicly available via EDGAR or SEDAR, furnish to the Holders and any underwriter or underwriters of any such distribution, upon their request, such number of copies of the Base Prospectus, any Prospectus Supplement and any amendment and supplement thereto (including any documents incorporated therein by reference) and such other relevant documents as the Holders may reasonably request in order to facilitate the distribution of the Designated Registrable Securities;

(g)

unless such documents are publicly available via EDGAR or SEDAR, furnish to the Holders and any underwriter or underwriters of any such distribution, upon their request, at least one conformed copy of each Registration Statement and each Canadian Base Prospectus and any post-effective amendment to either of them, including financial statements and schedules (including all documents incorporated therein by reference and all exhibits thereto);

(h)

furnish to counsel for the Holders copies of any comment letters relating to the selling Holders received from the SEC or any Canadian Securities Regulatory Authorities or any other request by the SEC or any Canadian Securities Regulatory Authorities for amendments or supplements to the Base Prospectus or any Prospectus Supplement or for additional information relating to the selling Holders, provided that the Corporation shall not be required to provide copies of any non-substantial routine correspondence with the SEC or Canadian Securities Regulatory Authorities that does not specifically relate to the selling Holders or any information the disclosure of which would be restricted by applicable privacy laws or other laws governing the treatment of personal information;

(i)	use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Base Prospectus or any Prospectus Supplement at the earliest possible moment;

(j)

cooperate with the selling Holders to facilitate the timely preparation and delivery of certificates and opinions of counsel necessary to remove any restrictive legends associated with the Registrable Securities to enable such securities to be sold by the selling Holders (whether in a registered or unregistered transaction) as the selling Holders may reasonably request;

(k)	furnish to the Holders and any underwriter or underwriters of any such distribution and such other persons as the Holders may reasonably specify:

(i)

an opinion or opinions of counsel to the Corporation addressed to the Holders and the underwriter or underwriters of such distribution and dated the closing date of the distribution, which opinion(s) shall be in form, scope and substance customary for an offering of the type contemplated by the applicable Secondary Registration, having regard to the form of opinions given by the Corporation’s counsel in prior public offerings by the Corporation, and reasonably satisfactory to the Holders and any underwriters;

(ii)

a customary “comfort letter” addressed to the Holders (subject to the auditors’ receipt of required representation letters from the Holders) and the underwriter or underwriters dated the date of the Prospectus Supplement and the closing date of the distribution signed by the auditors of the Corporation (and, if necessary, any other auditors of any subsidiary of the Corporation or of any business acquired by the Corporation for which financial statements are, or are required to be, included in the Prospectus), in customary form and covering such matters of the type customarily covered by “comfort letters” as the Holder and managing underwriter reasonably requests;

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(iii)

if a Prospectus Supplement is filed in Quebec, opinions of Quebec counsel to the Corporation and the auditors of the Corporation addressed to the Holders and the underwriter or underwriters of such distribution relating to the translation of the Prospectus and compliance with French language laws, such opinions being dated the dates of the preliminary prospectus supplement, the final prospectus supplement and closing; and

(iv)

such corporate certificates as are reasonably requested in connection with such distribution, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the Holders may reasonably request;

(l)

make available to the underwriter or underwriters in connection with any Secondary Registration reasonable access to the senior management of the Corporation for investor and analyst calls and meetings with respect to such Secondary Registrations;

(m)	use commercially reasonable efforts to provide any additional cooperation reasonably requested by the underwriters in the offering, marketing or selling of the Registrable Securities;

(n)

as promptly as practicable after delivery of a notice under Section 3.1(d)(v), use commercially reasonable efforts to prepare a supplement or amendment to the Registration Statement or Prospectus, as applicable, or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities, such Registration Statement or Prospectus will not include a misrepresentation;

(o)	otherwise use its commercially reasonable efforts to comply with all Applicable Securities Laws;

(p)	provide a transfer agent and registrar for such securities no later than the closing date of the offering;

(q)

enter into customary agreements (including an underwriting agreement with the underwriter or underwriters), such agreements to contain such representations and warranties by the Corporation and such other terms and conditions as are customary for such offering (including customary indemnity and contribution provisions), having regard to the form of underwriting agreements entered into by the Corporation in prior public offerings, and take all such other actions as permitted by law as the Holders or the underwriter or underwriters, if any, reasonably request in order to expedite or facilitate the distribution of the Designated Registrable Securities;

(r)

in the event of the issuance of any order or ruling suspending the distribution of securities under the Prospectus from the Canadian Securities Regulatory Authorities or the effectiveness of the Registration Statement from the SEC, or any order suspending or preventing the use of the Prospectus or suspending the Secondary Registration of any of the Designated Registrable Securities or cease trading the distribution in any applicable province or territory of Canada or in the United States, the Corporation will, as expeditiously as possible after actual knowledge by the Corporation thereof, notify the Holders of such event and use its commercially reasonable efforts promptly to obtain the withdrawal of such order or ruling;

(s)

a reasonable time prior to (and again within two Business Days following) the filing of any Registration Statement, any prospectus (including any Prospectus), any Canadian Base Prospectus, any Prospectus Supplement, or any amendment or supplement to any of the foregoing, provide copies of such documents to the Holders and the underwriters (if any), and make such changes in any of the foregoing documents prior to the filing thereof, or in the case of changes received from counsel to the Holders by filing an amendment or supplement thereto, as the Holders, underwriters or their respective counsel reasonably requests, and not file any such document in a form to which any Holder or underwriter (if any) shall not have previously been advised and furnished a copy of or to which counsel for the Holders or the underwriters (if any) shall reasonably object, and not including in any amendment or supplement to such documents any information about the Holders or any change to the plan of distribution of the Registrable Securities that would limit the method of distribution of the Registrable Securities unless counsel for the Holders has been advised in advance and approved such information or change, and make available Representatives of the Corporation to the extent reasonably requested to discuss such documents (and any proposed revisions thereto);

(t)

otherwise comply with all Applicable Securities Laws and make available to its security holders, as soon as reasonably practicable, an earnings statement covering at least twelve months which shall satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder and any other similar Applicable Securities Laws;

(u)

cooperate and assist in any filings required to be made with the U.S. Financial Industry Regulatory Authority, as applicable, and in the performance of any due diligence investigation by any underwriter and its counsel in connection therewith; and

(v)	promptly prepare and file French translations of all documents incorporated by reference into the Base Prospectus.

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3.2	Obligations of the Holders

In connection with any Secondary Registration, the Holders shall:

(a)

provide, in writing, such information with respect to the Holders, including the number of securities of the Corporation held by the Holders, as may be required by the Corporation to comply with Applicable Securities Laws in each jurisdiction in which the Secondary Registration is to be effected;

(b)

if required under Applicable Securities Laws, execute any certificate forming part of a preliminary prospectus, final prospectus, registration statement or similar document to be filed with the applicable Canadian Securities Regulatory Authorities or the SEC;

(c)

as expeditiously as possible following actual knowledge by the Holder thereof, notify the Corporation of the happening of any event during the Distribution Period, as a result of which the Prospectus or the Registration Statement, as in effect, would include a misrepresentation with respect to any information provided by such Holder pursuant to subsection 3.2(a);

(d)	comply with all Applicable Securities Laws with respect to such Secondary Registration;

(e)	provide such information to the Corporation regarding the conduct and process of any Demand Registration that the Corporation may reasonably request; and

(f)

not effect or permit to be effected sales of Designated Registrable Securities held by the applicable Holder pursuant to the Prospectus, or deliver or permit to be delivered the Prospectus in respect of such sale, after notification by the Corporation of any order or ruling suspending the effectiveness of the Prospectus or after notification by the Corporation under subsection 3.1(r), until the Corporation advises the Holders that such suspension has been lifted or that it has filed an amendment to the Prospectus and has provided copies of such amendment to the Holders. The Holders shall, if so directed by the Corporation, deliver to the Corporation (at the Corporation’s expense) all copies, other than permanent file copies, then in the Holders’ possession of the Prospectus covering the Designated Registrable Securities that was in effect at the time of receipt of such notice.

3.3	Covenants Relating To Rule 144

With a view to making available to the Holders the benefits of Rule 144 promulgated under the U.S. Securities Act or any other similar rule or regulation of the SEC that may at any time permit the Holders to sell securities of the Corporation to the public without registration, the Corporation agrees to: (a) make and keep public information available as is necessary to permit sales pursuant to Rule 144 under the U.S. Securities Act; (b) file with the SEC in a timely manner all reports and other documents required of the Corporation under the U.S. Securities Act and the U.S. Exchange Act for so long as the filing of such reports and other documents is required for the applicable provisions of Rule 144 promulgated under the U.S. Securities Act; (c) furnish to each Holder promptly upon request such other information as may be reasonably requested to permit the Holder to sell such securities pursuant to Rule 144 promulgated under the U.S. Securities Act without registration; and (d) upon request of the Holder, cause any restrictive legends associated with any securities to be sold pursuant to Rule 144 promulgated under the U.S. Securities Act to be removed, including by obtaining from counsel for the Corporation a legal opinion authorizing the removal of such legends.

ARTICLE 4

DUE DILIGENCE; INDEMNIFICATION

4.1	Preparation; Reasonable Investigation

In connection with the preparation and filing of a Prospectus Supplement as herein contemplated, the Corporation will give the Holders and the underwriter or underwriters of such distribution and their respective counsel, auditors and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material relating to the Holders furnished to the Corporation in writing, which is required under Applicable Securities Laws or in the reasonable judgment of the parties and/or their respective counsel should be included, and will, subject to the confirmation of the recipients’ obligations as to the confidential treatment of such information, give each of them such reasonable and customary access to the Corporation’s books and records and such reasonable and customary opportunity to discuss the business of the Corporation with its officers and auditors as shall be necessary in the reasonable opinion of the Holders and the underwriter or underwriters and their respective counsel, and to conduct all reasonable and customary due diligence which the Holders and the underwriter or underwriters and their respective counsel may reasonably require in order to conduct a reasonable investigation for purposes of establishing, to the extent permitted by law, a due diligence defense as contemplated by Applicable Securities Laws and in order to enable such underwriters to execute any certificate required to be executed by them in Canada or the United States for inclusion in each such document.

4.2	Indemnification

(a)

The Corporation agrees to indemnify and hold harmless, to the extent permitted by law, the Holders and each Person who participates as an underwriter in the offering or sale of the Designated Registrable Securities, and each of their respective

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directors, officers, employees and agents and each Person who controls any such underwriter or Holder (within the meaning of any Applicable Securities Laws) against all losses, claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable fees and expenses of counsel) arising out of or based upon:

(i)

any information or statement contained in, or any omission of any information or statement in, the Registration Statement, including all documents incorporated therein by reference (other than any information which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1), which at the time and in light of the circumstances under which it was made contains or, in the case of an omission, gives rise to, a misrepresentation, or is alleged to contain or, in the case of an omission, give rise to, a misrepresentation;

(ii)

any information or statement contained in, or any omission of any information or statement in, the Prospectus, any filing made in connection with the Secondary Registration under the securities or other “blue sky” laws or any amendment thereto, including all documents incorporated in any such Prospectus, filing or amendment by reference (other than any information which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1), which at the time and in light of the circumstances in which it was made contains, or, in the case of an omission, gives rise to, a misrepresentation or is alleged to contain, or, in the case of an omission, give rise to, a misrepresentation;

(iii)

any order made or inquiry, investigation or proceedings commenced or threatened by any applicable securities regulatory authority, court or other competent authority based upon any misrepresentation, alleged misrepresentation or any omission giving rise to, or alleged to give rise to, any misrepresentation in the Prospectus or any amendment thereto (other than any such misrepresentation contained in any information which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1) or based upon any failure or alleged failure to comply with Applicable Securities Laws (other than any failure to comply with Applicable Securities Laws by any Holder or the underwriters, as applicable, which is not as a result of a failure or an alleged failure of the Corporation to comply with Applicable Securities Laws); or

(iv)

noncompliance by the Corporation with any Applicable Securities Laws in connection with a Secondary Registration and the distribution effected thereunder, except in the case of any of the foregoing insofar as such noncompliance was caused by the Holders’ or any underwriter’s failure to deliver to a purchaser of Designated Registrable Securities, a copy of the Prospectus or any amendments or supplements thereto or to otherwise comply with Applicable Securities Laws in a manner which is not a result of a failure or an alleged failure of the Corporation to comply with Applicable Securities Laws.

(b)

The Holders agree to indemnify and hold harmless, to the extent permitted by law, the Corporation and each Person who participates as an underwriter in the offering or sale of the Designated Registrable Securities, and each of their respective directors, officers, employees and agents and each Person who controls such underwriters (within the meaning of any Applicable Securities Laws) against all losses, claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable fees and expenses of counsel) arising out of or based upon:

(i)

any information or statement contained in, or any omission of any information or statement in, the Registration Statement, including all documents incorporated therein by reference, which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1, which at the time and in light of the circumstances under which it was made contains or, in the case of an omission, gives rise to, a misrepresentation, or is alleged to contain or, in the case of an omission, give rise to, a misrepresentation;

(ii)

any information or statement contained in, or any omission of any information or statement in, the Prospectus, any filing made in connection with the Registration under the securities or other “blue sky” laws or any amendment thereto, including all documents incorporated in any such Prospectus, filing or amendment by reference, which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1 which at the time and in light of the circumstances in which it was made contains, or, in the case of an omission, gives rise to, a misrepresentation or is alleged to contain, or, in the case of an omission, give rise to, a misrepresentation;

(iii)

any order made or inquiry, investigation or proceedings commenced or threatened by any applicable securities regulatory authority, court or other competent authority based upon (A) any misrepresentation, alleged misrepresentation or any omission giving rise to, or alleged to give rise to, any misrepresentation in the Prospectus or any amendment thereto based upon any information or statement which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1, or (B) any failure or an alleged failure to comply with Applicable Securities Laws by the Holders which is not as a result of a failure or alleged failure of the Corporation to comply with Applicable Securities Laws;

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(iv)	noncompliance by a Holder with any Applicable Securities Laws in connection with a distribution of Registrable Securities; or

(v)

the Holders’ failure to deliver to a purchaser of Designated Registrable Securities, a copy of the Prospectus or any amendments or supplements thereto or to otherwise comply with Applicable Securities Laws in a manner which is not a result of a failure or an alleged failure of the Corporation to comply with Applicable Securities Laws, except in the case of any of the foregoing insofar as such noncompliance was caused by the Corporation or any underwriter’s failure to deliver to a purchaser of Designated Registrable Securities a copy of the Prospectus or any amendments or supplements thereto or to otherwise comply with Applicable Securities Laws.

(c)

Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that any failure to give notice pursuant to this subsection 4.2(c) shall not relieve the indemnifying party of its obligations under this Section 4.2 unless such failure to give notice results in material prejudice against such indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel satisfactory to the indemnified party, acting reasonably. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld, conditioned or delayed). An indemnified party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the indemnified party unless: (i) the indemnifying party fails to assume the defence of such suit on behalf of the indemnified party within a reasonable period of time; (ii) the employment of such counsel has been authorized in writing by the indemnifying party; (iii) the named parties include both the indemnifying party and the indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them; or (iv) the named parties to any such suit or proceeding include both the indemnified party and the indemnifying party and the indemnified party has reasonably concluded that there may be one or more legal defences available to the indemnified party which are different from or in addition to those available to the indemnifying party, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defence of such suit or proceeding on behalf of the indemnified party and shall be liable to pay the reasonable fees and expenses of counsel for the indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all such indemnified parties. No indemnifying party may settle any claims without the express written consent of an indemnified party (such consent not to be unreasonably withheld, conditioned or delayed where such consent does not contain any admission of liability, includes an unconditional release of such indemnified party from any liabilities arising out of such claim and has as its only obligation on the indemnified party the payment of funds for which the indemnifying party has unconditionally agreed to provide indemnity under this Section 4.2).

(d)

The indemnification provided for under this Agreement will survive the expiry of this Agreement and will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive any transfer of securities pursuant thereto. In the event the indemnification is unavailable in whole or in part for any reason under this Section 4.2, the Corporation and the Holders shall contribute to the aggregate of all losses, claims, actions, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the Corporation and the Holders in connection with the event giving rise to liability. No Person that has been determined by a court of competent jurisdiction in a final judgment to have engaged in fraud, willful misconduct, fraudulent misrepresentation or negligence shall be entitled to claim indemnification or contribution pursuant to subsection 4.2(b) or this subsection 4.2(d), as applicable, from any Person who has not also been so determined to have engaged in such fraud, willful misconduct, fraudulent misrepresentation or negligence.

(e)

The Corporation hereby acknowledges and agrees that, with respect to this Section 4.2, each Holder is contracting on its own behalf and as agent for the other indemnified persons referred to in subsection 4.2(a). In this regard, each Holder will act as trustee for such indemnified persons of the covenants of the Corporation under this Section 4.2 with respect to such indemnified persons and accepts these trusts and will hold and enforce those covenants on behalf of such indemnified persons.

(f)

The Holders hereby acknowledge and agree that, with respect to this Section 4.2, the Corporation is contracting on its own behalf and as agent for the other indemnified persons referred to in subsection 4.2(b). In this regard, the Corporation will act as trustee for such indemnified persons of the covenants of the Holders under this Section 4.2 with respect to such indemnified persons and accepts these trusts and will hold and enforce those covenants on behalf of such indemnified persons.

(g)

The indemnification and contribution provided for under this Agreement shall be in addition to any other rights to indemnification or contribution that any indemnified person may have pursuant to applicable law or contract and shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified person.

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ARTICLE 5

LOCK-UP AGREEMENT; THIRD PARTY RIGHTS

5.1	Secondary Registration Lock-Up

(a)

In respect of any offering of securities by Secondary Registration, upon request by the underwriters or dealers (as the case may be) in connection therewith, the Holders and the Corporation each agree to execute customary lock-up agreements, in each case for a period ending no later than 90 days or such shorter term as the underwriters may reasonably request (the “Lock-Up Period”), after the closing of such Secondary Registration, on terms required by the underwriters and consistent with those in public offering underwriting agreements customarily entered into by the Corporation.

(b)

The Corporation shall be entitled to postpone the filing of a Prospectus Supplement otherwise required to be prepared and filed by it pursuant hereto (but not the preparation of such Prospectus Supplement) or may request Holders suspend the use of any Prospectus Supplement that has been filed by it pursuant hereto if a Demand Registration request is received prior to the expiration of any Lock-Up Period as defined in subsection 5.1(a).

5.2	Third Party Rights

The Corporation represents and warrants to the Shareholder that, other than the Existing RRA and any Corresponding RRAs, it has not granted any registration rights to third parties that would conflict with or adversely affect the rights of the Holders as set forth in this Agreement.

ARTICLE 6

GENERAL PROVISIONS

6.1	Further Assurances

Each of the Parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use commercially reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

6.2	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

6.3	Assignment

This Agreement and the rights and obligations of the Parties hereto shall bind and enure to the benefit of each of the Parties hereto, the other Parties indemnified under Section 4.2 and their respective successors and permitted assigns.

Neither Party shall have the right to transfer or assign any of its rights or obligations under this Agreement except that:

(a)

this Agreement may be assigned in whole or in part by the Shareholder (upon notice to the Corporation) to any Affiliate of the Shareholder to whom any Registrable Securities are transferred in compliance with any and all applicable Transfer Restrictions to which the transferring Party is subject. Upon the permitted transferee(s) or assignee(s) executing and delivering to the Corporation an instrument in writing agreeing to be bound by this Agreement, the transferee(s) or assignee(s) will be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto and shall be considered a Holder for the purposes of this Agreement, provided that if any Person who was a permitted transferee ceases to be an Affiliate of the Shareholder, such Person shall cease to have any rights or obligations under this Agreement; and

(b)

in the event the Common Shares are converted, reclassified, exchanged or otherwise changed pursuant to a reorganization, amalgamation, merger, arrangement or other form of business combination, this Agreement may be assigned in whole by the Corporation (and the Corporation covenants and agrees to use its commercially reasonable efforts to assign this Agreement to) to its successor pursuant to, or in connection with, any such transaction.

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6.4	Remedies and Breaches

(a)

Each of the Holders, on the one hand (and for the purposes of this Section 6.4 collectively considered to be a “Party”), and the Corporation, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto may occur in the event any of the provisions of this Agreement are not performed in accordance with its specific terms or is otherwise breached and that such injury may not be adequately compensable in damages. It is accordingly agreed that each of the Holders, on the one hand, and the Corporation, on the other hand, shall, in addition to any other remedy to which they may be entitled at law or in equity, each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other Party hereto will not take any action, directly or indirectly, in opposition to the Party seeking relief on the grounds that any other remedy or relief is available at law or in equity. The prevailing Party in any such action shall be entitled to recover legal fees and expenses from the non- prevailing Party.

(b)

Each Holder on the one hand, and the Corporation on the other hand, acknowledges that it shall be liable for any breach of this Agreement by any of its Affiliates or any of its or its Affiliates’ Representatives or other Persons acting on their behalf, and that it shall inform its and its Affiliates’ Representatives of the terms of this Agreement and shall cause them to comply with them.

6.5	Term and Termination

This Agreement will continue in force until the earliest of the following to occur:

(a)	11:59 p.m. (Calgary time) on the date that is 60 months following the date of this Agreement;

(b)	the date on which this Agreement is terminated by the written agreement of the Parties;

(c)	the first date on which the Shareholder ceases to, directly or indirectly, beneficially own, in aggregate, more than 5% of the then-outstanding Common Shares; and

(d)	the date on which the Standstill Agreements are terminated.

except that (i) the provisions of Section 4.2 and this Article 6 shall continue in full force and effect notwithstanding any termination of this Agreement, and (ii) termination of this Agreement will not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination and such rights and obligations, including any indemnities and remedies, will continue in full force and effect and survive the termination of this Agreement.

6.6	Notices

All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile or electronic mail transmittal during normal business hours on any Business Day to the address for the Holders or the Corporation, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile or electronic mail transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile or electronic mail transmittal (as the case may be) if such delivery or facsimile or electronic mail transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Notices shall be provided:

(a)	if to the Shareholder:

[●]

[●]

[●]

Attention:           [●]

Facsimile:           [●]

Email:                 [●]

with a copy to (which shall not constitute notice):

[●]

[●]

[●]

D-J-17

Attention:           [●]

Facsimile:          [●]

Email:                [●]

(b)	if to the Corporation:

Cenovus Energy Inc.

4100, 225 – 6 Ave SW

Calgary, Alberta T2P 0M5

Attention:           [Notice Information Redacted.]

E-mail:               [Email Address Redacted.]

with a copy to (which shall not constitute notice):

Bennett Jones LLP

4500 Bankers Hall East

855 – 2nd Street S.W.

Calgary, Alberta T2P 4K7

Attention:           [Notice Information Redacted.]

Facsimile:           [Facsimile Address Redacted.]

E-mail:               [Email Address Redacted.]

6.7	Third Party Beneficiaries

Except in relation to the transferees and assignees contemplated in Section 6.3 and indemnitees in Section 4.2, this Agreement is not intended to confer any rights, remedies, obligations or liabilities upon any Person other than the Parties to this Agreement and their respective successor or permitted assigns.

6.8	Governing Law and Attornment

The provisions of this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta. Each Party hereby attorns to and accepts the jurisdiction of such courts.

6.9	Waivers

No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.

6.10	Time of Essence

Time is of the essence in respect of this Agreement.

6.11	Entire Agreement

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements among the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof among the Parties, other than as expressly set forth in this Agreement.

6.12	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

6.13	Facsimile Execution

Execution and delivery of this Agreement may be effected by any Party by facsimile or other electronic transmission of the execution page hereof to the other Parties, and such facsimile or other electronic copy will be legally effective to create a valid and binding agreement between the Parties.

[remainder of page intentionally left blank – signature page follows]

D-J-18

IN WITNESS WHEREOF the undersigned parties have executed this Registration Rights Agreement as of the date first written above.

CENOVUS ENERGY INC.

By:
Name:
Title:

By:
Name:
Title:

[SHAREHOLDER]

By:
Name:
Title:

Signature Page – Registration Rights Agreement

D-J-19

APPENDIX E

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1	Definitions

Whenever used in this Plan of Arrangement, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

“ABCA” means the Business Corporations Act, RSA 2000, c B-9;

“Applicable Canadian Securities Laws” means, collectively, the securities acts or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX;

“Applicable Laws” means, in any context that refers to one or more Persons or its or their respective businesses, activities, properties, assets, undertakings or securities, the Laws that apply to such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and, for greater certainty, includes Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

“Applicable U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, and all rules, by-laws and regulations governing the New York Stock Exchange;

“Arrangement” means the arrangement, pursuant to section 193 of the ABCA, on the terms set out in this Plan of Arrangement, as supplemented, modified or amended in accordance with this Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated October 24, 2020 between Cenovus and Husky with respect to the Arrangement, as supplemented, modified or amended;

“Arrangement Resolution” means the special resolution in respect of the Arrangement to be considered by the Husky Common Shareholders and the holders of Husky Options at the Husky Meeting, substantially in the form attached to the Arrangement Agreement as Schedule “B”;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under section 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived, to give effect to the Arrangement;

“Business Day” means, with respect to any action to be taken, any day other than a Saturday, Sunday or a statutory holiday in the Province of Alberta;

“CBCA” means the Canada Business Corporations Act, RSC 1985, c C-44;

“Cenovus” means Cenovus Energy Inc., a corporation existing under the CBCA;

“Cenovus Common Shareholders” means the holders of Cenovus Common Shares;

“Cenovus Common Shares” means common shares in the capital of Cenovus;

“Cenovus Meeting” means the special meeting of Cenovus Common Shareholders to be called to permit the Cenovus Common Shareholders to consider the Share Issuance Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Cenovus Preferred Shares” means, collectively, Cenovus Series 1 Preferred Shares, Cenovus Series 2 Preferred Shares, Cenovus Series 3 Preferred Shares, Cenovus Series 4 Preferred Shares, Cenovus Series 5 Preferred Shares, Cenovus Series 6 Preferred Shares, Cenovus Series 7 Preferred Shares and Cenovus Series 8 Preferred Shares;

“Cenovus Replacement Option” means an option to purchase Cenovus Common Shares granted by Cenovus in consideration for the Husky Options on the basis set forth in Section 2.4(d);

“Cenovus Series 1 Preferred Shares” means First Preferred Shares, Series 1, in the capital of Cenovus, to be issued pursuant to this Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 1 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 1 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 2 Preferred Shares instead of Husky Series 2 Preferred Shares;

“Cenovus Series 2 Preferred Shares” means First Preferred Shares, Series 2, in the capital of Cenovus, to be issued pursuant to this Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 2 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 2 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 1 Preferred Shares instead of Husky Series 1 Preferred Shares;

“Cenovus Series 3 Preferred Shares” means First Preferred Shares, Series 3, in the capital of Cenovus, to be issued pursuant to this Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 3 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 3 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 4 Preferred Shares instead of Husky Series 4 Preferred Shares;

“Cenovus Series 4 Preferred Shares” means First Preferred Shares, Series 4, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 3 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 4 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 3 Preferred Shares instead of Husky Series 3 Preferred Shares;

“Cenovus Series 5 Preferred Shares” means First Preferred Shares, Series 5, in the capital of Cenovus, to be issued pursuant to this Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 5 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 5 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 6 Preferred Shares instead of Husky Series 6 Preferred Shares;

“Cenovus Series 6 Preferred Shares” means First Preferred Shares, Series 6, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 5 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 6 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 5 Preferred Shares instead of Husky Series 5 Preferred Shares;

“Cenovus Series 7 Preferred Shares” means First Preferred Shares, Series 7, in the capital of Cenovus, to be issued pursuant to this Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 7 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 7 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 8 Preferred Shares instead of Husky Series 8 Preferred Shares;

“Cenovus Series 8 Preferred Shares” means First Preferred Shares, Series 8, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 7 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 8 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 7 Preferred Shares instead of Husky Series 7 Preferred Shares;

“Cenovus Warrant Indenture” means the warrant indenture to be entered into between such warrant agent determined by Cenovus, acting reasonably, and Cenovus, dated as of the Effective Date, governing the creation and issue of Cenovus Warrants, as further described in the Circular;

“Cenovus Warrants” means common share purchase warrants of Cenovus to be issued by Cenovus to Husky Common Shareholders pursuant to Section 2.4(c)(ii), with each whole common share purchase warrant entitling the holder thereof to acquire one Cenovus Common Share at an exercise price of $6.54 per Cenovus Common Share for a period of 60 months from the Effective Date;

“Cenovus Warrants Portion” means the fraction obtained when (i) the fair market value of 0.0651 of a Cenovus Warrant, is divided by (ii) the fair market value of the Husky Common Shareholders’ Consideration, in each case determined immediately prior to the Effective Time;

“Certificate” means the certificate or other proof of filing to be issued by the Registrar pursuant to section 193(11) or section 193(12) of the ABCA in respect of the Articles of Arrangement;

“Circular” means the joint management information circular of Husky and Cenovus to be sent by Husky to the Husky Common Shareholders, the Husky Preferred Shareholders and the holders of the Husky Options (and any other Persons required by the Interim Order) in connection with the Husky Meeting and to be sent by Cenovus to the Cenovus Common Shareholders (and any other Persons required by the CBCA) in connection with the Cenovus Meeting, together with any amendments thereto or supplements thereof;

“Court” means the Court of Queen’s Bench of Alberta;

“Depositary” means Computershare Trust Company of Canada;

“Dissenting Shareholder” means any registered Husky Common Shareholder or, if the Preferred Share Condition is satisfied prior to the Effective Time, any registered Husky Preferred Shareholder, as applicable, who has duly and validly exercised its Dissent Rights with respect to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, pursuant to Article 3 and the Interim Order, and has not withdrawn or been deemed to have been withdrawn such exercise of Dissent Rights;

“Dissent Rights” means the rights of dissent of Dissenting Shareholders in respect of the Arrangement described in Section 3.1;

“Effective Date” means the date the Arrangement becomes effective in accordance with the ABCA;

“Effective Time” means the time on the Effective Date when the Arrangement becomes effective in accordance with the ABCA;

“Encumbrance” means, any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Final Order” means the order of the Court approving the Arrangement pursuant to section 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Governmental Authority” means any: (i) domestic or foreign federal, territorial, provincial, state, regional, municipal or local governmental, regulatory or administrative authority, department, court, agency, commission, board or tribunal, arbitral body, bureau, ministry, agency or instrumentality or official, including any political subdivision thereof; (ii) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iii) any stock exchange;

“Husky” means Husky Energy Inc., a corporation existing under the ABCA;

“Husky Common Shareholders” means the holders of Husky Common Shares;

“Husky Common Shareholders’ Consideration” means, per Husky Common Share outstanding immediately prior to the Effective Time: (i) 0.7845 of a Cenovus Common Share; and (ii) 0.0651 of a Cenovus Warrant;

“Husky Common Shares” means common shares in the capital of Husky;

“Husky Meeting” means the special meeting of Husky Common Shareholders, Husky Preferred Shareholders and holders of Husky Options to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit the Husky Common Shareholders and the holders of Husky Options to consider the Arrangement Resolution and to permit the Husky Preferred Shareholders to consider the Preferred Shareholder Resolution, and related matters, and any adjournment(s) or postponement(s) thereof;

“Husky Option Plan” means the incentive stock option plan of Husky providing for the grant of Husky Options to officers or employees of Husky and its subsidiaries dated effective November 16, 2018;

“Husky Options” means the stock options of Husky granted under the Husky Option Plan and outstanding immediately prior to the Effective Time entitling the holders thereof to acquire Husky Common Shares upon payment of an exercise price or surrender the stock options for a cash payment in accordance with the provisions of the Husky Option Plan;

“Husky Preferred Shareholders” means the holders of issued and outstanding Husky Preferred Shares;

“Husky Preferred Shareholders’ Approval” has the meaning ascribed thereto in the Arrangement Agreement;

“Husky Preferred Shares” means, collectively, Husky Series 1 Preferred Shares, Husky Series 2 Preferred Shares, Husky Series 3 Preferred Shares, Husky Series 4 Preferred Shares, Husky Series 5 Preferred Shares, Husky Series 6 Preferred Shares, Husky Series 7 Preferred Shares and Husky Series 8 Preferred Shares;

“Husky Series 1 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 1, in the capital of Husky;

“Husky Series 2 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 2, in the capital of Husky;

“Husky Series 3 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 3, in the capital of Husky;

“Husky Series 4 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 4, in the capital of Husky;

“Husky Series 5 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 5, in the capital of Husky;

“Husky Series 6 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 6, in the capital of Husky;

“Husky Series 7 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 7, in the capital of Husky;

“Husky Series 8 Preferred Shares” means Cumulative Redeemable Preferred Shares, Series 8, in the capital of Husky;

“Interim Order” means the interim order of the Court concerning the Arrangement under section 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Husky Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“In the Money Amount” has the meaning ascribed thereto in Section 2.4(d);

“Laws” means all laws (including, for greater certainty, common law), statutes, regulations, bylaws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, judgment, decision, ruling, award, authority or license of any Governmental Authority or self-regulatory authority;

“Letter of Transmittal” means the letter of transmittal to be sent to Husky Common Shareholders or Husky Preferred Shareholders, as applicable, for use in connection with the Arrangement, in the form accompanying the Circular;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement, as supplemented, modified or amended in accordance with the terms of the Arrangement Agreement or the terms hereof, and “hereby”, “hereof”, “herein”, “hereunder”, “herewith” and similar terms refer to this plan of arrangement and not to any particular provision of this plan of arrangement;

“Preferred Share Condition” means: (i) the Husky Preferred Shareholders have approved the Preferred Shareholder Resolution by the Husky Preferred Shareholders’ Approval at the Husky Meeting; and (ii) unless otherwise determined by Cenovus in its sole discretion, holders of not more than 10% of the Husky Preferred Shares have validly exercised, and not withdrawn, Dissent Rights;

“Preferred Shareholder Resolution” means the special resolution in respect of the Arrangement to be considered by the Husky Preferred Shareholders at the Husky Meeting, substantially in the form attached to the Arrangement Agreement as Schedule “C”;

“Registrar” means the Registrar of Corporations for the Province of Alberta appointed under section 263 of the ABCA;

“Share Issuance Resolution” means the ordinary resolution to be considered by the Cenovus Common Shareholders at the Cenovus Meeting, substantially in the form attached to the Arrangement Agreement as Schedule “D”;

“Tax Act” means the Income Tax Act, RSC 1985, c 1 (5th Supp); and

“TSX” means the Toronto Stock Exchange.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders. Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including (or includes) without limitation”.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.

1.5	Currency

Unless otherwise indicated, all sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.6	References to Legislation

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, shall become effective at, and be binding as and from, the Effective Time, on: (a) Husky; (b) Cenovus; (c) all holders of Husky Options; (d) all registered and beneficial holders of Husky Common Shares and, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares, including in either case Dissenting Shareholders; (e) the Depositary; and (f) all other Persons, without any further act or formality required on the part of any Person except as expressly provided herein.

2.3	Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided herein. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the steps, events or transactions set out in Section 2.4 have become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to section 193(11) of the ABCA, the Arrangement shall become effective commencing at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to section 193(10) of the ABCA.

2.4	The Arrangement

Commencing at the Effective Time, each of the steps, events or transactions set out below shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in two minute intervals in the following order (or in such other manner, order or times as the parties to the Arrangement Agreement may agree in writing) without any further act or formality, except as otherwise provided herein:

Dissenting Shareholders

(a)

the Husky Common Shares held by Dissenting Shareholders and, if the Preferred Share Condition is satisfied prior to the Effective Time, the Husky Preferred Shares held by Dissenting Shareholders, shall be deemed to have been transferred to, and acquired by, Cenovus (free and clear of any Encumbrances), and:

(i)

such Dissenting Shareholders shall cease to be the holders of the Husky Common Shares or Husky Preferred Shares, as applicable, so transferred and to have any rights as Husky Common Shareholders or Husky Preferred Shareholders, as applicable, other than the right to be paid fair value for such Husky Common Shares or Husky Preferred Shares, as applicable, as set out in Section 3.1;

(ii)

such Dissenting Shareholders’ names shall be removed from the applicable register or registers of holders of Husky Common Shares or Husky Preferred Shares, as applicable, maintained by or on behalf of Husky as it relates to the Husky Common Shares or the Husky Preferred Shares, as applicable, so transferred; and

(iii)

Cenovus shall become the transferee (free and clear of all Encumbrances) of the Husky Common Shares or the Husky Preferred Shares, as applicable, so transferred and shall be added to the applicable register or registers of Husky Common Shares or Husky Preferred Shares, as applicable, maintained by or on behalf of Husky;

Acquisition of Husky Preferred Shares by Cenovus

(b)

provided that the Preferred Share Condition is satisfied prior to the Effective Time, each outstanding Husky Series 1 Preferred Share, Husky Series 2 Preferred Share, Husky Series 3 Preferred Share, Husky Series 5 Preferred Share and Husky Series 7 Preferred Share

held by a Husky Preferred Shareholder (in each case other than those held by Dissenting Shareholders and Cenovus) shall be, and shall be deemed to be, simultaneously transferred to, and acquired by, Cenovus (free and clear of any Encumbrances) in sole consideration for the issuance by Cenovus to the Husky Preferred Shareholder of:

(i)	one Cenovus Series 1 Preferred Share for each one Husky Series 1 Preferred Share so transferred;

(ii)	one Cenovus Series 2 Preferred Share for each one Husky Series 2 Preferred Share so transferred;

(iii)	one Cenovus Series 3 Preferred Share for each one Husky Series 3 Preferred Share so transferred;

(iv)	one Cenovus Series 5 Preferred Share for each one Husky Series 5 Preferred Share so transferred; and

(v)	one Cenovus Series 7 Preferred Share for each one Husky Series 7 Preferred Share so transferred,

and all of such Cenovus Preferred Shares shall be deemed to be duly authorized, validly issued and fully paid and non-assessable, and an amount equal to the lesser of (i) the “paid up capital”, within the meaning of the Tax Act, of the applicable series of Husky Preferred Shares so acquired pursuant to this Section 2.4(b), and (ii) the fair market value of the applicable series of Husky Preferred Shares so acquired pursuant to this Section 2.4(b), shall be added to the stated capital account maintained by Cenovus for each applicable series of Cenovus Preferred Shares;

Acquisition of Husky Common Shares by Cenovus

(c)	each Husky Common Shareholder (other than a Dissenting Shareholder and Cenovus) shall simultaneously transfer, and shall be deemed to have transferred, to Cenovus (free and clear of any Encumbrances):

(i)

that number of Husky Common Shares equal to the number of Husky Common Shares held by such Husky Common Shareholder immediately prior to the Effective Time, less the number of Husky Common Shares transferred to Cenovus pursuant to Section 2.4(c)(ii), in sole consideration for that number of Cenovus Common Shares obtained by multiplying the number of Husky Common Shares held by such Husky Common Shareholder immediately prior to the Effective Time, by 0.7845, and all of such Cenovus Common Shares shall be deemed to be duly authorized, validly issued and fully paid and non-assessable, and an amount equal to the lesser of (A) the “paid up capital”, within the meaning of the Tax Act, of the Husky Common Shares so acquired pursuant to this Section 2.4(c)(i), and (B) the fair market value of the Husky Common Shares so acquired pursuant to this Section 2.4(c)(i), shall be added to the stated capital account maintained by Cenovus for the Cenovus Common Shares; and

(ii)

that number of Husky Common Shares obtained by multiplying the number of Husky Common Shares held by such Husky Common Shareholder immediately prior to the Effective Time, by the Cenovus Warrants Portion, in sole consideration for that number of Cenovus Warrants obtained by multiplying the number of Husky Common Shares held by such Husky Common Shareholder immediately prior to the Effective Time, by 0.0651; and

Exchange of Husky Options for Cenovus Replacement Options

(d)

each Husky Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred to Cenovus and, as sole consideration therefor, Cenovus will grant a Cenovus Replacement Option: (A) to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of such Husky Option immediately prior to the Effective Time, multiplied by 0.7845, and (B) with an exercise price per Cenovus Common Share equal to the exercise price per share of such Husky Option immediately prior to the Effective Time divided by 0.7845 and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a holder of Cenovus Replacement Options being entitled to acquire a fraction of a Cenovus Common Share, then the number of Cenovus Common Shares subject to such Cenovus Replacement Options shall be rounded down to the next lower whole number of Cenovus Common Shares), and all Husky Options shall concurrently be cancelled and terminated, and:

(i)	for greater certainty, a holder of Husky Options will receive no consideration for the exchange of such Husky Options other than the Cenovus Replacement Options;

(ii)

all other terms and conditions of a Cenovus Replacement Option, including the term to expiry, vesting conditions and conditions to exercise, shall be the same as the Husky Option for which it was exchanged;

(iii)

any document, certificate or option agreement previously evidencing one or more Husky Options shall thereafter evidence and be deemed to evidence such Cenovus Replacement Options and no certificate evidencing one or more Cenovus Replacement Options shall be issued;

(iv)

such holder of Husky Options shall cease to be a holder of the Husky Options so transferred and to have any rights as a holder of Husky Options other than the right to receive the number of Cenovus Replacement Options issuable to such holder on the basis set forth in this Section 2.4(d); and

(v)	such holder’s name shall be removed from the register or account of holders of Husky Options maintained by or on behalf of Husky as it relates to the Husky Options so transferred.

Notwithstanding the foregoing, if it is determined in good faith that: (A) the excess of the aggregate of the fair market value of the Cenovus Common Shares subject to a Cenovus Replacement Option, determined immediately after the effective time of this Section 2.4(d), over the aggregate option exercise price for such Cenovus Common Shares pursuant to such Cenovus Replacement Option (such excess referred to as the “In the Money Amount” of the Cenovus Replacement Option) would otherwise exceed (B) the excess of the aggregate fair market value of the Husky Common Shares subject to the Husky Option in exchange for which the Cenovus Replacement Option was granted, determined immediately prior to the effective time of this Section 2.4(d), over the aggregate option exercise price for the Husky Common Shares pursuant to such Husky Option (such excess referred to as the “In the Money Amount” of the Husky Option), the previous provisions shall be modified so that the In the Money Amount of the Cenovus Replacement Option does not exceed the In the Money Amount of the Husky Option in accordance with subsection 7(1.4) of the Tax Act, but only to the extent necessary and in a manner that does not otherwise (except to the extent necessary to comply with subsection 7(1.4) of the Tax Act) adversely affect the holder of the Cenovus Replacement Option.

2.5	Transfer of Securities

With respect to each Husky Common Shareholder and each Husky Preferred Shareholder, in each case other than Dissenting Shareholders, immediately before the Effective Time, upon the exchange of Husky Common Shares for Cenovus Common Shares and Cenovus Warrants and the exchange of Husky Preferred Shares for Cenovus Preferred Shares pursuant to Section 2.4(c) and Section 2.4(b), respectively:

(a)

such Husky Common Shareholder shall cease to a holder of the Husky Common Shares so transferred and to have any rights as a Husky Common Shareholder other than the right to receive the number of Cenovus Common Shares and Cenovus Warrants issuable to such holder on the basis set forth in Section 2.4(c);

(b)

such Husky Preferred Shareholder shall cease to be a holder of the Husky Preferred Shares so transferred and to have any rights as a Husky Preferred Shareholder other than the right to receive the number of Cenovus Preferred Shares issuable to such holder on the basis set forth in Section 2.4(b);

(c)

such holder’s name shall be removed from the applicable register or registers of holders of Husky Common Shares or Husky Preferred Shares, as applicable, maintained by or on behalf of Husky as it relates to the Husky Common Shares or the Husky Preferred Shares, as applicable, so transferred;

(d)

Cenovus shall become the transferee (free and clear of all Encumbrances) of the Husky Common Shares or the Husky Preferred Shares, as applicable, so transferred and shall be added to the register or registers of holders of Husky Common Shares or Husky Preferred Shares, as applicable, maintained by or on behalf of Husky; and

(e)

Cenovus shall cause to be issued and delivered the consideration issuable and deliverable to such Husky Common Shareholder or Husky Preferred Shareholder, as applicable, and, in particular, Cenovus shall allot and issue to:

(i)

such Husky Common Shareholder the number of Cenovus Common Shares and Cenovus Warrants issuable to such holder on the basis set forth in Section 2.4(c), and such Husky Common Shareholder’s name shall be added to the applicable register or registers of holders of Cenovus Common Shares and Cenovus Warrants maintained by or on behalf of Cenovus in respect of such issued Cenovus Common Shares and Cenovus Warrants; and

(ii)

such Husky Preferred Shareholder the number of Cenovus Preferred Shares issuable to such holder on the basis set forth in Section 2.4(b), and such Husky Preferred Shareholder’s name shall be added to the register or registers of holders of Cenovus Preferred Shares maintained by or on behalf of Cenovus in respect of such issued Cenovus Preferred Shares.

2.6	No Fractional Securities

No fractional Cenovus Common Shares, Cenovus Warrants or Cenovus Preferred Shares shall be issued under the Arrangement. In lieu of any fractional Cenovus Common Shares, Cenovus Warrants or Cenovus Preferred Shares, a Husky Common Shareholder or a Husky Preferred Shareholder, as applicable, otherwise entitled to a fractional interest in a Cenovus Common Share, Cenovus Warrant or Cenovus Preferred Share, as applicable, shall receive the next lower whole number of Cenovus Common Shares, Cenovus Warrants or Cenovus Preferred Shares, as applicable. In calculating fractional interests, all Husky Common Shares or Husky Preferred Shares, as applicable, registered in the name of or beneficially held by such Husky Common Shareholder or Husky Preferred Shareholder, as applicable, or its nominee(s), shall be aggregated.

2.7	Adjustment to Consideration

The Husky Common Shareholders’ Consideration shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Cenovus Common Shares or Husky Common Shares, other than stock dividends paid in lieu of ordinary course dividends), consolidation, reclassification, reorganization, recapitalization or other like change with respect to Cenovus Common Shares or Husky Common Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.

2.8	U.S. Securities Act Exemption

Notwithstanding any provision herein to the contrary, Husky and Cenovus agree that this Plan of Arrangement will be carried out with the intention that all the Persons to whom the Cenovus Common Shares, Cenovus Warrants, Cenovus Replacement Options and Cenovus Preferred Shares are issued on completion of this Plan of Arrangement will be issued by Cenovus in reliance on the exemption from the registration requirements of the United States Securities Act of 1933, as amended, as provided by section 3(a)(10) thereof and pursuant to exemptions from registration under any applicable state securities laws.

ARTICLE 3

RIGHTS OF DISSENT

3.1	Rights of Dissent

Registered Husky Common Shareholders and registered Husky Preferred Shareholders, respectively, may exercise Dissent Rights with respect to the Husky Common Shares or the Husky Preferred Shares, as applicable, held by such holders in connection with the Arrangement pursuant to and in the manner set forth in section 191 of the ABCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding section 191(5) of the ABCA, the written objection to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, referred to in section 191(5) of the ABCA must be received by Husky not later than 5:00 p.m. (Calgary time) five Business Days immediately preceding the date of the Husky Meeting. Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Husky Common Shares and the Husky Preferred Shares, as applicable, held by them and in respect of which Dissent Rights have been validly exercised to Cenovus (free and clear of all Encumbrances) for cancellation without any further act or formality at the effective time of Section 2.4(a) notwithstanding the provisions of section 191 of the ABCA, and if they:

(a)

ultimately are entitled to be paid fair value for such Husky Common Shares or Husky Preferred Shares, as applicable, they: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.4(a)); (ii) shall be paid by Cenovus the fair value of such Husky Common Shares or Husky Preferred Shares, as applicable, which fair value shall be determined as of the close of business, in respect of the Husky Common Shares, on the last Business Day before the Arrangement Resolution was adopted and, in respect of the Husky Preferred Shares, on the last Business Day before the Preferred Shareholder Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Husky Common Shares or Husky Preferred Shares, as applicable; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Husky Common Shares or Husky Preferred Shares, as applicable, they shall be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a non-dissenting holder of Husky Common Shares or Husky Preferred Shares, as applicable, notwithstanding the provisions of section 191 of the ABCA, and such holder shall receive Cenovus Common Shares and Cenovus Warrants for such holder’s Husky Common Shares or Cenovus Preferred Shares for such holder’s Husky Preferred Shares, as applicable, on the basis set forth in Section 2.4(c) or Section 2.4(b), as applicable.

3.2	Recognition of Dissenting Shareholders

(a)

In no circumstances shall Husky, Cenovus or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Husky Common Shares or Husky Preferred Shares, as applicable, in respect of which such rights are sought to be exercised.

(b)

For greater certainty, in no case shall Husky, Cenovus or any other Person be required to recognize Dissenting Shareholders as holders of Husky Common Shares or Husky Preferred Shares, as applicable, in respect of which Dissent Rights have been validly exercised after the effective time of Section 2.4(a). In addition to any other restrictions in section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Husky Options; (ii) Husky Common Shareholders who have voted in favour of the Arrangement Resolution; or (iii) Husky Preferred Shareholders who have voted in favour of the Preferred Shareholder Resolution. A Person may only exercise Dissent Rights in respect of all, and not less than all, of such Person’s Husky Common Shares or Husky Preferred Shares, respectively.

(c)

Notwithstanding anything to the contrary in this Plan of Arrangement, if the Preferred Share Condition is not satisfied prior to the Effective Time, the right to dissent provided for in this Article 3 shall cease to apply to Husky Preferred Shareholders and any written objection to the Preferred Shareholder Resolution sent by a Husky Preferred Shareholder shall be null and void.

ARTICLE 4

CERTIFICATES AND DELIVERY OF CONSIDERATION

4.1	Delivery of Consideration

(a)	Cenovus shall, on the Effective Date, prior to the sending of the Articles of Arrangement to the Registrar, deposit, or cause to be deposited, in escrow with the Depositary:

(i)

for the benefit of and to be held on behalf of the Husky Common Shareholders entitled to receive Cenovus Common Shares and Cenovus Warrants pursuant to Section 2.4(c), certificates representing, or other evidence regarding the issuance of, the Cenovus Common Shares and the Cenovus Warrants that such Husky Common Shareholders are entitled to receive under the Arrangement (calculated without reference to whether any Husky Common Shareholder has exercised Dissent Rights); and

(ii)

if the Preferred Share Condition is satisfied prior to the Effective Time, for the benefit of and to be held on behalf of the Husky Preferred Shareholders entitled to receive Cenovus Preferred Shares pursuant to Section 2.4(b), certificates representing, or other evidence regarding the issuance of, the Cenovus Preferred Shares that such Husky Preferred Shareholders are entitled to receive under the Arrangement (calculated without reference to whether any Husky Preferred Shareholder has exercised Dissent Rights), in each case, which certificates, or other evidence, shall be held by the Depositary as agent and nominee for the Husky Common Shareholders and the Husky Preferred Shareholders, as applicable, in accordance with the provisions of this Article 4.

(b)

Forthwith following the Effective Time, subject to Section 4.1(c), Cenovus shall: (i) cause to be issued to each Husky Common Shareholder the number of Cenovus Common Shares and Cenovus Warrants issuable in respect of the Husky Common Shares required by Section 2.4(c), as adjusted, if applicable, pursuant to Section 2.7; and (ii) if the Preferred Share Condition is satisfied prior to the Effective Time, cause to be issued to each Husky Preferred Shareholder the number of Cenovus Preferred Shares issuable in respect of the Husky Preferred Shares required by Section 2.4(b).

(c)

The Depositary shall deliver the consideration in respect of those Husky Common Shares and, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares that were transferred or deemed to be transferred pursuant to Section 2.4(c) and Section 2.4(b), respectively, which are held on a book-entry basis, less any amounts withheld pursuant to Section 4.4, in accordance with normal industry practice for payments relating to securities held on a book-entry only basis. With respect to those Husky Common Shares and Husky Preferred Shares not held on a book-entry basis, upon surrender to the Depositary for cancellation of a certificate or certificates (as applicable) which, immediately prior to the Effective Time, represented outstanding Husky Common Shares or, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares that were transferred or deemed to be transferred pursuant to Section 2.4(c) or Section 2.4(b), as applicable, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, each Husky Common Shareholder or Husky Preferred Shareholder, as applicable, represented by such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as directed in the Letter of Transmittal, the consideration which such holder has the right to receive under this Plan of Arrangement for such Husky Common Shares or Husky Preferred Shares, as applicable, less any amounts withheld pursuant to Section 4.4, and any certificate(s) so surrendered shall forthwith be cancelled.

(d)

Until surrendered as contemplated by Section 4.1(c), each certificate that immediately prior to the Effective Time represented Husky Common Shares or, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the consideration to which holders of such Husky Common Shares or Husky Preferred Shares, as applicable, are entitled under the Arrangement, less any amounts withheld pursuant to Section 4.4, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Husky Common Shares or the Husky Preferred Shares, as applicable, represented by such certificate.

(e)

Subject to any Applicable Laws relating to unclaimed personal property, any certificate formerly representing Husky Common Shares or, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares, as applicable, that is not deposited, together with all other documents required hereunder, on or before the last Business Day before the third anniversary of the Effective Date, and any right or claim by or interest of any kind or nature, including the right of a former Husky Common Shareholder or, if the Preferred Share Condition is satisfied prior to the Effective Time, former Husky Preferred Shareholder to receive certificates representing Cenovus Common Shares and Cenovus Warrants (in the case of former Husky Common Shareholders) or Cenovus Preferred Shares (in the case of former Husky Preferred Shareholders) to which such holder is entitled pursuant to the Arrangement, shall terminate and be deemed to be surrendered and forfeited to Cenovus for no consideration, together with all entitlements to dividends, distributions and interest thereon. In such case, such Cenovus Common Shares, Cenovus Warrants and Cenovus Preferred Shares shall be returned to Cenovus for cancellation.

(f)

No holder of Husky Options, Husky Common Shareholder or, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shareholder shall be entitled to receive any consideration with respect to the Husky Options, Husky Common Shares or Husky Preferred Shares, as applicable, other than the consideration to which the holder is entitled to receive under the Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividend, premium or other payment in connection therewith.

4.2	Lost Certificates

If any certificate which immediately prior to the Effective Time represented an interest in one or more outstanding Husky Common Shares or Husky Preferred Shares that were transferred pursuant to Section 2.4 has been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by Cenovus and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement, deliverable in accordance with such holder’s Letter of Transmittal. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Cenovus, Husky and their respective transfer agents in such form as is satisfactory to Cenovus, Husky and their respective transfer agents, or shall otherwise indemnify Cenovus, Husky and their respective transfer agents, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Cenovus Common Shares or Cenovus Preferred Shares, as applicable, with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Husky Common Shares or Husky Preferred Shares, as applicable, unless and until the holder of such certificate shall have complied with the provisions of Section 4.1 or Section 4.2. Subject to Applicable Law and to Section 4.4, at the time of such compliance, a Husky Common Shareholder or Husky Preferred Shareholder, as applicable, entitled to receive Cenovus Common Shares or Cenovus Preferred Shares, as applicable, shall receive, in addition to the delivery of a certificate representing the Cenovus Common Shares or Cenovus Preferred Shares, as applicable, a cheque for the amount of the dividend or other distribution with a record date after the Effective Time, without interest, theretofore paid with respect to such Cenovus Common Shares or Cenovus Preferred Shares, as applicable.

4.4	Withholdings

Husky, Cenovus and the Depositary shall be entitled to deduct or withhold from any amounts payable to any Husky Common Shareholder, any Husky Preferred Shareholder, any holder of Husky Options or any other Person, pursuant to the Arrangement, such amounts (whether in cash, Cenovus Common Shares, Cenovus Warrants or Cenovus Preferred Shares) as Husky, Cenovus or the Depositary reasonably determines it is required to deduct or withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to the holders of Husky Common Shares, Husky Preferred Shares or Husky Options in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts are timely remitted to the appropriate Governmental Authority. Any of Husky, Cenovus or the Depositary is hereby authorized to sell or otherwise dispose of any share consideration as is necessary to provide sufficient funds to Husky, Cenovus or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of Husky, Cenovus or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and Husky, Cenovus or the Depositary, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

4.5	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.

4.6	Paramountcy

From and after the Effective Time:

(a)

this Plan of Arrangement shall take precedence and priority over any and all rights related to Husky Options, Husky Common Shares and, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares issued or outstanding prior to the Effective Time;

(b)

the rights and obligations of Husky, Cenovus, the Depositary, the holders of Husky Options, the Husky Common Shareholders and, if the Preferred Share Condition is satisfied prior to the Effective Time, the Husky Preferred Shareholders, and any trustee, transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to any Husky Options, Husky Common Shares and, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

4.7	Illegality of Delivery of Cenovus Common Shares and Cenovus Preferred Shares

Notwithstanding the foregoing, if it appears to Cenovus that it would be contrary to Applicable Law to issue Cenovus Common Shares or, if the Preferred Share Condition is satisfied prior to the Effective Time, Cenovus Preferred Shares pursuant to the Arrangement to a Husky Common Shareholder or Husky Preferred Shareholder, as applicable, that is not a resident of Canada or the U.S., the Cenovus Common Shares or the Cenovus Preferred Shares that otherwise would be issued to that Person will be issued to the Depositary for sale by the Depositary or a nominee of the Depositary acceptable to Husky and Cenovus, each acting reasonably, on behalf of that Person. The Cenovus Common Shares or Cenovus Preferred Shares so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary or its nominee shall not be obligated to seek or obtain a minimum price for any of the Cenovus Common Shares or the Cenovus Preferred Shares sold by it. Each such Person will receive a pro rata share of the cash proceeds from the sale of the Cenovus Common Shares or the Cenovus Preferred Shares, as applicable, sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Cenovus Common Shares or the Cenovus Preferred Shares and any amount withheld in respect of taxes) in lieu of the Cenovus Common Shares or the Cenovus Preferred Shares themselves. None of Husky, Cenovus or the Depositary will be liable for any loss arising out of any such sales.

ARTICLE 5

AMENDMENTS

5.1	Amendment of this Plan of Arrangement

(a)

Husky and Cenovus may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) approved by both Husky and Cenovus, each acting reasonably; (iii) filed with the Court and, if made following the Husky Meeting, approved by the Court; and (iv) communicated to the Husky Common Shareholders, the Husky Preferred Shareholders or both, if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Husky or Cenovus at any time prior to or at the Husky Meeting (provided that Husky or Cenovus, as applicable, shall have consented thereto in writing, acting reasonably) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Husky Meeting (other than as may be required by the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Husky Meeting shall be effective only: (i) if it is consented to in writing by each of Husky and Cenovus (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by some or all of the Husky Common Shareholders and the Husky Preferred Shareholders voting in the manner directed by the Court.

(d)

This Plan of Arrangement may be amended, modified or supplemented following the Effective Time unilaterally by Cenovus, provided that it concerns a matter which, in the reasonable opinion of Cenovus, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Husky Options, Husky Common Shares or, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares.

ARTICLE 6

FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the steps, events and transactions set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Cenovus and Husky shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the steps, events and transactions set out in this Plan of Arrangement.

APPENDIX F

INTERIM ORDER

Clerk’s stamp Filed on November 9, 2020
COURT FILE NUMBER	2001-13754
COURT	COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

MATTER	IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, RSA 2000, c B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING HUSKY ENERGY INC., THE SHAREHOLDERS AND OPTIONHOLDERS OF HUSKY ENERGY INC. AND CENOVUS ENERGY INC.

APPLICANT	HUSKY ENERGY INC.

RESPONDENT	NOT APPLICABLE

DOCUMENT	INTERIM ORDER

ADDRESS FOR	Osler, Hoskin & Harcourt LLP
SERVICE AND	2500 TransCanada Tower
CONTACT	450 – 1st Street SW
INFORMATION OF	Calgary, AB T2P 5H1
PARTY FILING
THIS DOCUMENT	Attention: Tristram J. Mallett
Telephone: (403) 260-7041
Facsimile: (403) 260-7024
Email: tmallett@osler.com

DATE ON WHICH ORDER WAS PRONOUNCED:	November 9, 2020

NAME OF JUDGE WHO MADE THIS ORDER:	Justice Barbara E.C. Romaine

LOCATION OF HEARING:	Calgary, Alberta via virtual courtroom

UPON the Originating Application (the “Originating Application”) of Husky Energy Inc. (“Husky” or the “Applicant”);

AND UPON reading the Originating Application, the affidavit of James D. Girgulis, Senior Vice President, General Counsel & Secretary of Husky, sworn November 9, 2020 (the “Affidavit”) and the documents referred to therein;

AND UPON HEARING counsel for the Applicant;

FOR THE PURPOSES OF THIS ORDER:

(a)

the capitalized terms not defined in this Order (the “Order”) shall have the meanings attributed to them in the draft information circular of the Applicant (the “Information Circular”) which is attached as Exhibit “A” to the Affidavit; and

(b)

all references to “Arrangement” used herein mean the arrangement as set forth in the plan of arrangement attached as Appendix E to the Information Circular, and the arrangement agreement (the “Arrangement Agreement”) between Husky and Cenovus Energy Inc. (“Cenovus”) attached as Appendix D to the Information Circular.

IT IS HEREBY ORDERED THAT:

General

1.

The Applicant shall seek approval of the Arrangement as described in the Information Circular by holders (“Husky Common Shareholders”) of common shares (“Husky Common Shares”) in the capital of the Applicant, holders (“Husky Optionholders”) of options to acquire Husky Common Shares (“Husky Options”), and holders (“Husky Preferred Shareholders” and together with Common Shareholders, “Husky Shareholders”) of cumulative redeemable preferred shares, Series 1, Series 2, Series 3, Series 5 and Series 7 (collectively, “Husky Preferred Shares”) in the capital of the Applicant in the manner set forth below.

The Meeting

2.

The Applicant shall call and conduct a special meeting (the “Husky Meeting”) of the Husky Shareholders and Husky Optionholders on or about December 15, 2020, in a virtual-only format that will be conducted via live webcast. At the Husky Meeting: (i) Husky Common Shareholders will consider and vote upon a special resolution to approve the Arrangement; (ii) Husky Common Shareholders and Husky Optionholders will consider and vote upon, together as a single class, a special resolution to approve the Arrangement, substantially in the form attached as Appendix A to the Information Circular (such special resolutions referred to in (i) and (ii) being the “Arrangement Resolution”); and (iii) Husky Preferred Shareholders will consider and vote upon, together as a single class, a special resolution to approve the Arrangement, substantially in the form attached as Appendix B to the Information Circular (the “Preferred Shareholder Resolution”).

3.

The Husky Shareholders will also consider and vote upon such other business as may properly be brought before the Husky Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular.

4.

Notwithstanding any other provision of this Order, Husky shall not submit the Preferred Shareholder Resolution to the Husky Preferred Shareholders at the Husky Meeting if in accordance with section 2.4(a) of the Arrangement Agreement, Cenovus directs Husky to not submit the Preferred Shareholder Resolution to the Husky Preferred Shareholders.

5.	A quorum at the Husky Meeting:

(a)

in respect of the Arrangement Resolution shall be two Husky Common Shareholders present in person, or represented by proxy, at the opening of the Husky Meeting, and holding or representing at least 25% of the Husky Common Shares entitled to be voted at the Husky Meeting; and

(b)

in respect of the Preferred Shareholder Resolution shall be two Husky Preferred Shareholders present in person, or represented by proxy, at the opening of the Husky Meeting, and holding or representing at least 25% of the Husky Preferred Shares entitled to be voted at the Husky Meeting.

6.

If within 30 minutes from the time appointed for the Husky Meeting, a quorum of Husky Common Shareholders is not present, the Husky Meeting shall stand adjourned to a date not less than two (2) and not more than 30 days later, as may be determined by the Chair of the Husky Meeting. No notice of the adjourned meeting shall be required and, if at such adjourned meeting a quorum is not present, the Husky Common Shareholders present at the adjourned meeting in person or represented by proxy shall constitute a quorum for all purposes.

7.

Notwithstanding that a quorum of Husky Preferred Shareholders is not present at the Husky Meeting or any adjournment thereof, the Husky Meeting or adjournment will still proceed in respect of the Arrangement Resolution (if a quorum in respect thereof is present). In such circumstance, the Husky Preferred Shares shall be excluded from the Arrangement.

8.

Each Husky Common Share entitled to be voted at the Husky Meeting will entitle the holder to one vote at the Husky Meeting in respect of the Arrangement Resolution and any other matters to be considered at the Husky Meeting.

9.	Each Husky Option entitled to be voted at the Husky Meeting will entitle the holder to one vote at the Husky Meeting in respect of the Arrangement Resolution.

10.	Each Husky Preferred Share entitled to be voted at the Husky Meeting will entitle the holder to one vote at the Husky Meeting in respect of the Preferred Shareholder Resolution.

11.

The record date for Husky Shareholders and Husky Optionholders entitled to receive notice of and vote at the Husky Meeting shall be November 9, 2020 (the “Record Date”). Only Husky Shareholders and Husky Optionholders whose names have been entered on the register of Husky Common Shareholders, Husky Options or Husky Preferred Shareholders, as applicable, as at the close of business on the Record Date will be entitled to receive notice of and to vote at the Husky Meeting provided that, to the extent a Husky Shareholder transfers the ownership of any Husky Common Shares or Husky Preferred Shares after the Record Date and the transferee of those Husky Common Shares or Husky Preferred Shares produces properly endorsed share certificates or otherwise establishes ownership of such Husky Common Shares or Husky Preferred Shares and demands, not later than 10 days before the Husky Meeting, to be included on the list of Husky Shareholders entitled to vote at the Husky Meeting, such transferee will be entitled to vote those Husky Common Shares or Husky Preferred Shares at the Husky Meeting.

12.

The Husky Meeting shall be called, held and conducted in accordance with the applicable provisions of the ABCA, the articles and by-laws of the Applicant in effect at the relevant time, the Information Circular, the rulings and directions of the Chair of the Husky Meeting, this Order and any further Order of this Court. To the extent that there is any inconsistency or discrepancy between this Order and the ABCA or the articles or by-laws of the Applicant, the terms of this Order shall govern.

13.	Husky may hold a virtual Husky Meeting via webcast that will allow registered Husky Shareholders and Husky Optionholders to participate virtually.

14.

Registered Husky Shareholders, Husky Optionholders and duly appointed proxyholders shall be permitted to attend the Husky Meeting online, where they can participate, vote or submit questions during the Husky Meeting’s live webcast.

15.

Registered Husky Shareholders, Husky Optionholders and duly appointed proxyholders who are entitled to participate in, and vote at, the Husky Meeting and those who are participating by electronic communications medium shall be deemed to be present at the Husky Meeting.

Conduct of the Meeting

16.

The only persons entitled to attend the Husky Meeting shall be Husky Shareholders and Husky Optionholders, or their respective duly appointed proxy holders, the Applicant’s directors and officers and its auditors, the Applicant’s legal counsel, the Applicant’s financial advisors, representatives and legal counsel of other parties to the Arrangement (including Cenovus), and such other persons who may be permitted to attend by the Chair of the Husky Meeting.

17.	The number of votes required to pass the Arrangement Resolution shall be not less than:

(a)	66 2⁄3% of the votes cast by Husky Common Shareholders present in person or represented by proxy at the Husky Meeting; and

(b)	66 2⁄3% of the votes cast by Husky Common Shareholders and Husky Optionholders present in person or represented by proxy at the Husky Meeting, voting together as a single class.

18.

The number of votes required to pass the Preferred Shareholder Resolution shall be not less than 66 2⁄3% of the votes cast by Husky Preferred Shareholders present in person or represented by proxy at the Husky Meeting, voting together as a single class.

19.	To be valid, a proxy must be deposited with Computershare Trust Company of Canada in the manner described in the Information Circular.

20.	The accidental omission to give notice of the Husky Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Husky Meeting.

21.

The Applicant is authorized to adjourn or postpone the Husky Meeting on one or more occasions (whether or not a quorum is present, if applicable) and for such period or periods of time as the Applicant deems advisable, without the necessity of first convening the Husky Meeting or first obtaining any vote of the Husky Shareholders in respect of the adjournment or postponement. Notice of such adjournment or postponement may be given by such method as the Applicant determines is appropriate in the circumstances. If the Husky Meeting is adjourned or postponed in accordance with this Order, the references to the Husky Meeting in this Order shall be deemed to be the Husky Meeting, as adjourned or postposed, as the context allows.

Amendments to the Arrangement

22.

The Applicant and Cenovus are authorized to make such amendments, revisions or supplements to the Arrangement as they may together determine necessary or desirable, provided that such amendments, revisions or supplements are made in accordance with and in the manner contemplated by the Arrangement and the Arrangement Agreement. The Arrangement so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the Husky Meeting and the subject of the Arrangement Resolution and Preferred Shareholder Resolution, without need to return to this Court to amend this Order.

Amendments to Meeting Materials

23.

The Applicant is authorized to make such amendments, revisions or supplements (“Additional Information”) to the Information Circular, form of proxy for use by Husky Common Shareholders (“Husky Common Shareholder Proxy”), form of proxy for use by Husky Optionholders (“Husky Optionholder Proxy”), form of proxy for use by Husky Preferred Shareholders (“Husky Preferred Shareholder Proxy”), notice of the Husky Meeting (“Husky Notice of Meeting”), form of letter of transmittal for Common Shareholders (“Husky Common Shareholder Letter of Transmittal”), form of letter of transmittal for Preferred Shareholders (“Husky Preferred Shareholder Letter of Transmittal”) and notice of Originating Application (“Notice of Originating Application”) as it may determine, and the Applicant may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by the Applicant. Without limiting the generality of the foregoing, if any material change or material fact arises between the date of this Order and the date of the Husky

Meeting, which change or fact, if known prior to mailing of the Information Circular, would have been disclosed in the Information Circular, then:

(a)

the Applicant shall advise the Husky Shareholders and Husky Optionholders of the material change or material fact by disseminating a news release (a “News Release”) in accordance with applicable securities laws and the policies of the TSX; and

(b)

provided that the News Release describes the applicable material change or material fact in reasonable detail, the Applicant shall not be required to deliver an amendment to the Information Circular to the Husky Shareholders or Husky Optionholders or otherwise give notice to the Husky Shareholders or Husky Optionholders of the material change or material fact other than dissemination and filing of the News Release as aforesaid.

Dissent Rights

24.

The registered Husky Common Shareholders and registered Husky Preferred Shareholders (provided that the Husky Preferred Shareholders participate in the Arrangement) are, subject to the provisions of this Order and the Arrangement, accorded the right to dissent under section 191 of the ABCA with respect to the Arrangement Resolution and the Preferred Shareholder Resolution, respectively, and the right to be paid by Cenovus the fair value of the Husky Common Shares or Husky Preferred Shares (provided that the Husky Preferred Shareholders participate in the Arrangement), as applicable, in respect of which such Dissent Right was validly exercised.

25.	In order for a registered Husky Shareholder (a “Dissenting Shareholder”) to exercise such right to dissent under section 191 of the ABCA:

(a)

the Dissenting Shareholder’s written objection to the Arrangement Resolution or Preferred Shareholder Resolution must be received by the Applicant’s counsel, Osler, Hoskin & Harcourt LLP (at the address provided in clause 34 herein), no later than 5:00 p.m. (Calgary time) on December 8, 2020 or the fifth business day immediately preceding the date that any adjournment or postponement of the Husky Meeting is reconvened or held, as the case may be;

(b)	a vote against the Arrangement Resolution, whether in person or by proxy, shall not constitute a written objection to the Arrangement Resolution as required under clause 25(a) herein;

(c)	a vote against the Preferred Shareholder Resolution, whether in person or by proxy, shall not constitute a written objection to the Arrangement Resolution as required under clause 25(a) herein;

(d)

a Dissenting Shareholder shall not have voted his, her or its Husky Common Shares or Husky Preferred Shares, as applicable, at the Husky Meeting, either by proxy or in person, in favour of the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable;

(e)	a Dissenting Shareholder may dissent only with respect to all of the Husky Common Shares or Husky Preferred Shares, as applicable, held by such Dissenting Shareholder; and

(f)	the exercise of such Dissent Right must otherwise comply with the requirements of section 191 of the ABCA, as modified and supplemented by this Order and the Arrangement.

26.

The fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be determined as of the close of business on the last business day before the day on which the Arrangement Resolution is approved by the Husky Common Shareholders and shall be paid to the Dissenting Shareholders by Cenovus as contemplated by the Plan of Arrangement and this Order.

27.	Dissenting Shareholders who validly exercise their Dissent Right, as set out in paragraphs 24 and 25 above, and who:

(i)

are determined to be entitled to be paid the fair value of their Husky Common Shares or Husky Preferred Shares, as applicable, shall be deemed to have transferred such Husky Common Shares or Husky Preferred Shares, as applicable, as of the effective time of the Arrangement (the “Effective Time”), without any further act or formality and free and clear of all liens, claims and encumbrances to Cenovus in exchange for the fair value of the Husky Common Shares or Husky Preferred Shares, as the case may be; or

(ii)

are, for any reason (including, for clarity, any withdrawal by any Dissenting Shareholder of their dissent) determined not to be entitled to be paid the fair value for their Husky Common Shares or Husky Preferred Shares, as applicable, shall be deemed to have participated in the Arrangement on the same basis as a Husky Shareholder that did not exercise Dissent Rights, and such Husky Common Shares or Husky Preferred Shares, as applicable, will be deemed to be exchanged for the consideration under the Arrangement, but in no event shall the Applicant, Cenovus or any other person be required to recognize such Husky Shareholders as holders of Husky Common Shares or Husky Preferred Shares after the Effective Time, and the names of such Husky Shareholders shall be removed from the register of Husky Common Shares or Husky Preferred Shares, as the case may be.

28.

Subject to further order of this Court, the rights available to Husky Shareholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution or the Husky Preferred Shareholder Resolution, as applicable, shall constitute full and sufficient dissent rights for the Husky Shareholders with respect to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable.

29.

Notice to the Husky Shareholders of their right to dissent with respect to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, and to receive, subject to the provisions of the ABCA, this Order and the Arrangement, the fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Husky Shareholders in accordance with paragraph 31 of this Order.

30.

Notwithstanding paragraphs 24 through 29 of this Order, registered Husky Preferred Shareholders who have validly exercised Dissent Rights shall not be entitled to dissent and to be paid the fair value of their Husky Preferred Shares if the Husky Preferred Shareholders do not participate in the Arrangement.

Notice

31.

The Information Circular, substantially in the form attached as Exhibit “A” to the Affidavit, with such amendments thereto as counsel to the Applicant may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), and including the Husky Notice of the Meeting, the Husky Common Shareholder Proxy (in the case of Husky Common Shareholders only), the Husky Optionholder Proxy (in the case of Husky Optionholders only), the Husky Preferred Shareholder Proxy (in the case of Husky Preferred Shareholders only), the Notice of Originating Application and this Order, together with any other communications or documents determined by the Applicant to be necessary or advisable including the Husky Common Shareholder Letter of Transmittal (in the case of Husky Common Shareholders only) and the Husky Preferred Shareholder Letter of Transmittal (in the case of Husky Preferred Shareholders only) (collectively, the “Meeting Materials”), shall be sent to those Husky Shareholders or Husky Optionholders, as applicable, whose names have been entered in the registers of holders of Husky Common Shares, Husky Options, or Husky Preferred Shares, as the case may be, on the close of business on the Record Date, the directors of the Applicant, and the auditors of the Applicant, by one or more of the following methods:

(a)

in the case of registered Husky Shareholders and Husky Optionholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of the Applicant as of the Record Date not later than 21 days prior to the Husky Meeting;

(b)

in the case of non-registered Husky Shareholders, by providing sufficient copies of the Meeting Materials to intermediaries, in accordance with National Instrument 54-101 – Communication With Beneficial Owners of Securities of a Reporting Issuer; and

(c)

in the case of the directors and auditors of the Applicant, by email, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors or firm of auditors, as applicable, not later than 21 days prior to the date of the Husky Meeting; and

32.

Delivery of the Meeting Materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the Husky Shareholders or Husky Optionholders, as applicable, and the directors and auditors of the Applicant of:

(a)	the Originating Application;

(b)	this Order;

(c)	the Notice of the Meeting; and

(d)	the Notice of Originating Application.

Final Application

33.

Subject to further order of this Court, and provided that the Husky Common Shareholders and Husky Optionholders have approved the Arrangement in the manner directed by this Court and the directors of the Applicant have not revoked their approval, the Applicant may proceed with an application for a final Order of the Court approving the Arrangement (the “Final Order”) on December 16, 2020 at 3:00 p.m. (Calgary time) or so soon thereafter as counsel may be heard. Subject to the Final Order and to the issuance of the proof of filing of the Articles of Arrangement with the Registrar under the ABCA, the Applicant, all Husky Shareholders, Husky Optionholders and all other persons affected will be bound by the Arrangement in accordance with its terms.

34.

Any Husky Shareholder, Husky Optionholder or other interested party (each an “Interested Party”) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon the Applicant, on or before 5:00 p.m. (Calgary time) on December 8, 2020, a notice of intention to appear (“Notice of Intention to Appear”) including the Interested Party’s address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Interested Party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of this notice on the Applicant shall be effected by delivery to the address set forth below:

Osler, Hoskin & Harcourt LLP

Suite 2500, TransCanada Tower

450 – 1st Street SW

Calgary, Alberta T2P 5H1

Attention: Tristram J. Mallett

35.

In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 34 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

36.	The Applicant is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

Fiat

37.	Leave is granted to file this Order, the Affidavit and the Originating Application at the counter on the same day.

(signed) “Madam Justice B.E.C. Romaine”
Justice of the Court of Queen’s
Bench of Alberta

APPENDIX G

GOLDMAN SACHS FAIRNESS OPINION

Goldman Sachs Canada Inc. | TD North Tower | 77 King Street West | Suite 3400 | Toronto, ON M5K 1B7

Tel: 416-343-8900 | Fax: 416-343-8824

PERSONAL AND CONFIDENTIAL

October 24, 2020

Board of Directors

Husky Energy Inc.

707 8th Avenue SW

Calgary, Alberta, Canada

T2P 1H5

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding common shares, no par value per share (the “Husky Shares”), of Husky Energy Inc. (the “Company”) of the Aggregate Consideration (as defined below) to be paid to such holders for each Husky Share pursuant to the Arrangement Agreement, dated as of October 24, 2020 (the “Agreement”), by and between the Company and Cenovus Energy Inc. (“Cenovus”). The “Aggregate Consideration” consists of (a) 0.7845 common shares, no par value per share (the “Cenovus Shares”), of Cenovus and (b) 0.0651 Cenovus Warrants (as defined in the Agreement).

Goldman Sachs Canada Inc. and its affiliates (collectively, “Goldman Sachs”) are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Cenovus, any of their respective affiliates and third parties, including ConocoPhillips (“ConocoPhillips”), a significant shareholder of Cenovus, and L.F. Investments S.à r.l.(“LFI”) and Hutchison Whampoa Europe Investments S.à r.l. (“Hutchison” and, together with LFI, the “Husky Significant Shareholders”), each a significant shareholder of the Company, and their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a joint bookrunner with respect to the public offering of the Company’s 4.400% Notes due 2029 (aggregate principal amount US$750,000,000) in March 2019; and as a co-manager with respect to the public offering of the Company’s 3.500% Notes due 2028 (aggregate principal amount C$1,250,000,000) in August 2020. We have also provided certain financial advisory and/or underwriting services to ConocoPhillips and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a dealer with respect to ConocoPhillips’s commercial paper program since December 2010; and as financial adviser to ConocoPhillips with respect to its pending acquisition of Concho Resources Inc. announced in October 2020. We have also provided certain financial advisory and/or underwriting services to CK Hutchison Holdings Limited, the parent of Hutchison (“CKH”), and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a joint bookrunner with respect to the public offering of CKH’s Subordinated Guaranteed Perpetual Capital Securities (aggregate principal amount €500,000,000) in December 2018; as a joint book runner and joint lead manager with respect to the dual-tranche public offering of CKH’s 3.250% Senior Unsecured Notes due April 2024 and 3.625% Senior Unsecured Notes due April 2029 (aggregate principal amount US$1,500,000,000) in April 2019; as financial advisor to Hutchison Telecommunications, a subsidiary of CKH, in connection with the acquisition of the 24% stake in Hutchison Telephone Co Ltd that Hutchison Telecommunications did not already own in May 2019; as financial advisor to A.S. Watson & Company Ltd., a subsidiary of CKH, in connection with the formation of a joint venture to form PARK ‘n SHOP in July 2019; as a joint book runner and joint lead manager with respect to the dual-tranche public offering of CKH’s 2.750% Senior Notes due September 2029 and 3.375% Senior Notes Due September 2049 (aggregate principal amount US$1,250,000,000) in September 2019; as an underwriter with respect to a public offering of 666,786,450 ordinary shares of Hutchison China MediTech Ltd., a subsidiary of CKH (“HCMTL”), in September 2019; as a joint book runner to CK Hutchison Group Telecom Finance S.A., a subsidiary of CKH, with respect to the multi-tranche public offering of (i) 0.375% Series A Notes due October 2023, (ii) 0.75% Series B Notes due April 2026, (iii) 1.125% Series C Notes due October 2028, (iv) 1.5% Series D Notes due October 2031, (v) 2.000% Series E Notes due October 2027, (vi) 2.625% Series F Notes due

Board of Directors

Husky Energy Inc.

October 24, 2020

October 2034 (aggregate principal amount €4,250,000,000 and £800,000,000) in October 2019; and as a book runner with respect to the public offering of 4,733,663 American Depository Shares of HCMTL in January 2020. We may also in the future provide financial advisory and/or underwriting services to the Company, Cenovus, ConocoPhillips, the Husky Significant Shareholders, and their respective affiliates and, as applicable, portfolio companies, for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs Canada Inc. also may have co-invested with the Husky Significant Shareholders and their respective affiliates from time to time and may have invested in limited partnership or equivalent units of the Husky Significant Shareholders and their affiliates from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports on Form 40-F of the Company and Cenovus for the five years ended December 31, 2019; certain interim reports to shareholders of the Company and Cenovus; certain other communications from the Company and Cenovus to their respective shareholders; certain publicly available research analyst reports for the Company and Cenovus; certain internal financial analyses and forecasts for Cenovus prepared by its management; certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for Cenovus on a standalone basis and on a pro forma basis giving effect to the Transaction, in each case as prepared by management of the Company and approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the managements of the Company and Cenovus to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Cenovus regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Cenovus; reviewed the reported price and trading activity for the Husky Shares and Cenovus Shares; compared certain financial and stock market information for the Company and Cenovus with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in North America and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation, appraisal or geological or technical assessment of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Cenovus or any of their respective subsidiaries and, except as contained in the respective Annual Information Forms included in the annual reports on Form 40-F of the Company and Cenovus, we have not been furnished with any such evaluation, appraisal or assessment. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Cenovus or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders of Husky Shares, as of the date hereof, of the Aggregate Consideration to be paid to such holders for each Husky Share pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the contracts and arrangements between Cenovus and one or both of the Husky Significant Shareholders and/or their respective affiliates, Section 2.8 of the Agreement, the Pre-Arrangement Reorganization (as defined in the Agreement), the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company or Cenovus and its affiliates to the extent they may hold any Husky Shares; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Aggregate Consideration to be paid to the holders of Husky Shares for each Husky Share pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which Cenovus Shares or Husky Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company or Cenovus, or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Cenovus or the ability of the Company or Cenovus to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided solely for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Husky Shares should vote with respect to the Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid to the holders of Husky Shares for each Husky Share pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN SACHS CANADA INC.)

APPENDIX H

CIBC COMMON SHAREHOLDER FAIRNESS OPINION

CIBC World Markets Inc. 9th Floor, Bankers Hall East 855 – 2nd Street S.W. Calgary AB T2P 4J7 Tel: 403 260-0500

October 23, 2020

The Board of Directors

of Husky Energy Inc.

707 – 8th Avenue SW

Calgary, AB T2P 1H5

To the Board of Directors:

CIBC World Markets Inc. (“CIBC”, “we”, “us” or “our”) understands that Husky Energy Inc. (“Husky” or the “Company”) is proposing to enter into an arrangement agreement (the “Arrangement Agreement”) with Cenovus Energy Inc. (“Cenovus”) providing for, among other things, the acquisition (the “Proposed Transaction”) by Cenovus of all of the outstanding common shares of the Company (the “Common Shares”).

We understand that pursuant to the Arrangement Agreement:

a)	the Proposed Transaction will be effected by way of a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”);

b)

a portion of the Common Shares held by each holder of Common Shares will be exchanged for Cenovus common shares and the remaining portion of the Common Shares will be exchanged for Cenovus Warrants (as defined below), such that, in the aggregate, each holder of Common Shares (a “Common Shareholder”) will receive in respect of each Common Share (i) 0.7845 of a Cenovus common share and (ii) 0.0651 of a Cenovus Warrant (collectively, the “Consideration”);

c)

“Cenovus Warrant” means a warrant to purchase common shares of Cenovus, with each Cenovus Warrant entitling the holder thereof to acquire one Cenovus common share at an exercise price of $6.54 per share for a period of 60 months from the effective date of the Arrangement;

d)

provided that the Preferred Share Condition (as such term is defined in the Arrangement Agreement) is satisfied prior to the effective time of the Arrangement, each issued and outstanding cumulative redeemable preferred share, series 1, 2, 3, 5, and 7, in the capital of Husky (collectively, the “Preferred Shares”) will be exchanged for a preferred share in the capital of Cenovus having terms substantially identical to the terms of the corresponding series of Preferred Share so exchanged except that the issuer will be Cenovus (the “Preferred Share Exchange”);

e)

completion of the Proposed Transaction will be conditional upon, among other things: (i) approval by at least two-thirds of the votes cast by the Common Shareholders who are present in person or represented by proxy at the special meeting (the “Special Meeting”) of the Common Shareholders, holders of options to purchase Common Shares (“Optionholders”) and holders of Preferred Shares; (ii) approval by at least two-thirds of the votes cast by the Common Shareholders and Optionholders who are present in person or represented by proxy at the Special Meeting, voting together as a single class, (iii) approval by at least a majority of the votes cast by the holders of Cenovus common shares who are present in person or represented by proxy at the special meeting of the Cenovus common shareholders and (iv) the approval of the Court of Queen’s Bench of Alberta. The completion of the Proposed Transaction will not be conditional upon satisfaction of the Preferred Share Condition;

f)

completion of the Preferred Share Exchange will be conditional upon, among other things, approval by at least two-thirds of the votes cast by the holders of Preferred Shares who are present in person or represented by proxy at the Special Meeting. To the extent the Preferred Share Condition is not satisfied prior to the effective time of the Arrangement, the Preferred Shares would remain outstanding in accordance with their terms in the capital of Husky, which would be a subsidiary of Cenovus upon completion of the Proposed Transaction; and

g)

the terms and conditions of the Proposed Transaction and Preferred Share Exchange will be described in a joint management information circular of Cenovus and the Company and related documents (collectively, the “Circular”) that will be sent to Common Shareholders, Optionholders and holders of Preferred Shares in connection with the Special Meeting.

Engagement of CIBC

By letter agreement dated October 23, 2020 (the “Engagement Agreement”), the Company retained CIBC to act as financial advisor to the Company and its board of directors (the “Board of Directors”) in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by Common Shareholders pursuant to the Arrangement.

CIBC will be paid a fee for rendering the Opinion. CIBC will also receive certain fees for advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the completion of the Proposed Transaction. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

In the ordinary course of its business and unrelated to the Proposed Transaction, Canadian Imperial Bank of Commerce, an affiliate of CIBC, is acting as (i) a joint bookrunner and co-lead arranger on Husky’s syndicated credit facilities and (ii) a member of the lending syndicate providing credit facilities to Cenovus.

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	A draft Arrangement Agreement and Plan of Arrangement dated October 23, 2020;
ii)	The audited financial statements, management’s discussion and analysis and annual information forms of Husky for the fiscal years ended December 31, 2017, 2018 and 2019;
iii)	The audited financial statements, management’s discussion and analysis and annual information forms of Cenovus for the fiscal years ended December 31, 2017, 2018 and 2019;
iv)

The unaudited financial statements and management’s discussion and analysis of Husky and Cenovus for the six months ended June 30, 2020, and draft unaudited financial statements and management’s discussion and analysis of Husky and Cenovus for the three months end September 30, 2020;

v)

Certain internal financial, operational, corporate and other information concerning Husky that was prepared or provided by the management of Husky, including internal operating and financial projections;

vi)

Certain internal financial, operational, corporate and other information concerning Cenovus that was prepared or provided by the management of Cenovus, including internal operating and financial projections;

vii)

Certain pro forma financial, operational, corporate and other information concerning Cenovus following completion of the Proposed Transaction, that was prepared or provided by the management of Husky and Cenovus, including internal operating and financial projections;

viii)	Trading statistics and selected financial information of Husky and Cenovus considered by us to be relevant;
ix)	Various analyses and reports published by industry sources and credit rating agencies;
x)	Reports by Fitch Ratings, Inc. and Moody’s Canada Inc. regarding the indicative credit ratings of Cenovus upon completion of the Proposed Transaction and Preferred Share Exchange;
xi)	Reports by DBRS Limited and S&P Global Ratings regarding the indicative credit ratings of Cenovus upon completion of the Proposed Transaction and Preferred Share Exchange;
xii)	A certificate addressed to us, dated as of the date hereof from two senior officers of Husky as to the completeness and accuracy of the information provided; and
xiii)	Such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of Husky and Cenovus regarding their past and current business operations, financial condition and future prospects. We have also participated in discussions with Osler, Hoskin & Harcourt LLP, external legal counsel to the Company, concerning the Proposed Transaction, the Arrangement Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, Cenovus or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company and Cenovus or their affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company or Cenovus in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s and Cenovus’s audited financial statements and the reports of the auditors thereon and the Company’s and Cenovus’s interim unaudited financial statements.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and Cenovus and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of the respective managements , having regard to Cenovus’s and the Company’s business, plans, financial condition and prospects, respectively.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that (with the exception of future oriented financial information and other related information), the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and Cenovus as they are reflected in the Information and as they were represented to us in our discussions with management of the Company, Cenovus and their affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Arrangement Agreement nor as a recommendation to any Common Shareholders as to how to vote or act at the Special Meeting or as an opinion concerning the trading price or value of any securities of Cenovus or the Company following the announcement or completion of the Proposed Transaction.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date hereof.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by the Common Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Common Shareholders.

Yours very truly,

APPENDIX I

CIBC PREFERRED SHAREHOLDER FAIRNESS OPINION

CIBC World Markets Inc. 9th Floor, Bankers Hall East 855 – 2nd Street S.W. Calgary AB T2P 4J7 Tel: 403 260-0500

October 23, 2020

The Board of Directors

of Husky Energy Inc.

707 – 8th Avenue SW

Calgary, AB T2P 1H5

To the Board of Directors:

CIBC World Markets Inc. (“CIBC”, “we”, “us” or “our”) understands that Husky Energy Inc. (“Husky” or the “Company”) is proposing to enter into an arrangement agreement (the “Arrangement Agreement”) with Cenovus Energy Inc. (“Cenovus”) providing for, among other things, the acquisition (the “Proposed Transaction”) by Cenovus of all of the outstanding common shares of the Company (the “Common Shares”).

We understand that pursuant to the Arrangement Agreement:

a)	the Proposed Transaction will be effected by way of a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”);

b)

a portion of the Common Shares held by each holder of Common Shares will be exchanged for Cenovus common shares and the remaining portion of the Common Shares will be exchanged for Cenovus Warrants (as defined below), such that, in the aggregate, each holder of Common Shares (a “Common Shareholder”) will receive in respect of each Common Share, (i) 0.7845 of a Cenovus common share and (ii) 0.0651 of a Cenovus Warrant. “Cenovus Warrant” means a warrant to purchase common shares of Cenovus, with each Cenovus Warrant entitling the holder thereof to acquire one Cenovus common share at an exercise price of $6.54 per share for a period of 60 months from the effective date of the Arrangement;

c)

provided that the Preferred Share Condition (as such term is defined in the Arrangement Agreement) is satisfied prior to the effective time of the Arrangement, each issued and outstanding cumulative redeemable preferred share, series 1, 2, 3, 5, and 7, in the capital of Husky (collectively, the “Preferred Shares”) will be exchanged for a preferred share in the capital of Cenovus having terms substantially identical to the terms of the corresponding series of Preferred Share so exchanged except that the issuer will be Cenovus (such exchange, the “Preferred Share Exchange” and such consideration received by holders of Preferred Shares pursuant to the Preferred Share Exchange, the “Consideration”);

d)

completion of the Proposed Transaction will be conditional upon, among other things: (i) approval by at least two-thirds of the votes cast by the Common Shareholders who are present in person or represented by proxy at the special meeting (the “Special Meeting”) of the Common Shareholders, holders of options to purchase Common Shares (“Optionholders”) and holders of Preferred Shares, (ii) approval by at least two-thirds of the votes cast by the Common Shareholders and Optionholders who are present in person or represented by proxy at the Special Meeting, voting together as a single class, (iii) approval by at least a majority of the votes cast by the holders of Cenovus common shares who are present in person or represented by proxy at the special meeting of the Cenovus common shareholders and (iv) the approval of the Court of Queen’s Bench of Alberta. The completion of the Proposed Transaction will not be conditional upon satisfaction of the Preferred Share Condition;

e)

completion of the Preferred Share Exchange will be conditional upon, among other things, approval by at least two-thirds of the votes cast by the holders of Preferred Shares (the “Preferred Shareholders”) who are present in person or represented by proxy at the Special Meeting. To the extent the Preferred Share Condition is not satisfied prior to the effective time of the Arrangement, the Preferred Shares would remain outstanding in accordance with their terms in the capital of Husky, which would be a subsidiary of Cenovus upon completion of the Proposed Transaction; and

f)

the terms and conditions of the Proposed Transaction and Preferred Share Exchange will be described in a joint management information circular of Cenovus and the Company and related documents (collectively, the “Circular”) that will be sent to Common Shareholders, Optionholders and Preferred Shareholders in connection with the Special Meeting.

Engagement of CIBC

By letter agreement dated October 23, 2020 (the “Engagement Agreement”), the Company retained CIBC to act as financial advisor to the Company and its board of directors (the “Board of Directors”) in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by Preferred Shareholders pursuant to the Arrangement.

CIBC will be paid a fee for rendering the Opinion. CIBC will also receive certain fees for advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the completion of the Proposed Transaction. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

In the ordinary course of its business and unrelated to the Proposed Transaction, Canadian Imperial Bank of Commerce, an affiliate of CIBC, is acting as (i) a joint bookrunner and co-lead arranger on Husky’s syndicated credit facilities and (ii) a member of the lending syndicate providing credit facilities to Cenovus.

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	A draft Arrangement Agreement and Plan of Arrangement dated October 23, 2020;
ii)	The audited financial statements, management’s discussion and analysis and annual information forms of Husky for the fiscal years ended December 31, 2017, 2018 and 2019;
iii)	The audited financial statements, management’s discussion and analysis and annual information forms of Cenovus for the fiscal years ended December 31, 2017, 2018 and 2019;
iv)

The unaudited financial statements and management’s discussion and analysis of Husky and Cenovus for the six months ended June 30, 2020, and draft unaudited financial statements and management’s discussion and analysis of Husky and Cenovus for the three months end September 30, 2020;

v)

Certain internal financial, operational, corporate and other information concerning Husky that was prepared or provided by the management of Husky, including internal operating and financial projections;

vi)

Certain internal financial, operational, corporate and other information concerning Cenovus that was prepared or provided by the management of Cenovus, including internal operating and financial projections;

vii)

Certain pro forma financial, operational, corporate and other information concerning Cenovus following completion of the Proposed Transaction, that was prepared or provided by the management of Husky and Cenovus, including internal operating and financial projections;

viii)	Trading statistics and selected financial information of Husky and Cenovus considered by us to be relevant;
ix)	Various analyses and reports published by industry sources and credit rating agencies;
x)	Reports by Fitch Ratings, Inc. and Moody’s Canada Inc. regarding the indicative credit ratings of Cenovus upon completion of the Proposed Transaction and Preferred Share Exchange;
xi)

Reports by DBRS Limited and S&P Global Ratings regarding the indicative credit ratings of Cenovus upon completion of the Proposed Transaction and Preferred Share Exchange and the preferred shares to be issued under the Preferred Share Exchange;

xii)	A certificate addressed to us, dated as of the date hereof from two senior officers of Husky as to the completeness and accuracy of the information provided; and
xiii)	Such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of Husky and Cenovus regarding their past and current business operations, financial condition and future prospects. We have also participated in discussions with Osler, Hoskin & Harcourt LLP, external legal counsel to the Company, concerning the Proposed Transaction, the Arrangement Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, Cenovus or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction or Preferred Share Exchange.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company and Cenovus or their affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company or Cenovus in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s and Cenovus’s audited financial statements and the reports of the auditors thereon and the Company’s and Cenovus’s interim unaudited financial statements.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and Cenovus and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of the respective managements , having regard to Cenovus’s and the Company’s business, plans, financial condition and prospects, respectively.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that (with the exception of future oriented financial information and other related information), the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the Preferred Share Exchange or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and Cenovus as they are reflected in the Information and as they were represented to us in our discussions with management of the Company, Cenovus and their affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Preferred Share Exchange and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Arrangement Agreement nor as a recommendation to any Common Shareholders as to how to vote or act at the Special Meeting or as an opinion concerning the trading price or value of any securities of Cenovus or the Company following the announcement or completion of the Preferred Share Exchange.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date hereof.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by the Preferred Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Preferred Shareholders.

Yours very truly,

APPENDIX J

RBC FAIRNESS OPINION

RBC Dominion Securities Inc. P.O. Box 50 Royal Bank Plaza Toronto, Ontario M5J 2W7 Telephone: (416) 842-2000

October 24, 2020

The Board of Directors

Cenovus Energy Inc.

225 6 Ave SW

Calgary, Alberta

T2P 0M5

To the Board:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Cenovus Energy Inc. (“Cenovus” or the “Company”) and Husky Energy Inc. (“Husky”) propose to enter into an agreement (the “Arrangement Agreement”) that contemplates a plan of arrangement (the “Arrangement”), pursuant to which the Company will, among other things, acquire all of the issued and outstanding common shares of Husky (the “Husky Common Shares”) in exchange for consideration consisting of: (i) 0.7845 common shares of Cenovus (the “Cenovus Common Shares”); and (ii) 0.0651 common share purchase warrants of Cenovus (the “Cenovus Warrants”), for each Husky Common Share (collectively, the “Consideration”). Each whole Cenovus Warrant will entitle the holder to acquire one Cenovus Common Share at an exercise price of $6.54 per Cenovus Common Share for a period of five years from the effective date of the Arrangement. RBC also understands that, in connection with the Arrangement, Hutchison Whampoa Europe Investments S.àr.l., an indirect wholly-owned subsidiary of CK Hutchison Holdings Limited (“CK Hutchison”), and L.F. Investments S.àr.l. (collectively, the “Husky Significant Shareholders”), which in aggregate own approximately 69.5% of the issued and outstanding Husky Common Shares, will each enter into a form of irrevocable support agreement (the “Support Agreement”), pursuant to which they will agree, among other things, to vote all of the Husky Common Shares held by them in favour of the Arrangement, except in limited circumstances. RBC further understands that the Husky Significant Shareholders will each enter into a form of standstill agreement (the “Standstill Agreement”), pursuant to which they will each be subject to certain voting requirements, transfers restrictions and other standstill restrictions for a maximum period of five years from the effective date of the Arrangement. The terms of the Arrangement will be more fully described in a joint management information circular (the “Circular”), which will be mailed to securityholders of each of Cenovus and Husky in connection with the Arrangement.

The Company has retained RBC to provide advice and assistance to the board of directors of the Company (the “Board”) in evaluating the Arrangement, including the preparation and delivery to the Board of RBC’s opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view to the Company, of the Consideration to be paid by the Company pursuant to the Arrangement. RBC has not prepared a valuation of the Company, Husky or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

The Company initially contacted RBC regarding a potential advisory assignment in March 2020, and RBC was formally engaged by the Company through an agreement between the Company and RBC (the “Engagement Agreement”) effective March 16, 2020. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on consummation of the Arrangement or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province and territory of Canada.

Relationship With Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Husky or any of their respective associates or affiliates, including the Husky Significant Shareholders.

RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, Husky or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and as described herein. In the past two years, RBC or one of its affiliates has acted in the following capacities for the Company and its associates and affiliates: (i) joint bookrunner on a US$1.0 billion senior unsecured note offering of the Company in July 2020, (ii) financial advisor to the Company in connection with various potential strategic transaction alternatives, (iii) financial advisor to ConocoPhillips Company (“Conoco”), which owns approximately 16.9% of the issued and outstanding Cenovus Common Shares, in connection with the sale of certain assets in the Central Basin Platform area of Texas in January 2020, and (iv) financial advisor to Conoco in connection with various other potential asset divestitures. In the past two years, RBC or one of its affiliates has acted in the following capacities for Husky and its associates and affiliates: (i) lead left bookrunner on a $1.25 billion senior unsecured note offering of Husky in August 2020, (ii) coordinator, joint active bookrunner, and billing and delivery bank on a £500 million senior secured amortising bond offering of Eversholt Funding plc, which is indirectly controlled by CK Hutchison, in June 2020, (iii) joint active bookrunner on a £250 million senior unsecured note offering of Eastern Power Networks plc, which is indirectly controlled by CK Hutchison, in November 2019, and (iv) financial advisor to CK Infrastructure Holdings Limited, which is indirectly controlled by CK Hutchison, in connection with various potential acquisitions and divestitures. Except as described herein, there are no understandings, agreements or commitments between RBC and the Company, Husky or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Husky or any of their respective associates or affiliates. Royal Bank of Canada, controlling shareholder of RBC, provides banking services to the Company, Husky and certain of their respective associates or affiliates in the normal course of business.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Husky or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Husky or the Arrangement.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the most recent draft, dated October 23, 2020, of the Arrangement Agreement;
2.	the most recent draft, dated October 23, 2020, of the Support Agreement;
3.	the most recent draft, dated October 23, 2020, of the Standstill Agreement;
4.	audited financial statements of each of the Company and Husky for each of the five years ended December 31, 2015, 2016, 2017, 2018 and 2019;
5.

the unaudited interim reports of each of the Company and Husky for the quarters ended March 31, 2020 and June 30, 2020, and the draft unaudited interim report of each of the Company and Husky for the quarter ended September 30, 2020;

6.	annual reports of each of the Company and Husky for each of the two years ended December 31, 2018 and 2019;
7.	the Notice of Annual Meeting and Management Information Circulars of the Company for each of the two years ended December 31, 2018 and 2019;
8.

the Notice of Annual Meeting and Management Information Circular of Husky for the year ended December 31, 2018, and the Notice of Annual and Special Meeting and Management Information Circular of Husky for the year ended December 31, 2019;

9.	annual information forms of each of the Company and Husky for each of the two years ended December 31, 2018 and 2019;
10.	unaudited projected operating and financial information for the Company, on a consolidated basis and by business segment, prepared by management of the Company (the “Company Forecasts”);
11.	unaudited projected operating and financial information for Husky, on a consolidated basis and by business segment, prepared by management of Husky (the “Husky Forecasts”);
12.	the Husky Forecasts, as adjusted by management of the Company (the “Adjusted Husky Forecasts”);

RBC CAPITAL MARKETS

13.

certain estimates as to the amount and timing of operating and capital cost savings anticipated by management of each of the Company and Husky to result from the Arrangement, as adjusted by management of the Company (collectively, the “Synergies”);

14.	discussions with senior management of each of the Company and Husky;
15.	discussions with the Company’s legal counsel;
16.	public information relating to the business, operations, financial performance and stock trading history of the Company, Husky and other selected public companies considered by us to be relevant;
17.	public information with respect to other transactions of a comparable nature considered by us to be relevant;
18.	public information regarding the Canadian and global oil and gas industries;
19.

representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

20.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC. RBC requested a certificate of representation from Husky; however Husky declined to provide such a certificate, and RBC has assumed and relied upon the accuracy and fair presentation of the Husky Information (as defined below).

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial (including, without limitation, the financial statements of the Company and Husky) and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company and Husky, and their respective consultants and advisors (collectively, the “Information” as it relates to the Company, including, without limitation, the Company Forecasts, the Adjusted Husky Forecasts and the Synergies, and the “Husky Information” as it relates to Husky, including, without limitation, the Husky Forecasts). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information and Husky Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information or Husky Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided to RBC orally by, or in the presence of, any officer or senior employee of the Company, or in writing by the Company, any of its affiliates (as such term is defined in National Instrument 62-104 Take-Over Bids and Issuer Bids of the Canadian Securities Administrators) or any of their respective agents or advisors, as well as any information filed since January 1, 2019 under the Company’s profile on SEDAR and/or EDGAR, for the purpose of preparing the Fairness Opinion (a) was, at the date provided to RBC, and is at the date hereof complete, true and correct in all material respects, (b) did not and does not contain any untrue statement of a material fact, and (c) taken as a whole, did not and does not omit to state any material fact necessary to make such Information, or any statement contained therein, not misleading in light of the circumstances in which it was provided to RBC; and that (ii) since the respective dates on which the Information was provided to RBC, except as disclosed in writing to RBC or otherwise updated by more current information provided to RBC, there has been no (a) material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, (b) material change in the Information, or (c) other material change or change in material facts, in each case, that might reasonably be expected to render the Information, taken as a whole, untrue or misleading in any material respect.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, Husky and their respective subsidiaries and affiliates, as they were reflected in the Information and the Husky Information and as they have been represented to RBC in discussions with management of the Company and Husky. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC CAPITAL MARKETS

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any holder of Cenovus Common Shares as to whether to vote in favour of the issuance of Cenovus Common Shares and Cenovus Warrants pursuant to the Arrangement.

Fairness Analysis

Approach to Fairness

In considering the fairness, from a financial point of view to the Company, of the Consideration to be paid by the Company pursuant to the Arrangement, RBC principally considered and relied upon the following approaches: (i) a comparison of the Consideration to a discounted cash flow analysis of Husky (the “Husky DCF Analysis”) under a variety of sensitivity analyses, each on a per share basis; (ii) a comparison of the exchange ratio implied by the Consideration, to the exchange ratios implied by dividing the values per Husky Common Share implied by the Husky DCF Analysis by the values per Cenovus Common Share implied by a discounted cash flow analysis of the Company, in each case, under a variety of sensitivity analyses; (iii) a comparison of selected financial multiples, to the extent publicly available, of selected precedent transactions to the multiples implied by the Consideration; and (iv) an analysis of the pro forma impact of the Arrangement on the Company.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the Consideration to be paid by the Company pursuant to the Arrangement is fair from a financial point of view to the Company.

Yours very truly,

RBC DOMINION SECURITIES INC.

RBC CAPITAL MARKETS

APPENDIX K

TD FAIRNESS OPINION

TD Securities TD Securities Inc. 66 Wellington Street West TD Bank Tower, 9th Floor Toronto, Ontario M5K 1A2

October 24, 2020

The Board of Directors of Cenovus Energy Inc.

225 6 Ave SW

PO Box 766

Calgary, AB T2P 0M5

To the Board of Directors of Cenovus Energy Inc.:

TD Securities Inc. (“TD Securities”) understands that Cenovus Energy Inc. (“Cenovus”) is considering entering into an arrangement agreement (the “Arrangement Agreement”) with Husky Energy Inc. (“Husky”), pursuant to which, among other things, Cenovus would acquire all of the issued and outstanding common shares of Husky (the “Husky Common Shares”) pursuant to an arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). Pursuant to the Arrangement Agreement and the accompanying plan of Arrangement, the holders of Husky Common Shares (the “Husky Shareholders”) will receive 0.7845 of a Cenovus common share (“Cenovus Common Shares”) and 0.0651 of a common share purchase warrant (“Cenovus Warrants”) in respect of each Husky Common Share held (collectively, the “Consideration”). Each whole Cenovus Warrant issued under the Arrangement will entitle the holders thereof to acquire one Cenovus Common Share upon payment in full of the exercise price of $6.54 at any time up to 60 months following completion of the Arrangement. TD Securities also understands that, in connection with the Arrangement, Hutchison Whampoa Europe Investments S.àr.l., an indirect wholly-owned subsidiary of CK Hutchison Holdings Limited (“CK Hutchison”), and L.F. Investments S.àr.l. (collectively, the “Husky Significant Shareholders”), which in aggregate own approximately 69.5% of the issued and outstanding Husky Common Shares, will each enter into a form of irrevocable support agreement (the “Support Agreement”), pursuant to which they will agree, among other things, to vote all of the Husky Common Shares held by them in favour of the Arrangement, except in limited circumstances. TD Securities further understands that the Husky Significant Shareholders will each enter into a form of standstill agreement (the “Standstill Agreement”), pursuant to which they will each be subject to certain voting requirements, transfers restrictions and other standstill restrictions for a maximum period of five years from the effective date of the Arrangement. The above description is summary in nature. The specific terms and conditions of the Arrangement are set out in the Arrangement Agreement and are to be more fully described in the notice of special meeting of shareholders and management information circular (the “Information Circular”) which is to be sent to holders of Cenovus common shares (“Cenovus Shareholders”) in connection with the Arrangement.

ENGAGEMENT OF TD SECURITIES

TD Securities was initially contacted by Cenovus in March 2020 regarding a potential advisory assignment. TD Securities was formally engaged by Cenovus pursuant to an engagement agreement effective March 16, 2020, to provide financial advisory services to Cenovus in connection with the Arrangement (the “Engagement Agreement”).

Pursuant to the Engagement Agreement, Cenovus has asked TD Securities to prepare and deliver to the Board of Directors of Cenovus an opinion (the “Opinion”) regarding the fairness, from a financial point of view, to Cenovus of the Consideration to be paid by Cenovus to Husky Shareholders pursuant to the Arrangement. TD Securities has not prepared a valuation of Cenovus, Husky or any of their respective securities or assets and the Opinion should not be construed as such.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, a portion of which is payable on delivery of the Opinion and a portion of which is contingent on the successful completion of the Arrangement or certain other events, and will be reimbursed for its reasonable out-of-pocket expenses. Furthermore, Cenovus has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities which may arise directly or indirectly from services performed by TD Securities in connection with the Engagement Agreement.

On October 24, 2020, TD Securities orally delivered the Opinion to the Board of Directors of Cenovus based upon and subject to the scope of review, assumptions and limitations and other matters described herein and contemplated by the Engagement Agreement. This Opinion provides the same opinion, in writing, as that given orally by TD Securities on October 24, 2020. Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Opinion, in its entirety, in the Information Circular, along with a summary thereof, in a form acceptable to TD Securities, and to the filing thereof by Cenovus with the applicable Canadian securities regulatory authorities.

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TD Securities

CREDENTIALS OF TD SECURITIES

TD Securities is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD Securities also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

The Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

RELATIONSHIP WITH INTERESTED PARTIES

Neither TD Securities nor any of its affiliated entities is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta) (the “Securities Act”)) of Cenovus, Husky, the Husky Significant Shareholders or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither TD Securities nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Arrangement other than to Cenovus pursuant to the Engagement Agreement.

TD Securities and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of Cenovus, Husky, or any other Interested Party, and have not had a material financial interest in any transaction involving Cenovus, Husky, or any other Interested Party during the 24 months preceding the date on which TD Securities was first contacted with respect to the engagement of TD Securities by Cenovus, other than services provided under the Engagement Agreement and as described herein. TD Securities has acted in the following capacities for Cenovus: (i) joint bookrunner in connection with Cenovus’ US$1 billion senior note offering in July 2020; (ii) financial advisor to Cenovus on its sale of Western Canadian upstream assets in 2018; (iii) co-lead arranger and joint bookrunner on Cenovus’ core $4.5 billion revolving credit facilities; and (iv) co-lead arranger and joint bookrunner on Cenovus’ $1.1 billion liquidity facility. TD Securities has acted in the following capacities for Husky: (i) co-manager on Husky’s $1.25 billion senior note offering in August 2020; (ii) co-manager on Husky’s US$750 million senior note offering in March 2019; (iii) financial advisor to Husky on its sale of Price George refinery in October 2019; (iv) financial advisor to Husky on its strategic review of its Canadian retail and commercial fuels business; (v) financial advisor to Husky on its unsolicited bid of MEG Energy Corp. in 2018; (vi) co-syndication agent and documentation agent on Husky’s $4.0 billion revolving credit facilities; and (vii) syndication lender to Husky Midstream Limited Partnership in connection with its $1.22 billion revolving credit facilities. The Toronto-Dominion Bank (“TD Bank”), the parent company of TD Securities, directly or through one or more affiliates, provides banking services and other financing services to entities related to Cenovus and Husky in the normal course of business.

TD Securities and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Cenovus, Husky or any other Interested Party.

The fees paid to TD Securities in connection with the foregoing activities, together with the fees payable to TD Securities pursuant to the Engagement Agreement, are not financially material to TD Securities. No understandings or agreements exist between TD Securities and any Interested Party with respect to future financial advisory or investment banking business, other than those that may arise as a result of the Engagement Agreement. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Cenovus, Husky or any other Interested Party. TD Bank may continue to provide in the future, in the ordinary course of business, banking services including loans to Cenovus, Husky or any other Interested Party.

SCOPE OF REVIEW

In connection with the Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.	draft version of the Arrangement Agreement between Husky and Cenovus dated October 23, 2020;

2.	draft version of the Standstill Agreement between Cenovus and each of the Husky Significant Shareholders dated October 23, 2020;

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TD Securities

3.	draft version of the Support Agreement between Cenovus and each of the Husky Significant Shareholders dated October 23, 2020;

4.	draft version of the Pre-emptive Rights Agreement proposed to be entered into between Cenovus and certain shareholders of Cenovus following completion of the Arrangement dated October 23, 2020;

5.	draft version of the Registration Rights Agreement to be entered into between Cenovus and certain shareholders of Cenovus following completion of the Arrangement dated October 23, 2020;

6.	audited annual financial statements of Cenovus and Husky and management’s discussion and analysis related thereto for the years ended December 31, 2017, 2018, and 2019;

7.	internal financial reports and operational information of Cenovus and Husky for the three months ended March 31, June 30, and September 30, 2020

8.	annual information forms of Cenovus and Husky for the years ended December 31, 2017, 2018, and 2019;

9.	other securities regulatory filings of Cenovus and Husky for the years ended December 31, 2017, 2018 and 2019;

10.	due diligence materials provided to TD Securities covering various aspects of Cenovus and Husky’s assets;

11.	publicly disclosed reserve report summaries for each of Cenovus and Husky, as of December 31, 2019;

12.	budgets, forecasts, projections and estimates provided for Cenovus and Husky by or on behalf of management of Cenovus and Husky;

13.	various research publications prepared by equity research analysts regarding Cenovus, Husky, and other selected public companies considered relevant;

14.	public information relating to the business, operations, financial performance, and stock trading history of Cenovus, Husky, and other selected public companies considered relevant;

15.	public information with respect to certain other transactions of a comparable nature considered relevant;

16.	discussions with senior management of Cenovus and Husky with respect to the information referred to above and other issues considered relevant;

17.	representations contained in a certificate dated October 24, 2020, from senior officers of Cenovus (the “Certificate”); and

18.	such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by Cenovus to any information requested by TD Securities. TD Securities did not meet with the auditors of Cenovus or Husky and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of Cenovus and Husky and any reports of the auditors thereon.

PRIOR VALUATIONS

Senior officers of Cenovus, on behalf of Cenovus and not in their personal capacities, have represented to TD Securities that, among other things, to the best of their knowledge, information and belief after due inquiry, there have been no independent valuations or appraisals or material non-independent valuations or appraisals relating to Cenovus, any of its subsidiaries or any of their respective material assets or liabilities that have been prepared within the two years preceding the date hereof that have not been provided to TD Securities.

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TD Securities

ASSUMPTIONS AND LIMITATIONS

With Cenovus’ acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation in all material respects of all financial and other data and information filed by Cenovus and Husky with securities regulatory or similar authorities (including on the System for Electronic Document Analysis and Retrieval (“SEDAR”)), provided to it by or on behalf of Cenovus or Husky or their respective representatives in respect of Cenovus or Husky and/or their respective affiliates, or otherwise obtained by TD Securities, including the Certificate identified above (collectively, the “Information”). TD Securities has not obtained any certificate from senior officers of Husky and, except as expressly described herein, TD Securities has not attempted to verify independently the completeness, accuracy or fair presentation of any information regarding Husky. The Opinion is conditional upon such accuracy, completeness and fair presentation in all material respects of the Information. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses were prepared using the assumptions identified therein which TD Securities has been advised by Cenovus are (or were at the time of preparation and continue to be) reasonable in the circumstances. TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions on which they are based.

Senior officers of Cenovus have certified and represented to TD Securities in the Certificate, among other things, that: (i) such officers have no knowledge of any facts not contained in or referred to in the Information that would reasonably be expected to materially affect the opinion; (ii) the Information provided to TD Securities, as well as any information filed since January 1, 2019 under Cenovus’ profile on SEDAR and/or EDGAR, (a) was, at the date provided to TD Securities, and is at the date hereof complete, true and correct in all material respects, (b) did not and does not contain any untrue statement of a material fact, and (c) did not and does not omit, taken as a whole, to state any material fact necessary to make such Information, or any statement contained therein, not misleading in the light of circumstances in which it was provided to TD Securities; (iii) since the respective dates on which the Information identified in (ii) was provided to TD Securities, except as disclosed in writing to TD Securities or otherwise updated by more current information provided to TD Securities, there has been no material change in any material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Cenovus or any of its subsidiaries; (ii) material change in the Information, or (iii) other material change or change in material facts, in each case, that might reasonably be expected to render the Information, taken as a whole, untrue or misleading in any material respect.

In preparing the Opinion, TD Securities has made a number of assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to the consummation of the Arrangement can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Arrangement will be obtained in a timely manner, in each case without adverse condition, qualification, modification or waiver, that all steps or procedures being followed to implement the Arrangement are valid and effective and comply in all material respects with all applicable laws and regulatory requirements, that all required documents have been or will be distributed to Cenovus Shareholders and Husky Shareholders, as applicable, in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents is or will be complete and accurate in all material respects and such disclosure complies or will comply in all material respects with the requirements of all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TD Securities, Cenovus, Husky and their respective subsidiaries and affiliates or any other party involved in the Arrangement. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of and has relied upon the financial statements forming part of the Information. The Opinion is conditional on all such assumptions being correct.

The Opinion has been provided for the exclusive use of the Board of Directors of Cenovus in connection with the Arrangement. The Opinion may not be used or relied upon by any other person or for any other purpose without the express prior written consent of TD Securities. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to Cenovus, nor does it address the underlying business decision to implement the Arrangement or any other term or aspect of the Arrangement or the Arrangement Agreement or any other agreements entered into or amended in connection with the Arrangement. In considering fairness, from a financial point of view, TD Securities considered the Arrangement from the perspective of Cenovus generally and did not consider the specific circumstances of Cenovus Shareholders or any particular Cenovus Shareholder, including with regard to income tax considerations. TD Securities expresses no opinion with respect to future trading prices of securities of Cenovus or Husky. The Opinion is rendered as of October 24, 2020 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition

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TD Securities

and prospects, financial and otherwise, of Cenovus, Husky and their respective subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Opinion and, although TD Securities reserves the right to change, withdraw or supplement the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the Opinion after such date. TD Securities is not an expert on, and did not provide advice to the Board of Directors of Cenovus regarding, legal, accounting, regulatory or tax matters. The Opinion may not be summarized, published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities.

The preparation of a fairness opinion, such as the Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. Accordingly, the Opinion should be read in its entirety.

CONCLUSION

Based upon and subject to the foregoing and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of October 24, 2020, the Consideration to be paid by Cenovus pursuant to the Arrangement is fair, from a financial point of view, to Cenovus.

Yours very truly,

TD SECURITIES INC.

® The TD logo and other trade-marks are the property of The Toronto-Dominion Bank.

APPENDIX L

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

OF CENOVUS ENERGY INC.

PRO FORMA CONSOLIDATED BALANCE SHEET (unaudited)

As at September 30, 2020

($ millions)

	Cenovus	Husky	Accounting & Presentation Adjustments (Note 3)	Pro Forma Adjustments (Note 4)	Cenovus Pro Forma Consolidated
Assets
Current Assets
Cash and Cash Equivalents	404	1,028	-	-	1,432
Accounts Receivable and Accrued Revenues	1,137	897	134	-	2,168
Income Tax Receivable	14	11	-	-	25
Inventories	1,109	1,158	-	-	2,267
Risk Management	3	-	13	-	16
Prepaid Expenses	-	147	(147)	-	-

Current Assets	2,667	3,241	-	-	5,908

Restricted Cash	-	161	-	-	161
Exploration and Evaluation Assets	776	48	-	(48)	776
Property, Plant and Equipment, Net	25,722	15,514	-	(3,938)	37,298
Right-of-Use Assets, Net	1,202	859	-	567	2,628
Income Tax Receivable	-	213	-	-	213
Investment in Joint Ventures	-	489	-	(282)	207
Deferred Income Tax	11	560	-	(560)	11
Other Assets	207	325	-	-	532
Goodwill	2,272	-	-	-	2,272

Total Assets	32,857	21,410	-	(4,261)	50,006

Liabilities and Shareholders’ Equity Current Liabilities
Accounts Payable and Accrued Liabilities	1,549	2,207	-	229	3,985
Short-Term Borrowings	137	-	-	-	137
Long-term debt due within one year	-	500	-	-	500
Lease Liabilities	196	104	-	-	300
Contingent Payment	20	-	-	-	20
Onerous Contract Provisions	18	-	-	-	18
Income Tax Payable	10	-	-	-	10
Decommissioning Liabilities	-	110	(110)	-	-
Risk Management	6	-	-	-	6

Current Liabilities	1,936	2,921	(110)	229	4,976
Long-Term Debt	7,797	5,902	-	318	14,017
Lease Liabilities	1,637	1,322	-	-	2,959
Contingent Payment	26	-	-	-	26
Onerous Contract Provisions	33	-	-	-	33
Decommissioning Liabilities	877	2,685	110	-	3,672
Other Liabilities	129	363	-	(29)	463
Deferred Income Taxes	3,390	-	-	(677)	2,713

Total Liabilities	15,825	13,193	-	(159)	28,859
Shareholders’ Equity
Share Capital	11,040	7,293	-	(3,532)	14,801
Preferred Shares	-	874	-	(494)	380
Warrants	-	-	-	68	68
Paid in Surplus	4,386	2	-	1	4,389
Retained Earnings	654	(902)	-	791	543
AOCI (1)	952	936	-	(936)	952
Non-Controlling Interest	-	14	-	-	14

Shareholders’ Equity	17,032	8,217	-	(4,102)	21,147

Total Liabilities and Shareholders’ Equity	32,857	21,410	-	(4,261)	50,006

(1)	Accumulated Other Comprehensive Income

See accompanying Notes to Pro Forma Consolidated Financial Statements (unaudited).

Pro Forma Consolidated Financial Statements

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

For the Nine Months Ended September 30, 2020

($ millions, except per share amounts)

	Cenovus	Husky	Accounting & Presentation Adjustments (Note 3)	Pro Forma Adjustments	Notes	Cenovus Pro Forma Consolidated
Revenues
Gross Sales	10,022	9,885	189	(31)	4h	20,065
Marketing and Other	-	15	(15)	-		-
Less: Royalties	221	128	-	-		349

	9,801	9,772	174	(31)		19,716
Expenses
Purchased Product	3,974	6,959	(1,333)	(31)	4h	9,569
Production, operating and transportation expense	-	1,917	(1,917)	-		-
Transportation and Blending	3,307	-	1,163	-		4,470
Operating	1,445	-	1,917	-		3,362
Inventory Write-Downs	549	-	407	-		956
(Gain) Loss on Risk Management	233	-	(166)	-		67
Depreciation, Depletion and Amortization	2,615	11,300	-	(9,966)	4c	3,949
Exploration Expense	32	666	-	(596)	4d	102
General and Administrative	124	549	-	-		673
Finance Costs	391	286	-	(35)	4e	642
Interest Income	(4)	(22)	-	-		(26)
Foreign Exchange (Gain) Loss, Net	168	18	85	-	4b	271
Re-measurement of Contingent Payment	(97)	-	-	-		(97)
Research Costs	8	-	-	-		8
Share of Equity Investment Income	-	1	-	-		1
(Gain) Loss on Divestiture of Assets	-	(17)	-	-		(17)
Other (Income) Loss, Net	(60)	(193)	103	-		(150)

Earnings (Loss) Before Income Tax	(2,884)	(11,692)	(85)	10,597		(4,064)
Income Tax Expense (Recovery)	(658)	(2,602)	(10)	2,543	4f	(727)

Net Earnings (Loss)	(2,226)	(9,090)	(75)	8,054		(3,337)

Net Earnings (Loss) Per Common Share (Note 5)
Basic	(1.81)	(9.07)				(1.67)

Diluted	(1.81)	(9.08)				(1.66)

See accompanying Notes to Pro Forma Consolidated Financial Statements (unaudited).

Pro Forma Consolidated Financial Statements

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

For the Year Ended December 31, 2019

($ millions, except per share amounts)

	Cenovus	Husky	Presentation Adjustments (Note 3)	Pro Forma Adjustments	Notes	Cenovus Pro Forma Consolidated
Revenues
Gross Sales	21,353	20,117	502	(69)	4h	41,903
Marketing and Other	-	189	(189)	-		-
Less: Royalties	1,172	323	-	-		1,495

	20,181	19,983	313	(69)		40,408
Expenses
Purchased Product	8,378	12,817	(1,736)	(69)	4h	19,390
Production, operating and transportation expense	-	3,017	(3,017)	-		-
Transportation and Blending	5,184	-	2,068	-		7,252
Operating	2,088	-	3,017	-		5,105
Inventory Write-Downs	49	-	15	-		64
Production and Mineral Taxes	1	-	-	-		1
(Gain) Loss on Risk Management	156	-	(34)	-		122
Depreciation, Depletion and Amortization	2,249	5,496	-	(3,681)	4c	4,064
Exploration Expense	82	547	-	(355)	4d	274
General and Administrative	336	693	-	30	4g	1,059
Onerous Contract Provisions	(5)	-	-	-		(5)
Finance Costs	511	351	-	(32)	4e	830
Interest Income	(12)	(74)	-	-		(86)
Foreign Exchange (Gain) Loss, Net	(404)	(44)	(176)	-	4b	(624)
Remeasurement of Contingent Payment	164	-	-	-		164
Research Costs	20	-	-	-		20
Transaction Costs	-	-	-	100	4i	100
Share of Equity Investment Income	-	(59)	-	-		(59)
(Gain) Loss on Divestiture of Assets	(2)	(8)	-	-		(10)
Other (Income) Loss, Net	(11)	(584)	-	-		(595)

Earnings (Loss) Before Income Tax	1,397	(2,169)	176	3,938		3,342
Income Tax Expense (Recovery)	(797)	(799)	30	958	4f	(608)

Net Earnings (Loss)	2,194	(1,370)	146	2,980		3,950

Net Earnings (Loss) Per Common Share (Note 5)
Basic	1.78	(1.40)				1.94

Diluted	1.78	(1.41)				1.94

See accompanying Notes to Pro Forma Consolidated Financial Statements (unaudited).

Pro Forma Consolidated Financial Statements

Pro Forma Consolidated Financial Statements

1. BASIS OF PRESENTATION

Cenovus Energy Inc. (“Cenovus”) and Husky Energy Inc. (“Husky”) entered into an arrangement agreement dated October 24, 2020. Pursuant to the arrangement agreement and the accompanying plan of arrangement, Cenovus will (a) acquire all the issued and outstanding common shares of Husky in exchange for common shares and common share purchase warrants of Cenovus; and (b) provided the appropriate approval is received from the preferred shareholders of Husky, exchange all the issued and outstanding preferred shares of Husky for preferred shares of Cenovus issued from treasury having substantially identical terms. If the Husky preferred shares are not exchanged for Cenovus preferred shares, they will remain outstanding in a subsidiary of Cenovus following the close of the transaction.

In accordance with the arrangement agreement, Cenovus will acquire all of the Husky common shares in consideration for the issuance of 0.7845 Cenovus common shares plus 0.0651 Cenovus warrants multiplied by the aggregate number of Husky common shares acquired. Each whole Cenovus warrant provides the holder the option to purchase one common share of Cenovus at an exercise price of $6.54 per share, exercisable for a period of 60 months following the closing date. Immediately following completion of the transaction, and prior to the exercise of any warrants issued to Husky shareholders, former Cenovus shareholders will own approximately 61 percent of the combined company and former Husky shareholders will own approximately 39 percent of the combined company.

The unaudited Pro Forma Consolidated Financial Statements have been prepared for inclusion in the Joint Management Information Circular (the “Circular”) of Cenovus and Husky dated November 9, 2020. The pro forma statements have been prepared from:

a.	Cenovus’s interim unaudited Consolidated Financial Statements as at and for the nine months ended September 30, 2020;
b.	Husky’s interim unaudited Consolidated Financial Statements as at and for the nine months ended September 30, 2020;
c.	Cenovus’s audited Consolidated Financial Statements for the year ended December 31, 2019; and
d.	Husky’s audited Consolidated Financial Statements for the year ended December 31, 2019.

In the opinion of management of both Cenovus and Husky, the unaudited Pro Forma Consolidated Financial Statements include all adjustments necessary for fair presentation in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The unaudited Pro Forma Consolidated Balance Sheet gives effect to the transaction described above as if it had occurred on September 30, 2020. The unaudited Pro Forma Consolidated Statements of Earnings give effect to the transaction as if it occurred on January 1, 2019.

The unaudited Pro Forma Consolidated Financial Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. The unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the consolidated financial statements of Cenovus and Husky incorporated by reference in the Circular.

2. PRINCIPLES OF CONSOLIDATION

The unaudited Pro Forma Consolidated Financial Statements have been prepared on the basis that Cenovus will account for the transactions as a purchase of Husky using the acquisition method pursuant to IFRS 3, “Business Combinations” (“IFRS 3”). Under the acquisition method, assets and liabilities of Husky are recorded at their fair value on the date of acquisition and the total consideration is allocated to the tangible and intangible assets acquired and liabilities assumed.

The adjustments to the unaudited Pro Forma Financial Statements are preliminary and have been made solely for the purpose of presenting the unaudited Pro Forma Financial Statements, which are necessary to comply with applicable disclosure and reporting requirements. The unaudited Pro Forma Financial Statements are prepared in accordance with IFRS and Canadian securities laws and are not intended to comply with the requirements of Regulation S-X under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations of the Securities and Exchange Commission promulgated thereunder that would be applicable to a U.S. issuer offering securities registered under the Securities Act.

Pro Forma Consolidated Financial Statements

3. PRO FORMA ACCOUNTING AND PRESENTATION ADJUSTMENTS

Accounting Adjustment

Cenovus and Husky prepare their consolidated financial statements using similar accounting policies. Husky; however, has chosen to apply hedge accounting to certain U.S. dollar denominated debt as a hedge of its net investment in foreign operations for which the U.S. dollar is the functional currency. For the purposes of these pro forma financial statements, the impact of applying hedge accounting to the U.S. dollar denominated debt has been reversed.

Financial Statement Presentation

Certain reclassification adjustments have been made to the unaudited Pro Forma Consolidated Financial Statements to make the financial statement presentation consistent between Cenovus and Husky including:

•	Disaggregate operating and transportation expense to conform to Cenovus’s presentation.
•	Reclassify Husky’s gains and losses on derivative instruments to (Gain) Loss on Risk Management from Purchased Product and Other Income (Loss).
•	Reclassify Husky’s Production, Operating and Transportation Expense to Operating Expense.
•	Reclassify Husky’s derivative assets from Accounts Receivable and Accrued Revenues to Risk Management Assets.
•	Reclassify Husky’s Prepaid Expenses to Accounts Receivable and Accrued Revenues.
•	Reflect Husky inventory write-downs in a consistent manner to Cenovus on the consolidated statement of earnings.

4. PRELIMINARY PURCHASE PRICE CALCULATION AND ALLOCATION

a.	The transaction described in Note 1 above has resulted in the following estimated purchase price allocation:

($ millions)

Consideration
Cenovus shares issued to Husky shareholders	788.5
Price of Cenovus common shares	4.77

Value of Cenovus common shares issued	3,761
Fair value of warrants	68

Total Consideration	3,829
Fair Value of Husky preferred shares exchanged	380
Non-controlling interest	14

Total	4,223

Fair value of identifiable assets and liabilities of Husky
Cash	1,028
Restricted cash	161
Working capital	(73)
Property, plant and equipment	11,576
Right-of-use assets	1,426
Long-term income taxes receivable	213
Other assets	325
Investment in joint ventures	207
Deferred income tax asset	658
Current portion of long-term debt	(500)
Long-term debt	(6,220)
Lease liabilities	(1,426)
Decommissioning liabilities	(2,795)
Other liabilities	(357)

Total identifiable net assets	4,223

Under the acquisition method, the acquired assets and liabilities assumed are measured at their estimated fair value at the date of acquisition with the exception of income tax, stock-based compensation and lease liabilities and right-of-use assets.

Pro Forma Consolidated Financial Statements

The value of Cenovus common shares issued of $3,761 million consists of 788.5 million Cenovus common shares based on Cenovus issuing a total number of Cenovus common shares equal to 0.7845 Cenovus Common Shares in respect of each Husky common share and the October 27, 2020 closing share price of $4.77 per Cenovus common share as reported on the Toronto Stock Exchange. The number of issued and outstanding Husky common shares on the effective date has been estimated to be 1,005 million. This assumes that none of the outstanding options to purchase Husky common shares are exercised prior to the effective date of the arrangement and that no additional Husky common shares are otherwise issued.

Based on the exchange ratio of 0.0651 of a Cenovus warrant in respect of each Husky common share, Husky shareholders will be issued approximately 65.4 million warrants to purchase one common share of the combined company at an exercise price of $6.54 per share. Fair value of the warrants has been estimated to be $68 million using a Black-Scholes Model.

The fair value of Husky’s preferred shares has been determined based on the October 27, 2020 closing prices as reported on the Toronto Stock Exchange.

The Husky stock options will immediately vest as a consequence of the arrangement and will be exchanged for Cenovus replacement options. The number of Husky options outstanding as well as the exercise price will be adjusted by the exchange ratio to determine the number and exercise price for a Cenovus common share. All the other terms and conditions of a Cenovus replacement option, including the term to expiry, vesting conditions and conditions to exercise will be the same as the Husky stock option. For the purposes of these pro forma statements the number of issued and outstanding replacement options to purchase Cenovus Common Shares on the date of the transaction has been estimated to be 15 million. Fair value was calculated to be $9 million using the Black-Scholes option pricing model. The fair value of these options has been included in the preliminary purchase price allocation in accounts payable and accrued liabilities. Account payable and accrued liabilities also include $78 million representing the estimated payout of Husky’s performance share units that vest and payout on close of the transaction.

b.

A foreign exchange loss of $85 million for the nine months ended September 30, 2020 and a foreign exchange gain of $176 million in 2019 has been recorded to reflect the decision to not apply hedge accounting to certain of the U.S. dollar denominated debtas a hedge of its net investment in foreign operations.

c.	Depreciation, depletion and amortization have been adjusted to reflect depreciation on the preliminary fair value adjustments allocated to property, plant and equipment.

d.

Previously capitalized exploration and evaluation (“E&E”) assets that were written off during the periods presented have been adjusted to reflect the impact the preliminary fair value adjustments to E&E assets on exploration expense.

e.	To adjust financing expenses for the lower interest expense resulting from the fair value adjustment to Husky’s debt.

f.

The adjustment to income tax includes the deferred tax impact of the above pro forma adjustments. Income taxes applicable to the pro forma adjustments are calculated at the Canadian statutory tax rate of 24 percent for the nine months ended September 30, 2020 and for the year ended December 31, 2019. The deferred income tax liability is the cumulative amount of tax applicable to temporary differences between the accounting and tax values of assets and liabilities.

g.

Certain Cenovus employee net settlement rights, performance share units and restricted share units vest on close of the transaction. General and administrative expense for the year ended December 31, 2019 has been adjusted to reflect the immediate vesting for eligible employees. In addition, Accounts payable and accrued liabilities and retained earnings, net of applicable tax have been adjusted as at September 30, 2020.

h.	The sale of crude oil from Cenovus to Husky has been eliminated in the unaudited Pro Forma Consolidated Financial Statements.

i.	Transaction costs have been estimated at $100 million.

No adjustment has been made to reflect operating synergies that may be realized as a result of the transaction.

The purchase price allocation is preliminary and will change as a result of several factors, including:

i.	changes in the fair values of Husky’s assets and liabilities between September 30, 2020 and the closing of the transaction.
ii.	actual number of Husky Common Shares and options at the closing of the transaction.

Pro Forma Consolidated Financial Statements

iii.	Cenovus share price at the closing date.
iv.	fair value of the replacement options using a Black-Scholes model at date of closing.
v.	fair value of the warrants using a Black-Scholes model at date of closing.
vi.	actual transaction costs incurred.

The impact of these factors will not be known until the completion of the transaction.

5. PRO FORMA NET EARNINGS (LOSS) PER SHARE

The net earnings (loss) per share have been based on the following:

	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Actual weighted average number of Cenovus Common Shares outstanding	1,228.9	1,228.8
Assumed number of Cenovus Common Shares issued on the acquisition of Husky	788.5	788.5

Basic – pro forma weighted average number of shares (millions)	2,017.4	2,017.3

Dilutive effect of replacement options	2.5	2.5
Dilutive effect of net settlement rights	-	0.6

Diluted – pro forma weighted average number of shares (millions)	2,019.9	2,020.4

Pro forma net earnings (loss)	(3,337)	3,950
Effect of dividends declared on preferred shares in the period	(26)	(35)

Net earnings (loss) – basic ($ millions)	(3,363)	3,915

Net earnings (loss) – diluted ($ millions)	(3,363)	3,915

Pro forma basic net earnings (loss) per share (dollars)	(1.67)	1.94
Pro forma diluted net earnings (loss) per share (dollars)	(1.66)	1.94

APPENDIX M

INFORMATION CONCERNING HUSKY ENERGY INC.

Notice to Reader

Unless the context indicates otherwise, capitalized terms which are used in this Appendix M and not otherwise defined in this Appendix M have the respective meanings given to such terms under the heading “Glossary of Terms” in this Information Circular.

Forward-Looking Statements

Certain statements contained in this Appendix M, and in certain documents incorporated by reference in this Appendix M, constitute forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, including the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future events or Husky’s future performance. See “Forward-Looking Statements” in this Information Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Pro Forma Information Concerning the Combined Company” in this Information Circular, under the heading “Risk Factors” in this Appendix M and the Husky AIF and under the heading “Risk Management and Financial Risks” in the Husky Interim MD&A.

General

Husky is a Canadian based, publicly held international integrated energy company headquartered in Calgary, Alberta and governed by the ABCA.

Husky’s business is organized under two business segments: (i) the Integrated Corridor; and (ii) Offshore.

Integrated Corridor

Husky’s business in the Integrated Corridor includes: (i) the Lloydminster Heavy Oil Value Chain; (ii) Oil Sands; (iii) Western Canada Production; (iv) U.S. Refining; and (v) Canadian Refined Products.

The Lloydminster Heavy Oil Value Chain includes the exploration for, and development and production of, heavy crude oil and bitumen, and production of ethanol. Blended heavy crude oil and bitumen are either sold directly to the Canadian market or transported utilizing the Husky Midstream Limited Partnership pipeline systems to the Keystone pipeline and other pipelines to be sold in the U.S. downstream market. Heavy crude oil can be upgraded at Husky’s Lloydminster upgrading and asphalt refining complex into synthetic crude oil, diesel fuel and asphalt.

This business also includes the marketing and transportation of both Husky’s own production and third-party commodity trading volumes of heavy crude oil, synthetic crude oil, asphalt and ancillary products. The sale and transportation of Husky’s production and third-party commodity trading volumes are managed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. Husky is able to capture price differences between the two markets by utilizing infrastructure capacity to deliver production and/or third-party commodity trading volumes from Canada to the U.S. market.

The Oil Sands business includes the exploration for, and development and production of, bitumen within the Sunrise Energy Project. It also includes the marketing and transportation of Husky’s third-party production of bitumen through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S.

The Western Canada Production business includes the exploration for, and development and production of, light crude oil, conventional natural gas and NGLs in Western Canada. Husky’s conventional natural gas and NGLs production is marketed and transported with other third-party commodity trading volumes through access to capacity on third-party pipelines, export terminals and storage facilities which provides flexibility for market access.

The U.S. Refining business includes the refining of crude oil at the Lima Refinery, the BP-Husky Toledo Refinery and the Superior Refinery in the U.S. Midwest to produce diesel fuel, gasoline, jet fuel, asphalt and other products. Husky also markets its own and third-party volumes of refined petroleum products, including gasoline and diesel fuel.

The Canadian Refined Products business includes the marketing of Husky’s own and third-party volumes of refined petroleum products, including gasoline and diesel, through petroleum outlets.

Offshore

Husky’s Offshore business includes operations, development and exploration in Asia Pacific and Atlantic. The price received for Asia Pacific production is largely based on long-term contracts and crude oil production from Atlantic is primarily driven by the price of Brent.

Other

Husky is a reporting issuer or the equivalent under the securities laws of each of the provinces of Canada. The Husky Common Shares and the Husky Series 1 Preferred Shares, Husky Series 2 Preferred Shares, Husky Series 3 Preferred Shares, Husky Series 5 Preferred Shares and Husky Series 7 Preferred Shares are each listed and posted for trading on the TSX under the symbols “HSE”, “HSE.PR.A”, “HSE.PR.B”, “HSE.PR.C”, “HSE.PR.E” and “HSE.PR.G”, respectively.

Further details concerning Husky, including information with respect to Husky’s assets, operations and history, are provided in the Husky AIF. Readers are encouraged to thoroughly review the Husky AIF as it contains important information about Husky.

The head, principal and registered office of Husky is located at 707 – 8th Avenue S.W., Calgary, Alberta T2P 1H5.

Recent Developments

On October 24, 2020, Husky entered into the Arrangement Agreement with Cenovus, pursuant to which Cenovus proposes to, among other things, acquire all of the issued and outstanding Husky Common Shares and Husky Preferred Shares by way of a plan of arrangement under the ABCA. For a full description of the Arrangement and the Arrangement Agreement, see “The Arrangement” and “Effect of the Arrangement”. Also see “Pro Forma Information Concerning the Combined Company” and Appendix N – “Information Concerning Cenovus Energy Inc.”.

Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular, including this Appendix M, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated in this Information Circular by reference may be obtained on request without charge from the Chief Financial Officer of Husky at 707 – 8th Avenue S.W., Calgary, Alberta, T2P 1H5, telephone (403) 298-7333. In addition, copies of the documents incorporated by reference herein may be obtained by accessing the disclosure documents available through the Internet on the SEDAR website at www.sedar.com.

The following documents of Husky are filed with the various securities commissions or similar authorities in the provinces of Canada and are specifically incorporated by reference in and form an integral part of this Information Circular:

(a)	the Husky AIF;

(b)	the Husky Annual Financial Statements;

(c)	the Husky Interim Financial Statements;

(d)	the Husky Annual MD&A;

(e)	the Husky Interim MD&A;

(f)	the Husky AGM Circular; and

(g)	the material change report of Husky dated November 3, 2020 relating to the Arrangement.

Any documents of the type required by National Instrument 41-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by Husky with the securities commissions or similar authorities in Canada subsequent to the date of this Information Circular and before the Effective Date, are deemed to be incorporated by reference in this Information Circular including this Appendix M.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Risk Factors

Cenovus Common Shareholders and Husky Shareholders should carefully consider the risk factors described under “Risk Factors” in the Cenovus Annual MD&A and the Husky AIF and under “Risk Management and Financial Risks” in the Husky Interim MD&A, each of which is incorporated by reference herein. In addition, Cenovus Common Shareholders and Husky Shareholders should carefully review and consider all other information contained in this Information Circular together with all other information included or incorporated by reference in this Information Circular, before making an investment decision or a decision to vote for or against the Share Issuance Resolution, the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, and consult their own experts where necessary. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in this Information Circular.

Dividend History

The declaration and payment of dividends are at the discretion of the Husky Board, which will consider the earnings, commodity price outlook, future capital requirements and financial condition of Husky, the satisfaction of the applicable solvency test in the ABCA and other relevant factors.

The following table shows the aggregate amount of the dividends declared payable per share in respect of Husky’s last three financial years ended December 31 for the Husky Common Shares, Husky Series 1 Preferred Shares, Husky Series 2 Preferred Shares, Husky Series 3 Preferred Shares, Husky Series 5 Preferred Shares and Husky Series 7 Preferred Shares:

	2019	2018	2017
Dividends per Husky Common Share	$0.500	$0.450	$0.075
Dividends per Husky Series 1 Preferred Share	$0.600	$0.600	$0.600
Dividends per Husky Series 2 Preferred Share	$0.850	$0.740	$0.570
Dividends per Husky Series 3 Preferred Share	$1.130	$1.130	$1.130
Dividends per Husky Series 5 Preferred Share	$1.130	$1.130	$1.130
Dividends per Husky Series 7 Preferred Share	$1.150	$1.150	$1.150

For information on the anticipated dividend policy of the combined company upon completion of the Arrangement, see “Pro Forma Information Concerning the Combined Company” in this Information Circular.

Consolidated Capitalization

There have been no other material changes in the share and loan capital of Husky on a consolidated basis since September 30, 2020.

See the Husky Interim Financial Statements and the Husky Interim MD&A incorporated by reference in this Information Circular for additional information with respect to Husky’s consolidated capitalization.

Description of Share Capital

Husky is authorized to issue an unlimited number of no par value Husky Common Shares and an unlimited number of no par value Husky Preferred Shares. As at November 9, 2020, there are there are 1,005,121,738 Husky Common Shares and an aggregate of 36,000,000 Husky Preferred Shares outstanding, comprising 10,435,932 Husky Series 1 Preferred Shares, 1,564,068 Husky Series 2 Preferred Shares, 10,000,000 Husky Series 3 Preferred Shares, 8,000,000 Husky Series 5 Preferred Shares and 6,000,000 Husky Series 7 Preferred Shares, and no Husky Series 4 Preferred Shares, Husky Series 6 Preferred Shares and Husky Series 8 Preferred Shares. For a description of the Husky Common Shares and Husky Preferred Shares, see “Description of Capital Structure” in the Husky AIF, which is incorporated by reference in this Information Circular.

Credit Ratings

The following information relating to Husky’s current credit ratings is provided as it relates to Husky’s financing costs, liquidity and operations. Specifically, credit ratings affect Husky’s ability to obtain short-term and long-term financing and the cost of such financing. Additionally, Husky’s ability to engage in certain collateralized business activities on a cost effective basis depends on Husky’s credit ratings. A reduction in the current rating on Husky’s debt by Husky’s rating agencies, particularly a downgrade below investment grade ratings, or a negative change in its ratings outlook could adversely affect Husky’s cost of financing, its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Husky’s ability to enter, and the associated costs of entering, (i) into ordinary course derivative or hedging transactions, which may require Husky to post additional collateral under certain of its contracts if certain adverse events occur with respect to credit ratings, and (ii) into, and maintaining, ordinary course contracts with customers and suppliers on acceptable terms. See the section entitled “Risk and Risk Management” in Husky’s Annual MD&A.

The following table outlines the current ratings and outlooks of Husky’s debt and preferred shares:

	S&P	Moody’s	DBRS

Senior Unsecured Debt	BBB	Baa2	BBB(high)

Commercial Paper			R-2(high)

Husky Series 1 Preferred Shares	P-3(high)		Pfd-3(high)

Husky Series 2 Preferred Shares	P-3(high)		Pfd-3(high)

Husky Series 3 Preferred Shares	P-3(high)		Pfd-3(high)

Husky Series 5 Preferred Shares	P-3(high)		Pfd-3(high)

Husky Series 7 Preferred Shares	P-3(high)		Pfd-3(high)

Outlook/Trend	(on CreditWatch with Negative Implications)	(on review for downgrade)	(under review with Negative Implications)

Credit rating agencies have taken the following actions with respect to Husky’s credit rating since the date of the Husky AIF: (i) on March 26, 2020, DBRS placed Husky’s credit ratings Under Review with Negative Implications; (ii) on March 26, 2020, S&P revised its outlook to Negative from Stable and affirmed its long-term issuer credit and senior unsecured debt ratings on Husky of BBB; and (iii) on June 17, 2020, DBRS downgraded Husky’s Issuer Rating and Senior Unsecured Notes and Debentures rating to BBB(high) from A(low), its Commercial Paper rating to R-2(high) from R-1(low) and its Preferred Shares – Cumulative rating to Pfd-3(high) from Pfd-2(low), all with Negative trends.

Following announcement of the Arrangement on October 25, 2020, credit rating agencies took the following actions.

On October 25, 2020, DBRS placed Husky’s Issuer Rating and Senior Unsecured Notes and Debentures rating of “BBB(high)”, Commercial Paper rating of R-2(high) and Preferred Shares – Cumulative rating of Pfd-3(high) Under Review with Negative Implications. DBRS expects that Husky’s credit ratings are likely to be one notch lower if the Arrangement is completed as contemplated.

On October 25, 2020, S&P placed Husky’s “BBB” long-term issuer credit and senior unsecured debt rating and P-3(high) preferred share ratings on CreditWatch with Negative Implications. S&P has indicated that it expects to resolve the CreditWatch placement when the Arrangement closes and that the downside risk to all ratings is limited to one notch.

On October 26, 2020, Moody’s placed Husky’s “Baa2” senior unsecured ratings on review for downgrade. Should the Arrangement close in line with Moody’s expected conditions and structure, Moody’s expects it is likely that the combined company’s senior unsecured debt would be assigned a “Baa3” rating with a “Negative” outlook.

Credit ratings are intended to provide an independent measure of the credit quality of an issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. A rating may not remain in effect for any given period of time and may be revised or withdrawn entirely by a rating agency at any time in the future if, in its judgment, circumstances so warrant.

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is within the fourth highest of 10 categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. A rating of P-3 (high) by S&P on the Canadian preferred share rating scale is equivalent to a BB+ rating on the long-term credit rating scale. The addition of a “+” or “-” designation after a rating indicates the relative standing within the major rating categories. An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A “CreditWatch with Negative Implications” outlook indicates that a rating is placed under special surveillance and may be lowered.

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa by Moody’s is within the fourth highest of nine categories and is assigned to debt securities which are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 2 indicates a ranking in the mid-range of that generic rating category. The modifier 3 indicates a ranking in the lower end of that generic rating category. An “Under Review” outlook indicates a rating is under consideration for change in the near term. A “Negative” outlook indicates a possible rating downgrade over the medium term.

DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB(high) by DBRS is within the fourth highest of 10 categories and is assigned to debt securities considered to be of adequate credit quality. The capacity for payment of financial obligations is acceptable. Entities in the BBB category may be vulnerable to future events. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. Credit ratings on commercial paper are on a short-term debt rating scale that ranges from R-1(high) to D, representing the range of such securities rated from highest to lowest quality. A rating of R-2(high) by DBRS is the fourth highest of 10 categories and is assigned to debt securities considered to be of adequate credit quality. The capacity for the payment of short-term financial obligations as they become due is acceptable. Entities in this category may be vulnerable to future events. The R-1 and R-2 commercial paper categories are denoted by (high), (middle) and (low) designations. DBRS preferred share ratings range from Pdf-1 (highest) to D (lowest). According to the DBRS ratings system, preferred shares rated Pfd-3 are generally of adequate credit quality where protection of dividends and principal is considered acceptable, but the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. An “Under Review with Negative Implications” outlook signals that the rating is likely to be lowered.

Throughout the last three years, Husky has made payments to each of S&P, Moody’s and DBRS related to the rating of the Husky’s debt. Additionally, Husky has purchased products and services from S&P, Moody’s and DBRS.

Market for Securities

Husky has not sold or issued any Husky Common Shares, Husky Preferred Shares or securities convertible into Husky Common Shares or Husky Preferred Shares during the 12-month period prior to the date of this Information Circular, other than as set forth below:

Husky Options

During the 12-month period prior to the date of this Information Circular, Husky granted an aggregate of 6,064,170 Husky Options, the particulars of which are set forth in the following table:

Date	Exercise Price ($)	Number of Husky Options Issued(1)
December 13, 2019	9.59	19,220

March 23, 2020	2.77	5,841,280

May 7, 2020	4.17	7,900

August 11, 2020	4.66	195,770

Total		6,064,170

Note:

(1)	Each Husky Option entitles the holder thereof to acquire one Husky Common Share, on the terms and conditions set forth in the Husky Option Plan and expires 5 years from the date of grant.

Husky Common Shares

The Husky Common Shares are listed and trade on the TSX under the symbol “HSE”. The following table sets forth the price range and trading volume of the Husky Common Shares on the TSX as reported by the TSX for the periods indicated.

	Price Range
Date	High ($)	Low ($)	Trading Volume
2019

November	10.56	9.25	67,522,600

December	10.79	9.26	48,754,700

2020

January	10.80	8.58	38,621,400

February	8.96	6.12	48,745,900

March	6.56	2.21	140,216,500

April	5.09	3.33	110,891,000

May	4.44	3.38	102,764,900

June	6.05	3.83	97,812,200

July	4.84	3.94	52,628,600

August	5.00	4.33	39,850,900

September	4.48	3.02	50,916,400

October	3.84	2.85	87,486,900

November (1 to 6)	3.85	3.42	11,455,400

Husky Preferred Shares

The Husky Series 1 Preferred Shares, Husky Series 2 Preferred Shares, Husky Series 3 Preferred Shares, Husky Series 5 Preferred Shares and Husky Series 7 Preferred Shares are listed and trade on the TSX under the symbols “HSE.PR.A”, “HSE.PR.B”, “HSE.PR.C”, “HSE.PR.E” and “HSE.PR.G”, respectively. The following tables set forth the prices ranges and the trading volumes of the Husky Preferred Shares on the TSX as reported by the TSX for the periods indicated.

Husky Series 1 Preferred Shares

	Price Range
Date	High ($)	Low ($)	Trading Volume
2019

November	11.99	10.73	221,772

December	12.45	10.48	557,824

2020

January	12.69	11.16	562,961

February	11.90	10.00	99,184

March	10.63	4.10	1,517,017

April	6.99	4.71	999,661

May	6.51	5.61	151,752

June	7.54	6.00	184,575

July	6.88	5.95	211,205

August	7.25	6.65	168,165

September	7.19	5.81	204,043

October	6.70	5.86	286,119

November (1 to 6)	6.70	6.25	78,776

Husky Series 2 Preferred Shares

	Price Range
Date	High ($)	Low ($)	Trading Volume
2019

November	12.00	11.02	44,725

December	12.40	10.90	49,676

2020

January	12.50	11.49	29,023

February	12.20	11.10	19,353

March	11.30	4.28	62,626

April	6.85	5.00	153,416

May	6.58	5.71	47,228

June	7.41	6.06	79,491

July	7.33	6.11	32,228

August	7.45	6.56	22,593

September	7.37	5.76	34,807

October	6.80	5.78	20,857

November (1 to 6)	6.59	6.34	3,630

Husky Series 3 Preferred Shares

	Price Range
Date	High ($)	Low ($)	Trading Volume
2019

November	17.35	16.08	259,769

December	17.47	16.10	252,963

2020

January	18.25	17.19	412,100

February	17.80	15.91	143,258

March	15.96	6.58	498,120

April	11.51	8.05	629,575

May	11.50	10.20	267,480

June	12.00	10.60	126,163

July	13.49	10.80	157,820

August	13.81	11.92	409,953

September	13.85	11.20	150,461

October	12.97	11.03	353,458

November (1 to 6)	12.49	12.01	137,029

Husky Series 5 Preferred Shares

	Price Range
Date	High ($)	Low ($)	Trading Volume
2019

November	18.60	17.30	162,074

December	19.00	17.06	294,238

2020

January	19.60	18.70	84,833

February	19.50	16.61	170,459

March	17.09	6.89	319,489

April	12.42	8.01	659,828

May	11.64	10.50	155,615

June	12.75	10.99	109,963

July	14.20	11.05	105,512

August	14.45	12.66	67,231

September	14.35	11.60	157,374

October	13.30	11.05	244,955

November (1 to 6)	13.10	12.60	125,090

Husky Series 7 Preferred Shares

	Price Range
Date	High ($)	Low ($)	Trading Volume
2019

November	18.87	17.17	68,793

December	19.00	16.90	95,902

2020

January	19.45	18.53	54,386

February	19.31	16.77	139,345

March	17.24	6.56	331,156

April	10.89	7.65	685,793

May	10.76	9.95	173,816

June	11.50	10.19	186,053

July	13.45	10.11	166,876

August	14.00	12.02	54,865

September	13.88	10.78	66,423

October	13.00	10.42	282,977

November (1 to 6)	12.20	11.61	21,589

Legal Proceedings and Regulatory Actions

Husky is involved in various claims and litigation arising in the ordinary course of business. While the outcomes of these matters are uncertain and there can be no assurance that such matters will be resolved in Husky’s favour, Husky does not currently believe that the outcomes of adverse decisions in any pending or threatened proceedings related to these or other matters or any amounts which it may be required to pay by reason thereof would have a material adverse impact on its financial condition, results of operations or liquidity.

Auditors, Transfer Agent and Registrar

The auditors of Husky are KPMG LLP, Chartered Accountants (“KPMG”). KPMG has advised they are independent with respect to Husky within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Alberta.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario, is the transfer agent and registrar of the Husky Common Shares and Husky Preferred Shares.

Material Contracts

Other than as disclosed in this Information Circular, during the 12 months prior to the date of this Information Circular, Husky has not entered into any contracts, nor are there any contracts still in effect, that are material to Husky’s business, other than contracts entered into in the ordinary course of business. See “Material Contracts” in the Husky AIF, which is incorporated by reference in this Information Circular.

Interest of Informed Persons in Material Transactions

Except as otherwise disclosed in this Information Circular, there were no material interests, direct or indirect, of Husky directors or executive officers, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to the Husky Common Shares, or any other Informed Person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) or any known associate or affiliate of such persons, in any transaction since January 1, 2019, or in any proposed transaction, which has materially affected or would materially affect Husky or any of Husky’s subsidiaries. See “Interests of Certain Persons or Companies in the Arrangement – Husky” in this Information Circular.

Interest of Experts

The following persons, firms and companies are named as having prepared or certified a statement, report, valuation or opinion described or included herein directly or in a document incorporated by reference herein and whose profession or business gives authority to the statement, report, valuation or opinion, in each case with respect to Husky:

•	KPMG;
•	Goldman Sachs;
•	CIBC Capital Markets;
•	Osler, Hoskin & Harcourt;
•	McCarthy Tétrault; and
•	Sproule.

To the knowledge of Husky, as of the date of this Information Circular, each of Goldman Sachs, CIBC Capital Markets, Osler, Hoskin & Harcourt, McCarthy Tétrault and Sproule owns beneficially, directly or indirectly, less than 1% of the outstanding securities of each class of securities of Husky, Cenovus or any associate or affiliate of Husky or Cenovus, as applicable.

Additional Information

Additional information relating to Husky is available on SEDAR at www.sedar.com. Financial information in respect of Husky and its affairs is provided in the Husky Annual Financial Statements, Husky Annual MD&A, Husky Interim Financial Statements and Husky Interim MD&A which can be accessed on SEDAR at www.sedar.com.

APPENDIX N

INFORMATION CONCERNING CENOVUS ENERGY INC.

Notice to Reader

Unless the context indicates otherwise, capitalized terms which are used in this Appendix N and not otherwise defined in this Appendix N have the meanings given to such terms under the heading “Glossary of Terms” in this Information Circular.

Forward-Looking Statements

Certain statements contained in this Appendix N, and in certain documents incorporated by reference in this Appendix N, constitute forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, including the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future events or Cenovus’s future performance. See “Forward-Looking Statements” in this Information Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Pro Forma Information Concerning the Combined Company”, and under the heading “Risk Factors” in this Appendix N and the Cenovus Annual MD&A.

General

Cenovus was originally formed under the CBCA by amalgamation of 7050372 Canada Inc. (“7050372”) and Cenovus Energy Inc. (formerly Encana Finance Ltd. and in this section referred to as “Encana Subco”) on November 30, 2009 pursuant to an arrangement (the “Encana Separation Arrangement”) under the CBCA involving, among others, 7050372, Encana Subco and Encana. The Encana Separation Arrangement was completed pursuant to an arrangement agreement and separation and transition agreement both by and between Encana, Encana Subco, and 7050372 and dated October 20, 2009 and November 30, 2009, respectively.

On January 1, 2011, Cenovus Energy Inc. amalgamated with its wholly owned subsidiary, Cenovus Marketing Holdings Ltd., through a plan of arrangement approved by the Court. On July 31, 2015, Cenovus Energy Inc. amalgamated with its wholly owned subsidiary, 9281584 Canada Limited (formerly 1528419 Alberta Ltd.), by way of a vertical short-form amalgamation. On August 1, 2018, Cenovus Energy Inc. amalgamated with its wholly owned subsidiary, 10904635 Canada Limited (formerly Cenovus FCCL Ltd.), by way of a vertical short-form amalgamation.

Cenovus is an integrated oil and natural gas company headquartered in Calgary, Alberta. Cenovus is in the business of developing, producing and marketing crude oil, natural gas and NGLs in Canada, and also conducts marketing activities and owns refining interests in the United States. All of Cenovus’s oil and natural gas reserves and production are located in Canada, within the provinces of Alberta and British Columbia. As at December 31, 2019, Cenovus had a land base of approximately 5.3 million net acres. The estimated proved plus probable reserves life index, based on Cenovus’s working interest production as at December 31, 2019, was approximately 42 years.

For further information regarding Cenovus, its subsidiaries and their respective business activities, including Cenovus’s intercorporate relationships and organizational structure, see the Cenovus AIF, which is incorporated by reference in this Information Circular.

Cenovus’s registered and head office is located at 4100, 225 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 1N2.

Documents Incorporated by Reference

Information in respect of Cenovus has been incorporated by reference in this Information Circular from documents filed with the Canadian Securities Regulators and with the SEC. Copies of the documents incorporated by reference in this Information Circular may be obtained on request without charge from Cenovus’s Corporate Secretary at 225 – 6th Avenue S.W., PO Box 766, Calgary, Alberta, Canada T2P 0M5, Telephone: (403) 766-2000. These documents are also available through the internet on SEDAR, which can be accessed at www.sedar.com and on EDGAR, which can be accessed at www.sec.gov.

As of the date hereof, the following documents filed with, or furnished to, the Canadian Securities Regulators and with the SEC are specifically incorporated by reference in, and form an integral part of, this Information Circular:

(a)	the Cenovus AIF;

(b)	the Cenovus AGM Circular;

(c)	the Cenovus Annual Financial Statements;

(d)	the Cenovus Annual MD&A;

(e)	the Cenovus Interim Financial Statements;

(f)	the Cenovus Interim MD&A; and

(g)	the material change report of Cenovus dated November 3, 2020, relating to the Arrangement.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in this Information Circular, including any annual information form, audited annual consolidated financial statements (together with the auditor’s report thereon), information circular, unaudited interim consolidated financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports filed by Cenovus with securities commissions or similar regulatory authorities in the relevant provinces and territories of Canada subsequent to the date of this Information Circular and prior to the Effective Time shall be deemed to be incorporated by reference in this Information Circular. These documents are available through the internet on SEDAR at www.sedar.com. Unless specifically incorporated by reference in this Information Circular, documents filed or furnished by Cenovus on SEDAR or EDGAR are neither incorporated by reference in nor part of this Information Circular. Information on or connected to Cenovus’s website, even if referred to in a document incorporated by reference herein, does not constitute part of this Information Circular.

Any statement contained in this Information Circular or in a document (or any part thereof) incorporated by reference, or deemed to be incorporated by reference in this Information Circular shall be deemed to be modified or superseded for purposes of this Information Circular, to the extent that a statement contained herein or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Information Circular modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Information Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Consolidated Capitalization

There has been no material change in Cenovus’s share or debt capital structure since September 30, 2020. Readers should refer to the Cenovus Interim Financial Statements and the related Cenovus Interim MD&A, which are specifically incorporated by reference herein.

Description of Share Capital

Cenovus is authorized to issue an unlimited number of Cenovus Common Shares and Cenovus First Preferred Shares and Cenovus Second Preferred Shares not exceeding, in aggregate, 20% of the number of issued and outstanding Cenovus Common Shares. As at November 9, 2020, there were approximately 1,228,869,903 Cenovus Common Shares and no Cenovus First Preferred Shares or Cenovus Second Preferred Shares issued and outstanding. For a description of the Cenovus Common Shares, Cenovus First Preferred Shares and Cenovus Second Preferred Shares, see “Description of Capital Structure” in the Cenovus AIF, which is incorporated by reference in this Information Circular.

Market for Securities

The Cenovus Common Shares are listed and posted for trading on the TSX and the NYSE under the trading symbol “CVE”. The following table outlines the share price trading range and volume of shares traded as reported by the TSX and NYSE for the 12 months prior to the date of this Information Circular.

	TSX				NYSE

	Share Price Trading Range				Share Price Trading Range

	High(1)	Low(1)	Close(1)	Share Volume(2)	High(3)	Low(3)	Close(3)	Share Volume(4)

	($ per share)			(thousands)	(US$ per share)			(thousands)
2019
November	12.56	11.25	11.74	104,530	9.49	8.56	8.89	53,165
December	13.36	11.33	13.20	122,516	10.24	8.52	10.15	60,890
2020
January	13.66	11.16	11.52	182,247	10.49	8.48	8.71	79,957
February	12.45	9.41	9.87	195,111	9.385	6.995	7.37	93,778
March	10.07	2.06	2.84	708,848	7.56	1.41	2.02	279,556
April	5.23	2.52	5.05	613,431	3.76	1.78	3.64	258,256

	TSX				NYSE

	Share Price Trading Range				Share Price Trading Range

	High(1)	Low(1)	Close(1)	Share Volume(2)	High(3)	Low(3)	Close(3)	Share Volume(4)

	($ per share)			(thousands)	(US$ per share)			(thousands)
May	6.23	4.49	6.00	316,128	4.52	3.18	4.33	154,383
June	7.8	5.78	6.35	314,857	5.825	4.22	4.67	174,588
July	6.83	5.64	5.96	222,733	5.09	4.14	4.46	123,288
August	7.1	6.01	6.16	143,362	5.335	4.44	4.72	83,900
September	6.39	5.01	5.19	171,061	4.87	3.74	3.89	110,017
October	5.52	4.15	4.36	339,354	4.21	3.15	3.28	194,243
November 1 to 6	4.90	4.32	4.67	58,480	3.75	3.26	3.58	46,221

Notes:

(1)	As reported by the TSX

(2)	As reported by all Canadian marketplaces. Source: Bloomberg.

(3)	As reported by the NYSE.

(4)	As reported by all U.S. marketplaces. Source: Bloomberg.

On October 23, 2020, the last trading day on which the Cenovus Common Shares were traded prior to the announcement of the Arrangement, the closing price of the Cenovus Common Shares on the TSX was $4.88 and on the NYSE was US$3.71. On November 6, 2020, the last trading day prior to the date of this Information Circular, the closing price of the Cenovus Common Shares on the TSX was $4.67 and on the NYSE was US$3.58.

Dividend History

The declaration of dividends is at the sole discretion of the Cenovus Board and is considered each quarter in light of its financial position, capital expenditures, financing requirements for growth, cash flow, and other factors which the Cenovus Board considers relevant.

The following table sets forth the amount of dividends Cenovus paid to Cenovus Common Shareholders on Cenovus Common Shares over the last three years:

Dividends Paid ($ per Cenovus Common Share)
	Year	Q4	Q3	Q2	Q1

2019	0.2125	0.0625	0.0500	0.0500	0.0500
2018	0.2000	0.0500	0.0500	0.0500	0.0500
2017	0.2000	0.0500	0.0500	0.0500	0.0500

Cenovus declared a dividend of $0.0625 per Cenovus Common Share payable on March 31, 2020 to holders of Cenovus Common Shares of record as of March 13, 2020. On April 2, 2020, Cenovus announced a suspension to its quarterly dividend in the context of recent commodity price forecasts and economic, market and business conditions in the oil and gas industry. For information on the anticipated dividend policy of the combined company upon completion of the Arrangement, see “Pro Forma Information Concerning the Combined Company” in this Information Circular.

For additional information, readers should also refer to the section entitled “Risk Management and Risk Factors” in the Cenovus Annual MD&A, which is incorporated by reference herein.

Credit Ratings

The following information relating to Cenovus’s credit ratings is provided as it relates to Cenovus’s financing costs and liquidity. Specifically, credit ratings affect Cenovus’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current rating on Cenovus’s debt by Cenovus’s rating agencies or a negative change in its ratings outlook could adversely affect Cenovus’s cost of financing, its access to sources of liquidity and capital, and potentially obligate it to post incremental collateral in the form of cash, letters of credit or other financial instruments. See the section entitled “Risk Management and Risk Factors” in Cenovus’s Annual MD&A, which is incorporated by reference herein.

The following table outlines the current ratings and outlooks of Cenovus’s debt:

	S&P	Moody’s	DBRS	Fitch
Senior Unsecured Long-Term Rating	BBB-	Ba2	BBB(low)	BB+

Outlook/Trend	Negative	(under review for upgrade)	(under review with positive implications)	Positive

Credit rating agencies have taken the following actions with respect to Cenovus’s credit rating since the date of the Cenovus AIF: (i) on March 20, 2020, Fitch downgraded Cenovus’s Long-Term Issuer Default Rating (IDR) to BB+ from BBB- and senior unsecured rating to BB+/RR4 from BBB- and the rating outlooks were changed to negative from stable; (ii) on March 20, 2020, Moody’s downgraded Cenovus’s corporate family rating to Ba2 from Ba1, probability of default rating to Ba2-PD from Ba1-PD and seneior unsecured notes rating to Ba2 from Ba1 and the rating outlook was changed to “Negative” from “Positive”; (iii) on March 26, 2020, S&P downgraded its long-term issuer credit and senior unsecured debt ratings on Cenovus to BBB- from BBB and revised its outlook to “Negative” from “Stable”; and (iv) on June 12, 2020, DBRS downgraded Cenovus’s Issuer Rating and Senior Unsecured Debt Rating to BBB (low) from BBB and the trend was changed to “Negative” from “Stable”.

Following announcement of the Arrangement on October 25, 2020, credit rating agencies took the following actions.

On October 25, 2020, DBRS placed Cenovus’s Issuer Rating and Senior Unsecured Debt rating of “BBB (low)” under review with Positive Implications. DBRS expects that Cenovus’s credit ratings are likely to be one notch higher if the Arrangement is completed as contemplated.

On October 25, 2020, S&P affirmed its “BBB-” long-term issuer credit and senior unsecured debt ratings on Cenovus. S&P’s outlook remains negative pending completion of the Arrangement.

On October 26, 2020, Moody’s placed the ratings of Cenovus on review for upgrade. Should the Arrangement close in line with Moody’s expected conditions and structure, Moody’s expects it is likely that the combined company’s senior unsecured debt would be assigned a “Baa3” rating with a “Negative” outlook.

On October 26, 2020, Fitch affirmed Cenovus’s “BB+” credit ratings and revised its Rating Outlook to “Positive” from “Negative”.

Credit ratings are intended to provide an independent measure of the credit quality of an issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. A rating may not remain in effect for any given period of time and may be revised or withdrawn entirely by a rating agency at any time in the future if, in its judgment, circumstances so warrant.

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB- by S&P is within the fourth highest of 10 categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The addition of a “+” or “-” designation after a rating indicates the relative standing within the major rating categories. An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A “Negative” outlook indicates that a rating may be lowered.

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba2 by Moody’s is within the fifth highest of nine categories and is assigned to debt securities which are considered speculative and subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 2 indicates that the issue ranks in the mid-range of its generic rating category. A “Negative” outlook indicates a higher likelihood of a rating downgrade over the medium term.

DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB(low) by DBRS is within the fourth highest of 10 categories and is assigned to debt securities considered to be of adequate credit quality. The capacity for payment of financial obligations is considered acceptable. Entities in the BBB category may be vulnerable to future events. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. Rating trends provide guidance in respect of DBRS’s opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories: “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is progressing towards should present circumstances continue, or in some cases, unless challenges are addressed.

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BB+ is within the fifth highest of 11 categories and is assigned to debt securities considered to be speculative. BB+ ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that supports the servicing of financial commitments. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. A Fitch rating outlook indicates the direction a rating is likely to move over a one to two-year period, with rating outlooks falling into four categories: “Positive”, “Negative”, “Stable” or “Evolving”. Rating outlooks reflect financial or other trends that have not yet reached or have not been sustained at a level that would trigger a rating action, but which may do so if such trends continue. A Positive outlook indicates an upward trend on the rating scale. Positive or Negative outlooks do not imply that a rating change is inevitable and similarly, ratings with Stable outlooks can be raised or lowered without prior revision of the outlook. Where the fundamental trend has strong, conflicting elements of both positive and negative, the rating outlook may be described as Evolving.

Throughout the last three years, Cenovus has made payments to each of S&P, Moody’s, DBRS and Fitch related to the rating of the Cenovus’s debt. Additionally, Cenovus has purchased products and services from S&P, Moody’s, DBRS and Fitch.

Risk Factors

An investment in Cenovus Shares is subject to certain risks. Readers should consider carefully the risk factors in this Information Circular, including under the heading “Risk Factors”, and in the documents pertaining to Cenovus which are specifically incorporated by reference in, and form an integral part of, this Information Circular, including as described under “Forward-Looking Information” in the Cenovus Interim MD&A and as described under “Risk Factors” in the Cenovus Annual MD&A.

All statements regarding Cenovus’s business should be viewed in light of these risk factors. Readers should consider carefully whether an investment in Cenovus Shares is suitable for them in light of the information set forth in this Information Circular and in the documents incorporated by reference in this Information Circular. Such information does not purport to be an exhaustive list. If any of the identified risks were to materialize, Cenovus’s business, financial position, results and/or future operations may be materially affected. Additional risks and uncertainties not presently known to Cenovus, or which Cenovus currently deems immaterial, may also have an adverse effect upon Cenovus. Readers should also carefully review and consider all other information contained in this Information Circular and in the documents incorporated by reference in Appendix M – “Information Concerning Husky Energy Inc.” before making an investment decision and consult their own professional advisors when necessary.

Material Contracts

Other than as disclosed in this Information Circular and as discussed in the Cenovus AIF, during the 12 months prior to the date of this Information Circular, Cenovus has not entered into any contracts, nor are there any contracts still in effect, that are material to the business, other than contracts entered into in the ordinary course of business. See “Material Contracts” in the Cenovus AIF, which is incorporated by reference in this Information Circular.

Legal Proceedings and Regulatory Actions

During the 12 months prior to the date of this Information Circular, there were no legal proceedings to which Cenovus is or was a party, or that any of its property is or was the subject of, which involves a claim for damages in an amount, exclusive of interest and costs, that exceeds 10% of Cenovus’s current assets and it is not aware of any such legal proceedings that are contemplated.

During the 12 months prior to the date of this Information Circular, there were no penalties or sanctions imposed against Cenovus by a court relating to securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against Cenovus that would likely be considered important to a reasonable investor in making an investment decision, and it has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority.

Auditors, Transfer Agent and Registrar

The registrar and transfer agent for the Cenovus Common Shares is:

In Canada:	In the United States:
Computershare Investor Services, Inc. 8th Floor, 100 University Avenue Toronto, ON M5J 2Y1 Canada	Computershare Trust Company NA 250 Royall St. Canton, MA 02021 U.S.

Tel: 1-866-332-8898 Website: www.investorcentre.com/Cenovus

Cenovus’s auditors are PricewaterhouseCoopers LLP (“PwC”), Chartered Professional Accountants, at their offices in Calgary, Alberta. PricewaterhouseCoopers LLP has advised they are independent with respect to Cenovus within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC.

Interest of Experts

The following persons, firms and companies are named as having prepared or certified a statement, report, valuation or opinion described or included herein directly or in a document incorporated by reference herein and whose profession or business gives authority to the statement, report, valuation or opinion, in each case with respect to Cenovus:

•	PwC;
•	RBC Capital Markets;
•	TD Securities;
•	McDaniel; and
•	GLJ.

To the knowledge of Cenovus, as of the date of this Information Circular, each of RBC Capital Markets, TD Securities, McDaniel and GLJ owns beneficially, directly or indirectly, less than 1% of the outstanding securities of each class of securities of Cenovus, Husky or any associate or affiliate of Cenovus or Husky, as applicable.

Additional Information

Additional information relating to Cenovus is available via the internet on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. A Cenovus Common Shareholder may obtain copies of the documents incorporated by reference herein without charge from the Corporate Secretary of Cenovus, at 225 – 6th Avenue S.W., PO Box 766, Calgary, Alberta, Canada T2P 0M5, Telephone: (403) 766-2000. In addition, copies of documents incorporated by reference in this Information Circular may be obtained from the securities commissions or similar authorities in Canada through Cenovus’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Information contained in or otherwise accessible through Cenovus’s website does not form a part of this Information Circular and is not incorporated by reference in this Information Circular.

Directors Approval

The contents and distribution of this Information Circular have been approved by the Cenovus Board.

APPENDIX O

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)    Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)

A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)	An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)	On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgement, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX P

COMPARISON OF SHAREHOLDER RIGHTS

If the Arrangement is approved and completed, the securities issued to former Husky Shareholders will be governed by the CBCA instead of the ABCA. While the rights of shareholders under the CBCA are broadly similar to those under the ABCA, there are a number of variations in the rights afforded to shareholders under the two pieces of legislation. The following is a summary of certain similarities and differences between the CBCA and the ABCA on matters pertaining to shareholder rights. This summary is not exhaustive and is of a general nature only and is not intended to be, and should not be construed to be, legal advice to Husky Shareholders. Accordingly, Husky Shareholders should consult their professional advisors with respect to the detailed provisions of the CBCA and their rights under it.

Board of Directors

Under the ABCA, at least one-quarter of a corporation’s directors, and at least one-quarter of the members of any committee of directors, must be resident Canadians. Under the CBCA, at least one-quarter of a corporation’s directors must be resident Canadians; however, there is no similar requirement for committees of directors.

Place of Meetings

The ABCA provides that a meeting may be held outside Alberta where all shareholders entitled to vote at such a meeting so agree. The CBCA provides that a meeting of shareholders may be held outside Canada if the place is specified in the articles or where all the shareholders entitled to vote at such a meeting so agree.

Financial Assistance

The ABCA requires disclosure of financial assistance given by a corporation to shareholders or directors of the corporation or its affiliates, or to any of their associates, and in connection with the purchase of shares of the corporation or an affiliated corporation. The CBCA has no such requirement.

Shareholder Proposals

Both the ABCA and the CBCA provide for shareholder proposals. Under the CBCA, a registered or beneficial owner of shares entitled to be voted at a meeting may submit a proposal, although the registered or beneficial shareholder must either: (i) have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of a least $2,000, or (ii) have the support of persons who have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000.

Record Date for Voting

The ABCA permits a transferee of Common Shares after the record date for a shareholder meeting, not later than 10 days before the shareholder meeting, to establish a right to vote at the meeting by providing evidence of ownership of Common Shares and demanding that the transferee’s name be placed on the voting list in place of the transferor. The CBCA does not have an equivalent provision.

Rights of Dissent

Under both the ABCA and the CBCA, shareholders have substantially the same rights of dissent if a corporation resolves to effect certain fundamental changes. However, under the CBCA, the corporation must, within ten days of the resolution to which the shareholder dissents being adopted, send notice to the dissenting shareholder. The dissenting shareholder, within 20 days of receiving notice from the corporation or, if such notice was not received, within 20 days after learning that the resolution has been adopted, must send the corporation notice of his demand for payment of the fair value of his shares, the number and class of shares in respect of which the shareholder dissents and his relevant personal information. Within 30 days of this notice, the dissenting shareholder must send the corporation, or its transfer agent, his share certificates. No more than seven days after the later of the day on which the resolution is effective and the day the corporation receives notice from the dissenting shareholder, the corporation must make an offer to pay. The corporation or the dissenting shareholder may apply to the court to fix a fair value for the shares of the dissenting shareholder.

Under the ABCA, a dissenting shareholder may send a corporation a written objection to a resolution affecting a fundamental change at or before any meeting of shareholders at which the resolution is to be voted on. Once the resolution is adopted the dissenting shareholder may make application to the court to fix the fair value of his shares. If an application is made to the court, the corporation must send an offer to pay to each dissenting shareholder an amount considered by the directors to be the fair value of the shares. The dissenting shareholder may accept the offer to pay from the corporation or wait for an order from the court fixing the fair value of the shares. The dissent rights under the ABCA apply to the Arrangement Resolution and, if applicable, the Preferred Shareholder Resolution. See “Dissent Rights” in this Information Circular.

P-1

Sale of Property

Under both the ABCA and the CBCA, any proposed sale, lease or exchange of all or substantially all of the property of a corporation, other than in the ordinary course of business, must be approved by a special resolution passed by not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of shareholders. The holder of shares of a class or series of shares of a corporation are entitled to vote separately as a class or series in respect of such a sale, lease or exchange if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Amendments to the Articles of the Corporation

Under both the ABCA and the CBCA, certain fundamental changes to the articles of a corporation, such as an alteration of any restrictions on the business carried on by the corporation, changes in the name of the corporation, increases or decreases in the authorized capital, the creation of any new classes of shares and changes in the jurisdiction of incorporation, must be approved by a special resolution passed by a majority of not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of the shareholders of the corporation.

Oppression Remedies

Under the ABCA and the CBCA, a shareholder, former shareholder, director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court to rectify the matters complained of where in respect of a corporation or any of its affiliates: (i) any act or omission of a corporation or its affiliates effects a result; (ii) the business or affairs of a corporation or any of its affiliates are or have been carried on or conducted in a manner; or (iii) the powers of a corporation or any of its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any securityholder, creditor, director or officer.

Shareholders’ Derivative Action

Under the ABCA and the CBCA, a shareholder, former shareholder, director, former director, officer or former officer of a corporation or its affiliates or any other person who, in the discretion of the court, is a proper person to do so, may apply for the court’s leave to: (i) bring a derivative action in the name and on behalf of a corporation or any of its subsidiaries; or (ii) intervene in the action to which a corporation or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of a corporation or the subsidiary.

Dissident Proxy Solicitation

Under both the ABCA and the CBCA, in the case of a solicitation by or on behalf of management of a corporation, a person is not entitled to solicit proxies unless a management proxy circular in prescribed form is made available in the prescribed manner to, among others, all of the shareholders whose proxies are solicited. Similarly, a person (other than management or on behalf of management) (a “dissident”) is not entitled to solicit proxies unless a dissident’s proxy circular in prescribed form and stating the purposes of the solicitation is made available in the prescribed manner to, among others, all of the shareholders whose proxies are solicited. However, under the CBCA, a dissident may solicit proxies without making available a dissident’s proxy circular if the total number of shareholders whose proxies are solicited is 15 or fewer or, subject to certain requirements, by public broadcast. In contrast, under the ABCA, absent exemptive relief from the Alberta Securities Commission, a dissident is only entitled to solicit proxies without making available a dissident’s proxy circular if the total number of shareholders of the corporation entitled to vote at shareholder meetings is 15 or fewer.

Disclosure Relating to Diversity

Under the CBCA, at each annual meeting of the shareholders, the directors of a distributing corporation must place before the shareholders certain prescribed information respecting the diversity among the directors, the chair and vice-chair of the board of directors, the president of the corporation, the chief executive officer and chief financial officer, the vice-president in charge of a principal business unit, division or function, and individuals who perform policy-making functions in respect of the corporation. The ABCA has no such requirement.

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